Form 20-F
period 2025-06-30
Elevra Lithium Ltd
filed 2025-10-31
CIK 1739016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from _____ to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______
Commission file number 001-42819
Elevra Lithium Limited
(Exact name of Registrant as specified in its charter)
Australia
(Jurisdiction of incorporation or organization)
Level 28, 10 Eagle Street, Brisbane, Queensland 4000, Australia
(Address of principal executive offices)
Timothy Palmer, Tel: (704) 461-8000; Fax: 704-270-9828,
42 E Catawba Street, Belmont, North Carolina, 28012
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value*		The Nasdaq Stock Market LLC*
American Depositary Shares (“ADS”), each representing 10 ordinary shares	ELVR	The Nasdaq Stock Market LLC

*	Shares are not listed for trading but are only registered in connection with the registration of American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.
Ordinary Shares, no par value: 11,543,296,014
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted, electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

PRESENTATION OF INFORMATION
All references to “Elevra,” “Sayona” or the “Company” refer to Elevra Lithium Limited, an Australian public company limited by shares, known prior to September 16, 2025 as Sayona Mining Limited.
On August 29, 2025, Elevra consummated a merger pursuant to which Shock MergeCo Inc., a Delaware corporation and a wholly owned subsidiary of Elevra, merged with and into Piedmont Lithium Inc., a Delaware corporation (“Piedmont”), with Piedmont surviving the merger as a wholly owned subsidiary of Elevra (the “Merger”). Since the Merger occurred after the end of the reporting period, information with respect to Elevra for the reporting period refers only to Elevra prior to the Merger and does not include the information of Piedmont (unless otherwise specifically noted).
On September 16, 2025, Elevra effected a consolidation of Elevra’s equity securities, including the Elevra ordinary shares, in accordance with Section 245H of the Australian Corporations Act, at a ratio of 150:1, whereby, on an as-converted, fully-diluted basis, each 150 Elevra ordinary shares were converted into one Elevra ordinary share, with any resulting fractional shares otherwise held by a shareholder of Elevra rounded up to the nearest whole share (the “Elevra share consolidation”). As a result of the Elevra share consolidation, the number of issued Elevra ordinary shares was reduced from 25,265,148,318 to 168,458,841 and each Elevra ADS, which had previously represented 1,500 Elevra ordinary shares, now represents 10 Elevra ordinary shares. Unless indicated otherwise, all references to numbers and prices of Elevra ordinary shares are to the numbers and prices at the applicable time (in other words, not taking into account the Elevra share consolidation before September 16, 2025 and taking into account the Elevra share consolidation from and after September 16, 2025).
All references to “U.S. dollars,” “dollars,” “$,” “USD” or “US$” are to the U.S. dollar. All references to “Australian dollars,” “AUD” or “AU$” are to the Australian dollar. As of June 30, 2025, AU$1.00 was equivalent to US$0.658.  As of October 15, 2025, AU$1.00 was equivalent to US$0.651.
All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board.

All references to “the date of this annual report” are to October 31, 2025.
Percentages and certain amounts contained herein have been rounded for ease of presentation.  Any discrepancies in any figure between totals and the sums of the amounts presented are due to rounding.

GLOSSARY
“ADR” refers to an American depositary receipt.
“ADR facility” refers to the American depositary receipt facility established with the depositary bank for the purpose of issuing the Elevra ADSs.
“ADSs” refers to American depositary shares.
“AH Act” refers to the Aboriginal Heritage Act 1972 (WA).
“ASIC” refers to the Australian Securities and Investments Commission.
“ASX” refers to the Australian Securities Exchange.
“ASX Listing Rules” refers to the official listing rules of ASX, including any variation, consolidation or replacement of such rules, in each case, subject to any waiver or exemption granted to the compliance of those rules.
“Atlantic Lithium” refers to Atlantic Lithium Ltd (ASX: A11).
“Atlantic Lithium Ghana” refers to the Ghanaian-based lithium portfolio companies of Atlantic Lithium.
“Australian Corporations Act” refers to the Corporations Act 2001 (Cth), as in force or as modified (including via any ASIC Relief or Requirements) from time to time.
“Authier Lithium” refers to the Authier Lithium project.
“Canaccord” refers to Canaccord Genuity (Australia) Limited.
“Carolina Lithium” refers to the Carolina Lithium project.
“closing equity raise” refers to the placement of 2,156,250,000 Elevra ordinary shares at the issue price of AU$0.032 ($0.02 at the then-prevailing exchange rate) per Elevra ordinary share completed on September 4, 2025 (Sydney time).
“Code” refers to the U.S. Internal Revenue Code.
“Company” refers to Elevra Lithium Limited, an Australian public company limited by shares, formerly known as Sayona Mining Limited.
“Constitution” refers to Elevra’s Constitution adopted by the shareholders on November 28, 2024 and attached as Exhibit 1.1 to this annual report.
“deposit agreement” refers to the deposit agreement between Elevra and the depositary bank governing the Elevra ADSs, the form of which is attached as Exhibit 2.2 to this annual report, with the form of ADR as subsequently amended and attached as Exhibit 2.3 to this annual report.
“depositary bank” refers to The Bank of New York Mellon, in its capacity as depositary under the deposit agreement.
“dmt” refers to dry metric tons.
“EGC” refers to an emerging growth company, as defined under the U.S. Securities Act.
“Elevra” refers to Elevra Lithium Limited, an Australian public company limited by shares, formerly known as Sayona Mining Limited.
“Elevra ADSs” refers to American depositary shares representing 1,500 Elevra ordinary shares prior to the Elevra share consolidation and 10 Elevra ordinary shares following the Elevra share consolidation.
“Elevra ADS holder” refers to a registered Elevra ADS holder.
“Elevra annual financial statements” refers to the audited consolidated financial statements of Elevra and its controlled entities as of June 30, 2025 and 2024, and for each of the three years in the period ended June 30, 2025.
“Elevra Board” refers to the board of directors of Elevra.
“Elevra equity raise” refers to the placement of 1,250,000,000 Elevra ordinary shares at the issue price of AU$0.032 ($0.02 at the then-prevailing exchange rate) per Elevra ordinary share completed on November 28, 2024 (Sydney time).

“Elevra ordinary shares” refers to the ordinary, fully paid shares in the capital of Elevra.
“Elevra placement agreement” refers to placement agreement, dated as of November 19, 2024 (as amended by the amending deed, dated as of April 23, 2025), by and between Elevra and Canaccord.
“Elevra securities” refers to Elevra ordinary shares and Elevra ADSs.
“Elevra share consolidation” refers to a consolidation, with effect from September 16, 2025, of Elevra’s equity securities, including the Elevra ordinary shares, in accordance with Section 245H of the Australian Corporations Act, at a ratio of 150:1, whereby, on an as-converted, fully-diluted basis, each 150 Elevra ordinary shares were converted into one Elevra ordinary share, with any resulting fractional shares otherwise held by a shareholder of Elevra rounded up to the nearest whole share.
“EPA (WA)” refers to the Environmental Protection Act 1986 (WA).
“EPBC Act” refers to the Environment Protection and Biodiversity Conservation Act 1999 (Cth).
“Ewoyaa Lithium” refers to the Ewoyaa Lithium project.
“Executive KMP” refers to the executive key management personnel of Elevra.
“First Nations” refers to one or more interest groups, including aboriginal groups.
“Ghana EPA” refers to the Environmental Protection Authority of Ghana.
“Ghana Mining Act” refers to the Minerals and Mining Act, 2006 (Act 703) of Ghana.
“IASB” refers to the International Accounting Standards Board.
“IFRS accounting standards” refers to the International Financial Reporting Standards.
“LNR Minister” refers to the Minister of Lands and Natural Resources of Ghana.
“Merger” refers to the merger of Merger Sub with Piedmont pursuant to which Piedmont survived the merger as a wholly owned subsidiary of Elevra, completed on August 29, 2025.
“Merger Agreement” refers to the Agreement and Plan of Merger, dated November 18, 2024 (as amended on April 22, 2025 and as it may have been further amended from time to time), by and among Elevra, Piedmont and Merger Sub.
“Merger Sub” refers to Shock MergeCo Inc., a Delaware corporation and a wholly owned subsidiary of Elevra.
“Minerals Commission” refers to the Minerals Commission of Ghana.
“Mining Act of WA” refers to the Mining Act 1978 (WA).
“Moblan Lithium” refers to the Moblan Lithium project.
“NAL” or “North American Lithium” refers to the North American Lithium project.
“Nasdaq” refers to the Nasdaq Stock Market LLC.
“Non-Executive Directors” refers to directors of Elevra that are not executive directors or Executive KMP of Elevra.
“NTA Act” refers to Native Title Act 1993 (Cth).
“PCBUs” refers to persons conducting a business or undertaking.
“Piedmont” refers to Piedmont Lithium Inc., a Delaware corporation.
“Piedmont Board” refers to the board of directors of Piedmont.
“Piedmont CDI” refers to CHESS Depositary Interests representing shares of Piedmont common stock.
“Piedmont common stock” refers to common stock, par value $0.0001 per share, of Piedmont.
v

“Piedmont equity raise” refers to the placement of 238,095,300 Piedmont CDIs, each representing 1/100th of a share of Piedmont common stock, at the issue price of AU$0.168 ($0.11 at the then-prevailing exchange rate) per Piedmont CDI completed on November 28, 2024 (Sydney time).
“Piedmont placement agreement” refers to the placement agreement, dated as of November 19, 2024, by and between Piedmont and Canaccord.
“RCF” refers to Resource Capital Fund VIII, L.P.
“RCF information and observation rights letter” refers to the Information and Observation Rights Letter, dated November 19, 2024, by and between Elevra and RCF.
“RCF Observer” refers to the person designated by RCF pursuant to the RCF information and observation rights letter.
“RCF option deed” refers to the option subscription deed, dated as of August 12, 2025, by and between Elevra and RCF.
“RCF subscription agreement” refers to subscription agreement, dated as of November 19, 2024 (as amended by the amending deed, dated as of April 23, 2025, and the amending deed, dated as of August 12, 2025), by and between Elevra and RCF.
“Sayona” refers to Elevra Lithium Limited, an Australian public company limited by shares, formerly known as Sayona Mining Limited.
“Sayona Québec” refers to Sayona Québec Inc, which, prior to the Merger, was a joint venture with Piedmont in which Elevra owned a 75% equity interest and Piedmont owned a 25% interest. Following the Merger, Sayona Québec, Inc. is a wholly-owned subsidiary of Elevra.
“SEC” refers to the U.S. Securities and Exchange Commission.
“Takeovers Panel” refers to the Australian peer review body that operates as the primary forum for the resolution of takeover disputes in Australia.
“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“U.S. holder” refers to a beneficial owner of Elevra securities received in the Merger, that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

“U.S. Securities Act” refers to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“WHS Act” refers to, collectively, the Work Health and Safety Act 2020 (WA), Work Health and Safety (General) Regulations 2022 (WA) and the Work Health and Safety (Mines) Regulations 2022 (WA).
*	The definitions used for resources and reserves are as defined in subpart 1300 of SEC Regulation S-K.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F contains statements that are or may constitute forward-looking statements as that term is defined in Section 27A of the U.S. Securities Act, and Section 21E of the U.S. Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995.  These statements are based on Elevra’s current expectations, assumptions, estimates and projections about Elevra, its industry, economic conditions in the markets in which it operates and certain other matters.  All statements other than statements of historical fact included in this annual report, including, without limitation, those regarding Elevra’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Elevra’s products, production forecasts, and reserve and resource positions) are forward-looking statements. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “predict,” “project,” “should” and similar words and expressions may identify forward-looking information.  Forward-looking statements are contained throughout this annual report, including matters discussed under “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” as well as other sections of this annual report.
Forward-looking statements are subject to and involve risks, uncertainties and assumptions, and you should not place undue reliance on any forward-looking statements. Although Elevra believes that the forward-looking statements are based on reasonable assumptions at the time they are made, you should be aware that many factors could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements. The following are some but not all of the factors that could cause actual results or events to differ materially from anticipated results or events:
•	Elevra’s limited operating history in the lithium industry;

•	the inability of Elevra to develop certain properties;

•	exploration or development properties not containing reserves or containing less reserves than projected;

•	mineral reserve and resource estimates being imprecise;

•	risks related to mining, exploration, mine construction and plant construction;

•	fluctuations in lithium and lithium byproduct prices;

•
fluctuations in currency exchange rates, particularly the U.S., Canadian and Australian dollars, and the possible variations between the currency of Elevra’s revenues and the currency of Elevra’s expenses;

•	any inability of Elevra to enter into and deliver product under offtake and other sale agreements;

•	any inability of Elevra to access the capital or financial markets;

•	any inability of Elevra to successfully manage its growth;

•	additional businesses, assets or joint ventures becoming unsuccessful;

•	any inability of Elevra to realize some or all of the anticipated benefits of the Merger;

•	mining activities becoming subject to royalty claims;

•	mineral properties becoming subject to defects in title;

•	dependence on a limited number of customers;

•	requirements to obtain governmental licenses, permits, authorizations, concessions and other approvals in relevant jurisdictions, including Canada, Australia, Ghana and the United States;

•	environmental regulations and related litigation;

•	changes to regulations related to health and safety;

•	changes in technology or other developments that could adversely affect demand for lithium compounds;

•	additional risks related to international activities; and

•	natural disasters, public health crises, political crises, and other events outside of Elevra’s control.

For a further discussion of these and other factors that could affect Elevra’s future results, see the factors discussed in “Summary of Risk Factors” and “Item 3. Key Information—D. Risk Factors.” Elevra cautions that you should not place undue reliance on any forward-looking statements. Elevra undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof and disclaims any obligation to do so except as required by applicable laws.

SUMMARY OF RISK FACTORS
Risks Related to Elevra’s Business
•	Elevra’s future performance is difficult to evaluate because Elevra has a limited operating history in the lithium industry.

•	There is no guarantee that Elevra’s development of certain properties will result in the commercial extraction of mineral deposits.

•	Elevra does not control its equity method investments.

•	Some of Elevra’s current or future exploration or development properties may not contain any reserves.

•	Elevra’s mineral reserve and resource estimates may be imprecise.

•	Elevra faces risks related to mining, exploration, mine construction, and plant construction, if any, on its properties.

•	Lithium and lithium byproduct prices are subject to unpredictable fluctuations.

•
Foreign currency exchange rate fluctuations, particularly in relation to the U.S., Canadian and Australian dollars, could affect Elevra’s profitability, cashflows and the value of its assets and liabilities.

•
Elevra’s long-term success will depend ultimately on Elevra’s ability to continue to generate revenues, achieve and maintain profitability, and develop positive cash flows from Elevra’s mining activities.

•	Elevra’s long-term success depends on its ability to enter into and deliver product under offtake and other sale agreements.

•	Elevra depends, in part, on its ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may adversely affect Elevra’s business.

•	Elevra’s ability to manage growth will have an impact on its business, financial condition, and results of operations.

•	Elevra may acquire or make investments in additional businesses or assets, form joint ventures, or make investments in other companies that may be unsuccessful.

•	Elevra, as the combined company, may not realize some or all of the anticipated benefits of the Merger.

•	Elevra is dependent upon key management employees.

•	Elevra may fail to comply with Australian and international anti-corruption, anti-bribery, anti-money laundering and international trade laws.

•	Lawsuits may be filed against Elevra and an adverse ruling in any such lawsuit may adversely affect Elevra’s business.

•	Elevra’s mining activities may be subject to royalty claims.

•	Elevra’s mineral properties may be subject to defects in title.

•	Elevra’s directors and officers may have conflicts of interest.

•	Changes to Elevra’s financial and operations systems may result in significant expense and disruptions.

•	Elevra is dependent on a limited number of customers.

•
Natural disasters, public health crises, political crises, and other catastrophic events or other events outside of Elevra’s control may materially and adversely affect Elevra’s business or financial results.

•	Unstable market, economic or geopolitical conditions may have serious adverse consequences on Elevra’s business.

•	Elevra’s business is subject to cybersecurity risks.

•	A change in tax laws in any country in which Elevra operates could result in higher tax expense.

•	A loss of a major tax dispute could result in higher taxes on Elevra’s worldwide earnings.

•	The proposed Carolina Lithium project will be subject to significant governmental regulations, including the U.S. Federal Mine Safety and Health Act.

•	Recent tariff announcements and other developments in international trade policies and regulations could adversely affect Elevra’s operations and outlook.

Regulatory and Industry Risks
•
Elevra will be required to obtain governmental licenses, permits, authorizations, concessions and other approvals in relevant jurisdictions, including Canada, Australia, Ghana and the United States, in order to conduct development and mining operations.

•	Compliance with environmental regulations and related litigation could require significant expenditures.

•	Changes in technology or other developments could adversely affect demand for lithium compounds.

•	Elevra’s growth depends upon the continued growth in demand for electric vehicles with lithium compounds.

•	Climate change and changes in climate change regulations could have a material adverse impact on Elevra’s operations.

•	Mining operations face substantial regulation of health and safety.

•	Elevra’s international activities are subject to additional inherent risks.

•	Elevra’s operations and properties expose it to native title and political risks.

•
Certain of Elevra’s mines and exploration properties are located on land that is or may become subject to traditional territory, title claims and/or claims of cultural significance, and such claims may affect Elevra’s current and future operations.

•	Elevra’s operations and supply chain are exposed to human rights issues, including modern slavery.

•	Elevra’s insurance may not fully cover all of its potential risk exposure.

Risks Related to an Investment in Elevra Ordinary Shares or Elevra ADSs
•	There may be less publicly available information concerning Elevra than there is for issuers that are not foreign private issuers and emerging growth companies.

•
There may be additional complexities and practical challenges associated with enforcing civil liability provisions of the securities laws of the United States against Elevra’s officers and members of the Elevra Board.

•	The market prices and trading volume of Elevra ordinary shares and Elevra ADSs have been and may continue to be volatile.

•	The Constitution and other Australian laws and regulations may affect Elevra’s ability to take certain actions.

•
The market price of the Elevra ADSs may not be identical, in terms of U.S. dollars, to the market price of Elevra ordinary shares; and exchange rate fluctuations may adversely affect the U.S. dollar value of Elevra ADSs and any dividends paid by Elevra.

•	Elevra ADS Holders are not holders of Elevra ordinary shares and do not have shareholder rights.

•	Under the terms of the deposit agreement, the depositary bank is entitled to charge Elevra ADS Holders fees for various services, including annual service fees.

•	Elevra ADS Holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

•	Elevra ordinary shares are subject to Australian insolvency laws which are substantially different from U.S. insolvency laws.

•	Elevra does not anticipate paying dividends in the foreseeable future.

•
If securities or industry analysts do not publish research reports about Elevra’s business, or if they issue an adverse opinion about Elevra’s business, the market price and trading volume of Elevra ordinary shares or Elevra ADSs could decline.

•	Sales or resales of Elevra ordinary shares or Elevra ADSs, or the perception that such sales may occur, may cause the market value of Elevra ordinary shares or Elevra ADSs to decline.

x

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.
ITEM 3.	KEY INFORMATION

3.A. [Reserved]
3.B. Capitalization and Indebtedness
Not applicable.
3.C. Reasons for the Offer and Use of Proceeds
Not applicable.
3.D. Risk Factors
Elevra’s operations are subject to certain risks that may affect its business, financial condition, cash flows, or results of operations.  In addition to the other information contained in this annual report on Form 20-F, you should carefully consider the risks described below.  These risks are not the only ones Elevra faces.  Additional risks not currently known to Elevra or that are known but that Elevra currently believes are not significant may also affect its business operations.  Elevra’s business, financial condition, cash flows or results of operations could be materially affected by any of these risks.
Risks Related to Elevra’s Business
Elevra’s future performance is difficult to evaluate because Elevra has a limited operating history in the lithium industry.
Until the third quarter of 2023, each of Elevra and Piedmont had yet to realize any revenues from the sale of lithium, and each of their operating cash flow needs were previously financed primarily through issuances of stock and not through cash flows derived from their operations.  As a result, Elevra has limited historical financial and operating information available to help you evaluate Elevra’s performance.
There is no guarantee that Elevra’s development of certain properties will result in the commercial extraction of mineral deposits.
Although certain of Elevra’s projects have achieved (including the North American Lithium), or may achieve, production, Elevra remains engaged in the business of exploring and developing mineral properties with the intention of locating additional economic deposits of minerals at its exploration and development properties.
Exploration and development of lithium resources are highly speculative in nature, and it is impossible to ensure that current and future exploration programs and/or feasibility studies on Elevra’s existing properties will establish reserves.  Elevra has declared mineral reserves on its development stage properties; however, Elevra has yet to begin commercial extraction of minerals on these development stage properties.  Accordingly, Elevra cannot assure you that it will realize profits in the medium to long term from its exploration and development activities.  Further, Elevra cannot assure you that any of its development stage property interests can be commercially mined or that Elevra’s ongoing exploration programs will result in profitable commercial mining operations.  The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time, which may or may not be reduced or eliminated through a combination of careful evaluation, experience, and skilled management.  While discovery of ore-bearing deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to construct mining and processing facilities and to establish additional reserves.  The profitability of Elevra’s operations will be, in part, directly related to the cost and success of Elevra’s exploration and development programs, which may be affected by a number of factors.  Additional expenditures are required to construct, complete, and install mining and processing facilities in those properties that are actually mined and developed.
Elevra’s exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements.  Exploration project items, such as any future estimates of reserves, metal recoveries, or cash operating costs will, to a large extent, be based upon the interpretation of geologic data, obtained from a limited number of drill holes and other sampling techniques as well as future feasibility studies.  Actual operating costs and economic returns of any and all exploration projects may materially differ from the costs and returns estimated, and accordingly, Elevra’s financial condition, results of operations, and cash flows may be negatively affected.

Elevra does not control its equity method investments.
Elevra applies the equity method of accounting to investments when it has the ability to exercise significant influence over the operational decision-making authority and financial policies of the investee but it does not exercise control.  Each of Elevra’s equity method investees is governed by its own board of directors, whose members have fiduciary duties to the investees’ shareholders. While Elevra has certain rights to appoint representatives to the investees’ boards of directors, the interests of the investees’ shareholders may not align with Elevra’s interests or the interests of its shareholders and strategic and contractual disputes may arise.
Elevra is generally dependent on the management team of each of its investees to operate and control such project or businesses.  While Elevra may exert influence pursuant to its positions, as applicable, on the boards of directors and through certain limited governance or oversight roles, such influence may be limited.  The management team of an investee may not have the level of experience, technical expertise, human resources, management, and other attributes necessary to operate their projects or businesses optimally, and they may not share Elevra’s business priorities, including, but not limited to, those priorities that relate to desired production levels.  This could have a material adverse effect on the value of such investments as well as Elevra’s growth, business, financial condition, results of operations, and prospects.
Some of Elevra’s current or future exploration or development properties may not contain any reserves, and any funds spent on exploration and evaluation may be lost.
Elevra cannot assure you that its exploration programs will identify economically extractable mineralization, nor can Elevra assure you about the quantity or grade of any mineralization Elevra seeks to extract.  Elevra’s exploration prospects may not contain any reserves and any funds spent on evaluation and exploration may be lost.  Even for the mineral reserves Elevra has reported for its properties, any quantity or grade of reserves Elevra indicates must be considered as estimates only until such reserves are actually mined.  Elevra does not know with certainty that economically recoverable lithium exists on its exploration or development properties.  In addition, the quantity of any reserves may vary depending on commodity prices. Any material change in the quantity or grade of reserves may affect the economic viability of Elevra’s exploration or development properties.
Elevra’s mineral reserve and resource estimates may be imprecise.
Elevra’s mineral reserve figures are primarily estimates and are not guarantees that Elevra will recover the indicated quantities of these minerals.  You are cautioned not to place undue reliance on estimates of reserves (or resource estimates or exploration targets).  Reserves are estimates made by Elevra’s professional technical personnel of the amount of minerals that they believe could be economically and legally extracted or produced at the time of the reserve determination.  No assurance can be given that the estimated amount of mineral or the indicated level of recovery of these minerals will be realized.  Reserve and resource estimation is an interpretive process based upon available data and various assumptions.  Elevra’s reserve and resource estimates may change.  Reserves are valued based on estimates of costs and mineral prices, which may not be consistent among Elevra’s properties or across the industry.  The estimated quantities and economic value of mineral reserves may be adversely affected by:
•	declines in the market price of lithium;

•	increased production or capital costs;

•	reduction in the grade or tonnage of the deposit;

•	decrease in throughput;

•	increase in the dilution of the ore;

•	future currency rates, inflation rates and applicable tax rates;

•	reduced lithium recovery; and

•	changes in environmental, permitting or other regulatory requirements.

Furthermore, short-term operating factors relating to Elevra’s mineral reserves, such as the need to sequentially develop orebodies and the processing of new or different ore grades, may adversely affect Elevra’s cash flow.
If the price of lithium declines substantially below the levels used to calculate reserves for an extended period, Elevra could experience:
•	delays in new project development;

•	net losses;

•	reduced cash flow;

•	reductions in reserve and resource values;

•	write-downs of asset values; and

•	mine closure.

Additionally, reserve estimates are subject to further development and preproduction drilling, and resource estimates and exploration targets are subject to further exploration and development, and are, therefore, subject to considerable uncertainty.  Elevra cannot be certain that any part or parts of resources or exploration targets will ever be confirmed or converted into reserves as defined by the SEC.
Elevra faces risks related to mining, exploration, mine construction, and plant construction, if any, on its properties.
Elevra’s level of profitability, if any, in future years will depend to a great degree on lithium prices and whether Elevra’s exploration-stage properties can be brought into production. Exploration and development of lithium resources are highly speculative in nature, and it is impossible to ensure that current and future exploration programs and/or feasibility studies on Elevra’s existing properties will establish reserves.  Whether it will be economically feasible to extract lithium depends on a number of factors, including:  the particular attributes of the deposit such as size, grade, and proximity to infrastructure; lithium prices; mining, processing and transportation costs; the willingness of lenders and investors to provide project financing; labor costs and possible labor strikes; and governmental regulations, including, without limitation, regulations related to prices, taxes, royalties, land tenure, permitting, land use, importing and exporting materials, foreign exchange, environmental protection, local community issues, employment, unavailability of skilled labor, worker safety, transportation, and reclamation and closure obligations.  Elevra could be adversely affected by a failure to complete its plant construction projects on time or on budget, and a substantial delay in the progress of construction due to adverse weather, work stoppages, shortages of materials, non-issuances of permits, nonperformance of suppliers or contractors, or other factors could result in a material increase in the overall cost of such projects.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Elevra receiving an inadequate return on invested capital.  In addition, Elevra is subject to the risks normally encountered in the mining industry, such as:
•	the discovery of unusual or unexpected geological formations;

•	accidental fires, floods, earthquakes, severe weather, or other natural disasters;

•	unplanned power outages and water shortages;

•	construction delays and higher than expected capital costs due to, among other things, supply chain disruptions, higher transportation costs, and inflation;

•	controlling water and other similar mining hazards;

•	explosions and mechanical failure of equipment;

•	operating labor disruptions and labor disputes;

•	shortages in materials or equipment and energy and electrical power supply interruptions or rationing;

•	seismic activity;

•	the ability to obtain suitable or adequate machinery, equipment, or labor;

•	Elevra’s liability for pollution or other hazards; and

•	other unknown risks involved in the conduct of exploration and operation of mines.

The nature of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage.  There are also risks against which Elevra cannot insure or Elevra may elect not to insure.  The potential costs, which could be associated with any liabilities not covered by insurance or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting Elevra’s future earnings, competitive position, and potentially Elevra’s financial viability.
Moreover, from time to time, Elevra’s tenements, or tenements Elevra has a legal or beneficial interest in, may be subject to access restrictions.  These may relate to the freehold owner of the land on which the tenements are located, or the rights of indigenous people.  In those circumstances, Elevra may have to resolve access arrangements under the relevant regime prior to entering upon the land to carry out activities or developing a mine on the tenements.  Access arrangements may be subject to the provision of monetary compensation, compensation for damage to land and restoration of the land.  There can be no guarantee that applications or access arrangements will be resolved in a timely fashion, in Elevra’s favor, or in a manner that is commercially viable for Elevra.  Elevra’s inability to resolve access issues on satisfactory terms, may impact its operations, and particularly its exploration program.  If access issues are not resolved satisfactorily, this may impact Elevra’s business, results of operations, and financial condition.
Lithium and lithium byproduct prices are subject to unpredictable fluctuations which may greatly affect the value of Elevra’s investment in its lithium assets and its ability to develop them successfully.
The prices of lithium and lithium byproducts may fluctuate widely and are affected by numerous factors beyond Elevra’s control, including international, economic, and political trends, expectations of inflation, currency exchange fluctuations, interest rates, imposition of tariffs or other duties, global and regional consumptive patterns, speculative activities, increased production, including due to new extraction developments and improved extraction and production methods, and technological changes in the markets for the end products.  The effect of these factors on the prices of lithium and lithium byproducts, and therefore the economic viability of any of Elevra’s exploration, development, and operational properties, cannot be accurately predicted and could have dramatic effects on the results of Elevra’s operations and Elevra’s ability to execute its business plan.  See, also “-Recent tariff announcements and other developments in international trade policies and regulations.”
New production of lithium hydroxide or lithium carbonate from current or new competitors in the lithium markets could adversely affect prices.  In recent years, new and existing competitors have increased the supply of spodumene concentrate, lithium hydroxide and lithium carbonate, which has affected pricing.  Further production increases could negatively affect prices. There is limited information on the status of new lithium hydroxide, spodumene concentrate and lithium carbonate production capacity expansion projects being developed by current and potential competitors and, as such, Elevra cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational.  If these potential projects are completed in the short term, they could adversely affect market lithium prices, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization Elevra discovers and reducing or eliminating any reserves Elevra identifies.
Elevra may not be able to effectively mitigate pricing risks for its products.  Depressed pricing for Elevra’s products will negatively affect the level of revenues expected to be generated by Elevra, which, in turn, could affect Elevra’s value, share price and the potential value of Elevra’s assets.  There can be no assurance that the price of lithium products will be such that it can be produced at a profit.
Foreign currency exchange rate fluctuations, particularly in relation to the U.S., Canadian and Australian dollars, could affect Elevra’s profitability, cashflows and the value of its assets and liabilities
Elevra’s operations are subject to foreign currency fluctuations. Elevra’s revenues are all in U.S. dollars, while most of Elevra’s expenses are measured in Canadian and Australian dollars. The fluctuation of the Canadian and Australian dollar in relation to the U.S. dollar will consequently have an impact upon Elevra’s profitability and cashflows and may also affect the value of its assets and liabilities.
Elevra’s long-term success will depend ultimately on Elevra’s ability to continue to generate revenues, achieve and maintain profitability, and develop positive cash flows from Elevra’s mining activities.
Elevra’s ability to recover carrying values of Elevra’s assets, acquire additional lithium projects, and continue with exploration, development, commissioning, and mining, ultimately depends on Elevra’s ability to continue to generate revenues, achieve and maintain profitability, and generate positive cash flow from its operations.  The economic viability of Elevra’s future mining activities could be affected by many risks and uncertainties including:

•	a significant, prolonged decrease in the market price of lithium;

•	difficulty in marketing and/or selling lithium;

•	significantly higher than expected capital costs to construct or expand Elevra’s mine or production facilities;

•	significantly higher than expected extraction costs;

•	significantly lower than expected lithium extraction;

•	significant delays, reductions, or stoppages of lithium extraction activities;

•	shortages of adequate and skilled labor or a significant increase in labor costs;

•	the introduction of significantly more stringent regulatory laws and regulations; and

•	delays in the availability of construction equipment.

Elevra is concurrently overseeing the advancement of several major lithium projects, including Carolina Lithium, Moblan Lithium and Ewoyaa Lithium, which are in the development stage, and North American Lithium, which has been a producing project since March 2023. Work to advance these projects requires the dedication of considerable time and resources by Elevra and its management team.  The advancement of several major resource projects concurrently brings with it the associated risk of strains on managerial, human, and other resources.  Elevra’s ability to successfully manage each of these processes will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and successfully retain personnel and recruit new personnel to support Elevra’s growth and the advancement of both its operations and projects.
It is common for a new mining operation to experience unexpected costs, problems, and delays during construction, commissioning, and mine start-up.  Most mining projects suffer delays during these periods due to numerous factors, including the factors listed above.  Any of these factors could result in changes to economic returns or cash flow estimates of the project or have other negative impacts on Elevra’s financial position.  There is no assurance that Elevra’s exploration and development projects will commence commercial production on schedule, or at all, or will result in profitable mining operations.  If Elevra is unable to develop its projects into a commercial operating mine, its business and financial condition will be materially adversely affected.  Moreover, even if the feasibility study continues to support a commercially viable project, there are many additional factors that could impact the project’s development, including terms and availability of financing, cost overruns, litigation or administrative appeals concerning the project, delays in development, and any delays in permitting or permitting changes, among other factors.
Elevra’s future mining activities may change as a result of any one or more of these risks and uncertainties.  Elevra cannot assure you that any ore body from which it extracts mineralized materials will result in achieving and maintaining profitability and developing positive cash flows.
Elevra’s long-term success depends on its ability to enter into and deliver product under offtake and other sale agreements.
Elevra may encounter difficulty entering into or fulfilling offtake and other sale agreements for its product.  Elevra may fail to deliver the product required by such agreements or may experience production costs in excess of the price to be paid to Elevra under such agreements. Failure to meet these specifications could result in price adjustments, the rejection of deliveries, or termination of the contracts.  Elevra’s supply agreements contain force majeure provisions allowing temporary suspension of performance by Elevra or the customer during specified events beyond the control of the affected party.  As a result of these issues, Elevra may not achieve the revenue or profit Elevra expects to achieve from its offtake and other sale agreements.  As of the date of this annual report, Elevra’s subsidiaries have entered into one long-term (over 5 years) offtake agreement and 4 medium-term (over 1 year but not more than 5 years) sales or offtake agreements with third parties for their lithium product.
On October 15, 2021, 9450-5567 Quebec Inc., a wholly owned subsidiary of the Company, entered into an offtake agreement with Lithium Royalty Corp. in respect of the Moblan Lithium project.  The agreement commits 9450-5567 Quebec Inc. to sell, and Lithium Royalty Corp. to buy, an amount of spodumene concentrate or lithium concentrate that is equal to 10% of 9450-5567 Quebec Inc.’s 60% interest in such concentrate produced from the Moblan Lithium project (relating to its 60% participating interest in the Moblan Lithium project).  The term of the agreement relates to the life of mine of the Moblan Lithium project, and pricing is determined by a market-based mechanism.

The Company is party to two contract notes to provide spodumene concentrate from the North American Lithium project in Québec.  Pricing under the contract notes is determined by a market-based mechanism.
Piedmont is party to an amended offtake agreement with Tesla, Inc., which commits Piedmont to sell, and Tesla, Inc. to buy, approximately 99,000 dmt of spodumene concentrate from the North American Lithium project in Québec. The term of the agreement runs through September 2026, and pricing is determined by a market-based mechanism. The initial term can be extended for an additional three years upon mutual agreement.
On February 16, 2023, Piedmont entered into a spodumene concentrate offtake agreement with LG Chem, which commits Piedmont to sell, and LG Chem to buy, 200,000 dmt of spodumene concentrate. The term of the agreement ends in the second quarter of 2028 or upon Piedmont delivering 200,000 dmt of spodumene concentrate. Pricing is determined by a market-based mechanism.
Elevra’s business, results of operations, and financial condition may be materially and adversely affected if Elevra is unable to enter into similar agreements with other buyers, deliver the products required by such agreements, or incur costs in excess of the price set forth in such agreements.
Elevra depends, in part, on its ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit Elevra’s ability to meet its liquidity needs and long-term commitments, fund its ongoing operations, execute its business plan or pursue investments that Elevra may rely on for future growth.
Elevra has incurred, and may in the future incur, operating and investing net cash outflows, including those associated with maintaining and acquiring exploration properties, undertaking ongoing exploration activities, and the development, for example, of the Carolina Lithium, Authier Lithium, Moblan Lithium and Ewoyaa Lithium projects.  Elevra relies on access to capital markets as a source of funding, in addition to revenues generated from production at North American Lithium, for its capital and operating requirements.  Elevra will require additional capital to meet its liquidity needs related to expenses for its various corporate activities, including costs related to its status as a publicly traded company, funding of its ongoing operations, exploring and defining lithium mineralization, and establishing any future mining operations.  Elevra cannot assure you that such additional funding will be available to it on satisfactory terms, or at all.
To finance Elevra’s future ongoing operations and future capital needs, Elevra may require additional funds through the issuance of additional equity or debt securities.  Under Australian law, Elevra does not have a limit on the authorized share capital that may be issued.  Depending on the type and terms of any financing Elevra pursues, equityholders’ rights and the value of their investment in Elevra ordinary shares or Elevra ADSs could be reduced.  Any additional equity financing will dilute equity holdings.  If the issuance of new securities results in diminished rights to holders of Elevra ordinary shares or Elevra ADSs, the market price of Elevra ordinary shares or Elevra ADSs could be negatively impacted.
On November 28, 2024 Elevra issued 1,250,000,000 Elevra ordinary shares at the issue price of AU$0.032 ($0.02 at the then-prevailing exchange rate) per Elevra ordinary share.
On September 4, 2025, Elevra issued 2,156,250,000 Elevra ordinary shares at the issue price of AU$0.032 ($0.02 at the then prevailing exchange rate) per Elevra ordinary share to Resource Capital Fund VIII, L.P. (“RCF”). Simultaneously, Elevra issued to RCF 408,541,913 options (which, following the Elevra share consolidation, were converted into 2,723,613 options) to purchase Elevra ordinary shares pursuant to the RCF option deed. Elevra remains obligated to issue to RCF an additional 5,276,387 options (on a post-consolidation basis), subject to applicable regulatory approvals. The options that were issued and may be issued to RCF pursuant to the RCF option deed have an exercise price of AU$4.80 per option and expire on December 31, 2028. RCF may transfer its options to purchase Elevra ordinary shares to a third party.
New or additional debt financing, if available, may involve restrictions on financing and operating activities.  In addition, if Elevra issues secured debt securities, the holders of the secured debt would have a claim to Elevra’s assets that would be prior to the rights of Elevra shareholders until the debt is paid.  Interest on such debt securities would increase costs and negatively impact Elevra’s operating results.
If Elevra is unable to obtain additional financing, as needed, at competitive rates, its ability to fund its current operations and implement its business plan and strategy may be affected.  These circumstances may require Elevra to reduce the scope of its operations and scale back its exploration, development and mining programs.  There is, however, no guarantee that Elevra will be able to secure any additional funding or be able to secure funding to provide it with sufficient funds to meet its objectives, which may adversely affect Elevra’s business and financial position. Certain market disruptions may increase Elevra’s cost of borrowing or affect Elevra’s ability to access one or more financial markets.  Such market disruptions could result from, but are not limited to:

•	adverse economic conditions;

•	adverse general capital market conditions;

•	poor performance and health of the lithium or mining industries in general;

•	bankruptcy or financial distress of unrelated lithium companies or marketers;

•	significant decrease in the demand for lithium products;

•	significant decrease in the price of lithium products;

•	the development of non-lithium battery technologies; or

•	adverse regulatory actions that affect Elevra’s exploration and construction plans or the use of lithium generally.

Elevra’s ability to manage growth will have an impact on its business, financial condition, and results of operations.
Future growth may place strains on Elevra’s financial, technical, operational, and administrative resources and cause Elevra to rely more on project partners and independent contractors, thus, potentially adversely affecting its financial position and results of operations. Elevra’s ability to grow will depend on a number of factors, including:
•	its ability to purchase, obtain leases on, or obtain options on properties;

•	its ability to identify and acquire new exploratory prospects;

•	its ability to develop existing prospects;

•	its ability to continue to retain and attract skilled personnel;

•	its ability to maintain or enter into new relationships with project partners and independent contractors;

•	the results of its exploration programs;

•	the market price for lithium products;

•	its ability to successfully complete construction projects on schedule, and within budget;

•	its access to capital; and

•	its ability to enter into agreements for the sale of lithium products.

Elevra may not be successful in upgrading its technical, operational, and administrative resources or increasing its internal resources sufficiently to provide certain services currently provided by third parties.  Elevra’s inability to achieve or manage growth may materially and adversely affect Elevra’s business, results of operations, and financial condition.
Elevra may acquire additional businesses or assets, form joint ventures, or make investments in other companies that may be unsuccessful and harm Elevra’s operating results and prospects.
As part of Elevra’s business strategy, Elevra may pursue additional acquisitions of or mergers with complementary businesses or assets or seek to enter into joint ventures.  Elevra may pursue strategic alliances in an effort to leverage its existing operations and industry experience, increase its product offerings, expand its distribution, and make investments in other companies.

The success of any acquisitions, mergers, joint ventures, strategic alliances, or investments, including Elevra’s Authier Lithium, Killick Lithium, Ewoyaa Lithium, Moblan Lithium and Carolina Lithium investments, will depend on Elevra’s ability to identify, negotiate, complete and, in the case of mergers, including the Merger, integrate those transactions and, if necessary, obtain satisfactory debt or equity financing to fund those transactions.  Elevra may not realize the anticipated benefits of any acquisition, merger, including the Merger, joint venture, strategic alliance or investment.  Elevra may not be able to integrate acquired or merged businesses successfully into its existing business, maintain the key business relationships of businesses Elevra’s acquires or merges with, or retain key personnel of an acquired or merged business, in each case, including the business of Piedmont in the case of the Merger.  Elevra could assume unknown or contingent liabilities or incur unanticipated expenses.  Integration of acquired or merged companies or businesses, including Piedmont, also may require management resources that otherwise would be available for ongoing development of Elevra’s existing business.  Any acquisitions or mergers, including the Merger, or investments made by Elevra could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm Elevra’s operating results.  If Elevra chooses to issue equity as consideration for any acquisition or merger, Elevra shareholders or Elevra ADS holders may experience dilution.
Elevra, as the combined company, may not realize some or all of the anticipated benefits of the Merger.
There is a risk that some or all of the expected benefits of the Merger may fail to materialize or be realized fully, or may not occur within the time periods previously anticipated by Elevra. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company, including, for example, differences in corporate culture, loss of, or reduction in, key personnel, expert capability or employee productivity, failure to procure or retain employees of the Company, required changes to operating models, or the diversion of management’s attention. The challenge of integrating previously independent businesses makes evaluating the business and future financial prospects of the combined company following the Merger difficult. Prior to the completion of the Merger, Piedmont and Elevra operated independently. The success of the Merger, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, the expected optimization of the NAL project, previously owned 75% by Elevra and 25% by Piedmont, through consolidated offtake economics, complimentary technical capabilities, and material logistics, procurement and marketing synergies with aligned economic interests in pursuing North American Lithium brownfield expansion. A failure to integrate the businesses in the time and manner contemplated by Elevra, or a failure to achieve the expected benefits of integration may impact the financial performance, operation and position of the combined company. Furthermore, Piedmont is a material part of the combined company’s business. If the Piedmont part of the combined company’s business does not perform as expected, this could have a material adverse impact the combined company’s financial position and performance.
The past financial performance of each of Piedmont and Elevra may not be indicative of the future financial performance of the combined company. Moreover, Elevra and Piedmont, as standalone entities prior to the Merger, had particular accounting policies and methods which were fundamental to how they recorded and reported their financial position and results of operations. Elevra and Piedmont may have exercised judgment in selecting accounting policies or methods, which might have been reasonable in the circumstances yet resulted in reporting materially different outcomes than would have been reported under the other company’s policies and methods. The integration of Elevra’s and Piedmont’s accounting functions may lead to revisions of these accounting policies, which may adversely impact the merged entity’s reported results of operations, financial position, or performance. Elevra and Piedmont also had different year-end reporting periods, with Elevra reporting on a June 30th year-end basis and Piedmont reporting on a calendar year-end basis. The application of acquisition accounting and the alignment of financial year ends will likely impact the combined company’s reported results of operations, financial position or performance.
Piedmont and Elevra have incurred significant financial services, accounting, tax and legal fees in connection with the Merger. Additional significant unanticipated costs may be incurred in the course of combining the businesses of Piedmont and Elevra. Such costs could have an adverse effect on the combined company’s results of operations, cash flows and financial condition.
Elevra is dependent upon key management employees.
The responsibility of overseeing the day-to-day operations and the strategic management of Elevra’s business depends substantially on Elevra’s executive key management personnel (the “Executive KMP”) and other key personnel, including those with specialized technical skills, in Australia, the U.S. and Canada.  Loss of any such personnel may have an adverse effect on Elevra’s performance.  The success of Elevra’s operations will depend upon numerous factors, many of which, in part, are beyond Elevra’s control, including Elevra’s ability to attract and retain additional key personnel, including those with technical skills, across various operations within Elevra’s business.  Certain areas in which Elevra operates, including Australia, the U.S. and Canada, are highly competitive and competition for qualified personnel is significant. Elevra may be unable to hire suitable field personnel for its technical team or there may be periods of time where a particular position remains vacant while a suitable replacement is identified and appointed.  Elevra may not be successful in attracting and retaining the personnel required to grow and operate its business profitably.
Elevra is subject to Australian and international anti-corruption, anti-bribery, anti-money laundering and international trade laws. Failure to comply with these laws could adversely impact Elevra’s business, financial condition and results of operations.

Elevra is required to be in compliance with all applicable laws and regulations in Australia and internationally with respect to anti-corruption, anti-money laundering and other regulatory matters, including the U.S. Foreign Corrupt Practices Act. Although Elevra and its subsidiaries maintain policies, processes and controls intended to comply with these laws, Elevra cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our officers or employees. If Elevra or its subsidiaries fail to comply with any applicable anti-corruption, anti-bribery, anti-money laundering or other similar laws, Elevra and its officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on Elevra’s and its subsidiaries’ business, financial condition and results of operations.
Lawsuits may be filed against Elevra and an adverse ruling in any such lawsuit may adversely affect Elevra’s business, financial condition, or liquidity or the market price of Elevra ordinary shares or Elevra ADSs.
Elevra may become involved in, named as a party to, or be the subject of various legal proceedings, including regulatory proceedings, tax proceedings, and legal actions related to personal injuries, property damage, property taxes, property acquisitions or divestitures, land rights, the environment, merger and acquisition activity (including the Merger with Piedmont), capital raisings and contract disputes.
The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to Elevra and as a result, could have a material adverse effect on Elevra’s assets, liabilities, business, financial condition, results of operations or the market price of Elevra ordinary shares or Elevra ADSs.  Even if Elevra prevails in any such legal proceeding, the proceedings could be costly, time-consuming, and may divert the attention of management and key personnel from Elevra’s business operations, which could adversely affect Elevra’s financial condition.
Elevra’s mining activities may be subject to royalty claims.
Many of the mining claims of which Elevra has an interest are subject to ongoing royalty obligations.  The amount of the royalties payable in respect of a claim may have an impact on the economic viability of that claim, depending on various factors such as commodity prices and prevailing economic conditions.  The amount of royalties payable may impact the profitability of Elevra and consequently impact the value of Elevra ordinary shares or Elevra ADSs.
Elevra’s mineral properties may be subject to defects in title.
The ownership, interests in and title to mining claims and concessions are often uncertain and may be contested.  Elevra may not have, or may not be able to obtain, all necessary rights to explore and develop a property.  Although Elevra has taken reasonable measures to ensure proper title to Elevra’s properties, there is no guarantee that title to any of Elevra’s properties will not be challenged or impugned.  Elevra’s mineral properties may be subject to prior unregistered agreements, transfers, or claims, and title may be affected by, among other things, undetected defects.  Elevra may incur significant costs related to defending the title to Elevra’s properties.  A successful claim contesting Elevra’s title to a property may cause Elevra to compensate other persons or perhaps reduce Elevra’s interest in the affected property or lose Elevra’s rights to explore and develop that property.  This could result in Elevra not being compensated for its prior expenditures related to the property or to realize future gains from mining and selling those minerals.  In any such case, the investigation and resolution of title issues would divert Elevra’s management’s time from ongoing exploration and, if warranted, development programs.  Any impairment or defect in title could negatively affect Elevra.
Title to the majority of Elevra’s properties for Carolina Lithium are derived from option agreements with local landowners in North Carolina, which upon exercise, allow Elevra to purchase, or in certain cases, long-term lease the real property and associated mineral rights from the local landowners.  If Elevra exercises the option to purchase a property, it will pay cash consideration, approximating the fair market value of the real property, excluding the value of any minerals, plus a premium based on a negotiated fixed price or percentage premium.  If Elevra exercises the option for a long-term lease, it will pay annual advanced royalty payments per acre.  Some landowners also retain a production royalty payable on production of ore from the property.
Elevra’s directors and officers may have conflicts of interest.
Some of Elevra’s directors that are not executive directors or Executive KMP of Elevra (the “Non-Executive Directors”) currently serve as directors of other companies involved in natural resource exploration, development, and production, and any of Elevra’s Non-Executive Directors may serve in such positions in the future.  As of the date of this annual report, none of Elevra’s directors or officers serves as an officer or director of a lithium exploration, development, or producing company nor possess a conflict of interests with Elevra’s business, other than Mr. James Brown, who serves as managing director of Morella Corporation Limited (ASX:1MC) and a non-executive director of Greenwing Resources Limited (ASX:GW1), and Mr. Allan Buckler, who serves as a non-executive director of Morella Corporation Limited.  As a result, they may be in a position of a conflict of interest either now or in the future.  Any decision made by such persons involving Elevra will be made in accordance with their duties and obligations to deal fairly and in good faith with Elevra and such other companies.  In addition, any such directors and officers will declare, and refrain from voting on, any matter in which such directors and officers may have a material interest.

Changes to Elevra’s financial and operations systems may result in significant expense and disruptions.
To manage Elevra’s growth and support its future operations, Elevra may periodically upgrade its operational and financial systems, processes and procedures.  This will require management time and may result in significant expense.  Elevra cannot be certain that it will institute in a timely or efficient manner, or at all, the improvements to its managerial, operational, governance, information and communication technology and financial systems and procedures necessary to support its anticipated increased levels of operations.  Problems associated with, or disruptions resulting from, any improvement or expansion of Elevra’s operational and financial systems could adversely affect its relationships with suppliers and customers, inhibit Elevra’s ability to expand or take advantage of market opportunities, cause harm to Elevra’s reputation, result in errors in Elevra’s financial and other reporting, and adversely affect Elevra’s ability to maintain an effective internal control environment and meet Elevra’s governance and external reporting obligations, any of which could harm Elevra’s business and operating results and affect the price of Elevra ordinary shares or Elevra ADSs.
Elevra is dependent on a limited number of customers, which makes it vulnerable to the continued relationship with and financial health of those customers.
Two customers, one of them being Piedmont, accounted for 100% of Elevra’s sales during the fiscal year ended June 30, 2025, and four customers, one of them being a common customer of Elevra and Piedmont, accounted for 100% of Piedmont’s revenue during the fiscal year ended December 31, 2024.  As the combined company, Elevra’s future prospects may depend on the continued business of a limited number of key customers and on Elevra’s continued status as a qualified supplier to such customers.  The company cannot guarantee that these key customers will continue to buy products from Elevra at current levels.  The loss of a key customer could have a material adverse effect on Elevra’s business, financial condition, and results of operations.  See “-Elevra’s long-term success depends on its ability to enter into and deliver product under offtake and other sale agreements.”
Natural disasters, public health crises, political crises, and other catastrophic events or other events outside of Elevra’s control may materially and adversely affect Elevra’s business or financial results.
If any of Elevra’s facilities or the facilities of Elevra’s suppliers, third-party service providers, or customers is affected by natural disasters, such as earthquakes, floods, fires, power shortages or outages, public health crises (such as pandemics and epidemics), political crises (such as terrorism, war, political instability or other conflict), or other events outside of Elevra’s control, Elevra’s operations or financial results could suffer.  It is possible that these occurrences may impact Elevra’s operations even if they occur outside of the jurisdictions where Elevra operates. Elevra only has a limited ability to insure against these risks.  Any of these events could materially and adversely impact Elevra in a number of ways, including through decreased production, increased costs, decreased demand for Elevra’s products due to reduced economic activity or other factors, or the failure by counterparties to perform under contracts or similar arrangements.
Unstable market, economic or geopolitical conditions may have serious adverse consequences on Elevra’s business and financial condition.
Global credit and financial markets have experienced extreme disruptions at various points over the last few decades, characterized by diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability.  If another such disruption in credit and financial markets and deterioration of confidence in economic conditions occurs, Elevra’s business may be adversely affected.  If the equity and credit markets were to deteriorate significantly in the future, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive.  Failure to secure any necessary financing in a timely manner and on favorable terms, or to secure any such financing at all, could have a material adverse effect on Elevra’s growth strategy, financial performance, and share price and could require Elevra to delay or abandon development or commercialization plans.  In addition, there is a risk that one or more of Elevra’s service providers, manufacturers, or other partners would not survive or be able to meet their commitments to Elevra under such circumstances, which could directly affect Elevra’s ability to attain Elevra’s operating goals on schedule and on budget.
Furthermore, geopolitical instability and uncertainty, such as acts of terrorism, international hostilities, labor strikes, civil wars and geopolitical tensions, such as the ongoing conflicts between Russia and Ukraine, conflict in the Middle East, and increasing tensions between China and Taiwan, and government actions implemented as a result thereof, may negatively impact the global economy and Elevra’s operations, financial performance and financial position.  These occurrences and conflicts have already resulted in and may continue to result in sanctions (including with respect to China), embargoes, regional instability, energy shortages, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, challenges to currency exchange rates and financial markets, and global shipping constraints, all of which may be detrimental to Elevra’s operations, financial performance and financial position.  Elevra only has a limited ability to insure against these risks.

Elevra’s business is subject to cybersecurity risks.
Elevra’s operations depend on effective and secure information technology systems. Threats to information technology systems, such as cyberattacks and cyber incidents, continue to increase.  Cybersecurity risks include, but are not limited to, malicious software, attempts to gain unauthorized access to Elevra’s data and the unauthorized release, corruption or loss of Elevra’s data and personal information, as well as interruptions in communication and operations.
It is possible that Elevra’s business, financial, and other systems could be compromised, which could go unnoticed for a prolonged period of time.  Elevra has not experienced a material breach of its information technologies.  Nevertheless, Elevra continues to take steps to mitigate these risks by employing a variety of measures, including employee training, technical security controls, and maintenance of backup and protective systems.  Despite these mitigation efforts, cybersecurity attacks and other threats exist and continue to increase, any of which could have a material adverse effect on Elevra’s business, results of operations, financial condition, and cash flows.
Breaches of Elevra’s security measures or the accidental loss, inadvertent disclosure, or unapproved dissemination of proprietary information or sensitive or confidential information about Elevra, its employees, its vendors, or its customers, could result in litigation, violations of various data privacy regulations in some jurisdictions, and could also potentially result in liability to Elevra.  This could damage Elevra’s reputation, or otherwise harm its business, financial condition, or results of operations.
A change in tax laws in any country in which Elevra operates could result in higher tax expense.
Elevra conducts operations through various subsidiaries in countries throughout the world. Tax laws, regulations and treaties are highly complex and subject to interpretation.  Consequently, Elevra is subject to changing tax laws, regulations and treaties in and between the countries in which it operates.  Elevra’s income tax expense is based upon its interpretation of the tax laws in effect in various countries at the time that the expense was incurred.  A change in these tax laws, regulations or treaties, or in the valuation of its deferred tax assets, which is beyond its control, could result in a materially higher tax expense or a higher effective tax rate on its worldwide earnings.
A loss of a major tax dispute could result in higher taxes on Elevra’s worldwide earnings, which could result in a significant negative impact on its earnings and cash flows.
Elevra’s tax returns are subject to review and examination.  Elevra does not recognize the benefit of income tax positions it believes are more likely than not to be disallowed upon challenge by a tax authority.  If any tax authority successfully challenges Elevra’s tax positions, or if Elevra loses a material tax dispute in any country, its taxes on its worldwide earnings could increase substantially and its earnings and cash flows could be materially adversely affected.
The proposed Carolina Lithium project will be subject to significant governmental regulations, including the U.S. Federal Mine Safety and Health Act.
Mining activities in the U.S. are subject to extensive foreign, federal, state, and local laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards, and occupational health and safety laws and regulations, including mine safety, toxic substances, and other matters.  The costs associated with compliance with such laws and regulations are substantial.  In addition, changes in such laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could result in unanticipated capital expenditures, expenses, or restrictions on or suspensions of our operations and delays in the development of Elevra’s properties.
Recent tariff announcements and other developments in international trade policies and regulations could adversely affect Elevra’s operations and outlook.
Elevra is a mining company incorporated and headquartered in Australia with activities in the U.S., Canada, Australia and Ghana and with international customers.  As such, Elevra is and will be sensitive to changes in international trade policies and regulations.
Changes in tariffs, duties and other trade policies may impact the demand for lithium and the costs of products Elevra requires to operate and develop its projects.  On February 1, 2025, the President of the United States signed executive orders directing the United States to impose tariffs on goods originating from Canada, Mexico and China.  With regard to Canadian goods, these measures took effect on March 4, 2025 and include a 25% tariff on goods originating from Canada (increased to 35%, effective August 1, 2025), except for Canadian energy products which are subject to a lower rate of 10% and include critical minerals such as lithium.  While we anticipate that spodumene concentrate originating from NAL and imported into the United States will be treated as a critical mineral and subject the lower rate of 10%, these developments remain ongoing and are subject to change.  In response to changes in U.S. trade policy, Canada has implemented and proposed a suite of countermeasures comprised of tariffs on various goods imported from the United States.  Such tariffs may be imposed on goods utilized in the production of spodumene concentrate at NAL.

Elevra is unable to predict the ultimate result or duration of any new tariffs, or changes to existing tariffs, imposed by the U.S. or any other country, or tariff countermeasures that may be taken by any country.
Imposition of tariffs or other trade barriers and changes in trading policies, potential retaliatory measures, or uncertainties in international trade policies and regulations may adversely impact Elevra’s operations, particularly given Elevra’s presence across multiple jurisdictions. Such tariffs, if applied to the spodumene concentrate Elevra produces, or equipment Elevra may need to operate its business, could adversely affect Elevra’s revenues (including revenue generated from sales of Canadian spodumene concentrate to the U.S.) and costs, the economics of Elevra’s projects and Elevra’s ability to develop those projects successfully.  Recent tariff actions have resulted in market uncertainty and volatility and concerns over inflation, recession and slowing growth.  Continued market uncertainty or volatility, or any broader economic challenges resulting from adverse developments in internal trade policies, could adversely affect the price of Elevra ordinary shares and Elevra ADSs and Elevra’s ability to raise additional capital.
Regulatory and Industry Risks
Elevra will be required to obtain governmental licenses, permits, authorizations, concessions and other approvals in relevant jurisdictions, including in the U.S., Canada, Australia and Ghana, in order to conduct development and mining operations, a process that is often costly and time-consuming.  There is no certainty that all necessary permits and approvals for Elevra’s planned operations will be granted, maintained or renewed.
Elevra is required to obtain, maintain and renew governmental licenses, permits, authorizations, concessions and other approvals for its exploration and development activities in relevant jurisdictions, including the U.S., Canada, Australia and Ghana, and prior to mining any mineralization Elevra discovers, Elevra will be required to obtain additional governmental licenses, leases permits, authorizations, concessions and other approvals that Elevra does not currently possess.  Such items are related to the laws and regulations that govern prospecting, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, surface rights, environmental protection, safety and other matters.
Obtaining, maintaining and renewing any of these items is a complex, time-consuming, expensive, and uncertain process involving numerous jurisdictions, public hearings, and possibly costly undertakings.  The timeliness and success of permitting efforts are contingent upon many variables not within Elevra’s control, including the interpretation of approval requirements administered by the applicable governmental authority.
Elevra may not be able to obtain, maintain or renew licenses, leases, permits, authorizations, concessions and other approvals that are necessary to conduct its planned operations, or Elevra may discover that the cost and time required to obtain, maintain or renew such licenses, permits, authorizations, concessions and other approvals exceeds its expectations. Any unexpected delays, costs or conditions associated with the governmental approval process could delay Elevra’s planned exploration, development, and mining operations, which in turn could materially adversely affect Elevra’s prospects, revenues, and profitability.  In addition, Elevra’s prospects may be adversely affected by the revocation or suspension of licenses, permits, authorizations, concessions and other approvals or by changes in the scope or conditions to use of any licenses, permits, authorizations, concessions and other approvals obtained.
For example, in addition to the permits that Elevra has been issued to date, it is required to obtain other permits and approvals before construction or operations of Carolina Lithium, including approvals related to rezoning, mining, mineral concentration, and chemical manufacturing. Such permits include an air permit that would be issued by the Division of Air Quality and rezoning that would be approved by the Gaston County Board of Commissioners. Carolina Lithium submitted its application for Prevention of Significant Deterioration Title V Air Permit to the Division of Air Quality on August 31, 2022, which application remains subject to ongoing review.
Private parties, such as environmental activist organizations or local community groups, frequently attempt to intervene in the permitting process to persuade regulators to deny necessary permits or seek to overturn permits that have been issued.  These third-party actions can materially increase the costs, cause delays in the permitting process, and could cause Elevra to not proceed with the development or operation of a property.  Elevra’s ability to successfully obtain key permits and approvals to explore for, develop, operate, and expand operations will likely depend on its ability to undertake such activities in a manner consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law.  Elevra’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely affected by real or perceived detrimental events associated with Elevra’s activities.
Certain members of the Gaston County Board have indicated opposition to granting the approvals necessary for Carolina Lithium. In September 2021, the Gaston County Board approved updates to the Gaston County Unified Development Ordinance, which in part, established certain operating limitations for new mines and quarries within the county and provides the parameters for requisite Conditional District zoning. While Elevra has initiated a dialog with the Gaston County Board, it is unable to predict the duration, scope, result, or related costs or conditions associated with the Gaston County Boards’ review, nor can Elevra assure you that it will be successful in obtaining required local approvals.

In Ghana, Piedmont’s ability to own and develop the Ewoyaa project is subject to multiple regulatory approvals. In particular, under the Ghana Mining Act, the LNR Minister has the power to object to a person becoming or remaining a controller of a company which has been granted a mining lease if the LNR Minister believes, on reasonable grounds, that the public interest would be prejudiced by the person concerned becoming, or remaining, a controller. In October 2025, Piedmont submitted to the LNR Minister its application to become a controller of Atlantic Lithium Ghana, which application remains under review. If the LNR Minister does not object to the application within two months, Piedmont will be permitted to obtain its initial 22.5% equity interest in Atlantic Lithium Ghana within one year.
Further, under the Ghana Mining Act, the grant of a mining lease by the LNR Minister upon the advice of the Minerals Commission is subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by the Parliament of Ghana. The mining lease for the Ewoyaa Lithium project was executed in October 2023 and submitted to ratification by the Parliament of Ghana. Due to changes in the lithium price environment, Atlantic Lithium has engaged relevant stakeholders in Ghana, including government representatives, to seek fiscal terms of the mining lease that reflect the current lithium pricing environment. In July 2025, the Cabinet of Ghana authorized renegotiation of the mining lease, with the renegotiated terms of the mining lease to be then presented for review by the Cabinet of Ghana and thereafter for ratification by the Parliament of Ghana.
Additionally, new laws or regulations may be enacted, or existing laws and regulations could be applied in a manner, which could limit or curtail Elevra’s activities.  The ultimate development or operation of Elevra’s assets may also be negatively impacted.  Any inability to conduct Elevra’s mining operations or development activities pursuant to applicable required authorizations could materially reduce Elevra’s production and cash flow.
Compliance with environmental regulations and litigation based on environmental regulations could require significant expenditures.
Environmental regulations mandate, among other things, the maintenance of air and water quality standards, land development, and land reclamation/rehabilitation, and set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for mining companies and their officers, directors, and employees.  In connection with Elevra’s current exploration, development or production activities or in connection with Elevra’s prior mining operations, Elevra may incur environmental costs that could have a material adverse effect on the financial condition and results of Elevra’s operations.  Any failure to remedy an environmental problem could require Elevra to suspend operations or enter into interim compliance measures pending completion of the required remedy.
Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health, and safety impacts of prior and current operations, including operations conducted by other mining companies many years ago at sites located on properties that Elevra currently owns or formerly owned.  These lawsuits could lead to the imposition of substantial fines, remediation costs, penalties, and other civil and criminal sanctions as well as reputational harm, including damage to Elevra’s relationships with customers, suppliers, investors, governments, or other stakeholders. Such laws, regulations, enforcement, or private claims may have a material adverse effect on Elevra’s financial condition, results of operations, or cash flows.
Changes in technology or other developments could adversely affect demand for lithium compounds or result in preferences for substitute products.
Lithium and its derivatives are preferred raw materials for certain industrial applications, such as rechargeable batteries.  For example, current and future high energy density batteries for use in electric vehicles will rely on lithium compounds as a critical input.  The pace of advancements in current battery technologies, development and adoption of new battery technologies that rely on inputs other than lithium compounds, or a delay in the development and adoption of future high nickel battery technologies that utilize lithium hydroxide could significantly impact Elevra’s prospects and future revenues.  Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging, and less expensive, some of which could be less reliant on lithium hydroxide or other lithium compounds.  Some of these technologies, such as commercialized battery technologies that use no, or significantly less, lithium compounds, could be successful and could adversely affect demand for lithium batteries in personal electronics, electric and hybrid vehicles, and other applications.  Elevra cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon.  In addition, alternatives to industrial applications dependent on lithium compounds may become more economically attractive as global commodity prices shift.  Any of these events could adversely affect demand for and market prices of lithium, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization Elevra discovers and reducing or eliminating any reserves Elevra identifies.

Elevra’s growth depends upon the continued growth in demand for electric vehicles with lithium compounds.
Elevra is one of a number of producers of performance lithium compounds that are a critical input in current and next-generation, high energy density batteries used in electric vehicle applications.  Elevra’s growth is dependent upon the continued adoption of electric vehicles by consumers.  If the market for electric vehicles does not develop as Elevra expects, or develops more slowly than Elevra expects, Elevra’s business, prospects, financial condition, and results of operations will be affected.  The market for electric vehicles is relatively new, rapidly evolving, and could be affected by numerous external factors, such as:
•	government regulations and automakers’ responses to these regulations;

•	tax and economic incentives;

•	rates of consumer adoption, which is driven in part by perceptions about electric vehicle features (including range per charge), quality, safety, performance, cost, and charging infrastructure;

•	competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles, and high fuel-economy internal combustion engine vehicles;

•	volatility in the cost of battery materials, oil, and gasoline;

•	rates of customer adoption of higher performance lithium compounds; and

•	rates of development and adoption of next-generation, high-nickel battery technologies.

Climate change and changes in climate change regulations could have a material adverse impact on Elevra’s operations.
Climate change could have an adverse impact on Elevra’s operations.  The potential physical impacts of climate change on Elevra’s operations are highly uncertain and would be particular to the circumstances affecting each of Elevra’s projects.  These may include changing average temperatures, changes in rainfall, snow and storm patterns and intensities, water shortages, changing sea levels and other severe weather events.  These changes in climate could have a material adverse impact on the cost of development or production for Elevra’s projects and adversely affect its operations and financial performance.
Regulations and pending legislation governing issues involving climate change and climate change reporting could result in increased operating costs, which could have a material adverse effect on Elevra’s business.  A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to climate change and its potential impacts. Legislation and increased regulation regarding climate change could impose significant costs on Elevra and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations.  Any adopted climate change regulations could also negatively impact Elevra’s ability to compete with companies situated in areas not subject to such regulations.  Given the emotion, political significance, and uncertainty around the impact of climate change and how it should be dealt with, Elevra cannot predict how legislation and regulation will affect its operating performance, ability to compete, and financial condition.  Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the potential impacts of climate change as it relates Elevra or other companies in the natural resources industry could harm Elevra’s reputation.
Mining operations face substantial regulation of health and safety.
Mining operations are subject to extensive and complex laws and regulations governing worker health and safety and failure to comply with applicable legal requirements can result in substantial penalties and may adversely impact Elevra’s operations, reputation, financial performance and financial position.  Regardless of how carefully Elevra undertakes it operations, mining and exploration operations carry an inherent risk of liability and, as such, these risks cannot be eliminated.  Future changes in applicable laws, regulations, permits and approvals or changes in their enforcement or regulatory interpretation could substantially increase costs to achieve compliance, lead to the revocation of existing or future exploration or mining rights or otherwise have an adverse impact on Elevra’s results of operations and financial position.
In addition to potential government restrictions and regulatory fines, penalties or sanctions, Elevra’s ability to operate (including the effect of any impact on its workforce) and thus, Elevra’s results of operations and its financial position (including because of potential related fines and sanctions), could be adversely affected by accidents, injuries, fatalities or events detrimental (or perceived to be detrimental) to the health and safety of Elevra’s employees, the environment or the communities in which Elevra operates.

Elevra’s international activities are subject to additional inherent risks.
Elevra currently has activities in the U.S., Australia, Canada and Ghana and expects to continue to conduct activities there and possibly other international locations in the future.  Because Elevra conducts activities internationally, Elevra’s activities are governed by and involve interaction with many levels of government across various jurisdictions, including in the U.S., Australia, Canada and Ghana, and Elevra is subject to political, social, legal and economic risks such as:
•	a change in federal or provincial governments or change in government policies;

•	the effects of local political, labor and economic developments and unrest;

•	significant or abrupt changes in the applicable regulatory or legal climate;

•	significant changes to regulations or laws or the interpretation or enforcement of them;

•	exchange controls and export restrictions;

•	expropriation or nationalization of assets with inadequate compensation;

•	unfavorable currency fluctuations, particularly in the exchange rate between any of the U.S. dollar, the Australian dollar, the Canadian dollar and the Ghanaian dollar;

•	repatriation restrictions;

•	invalidation and unavailability of governmental orders, permits or agreements;

•	property ownership disputes;

•	renegotiation or nullification of existing concessions, licenses, permits and contracts;

•	criminal activity, corruption, demands for improper payments, expropriation, and uncertain legal enforcement and physical security;

•	failure to maintain compliance with corruption, bribery and transparency statutes;

•	disadvantages of competing against companies from countries that are not subject to Australian laws and regulations;

•	fuel or other commodity shortages;

•	illegal mining;

•	laws or policies of Australia, the United States, Canada, Ghana and other countries affecting trade, investment and taxation;

•	opposition to Elevra’s presence, operations, properties or plans by governmental or non-governmental organizations or civic groups;

•	civil disturbances, war and terrorist actions; and

•	seizures of assets.

Although Elevra has established formal policies and procedures for preventing violations of and monitoring compliance with the various laws and regulations to which it is subject, the occurrence of any one or combination of the above events, many of which are beyond Elevra’s control, could expose Elevra, its directors and its senior management to civil or criminal liability or other sanctions.  This could have a material adverse effect on Elevra’s reputation, business and financial performance.  In the case of an alleged violation of the applicable anti-corruption legislation, an investigation may be expensive and require significant time and attention from Elevra’s senior management and may adversely affect Elevra’s reputation.

Elevra’s operations and properties expose it to native title and political risks.
Elevra’s financial performance, operations, share price and profitability may be adversely affected due to circumstances in the countries where Elevra operates, particularly in Canada. Changes in political, regulatory, or fiscal frameworks in these countries could adversely impact Elevra’s financial performance, operations, share price and profitability.
In particular, Elevra’s properties in Canada may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups (which are generally referred to as “First Nations”).  Elevra has mining projects in Canada that are or may be in areas with a First Nations presence.  The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada.  Intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities are evolving.  It is Elevra’s practice to work closely with and consult with First Nations in areas in which Elevra’s projects are located or which could be impacted by Elevra’s activities.  However, there is no assurance that relationships with such groups will be positive.  Accordingly, it is possible that Elevra’s permitting activities, profitable production, exploration or development activities on Elevra’s Canadian properties could be delayed, interrupted or otherwise adversely affected in the future by political uncertainty, native land claims entitlements, expropriations of property, financial arrangements, changes in applicable law, governmental policies and policies of relevant interest groups, including those of First Nations.  Any changes in law or relations or shifts in political conditions may be beyond Elevra’s control, or Elevra may enter into agreements with First Nations, all of which may adversely affect Elevra’s business and operations and if significant, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue Elevra’s mineral production, exploration or development activities in the applicable area, any of which could have an adverse effect on Elevra’s financial condition and results of operations.
Certain of Elevra’s mines and exploration properties are located on land that is or may become subject to traditional territory, title claims and/or claims of cultural significance, and such claims may affect Elevra’s current and future operations.
Elevra operates in jurisdictions that are governed by native title and heritage legislation, including in Australia and Canada.  Native title and heritage legislation may affect Elevra’s ability to gain access to prospective exploration areas or obtain required permits and licenses. Elevra may, from time to time, be required to negotiate with Indigenous landowners and First Nations peoples for access and other rights required in order to mine on particular properties.  There may be significant delays and costs associated with these negotiations in order to reach an agreement acceptable to all relevant parties.  This may delay or halt Elevra’s operations and development activities in certain areas and affect its financial results accordingly.
Indigenous interests and rights as well as related consultation issues may impact Elevra’s ability to pursue exploration, development and mining at certain of Elevra’s properties in Canada and Western Australia.  There is no assurance that claims or other assertion of rights by tribal communities and stakeholders or consultation issues will not arise on or with respect to Elevra’s properties or activities.  These could result in significant costs and delays or materially restrict Elevra’s activities.  Opposition by indigenous landowners/tribal communities and stakeholders to Elevra’s presence, operations or development on land subject to their traditional territory or title claims or in areas of cultural significance could negatively impact Elevra in terms of permitting delay, public perception, costly legal proceedings, potential blockades or other interference by third parties in Elevra’s operations, or court-ordered relief impacting Elevra’s operations.  In addition, Elevra may be required to, or may voluntarily, enter into certain agreements with such tribal communities in order to facilitate development of Elevra’s properties, which could reduce the expected earnings or income from any future production.
Elevra’s operations and supply chain are exposed to human rights issues, including modern slavery, which have the potential to adversely impact Elevra’s business and reputation.
Based on the products in Elevra’s supply chain and the services it procures, Elevra’s operations and supply chain are exposed to human rights issues, including modern slavery.  Modern slavery can occur in all industries and sectors, but some products and services are associated with higher incidences of modern slavery.  For instance, products in Elevra’s supply chain, including materials, chemicals, textiles and technology, are considered to be at a higher risk of being impacted by modern slavery.  Additionally, certain services Elevra procures, including those associated with construction, cleaning and laundry services, logistics and transportation services (including trucking, maritime freight and storage), are also at a higher risk of being impacted by modern slavery.  Any indication, real or perceived, that Elevra has contributed to or is linked in any way to human rights issues like modern slavery could have an adverse impact on Elevra’s business and reputation.

Elevra’s insurance may not fully cover all of its potential risk exposure, which may have a material adverse impact on the operations, financial performance and financial position of Elevra.
To the extent commercially available, Elevra maintains insurance to protect against certain risks in such amounts and scope as the Elevra Board and Elevra’s management determine is appropriate.  However, no assurance can be made that Elevra will be able to obtain or maintain insurance coverage at reasonable rates, or at all.
Additionally, Elevra’s insurance policies may not be sufficient to cover all of the potential risks associated with Elevra’s operations.  Any coverage Elevra obtains may not be adequate and may not cover all risks or claims on acceptable terms.  Elevra is unable to control whether any insurance coverage or policy ultimately mitigates a claim made.  Losses, liabilities and delays arising from uninsured or underinsured events could have a material adverse impact on the operations, financial performance and financial position of Elevra.
Risks Related to an Investment in Elevra Ordinary Shares or Elevra ADSs
There may be less publicly available information concerning Elevra than there is for issuers that are not foreign private issuers and emerging growth companies (“EGC”) because, as a foreign private issuer and an EGC, Elevra is exempt from a number of rules under the U.S. Exchange Act and Nasdaq requirements applicable to U.S. domestic companies, and certain of these exemptions are available to Elevra as a foreign private issuer even if it no longer qualifies as an EGC.
As a foreign private issuer under the U.S. Exchange Act, Elevra is exempt from certain rules under the U.S. Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the U.S. Exchange Act but are not foreign private issuers, or to comply with Regulation Fair Disclosure under the U.S. Exchange Act (“Regulation FD”), which restricts the selective disclosure of material non-public information.  In addition, Elevra is (a) exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the U.S. Exchange Act and (b) subject to reduced disclosure obligations regarding executive compensation.  Further, the members of the Elevra Board, officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act.  Accordingly, there may be less publicly available information concerning Elevra than there is for companies whose securities are registered under the U.S. Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such other companies.  In addition, certain information may be provided by Elevra in accordance with Australian law, which may differ in substance or timing from such disclosure requirements under the U.S. Exchange Act.
Further, as a foreign private issuer, Elevra is subject to less stringent corporate governance listing requirements under Nasdaq rules.  Subject to certain exceptions, the rules of the Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the corporate governance listing requirements of the Nasdaq, including, for example, certain internal controls as well as certain board, committee and director independence requirements, provided that such foreign private issuer discloses the Nasdaq rules it does not follow and the home country practices it follows in lieu thereof.  Elevra follows Australian practices in lieu of certain corporate governance listing requirements of the Nasdaq and provides disclosure regarding these differences in “Item 16G. Corporate Governance.”  Accordingly, holders of Elevra ordinary shares and Elevra ADSs may not have the same protections afforded to shareholders of companies that are required to comply with all of the Nasdaq corporate governance requirements.
Elevra could lose its status as a foreign private issuer under current SEC rules and regulations if more than 50% of Elevra’s outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true:  (a) the majority of Elevra’s directors or Executive KMP are U.S. citizens or residents; (b) more than 50% of Elevra’s assets are located in the United States; or (c) Elevra’s business is administered principally in the United States.  If Elevra loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a United States domestic issuer.  If this were to happen, Elevra would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Elevra’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.
In addition, Elevra qualifies as an EGC as defined in Section 2(a)(19) of the U.S. Securities Act.  As such, Elevra is taking advantage of certain exemptions from various reporting requirements applicable to public companies that are not EGCs, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in Elevra’s periodic reports and proxy statements.  As a result, holders of Elevra ordinary shares and Elevra ADSs may not have access to certain information they deem important.  Elevra will remain an EGC until the earliest of (a) the last day of the fiscal year (i) following the fifth anniversary of the closing of the Merger (i.e., August 29, 2030), (ii) in which Elevra has total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (iii) in which Elevra is deemed to be a large accelerated filer, which means the market value of Elevra ordinary shares and Elevra ADSs that are held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (b) the date on which Elevra has issued more than $1.0 billion in non-convertible debt during the prior three year period.

Elevra cannot predict if investors will find the Elevra ordinary shares or Elevra ADSs less attractive because Elevra is relying on these exemptions.  If some investors find the Elevra ordinary shares or Elevra ADSs less attractive as a result, there may be a less active trading market for the Elevra ordinary shares or Elevra ADSs and their prices may be more volatile.
Even if Elevra no longer qualifies as an EGC, as long as Elevra continues to qualify as a foreign private issuer under the U.S. Exchange Act, subject to SEC rule changes, Elevra will be exempt from certain provisions of the U.S. Exchange Act that are applicable to U.S. domestic public companies, including:
•	Regulation FD;

•	certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the U.S. Exchange Act;

•	certain more stringent executive compensation disclosure rules;

•	the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act applicable to board members, officers and principal shareholders; and

•
the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information or current reports on Form 8-K upon the occurrence of specified significant events.

Elevra is a public limited company incorporated under the laws of Queensland, Australia.  Four out of eight current directors are non-residents of the United States and substantially all of their assets may be located outside the United States.  As a result, there may be additional complexities and practical challenges associated with enforcing civil liability provisions of the securities laws of the United States against Elevra’s officers and members of the Elevra Board.
Elevra is a public limited company incorporated under the laws of Queensland, Australia. Four out of eight of Elevra’s current directors are non-residents of the United States and substantially all of their assets may be located outside the United States. As a result, there may be additional complexities and practical challenges involved if you wish to:
•	commence proceedings in U.S. courts against Elevra’s current directors who are not residents of the United States or Elevra, including effecting service of process;

•
enforce, in Australia, a U.S. court judgment obtained against Elevra’s current directors who are not residents of the United States or Elevra in any action, including actions under the civil liability provisions of U.S. securities laws;

•
bring an original action in an Australian or other foreign court to establish any liability of Elevra’s current directors who are not residents of the United States or Elevra based solely upon U.S. securities laws, noting that Australia has developed a different body of securities laws as compared to the United States; or

•
enforce, in the United States, judgments obtained against Elevra’s current directors who are not residents of the United States or Elevra in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws.

Elevra has appointed Timothy Palmer as its agent to receive service of process with respect to any action brought against Elevra under the federal securities laws of the United States.
The market prices and trading volumes of Elevra ordinary shares and Elevra ADSs have been and may continue to be volatile; and both securities may be affected by economic conditions beyond Elevra’s control, including commodity prices (including for spodumene concentrate).

The market price of Elevra ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations.  The market price for Elevra ADSs has been and may continue to be highly volatile and subject to wide fluctuations.  For instance, from January 1, 2025, through September 30, 2025, the closing price of Elevra ordinary shares on the ASX ranged from as high as AU$4.35 to as low as AU$2.10 (as adjusted pro forma for the Elevra share consolidation, where applicable), and from September 1, 2025 through September 30, 2025, the closing price of Elevra ADSs on Nasdaq ranged from as high as $23.44 to as low as $16.11.  In addition, the trading volume of Elevra ordinary shares and Elevra ADSs may fluctuate and cause significant price variations to occur.  If the market price of Elevra ordinary shares or Elevra ADSs declines significantly, you may be unable to resell your Elevra ordinary shares or Elevra ADSs at or above the purchase price, if at all.  Elevra cannot assure you that the market price of Elevra ordinary shares or Elevra ADSs will not fluctuate or significantly decline in the future.
Some specific factors that could negatively affect the price of Elevra ordinary shares or Elevra ADSs or result in fluctuations in the price and trading volume include:
•	actual or expected fluctuations in Elevra’s prospects or operating results;

•	exchange rate fluctuations, in particular between the Australian dollar and the U.S. dollar;

•	changes in the demand for, or market price of lithium or lithium-ion batteries;

•	additions to or departures of Elevra’s Executive KMP;

•	changes or proposed changes in laws and regulations;

•	changes in trading volume of Elevra ordinary shares on the ASX or Elevra ADSs on the Nasdaq;

•	sales or perceived potential sales of Elevra ordinary shares or Elevra ADSs by Elevra, Elevra’s directors, Elevra’s Executive KMP, or Elevra shareholders in the future;

•	announcement or expectation of additional financing efforts;

•
conditions in the financial markets or changes in general economic and political conditions and events, including repercussions from the war in Ukraine, the escalating conflict in the Middle East and tensions between China and Taiwan;

•	market conditions or investor sentiment in the broader stock market, or in Elevra’s industry in particular;

•	action by Elevra’s competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	litigation and governmental investigations;

•	exercise of any options issued under the RCF option deed;

•	change in commodity prices (including for spodumene concentrate); and

•	changes in investor perception of Elevra’s market position based on third-party information.

When the market price of a stock is volatile, certain holders of that stock may institute securities class action litigation against the company that issued the stock.  If any Elevra shareholders or Elevra ADS holders bring a lawsuit or securities class action litigation against Elevra, Elevra could incur substantial costs defending against the lawsuit or litigation.
The Constitution and other Australian laws and regulations applicable to Elevra may affect Elevra’s ability to take certain actions.
As an Australian public company, Elevra is subject to different organizational requirements than a corporation incorporated under the laws of Delaware.  The Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are distinct to Australian companies, such as Elevra.  These requirements may limit Elevra’s ability to take certain actions, including provisions that:
•	specify that general meetings of Elevra’s shareholders can be called only by the Elevra Board or otherwise by shareholders in accordance with the Australian Corporations Act;

•
allow the directors to appoint a person either as an additional director or as a director to fill a casual vacancy (i.e., a vacancy that does not arise due to retirement of a director by rotation) until the next occurring annual general meeting of shareholders; and

•	allow the business and affairs of Elevra to be managed by, or under the direction of, the directors.

Elevra is also subject to Australian laws governing a change of control or changes in management.  For example, the Australian Corporations Act includes provisions that:
•	require that shareholder approvals be effected at a duly called general meeting (including the annual general meeting) and not by written consent;

•	permit shareholders to requisition a general meeting only on request of shareholders with at least 5% of the votes that may be cast at the meeting; and

•	require the approval of shareholders with at least 75% of the votes cast by members entitled to vote on the resolution to amend the provisions of the Constitution.

In addition, Elevra is also subject to Australia’s takeovers laws.  Australia has a peer review body that operates as the primary forum for the resolution of takeover disputes in Australia (the “Takeovers Panel”).  ASIC is the main body responsible for regulating and enforcing Australia’s takeovers laws and has the power to refer matters to the Takeovers Panel.  Australia’s takeovers laws regulate both Australian entities listed on a prescribed financial market operated in Australia and Australian companies that have more than 50 registered members.  For so long as Elevra meets this criteria, it will be subject to the rules and restrictions applying under Australia’s takeovers laws.
Australian takeovers laws prohibit a person acquiring a relevant interest in the voting shares of Elevra, where, as a result of the acquisition, a person’s voting power in the company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%, subject to certain exceptions.
The market price of the Elevra ADSs may not fluctuate consistently, in terms of U.S. dollars, to the market price of Elevra ordinary shares; and exchange rate fluctuations may adversely affect the U.S. dollar value of Elevra ADSs and any dividends paid by Elevra.
Each Elevra ADS represents ten Elevra ordinary shares. Elevra ordinary shares are quoted in Australian dollars on the ASX and Elevra ADSs are quoted in U.S. dollars on the Nasdaq.  Dividends to be paid to holders of Elevra ADSs in respect of Elevra ordinary shares, if any, will be paid in U.S. dollars in accordance with the deposit agreement.  Any financial statements filed by Elevra with the SEC will be prepared in Australian dollars.  Fluctuations in the exchange rate between the U.S. dollar and the Australian dollar may affect, among other matters, the U.S. dollar value of the Elevra ADSs and of any dividends in respect thereof.  While the market price of Elevra ADSs is expected to fluctuate according to the market price of Elevra ordinary shares and according to changes in the exchange rate between the U.S. dollar and the Australian dollar, there is no guarantee that a consistent relationship will be observed at all times, or at any time.  The market price of Elevra ADSs may not fluctuate consistently with the market price of Elevra ordinary shares in U.S. dollar terms for a number of reasons, including the relative liquidity of Elevra ADSs and Elevra ordinary shares.
Elevra ADS Holders are not holders of Elevra ordinary shares and do not have shareholder rights.
The depositary bank is the holder of Elevra ordinary shares represented by the Elevra ADSs.  Holders of Elevra ADSs are not treated as shareholders of Elevra and do not have shareholder rights, but only have Elevra ADS holder rights set forth in the deposit agreement.
In particular, except as described in the deposit agreement, Elevra ADS Holders are not able to exercise voting rights attaching to the Elevra ordinary shares represented by the Elevra ADSs on an individual basis.  If Elevra asks the depositary bank to solicit voting instructions, holders of Elevra ADSs have a right to instruct the depositary bank how to exercise the voting rights attaching to the Elevra ordinary shares represented by the Elevra ADSs.  Otherwise, Elevra ADS Holders will not be able to exercise their right to vote unless they cancel their Elevra ADSs and withdraw the Elevra ordinary shares represented by Elevra ADSs.  However, an Elevra ADS Holder may not know of the meeting sufficiently in advance to withdraw the Elevra ordinary shares.  If Elevra asks for instructions from Elevra ADS Holders, the depositary bank will notify such holders of the upcoming vote and arrange to deliver Elevra’s voting materials to such holders and will try, as far as practical, to vote the Elevra ordinary shares represented by the Elevra ADSs as such Elevra ADS Holder instructs.  Elevra cannot assure an Elevra ADS Holder that it will receive voting materials in time to instruct the depositary bank to vote, and it is possible that holders of Elevra ADSs, including persons who hold their Elevra ADSs through brokers, dealers, or other third parties, will not have the opportunity to exercise a right to vote.

Additionally, Elevra ADS Holders do not have the same rights to receive dividends or other distributions as holders of Elevra ordinary shares.  Subject to any rights or restrictions attached to any shares or class of shares, the directors of Elevra may determine that a dividend will be payable on Elevra ordinary shares and fix the amount, the time for payment and the method for payment (although Elevra has never declared or paid any cash dividends on Elevra ordinary shares and does not anticipate paying any cash dividends in the foreseeable future).  Dividends and other distributions payable to shareholders of Elevra with respect to Elevra ordinary shares generally will be payable directly to them.  Any dividends or distributions payable with respect to Elevra ordinary shares represented by Elevra ADSs will be paid to the depositary bank, which has agreed to pay to Elevra ADS Holders the cash dividends or other distributions it receives on shares or other deposited securities, after converting the currency it receives into U.S. dollars and deducting its fees and expenses.  Before the depositary bank makes a distribution to an Elevra ADS Holder in respect of Elevra ADSs, it will also withhold any amounts in respect of taxes or other governmental charges.  Additionally, if the exchange rate fluctuates during a time when the ADS depositary bank cannot convert the foreign currency, Elevra ADS Holders may lose some or all of the value of the distribution.  Elevra ADS Holders will receive these distributions in proportion to the number of Elevra ordinary shares their Elevra ADSs represent.  In addition, there may be certain circumstances in which the depositary bank may not pay to Elevra ADS Holders the amounts distributed by Elevra as a dividend or distribution, for example, if it is unlawful or impractical to make a distribution available to any holders of Elevra ADSs.
Under the terms of the deposit agreement, the depositary bank is entitled to charge Elevra ADS Holders fees for various services, including annual service fees.
Under the terms of the deposit agreement, the depositary bank is entitled to charge Elevra ADS Holders fees for various services, including for the issuance of the Elevra ADSs upon deposit of Elevra ordinary shares, cancellation of Elevra ADSs for withdrawal of Elevra ordinary shares, distributions of cash dividends or other cash distributions, distributions of Elevra ADS pursuant to share dividends or other share distributions, distributions of securities other than Elevra ADSs and annual service fees.
Elevra ADS Holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing Elevra ADSs provides that, to the fullest extent permitted by law, Elevra ADS holders (including purchasers of Elevra ADSs in secondary transactions) waive the right to a jury trial of any claim they may have against Elevra or the depositary bank arising out of or relating to Elevra ordinary shares, the Elevra ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If Elevra or the depositary bank opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law.  To Elevra’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, Elevra believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the State of New York, which has jurisdiction over matters arising under the deposit agreement.  In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.  Elevra believes that this is the case with respect to the deposit agreement and the Elevra ADSs.  It is advisable that you consult legal counsel regarding the jury trial waiver provision before entering into the deposit agreement.
If any holder or owner of Elevra ADSs brings a claim against Elevra or the depositary bank in connection with matters arising under the deposit agreement or the Elevra ADSs, including claims under federal securities laws, such holder or owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against Elevra or the depositary bank, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder or owner and Elevra, or limit such holder’s or owner’s ability to bring a claim in a judicial forum that such holder or owner finds favorable.  If a lawsuit is brought against Elevra or the depositary bank under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
No condition, stipulation or provision of the deposit agreement or Elevra ADSs shall relieve Elevra or the depositary bank from their respective obligations to comply with the U.S. Securities Act and the U.S. Exchange Act nor serve as a waiver by any holder or owner of Elevra ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder, inasmuch as those cannot be waived by any person.

Elevra ordinary shares are subject to Australian insolvency laws which are substantially different from U.S. insolvency laws and may offer less protections to holders of Elevra ordinary shares (including those represented by Elevra ADSs) compared to U.S. insolvency laws.
As a company incorporated under the laws of Queensland, Australia, Elevra is subject to Australian insolvency laws and may also be subject to the insolvency laws of other jurisdictions in which Elevra conducts business or has assets.  These laws may apply where any insolvency proceedings or procedures are to be initiated against Elevra.  Australian insolvency laws may offer Elevra shareholders or Elevra ADS holders less protection than they would have had under U.S. insolvency laws and it may be more difficult (or even impossible) for shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.
Elevra does not anticipate paying dividends in the foreseeable future.
Elevra has never declared any dividends and does not anticipate that it will do so in the foreseeable future.  Elevra currently intends to retain future earnings, if any, to finance the development of its business.  As a result, a return on your investment will only occur if the Elevra ordinary share or Elevra ADS price, as applicable, appreciates.  Elevra cannot assure you that Elevra ordinary shares or Elevra ADSs will appreciate in value.  You may not realize a return on your investment in Elevra ordinary shares or Elevra ADSs, and you may even lose your entire investment in Elevra ordinary shares or Elevra ADSs.  Therefore, you should not rely on an investment in Elevra ordinary shares or Elevra ADSs as a source for any future dividend income.
If securities or industry analysts do not publish research reports about Elevra’s business, or if they issue an adverse opinion about Elevra’s business, the market price and trading volume of Elevra ordinary shares or Elevra ADSs could decline.
The trading market for Elevra ordinary shares and Elevra ADSs may be influenced by the research and reports that securities or industry analysts publish about Elevra and its business. Securities and industry analysts may discontinue research on Elevra, to the extent such coverage currently exists, or in other cases, may never publish research on Elevra.  If no, or too few, securities or industry analysts commence coverage of Elevra, the trading price for Elevra ordinary shares and Elevra ADSs would likely be negatively affected.  In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover Elevra downgrade Elevra ordinary shares or Elevra ADSs or publish inaccurate or unfavorable research about Elevra’s business, the market price of Elevra ordinary shares and Elevra ADSs would likely decline.  If one or more of these analysts cease coverage of Elevra or fail to publish reports on Elevra regularly, demand for Elevra ordinary shares and Elevra ADSs could decrease, which might cause Elevra’s price and trading volume to decline.
Sales or resales of Elevra ordinary shares or Elevra ADSs, or the perception that such sales may occur, may cause the market value of Elevra ordinary shares or Elevra ADSs to decline.
Sales of a substantial number of Elevra ordinary shares or Elevra ADSs, or the perception that such sales may occur, could depress the market price of the Elevra ordinary shares or Elevra ADSs.  Further, as opportunities present themselves, Elevra may enter into financing or similar arrangements in the future, including the issuance of debt or equity securities.  If Elevra issues Elevra ordinary shares, Elevra ADSs or securities convertible into Elevra ordinary shares, Elevra shareholders or Elevra ADS holders would experience additional dilution, and as a result, the price of Elevra ordinary shares and Elevra ADSs may decline.
ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and Development of the Company
All references to “Elevra,” “Sayona” or the “Company” refer to Elevra. Since the Merger occurred after the end of the reporting period, information with respect to Elevra for the reporting period refers only to Elevra prior to the Merger and does not include the information of Piedmont (unless otherwise specifically noted).
The Company is an ASX listed company initially incorporated as Latrobe Group Ltd. in Queensland, Australia in 2000. The Company was formed under and is subject to the provisions of the Australian Corporations Act. Its headquarters is located at Level 28, 10 Eagle Street, Brisbane, Queensland 4000, Australia. Its telephone number is +61 7 3369 7058. The Elevra ADSs are listed on the Nasdaq and trade under the symbol “ELVR.” The Elevra ordinary shares are listed on the ASX and trade under the symbol “ELV.” Elevra’s website is www.elevra.com. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as Elevra, at www.sec.gov. The information contained on or linked from Elevra’s website, the SEC website and any other website mentioned in this annual report is not incorporated by reference in, or in any way part of, this annual report.
Elevra has appointed Timothy Palmer as its agent to receive service of process with respect to any action brought against Elevra under the federal securities laws of the United States. Mr. Palmer’s address is 42 E Catawba Street, Belmont, North Carolina 28012.

Development of Elevra
From its formation in 2000 up to the Merger (discussed below), Elevra achieved several significant milestones through strategic acquisitions, joint ventures, and operational developments:
•
Acquisition of Authier Lithium Project (2016): In 2016, Elevra acquired the Authier Lithium project in Québec, Canada. This hard rock lithium deposit, located near Val-d’Or, became a cornerstone of Elevra’s expansion into the North American lithium market.

•
Joint Venture with Piedmont (2021): In August 2021, Sayona Québec, originally a joint venture between Elevra (75%) and Piedmont (25%), acquired North American Lithium in Québec. This acquisition included a brownfield open-pit mining operation with a concentrator, positioning Elevra as a significant player in North America’s lithium production.

•
Acquisition of Moblan Lithium Project (2021): In October 2021, Elevra, in partnership with SOQUEM, Inc. (a subsidiary of Investissement Québec), acquired a 60% stake in the Moblan Lithium project in the Eeyou Istchee James Bay region of northern Québec.

•	Restart of North American Lithium Operations (2023): By March 2023, Elevra successfully restarted production at North American Lithium.

•
First Shipment of Spodumene Concentrate (2023): In August 2023, Elevra announced its first shipment of spodumene (lithium) concentrate from North American Lithium to the international market, marking the commencement of revenue generation within two years of acquiring North American Lithium.

2024 Equity Raise
In November 2024, Elevra completed a placement of 1,250,000,000 of its ordinary shares at the issue price of AU$0.032 ($0.02 at the then-prevailing exchange rate) per share, generating aggregate proceeds of AU$40 million before costs. The Company applied the net proceeds of such placement to fund its standalone expenditure prior to the closing of the Merger, including preliminary studies to review the development capex under the definitive feasibility study for the Moblan Lithium project in Québec, Canada, capital projects to optimize production in terms of both operating and capital expenditure for the North American Lithium project in Québec, Canada, and general corporate purposes.
2024 Prepayment Financing
On August 22, 2024 (effective as of June 21, 2024), Elevra and North American Lithium Inc., on the one hand, and an international trading company, on the other hand, entered into a contract note to provide spodumene concentrate from the North American Lithium project in Québec. Pricing under the contract note is determined by a market-based mechanism. Pursuant to such contract note, the Company may borrow from the trading company up to $30 million based on the value of committed volumes of spodumene concentrate. Borrowings are credited against the outstanding balance at the time vessels complete loading, which provides additional borrowing availability. Interest is payable quarterly at the Secured Overnight Financing Rate (“SOFR”) plus 2.4%. As of September 30, 2025, the Company had borrowed $29.9 million under this contract note.
The Merger
On August 29, 2025, Elevra completed the Merger. At the effective time of the Merger, Merger Sub merged with and into Piedmont. As a result of the Merger, the separate corporate existence of Merger Sub ceased, and Piedmont continued as the surviving corporation in the Merger and as a wholly owned subsidiary of the Company.
Piedmont is a U.S.-based, development-stage company advancing a multi-asset, integrated lithium business in support of a clean energy economy and U.S. and global energy security. Piedmont’s portfolio includes its wholly-owned Carolina Lithium, a proposed fully integrated spodumene ore-to-lithium hydroxide project in Gaston County, North Carolina. The balance of its project portfolio includes a 25% stake in North American Lithium and Authier Lithium project (in which Elevra owned 75% pre-Merger); in Ghana, West Africa with Atlantic Lithium, including Ewoyaa; and in Newfoundland, Canada with Vinland Lithium, including the Killick Lithium project.

At the effective time of the Merger, each eligible share of Piedmont common stock, par value $0.0001 per share (“Piedmont common stock”), including any share in respect of which a Piedmont CHESS depository interest (“Piedmont CDI”) had been issued, was converted as follows: (1) each Piedmont CDI representing 1/100th of an eligible share of Piedmont common stock issued and outstanding as of a record date prior to the effective time established pursuant to the settlement rules of the ASX was converted into the right to receive 5.27 Elevra ordinary shares; and (2) each eligible share of Piedmont common stock issued and outstanding immediately prior to the effective time and not represented by a Piedmont CDI was converted into the right to receive 0.35133 Elevra ADSs, such Elevra ADSs representing together 527 Elevra ordinary shares.
In connection with the Merger, Elevra issued a total of 11,565,602,304 Elevra ordinary shares, including 9,048,234,000 Elevra ordinary shares represented by 6,032,156 Elevra ADSs. Immediately after the effective time of the Merger, the pre-Merger Elevra shareholders, on the one hand, and the pre-Merger holders of eligible shares of Piedmont common stock and Piedmont CDIs, on the other hand, each owned collectively approximately 50% of the shares of newly merged Elevra (including the Elevra ordinary shares represented by Elevra ADSs).
The Merger is anticipated to create synergies by integrating Elevra’s production capabilities with Piedmont’s market presence in North America. As a result, Elevra expects to have expanded operational efficiencies, a significant project portfolio and a stronger financial position, enhancing its ability to meet growing demand for lithium products.
Closing Equity Raise, Change of Name & Elevra Share Consolidation
On September 4, 2025, Elevra completed a placement of 2,156,250,000 Elevra ordinary shares at the issue price of AU$0.032 ($0.02 at the then prevailing exchange rate) per Elevra ordinary share to RCF. The placement generated aggregated proceeds of AU$69 million before costs. The Company has applied and intends to apply the net proceeds of such placement to fund its working capital needs and other general corporate purposes.
Simultaneously, Elevra issued to RCF 408,541,913 options (which, following the Elevra share consolidation, were converted into 2,723,613 options) to purchase Elevra ordinary shares pursuant to the RCF option deed. Elevra remains obligated to issue to RCF an additional 5,276,387 options (on a post-consolidation basis), subject to applicable regulatory approvals. The options that were issued and may be issued to RCF pursuant to the RCF option deed have an exercise price of AU$4.80 per option and expire on December 31, 2028.
At the Extraordinary General Meeting held on July 31, 2025, the Company’s shareholders approved the change of Company’s name from Sayona Mining Limited to Elevra Lithium Limited. The name change became effective on September 16, 2025 when ASIC altered the details of Company’s registration in accordance with the Australian Corporations Act.
On September 16, 2025, Elevra effected a consolidation of Elevra’s equity securities, including the Elevra ordinary shares, in accordance with Section 245H of the Australian Corporations Act, at a ratio of 150:1, whereby, on an as-converted, fully-diluted basis, each 150 Elevra ordinary shares were converted into one Elevra ordinary share, with any resulting fractional shares otherwise held by a shareholder of Elevra rounded up to the nearest whole share. As a result of the Elevra share consolidation, the number of issued Elevra ordinary shares was reduced from 25,265,148,318 to 168,458,841, and each Elevra ADS, which had previously represented 1,500 Elevra ordinary shares, now represents 10 Elevra ordinary shares.
Historical Capital Expenditures
The Company’s capital expenditures (excluding capitalized exploration expenditure) for the years ended June 30, 2025, June 30, 2024 and June 30, 2023 were as follows:
	2025 AU$’000	2024 AU$ ’000	2023 AU$ ’000
Capital expenditures	19,666	102,448	127,088

During the fiscal year ended June 30, 2025, the Company had total capital expenditures of AU$19.7 million, which were primarily related to sustaining activities at NAL. Key projects at NAL were phase 2 of the tailing’s storage facility capacity upgrade and expansion of waste rock stockpiles.
During the fiscal year ended June 30, 2024, the Company had total capital expenditures of AU$102.4 million, which were primarily related to: the NAL restart and operational ramp up capital projects and group optimization projects. Key NAL restart and operational ramp up capital projects included tailings storage facility capacity increase, surface water management and mining infrastructure. Optimization capital projects included completion of the NAL crushed ore dome, NAL Jaw Crusher C-150 and the completion of the Moblan definitive feasibility study.
During the fiscal year ended June 30, 2023, the Company had total capital expenditures of AU$127.1 million, which were primarily related to the capitalization of mine development costs during the NAL operational ramp up and enhancing acquired NAL mill infrastructure to enable the restart of the operation.

For more information on the Company’s (i) principal capital expenditures and divestitures currently in progress and (ii) future capital needs and anticipated sources of liquidity, please see “Item 5. Operating and Financial Review and Prospects.”
4.B. Business Overview
The Company
Elevra is among the largest hard rock lithium producers in North America based on the combined life-of-the-mine spodumene concentrate capacity, with an advantaged access to U.S. end markets. Elevra is a lithium-focused mining company. Elevra has established a diversified portfolio of mineral interests on properties around the world. Its assets include the North American Lithium project, Authier Lithium project, Moblan Lithium project (owned 60%), Carolina Lithium project and Ewoyaa Lithium project (in which it has the right to earn an ownership interest). As of the date of this annual report, North American Lithium is a producing project and Authier Lithium, Moblan Lithium, Carolina Lithium and Ewoyaa Lithium, are development projects. The development projects described above will be assessed and prioritized for potential development and a decision to proceed with any or all of the projects will be made on a case-by-case basis. Elevra’s principal activities are lithium mining and processing in North America and the ongoing identification, evaluation and development of Elevra’s portfolio of mineral exploration and development assets in the U.S., Australia, Canada and Ghana. Elevra’s portfolio of projects spans from exploration and development to production. Elevra believes that its operations currently do supply, and are expected to continue to supply, the lithium for which increasing global demand is expected, particularly as a result of the broader decarbonization initiatives that are ongoing across the world.
Elevra’s purpose is to support the global decarbonization drive by sustainably producing high quality lithium products to power the future. Elevra’s strategy is focused on three key pillars which shape the decisions and activities required to achieve its purpose:
•	Optimize Existing Operations: Maximize returns and cash flow by optimizing our production sustainably;

•	Develop Expanded Resource Base: Deliver potential of resource base through the development of upstream assets;

•
Integrate into the Supply Chain via Strategic Partnerships: Develop strategic partnerships to lock-in demand, provide access to end markets, and fund the accelerated development of our portfolio to establish a vertically integrated supply chain.

Key Projects
Prior to the Merger, Elevra’s most significant projects were the North American Lithium project and Authier Lithium project (each owned 75% by Elevra and 25% by Piedmont pre-Merger) and Moblan Lithium project (owned 60%). As a result of the Merger, the Company’s most significant projects expanded to include all of the North American Lithium project and Authier Lithium project and also the Carolina Lithium project and Ewoyaa Lithium project.
Each of the Company’s key projects is described below:
•
North American Lithium: North American Lithium (“NAL”) is a leading North American open pit lithium mining operation located in the Abitibi-Temiscamingue region of Québec, Canada. The project is located approximately 37 miles north of Val-d’Or – a major mining center with a skilled local workforce. NAL has nameplate capacity of 200,000 dmt of spodumene concentrate per year. In the fiscal year ended June 30, 2025, NAL produced 204,858 dmt of spodumene concentrate, up from 155,822 dmt in the prior year. As of the date of this annual report, Elevra is progressing development work for a potential brownfield expansion at NAL. A scoping study has been completed that supports an increase of annual nominal SC5.4 production to 315,000 dmt of spodumene concentrate per annum. Elevra acquired NAL in 2021 in a joint venture with Piedmont and successfully restarted production in March 2023. Following the Merger, NAL is 100% owned by Elevra.

•
Authier Lithium: Authier Lithium is a development-stage project located approximately 45 km northwest of the city of Val-d’Or and 29 km west of the NAL. Elevra expects that the NAL processing facilities will also be used to process ore from the Authier Lithium deposit. Following the Merger, Authier Lithium is 100% owned by Elevra.

•
Moblan Lithium: Moblan Lithium is a development-stage project located in the Eeyou-Istchee James Bay region of Québec, Canada with a production target of 300,000 dmt of spodumene concentrate per year. Elevra owns 60% of Moblan Lithium, with the remaining 40% owned by Investissement Québec.

•
Carolina Lithium: Carolina Lithium is a development-stage, hard rock lithium project located within the renowned Carolina Tin-Spodumene Belt of North Carolina and in close proximity to lithium markets. Carolina Lithium is expected to consist of a mining operation, a concentrator, and a lithium hydroxide conversion plant. The conversion plant is expected to be developed in phases and produce 60,000 dmt of battery-grade lithium hydroxide per year at full capacity. Carolina Lithium is wholly owned by Piedmont, which became a wholly owned subsidiary of Elevra following the Merger.

•
Ewoyaa Lithium: Ewoyaa Lithium is a development-stage project for the mining, development and production of spodumene concentrate located on the south coast of Ghana and covers an area of approximately 348 square miles. Elevra participates in the Ewoyaa project as part of a strategic partnership between Piedmont and Atlantic Lithium. Under such partnership, Piedmont entered into a project agreement to acquire a 50% equity interest in Atlantic Lithium Ghana in two phases, with each phase requiring Piedmont to make future staged investments in Ewoyaa over a period of time in order to earn its additional equity interest. Piedmont completed Phase 1 of its investment in mid-2023, which allows it to acquire a 22.5% equity interest in Atlantic Lithium Ghana, by funding Ewoyaa’s exploration activities and DFS costs and notifying Atlantic Lithium of its intention to proceed with additional funding contemplated under Phase 2, subject to regulatory approvals. In October 2025, Piedmont submitted to the LNR Minister its application for approval to obtain its 22.5% equity interest in Atlantic Lithium Ghana, which remains pending. Phase 2 mainly consists of construction and development activities for Ewoyaa and allows Piedmont to acquire an additional 27.5% equity interest in Atlantic Lithium Ghana upon completion of funding $70 million for capital costs associated with the development of Ewoyaa, subject to regulatory approvals. Upon issuance to Piedmont of its equity interest associated with Phase 1 and completion and issuance of Piedmont’s equity interest associated with Phase 2, Elevra would expect to have a total equity interest of 50% in Atlantic Lithium Ghana. Atlantic Lithium Ghana, in turn, will own the Ewoyaa project together with the minority shareholders, including the Mineral Income Investment Fund of Ghana and the Government of Ghana. In October 2023, a subsidiary of Atlantic Lithium Ghana was granted a mining lease for the project, which is currently undergoing renegotiation in light of the lithium price environment and is also subject to ratification by the Parliament of Ghana.

For additional information regarding Elevra’s Key Projects as of June 30, 2025, see Item 4.D. “Property, Plant and Equipment.”
Lithium Market
The demand in the lithium market can be divided into demand for (i) basic lithium chemicals and concentrates, which include, among other chemicals, spodumene concentrate (which varies depending on the lithium content of concentrate on an Li2O% basis) and (ii) inorganic and organic lithium derivatives (a market in which Elevra does not directly participate), which include numerous compounds produced from basic lithium chemicals.
Lithium is found in very low concentration in igneous rocks. Of the various concentrations of lithium, Elevra focuses on the mining, extraction and production of spodumene concentrate, a higher-grade lithium concentrate suitable for the production of lithium carbonate and lithium hydroxide. Lithium carbonate is principally used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. While there are many other applications both for basic lithium chemicals and lithium derivatives (including for the ceramics and glaze industry), batteries are the leading application for lithium, accounting for approximately 86% of total global lithium demand, including batteries for electric vehicles, which accounted for approximately 66% of total global lithium demand in 2024, according to Benchmark Mineral Intelligence. Lithium has several advantages in its applications compared to other minerals, including its low density, low coefficient of thermal expansion and high electrochemical potential. Elevra expects applications related to energy storage to continue driving demand in the coming years, particularly as a result of the broader decarbonization initiatives that are ongoing across the world.
Lithium Marketing and Customers
Offtake and Other Purchase Agreements
On October 15, 2021, 9450-5567 Quebec Inc., a wholly owned subsidiary of Elevra, entered into an offtake agreement with Lithium Royalty Corp. in respect of the Moblan Lithium project. The agreement commits 9450-5567 Quebec Inc. to sell, and Lithium Royalty Corp. to buy, an amount of spodumene concentrate or lithium concentrate that is equal to 10% of 9450-5567 Quebec Inc.’s 60% interest in such concentrate produced from the Moblan Lithium project (relating to its 60% participating interest in the Moblan Lithium project). The term of the agreement relates to the life of mine of the Moblan Lithium project, and pricing is determined by a market-based mechanism.
On February 16, 2023, Piedmont entered into a spodumene concentrate offtake agreement with LG Chem, which commits Piedmont to sell, and LG Chem to buy, 200,000 dmt of spodumene concentrate. The term of the agreement expires four years from the date of first shipment or upon the delivery of 200,000 dmt. Pricing is determined by a market-based mechanism.
The Company is party to two contract notes to provide spodumene concentrate from the North American Lithium project in Québec.  Pricing under the contract notes is determined by a market-based mechanism.

On September 22, 2025, Piedmont entered into an amended offtake agreement with Tesla, Inc., which commits Piedmont to sell, and Tesla, Inc. to buy, approximately 99,000 dmt of spodumene concentrate from the North American Lithium project in Québec. The term of the agreement runs through September 2026. Pricing is determined by a market-based mechanism. The initial term can be extended for an additional three years upon mutual agreement.
Marketing and Sales
Elevra continues to explore potential strategic partnerships and sales, offtake, and marketing agreements that will benefit the development of its assets as well as the U.S. electric vehicle supply chain.
Revenue During the Fiscal Year Ended June 30, 2025
The Company’s revenue was AU$223.4 million in the fiscal year ended June 30, 2025, all of which was from the sale of spodumene concentrate.
During the fiscal year ended June 30, 2025, the Company sold its spodumene concentrate in two countries, China and the United States. Most of the Company’s sales were to customers located in China, which accounted for 95.4% of the Company’s total revenue.
During the fiscal year ended June 30, 2025, the Company sold its spodumene concentrate to two customers that each individually accounted for greater than 10% of the Company’s total revenue. One of such customers accounted for 67% and the other accounted for 33% of the Company’s total revenue from contracts with customers for the fiscal year ended June 30, 2025.
The Company’s Australian operations had no reportable revenue for the fiscal year ended June 30, 2025. The Company’s Canadian operations had AU$223.4 million of revenue for the fiscal year ended June 30, 2025.
Revenue During the Fiscal Year Ended June 30, 2024
The Company’s revenue was AU$200.9 million in the fiscal year ended June 30, 2024, all of which was from the sale of spodumene concentrate.
During the fiscal year ended June 30, 2024, the Company sold its spodumene concentrate in two countries, China and the United States. Most of the Company’s sales were to customers located in China, which accounted for 98.4% of the Company’s total revenue.
During the fiscal year ended June 30, 2024, the Company sold its spodumene concentrate to three customers that each individually accounted for greater than 10% of the Company’s total revenue. One of such customers accounted for 45%, another customer accounted for 29% and a third customer accounted for 25% of the Company’s total revenue from contracts with customers for the fiscal year ended June 30, 2024.
The Company’s Australian operations had no reportable revenue for the fiscal year ended June 30, 2024. The Company’s Canadian operations had AU$200.9 million of revenue for the fiscal year ended June 30, 2024.
Revenue During the Fiscal Year Ended June 30, 2023
The Company had no revenue in the fiscal year ended June 30, 2023.
Raw Materials Suppliers
Elevra’s key raw material requirements utilized in the extraction and production of spodumene concentrate include: explosives used for blasting of waste and ore; diesel for use in earthmoving and mining equipment; water utilized in the mining activities for dust suppression and predominately for the processing of the ore; grinding media utilized in the grinding mills; crusher, pumping and mill lining consumable items; electricity for powering infrastructure and processing activities; and propane gas used for heat generation.
These key raw materials and consumables are sourced from a variety of third party suppliers through supply contracts and also contractual purchase orders both of which are subject to commercial negotiation and comparison with other offerings in the market from time to time. Elevra sources its major consumables, reagents and fuel pursuant to agreements that provide for contractual, system and non-discretionary price escalation mechanisms, which mitigate the risk of volatility in the prices of such materials.

Lithium Competition
Lithium is produced mainly from two sources: (i) concentrated brines and (ii) minerals. During 2024, the main lithium brines producers were Chile, China and Argentina, while the main lithium mineral producers were Australia, China and Zimbabwe. Other relevant regions for lithium production were Brazil, Nigeria and Canada.
Elevra competes against several major lithium producers, including: Albemarle Corporation, Sigma Lithium Corporation, Sociedad Química y Minera de Chile S.A., Tianqi Lithium Corporation, Ganfeng Lithium Co., Ltd., Mineral Resources Limited, Pilbara Minerals Limited, Rio Tinto (following its acquisition of Arcadium Lithium PLC) and IGO Limited.
Seasonality
Elevra is engaged in the exploration for mineral resources, which is highly speculative by nature. The success of Elevra’s future exploration activities may be affected by a range of factors, including limitations on activities due to seasonal weather patterns, among other factors.
Regulatory Overview
Elevra’s activities around the world are subject to extensive laws and regulations imposed by federal, provincial, state and local governments. The following is a summary of the regulatory framework for the key jurisdictions where Elevra carries on business activities.
Canada
Elevra’s Canadian operations are subject to Canadian federal and provincial laws and regulations. Both levels of the Canadian government regulate environmental assessments and the release of contaminants to the receiving environment. In addition to federal and provincial laws, Elevra’s operations in the Eeyou-Istchee James Bay region of northern Québec, where Elevra’s Moblan Lithium project is located, are also subject to the specific framework established pursuant to the James Bay and Northern Québec Agreement (together with the Complementary Agreements to such Agreement, the “JBNQA”).
Federal
Pursuant to the federal Impact Assessment Act (the “IAA”) and the Physical Activities Regulation (SOR/2019-285), an assessment by the Impact Assessment Agency of Canada (the “Agency”) is required for new metal mines with an ore production capacity of 5,000 t/day or more and an expansion of an existing mine if the expansion would result in an increase in the area of mining operations of 50% or more and the total ore production capacity would be 5,000 t/day or more after the expansion. A favorable result of the assessment process under the IAA involves issuance of a decision statement by the federal Minister of Environment and Climate Change.
The federal environmental assessment of the NAL project was governed by the predecessor statute, the Canadian Environmental Assessment Act (1992). The impact study of the initial NAL project was submitted to the Agency in February 2013. The Agency issued a study report in February 2018, presenting the Agency requirements for atmospheric environment, water quality, fish and fish habitats, bird, bird habitats, as well as traditional land and resources use. The federal authorization process for the NAL project was completed in July 2018 with the decision by Fisheries and Oceans Canada confirming that in its opinion the project is not likely to cause significant adverse environmental effects.
The Moblan Lithium project and the Authier Lithium project, as currently designed, are exempt from the federal impact assessment under the IAA, since the mine ore production capacity of each of them is less than 5,000 t/day.
In addition to complying with the impact assessment requirements, a proponent of a mining project must manage mine effluents before their release into the environment in compliance with the Metal and Diamond Mining Effluent Regulations (SOR/2002-222) and the pollution prevention provisions of the Fisheries Act (RSC 1985, c F-14) (the “Fisheries Act”). Both these acts apply to Elevra’s Canadian operations irrespective of whether they are subject to the IAA impact assessment procedures.
For instance, the Fisheries Act prohibits work, undertaking or activity that results in the harmful alteration, disruption or destruction of fish habitat, unless authorized by the Minister of Fisheries and Oceans. Such an authorization was issued for the NAL project in December 2022 and modified in 2025.
Other federal laws and regulations apply at certain stages of Elevra’s Canadian operations, including requirements relating to the protection of certain migratory birds and wildlife species at risk.

JBNQA
The JBNQA was signed in 1975 as the first modern indigenous land claim agreement and treaty in Canada and has constitutional protection under section 35 of the Constitution Act, 1982. The JBNQA covers numerous matters, including land regime, local and regional government, health and education, justice and police, environmental and social protection, hunting, fishing and trapping rights and community and economic development. Section 5 of the JBNQA sets out a specific land regime applicable to the territory and Section 22 of the JBNQA provides for a specific environmental and social protection regime in relation to development activities on the territory of the JBNQA below the 55th parallel, including mining development projects.
The JBNQA land regime provides for Category I, Category II and Category III lands. Below the 55th parallel:
•
Category I lands are reserved for the exclusive use of the Cree. They may be used for residential, community, commercial, industrial, residential or other purposes. In addition, the Cree have an exclusive right to hunting, fishing and trapping;

•	Category II lands are lands where the Cree have exclusive rights of hunting, fishing and trapping; and

•
Category III lands represent all lands in the JBNQA territory not included in Category I and Category II lands. General access to Category III lands is in accordance with provincial legislation and regulations concerning public lands. Exclusive rights or privileges are not granted to the Cree regarding Category III, but the Cree are nevertheless granted non-exclusive rights to pursue certain harvesting activities (hunting, fishing and trapping) year-round.

The Moblan Lithium project is located on Category III lands.
The specific environmental and social protection regime set out in Section 22 of the JBNQA provides for an assessment and review procedure which is further detailed below.
Provincial
The Québec Ministry of the Environment, the Fight against Climate Change, Wildlife and Parks (formerly known as the Ministry of Environment and the Fight against Climate Change) (“MELCCFP”) is the Québec government department responsible for protecting the environment, ensuring the conservation and enhancement of biodiversity and playing a key role in the climate transition from a sustainable perspective in order to contribute to the priority issues of Québec society.
The Environment Quality Act (CQLR, c Q-2) (“EQA”) establishes the provincial environmental authorization framework. Mining projects not subject to JBNQA may be subject to the environmental impact assessment and review procedure (the “EIA Procedure”) provided for in section 31.1 and following of the EQA. The procedure involves filing of a project notice and preparation of the environmental impact assessment statement and its review by the Environmental Public Hearings Office (BAPE), following which the project may be authorized by the Government of Québec and subsequently by the MELCCFP.
The initial MELCCFP authorization for the NAL project was obtained in 2011, at which time it was not subject to the environmental impact assessment under EQA, since NAL’s authorized ore processing capacity was below then in effect threshold of 7,000 t/day. While this threshold has since then been revised down, no EIA Procedure will be required for NAL under the EQA, unless its area is expanded to more than 50% of the authorized area or other project modifications triggers such procedure.
In February 2023, the MELCCFP decided to subject the Authier project to the EIA Procedure further to Elevra’s request to that effect. This procedure remains ongoing.
The Moblan Lithium project is located within the territory governed by the JBNQA and is therefore subject to Section 22 of the JBNQA. Title II of the EQA sets out the provisions that apply to the Nord-du-Québec region and is intended to implement the provincial jurisdiction aspects of Section 22 of the JBNQA with regards to the environmental and social impact assessment and review process. Further to a project notice, the impact assessment statement, developed in accordance with guidelines set out by the Environmental and Social Impact Evaluating Committee (“COMEV”), is submitted to the Environmental and Social Impact Review Committee (“COMEX”). The COMEV and the COMEX are independent bodies composed of members appointed by the Federal government, the Québec government and the Cree Nation Government. The COMEX oversees the assessment and review process. Once the assessment and review process are complete, the COMEX will provide the MELCCFP with a recommendation as to whether or not the MELCCFP’s Deputy Minister, as JBNQA Administrator, should issue the approval for the Moblan Lithium project to proceed. The proponent must also obtain other provincial permits and authorizations, including those required under the EQA.

The Québec Mining Act (CQLR, c M-13.1) requires the holder of an exclusive exploration right (formerly a mining claim) to obtain a mining lease before mineral substances are mined. The application for the mining lease is to be submitted to the Ministry of Natural Resources and Forests (known as the Ministère des Ressources naturelles et des Forêts) (“MRNF”). The mining lease cannot be granted before certain regulatory conditions are met, including the rehabilitation and restoration plan having been approved by the MRNF, and the authorizations required under section 154 of the EQA having been issued. The proponent must furnish a financial guarantee to the Québec government covering the anticipated cost for carrying out the rehabilitation and restoration work and for the follow-up to the work, as determined in the plan. The financial guarantee must be furnished in a form prescribed by regulation and must be paid in three installments: the first payment must be made within 90 days of receiving the plan’s approval and each subsequent payment must be made on the anniversary of the plan’s approval. The first payment represents 50% of the total amount of the guarantee, and the second and third payments represent 25% each. The rehabilitation and restoration plan must be updated every five years or more often in certain circumstances.
Sandpits and quarries located outside the mining lease boundaries are also subjected to mining rights such as a non-exclusive lease to mine surface mineral substances and an exclusive lease to mine surface mineral substances. The sandpits and quarries may also be subject to the assessment and review process set out above.
Australia
Elevra’s Australian operations are subject to a broad range of laws and regulations imposed by local and federal governments and regulatory bodies as applicable to companies engaged in business in Australia. Tax regulations in Australia are governed by federal laws, such as income tax and goods and services tax, and are administered by the Australian Taxation Office. Additionally, there are also some state-specific regulations for projects located in Western Australia, including labor laws, occupational health and safety laws, payroll taxes, mining laws, including state mining royalties (payable on product extracted and sold) and environmental laws administered by different government departments. For Elevra’s Australian projects, specific laws and regulations apply both from Australian federal government as well as the state government of Western Australia. In Australia, the government owns the land and rights to extract minerals from the land and allows parties to apply for tenure to explore or mine the land. Elevra (directly or through joint ventures) has obtained the right to mining tenure from the government of Western Australia to conduct its exploration and mining operations in Australia. The Mining Act 1978 (WA) (“Mining Act of WA”) and the associated Mining Regulations 1981 (WA) govern exploration and mining on land in Western Australia. Mining tenements under the Mining Act of WA include mining leases (which grant a right to conduct mining operations in the areas covered by such concessions, subject to compliance with certain expenditure, environmental and other specified conditions), exploration licenses (which allow companies to explore for mineral resources on the land covered for a specified period, and to subsequently apply for a corresponding mining lease), miscellaneous licenses and general purpose leases, (both of which are for ancillary mining activities such as above ground infrastructure and ground water extraction, among others). The grant of a mining tenement under the Mining Act of WA and the conditions imposed are at the discretion of the Minister for Mines and Petroleum. A right to explore usually carries the obligation of spending a specified amount of money on exploration or undertaking particular exploration activities. The grant of a mining tenement under the Mining Act of WA and the conditions imposed are at the discretion of the Minister for Mines and Petroleum. A right to explore usually carries the obligation of spending a specified amount of money on exploration or undertaking particular exploration activities.
Elevra’s operations are subject to both state and federal environmental laws and regulations, which can involve obtaining environmental approvals and licenses in order to carry out exploration and mining operations. The Environment Protection and Biodiversity Conservation Act 1999 (Cth) (the “EPBC Act”) is the Australian Federal Government’s central piece of environmental legislation. It provides a legal framework to protect and manage nationally and internationally important flora, fauna, ecological communities, and heritage places. Under the EPBC Act new projects may require federal government assessment and approval if it has, will have or is likely to have a significant impact on ‘matters of national environmental significance’. The Australian Government’s Department of Climate Change, Energy, the Environment and Water manages the referral and assessment process under the EPBC Act.
On a state level, Elevra is subject to the Environmental Protection Act 1986 (WA) (“EPA (WA)”). Under the EPA (WA), Elevra is obliged to prevent, control and abate pollution and environmental harm and ensure the conservation and protection (as applicable) of the land subject to Elevra’s tenure. If a proposal is likely to have a significant impact on the environment it should be referred to the Western Australia Environmental Protection Authority to determine whether an environmental assessment is required. The Western Australia Department of Mines, Industry Regulation and Safety (DEMIRS) ensures the responsible development of Western Australia’s mineral, petroleum, and geothermal resources. The Western Australia Department of Water and Environmental Regulation (DWER) is responsible for regulating environmental compliance and implementation of best practice environmental management in accordance with the obligations imposed by the EPA (WA).

An update to the Western Australia Health & Safety requirements has resulted in the Work Health and Safety Act 2020 (WA), Work Health and Safety (General) Regulations 2022 (WA) and the Work Health and Safety (Mines) Regulations 2022 (WA) (collectively, “WHS Act”). The WHS Act updates the old Mines Safety and Inspection Act 1994 (WA) and corresponding regulations and imposes health and safety duties on persons conducting a business or undertaking (“PCBUs”), officers, workers and other persons. Specifically, under the WHS Act, PCBUs have a primary duty of care to ensure the health and safety of workers while they are at work (this also includes statutory positions such as site senior executives and exploration managers). Further, a major change in the work health and safety legislation is the requirement for operating companies to have a mine safety management system that provides a comprehensive and integrated system for the management of all aspects of risks to health and safety in relation to the operation of the mine.
In Australia there have been a number of changes to Federal employment laws with more on the horizon. These include amendments to the Fair Work Act 2009 (Cth) and Sex Discrimination Act (Cth) through the “Closing Loopholes” reforms and “Respect@Work” changes.
Relevant “Closing Loopholes” changes include (i) strengthening protections against discrimination for employees who have experienced or are subject to family and domestic violence, including by introducing “subjection to family and domestic violence” as a protected attribute (ii) “same job same pay” changes that provide employees (or their representatives) with the ability to apply for a “regulated labour hire arrangement order” to require a labour-hire provider to pay its employees a “protected rate of pay” that is no less than they would be paid under the host employer’s enterprise agreement, (iii) new criminal offenses for intentional wage and superannuation theft (including large fines and imprisonment), (iv) increased rights and entitlements of workplace delegates rights of “reasonable” access to the workplace to conduct duties as workplace delegates and to paid time off during normal working hours to undertake training in relation to their role as workplace delegate, (v) and changes to how casual employees, employees and contractors are characterized following new definitions of these terms.
In addition, as part of the “Closing Loopholes” changes, employees in Australia now have a positive “right to disconnect,” which allows employees the right to refuse to monitor, read or respond to contact, or attempted contact, from an employer or third party outside employees’ usual working hours (unless it is unreasonable to do so). Whether the refusal to monitor, read or respond to contact is unreasonable will depend on a range of circumstances specific to the working relationship (including the employee’s seniority, work responsibilities, compensation and the level of disruption imposed by the contact).
The “Respect@Work” changes introduced a positive duty on employers or PCBUs to take reasonable and proportionate measures, to eliminate, as far as possible, certain discriminatory conduct that is already made unlawful under the Sex Discrimination Act 1984 (Cth) (i) workplace sexual harassment, sex discrimination and sex-based harassment; (ii) conducts that amount to subjecting a person to a hostile workplace environment on the ground of sex; and (iii) certain acts of victimization. There is a particular focus on this issue in the Western Australia mining industry in light of the state government’s “Enough is Enough: Sexual harassment against women in the FIFO mining industry” report released in June 2022.
The Aboriginal Heritage Act 1972 (WA) (“AH Act”), the Native Title Act 1993 (Cth) (“NTA Act”) and the Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (Cth) (“ATSIHP Act”) govern obligations relating to Aboriginal heritage and native title when undertaking activities on Australian land. The AH Act protects and manages Aboriginal heritage by requiring approval for activities that may impact or cause harm to Aboriginal heritage (such as archaeological and ethnographic sites which are of significance to Aboriginal people), Aboriginal cultural heritage obligations exist independently to native title and apply in respect of all land in Australia (including areas where native title has been extinguished). The NTA Act provides a procedure under which native titles claims may be made in the Federal Court of Australia and regulates all actions, including the grant of mining tenements, which affect native title rights. Under the ATSIHPA Act, an Aboriginal person or group of Aboriginal people may make an application to the Federal Minister for Environment seeking a declaration for the preservation or protection of a specific significant Aboriginal area from injury or desecration. Following an assessment of the application, the Federal Minister for Environment will then determine whether to issue the declaration. It is an offence to contravene the terms of a declaration. Before undertaking activities on land in Western Australia, Elevra is required to check for Aboriginal heritage. Under the AH Act, if an Aboriginal heritage site is identified, there is a regime for permits and approvals to disturb or destroy Aboriginal heritage sites. Under section 18 of the AH Act, the Federal Minister for Environment can consent to a party with tenure (over the land where Aboriginal heritage has been identified) impacting on Aboriginal sites, i.e. by undertaking mining activities.
United States
Elevra’s U.S. operations are subject to a broad range of laws and regulations overseen and enforced by multiple U.S. federal, state, and local authorities as well as foreign jurisdictions. These applicable laws govern exploration, development, production, exports, various taxes, labor standards, occupational and mine health and safety, waste disposal, protection and remediation of the environment, protection of endangered and protected species, and other matters. Various permits from government bodies are required for drilling, mining, or manufacturing operations to be undertaken, and Elevra cannot be assured such permits will be received. Environmental laws and regulations may also, in addition to other requirements;
•	require notice to stakeholders of proposed and ongoing exploration, drilling, environmental studies, mining, or production activities;

•	require the installation of pollution control equipment;

•
restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with exploration, drilling, mining, lithium hydroxide manufacturing, or other production activities;

•
limit or prohibit drilling, mining, lithium manufacturing or other production activities on lands located within wetlands, areas inhabited by endangered species and other protected areas, or otherwise restrict or prohibit activities that could impact the environment, including water resources;

•	impose substantial liabilities for pollution resulting from current or former operations on or for any preexisting environmental impacts from Elevra’s projects;

•	require significant reclamation obligations in the future as a result of Elevra’s mining and chemical operations; and

•	require preparation of an environmental assessment or an environmental impact statement.

Compliance with environmental laws and regulations may impose substantial costs on Elevra, subject it to significant potential liabilities, and have an adverse effect on its capital expenditures, results of operations, and competitive position. Violations and liabilities with respect to these laws and regulations could result in significant administrative, civil, and criminal penalties, remedial clean-ups, natural resource damages, permit modifications and/or revocations, operational interruptions and/or shutdowns, and other liabilities, as well as reputational harm, including damage to Elevra’s relationships with customers, suppliers, investors, governments and other stakeholders. The costs of remedying such conditions may be significant, and remediation obligations could adversely affect Elevra’s business, results of operations, and financial condition. Federal, state, and local legislative bodies and agencies frequently revise environmental laws and regulations, and any changes in these regulations, or the interpretations thereof, could require Elevra to expend significant resources to comply with new laws or regulations or changes to current requirements and could have a material adverse effect on Elevra’s business operations. As of the date of this annual report, other than with respect to the permitting activities of Carolina Lithium, Elevra has not been required to spend material amounts on compliance regarding environmental regulations in the U.S.
The material environmental, health, and safety laws and regulations that Elevra must, or may in the future be required to, comply with include, among others, the following U.S. federal laws and regulations:
•	The National Environmental Protection Act (“NEPA”), which requires careful evaluation of the environmental impacts of mining and lithium manufacturing operations that require federal approvals;

•	The Clean Air Act and its amendments, which govern air emissions;

•	The Clean Water Act (“CWA”), which governs discharges to and excavations within the waters of the U.S.;

•	The Resource Conservation and Recovery Act (“RCRA”), which governs the management of solid waste;

•
The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), which imposes liability where hazardous substances have been released into the environment (commonly known as Superfund); and

•
The Federal Mine Safety and Health Act, which established the primary safety and health standards regarding working conditions of employees engaged in mining, related operations, and preparation and milling of the minerals extracted, as well as the Occupation Safety and Health Act, which regulates the protection of the health and safety of workers in lithium manufacturing operations.

Elevra’s operations will also be subject to state environmental laws and regulations, including but not limited to, laws and regulations related to the reclamation of mined lands, which may require reclamation bonds to be acquired prior to the commencement of mining operations and may require substantial financial guarantees to cover the cost of future reclamation activities.
NEPA
NEPA requires federal agencies to evaluate major agency actions having the potential to significantly impact the environment. The NEPA process involves public input through comments, which can alter the nature of a proposed project either by limiting the scope of the project or requiring resource-specific mitigation. NEPA decisions can be appealed through the court system by process participants. This process may result in delaying the permitting and development of projects or increase the costs of permitting and developing some facilities.

Air Emissions
The federal Clean Air Act and comparable state laws restrict the emission of air pollutants from numerous sources through the issuance of permits and the imposition of other requirements. Major sources of air pollutants are subject to more stringent, federally imposed permitting requirements. Air pollution regulations may require Elevra to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain air permits, and comply with stringent permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay Elevra’s operations, and it may be required to incur capital expenditures for air pollution control equipment or other air emissions related obligations. Administrative enforcement actions for failure to strictly comply with air pollution regulations or permits are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require Elevra to forego construction, modification, or operation of certain air emission sources.
Clean Water Act
The CWA imposes restrictions and strict controls regarding the pollution of protected waters, including mineral processing wastes, into waters of the U.S., a term broadly defined to include, among other things, certain wetlands. Permits must be obtained to discharge pollutants into federal waters. The CWA provides for civil, criminal, and administrative penalties for unauthorized discharges, both routine and accidental, of pollutants. It imposes substantial potential liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal, and administrative penalties, and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters. In addition, the U.S. Environmental Protection Agency (“EPA”) has promulgated regulations that require permits to discharge storm water runoff, including discharges associated with construction activities. In the event of an unauthorized discharge of waste, we may be liable for penalties and costs.
Pursuant to these laws and regulations, Elevra may also be required to develop and implement spill prevention, control, and countermeasure plans in connection with on-site storage of significant quantities of oil. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. The CWA also prohibits the discharge of fill materials to regulated waters, including wetlands, without a permit from the U.S. Army Corps of Engineers.
In May 2015, the EPA issued a final rule that attempted to clarify the federal jurisdictional reach over waters of the U.S. The EPA repealed this rule in September 2019 and replaced it in April 2020 with the Navigable Water Protection Rule, which narrowed federal jurisdictional reach relative to the 2015 rule. The repeal and replacement of the 2015 rule is currently subject to litigation, and the scope of the jurisdictional reach of the CWA may, therefore, remain uncertain for several years, with a patchwork of legal guidelines applicable to various states potentially developing. Elevra could incur increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas to the extent they are required.
Solid and Hazardous Waste
RCRA, and comparable state statutes, affect Elevra’s operations by imposing regulations on the generation, transportation, treatment, storage, disposal, and cleanup of hazardous wastes and on the disposal of non-hazardous wastes. Under the auspices of the EPA, individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements.
In addition, CERCLA can impose joint and several liability without regard to fault or legality of conduct on classes of persons who are statutorily responsible for the release of a hazardous substance into the environment. These persons can include the current and former owners, lessees, or operators of a site where a release occurs, and anyone who disposes or arranges for the disposal of a hazardous substance. Under CERCLA, such persons may be subject to strict, joint, and several liability for the entire cost of cleaning up hazardous substances that have been released into the environment and for other costs, including response costs, alternative water supplies, damage to natural resources and for the costs of certain health studies. Moreover, it is not uncommon for neighboring landowners, workers, and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the indoor or outdoor environment. Each state also has environmental cleanup laws analogous to CERCLA. Hazardous wastes may have been previously handled, disposed of, or released on or under properties currently or formerly owned or leased by Elevra or on or under other locations to which it sent waste for disposal. These properties and any materials disposed or released on them may subject Elevra to liability under CERCLA, RCRA, and analogous state laws. Under such laws, Elevra could be required to remove or remediate disposed wastes or property contamination, contribute to remediation costs, and perform remedial activities to prevent future environmental harm.

Endangered Species Act
The federal Endangered Species Act restricts activities that may affect endangered and threatened species or their habitats. Some of Elevra’s operations may be located in areas that are designated as habitats for endangered or threatened species. A critical habitat designation could result in further material restrictions to federal and private land use and could delay or prohibit land access or development. The U.S. Fish and Wildlife Service continues its effort to make listing decisions and critical habitat designations where necessary. To date, the Endangered Species Act has not had a significant impact on Elevra’s operations. However, the designation of previously unprotected species as being endangered or threatened could cause Elevra to incur additional costs or become subject to operating restrictions in areas where the species are known to exist.
Permits
Obtaining and renewing governmental permits is complex and time-consuming processes and involves numerous jurisdictions, public hearings, and possibly costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables not within Elevra’s control, including the interpretation of permit approval requirements administered by the applicable permitting authority. Elevra may not be able to obtain or renew permits that are necessary for its planned operations, or the cost and time required to obtain or renew such permits may exceed its expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development and/or operation of Elevra’s projects.
Carolina Lithium
In November 2019, Piedmont was granted a CWA Section 404 Standard Individual Permit from the U.S. Army Corps of Engineers for its integrated Carolina Lithium project. Piedmont received an updated preliminary jurisdictional determination in March 2022 based on an updated footprint of the integrated site.
In July 2022, Piedmont received an updated CWA Section 401 Individual Water Quality Certificate from the NCDEQ Division of Water Resources for its Carolina Lithium project.
In August 2021, Piedmont submitted a mining permit application to the NCDEQ’s DEMLR. Since the submission, Piedmont has responded to a series of additional information requests made by DEMLR. In March 2024, Piedmont responded to the last round of DEMLR additional information requests which resulted in Piedmont’s application being approved with the final permit received in May 2024.
In September 2021, the Gaston County Board of Commissioners updated its Unified Development Ordinance which, in part, defines operational requirements for new mines and quarries in the county and provides the parameters for the requisite conditional district zoning.
Piedmont holds a Synthetic Minor Construction and Operation Permit issued by the NCDEQ’s Division of Air Quality for its property in Kings Mountain, North Carolina. In June 2022, Piedmont submitted an application to modify the active air permit to incorporate the use of Metso’s pressure leach technology; however, in March 2024, Piedmont withdrew the modification application and continues to hold the air permit in its original form. In September 2025, Piedmont sold this property given its not strategic for the development of the Carolina Lithium project, and is currently in the process of rescinding the permit.
In January 2022, Piedmont submitted a determination request to NCDEQ’s Division of Air Quality in connection with Carolina Lithium. In March 2022, Piedmont received a response to this request informing it that Carolina Lithium would require a Title V Permit. In August 2022, Piedmont submitted our Title V Permit application, which was deemed complete in February 2023 and is subject to ongoing review.
Piedmont previously worked with the NCDEQ Division of Water Resources on a National Pollutant Discharge Elimination System permit for the site; however, the Company pivoted toward pursuit of North Carolina General Stormwater permits instead. As a result, Piedmont withdrew its National Pollutant Discharge Elimination System permit applications and submitted applications required to obtain North Carolina General Stormwater permits for both the conversion plant as well as the mine and concentrator operations. Piedmont received the North Carolina General Stormwater permits for both operations in October 2025.
Exploration and evaluation activities for the Carolina Lithium project included drilling, which was authorized under a general stormwater permit initially approved in 2017 by the NCDEQ and updated in April 2019, October 2019, and June 2021. The Company has reclamation obligations under this permit requiring us to reclaim all disturbed drill pads and temporary roads to the approximate original contours, including the seeding of grass and straw to stabilize any disturbances. Generally, the Company is required to affect such reclamation within 14 days following drilling. The Company has concluded all reclamation obligations and has begun the process of working with the Stormwater Section of the Division of Energy, Minerals and Land Resources to formally close all open general stormwater permits covering these activities.

The Company may be required to obtain additional permits and approvals for Carolina Lithium, including but not limited to, a municipal wastewater permit by the City of Gastonia Wastewater Treatment, a road abandonment approved by the NCDOT and Gaston County under North Carolina General Statute 136-63, an encroachment permit for an at-grade rail crossing issued by the NCDOT, various driveway permits issued by the NCDOT, a Gaston County Watershed Permit approved by the Gaston County Planning Department, various building permits approved by the Gaston County Planning Department, explosives permits approved by the U.S. Bureau of Alcohol, Tobacco, and Firearms, and hazardous chemical permits issued by Gaston County Fire Officials.
Ghana
Control of minerals and mining companies
The Constitution of Ghana as well as the Ghana Mining Act provide that all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of reconnaissance, prospecting, recovery and associated land usage being granted under license or lease. The grant of a mining lease by the LNR Minister upon the advice of the Minerals Commission is subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by the Parliament of Ghana. The LNR Minister has the power to object to a person becoming or remaining a controller of a company which has been granted a mining lease if the LNR Minister believes, on reasonable grounds, that the public interest would be prejudiced by the person concerned becoming, or remaining, a controller. In October 2025, Piedmont submitted to the LNR Minister its application to become a controller of Atlantic Lithium Ghana, which application remains under review. If the LNR Minister does not object to the application within two months, Piedmont will be permitted to obtain its 22.5% equity interest in Atlantic Lithium Ghana within one year.
The mining lease for the Ewoyaa Lithium project was executed in October 2023 and submitted to ratification by the Parliament of Ghana. Due to changes in the Lithium price environment, Atlantic Lithium has engaged relevant stakeholders in Ghana, including government representatives, to seek fiscal terms of the mining lease that reflect the current lithium pricing environment. In July 2025, the Cabinet of Ghana authorized renegotiation of the mining lease, with the renegotiated terms of the mining lease to be then presented for review by the Cabinet of Ghana and thereafter for ratification by the Parliament of Ghana.
Environmental laws relating to mining
Mining companies are required, under the Ghana Mining Act, Environmental Assessment Regulations, 1999 (L.I. 1652), Environmental Protection (Mining in Forest Reserves) Regulations, 2022 (L.I. 2462) and Water Use Regulations, 2001 (L.I. 1692), to obtain all necessary approvals from the Ghana EPA and, in appropriate cases, the Water Resources Commission, the Forestry Commission and/or the Minerals Commission before undertaking mining operations. This includes undergoing an environmental impact assessment process and, following the issuance of the environmental permit, periodically preparing (i) environmental management plans, which include details of the anticipated impacts of mining operations on the environment and local communities, as well as a comprehensive plan and timetable for actions to mitigate and remediate any such adverse effects of the mining operations, and (ii) annual environmental reports in respect of their businesses, for submission to the Ghana EPA. The Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) also require mining operations to obtain certain permits from the Inspectorate Division of the Minerals Commission for the operation of mines.
The Ghana EPA issued the environmental permit for the Ewoyaa Lithium project in September 2024. A Water Use Permit for the Project was also obtained from the Water Resources Commission. In October 2024, the Ewoyaa Lithium project received a Mining Operating Permit from the Minerals Commission.

4.C. Organizational Structure
The following is a summary of the Company’s significant subsidiaries as of September 30, 2025.
Subsidiaries of the Company	Jurisdiction	Ownership
Sayona East Kimberley Pty Ltd	Queensland, Australia	100%
Sayona International Pty Ltd	Queensland, Australia	100%
Sayona Lithium Pty Ltd	Queensland, Australia	100%
9474-9454 Québec Inc.	Québec, Canada	100%
Sayona Inc.	Québec, Canada	100%
Sayona North Inc.	Québec, Canada	100%
Sayona Québec Inc.	Québec, Canada	100%
North American Lithium Inc.	Québec, Canada	100% of common equity*
Piedmont Lithium Inc.	Delaware	100%
Piedmont Lithium Carolinas, Inc.	North Carolina	100%
Piedmont Lithium Cayman Inc.	Cayman Islands	100%
Piedmont Lithium Finland Holdings, LLC	Delaware	100%
Piedmont Lithium Finland Oy	Finland	100%
Lasec Exploration Canada Inc.	Ontario, Canada	100%
Piedmont Lithium International Canada BC ULC	British Columbia, Canada	100%
Piedmont Lithium Newfoundland Holdings, LLC	Delaware	100%
Piedmont Lithium PTY LTD	Western Australia, Australia	100%
Piedmont Lithium Quebec Holdings, LLC	Delaware	100%
Piedmont Lithium Ghana Holdings, LLC	Delaware	100%
PLNC Holdings, LLC	Delaware	100%
PLNC Land, LLC	Delaware	100%
PLTN Holdings, LLC	Delaware	100%
PLTN Land, LLC	Delaware	100%
PLTN Real Estate, LLC	Delaware	100%
Piedmont Lithium International US, LLC	Delaware	100%

*	Investissement Québec owns 20,000,000 preferred, non-participating Class B shares in the capital of North American Lithium Inc.

4.D. Property, Plant and Equipment
Since the Merger occurred after the end of the reporting period, information with respect to Elevra’s material properties as of June 30, 2025 refers only to Elevra’s material properties prior to the Merger and does not include the information with respect to Piedmont.
Mineral Reserves and Resources
Set forth below is information regarding our mineral properties, which has been prepared pursuant to requirements of subpart 1300 of Regulation S-K (“Subpart 1300”). As used in this section entitled “Mineral Reserves and Resources,” the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” “inferred mineral resource,” “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are defined and used in accordance with Subpart 1300. Under Subpart 1300, the disclosure of mineral resources must be based on an initial assessment prepared by a qualified person (“QP”) and the disclosure of mineral reserves must be based on a preliminary feasibility study or feasibility study prepared by a QP. The reporting of mineral reserves under Subpart 1300 requires, among other things, the QP’s determination that any identified mineral resources can be the basis of an economically viable project.
Except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources are estimates based on limited geological evidence and sampling and have a degree of uncertainty as to their existence that is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Estimates of inferred mineral resources may not be converted to a mineral reserve. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Therefore, it cannot be assumed that all or any part of an inferred mineral resource exists, that it can be the basis of an economically viable project, that it will ever be upgraded to a higher category, or that all or any part of the inferred mineral resources will ever be converted into mineral reserves.
As an ASX-listed company, Elevra makes public disclosures in accordance with the Joint Ore Reserves Committee code (the “JORC Code”). While these sets of reporting standards and Subpart 1300 have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, they embody different approaches and definitions and their requirements differ in many circumstances. As a result, the calculation of mineral resources and reserves may differ for purposes of the JORC Code and the reporting standards of Subpart 1300. The mineral resources and reserves that Elevra is required to publicly report under the JORC Code are not part of this annual report and should not be considered a current estimate of Elevra’s resources and reserves under Subpart 1300 or other SEC rules.
Overview
The figure below presents the locations of Elevra’s material properties, as of June 30, 2025. The Authier Lithium project is a mineral property in the development phase. The North American Lithium project is an operating traditional open pit mine currently in the production phase. The Moblan Lithium project is a mineral property in the development phase.

Moblan
Chibougamau
Matagami
Kapuskasing
Smooth Rock Falls
Cochrane
Lebel-sur-Quévillon
Baie-Comeau
Timmins
Authier
NAL
Rouyn-Noranda
Saguenay
Rimouski
Rivière-du-Loup
La Malbaie
Temiskaming Shores
Edmundston
Sudbury
Quebec City
Trois-Rivières
Montreal
Ottawa
Sherbrooke
MAINE

Additionally, the figures below present the locations of Elevra’s other 21 early stage and exploration mineral projects located in Québec, Canada and Western Australia, as of June 30, 2025. Due to the early stage of exploration, no operational permits have been obtained for these projects and decisions have not been made regarding the processing plant designs.

Lac Albert
Troilus
Kapuskasing
Smooth Rock Falls
Cochrane
Matagami
Chibougamau
Lebel-sur-Quévillon
Baie-Comeau
Timmins
Vallee
Rouyn-Noranda
Saguenay
Rimouski
Tansim
Temiskaming Shores
Pontiac
Rivière-du-Loup
La Malbaie
Edmundston
Sudbury
Quebec City
Trois-Rivières
Ottawa
Montreal
Sherbrooke
MAINE
Eighty Mile Beach
Port Hedland
Karratha
Marble Bar
Onslow
Telfer
Exmouth
Cape Range National Park
Tom Price
Paraburdoo
Newman
Coral Bay
Carnarvon
Peak Hill
Kumarina
Meekatharra
Wiluna
WESTERN AUSTRALIA
Geraldton
Mt Edon West
Mt Edon
Leonora
Laverton
Beadell
Plumridge Lakes
Kalgoorlie - Boulder
Forrest
Nullarbor
Yalata
Eucla
Madura
Mundrabilla
Joondalup
Perth
SOUTH
Port
Strelley
Strelley West
Mac Well
Deep Well
Tabba Tabba
Red Rock
Indee
Tabba Tabba East
Mallina
Mt Dove
Friendly Creek
West Wodgina

The table below discloses, as of June 30, 2025, Elevra’s relevant mineral properties. Elevra classifies its mineral properties into three categories: “Production Properties,” “Development Properties,” and “Exploration Properties.” Production Properties are properties with material extraction of mineral reserves. Development Properties are properties that have mineral reserves disclosed but no material extraction. Exploration Properties are properties that have no mineral reserves disclosed. Elevra currently categorizes the NAL project, the Authier Lithium deposit and the Moblan Lithium project as material individual properties under Subpart 1300 and provides additional details accordingly under “Material Individual Properties.”

Location	Ownership (%)	Deposit Name	Mineral/ Extraction Type	Operator	Property	Stage
Canada, Québec	75%	North American Lithium(1)	Lithium/Hard rock	Sayona Québec	North American Lithium	Production
Canada, Québec	75%	Authier Lithium(2)	Lithium/Hard rock	Sayona Québec	Authier Lithium	Development
Canada, Québec	60%	Moblan Lithium(3)	Lithium/Hard rock	Elevra	Moblan	Development
Canada, Québec	75%	Tansim Lithium(4)	Lithium/Hard rock	Sayona Québec	Canadian Lithium Deposits	Exploration
Canada, Québec	100%	Lac Albert Lithium(5)	Lithium/Hard rock	Elevra	Canadian Lithium Deposits	Exploration
Canada, Québec	100%	Troilus Claims(6)	Lithium/Hard rock	Elevra	Canadian Lithium Deposits	Exploration
Canada, Québec	100%	Pontiac Claims(7)	Lithium/Hard rock	Sayona Québec	Canadian Lithium Deposits	Exploration
Canada, Québec	18.75%	Vallée Lithium Project(8)	Lithium/Hard rock	Sayona Québec	Canadian Lithium Deposits	Exploration
Australia, Western Australia	49%	Mallina Lithium(9)	Lithium/Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	Mac Well(9)	Lithium & Gold/ Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	Strelley(9)	Lithium & Gold/ Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	Strelley West(9)	Lithium & Gold/ Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	Tabba Tabba East(9)	Lithium & Gold/ Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	West Wodgina(9)	Lithium & Gold/ Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	39%	Mt Edon(9)	Lithium/Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	Mt Edon West(9)	Lithium/Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	100%	Mt Dove(10)	Lithium & Gold/ Hard rock	Elevra	Australian Gold and Lithium	Exploration
Australia, Western Australia	100%	Deep Well(10)	Lithium & Gold/ Hard rock	Elevra	Australian Gold and Lithium	Exploration
Australia, Western Australia	100%	Mount Satirist(10)	Lithium & Gold/ Hard rock	Elevra	Australian Gold and Lithium	Exploration
Australia, Western Australia	100%	Station Peak(10)	Lithium & Gold/ Hard rock	Elevra	Australian Gold and Lithium	Exploration
Australia, Western Australia	100%	Tabba Tabba(10)	Lithium/Hard rock	Elevra	Australian Lithium	Exploration

Location	Ownership (%)	Deposit Name	Mineral/ Extraction Type	Operator	Property	Stage
Australia, Western Australia	100%	Red Rock(10)	Lithium & Gold/ Hard rock	Elevra	Australian Gold and Lithium	Exploration
Australia, Western Australia	100%	Friendly Creek(10)	Lithium & Gold/ Hard rock	Elevra	Australian Gold and Lithium	Exploration

(1)
As of June 30, 2025, prior to the completion of the Merger, Elevra held 75% ownership in the North American Lithium operation which is currently in production. For additional details regarding the NAL project, see “Material Individual Properties.”

(2)
As of June 30, 2025, prior to the completion of the Merger, Elevra held 75% ownership in the Authier Lithium deposit, which is located approximately 29 km south-west of the NAL project and is currently in development phase. For additional details regarding the Authier Lithium deposit, see “Material Individual Properties.”

(3)
As of June 30, 2025, prior to the completion of the Merger, Elevra held 60% ownership in the Moblan Lithium project, which is currently in development phase. For additional details regarding the Moblan Lithium project, see “Material Individual Properties.”

(4)
The Tansim Lithium deposit is situated 51 miles (80 km) south-west of the Authier Lithium project. The deposit comprises 186 mineral claims spanning 10,751 hectares and is prospective for lithium, tantalum, and beryllium. As of June 30, 2025, Elevra owned 75% of the Tansim property through its subsidiary Sayona Québec.

(5)
The Lac Albert Lithium comprises 121 claims 3.5 km west of the Moblan Lithium project and covers 6,592 ha (65.92 km2). As of June 30, 2025, these claims are held 100% by Elevra through its subsidiary Sayona North Inc.

(6)
The Troilus Claims are located adjacent to Elevra’s Moblan Lithium project and extend over a large portion of the Frotêt-Evans Greenstone Belt. The Troilus Claim comprises 1,824 claims covering 985 square kilometres. As of June 30, 2025, these claims were held 100% by Elevra.

(7)
The Pontiac Claims are located in the Abitibi-Témiscamingue hub in close proximity to the Tansim Lithium project. The Pontiac Claims consist of 1,284 claims covering 73,535 hectares. As of June 30, 2025, these claims were held 100% by Elevra.

(8)
The Vallée Lithium project comprises 48 claims covering approximately 1,997 hectares, with 20 claims located within 500 m of the NAL mine boundary. In November 2022, the NAL project acquired those 20 claims outright, which span approximately 775 hectares. Such claims allow for potential future infrastructure expansion at the NAL mine and its processing facility. In December 2023, the NAL project earned its initial 25% stake in the remaining 28 claims, and has the right to earn up to a 51% stake in total. As of June 30, 2025, Elevra owned a 18.75% interest in the Vallée Lithium project.

(9)
As of June 30, 2025, Elevra held a 49% equity stake in the Morella Lithium Joint Venture, which comprises lithium rights to six tenements in the Pilbara covering 426 sq km and two tenements in South Murchison covering 48 sq km. Morella Corporation Limited is the manager of the joint venture. The West Wodgina Project is located 100 km south of Port Hedland and 8 km west of the Wodgina Lithium Operation.

(10)
As of June 30, 2025, Elevra held a 100% stake in the five exploration tenements: Deep Well (E47/3829), Tabba Tabba (E45/2364), Red Rock (E45/4716), Mt Dove (E47/3950) and Friendly Creek (E47/3802) which cover a total of 256 sq km. Elevra also owns the Station Peak and Mount Satirist tenement applications which cover a total area of 90 sq km. The Tabba Tabba project is located north of the Pilgangoora lithium mining area, in a region of historic tin and tantalum mining. The Deep Well project spans 71 sq km to the west of Port Hedland. The Mt Dove project is the closest Elevra lease to De Grey’s Hemi project, located 10 km south-west of the Falcon prospect and 12 km south-west of the Brolga prospect. It is within 5 km of the greater Hemi project area, a 15 km trend which includes Hemi and adjacent intrusions.

As of June 30, 2025, Elevra has one material property in production. The aggregate annual production from Elevra’s mineral properties for Elevra’s three most recent fiscal years is shown in the table below. The amounts represent Elevra’s attributable portions based on ownership percentages noted above and are shown in metric tonnes:
	Aggregate Annual Production (metric tonnes) Fiscal Year Ended June 30,
	2025	2024	2023
Spodumene Concentrate (Li2O)(1)
North American Lithium(2)	153,644	116,867	24,840

(1)	Lithium production shown as spodumene concentrate at approximately 5.4% Li2O.

(2)
Elevra owned 75% of the NAL project prior to the completion of the Merger. Accordingly, the table shows 75% of the NAL project’s total production and reflects Elevra’s ownership prior to the completion of the Merger.

The following table provides a summary of Elevra’s mineral resources, exclusive of reserves, as of June 30, 2025. The below mineral resource amounts are rounded and shown in millions of metric tonnes. Where applicable, the amounts represent Elevra’s attributable portion based on the ownership percentages noted above. Additional information regarding mineral resources for each material property is included in the “Material Individual Properties” section below, as well as in the technical report summaries filed as exhibits hereto.

	Measured Mineral Resources		Indicated Mineral Resources		Measured and Indicated Mineral Resources		Inferred Mineral Resources
	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)
Lithium – Hard Rock
North America
NAL(1)(3)	0.5	1.00%	4.9	1.15%	5.5	1.14%	24.5	1.23%
Authier Lithium(1)(3)	0.2	0.80%	2.4	0.98%	2.6	0.96%	4.8	0.98%
Moblan Lithium(2)(3)	0.0	0.00%	9.2	0.84%	9.2	0.84%	12.6	1.02%
Total(4)(5)	0.7	0.95%	16.5	0.95%	17.2	0.95%	42.1	1.14%

(1)
As of June 30, 2025, prior to the completion of the Merger, Elevra owned 75% of the NAL project and the Authier Lithium project through the Sayona Québec joint venture. Elevra is therefore reporting 75% of the NAL project’s and the Authier Lithium project’s mineral resources.

(2)
As of June 30, 2025, Elevra owned 60% of the Moblan Lithium project through a joint venture with Investissement Québec. Elevra is therefore reporting 60% of the Moblan Lithium project’s mineral resources.

(3)	Resources indicated for the NAL operations, the Authier Lithium project and the Moblan Lithium project are exclusive of mineral reserves.

(4)	The point of reference for all Mineral Resources (measured and indicated) is in situ.

(5)	Resource estimates are based on the following price values:

a.	NAL operations - US$1,273 per 5.4% Li2O concentrate tonne,

b.	Moblan Lithium project - US$1,273 per 6.0% Li2O concentrate tonne, and

c.	Authier Lithium project - US$977 per 6.0% Li2O concentrate tonne.

The following table provides a summary of Elevra’s mineral reserves as of June 30, 2025. The below mineral reserve amounts are rounded and shown in millions of metric tonnes. The amounts represent Elevra’s attributable portion based on ownership percentages noted above. Additional information regarding mineral reserves for each material property is included in the “Material Individual Properties” section below, as well as in the technical report summaries filed as exhibits hereto.
	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)
Lithium – Hard Rock
North America
NAL(1)	0.1	0.87%	14.0	1.07%	14.1	1.07%
Authier Lithium(1)	4.7	0.93%	3.8	1.00%	8.5	0.96%
Moblan Lithium(2)	0.0	0.00%	20.7	1.36%	20.7	1.36%
Total(3)(4)	4.8	0.93%	39.2	1.22%	44.0	1.19%
(1)
As of June 30, 2025, Elevra owned 75% of the NAL project and the Authier Lithium project through the Sayona Québec joint venture. Elevra is therefore reporting 75% of the NAL project’s and the Authier Lithium project’s mineral reserves.

(2)
As of June 30, 2025, Elevra owned 60% of the Moblan Lithium project through a joint venture with Investissement Québec. Elevra is therefore reporting 60% of the Moblan Lithium project’s mineral reserves.

(3)	Reserve estimates are based on the following sale price values:

a.	NAL operations - US$811 per 5.4% Li2O concentrate tonne,

b.	Moblan Lithium project - US$925 per 6.0% Li2O concentrate tonne, and

c.	Authier Lithium project - US$731 per 6.0% Li2O concentrate tonne.

(4)
The reference point for the NAL and Authier Mineral Reserves (proved and probable) is the NAL crusher feed. The reference point for the Moblan Mineral Reserves (proved and probable) is the Moblan crusher feed.

Material Individual Properties
Authier Lithium project
Mineral resource and reserve estimates for our Authier Lithium project indicated in this annual report are based on a Technical Report Summary dated February 18, 2025 and attached hereto as Exhibit 15.15 (the “Authier TRS”). The mineral resources and reserves information presented below as of June 30, 2025 is based on such Technical Report Summary. The relevant QPs have determined that all material assumptions and information relating to the disclosure of the mineral resources and reserves, including material assumptions relating to all modifying factors, price estimates and technical information in the Authier TRS remain current in all respects as of June 30, 2025. Accordingly, the information below, including the mineral resources and reserve estimates, reflect Elevra’s ownership in the Authier Lithium project, and does not reflect the effects of the Merger with Piedmont.
Overview

The Authier Lithium project is a joint venture between Sayona Québec Inc, a wholly owned subsidiary of Elevra that holds a 75% stake in the Authier Lithium project, and Piedmont, which holds a 25% stake in the Authier Lithium project. The property is located in the Abitibi-Témiscamingue Region of the Province of Québec, Canada, approximately 45 km northwest of the city of Val-d’Or and 15 km north of the nearest of town of Rivière-Héva.
The property is accessible by a high-quality, rural road network connecting to the main highway, Route 109, situated a few kilometers east, which links Rivière-Héva to Amos. Route 109 connects at Rivière-Héva to Highway 117, a provincial highway that links Val-d’Or and Rouyn-Noranda (the two regional centers of the Abitibi-Témiscamingue region), to Montréal, which is the closest major city, almost 470 km to the southeast.
The property consists of a contiguous group of 24 mineral claims covering 884 hectares. The property is in the development phase. The property will be operated as a traditional open pit mine, with waste and ore drilled and blasted prior to excavation by shovels or excavators. Waste will be placed in waste rock storage facility located to the northwest of the pit, whilst ore will be temporarily stockpiled at the Authier Lithium property before being hauled to the NAL operation for processing. The NAL concentrator facility was re-started in March 2023, with first spodumene concentrate sold in August 2023.

The Authier Lithium property is 29 km west of the NAL operations in a straight line, as shown below.

The lithium mineralization observed at the Authier Lithium project is mainly spodumene within two main pegmatite intrusive dykes. The largest spodumene-bearing pegmatite is principally defined by one single continuous intrusion, or dyke, that contains local rafts, or xenoliths, of the amphibolitic host rock. The main pegmatite outcrops in a small, 50 m by 20 m, area at the central-eastern sector that orients east-west and is mostly covered by up to 10 m of overburden. Based on the information gathered from the drilling, the pegmatite intrusion is more than 1,100 m in length and can be up to 60 m thick. The intrusion is generally oriented east-west, dips to the north at angles ranging between 35” and 50” and reaches depths of up to 270 m below surface in drilling to date.
A second, smaller spodumene-bearing pegmatite, not visible from the surface, was intersected at shallow levels, between 15 m and 22 m downhole depth, approximately 400 m north of the main pegmatite. Follow-up drilling in early 2017 and 2018 outlined this new body, the Authier North pegmatite, which has a strike extension of 500 m east-west, 7 m average width, gently dipping 15 degrees to the north. The Authier North pegmatite appears at shallow levels, 15 m to 25 m vertical depth, and is open in all directions.
The book value of the property at June 30, 2025 is AU$12.2M.
Permits and Encumbrances
In accordance with Québec’s Mining Act and Environmental Quality Act, permits are required in order to build and operate a mine. A mining lease is required from the Ministère des Ressources naturelles et des Forêts (MRNF), formerly MERN. The application must be accompanied by, among other things, an approved closure and rehabilitation plan and a scoping and market study on processing in Québec. The delivery of the mining lease is conditional on obtaining the approbation of the closure plan. According to the Quality Environmental Act a certificate of authorization is also required for construction and operation of the mine. A public consultation must also be part of the legal obligation and should last at least two months and include public open doors in the municipality where the project is located.

From a Canadian federal perspective, no Environmental Impact Assessment (EIA) is required as long as none of the physical activities (SOR/2012-147) would trigger the federal process.
Exploration
Between 2010 and 2012 Glen Eagle, the previous tenement holder, completed approximately 8,990 meters of diamond drilling in 69 diamond drill holes of which 7,959 meters were drilled on the Authier Lithium deposit; 609 meters (five diamond drill holes) were drilled on the northwest; and 422 meters on the south-southwest of the property.
In October and November 2016 Sayona Québec completed approximately 3,967 m of diamond drilling in 18 diamond drill holes, all of which intersected high-grade spodumene mineralization, and in May 2017 Sayona Québec completed approximately 4,117 m of exploration drilling in 31 holes which helped to define the mineralization boundaries and lift the deposits into the resource categories in the Authier Lithium deposit. Thereafter Sayona Québec has completed additional exploratory drilling programs in 2018. All the holes completed by Sayona Québec have used standard diamond drill hole diameter size, using a standard tube and bit.
Operations, Accessibility and Infrastructure
The Authier Lithium property is located 45 km northwest of the city of Val-d’Or, making it readily accessible by the national highway and a high-quality rural road network. The Authier Lithium property is located in a modern mining precinct with several large contracting firms, mining services companies and consultancies operating out of offices at Val D’or, Amos or other surrounding townships.
The Authier Lithium deposit currently contains no infrastructure or mining facilities; however several items will be constructed as part of mining operations, including:
•	Run of mine (ROM) and loadout pad;

•	administrative building;

•	dry room;

•	lay down area for mining contractor equipment shop;

•	waste rock storage facility;

•	mine wastewater treatment plant;

•	site access roads;

•	mine hauling and service roads;

•	mine water management infrastructure;

•	electrical distribution facilities;

•	fuel and explosive storage; and

•	communication systems.

The proposed layout for the mine is shown in the following diagram.

Mineral Reserves and Resources
A summary of the mineral resources and reserves of the Authier Lithium project are set forth in the following tables. Employees of Optimal Mining Solutions and Measured Group, each a third-party firm comprising mining experts in accordance with Subpart 1300 of Regulation S-K, served as qualified persons and contributed to the preparation of the estimates of lithium mineral resources and reserves with an effective date of June 30, 2024. The relevant QPs have determined that all material assumptions and information relating to the disclosure of the mineral resources and reserves, including material assumptions relating to all modifying factors, price estimates and technical information in the Authier TRS remain current in all respects as of June 30, 2025. As a result, there was no material change in the mineral reserves as of June 30, 2025 as compared to June 30, 2024. No such persons are employees of Elevra, nor are any such third-party firms nor its employees affiliates of Elevra or another entity that has an ownership, royalty, or other interest in the Authier Lithium project. A copy of the Authier TRS is filed as Exhibit 15.15 to this annual report.
The mineral resource and reserve estimates are subject to a number of uncertainties, including future changes in product prices or the market trends underlying price estimates, production costs and/or other factors affecting differences in size and grade and recovery rates from those expected and changes in project parameters. Additional information about key assumptions and parameters relating to the lithium mineral resources and reserves at the Authier Lithium project is discussed in Sections 11 and 12, respectively, and key assumptions relating to the price estimates for mineral resources and reserves is discussed in Section 16.
A summary of the mineral resources for the Authier Lithium project, which is exclusive of mineral reserves, as of June 30, 2025 has been tabulated in the following table. These mineral resources are not mineral reserves and do not have demonstrated economic viability.
Authier Lithium mineral resource estimate, exclusive of mineral reserves, as at June 30, 2025
Authier(1) – Total Open Pit Constrained Mineral Resource Estimate(2)(4)(5)(6)(7)
Category	Tonnes (Mt)	Grades (%Li2O)	Cut-off Grade %Li2O	Met Recovery %
Measured	0.17	0.80%	0.55%	78%
Indicated	2.39	0.98%	0.55%	78%
Measured and Indicated	2.55	0.96%	0.55%	78%
Inferred(3)	4.76	0.98%	0.55%	78%

(1)	As of June 30, 2025, Elevra owned 75% of Authier Lithium through the Sayona Québec joint venture. Elevra is therefore reporting 75% of Authier Lithium mineral resources.

(2)
The estimate was calculated using a price of 977 USD/t 6% Li2O concentrate. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(3)
The Inferred Mineral Resource in this estimate has a lower level of confidence that applied to an Indicated Mineral Resource and is not converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

(4)	Numbers in the table might not add precisely due to rounding.

(5)	Bulk density of 2.71 t/m³ is used.

(6)	Only block centroids had to be inside the pit to be considered.

(7)
The Mineral Resource estimate has been assembled using the regulation S-K §229.1300 of the United States Securities and Exchange Commission (SEC). Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. Inferred Mineral Resources are exclusive of the Measured and Indicated Resources.

A summary of the mineral reserves for the Authier Lithium project as of June 30, 2025 has been tabulated in the following table. The mineral reserves have been classified according to the category of the underlying mineral resources and the status of the modifying factors. Probable mineral reserves are based upon indicated and measured mineral resources.
Authier Lithium mineral reserve statement at effective date of June 30, 2025
Authier Lithium Project(1) Ore Reserve Estimate (0.55% Li2O cut-off grade)(2)(3)(4)(5)(6)(7)(8)
Category	Tonnes (Mt)	Grades (%Li2O)	Cut-off Grade %Li2O	Met Recovery %
Proven Ore Reserves	4.7	0.93%	0.55%	73.6%
Probable Ore Reserves	3.8	1.00%	0.55%	73.6%
Total Ore Reserves	8.4	0.96%	0.55%	73.6%

(1)	As of June 30, 2025, Elevra owned 75% of Authier Lithium through the Sayona Québec joint venture. Elevra is therefore reporting 75% of Authier Lithium mineral reserves.

(2)	Mineral Reserves are measured as dry tonnes at the crusher above a diluted cut-off grade of 0.55% Li2O.

(3)
Mineral Reserves result from a positive pre-tax financial analysis based on an ore selling price of 120 CAD/t and an exchange rate of USD0.75:CAD1.00. The selected optimized pit shell is based on a revenue factor of 0.86 applied to a base case selling price of USD850/t of spodumene concentrate.

(4)	The reference point of the Mineral Reserves is the NAL crusher feed.

(5)
In-situ Mineral Resources are converted to Mineral Reserves based on pit optimization, pit design, mine scheduling and the application of modifying factors, all of which supports a positive LOM cash flow model. According to CIM Definition Standards on Mineral Resources and Reserves, Inferred Resources cannot be converted to Mineral Reserves.

(6)
The Mineral Reserves estimate for the Project have been developed under the supervision of Mr. Tony O’Connell, an employee of Optimal Mining Solutions Pty Ltd in the position of Principal Mining Consultant and Director and a Qualified Person as defined by regulation S-K §229.1300 of the United States Securities and Exchange Commission (SEC).

(7)	The Mineral Reserve estimate is valid as of June 30, 2025.

(8)	Totals may not add up due to rounding for significant figures.

Moblan Lithium project
Mineral resource and reserve estimates for our Moblan Lithium project indicated in this annual report are based on a Technical Report Summary dated December 16, 2024 and attached hereto as Exhibit 15.16 (the “Moblan TRS”). The mineral resources and reserves information presented below as of June 30, 2025 is based on such Technical Report Summary, except that it has been adjusted for subsequent depletion. The relevant QPs have determined that all material assumptions and information relating to the disclosure of the mineral resources and reserves, including material assumptions relating to all modifying factors, price estimates and technical information in the Moblan TRS remain current in all respects as of June 30, 2025.

Overview

The Moblan Lithium project is a joint venture in the Eeyou Istchee James Bay region of northern Québec between Sayona North Inc., a wholly owned subsidiary of Elevra that holds a 60% stake in the Moblan Lithium project, and Investissement Québec, which holds a 40% stake in the Moblan Lithium project. Investissement Québec acquired its 40% interest on December 31, 2023 from SOQUEM Inc.
The property is a greenfields deposit with no prior production undertaken at the site and, as a result, is a development stage property with no prior operating history. The deposit consists of 20 claims covering 433 hectares or 4.3 km2. The Moblan Lithium project is located 586 km north and 79 km west of Montreal Airport. Given the development stage nature of the property, the project has no operating infrastructure built to date.
Geology of the property is dominated by a large northeast-southwest trending gabbro, also referred to “mafic intrusive rocks.” Other rock units include lithium pegmatite dykes, mafic volcanic rocks, intermediate volcanic rocks, felsic volcanic rocks and metasedimentary rocks. At total of 75 discrete lithium pegmatite dykes have been identified by mapping and drilling within the property, these are mainly hosted within the gabbro unit.
Exploration programs have been undertaken periodically at the site, including the drilling and sampling of 366 holes (53,088m) and 13,830 raw Li2O assays. The June 2025 mineral resource and reserve estimates are based on a geological model containing data from 366 surface drill holes and 10 surface trenches.
The book value of the property at June 30, 2025 is AU$167.3M.
Permits and Encumbrances
JBNQA
The Moblan Lithium project is subject to the James Bay and Northern Quebec Agreement (“JBNQA”). The JBNQA governs the environmental and social protection regimes for the James Bay and Nunavik regions.
The JBNQA establishes three categories of lands and defines specific rights for each category. All of the Moblan Lithium project properties lie on Category III lands, which are public lands in the domain of the state. Category III lands are managed by The Eeyou Istchee James Bay Regional Government. As a result of the JBNQA categorization of the Moblan Lithium project properties as Category III Lands, the Cree Nation has exclusive trapping rights on these lands and certain non-exclusive hunting and fishing rights.

The Cree Nation also benefits from an environmental and social protection regime that includes, among other things, the obligation for proponents to carry out an Environmental and Social Impact Assessment for mining projects and the obligation to consult with First Nations communities. In addition, Elevra must inform and consult with the First Nation communities and trap line permit holders concerning any planned exploration work to minimize interference with traditional trapping, hunting and fishing activities. The Environmental and Social Impact Assessment is currently under preparation. The environmental baseline studies, including site inventories and characterization works for the physical, biological, and human environments, are also in progress. Once the ESIA is submitted to Quebec authorities, the Cree Nation Government will be involved in the approval process. The project is exempted from the Canadian federal environmental impact assessment procedure due to its size, although Canadian federal authorizations are required for the expected impacts on wetlands and watercourses.
As a result of the foregoing, the Moblan Lithium project has focused in 2024 on continuing exploration work and understanding better the limits of the orebody and as such suspended advancing environmental site work until boundaries are better understood, activities are expected to resume in 2025.
Lithium Royalty Corp.
Lithium Royalty Corp. (“LRC”) previously held a right to acquire the Moblan interest. LRC assigned such right to the Moblan Lithium project and, in exchange, Elevra agreed to encumber the Moblan Lithium project as follows:
•	Elevra granted LRC a Gross Overriding Revenue (“GOR”) royalty on the Moblan interest calculated as follows:

○	2.5% for the first 1 Mt of ore per annum produced from the Moblan Lithium project;

○	1.5% for any tonne of ore per annum produced from the Moblan Lithium project in excess of the first 1 Mt.

•
an offtake right to LRC with respect to the Moblan Lithium project for 10% of Elevra’s ownership participation in the Moblan Lithium project of the annual production over the life of mine, priced at a 5% discount to the prevailing market terms.

On December 31, 2023, SOQUEM transferred all Moblan Property claims to Investissement Québec. Investissement Québec is now a 40% partner in the Moblan Property according to the document entitled “Moblan joint venture agreement deed of assignment”, dated December 31, 2023 (SOQUEM Inc., 2023).
On October 15, 2021, 9450-5567 Quebec Inc., a wholly owned subsidiary of Elevra, entered into an offtake agreement with Lithium Royalty Corp. in respect of the Moblan Lithium project. The agreement commits 9450-5567 Quebec Inc. to sell to Lithium Royalty Corp. an amount of spodumene concentrate or lithium concentrate that is equal to 10% of 9450-5567 Quebec Inc.’s 60% interest in such concentrate produced from the Moblan Lithium project (relating to its 60% participating interest in the Moblan Lithium project). The term of the agreement relates to the life of mine of the Moblan Lithium project, and pricing is determined by a market-based mechanism.
Operations, Accessibility and Infrastructure
The project is still at the greenfield stage and has no operating infrastructure or facilities built to date. The Moblan Lithium project has access to low-cost, environmentally friendly hydroelectric power. Other infrastructure near the project includes:
•	Railway station at Chibougamau; and

•	161 kV electrical line from the existing Hydro-Quebec distribution network (No. 1625).

Some of the main infrastructure items that will need to be put in place prior to any production are as follows:
•
A switching station will need to be installed at the tap connection, and a new 161kV line will need to be built over a distance of approximately 42 km. A distribution substation will need to be installed on the Moblan site with two 161/25 kV, 20/27 MVA transformers. The project’s total power demand will be approximately 26.35 MW. A third-party partner will need to provide the main power line and construct and maintain the Moblan power line.

•
All access roads and buildings for the mining operation must be built, including explosives storage, assay laboratory, mine fuel depot and fuel distribution facilities, a processing plant, multi-service office buildings for personnel and operations, pump stations, water collection basins and a water treatment plant to manage the site runoff and process effluent.

•	Permanent and temporary accommodation complex to house a site population of 500 people during construction and 300 people during operation.

Mineral Reserves and Resources
A summary of the mineral resources and reserves of the Moblan Lithium project are set forth in the following tables. Employees of Optimal Mining, Measured Group, Wave International and Xenco Services, each a third-party firm comprising mining experts in accordance with Subpart 1300 of Regulation S-K, served as qualified persons and contributed to the preparation of the estimates of lithium mineral resources and reserves with an effective date of June 30, 2024. The relevant QPs have determined that all material assumptions and information relating to the disclosure of the mineral resources and reserves, including material assumptions relating to all modifying factors, price estimates and technical information in the Moblan TRS remain current in all respects as of June 30, 2025. As a result, there was no material change in the mineral reserves as of June 30, 2025 as compared to June 30, 2024. No such persons are employees of Elevra, nor are any such third-party firms nor its employees who prepared the technical report summary affiliates of Elevra or another entity that has an ownership, royalty, or other interest in the Moblan Lithium project. A copy of the technical report summary with respect to Moblan Lithium project, effective as of June 30, 2025, is filed as Exhibit 15.16 to this annual report.
The mineral resource and reserve estimates are subject to a number of uncertainties, including future changes in product prices or the market trends underlying price estimates, production costs and/or other factors affecting differences in size and grade and recovery rates from those expected and changes in project parameters. Additional information about key assumptions and parameters relating to the lithium mineral resources and reserves at the Moblan Lithium project is discussed in Sections 11 and 12, respectively, and key assumptions relating to the price estimates for mineral resources and reserves is discussed in Section 16,
A summary of the mineral resources of the Moblan Lithium project, which is exclusive of mineral reserves, as of June 30, 2025 has been tabulated in the table below. These mineral resources are not mineral reserves and do not have demonstrated economic viability.
Moblan mineral resource estimate, exclusive of mineral reserves, as at June 30, 2025
Moblan – Total Open Pit and Underground Constrained Mineral Resource Statement
Category	Amount in Tonnes (Mt)	Grade (%Li2O)	Cut-Off Grade %Li2O	Metallurgical Recovery %
Measured mineral resources	0.0	—	0.25%	75.0%
Indicated mineral resources	9.2	0.84%	0.25%	75.0%
Measured and Indicated mineral resources	9.2	0.84%	0.25%	75.0%
Inferred mineral resources	12.6	1.02%	0.25%	75.0%

•
As of June 30, 2025, Elevra owned 60% of the Moblan Lithium project through a joint venture with Investissement Québec. Elevra is therefore reporting 60% of the Moblan Lithium project’s mineral resources. Seventy-five (75) lithium pegmatite dykes were modelled in Leapfrog™ 2022.1.1 using implicit modelling techniques. Dyke wireframes, used as geological resource solids, were modelled with a minimum thickness of 0.30m.

•	No assays were capped. Composites 1.0m long were generated using the grade of the adjacent material when assayed or a value of zero when not assayed.

•
The mineral resources were estimated using Leapfrog™ 2022.1.1 using hard boundaries on composited assays. The ordinary kriging method was used to interpolate a sub-blocked model (parent block size = 5m x 5m x 5 m).

•
The measured category was assigned to blocks estimated with a minimum of three (3) drill holes in areas where the minimum distance from a drill hole is less than 15m. The indicated category was assigned to blocks estimated with a minimum of three (3) drill holes in areas where the minimum distance from a drill hole is less than 30m. The inferred category was assigned to blocks estimated with a minimum of three (3) drill holes in areas where the minimum distance from a drill hole is less than 50m.

•
Pegmatite densities (grams per cubic centimetre) were estimated using a regression function for specific gravity (“SG”) based on lithium grades: SG = 0.0623644* Li2O % +2.61928. Other host rocks were given fixed density values of 3.04 g/cm3 for gabbro, 3.00 g/cm3 for volcanics, 2.70 g/cm3 for metasediments, and 2.70 g/cm3 for rhyolite.

•
The RPEEE requirement is satisfied by using reasonable cut-off grades for an open pit extraction scenario and constraining pit shells (Whittle optimization). The estimate is reported at a cut-off grade of 0.25% Li2O. The estimate was calculated using a price of 1,273 USD/t 6% Li2O concentrate, a USD/CAD exchange rate of 1.32, recovery of 75%, mining cost of 5.50 $/t mined, transport cost of 157.90 $/t concentrate, G&A cost of 12.35 $/t, tailings management cost of 0.80 $/t processed, and processing cost of 35.00 $/t. The cut-off grade takes into account a royalty of 2%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

•	The number of tonnes has been rounded to the nearest thousand. Any discrepancy in the totals is due to rounding effects.

A summary of the mineral reserves of the Moblan Lithium project as of June 30, 2025 has been tabulated in the table below. The mineral reserves have been classified according to the category of the underlying mineral resources and the status of the modifying factors. Probable mineral reserves are based upon indicated and measured mineral resources. The confidence level in the modifying factors (mid-term planning, planned dilution and dilution %Fe2O3 grade) is not considered sufficient to classify any of the measured mineral resources as proven mineral reserves.
Moblan mineral reserves estimate, as at June 30, 2025
Category	Tonnage (mt)	Grade (%Li2O)
Proven	0.0	0.00
Probable	20.7	1.36
Total	20.7	1.36

•
As of June 30, 2025, Elevra owned 60% of the Moblan Lithium project through a joint venture with Investissement Québec. Elevra is therefore reporting 60% of the Moblan Lithium project’s mineral reserves. Mineral reserves are measured as dry tonnes at the crusher above a diluted cut-off grade of 0.60% Li2O.

•
Mineral reserves result from a positive pre-tax financial analysis based on a 6.0% Li2O spodumene concentrate, a selling price varying from 1,700 US$/t to 1,050 US$/t with a LOM average of 1,170 US$/t, and a CAD/USD exchange rate of 0.75.

•	The selected pit shell is based on a revenue factor of 0.50 which achieves a sale price of US$925 per tonne of 6.0% spodumene concentrate.

•	The reference point of the mineral reserves estimate is the Moblan crusher feed.

•
In-situ mineral resources are converted to mineral reserves based on a pit optimization assessment, pit design, mine scheduling and the application of modifying factors, all of which support a positive LOM cash flow model. All inferred and Unclassified mineral resources have been converted to waste.

•	The overall ROM strip ratio (total waste to ore) is 2.3:1.

•
To ensure a final product that will be marketable, all ore blocks containing more than 2.80% Fe2O3 have been converted to waste and thereby excluded from the mineral reserves estimate. The average Fe2O3 grade for the LOM is 1.03%.

•	There are no proven mineral reserves.

•	Totals may not sum due to rounding

NAL project
Mineral resource and reserve estimates for our NAL project indicated in this annual report are based on a Technical Report Summary dated December 9, 2024 and attached hereto as Exhibit 15.17 (the “NAL TRS”). The mineral resources and reserves information presented below as of June 30, 2025 is based on such Technical Report Summary, except that it has been adjusted for subsequent depletion. The relevant QPs have determined that all material assumptions and information relating to the disclosure of the mineral resources and reserves, including material assumptions relating to all modifying factors, price estimates and technical information in the NAL TRS remain current in all respects as of June 30, 2025.  Accordingly, the information below, including the mineral resources and reserve estimates, reflect Elevra’s ownership in the NAL project, and does not reflect the effects of the Merger with Piedmont.

Overview

Hudson Bay
NEWFOUNDLAND
QUEBEC
ONTARIO
NAL
NB
MAINE
Montreal
Ottawa
VT

The NAL project is a joint venture in the La Corne Township of southern Québec between Sayona Québec, Inc., a wholly owned subsidiary of Elevra that holds a 75% stake in the NAL project, and Piedmont, which holds a 25% stake in the NAL project. Previously, Canada Lithium Corp. owned and operated the property and the property was operated from late 2012 until September 2014, when it faced commissioning issues and mounting commercial and financial difficulties. The plant was placed on care and maintenance in November 2014 and remained so until July 2016, when it was acquired by NAL. NAL operated from 2017 to 2019 but was put on care and maintenance in March 2019 due to poor market conditions. Thereafter Elevra and Piedmont formed the NAL project joint venture and acquired the NAL mine and concentrator in La Corne, Québec, in August 2021. The NAL concentrator facility was re-started in March 2023, with first spodumene concentrate sold in August 2023.

The property is in the production phase and is operated as a traditional open pit mine, with waste and ore drilled and blasted prior to excavation by shovels or excavators. The property consists of a contiguous group of 42 mineral titles (41 claims, 1 mining lease), covering 1,493 hectares. The mining lease was granted to Quebec Lithium Corp. on 29 May 2012. The mining lease has an initial term of 20 years, expiring on May 28th, 2032. The site is approximately 550 km north of Montréal and is serviced by road, rail, and air. In addition to the open pit hard rock mine, the property contains mineral processing and lithium carbonate production facilities plus on-site mining infrastructure such as offices, workshops, warehouses, security facilities, etc.

The NAL processing facilities will also be used to process ore from the nearby Authier deposit, which is in the development phase with no prior production undertaken and has the same ownership structure as NAL (i.e., 75% owned by Elevra). For more information on the Authier Lithium project, please see the section of this annual report entitled “—Authier Lithium project.”

The properties owned by NAL contain more than 49 spodumene-bearing pegmatite dykes, which are mainly hosted within granodiorite and mafic volcanic rocks. The mineralized system extends more than 2 km in the NW-SE direction with a width of 800m and remains largely open at depth. Individual spodumene-bearing pegmatite dykes are relatively continuous where exposed over long distances and across several benches in NAL pit. Spodumene-bearing pegmatite dykes vary in width from tens of centimeters, up to 90m and are interpreted to extend for several hundred metres in length. Most of the dykes greater than 3m in width are spodumene-bearing.

The book value of the property at June 30, 2025 is AU$233.4M.

Permits and Encumbrances

The NAL project is operational and all steps for obtaining the necessary permits from federal and provincial regulatory authorities have been completed to accommodate operations. Existing permits that have been obtained include permits for:

•	Open pit mine;

•	Spodumene concentrate mill;

•	Lithium carbonate refinery;

•	Tailings management area no. 1;

•	Process water pond;

•	Industrial wastewater treatment plant;

•	Waste rock dump no. 2;

•	Waste rock dump no. 3;

•	Overburden dump no. 1;

•	Overburden dump no. 2;

Submissions for additional authorizations have also been sent to the relevant agencies for new infrastructure which will be required in the short and medium term.

Strong planning of long-term development authorization is in progress to ensure continuous operation while site expansion, including the following permits:

•	Waste rock dump no. 3, including modification to water management and access road; and

•	Extension of waste rock dump no. 2.

These permits are expected to be obtained in 2024. Storage on authorized waste dumps will be carried out until obtainment of new waste dump permit.

The permitting process is ongoing or is about to begin for additional components or modification of existing authorization, including:

•	Tailings management area no. 1 (increase storage capacity, expected in 2025);

•	Pit extension approval within mining lease (expected in 2025);

•	Tailings management area no. 2 (not required before the end of 2027 and final approval is expected in 2027); and

•	Low-grade pile, new water basin (final approval expected in 2027).

Operations, Accessibility and Infrastructure

The NAL property is located 60 km to the north of the city of Val-d’Or and 35 km to the southeast of the city of Amos, making it readily accessible by the national highway and a high-quality rural road network. The NAL property is located in a modern mining precinct with several large contracting firms, mining services companies and consultancies operating out of offices at Val D’or, Amos or other surrounding townships. All mining haul roads, dig faces and dump faces are well maintained with industry-standard equipment such as dozers, graders, water carts and grit trucks.

Current site infrastructure includes:

•	Open pit;

•	Processing plant and ore pad;

•	Waste rock and overburden storage areas;

•	Conventional tailings pond;

•	Administration facility, including offices and personnel changing area (dry);

•	Workshop, tire change, warehouse, and storage areas;

•	Fuel, lube, and oil storage facility;

•
Reticulated services, including power, lighting and communications, raw water and clean water for fire protection, process water and potable water, potable water treatment plant, sewage collection, treatment, and disposal;

•	Crushed ore dome;

•	Access roads; and

•	Water management infrastructures.

Proposed new site infrastructure includes:

•	Expansion of the open pit;

•	Additional tailings management facilities (including dry-stacked tailings area and tailings filter plant);

•	Additional waste stockpile area; and

•	Relocation of the fuel, lube, and oil storage facility.

Recent modifications to the plant include:

•	Modifications to the dump pocket and installation of an apron feeder ahead of the primary crusher;

•	addition of an optical sorter in parallel to the existing secondary sorter;

•	The installation of two additional stack sizer screens;

•	The addition of a low-intensity magnetic separator (LIMS) prior to wet high-intensity magnetic separation (WHIMS);

•	The addition of a second WHIMS in series with the existing unit prior to flotation;

•	Upgrading the existing high-density/intensity conditioning tank;

•	Installing a higher capacity spodumene concentrate filter; and

•	The addition of a crushed ore storage dome to increase ore retention capacity, which will feed the rod mill feed conveyor during periods of crushing circuit maintenance.

Mineral Reserves and Resources

A summary of the mineral resources and reserves of the NAL project are set forth in the following tables. Employees of Optimal Mining, Measured Group, Wave International and Xenco Services, each a third-party firm comprising mining experts in accordance with Subpart 1300 of Regulation S-K, served as qualified persons and contributed to the preparation of the estimates of lithium mineral resources and reserves with an effective date of June 30, 2025. The relevant QPs have determined that all material assumptions and information relating to the disclosure of the mineral resources and reserves, including material assumptions relating to all modifying factors, price estimates and technical information in the NAL TRS remain current in all respects as of June 30, 2025. As a result, there was no material change in the mineral reserves as of June 30, 2025 as compared to June 30, 2024. No such persons are employees of Elevra, nor are any such third-party firms nor its employees who prepared the technical report summary affiliates of Elevra or another entity that has an ownership, royalty, or other interest in the NAL project. A copy of the technical report summary with respect to the NAL project, effective as of June 30, 2025, is filed as Exhibit 15.17 to this annual report.

The mineral resource and reserve estimates are subject to a number of uncertainties, including future changes in product prices or the market trends underlying price estimates, production costs and/or other factors affecting differences in size and grade and recovery rates from those expected and changes in project parameters. Additional information about key assumptions and parameters relating to the lithium mineral resources and reserves at the NAL project is discussed in Sections 11 and 12, respectively, and key assumptions relating to the price estimates for mineral resources and reserves is discussed in Section 16.

A summary of the mineral resources of the NAL project, which is exclusive of mineral reserves, as of June 30, 2025 has been tabulated in the table below. These mineral resources are not mineral reserves and do not have demonstrated economic viability.

NAL mineral resource estimate, exclusive of mineral reserves, as at June 30, 2025

NAL – Total Open Pit and Underground Constrained Mineral Resource Statement

Category	Tonnes (Mt)	Grade (%Li2O)	Cut-Off Grade %Li2O	Met Recovery %
Measured	0.5	1.00%	0.60%	73.6%
Indicated	4.9	1.15%	0.60%	73.6%
Measured and Indicated	5.5	1.14%	0.60%	73.6%
Inferred	24.5	1.23%	0.60%	73.6%
•
As of June 30, 2025, Elevra owned 75% of NAL through the Sayona Québec joint venture. Elevra is therefore reporting 75% of NAL mineral resources. The quantity and grade of reported inferred resources are uncertain in nature and there has been insufficient exploration to define these resources as indicated or measured; however, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

•
Resources are presented undiluted, pit constrained and within stope shapes, and are considered to have reasonable prospects for eventual economic extraction. Although the calculated cut-off grade is 0.15% Li2O for open pit, a cut-off grade of 0.60% Li2O was used for the mineral resource estimate due to processing limitations. The pit optimization was done using Deswik mining software. The constraining pit shell was developed using pit slopes of 46 to 53 degrees. The open-pit cut-off grade and pit optimization were calculated using the following parameters (amongst others): 5.40% Li2O concentrate price = $1,273 USD per tonne; CAD:USD exchange rate = 1.32; Hard Rock and Overburden Mining cost = $5.12/t mined; Mill Recovery of 73.6%; Processing cost = $23.44/t processed; G&A = $6.00/t processed; Transportation cost = $118.39/t conc; Tailing Management Cost = $2.86/t processed, and Water treatment $0.18/t processed. The cut-off grade for underground resources was calculated at 0.62% Li2O but rounded to 0.60% Li2O; it used identical costs and recoveries, except for mining costs being at $100/t. Cut-off grades will be re-evaluated in light of future prevailing market conditions and costs.

•
Prepared using Leapfrog Edge™ and is based on 247 surface drillholes. The Project database was validated before proceeding to the resource estimation. Grade model resource estimation was interpolated from drillhole data using OK and ID2 interpolation methods within blocks measuring 5m x 5m x 5m in size and subblocks of 1.25 m.

•	The model comprises 49 mineralized dykes (which have a minimum thickness of 2 m, with rare exceptions between 1.5m and 2m).

•	High-grade capping was done on the composited assay data. Capping grades was fixed at 2.3% Li2O. A value of zero grade was applied in cases where core was not assayed.

•
Fixed density values were established on a per unit basis, corresponding to the median of the specific gravity data of each unit ranging from 2.70 g/cm3 to 3.11 g/cm3. A fixed density of 2.00 t/m3 was assigned to the overburden.

•
The measured mineral resource is limited to 10m below the current exposed pit. The indicated mineral resource is defined for blocks that are informed by a minimum of two drillholes where drill spacing is less than 80 m. The inferred mineral resource is defined where drill spacing is less than 150 m. Where needed, some materials have been either upgraded or downgraded to avoid isolated blocks and spotted-dog effects.

•	The number of tonnes (metric) and contained Li2O tonnes were rounded to the nearest hundred thousand.

A summary of the mineral reserves of the NAL project as of June 30, 2025 has been tabulated in the table below. The mineral reserves have been classified according to the category of the underlying mineral resources and the status of the modifying factors. Probable mineral reserves are based upon indicated and measured mineral resources.

NAL mineral reserve statement at effective date of June 30, 2025
North American Lithium Project Mineral Reserve Estimate
Category	Tonnes (Mt)	Grades (%Li2O)	Cut-off Grade %Li2O	Met Recovery %
Proven Mineral Reserves	0.1	0.87%	0.60%	73.6%
Probable Mineral Reserves	14.0	1.07%	0.60%	73.6%
Total Mineral Reserves	14.1	1.07%	0.60%	73.6%

•
As of June 30, 2025, Elevra owned 75% of NAL through the Sayona Québec joint venture. Elevra is therefore reporting 75% of NAL mineral reserves. Mineral reserves are measured as dry tonnes at the crusher above a diluted cut-off grade of 0.60% Li2O.

•
Mineral reserves result from a positive pre-tax financial analysis based on a variable 5.4% to 5.82% Li2O spodumene concentrate average selling price of US$811/t and an exchange rate of 0.75 US$:1.00 C$. The selected optimized pit shell is based on a revenue factor of 0.6 applied to a base case selling price of US$1,352/tonne of concentrate (0.60 * $1,352 = $811).

•	Topographic surface as of June 30, 2025, was used to adjust from December 31, 2023.

•	The reference point of the mineral reserves estimate is the NAL crusher feed.

•
In-situ mineral resources are converted to mineral reserves based on pit optimization, pit design, mine scheduling and the application of modifying factors, all of which support a positive LOM cash flow model. According to SEC definitions on mineral resources and reserves, inferred resources cannot be converted to mineral reserves.

•	The waste and overburden to ore ratio (strip ratio) is 8.3.

•	Mineral reserves are valid as of June 30, 2025.

•	Totals may not add up due to the rounding of significant figures.

Brownfield Expansion

Elevra is progressing development work for a potential brownfield expansion at NAL with a view of delivering increased concentrate production and a reduction in the strip ratio and mining costs. On September 15, 2025, Elevra released a scoping study supporting the increase of annual nominal SC5.4 production to 315,000 dmt of spodumene concentrate per annum following ramp-up of the expansion, expected to be completed in 2030. The expansion is expected to include replacement of the existing crushing and ore sorting area with a new circuit capable of processing 6,800 tpd of ROM ore; addition of a second concentrator that, together with the existing concentrator, would enable a combined concentrator process rate of 6,500 tpd of feed; additional concentrate filters and replacement of the existing tails dewatering area with a new tailing thickener receiving tail streams from both the existing concentrator and the new concentrator, addition of a third wet high-intensity magnetic separator; and integration of concentrate storage facility into the existing plant building combining flows of the two concentrators.

Elevra estimates the overall capital expenditures for the expansion to be $270 million, of which $0.3 million was paid as of June 30, 2025. Elevra expects to finance the expansion from available cash and cash equivalents, cash flow from operations, the possible introduction of a strategic partner, government grant and incentives, potential equity or debt facilities, drawing on its prepayment facilities (to the extent of capacity thereunder), as well as possible alternative sources of funding, if necessary.

Internal Controls

The mineral reserve and resource estimates have been prepared individually for each significant property and in accordance with internal control procedures that have been designed specifically to ensure the accuracy and reliability of the estimates.

Internal controls applied for the estimation of the mineral reserves and resource estimates include exploration programs, sample preparation and analysis, geological data logging, metallurgical testing, geotechnical assessments, mine design and scheduling, and environmental and social regulatory requirements.

The quality assurance and control protocols over the assaying of drill hole samples are performed by commercial laboratories, such as AGAT Laboratories, SGS SA and ALS Global, who all hold Standards Council of Canada ISO/IEC 17025 accreditation. Quality assurance and quality control procedures include independent checks on samples by third-party laboratories, blind blank/standard insertion into sample streams and duplicate sampling. See additional details regarding the controls for each site in the technical summary reports filed as Exhibits 15.15 to 15.17 to this annual report.

Elevra recognizes the risks inherent in mineral resource and reserve estimates, such as the geological complexity and interpretation thereof, changes in operating approach and mine plan assumptions, uncontrolled rights for mineral or surface properties, macroeconomic conditions and new data, among others.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Since the Merger occurred after the end of the reporting period, information with respect to Elevra for the reporting period refers only to Elevra prior to the Merger and does not include the information of Piedmont (unless otherwise specifically noted).

The information in this Item 5 should be read in conjunction with the Elevra annual financial statements and the notes thereto included elsewhere in this annual report.

The Elevra annual financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The information relating to a discussion of the year ended June 30, 2024 compared to the year ended June 30, 2023, is set forth under the heading “Sayona Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Elevra’s final prospectus filed with the SEC on June 20, 2025, pursuant to Rule 424(b)(3), and is incorporated by reference.

5.A. Operating Results

The following is a discussion of Elevra’s results of operations for the fiscal years ended June 30, 2025 and 2024.

Revenue

Revenue was AU$223.4 million in the fiscal year ended June 30, 2025 as compared to AU$200.9 million during the fiscal year ended June 30, 2024, which is an increase of AU$22.5 million or 11% compared to the previous fiscal year. Elevra was able to generate revenue during the fiscal years ended June 30, 2025 and 2024 as a result of the sale of spodumene concentrate. Elevra operates internationally and is exposed to foreign currency risk arising from currency movements, primarily in respect of transactions and financial assets in Canadian dollars and United States dollars. No derivative financial instruments are employed to mitigate the exposed risks and, as such, Elevra’s revenue is subject to significant fluctuations as a result of changes in the foreign exchange rate between the Canadian, United States and Australian dollars.

Expenses

Elevra’s total expenses (excluding impairment and write downs for non-financial assets) for the fiscal year ended June 30, 2025 were AU$347.7 million, as opposed to AU$309.0 million for the fiscal year ended June 30, 2024, an increase of AU$38.7 million. The below table summarizes Elevra’s material line items for the expenses in the fiscal year ended June 30, 2025 as compared to June 30, 2024:
	Fiscal year ended June 30, 2025 AU$’000	Fiscal year ended June 30, 2024 AU$’000
Acquisition and transaction costs	—	441
Administration and corporate overheads	4,817	6,798
Changes in inventories of finished goods and work in progress	25,491	(32,623)
Depreciation and amortization expense	38,597	33,777
Employee benefits expense	43,133	46,501
External services	171,740	176,140
Impairment and write down of financial assets	548	8,134
Loss on disposal of financial assets	—	1,264
Net movement in inventories relating to net realizable value adjustments	4,200	10,437
Raw materials and consumables used	46,694	44,769
All other operating expenses	12,527	13,368
Total Expenses	347,747	309,006

Summarized below is a discussion of the material line items that contributed to Elevra’s total expenses.

Acquisition and transaction costs

Acquisition and transaction costs for the year ended June 30, 2025 were nil, as opposed to AU$0.4 million for the fiscal year ended June 30, 2024.

Administration and corporate overheads

Administration and corporate overheads reflects administrative, corporate and governance costs excluding costs for employee benefits. Administration and corporate overheads for the year ended June 30, 2025 was AU$4.8 million, as opposed to AU$6.8 million for the fiscal year ended June 30, 2024, which is a decrease of AU$2.0 million compared to the previous fiscal year. The main driver of this decrease was the reduction in travel and accommodation expenses, in addition to a reduction of marketing and public relations costs.

Changes in inventories of finished goods and work in progress

Changes in inventories of finished goods and work in progress reflect the net increase or decrease in the value of inventories for a particular period. Inventory values are capitalized from expenses, which comprise the cost of purchasing raw materials and the cost of production, including attributable overheads. Inventories are valued at the lower of cost and net realizable value. For the fiscal year ending June 30, 2025 Elevra has a net decrease of AU$25.5 million in inventories of finished goods and work in progress compared to a net increase of AU$32.6 million in the fiscal year ended June 30, 2024. The main driver of this net increase for the 2025 fiscal year was the consumption of higher cost inventory carried over from the NAL ramp up and the cycling of a prior year non-recurring benefit from capitalized development costs in the fiscal year ended June 30, 2023.

Depreciation and amortization expense
Depreciation and amortization expense reflects depreciation and amortization costs of tangible and intangible assets once installed and ready for use. Depreciation and amortization expense for the year ended June 30, 2025 was AU$38.6 million, as opposed to AU$33.8 million for the fiscal year ended June 30, 2024, an increase of AU$4.8 million compared to the previous fiscal year. The main driver of this increase in the 2025 fiscal year was the depreciation of capital expenditure incurred at NAL.

Employee benefits expense

Employee benefits expense reflects the cost of employees’ services which includes salaries, wages, non-monetary benefits and statutory entitlements. Employee benefits expense for the year ended June 30, 2025 was AU$43.1 million, as opposed to AU$46.5 million for the fiscal year ended June 30, 2024, a decrease of AU$3.4 million compared to the previous fiscal year. The main driver of this decrease in the 2025 fiscal year was due to savings in relation to wages for fewer corporate roles, which was partly offset by increases in operational roles at NAL.

External services

External services reflect the cost of contractors and consultants who provide external services to Elevra. External services for the year ended June 30, 2025 was AU$171.7 million, as opposed to AU$176.1 million for the fiscal year ended June 30, 2024, a decrease of AU$4.4 million compared to the previous fiscal year. The main driver of this decrease in the 2025 fiscal year was the reduction in costs for mining and mineral processing at NAL, partially offset by an increase in professional services related to the merger transaction.

Impairment and write down of financial assets

Impairment and write down of financial assets reflects the non-cash impairment or write down of assets which have previously been capitalized to the consolidated statement of financial position. Impairment and write down of financial assets for the year ended June 30, 2025 was AU$0.5 million, as opposed to AU$8.1 million for the fiscal year ended June 30, 2024, a decrease of AU$7.6 million compared to the previous fiscal year. The main drivers of the decrease relate to a non-recurring write down of deposits and an impairment of receivables in the previous fiscal year.

Net movement in inventories relating to net realizable value adjustments

Net movement in inventories relating to net realizable value adjustments reflects the write down of inventory to net realizable value, given inventories are valued at the lower of cost and net realizable value. Net movement in inventories relating to net realizable value adjustments for the year ended June 30, 2025 was AU$4.2 million, as opposed to AU$10.4 million for the fiscal year ended June 30, 2024, a decrease of AU$6.2 million compared to the previous fiscal year. The main driver of this decrease was the consumption of high-cost inventory in the fiscal year ended June 30, 2025, which created a reduction in both closing inventory quantities and inventory unit costs at the end of the period. This decrease was partially offset by declines in lithium pricing.

Raw materials and consumables used

Raw materials and consumables used reflects the cost of raw materials and consumable supplies utilized in the production process for spodumene concentrate. Raw materials and consumables used for the year ended June 30, 2025 was AU$46.7 million, as opposed to AU$44.8 million for the fiscal year ended June 30, 2024, an increase of AU$1.9 million compared to the previous fiscal year. The main driver of this increase in the 2025 fiscal year was the increased production of spodumene concentrate at NAL.

All other operating expenses

All other operating expenses reflect ancillary production related expenditure and other support costs, such as equipment hire and property costs. All other operating expenses for the year ended June 30, 2025 was AU$12.5 million, as opposed to AU$13.4 million for the fiscal year ended June 30, 2024, a decrease of AU$0.9 million compared to the previous fiscal year. The main driver of this decrease in the 2025 fiscal year was the reduction in insurance premiums related to NAL.

Impairment and write down of non-financial assets

Impairment and write down of financial assets reflects the non-cash impairment or write down of non-financial assets (including property, plant and equipment) which have previously been capitalized to the consolidated statement of financial position, and excludes impairment tests for goodwill. Impairment and write down of non-financial assets for the year ended June 30, 2025 was AU$271.3 million, as opposed to AU$17.1 million for the fiscal year ended June 30, 2024, an increase of AU$254.2 million compared to the previous fiscal year. This increase predominantly reflects impairment of the assets of NAL due to a decline in forecasted long-term lithium prices.

For more information, see “Critical Accounting Estimates” below in Section 5.E and note 14 “Impairment of Non-Financial Assets” in the Elevra annual financial statements.

Loss from operations

Elevra’s loss from operations was AU$384.3 million for the fiscal year ended June 30, 2025 as compared to AU$119.1 million for the fiscal year ended June 30, 2024. The increase in the loss from operations was primarily a result of operations and operating costs at North American Lithium as well as an impairment and write down of non-financial assets, partially offset by the increase in revenue from the sale of spodumene concentrate.

Net financial income

Elevra’s net financial expense was AU$0.4 million for the fiscal year ended June 30, 2025 as compared to net financial income of AU$3.6 million for the fiscal year ended June 30, 2024. The decrease in the net financial income was predominantly a result of a decrease in interest income on cash and cash equivalents (AU$4.3 million in the 2025 fiscal year compared to AU$7.7 million in the 2024 fiscal year) and increase in interest on preference shares (AU$3.7 million in the 2025 fiscal year compared to AU$1.2 million in the 2024 fiscal year).

Income tax benefit/expenses

Elevra’s income tax benefit was AU$3.0 million for the fiscal year ended June 30, 2025 as compared to the AU$3.6 million income tax expense for the fiscal year ended June 30, 2024.

Loss after income tax

Elevra’s loss after income tax was AU$381.7 million for the fiscal year ended June 30, 2025 as compared to AU$119.0 million for the fiscal year ended June 30, 2024. The increase in the loss after income tax was primarily driven by the increased impairment and write down of non-financial assets, partially offset by the increase in revenue from the sale of spodumene concentrate.

Revenue by Business Segment

The following is a discussion of Elevra’s revenue by segment for each of the fiscal years ended June 30, 2025 and June 30, 2024.

Australian Operations

Elevra’s Australian operations had no reportable revenue for the fiscal year ended June 30, 2025 or June 30, 2024.

Canadian Operations

Elevra’s Canadian operations had AU$223.4 million of revenue for the fiscal year ended June 30, 2025 compared to AU$200.9 million of revenue in the fiscal year ended June 30, 2024, which is an increase of AU$22.5 million or 11% compared to the previous fiscal year. Elevra was able to generate revenue during the fiscal years ended June 30, 2025 and 2024 as a result of the sale of spodumene concentrate. Elevra operates internationally and is exposed to foreign currency risk arising from currency movements, primarily in respect of transactions and financial assets in Canadian dollars and United States dollars. No derivative financial instruments are employed to mitigate the exposed risks and, as such, Elevra’s revenue is subject to significant fluctuations as a result of changes in the foreign exchange rate between the Canadian, United States and Australian dollars.

Corporate

Elevra’s Corporate segment had no reportable revenue for the fiscal years ended June 30, 2025 and June 30, 2024.

Off-Balance Sheet Arrangements

Elevra does not have any material off-balance sheet arrangements or similar unrecorded obligations as defined by the rules and regulations of the SEC.

Factors Affecting Operations

For a discussion of certain factors affecting Elevra’s operations, see Item 4.B “Business Overview” and Item 5.D “Trend Information.”

5.B. Liquidity and Capital Resources

The primary source of Elevra’s liquidity has been equity financing from issuances of Elevra ordinary shares, revenue from Elevra’s operations and proceeds from non-controlling interests. These funds were generally used to fund expenses for our operations and capital expenditures, including operational expenditure and capital expenditure at North American Lithium, exploration expenditure in Canada and Australia and corporate costs in Canada and Australia.

Cash and cash equivalents include cash on hand, deposits available on demand with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents as of June 30, 2025 was AU$72 million, AU$0.1 million of which was restricted by legal or contractual arrangements, including those amounts restricted to expenditure on eligible Canadian exploration expenses that qualify as flow through critical mineral mining expenditures as defined in the Income Tax Act (Canada).

Recent Equity Financings

November 2024 equity raise

On November 28, 2024, Elevra issued 1,250,000,000 Elevra ordinary shares at the issue price of AU$0.032 ($0.02 at the then-prevailing exchange rate) per Elevra ordinary share. The issuance resulted in the aggregate proceeds of AU$40 million ($27 million at the then-prevailing exchange rate) before costs.

Merger

On August 29, 2025, Elevra completed the Merger with Piedmont. As a result of the Merger, both Elevra’s liquidity needs and uses have increased on a consolidated basis.

Closing equity raise

On September 4, 2025, Elevra issued 2,156,250,000 Elevra ordinary shares at the issue price of AU$0.032 ($0.02 at the then prevailing exchange rate) per Elevra ordinary share to RCF. The closing equity raise generated proceeds of AU$69 million ($45.2 million at the then-prevailing exchange rate) before costs.

Simultaneously, Elevra issued to RCF 408,541,913 options (which, following the Elevra share consolidation, were converted into 2,723,613 options) to purchase Elevra ordinary shares pursuant to the RCF option deed, dated as of August 12, 2025. Elevra remains obligated to issue to RCF an additional 5,276,387 options (on a post-consolidation basis), subject to applicable regulatory approvals. The options that were issued and may be issued to RCF pursuant to the RCF option deed have an exercise price of AU$4.80 per option and expire on December 31, 2028.

Prepayment financings

On August 22, 2024 (effective as of June 21, 2024), Elevra and North American Lithium Inc., on the one hand, and an international trading company, on the other hand, entered into a contract note to provide spodumene concentrate from the North American Lithium project in Québec. Pursuant to such contract note, Elevra may borrow from the trading company up to $30 million based on the value of committed volumes of spodumene concentrate. Borrowings are credited against the outstanding balance at the time vessels complete loading, which provides additional borrowing availability. Interest is payable quarterly at the rate of SOFR plus 2.4%. As of September 30, 2025, Elevra had borrowed $29.9 million under the prepayment facility.

As a result of the Merger, Elevra’s and its subsidiaries’ liquidity sources were expanded to include a contract note previously entered into by Piedmont and an international trading company, pursuant to which Piedmont may borrow from the trading company up to $25 million based on the value of committed volumes of spodumene concentrate. Under Piedmont’s contract note, borrowings are based on future, committed volumes of spodumene concentrate, and interest is payable quarterly at the rate of SOFR plus 2.4%. As of September 30, 2025, Piedmont had borrowed $19.7 million under the prepayment facility.

Proceeds from non-controlling interests

For the fiscal years ended June 30, 2025 and 2024, respectively, Elevra received AU$10.4 million and AU$24.4 million of proceeds from non-controlling interests.

Cash Flow Activity

Net cash flows used in operating and investing activities, and net cash flows from financing activities, as reflected in the accompanying consolidated statement of cash flows for the fiscal years ended June 30, 2025 and 2024, are summarized in the following table:

	2025 AU$’000	2024 AU$’000	Change AU$’000
Net cash flows from (used in) operating activities	(14,791)	(62,178)	47,387
Net cash flows from (used in) investing activities	(49,627)	(114,039)	64,412
Net cash flows from (used in) financing activities	46,075	57,880	(11,805)
Net increase (decrease) in cash and cash equivalents	(18,343)	(118,337)	99,994
Cash and cash equivalents at the beginning of the financial year	90,624	211,119	(120,495)
Foreign exchange rate differences on cash and cash equivalents	9	(2,158)	2,167
Cash and cash equivalents at the end of the financial year	72,290	90,624	(18,334)

Operating Activities
Net cash used in operating activities for the fiscal year ended June 30, 2025 was AU$14.8 million as compared to AU$62.2 million during the fiscal year ended June 30, 2024, which is a decrease of AU$47.4 million or 76% compared to the previous fiscal year. The main driver of this decrease was the decrease in cash used in operations resulting from the receipt of customer prepayments against committed future sale of spodumene concentrate, as well as reduction in inventories over the twelve month period. This increase in net cash from operating activities was partially offset by non-recurring expenditure relating to the Merger.

Investing Activities

Net cash used in investing activities for the fiscal year ended June 30, 2025 was AU$49.6 million as compared to AU$114.0 million during the fiscal year ended June 30, 2024, which is a decrease of AU$64.4 million or 56% compared to the previous fiscal year. The main driver of this decrease were lower purchases of property, plant and equipment due to the completion of the NAL restart and optimization capital projects.

Financing Activities

Net cash flows from financing activities for the fiscal year ended June 30, 2025 were AU$46.1 million as compared to AU$57.9 million during the fiscal year ended June 30, 2024, which is a decrease of AU$11.8 million or 20% compared to the previous fiscal year. The main driver of this decrease was the decrease in proceeds received from non-controlling interests. During the twelve months ended June 30, 2024, Elevra completed a placement of 170,726,221 of Elevra ordinary shares at an issue price of AU$0.18 per share, generating aggregate proceeds of AU$31 million before costs. During the twelve months ended June 30, 2025, Elevra completed a placement of 1,250,000,000 of Elevra ordinary shares at an issue price of AU$0.032 per share on November 26, 2024, generating aggregate proceeds of AU$40 million before costs.

For information on Elevra’s equity offering conducted after the fiscal year ended June 30, 2025, see the section entitled “Closing Equity Raise.”

Material Cash Requirements

Other than the ordinary cash requirements for our operations, Elevra’s material cash requirements as of June 30, 2025 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

During the fiscal year ended June 30, 2025, Elevra’s total capital expenditures (excluding capitalized exploration expenditure) were AU$19.7 million (excluding capitalized exploration expenditure), which were primarily related to sustaining activities at NAL. Key projects at NAL were phase 2 of the tailing’s storage facility capacity upgrade and expansion of waste rock stockpiles.

As of June 30, 2025, Elevra’s aggregate lease liabilities were AU$2.7 million, which primarily related to the Company’s leases of land, offices and equipment.

As of June 30, 2025, Elevra had a liability of AU$29.4 million under the Class B non-convertible redeemable preference shares of NAL held by Investissement Québec. The shares may be redeemed at the option of NAL or at the option of Investissement Québec, subject to satisfaction of various performance conditions. In particular, NAL may be obligated to deposit funds in escrow for redemption of 50% of the Class B non-convertible redeemable preference shares if the feasibility study condition is not met by January 9, 2026.

See note 19 “Interest bearing liabilities” of the Elevra annual financial statements for additional information regarding the NAL preference shares.

Future Capital Requirements and Resources

Elevra’s planned cash expenditures for the fiscal year ended June 30, 2026 primarily relate to supporting the working capital needs of NAL, the permitting and study activities of a NAL brownfield expansion, the permitting activities of Elevra’s operations at Moblan Lithium, joint venture costs associated with the Ewoyaa Lithium project, activities associated with the Carolina lithium project and corporate costs in Australia, Canada and the United States. Specifically, for the fiscal year ending June 30, 2026, Elevra plans to invest AU$40 million in capital expenditure relating to ongoing operations at NAL, and at Elevra’s projects Canada, Ghana and the United States. Elevra’s general focus for the fiscal year ended June 30, 2026 is to reduce its cost base and strengthen its liquidity position by focusing Elevra’s capital expenditures only on certain capital projects, particularly at NAL.

Subject to certain assumptions, Elevra expects that its current cash balances are sufficient to fund Elevra’s cash requirements, to the extent budgeted, planned and approved at the date of this annual report, for the fiscal year ended June 30, 2026. Elevra plans to meet its liquidity requirements for such fiscal year through available cash and cash equivalents, cash flow from operations, drawing on its prepayment facilities (to the extent of capacity thereunder), as well as possible alternative sources of funding, if necessary.

Elevra’s anticipated cash expenditures subsequent to June 30, 2026 include general working capital needs and ordinary course permitting, study and other activities associated with key projects, including the NAL brownfield expansion, joint venture costs associated with the Ewoyaa Lithium project, activities associated with the Carolina lithium project and corporate costs in Australia, Canada and the United States. Elevra estimates the overall capital expenditures for the NAL brownfield expansion to be $270 million. See Item 4.D “Property, Plant & Equipment” for additional information. Elevra expects to finance its long-term cash requirements from available cash and cash equivalents, cash flow from operations, the possible introduction of strategic partners, government grants and incentives, potential equity or debt facilities, drawing on its prepayment facilities (to the extent of capacity thereunder), as well as possible alternative sources of funding, if necessary.

Elevra continually explores alternative sources of funding that may be advantageous to Elevra’s capital structure including, but not limited to, new production offtake arrangements (or changes to existing production offtake arrangements), debt facilities, equity placements, joint arrangements with external partners, farm-out of interests in exploration tenements or the sale of mineral exploration assets where value has been created through exploration activity.

For a discussion of certain risks related to funding Elevra’s future cash expenditures, See Item 3.D “Risk Factors – Risks Related to Elevra’s Business.”

5.C. Research and Development, Patents and Licenses, etc.

Elevra’s research covers topics such as design, modeling and simulation of chemical processes for optimization of existing products or development of new products. Elevra’s research and development costs do not represent a material expense. There are no patents or licenses that are material for Elevra’s business or profitability.

5.D. Trend Information

Lithium

Elevra’s operational performance, financial outcome and growth strategy are directly aligned with, and dependent on, the expansion of the global lithium market. The lithium market is experiencing continued growth, driven primarily by the accelerating production of lithium-ion batteries and the adoption of electric vehicles as a result of increasing consumer demand, for which lithium is a critical component. Major automakers and battery manufacturers are making significant investments in lithium-ion battery technology, underscoring their commitment to electrifying their vehicle fleets. As a result, interest in the lithium sector continues to grow among both automakers and battery manufacturers, with original equipment manufacturers globally investing in lithium projects and assets to secure long-term supply chains. Despite recent repeals of certain government subsidies and policies for end-product users of lithium-ion batteries (including in the U.S.), government stimulus measures and policies worldwide, including those focused on achieving net-zero carbon emissions and securing critical minerals supply chains, continue to support structural demand growth. Beyond batteries, lithium has diverse applications, including use in agrochemicals, pharmaceuticals, ceramics, glass, and lubricant greases, solidifying its position as a versatile and essential resource.

The continued rise in lithium demand has encouraged the development of new supply globally. As new projects are commissioned, market conditions and sentiment are expected to fluctuate in response to both the actual and perceived balance between supply and demand. These shifts can lead to volatility in lithium prices, affecting producer margins and investment decisions. As a result, the global lithium market is expected to remain dynamic as it responds to evolving technological, policy and economic drivers.

While the global demand for lithium and the resulting price of lithium are both subject to various factors that Elevra cannot reliably predict (including forward-selling activities and other macro-economic factors), Elevra expects such anticipated increase in demand to result in higher prices for spodumene concentrate in the next 3-5 years. Elevra is strategically positioned to address such anticipated increases in lithium pricing by leveraging its resource base, existing operations and commitment to sustainable development to meet the needs of a rapidly growing market.

Indigenous and First Nations

Elevra’s relations with local communities and First Nations people in the areas where its assets are located are important to its operations, and any failure to maintain good relationships with such communities could adversely impact Elevra’s ability to operate its assets in such areas, particularly in Canada. Elevra at its Tansim Lithium project continues to engage with the Long Point First Nation, who have verbally expressed concerns about the potential environmental impacts of Elevra’s future operations on its traditional lands. The Long Point First Nation has previously asserted that Elevra does not have the right to access traditional lands for exploration, despite Elevra’s offers for financial and employment support. While Elevra has actively worked to improve relationships with First Nations people, including the Long Point First Nation, further deterioration of the relationship with the Long Point First Nation could adversely affect Elevra’s ability to extract spodumene concentrate from the Tansim Lithium project, which could adversely affect Elevra’s operational performance, financial outcome and growth strategy. Elevra maintains good relationships with local communities and First Nations people in relation to its operations at North American Lithium.

5.E. Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS accounting standards requires Elevra to make estimates and assumptions that affect the reported amounts of its assets and liabilities and revenues and expenses during the applicable reporting period and date. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Elevra considers the following estimates and assumptions to be its most critical estimates that involve significant judgment. Actual results may differ from these estimates and revisions to estimates are recorded when known.

Mineral reserves and resources

Elevra uses its estimates of its ore reserves and mineral resources in the preparation of its financial statements in accordance with IFRS accounting standards based on information compiled by competent persons in accordance with the Joint Ore Reserves Committee code. Estimation requires assumptions about future commodity prices and demand, exchange rates, production costs, transport costs, mine closure and rehabilitation costs, recovery rates, discount rates and, in some instances, the renewal of mining licenses. There are many uncertainties in the estimation process and assumptions that are valid at the time of estimation may change significantly when new information becomes available. New geological or economic data, or unforeseen operational issues, may change estimates of ore reserves and mineral resources. Elevra uses judgment as to when to include mineral resources in accounting estimates.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined primarily on the basis of average cost. For processed inventories, cost is derived on an absorption costing basis. Cost comprises the cost of purchasing raw materials and the cost of production, including attributable overheads. Net realizable value is calculated as the estimated proceeds of sale, less an estimate of all further costs required to the stage of completion and all applicable marketing, selling and distribution costs to be incurred, which are inherently subject to uncertainty. Raw materials and consumables represent spares, consumables and other supplies yet to be utilized in the production process, except where the raw materials purchased are equivalent products to those that Elevra produces and would otherwise classify as work in progress.

Revenue

Elevra generates revenue primarily from the production and sale of spodumene concentrate. Revenue from the sale of goods is recognized at the point in time in which control of the product passes to the customer based upon agreed delivery terms. In most instances, control passes when the product is loaded onto the vessel and the bill of lading is received, or the product is delivered to a destination specified by the customer. In cases where control of the product is transferred to the customer before shipping takes place, revenue is recognized when the customer has formally acknowledged their legal ownership of the product, which includes all inherent risks associated with control of the product.

The amount of revenue recognized reflects the consideration which Elevra expects to be entitled in exchange for transferring the goods to the customer. In some instances, the amount of revenue to be received is provisionally priced and recognized at the estimate of the consideration receivable that is highly probable of not reversing by reference to the relevant contractual price and the estimated product specifications. Provisionally priced sales are subsequently repriced at each reporting period up until when final pricing and settlement is confirmed, with revenue adjustments relating to the quantity and quality of goods sold being recognized in sales revenue.

Elevra’s sales contracts may provide for provisional pricing of sales at the time the product is delivered to the vessel, with final pricing determined using a relevant index price on or after the vessel’s arrival at the port of discharge. This provisional pricing relates to the quantity and quality of the commodity sold, which is included in sales revenue, and an embedded derivative relating to the price of the commodity sold. Provisional pricing adjustments relating to the embedded derivative are separately identified as movements in the financial instrument rather than being included within sales revenue. The pricing adjustment mechanism is separated from the host contract and recognized at fair value through profit or loss. These amounts are disclosed separately as provisional pricing adjustments within other revenue rather than being included within sales revenue.

The period between provisional pricing and final invoicing is typically between 60 and 120 days, with invoices payable on terms of up to 30 days.

Revenue is measured at the fair value of the consideration received or receivable. Elevra recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of Elevra’s performance obligations.

Judgement is exercised in estimating variable consideration. This is determined by past experience with respect to returned goods where the customer maintains a right of return pursuant to the customer contract or where the sale of goods or services has a variable component. Revenue will only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Tax

Income tax expense charged to profit or loss is the tax payable on the current period’s taxable income or loss based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Current and deferred tax expense is calculated using the tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to tax payable in respect of previous years. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. Elevra measures its tax balances based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty. Deferred tax is provided using the balance sheet liability method, providing for the tax effect of temporary differences between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements. The tax effect of certain temporary differences is not recognized, principally with respect to:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that

(a) is not a business combination; and

(b) at the time of the transaction:

(i)	affects neither accounting nor taxable profit or loss; and

(ii)	does not give rise to equal taxable and deductible temporary differences;

•
temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that Elevra is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets relating to temporary differences and unused tax losses are recognized only to the extent that it is probable that future taxable profits will be available against which the benefit of the deferred tax assets can be utilized. Deferred tax assets are reviewed at each reporting period and amended to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and Elevra has both the right and the intention to settle its current tax assets and liabilities on a net or simultaneous basis. Judgement is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized in the consolidated statement of financial position. Deferred tax assets are recognized only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, mine closure and rehabilitation costs, capital expenditure and other capital management transactions.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information arises about facts and circumstances that existed at the acquisition date. The adjustment is treated as a reduction to goodwill if it has occurred during the measurement period. If it occurs outside the recognition period, the adjustment is recognized in the consolidated statement of profit or loss.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges. Cost is the fair value of consideration given to acquire the asset at the time of its acquisition or construction and includes the direct cost of bringing the asset to the location and condition necessary for operation. Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefits associated with the item will flow to Elevra and the cost of the item can be measured reliably. All other repairs and maintenance are recognized as expenses in profit or loss during the financial period in which they are incurred. An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected. Any gain or loss arising on derecognition of the asset is included in the consolidated statement of profit or loss when the asset is derecognized.

The carrying values of property, plant and equipment are depreciated to their estimated residual values over the estimated useful lives of the specific assets concerned. Estimates of residual values and useful lives are reassessed annually and any change in estimate is considered in the determination of remaining depreciation charges. Depreciation commences on the date of commissioning.

Property, plant and equipment is depreciated on a units of production or straight-line basis using the estimated lives indicated below, except for land, capital works in progress, and exploration and evaluation assets which are not depreciated. Where assets are dedicated to a mine or lease and are not readily transferable, the useful life of the asset is subject to the lesser of the asset’s useful life and the life of the mine or lease.

Asset category	Depreciation method
Buildings	2 to 20 years straight-line

Mine properties (including mineral rights)	Based on ore reserves on a units of production basis

Plant and equipment	2 to 20 years straight-line

Right-of-use assets	Based on the shorter of the asset’s useful life or term of the lease (straight-line)

The determination of useful lives, residual values and depreciation methods is reviewed at each reporting period and involves estimates and assumptions. Any changes to useful lives or any other estimates or assumptions may impact prospective depreciation rates and asset carrying values. Elevra applies judgement in determining the useful economic lives of assets and whether any indicators of impairment are present based on internal and external sources of information available.

Impairment of Non-Financial Assets

Impairment tests for all non-financial assets (excluding goodwill) are performed when there is an indication of impairment. In testing for indications of impairment and performing impairment calculations, assets are considered as collective groups known as cash generating units (“CGUs”), being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows generated from other assets or groups of assets. Elevra assesses whether there is any indication that a CGU may be impaired at each reporting period. This assessment includes consideration of external and internal sources of information. If such an indication exists, Elevra uses the higher of fair value less cost of disposal and value in use to assess the recoverable amount of the asset.

If the carrying value of a CGU exceeds its recoverable amount, the CGU is impaired and an impairment loss is recognized immediately in the consolidated statement of profit or loss. Where it is not possible to estimate the recoverable amount of an individual asset, Elevra estimates the recoverable amount of the CGU to which the asset belongs. Previously impaired CGUs are reviewed for possible reversal of impairment at each reporting period. Impairment reversals cannot exceed the carrying value that would have been determined (net of depreciation) had no impairment loss been recognized for the CGU. Such reversal is recognized in the consolidated statement of profit or Loss. Goodwill is not subject to impairment reversal.

For areas not yet in production, any mineral rights acquired, together with subsequent capitalized exploration and evaluation expenditure, are reviewed for indicators of impairment to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Provisions

Provisions are recognized when Elevra has a legal or constructive obligation for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.

Employee benefits

Employee entitlements expected to be settled within twelve months after the end of the reporting period are presented as current employee benefit obligations. Liabilities for salaries and wages, including non-monetary benefits, and annual leave are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.

A non-current provision for employee entitlements is recognized for annual leave and long service leave entitlements and bonus incentives which will not be settled within twelve months after the end of the reporting period in which the employees render the related service. Other non-current employee benefits are measured at the present value of the expected future payments to be made to employees. Expected future payments incorporate anticipated future wage and salary levels, durations of service and employee departures, all of which are inherently subject to uncertainty, and are discounted at rates determined by reference to market yields at the end of the reporting period that have maturity dates that approximate the terms of the obligations. Any remeasurements for changes in assumptions of obligations for other non-current employee benefits are recognized in profit or loss in the period in which the changes occur.

Mine closure and rehabilitation

The mining and processing activities of Elevra normally give rise to obligations for site closure or rehabilitation. Mine closure and rehabilitation works can include facility decommissioning and dismantling, removal or treatment of waste materials, and site and land rehabilitation in accordance with local laws and regulations and clauses of the permits.

Mine closure and rehabilitation provisions are recognized at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at, or after, the time of closure, for disturbance existing at the reporting date. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation.

Mine closure and rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation.

When provisions for mine closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in property, plant and equipment and depreciated accordingly.

Mine closure and rehabilitation provisions are also adjusted for changes in costs and estimates. Any adjustments are made prospectively and are accounted for as a change in the corresponding capitalized asset, except where a reduction in the provision is greater than the depreciated capitalized cost of the related assets, in which case the carrying value is reduced to nil and the remaining adjustment is recognized first against these related assets in property, plant and equipment, and subsequently to the consolidated statement of profit or loss. Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgements and estimates involved.

Mine closure and rehabilitation costs are uncertain, and cost estimates can vary in response to many factors including estimates of the extent of rehabilitation activities, technological changes, regulatory changes, cost increases including inflationary impacts and changes in discount rates.

Assumptions have been made based on the current economic environment, which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. Actual rehabilitation costs will ultimately depend on market conditions at the relevant time. The timing of closure and rehabilitation will most likely depend on when the mine ceases to produce at economically viable rates.

The recognition of mine closure and rehabilitation provisions requires judgement. The provision at reporting date represents management’s best estimate of the present value of future closure and rehabilitation costs.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Board Composition

Following the closing of the Merger, the Elevra Board consists of eight directors. In accordance with the Merger Agreement, four of the directors are individuals who were designated by Elevra, and four of the directors are individuals who were designated by Piedmont. The Elevra designees are Mr. Lucas Dow (Managing Director and CEO), Mr. James Brown, Mr. Allan Bucker and Ms. Laurie Lefcourt. The Piedmont designees are Ms. Dawne Hickton (Chair), Ms. Christina Alvord, Mr. Jeff Armstrong and Mr. Jorge M. Beristain.

Elevra’s current directors are as follows:

Name and Age	Position and relevant experience	Current position held since

Dawne Hickton – 67
Ms. Hickton serves as Chair of the Elevra Board and Chair of the Nomination and Remuneration Committee. She served as a member of the Piedmont Board from March 2024 until the Merger. Since June 2019, Ms. Hickton has served as the Chair and CEO of Cumberland Additive, Inc., a woman-led innovative new technology specialty metals additive manufacturing company. From December 2022 to December 2024, Ms. Hickton served on the National Space Council Users’ Advisory Group, chaired by the Vice President of the United States, and which serves to enable and propel the United States’ space goals. From June 2019 to June 2022, she served as Executive Vice President of Jacobs Solutions Inc. (NYSE: J), an international technical professional services firm that provides engineering, technical, professional, and construction services, and President of its Critical Mission Solutions business line, which provides engineering design and support services for NASA, the U.S. Department of Energy and other national security priorities. From 2007 to 2015, she served as Vice Chair, President, and CEO of RTI International Metals, Inc. (formerly, NYSE: RTI), previously, a billion-dollar, vertically integrated global supplier of titanium mill products and fabricated metal components. Ms. Hickton also serves on the boards of Vmo Air (backed by funds managed by Ares Management Corp. (NYSE: ARES)), a provider of liquidity and fleet solutions to airlines, lessors, and original equipment manufacturers, and Commercial Metals Company (NYSE:CMC), a global leader in the sustainable recycling, manufacturing and fabrication of steel and construction solutions. She previously served on the boards of Jacobs Solutions Inc. (NYSE: J) from 2015 to 2019, Triumph Group, Inc. (NYSE: TGI) from 2015 to 2019 and Haynes International, Inc. (Nasdaq: HAYN) from 2017 to 2024. Ms. Hickton also served as a Director (from 2012 to 2020) and Chair (from 2018 to 2020) at the Federal Reserve Bank of Cleveland and Chair of Chairs of all the U.S. Federal Reserve Banks in 2020. Ms. Hickton is a graduate of the University of Rochester, and received her J.D. from the University of Pittsburgh School of Law.
August 2025

Name and Age	Position and relevant experience	Current position held since

Lucas Dow – 49
Mr. Dow serves as Managing Director and Chief Executive Officer of Elevra and is part of Elevra’s Executive KMP. Mr. Dow is a highly experienced mining executive with a proven track record of outstanding performance across a diverse range of businesses, commodities and geographies, skills which should facilitate Elevra’s next stage of growth as a leading North American lithium producer. As a mining engineer with extensive hands-on operational experience in both the mining resources and the renewable energy sector, Mr. Dow is well versed in global resource trends and growth markets. Mr. Dow holds a Bachelor of Engineering (Mining) Hons. from the University of Queensland.
February 2024 (Managing Director and Chief Executive Officer since July 2024)

Allan Buckler – 78
Mr. Buckler serves as a Non-Executive Director and member of the Audit and Risk Committee.  Mr. Buckler currently serves as a Non-Executive Director of Morella Corporation Limited. He also previously served as Non-Executive Director of Interra Resources Limited. Mr. Buckler has over 55 years’ experience in the mining industry and has been directly responsible for the commercialization of several projects from resource identification through to production in Australia and Indonesia. Mr. Buckler holds a Certificate in Mine Surveying and Mining, First Class Mine Managers Certificate and Mine Surveyor Certificate from the Queensland Government’s Department of Mines.
August 2013

Name and Age	Position and relevant experience	Current position held since

Christina Alvord – 58
Ms. Alvord serves as a Non-Executive Director and member of the Nomination and Remuneration Committee. She served as a member of the Piedmont Board from January 2023 until the Merger. She served as President of the Central Division of Vulcan Materials Company (NYSE: VMC), the nation’s largest producer of construction aggregates, from 2019 to 2021. She served as Vulcan’s President of the Southern & Gulf Coast Division, from 2017 to 2019, and Vice President of Corporate Planning and Performance Improvement, from 2016 to 2017. Before joining Vulcan, Ms. Alvord held various executive management positions at GE Aviation, a subsidiary of General Electric, including serving as President of GE Aviation-Unison Industries and GE Aviation-Middle River Aircraft Systems. Ms. Alvord also serves on the boards of Apogee Enterprises, Inc. (Nasdaq: APOG), a provider of architectural products and services, and Albany International Corp. (NYSE: AIN), a developer and manufacturer of engineered components. She began her career as a strategy consultant at McKinsey & Co. Ms. Alvord received a B.S. in Political Science and a B.S. and M.S. in Mechanical Engineering from the Massachusetts Institute of Technology, and an M.B.A. from Harvard Business School.
August 2025

James Brown – 62
Mr. Brown serves as a Non-Executive Director and member of the Nomination and Remuneration Committee. Mr. Brown held the role of Executive Director and Interim Chief Executive Officer of Elevra from August 2023 until July 2024. Mr. Brown transitioned to a Non-Executive Director immediately after the effective time of the Merger. Mr. Brown currently serves as Managing Director of Morella Corporation Limited and as a Non-Executive Director of Greenwing Resources Limited. Mr. Brown has over 40 years’ experience in the mining industry in Australia, the United States, Africa and Indonesia, including the last 15 years as Managing Director of Morella Corporation Limited. Mr. Brown has successfully sourced, developed and operated numerous key global projects with a focus on lithium and battery materials. He has an extensive global investment network to underpin the capital requirements for project investment and development. Mr. Brown holds a Graduate Diploma in Mining from University of Ballarat and is a Member of the Australian Institute of Company Directors.
August 2013

Jeff Armstrong – 60
Mr. Armstrong serves as a Non-Executive Director and member of the Audit and Risk Committee. He served as the Chair of the Piedmont Board from May 2021 until the Merger and also served as chair of Piedmont’s predecessor company. He served as Managing Partner of North Inlet Advisors, a FINRA-regulated entity, from 2009 until 2022. North Inlet provides investment banking services to middle-market companies in the industrial, consumer, and agricultural spaces. Prior to 2009, Mr. Armstrong served as Head of Mergers and Acquisitions, Private Equity Coverage and Leveraged Capital at what is now Wells Fargo’s Investment Bank. Mr. Armstrong also worked as an investment banker in the late 1980s and 1990s for Citigroup and Morgan Stanley. Mr. Armstrong has served on the boards of private companies in the chemical, solar, health care device, and direct-to-consumer sectors. He received an M.B.A. from the University of Virginia Darden School of Business, a B.S. from the McIntire School of Commerce and is a Chartered Financial Analyst. Mr. Armstrong resides in Charlotte, North Carolina, and is actively engaged in the community.
August 2025

Name and Age	Position and relevant experience	Current position held since

Jorge M. Beristain – 56
Mr. Beristain serves as a Non-Executive Director and member of the Audit and Risk Committee. Prior to his appointment as a Non-Executive Director of Elevra, Mr. Beristain was Chair of the Audit Committee of Piedmont Lithium for a period of six years prior to the Merger. Most recently, Mr. Beristain was the Vice President of Finance for Ryerson Holding Corporation (NYSE: RYI) from 2022 to 2025 and served on the Board of Directors of Ryerson China Limited in 2024 and 2025. With revenue of over $5 billion, Ryerson is a leading value-added processor and distributor of industrial metals with over 110 global locations, supplying the industrial, transport, consumer, construction and energy sectors. He previously served as the Chief Financial Officer of Central Steel & Wire Co., a wholly owned subsidiary of Ryerson, since 2019 where he was integral to its financial transformation. From 2000 to 2017, Mr. Beristain served as Managing Director and Head of Deutsche Bank AG’s Americas Metals & Mining equity research, where he was consistently ranked by institutional investors as one of the top analysts in the U.S. During his more than 20-year career on Wall Street, Mr. Beristain has lived and worked in the U.S., Latin America, and Canada and visited hundreds of industrial companies worldwide. Mr. Beristain’s financial acumen and industry insights will enhance the merged group’s board strategic financial oversight. Mr. Beristain received a Bachelor of Commerce from the University of Alberta and is a Chartered Financial Analyst (CFA) holder.
August 2025

Laurie Lefcourt – 63
Ms. Lefcourt serves as a Non-Executive Director, as Chair of the Audit and Risk Committee and member of the Nomination and Remuneration Committee. Ms. Lefcourt holds a bachelor’s degree in finance and administration, is a fellow of the Chartered Accountants Australia and New Zealand (FCA) as well as a graduate of the Australian Institute of Company Directors (GAICD). Ms. Lefcourt’s career spans more than 30 years, during which she has built a portfolio of leadership positions across various sectors, including resources, energy, transportation, and government. Her extensive experience in finance, governance, and project management is aligned with Elevra’s current and future objectives. Ms. Lefcourt’s expertise has been critical in supporting organizations through periods of significant change and growth. Ms. Lefcourt’s career began at Ernst & Young in Canada, where she gained her Chartered Accountant (CA) qualifications. Upon relocating to Australia, she joined Ansett Airlines in Melbourne as Manager of Finance, Audit, and Payroll, before moving into the mining sector with Rio Tinto. At Rio Tinto, Ms. Lefcourt held several senior positions, including Deputy CFO of Rio Tinto Coal, where she managed financial operations for a business spanning seven operational sites. She played a key role in the development of the Hail Creek Coal Mine, overseeing both financial and operational functions, including risk management and safety. Her corporate experience continued to expand when Ms. Lefcourt joined QR Limited, where she led financial management during the company’s major transition, including the demerger of Queensland Rail’s freight business (now Aurizon). As General Manager of Finance and later Acting CFO, she was responsible for managing over 200 finance staff and overseeing a $1.8 billion organization. During her tenure, Ms. Lefcourt introduced forward-looking financial planning systems, which significantly improved financial governance and accountability across the organization. In addition to her corporate roles, Ms. Lefcourt has a wealth of experience in the resources sector. After transitioning to a portfolio career, she established her consultancy, Sage Strategies, where she worked on projects for major clients such as the Australia Pacific LNG (APLNG) project. Her responsibilities included overseeing a $25 billion investment in the development of the APLNG upstream and downstream assets on behalf of Sinopec Oil and Gas Australia, and overseeing complex financial and governance structures.
October 2024

Elevra’s current executive key management personnel, in addition to Mr. Dow, are as follows:

Name	Position and relevant experience	Current position held since
Christian Cortes – 44
Mr. Cortes serves as Chief Financial Officer of Elevra. Mr. Cortes served as Arcadium Lithium’s Chief Integration and Transformation Officer from 2024 to 2025, up to the time of Rio Tinto’s business acquisition. From 2022 to 2024, Mr. Cortes served as Chief Financial Officer of Allkem Limited prior to its merger with Livent Corporation, and from 2021 to 2022 as Chief of Sales and Marketing of Allken Limited. Mr Cortes brings 20 years of international business experience in the professional services and resources industries. Mr. Cortes began his career as a Chartered Accountant with PricewaterhouseCoopers, working with public companies in audit and transaction support.
October 2025

Sylvain Collard – 46
Mr. Collard serves as President and Chief Operating Officer of Canada. He joined Elevra in October 2022 and has served as President and Chief Operating Officer of Canada since July 2024. Mr. Collard is a specialist in mine project management and continuous process improvement. He has extensive experience in operations management for both open pit and underground mines. During his career, Mr. Collard has worked on several IAMGOLD mining projects, notably as manager of a major capital project at the Essakane mine in Burkina Faso, where 3,500 workers were under his direction. He has also managed copper and gold mines and projects in Québec, Ontario and the United States. Mr. Collard holds a degree in Mechanical Engineering and is PMP Certified.
July 2024

There are no family relationships among any of Elevra’s Non-Executive Directors or Executive KMPs.

6.B. Compensation

The following discusses the compensation of Elevra’s directors and Executive KMPs for the fiscal year ended June 30, 2025. The following is reflective of the annual compensation practices of Elevra prior to the Merger and may not be reflective of the annual compensation practices of Elevra following the Merger.

Remuneration of Elevra’s Non-Executive Directors for the Fiscal Year Ended June 30, 2025

The remuneration of the Non-Executive Directors for the fiscal year ended June 30, 2025 was determined by the Elevra Board within the fee pool approved by Elevra’s shareholders (AU$900,000 as approved by Elevra’s shareholders at Elevra’s 2023 annual general meeting of shareholders). Non-Executive Directors were not entitled to retirement benefits other than statutory entitlements. Non-Executive Directors did not participate in Elevra’s short-term incentive plan (the “STI Plan”) or Elevra’s long-term incentive plan (the “LTI Plan”) designed for executives or employees. The remuneration framework proposed that Non-Executive Director remuneration was comprised of board fees and committee fees.

The amount of renumeration paid to Elevra’s Non-Executive Directors for the fiscal year ended June 30, 2025, is described in the table below. Dollar figures in the table below are expressed in Australian dollars.

	Board and Committee fees AU$	Other benefits AU$	Superannuation AU$	Termination benefits AU$	Equity rights AU$	Total remuneration AU$
Allan Buckler(1)	150,006	—	—	—	—	150,006
Paul Crawford(2)	105,869	—	12,175	—	—	118,044
Lucas Dow(3)	277	—	—	—	—	277
Philip Lucas (4)	166,296	—	—	—	—	166,296
Laurie Lefcourt(5)	115,222	—	—	—	—	115,222
Total	537,670	—	12,175	—	—	549,845
(1)
Remuneration reported for Mr. Buckler reflects service as a Non-Executive Director from July 1, 2024 to June 30, 2025, and a member of the Audit and Risk Committee and Nomination and Remuneration Committee from July 1, 2024 to June 30, 2025.

(2)
Mr. Crawford transitioned from Executive Director to a Non-Executive Director on August 6, 2024. Remuneration reported for Mr. Crawford reflects service as a Non-Executive Director from August 6, 2024 to June 30, 2025.

(3)
Mr. Dow transitioned from a Non-Executive Director to Managing Director and Chief Executive Officer on July 3, 2024. Remuneration reported for Mr. Dow reflects service as a Non-Executive Director from July 1, 2024 to July 2, 2024.

(4)
Remuneration reported for Mr. Lucas reflects service as a Non-Executive Director and Chair of the Nomination and Remuneration Committee from July 1, 2024 to June 30, 2025, Chair of the Audit and Risk Committee from July 1, 2024 to October 16, 2024 and a member of the Audit and Risk Committee from October 17, 2024 to June 30, 2025.

(5)
Remuneration reported for Ms. Lefcourt reflects service as a Non-Executive Director from October 16, 2024 to June 30, 2025, Chair of the Audit and Risk Committee from October 17, 2024 to June 30, 2025 and a member of the Nomination and Remuneration Committee from October 17, 2024 to June 30, 2025

Remuneration of Elevra’s Executive KMP for the Fiscal Year Ended June 30, 2025

Elevra’s remuneration framework was comprised of a mix of the following components: fixed annual remuneration, short-term incentives, and long-term incentives. Fixed annual remuneration consisted of base salary, statutory entitlements and other fixed benefits. Short-term incentives consisted of annual incentives paid in a combination of cash (50%) and deferred equity rights (50%). Long-term incentives consisted of annual grants of equity rights, subject to performance and service conditions, as measured over a three-year measurement period, with vesting to occur at the end of the measurement period.

The amount of remuneration paid, and benefits in kind granted, to Elevra’s Executive KMP for the fiscal year ended June 30, 2025, is described in the table below. Dollar figures in the table below are expressed in Australian dollars.
	Cash salary and fees AU$	Cash incentive(1) AU$	Other benefits(2) AU$	Superannuation AU$	Termination benefits AU$	Equity rights(3) AU$	Total remuneration AU$
James Brown(4)	242,356	-	-	10,394	-	-	252,750
Sylvain Collard(5)	664,192	196,368	4,033	47,175	-	840,449	1,752,217
Paul Crawford(6)	33,719	-	-	9,984	-	-	43,703
Lucas Dow(7)	700,000	223,440	56,286	30,000	-	613,845	1,623,571
Dougal Elder(8)	447,500	132,303	34,848	30,000	-	423,473	1,068,124
Total	2,087,767	552,111	95,167	127,553	-	1,877,767	4,740,365

(1)	Represents the cash component of the STI award accrued for the period beginning July 1, 2024, and ending June 30, 2025.
(2)
These “Other Benefits” include accommodation, car parking, life insurance, motor vehicle allowances, private health insurance and other medical benefits, and net movements in annual leave entitlements.

(3)
“Equity rights” are calculated in accordance with Australian Accounting Standards and reflect the fair value of equity and equity-related instruments that have been expensed during the year. The value of equity rights is amortized over the vesting period for each respective award. During the fiscal year ended June 30, 2025, Mr. Collard was granted 35,943,360 equity rights on November 28, 2024 and 25,236,640 equity rights on December 31, 2024. Mr. Dow was granted 45,500,000 equity rights on November 28, 2024. Mr. Elder was granted 25,082,080 equity rights on November 28, 2024 and 3,426,160 equity rights on December 31, 2024.

(4)	Remuneration reported for Mr. Brown reflects service as Executive KMP of Elevra from July 1, 2024 to June 30, 2025.
(5)	Remuneration reported for Mr. Collard reflects service as Executive KMP of Elevra from July 1, 2024 to June 30, 2025.
(6)	Mr. Crawford transitioned to a Non-Executive Director on August 6, 2024. Remuneration reported for Mr. Crawford reflects service as Executive KMP of Elevra from July 1, 2024 to August 5, 2024.
(7)
Mr. Dow transitioned from a Non-Executive Director to Managing Director and Chief Executive Officer on July 3, 2024. Remuneration reported for Mr. Dow reflects service as Executive KMP of Elevra from July 3, 2024 to June 30, 2025.

(8)	Remuneration reported for Mr. Elder reflects service as Executive KMP of Elevra from July 1, 2024 to June 30, 2025.

Short-Term Incentive Plan

Elevra’s STI Plan was designed to reward executives and other eligible employees for the achievement of annual performance goals, including both business and individual goals, set by the Elevra Board over a twelve-month period beginning July 1 to June 30 each year. An individual’s STI Plan opportunity was determined by the individual’s role and reward grade within the business, based on a percentage of base salary.

For fiscal year ended June 30, 2025, the business performance goals included sustainability and operational and financial performance. A threshold level of performance had to be achieved to earn the STI Plan payout (an “STI Award”) for a given year. Subject to approval by the Elevra Board, the STI Award would be paid in cash the first October following the end of the fiscal year; provided, however, that for Executive KMP and certain senior management, only fifty percent of such amount was so paid and, subject to the individual’s continued service through such time, the other fifty percent was settled in performance rights which would vest and convert to fully paid Elevra ordinary shares the following October (that is, twelve months after the initial cash payment is made subject to continued service), and subject to review by the Elevra Board, acceleration of such payment on certain terminations of employment.

Long-Term Incentive Plan

Elevra’s LTI Plan was designed to reward executives and other eligible employees for the achievement of certain financial and strategic goals focusing on the creation of long-term shareholder value, as determined by the Elevra Board, over a three-year measurement period beginning July 1 and completing on June 30 at the end of the three-year measurement period. An individual’s LTI Plan opportunity was determined by the individual’s role and reward grade within the business, based on a percentage of base salary, and was awarded by the offer of an equivalent number of performance rights to receive fully paid Elevra ordinary shares (an “LTI Award”).

For fiscal year ended June 30, 2025, LTI Awards were granted to the Managing Director and other Executive KMP and certain senior management. The performance hurdles for these LTI Awards were based on relative total shareholder return, being Elevra’s total shareholder return relative to a comparable group of similar listed companies within the global lithium industry over a three-year measurement period. LTI Awards vest at the conclusion of the three-year measurement period subject to the achievement of a threshold level of performance over the three-year measurement period and remain subject to the individual’s continued service through such time. Once these LTI Awards have vested, they must be exercised by the participant (and converted to fully paid Elevra ordinary shares) within a further two-year period, otherwise they will lapse.

Additionally, in the fiscal year ended June 30, 2025, Elevra made a one-off grant of Transitional Awards to certain Executive KMP and senior management to satisfy contractual employment obligations in place prior to implementation of the recurring share based payment arrangements. Such awards will vest over two tranches in January 2026 and March 2026, subject to the individual’s continued service only.

Employee Share Plan

The Employee Share Plan is Elevra’s share plan for employees not eligible to participate in the STI Plan or LTI Plan. Awards are granted annually to eligible employees (typically in or around December each year) and vest 12 months later, subject to participants remaining employed by Elevra. Eligible employees under the Employee Share Plan are awarded performance rights with a value equivalent to 5% of their base salary, subject to a maximum amount of 9,000 Canadian dollars (or the local currency equivalent) per annum.

Remuneration Following the Merger

Following the Merger, Elevra continues to reward executives as well as employees pursuant to the STI Plan, LTI Plan and Employee Share Plan. The restricted stock unit awards and option awards that were granted to the executives and employees of Piedmont under the Piedmont Lithium Inc. 2021 Stock Incentive Plan that were issued and outstanding as of the effective time of the Merger were, at the effective time of the Merger, adjusted in accordance with the Merger Agreement and represent the right to receive or purchase, as applicable, Elevra ordinary shares. The remuneration of the Non-Executive Directors is determined by the Elevra Board within the increased fee pool of AU$1,250,000 approved by Elevra’s shareholders at the extraordinary general meeting of shareholders held on July 31, 2025.

6.C. Board Practices

The contracts of Elevra’s Executive KMP are indefinite.

Mr. James Brown has served as a Non-Executive Director of Elevra from August 14, 2013 to August 27, 2023 and as an executive director or Elevra from August 27, 2023 to August 30, 2025. Since August 30, 2025 Mr. Brown serves as Non-Executive Director. Mr. Brown’s current term of office as director will expire at the conclusion of the 2026 Annual General Meeting of Elevra.

Mr. Lucas Dow was appointed as a Non-Executive Director of Elevra on February 14, 2024 and as Managing Director and Chief Executive Officer of Elevra on July 3, 2024. Mr. Dow’s current term of office as director will expire at the conclusion of the first annual general meeting of Elevra after Mr. Dow has ceased to be a Managing Director of Elevra. Mr. Dow will be eligible for election or re-election at such annual general meeting.

Mr. Allan Buckler has served as a Non-Executive Director of Elevra since August 5, 2013. Mr. Buckler’s current term of office as director will expire at the conclusion of the 2027 Annual General Meeting of Elevra. Mr. Buckler will be eligible for re-election at the 2027 Annual General Meeting of Elevra.

Ms. Laurie Lefcourt has served as a Non-Executive Director of Elevra since October 16, 2024. Ms. Lefcourt’s current term of office as director will expire at the conclusion of the 2027 Annual General Meeting of Elevra. Ms. Lefcourt will be eligible for re-election at the 2027 Annual General Meeting of Elevra.

Ms. Dawne Hickton, Ms. Christina Alvord, Mr. Jeff Armstrong and Mr. Jorge M. Beristain were appointed as Non-Executive Directors at the effective time of the Merger, and each of the foregoing Directors’ term of office as Director will expire at the conclusion of the 2025 Annual General Meeting of Elevra. Each of the foregoing Directors will be eligible and have been nominated for election at the 2025 Annual General Meeting of Elevra.

There are no contracts between Elevra, or any of its subsidiaries, and the Non-Executive Directors of Elevra providing for benefits upon termination of their term or engagement.

On termination of employment, Mr. Dow, the Managing Director and Chief Executive Officer of Elevra, is entitled to receive certain payments and any statutory superannuation benefits. In most cases when terminated (without cause), Mr. Dow is entitled to six months’ notice or, in lieu of notice, a payment of an amount equal to his annual salary for the six-month period and any superannuation benefits, less any statutory deductions. In the event of a change of control and Mr. Dow’s employment is involuntary terminated without cause, Mr. Dow is entitled to twelve months’ notice or in lieu of notice a payment of an amount equal to his annual salary for the twelve-month period. In the event Mr. Dow’s employment is terminated for redundancy reasons, and Elevra is unable to provide Mr. Dow with suitable alternative employment (including, but not limited to, employment with any of Elevra’s related entities), payment of any redundancy entitlements (if applicable) will be in accordance with the Fair Work Act, if applicable. Mr. Dow is not entitled to a termination payment in the event he is summarily terminated for cause.

Board Committees

The Elevra Board has established an Audit and Risk Committee and a Nomination and Remuneration Committee.

Audit and Risk Committee

As of June 30, 2025, the Audit and Risk Committee, consisted of Ms. Laurie Lefcourt (Chair), Mr. Allan Buckler and Mr. Philip Lucas. The Audit and Risk Committee assists the Elevra Board in fulfilling its responsibilities in overseeing the company’s financial reporting and compliance with legal and regulatory requirements and overseeing the company’s systems of internal control and risk management. The committee consists of Non-Executive Directors who meet the criteria for independence set forth in Rule 10A-3 under the U.S. Securities Act, subject to the exceptions provided therein. The committee consists exclusively of members of the Elevra Board who are financially literate, and Ms. Laurie Lefcourt is considered an “audit committee financial expert” as defined by the SEC.

The Audit and Risk Committee is responsible for, among other things:

•	reviewing the appropriateness of Elevra’s significant accounting policies and practices, including management’s interpretation of accounting standards;

•
reviewing half year and full year financial statements and other related information, with management and the company’s external auditors, to assess the integrity of the financial statements and make the necessary recommendations to the Elevra Board;

•	managing the relationship between the company and the external auditors, including the external auditors’ remuneration, and overseeing the external auditors’ work;

•	monitoring and evaluating the performance of the external auditors and the progress of the audit;

•	evaluating the independence of the external auditors and confirming that the provision of non-audit services by the external auditors does not adversely impact their independence;

•	overseeing management’s design and implementation of internal controls, and the system of safeguarding the integrity of the financial statements designed by management;

•
reviewing the processes and procedures that management have put in place to manage compliance with laws, regulations and the company’s Code of Conduct, Whistleblower Policy and Anti-Bribery and Corruption Policy;

•
assisting the Elevra Board in reviewing the principal risks facing the company, including the management of those key risks that threaten Elevra’s business model, future performance, solvency or liquidity;

•
overseeing management’s design and implementation of Elevra’s risk management framework, monitoring management’s performance against the entity’s risk management framework (including whether it is operating within the risk appetite and tolerance set by the Elevra Board) and reviewing that framework at least annually to satisfy itself that it continues to be sound; and

•
evaluating the adequacy and effectiveness of Elevra’s identification and management of economic, environmental and social sustainability risks (including climate change and human rights risks) and its disclosure of any material exposures to those risks.

The Audit and Risk Committee will meet as often as the committee members deem necessary in order to fulfil their role. However, it is intended that the committee will normally meet at least four times per year (two of which are specifically held to review the half-year and annual accounts). The committee will meet at least annually with the external auditors without management present.

Nomination and Remuneration Committee

As of June 30, 2025, the Nomination and Remuneration Committee consisted of Mr. Philip Lucas (Chair), Mr. Allan Buckler and Ms. Laurie Lefcourt. The Nomination and Remuneration Committee assists the Elevra Board in fulfilling its responsibilities in overseeing the processes to (a) identify, select and recommend to the Elevra Board the best possible directors, and make recommendations to the Elevra Board in this regard, (b) plan and make recommendations to the Elevra Board on the succession plan for the Managing Director/Chief Executive Officer and (c) make recommendations to the Elevra Board regarding the Company’s overall remuneration strategy and its specific application to the Managing Director/Chief Executive Officer, Executive KMP and the remuneration of the Non-Executive Directors.

The Nomination and Remuneration Committee is responsible for, among other things:

•	reviewing and making recommendations to the Elevra Board on the appropriate size and composition of the board and its committees;

•	assessing and making recommendations to the Elevra Board on the appropriate mix of skills, experience, expertise and diversity required on the board and each committee;

•	making recommendations to the Elevra Board in relation to board succession planning, including the succession of the Chair and committee Chairs;

•	establishing processes for the selection of suitable candidates for the appointment to the Elevra Board, including the setting of criteria by which directors are appointed and re-elected;

•	conducting searches, and making recommendations to the Elevra Board on candidates for appointment as directors;

•	monitoring and undertaking an annual assessment of and making a recommendation to the Elevra Board as to the independence of each director;

•	reviewing succession plans for the Managing Director and their direct reports;

•	assisting the Elevra Board in relation to the performance evaluation of the board, its committees and individual directors;

•
reviewing and making recommendations to the Elevra Board relating to overall remuneration strategies, policies and practices of Elevra’s Remuneration Policy and the process for measurement and assessment of performance;

•
reviewing and recommending to the Elevra Board the remuneration arrangements for the Chair and the Non-Executive Directors of the board, including the aggregate fee level, board and committee fees, superannuation, travel and other benefits;

•	reviewing annually and recommending to the Elevra Board the remuneration arrangements for the Managing Director/Chief Executive Officer; and

•	reviewing and making recommendations to the Elevra Board annually on the individual remuneration levels and other remuneration arrangements for KMP.

The Nomination and Remuneration Committee will meet as often as the committee members deem necessary in order to fulfil their role. However, it is intended that the committee will normally meet at least twice per year.

6.D. Employees

As of June 30, 2025, Elevra had 230 employees, 220 of whom were employed outside of Australia.  During the year ended June 30, 2025, Elevra engaged an average of 6 temporary employees.

The following table sets forth the number of Elevra’s employees at the end of each of the past three fiscal years:
	As of June 30,
	2025	2024	2023
Employees in Australia	10	9	5
Employees outside of Australia	220	222	184
Total employees	230	231	189

As of September 30, 2025, Elevra had 232 employees, 223 of whom were employed outside of Australia and 6 were temporary employees. The changes to these numbers, as compared to June 30, 2025, are primarily the result of the Merger.

None of Elevra’s employees are represented by labor unions, collective bargaining agreements or other similar agreements. Elevra has never experienced labor-related work stoppages or strikes, and Elevra believes that its relations with employees are satisfactory.

6.E. Share Ownership

For information regarding the share ownership of Directors and Executive KMP, see “Item 7A. Major Shareholders.” For information as to Elevra’s arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company, see “Item 6B. Compensation.”

6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Elevra did not have any accounting restatement that required recovery of erroneously awarded compensation pursuant to Elevra’s compensation recovery policy, during or after the last completed fiscal year.  The complete copy of Elevra’s incentive-based compensation recovery policy is filed as Exhibit 97 to this annual report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Security Ownership of Major Shareholders, Directors and Executive KMP of Elevra

The following table sets forth information regarding the beneficial ownership of Elevra ordinary shares as of September 30, 2025 held by:

•	Each person, or group of affiliated persons, known by Elevra to beneficially own 5% or more of the issued and outstanding Elevra ordinary shares;

•	Each person who was a director or Executive KMP of Elevra as of June 30, 2025; and

•	All persons who, as of June 30, 2025, were Elevra’s directors and Executive KMP, as a group.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Amounts presented in this section include ordinary shares held in the form of ADSs. Each Elevra ADS represents ten Elevra ordinary shares. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of the directors, Executive KMP and named beneficial owners are care of Level 28, 10 Eagle Street, Brisbane, Queensland 4000, Australia.
	Shares Beneficially Owned(1)
	Number of Elevra Ordinary Shares	Percentage of Issued Elevra Ordinary Shares
Greater than 5% Holders
Resource Capital Fund VIII, L.P.	17,098,613(2)	9.99%
Executive KMP and Directors:
Allan Buckler	750,595	*
James Brown	71,714	*
Sylvain Collard	10,649(3)	*
Paul Crawford	1,110,176	*
Lucas Dow	16,667	*
Dougal Elder	23,415(4)	*
Philip Lucas	-	-
Laurie Lefcourt	3,667	*
All executive officers and directors as a group (8 persons)	1,987,247	1.18%

*	Indicates share ownership greater than 0% but less than 1%.
(1)
Beneficial ownership is determined according to the rules of the SEC and, generally, a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of September 30, 2025 and performance rights that are scheduled to settle in stock within 60 days of September 30, 2025. Options and performance rights that are scheduled to settle in stock within 60 days of September 30, 2025, are deemed to be outstanding for computing the percentage ownership of the person holding these options and performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

(2)	Includes 14,375,000 Elevra ordinary shares and 2,723,613 options that are exercisable as of September 30, 2025.
(3)	Includes 10,649 performance rights that are scheduled to settle in Elevra ordinary shares within 60 days of September 30, 2025.
(4)	Includes 11,334 Elevra ordinary shares and 12,081 performance rights that are scheduled to settle in Elevra ordinary shares within 60 days of September 30, 2025.

To the extent known to Elevra, other than as provided in the table above, Elevra’s other filings with the SEC and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since June 30, 2022.

Elevra’s major shareholders, Executive KMP and directors do not have different voting rights from other Elevra shareholders.

On September 4, 2025, Elevra issued 2,156,250,000 Elevra ordinary shares at the issue price of AU$0.032 ($0.02, at the then prevailing exchange rate) per Elevra ordinary share to RCF. Simultaneously, Elevra issued to RCF 408,541,913 options (which, following the Elevra share consolidation, were converted into 2,723,613 options) to purchase Elevra ordinary shares pursuant to the RCF option deed. Elevra remains obligated to issue to RCF an additional 5,276,387 options (on a post-consolidation basis), subject to applicable regulatory approvals. The options that were issued and may be issued to RCF pursuant to the RCF option deed have an exercise price of AU$4.80 per option and expire on December 31, 2028.

As of October 1, 2025, to Elevra’s knowledge, approximately 44% of the outstanding Elevra ordinary shares (including Elevra ordinary shares represented by Elevra ADSs) were beneficially owned by Elevra shareholders that were residents of the United States. As of September 30, 2025, to Elevra’s knowledge, there were 53,265 registered holders of Elevra ordinary shares, of which 22 had a registered address in the United States. As of September 30, 2025, to Elevra’s knowledge, Elevra ADSs represented approximately 35.8% of the outstanding Elevra ordinary shares. As of September 30, 2025, to Elevra’s knowledge, there were 9 registered holders of Elevra ADSs, of which 6 had a registered address in the United States. Since many Elevra ordinary shares and Elevra ADSs are held by brokers or other nominees, the number of Elevra ordinary shares and Elevra ADSs held of record may not be representative of the number of beneficial holders resident in the United States.

To the extent known to Elevra, it is neither directly nor indirectly owned or controlled by one or more corporations, by any government or by any other natural or legal person(s) severally or jointly. Elevra does not know of any arrangements, the operation of which might at a subsequent date result in a change in control of Elevra.

7.B. Related Party Transactions

On 9 January 2021, Elevra entered into a Spodumene Concentrate Purchase Agreement with a wholly owned subsidiary of Piedmont for the annual supply of 50% or 113,000 dmt of spodumene concentrate production from NAL, whichever is greater, for the life of mine of NAL. The price paid by Piedmont for the supply of spodumene concentrate under the agreement was equivalent to an average CIF China market price (in United States dollars) for 6.0% Li2O spodumene concentrate on a dry basis, with a minimum price of US$500 per dmt and a maximum price of US$900 per dmt on a delivered basis. Following the Merger, both seller and purchaser under the agreement became wholly owned subsidiaries of Elevra.

On July 15, 2024, Elevra entered into a joint venture agreement with Morella Corporation Limited with respect to several Pilbara tenements with lithium rights located in the Pilgangoora district in Western Australia, Australia. Under the joint venture agreement, Elevra owns a 49% interest in the tenements and Morella Corporation Limited owns a 51% interest in the tenements, which Morella Corporation Limited acquired pursuant to a previously entered earn-in agreement. Morella Corporation Limited can be considered a related party of Elevra for purposes of this Item 7.B solely because Mr. James Brown and Mr. Allan Buckler were, during the relevant period, directors of both Elevra and Morella Corporation Limited.

Piedmont is party to an earn-in agreement with Vinland Lithium Inc. to acquire up to a 62.5% equity interest in Killick Lithium project through current and future phased investments. As of September 30, 2025, Elevra, as the parent entity of Piedmont, owned an equity interest of approximately 20% in Vinland Lithium Inc. Vinland Lithium Inc. owns Killick Lithium Inc., which owns a large exploration property prospective for lithium located in southern Newfoundland, Canada. Piedmont is also party to a marketing agreement with Killick Lithium Inc. for 100% marketing rights and right of first refusal to purchase 100% of all lithium products produced by Killick Lithium Inc. on a life-of-mine basis at competitive commercial pricing.

See note 28 “Related Party Transactions” of the Elevra annual financial statements for additional information regarding Elevra’s investments in and transactions with associates and joint ventures.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Export Sales

The Company currently derives all of its revenues from sales outside of Australia.

For the fiscal years ended June 30, 2025 and 2024, all of the Company’s revenues were from sales outside of Australia. For the fiscal year ended June 30, 2023, the Company had no revenue.

Legal Proceedings

Elevra is subject to various legal and regulatory proceedings, claims and actions. Although the outcome of these proceedings, claims and actions cannot be predicted with certainty, Elevra does not currently believe that the outcome of any such proceedings, claims and actions would, in Elevra’s management’s judgment, have a material adverse effect on Elevra’s financial position or profitability, nor is Elevra aware of any material governmental proceedings pending or known to be contemplated.

Dividend Policy

The Company has never declared any dividends and does not anticipate that it will do so in the foreseeable future. The Company currently intends to retain future earnings, if any, to finance the development of its business. Subject to the Australian Corporations Act, the Constitution, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the Elevra Board may deem relevant, the Elevra Board may declare any dividends that, in its judgment, the financial position of the Company justifies.

8.B. Significant Changes

For a discussion of significant changes to Elevra following June 30, 2025, see note 33 “Subsequent Events” to the Elevra annual financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and Listing Details

The Elevra ordinary shares are listed on the Australian Securities Exchange under the trading symbol “ELV.” Elevra ADSs, each representing 10 Elevra ordinary shares, are traded on the Nasdaq under the trading symbol “ELVR.” The Elevra ADSs have traded on Nasdaq since September 2, 2025.

9.B Plan of Distribution

Not Applicable.

9.C Markets

See “Item 9. The Offer and Listing—A. Offer and Listing Details,” above.

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

The information called for by this item is included in Exhibit 2.1 “Description of Securities registered under Section 12 of the U.S. Exchange Act” of this annual report. A copy of Elevra’s Constitution is attached as Exhibit 1.1 to this annual report.

10.C. Material Contracts

Merger Agreement

On November 18, 2024, Elevra entered into Agreement and Plan of Merger, dated November 18, 2024 (as subsequently amended on April 22, 2025 and as it may have been further amended from time to time), by and among Elevra, Piedmont and Merger Sub. Pursuant to the Merger Agreement, at the effective time of the Merger (which occurred on August 29, 2025): (i) Merger Sub merged into Piedmont, with Piedmont surviving as a wholly owned subsidiary of Elevra; and (ii) each eligible share of Piedmont common stock, including any share in respect of which a Piedmont CDI had been issued, was converted as follows: (1) each Piedmont CDI representing 1/100th of an eligible share of Piedmont common stock issued and outstanding as of a record date prior to the effective time established pursuant to the settlement rules of the ASX was converted into the right to receive 5.27 Elevra ordinary shares; and (2) each eligible share of Piedmont common stock issued and outstanding immediately prior to the effective time and not represented by a Piedmont CDI was converted into the right to receive 0.35133 Elevra ADSs, such Elevra ADS representing together 527 Elevra ordinary shares.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement and Amendment No. 1 to the Merger Agreement, copies of which are attached as Exhibit 4.1 and Exhibit 4.2, respectively, to this annual report.

Elevra Placement Agreement

On November 19, 2024 (Sydney time), Elevra and Canaccord, as lead manager, executed a placement agreement (as amended by the amending deed, dated as of April 23, 2025 (Sydney time), the “Elevra placement agreement”), pursuant to which, among other things, Canaccord agreed to underwrite the placement of 1,250,000,000 Elevra ordinary shares at the issue price of AU$0.032 ($0.02 at the then-prevailing exchange rate) per Elevra ordinary share (the “Elevra equity raise”).

The Elevra equity raise was completed on November 28, 2024 (Sydney time), resulting in the aggregate proceeds of AU$40 million ($27 million at the then-prevailing exchange rate) before costs, including the management and selling fee of 0.8% of the Elevra equity raise amount and an underwriting fee of 3.2% of the Elevra equity raise amount.

Canaccord further agreed to underwrite the placement of an additional 2,156,250,000 Elevra ordinary shares at the issue price of AU$0.032 ($0.02 at the then-prevailing exchange rate) per Elevra ordinary share conditional upon, among other things, the closing of the Merger (the “closing equity raise”). The closing equity raise was completed on September 4, 2025 (Sydney time), resulting in the aggregate proceeds of AU$69 million ($45.2 million at the then-prevailing exchange rate) before costs, including the management and selling fee of 0.4% of the closing equity raise amount and an underwriting fee of 1.6% of the closing equity raise amount.

The foregoing description of the Elevra placement agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Elevra placement agreement and the amending deed to the Elevra placement agreement, copies of which are attached as Exhibit 4.3 and Exhibit 4.8, respectively, to this annual report.

Piedmont Placement Agreement

On November 19, 2024 (Sydney time), Piedmont and Canaccord, as lead manager, executed a placement agreement (the “Piedmont placement agreement”), pursuant to which, among other things, Canaccord agreed to underwrite the placement of 238,095,300 Piedmont CDIs, each representing 1/100th of a share of Piedmont common stock, at the issue price of AU$0.168 ($0.11 at the then-prevailing exchange rate) per Piedmont CDI (the “Piedmont equity raise”).

The Piedmont equity raise was completed on November 28, 2024 (Sydney time), resulting in the aggregate proceeds of AU$40 million ($27 million at the then-prevailing exchange rate) before costs, including the management and selling fee of 0.8% of the Piedmont equity raise amount and an underwriting fee of 3.2% of the Piedmont equity raise amount.

The foregoing description of the Piedmont placement agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Piedmont placement agreement, a copy of which is attached as Exhibit 4.4 to this annual report.

Share and Option Plan

Elevra’s Share and Option Plan (the “S&O Plan”) was adopted on November 16, 2022, following approval by Elevra’s shareholders, and was further amended by the Elevra Board on October 23, 2024.

Under the S&O Plan, the Elevra Board may generally grant incentive entitlements in the form determined by the Elevra Board, including (i) options to acquire Elevra ordinary shares upon payment of an exercise price and the satisfaction of the specified vesting conditions and (ii) performance rights that convert into Elevra ordinary shares upon the satisfaction of vesting conditions. Elevra ordinary shares allocated upon the vesting and, if applicable, exercise of such incentive entitlements may be allocated by one or more of: allotment and issue of Elevra ordinary shares by Elevra, acquiring Elevra ordinary shares on an exchange or in an off-market purchase and transferring those Elevra ordinary shares to the incentive entitlements holder, procuring the trustee of the S&O Plan trust to subscribe for or purchase Elevra ordinary shares and transferring those Elevra ordinary shares to the incentive entitlements holder, or allocating the Elevra ordinary shares held in the trust to the incentive entitlements holder.

The total number of Elevra ordinary shares that may be issued or required to be issued as a result of making an invitation to participate in the S&O Plan or issuing incentive entitlements, when aggregated with the number of Elevra ordinary shares issued or that may be issued as a result of offers made under the S&O Plan during the previous three-year period, may not exceed 5%  (or any other percentage permitted under applicable law from time to time) of the total number of Elevra ordinary shares on issue at the date of the relevant invitation or issuance.

The foregoing description of the S&O Plan does not purport to be complete and is qualified in its entirety by reference to the complete text of the S&O Plan Rules, a copy of which is attached as Exhibit 4.7 to this annual report.

RCF Subscription Agreement

On November 19, 2024 (Sydney time), Elevra and RCF executed a subscription agreement (as amended by the amending deed, dated as of April 23, 2025 (Sydney time), and the amending deed, dated as of August 12, 2025 (Sydney time), the “RCF subscription agreement”), pursuant to which RCF agreed to subscribe for up to 2,156,250,000 Elevra ordinary shares issuable in the closing equity raise at the issue price of AU$0.032 ($0.02 at the prevailing exchange rate as of June 2, 2025) per Elevra ordinary share. Completion of the subscription occurred on September 4, 2025 (Sydney time).

The foregoing description of the RCF subscription agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the RCF subscription agreement and the amending deeds to the RCF subscription agreement, copies of which are attached as Exhibit 4.5, Exhibit 4.9 and Exhibit 4.10, respectively, to this annual report.

RCF Option Deed

On August 12, 2025 (Sydney time), in connection with the execution of an amending deed to the RCF subscription agreement extending the end date thereunder, Elevra and RCF executed the RCF option deed, pursuant to which Elevra agreed to issue to RCF a total of 1,200,000,000 options to purchase Elevra ordinary shares in two tranches. Tranche 1 of the options, consisting of such number of options that result in RCF holding an interest of 9.99% of all issued capital in Elevra, was issuable on the date of issuance of Elevra ordinary shares to RCF under the RCF subscription agreement. Tranche 2, consisting of the balance of the options, is issuable on the date that is 5 business days following satisfaction (or waiver) of the conditions relating to approval of the acquisition of tranche 2 of the options by RCF under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth).

On September 4, Elevra issued tranche 1 of the options, consisting of 408,541,913 options (which, following the Elevra share consolidation, were converted into 2,723,613 options). Elevra remains obligated to issue to RCF an additional 5,276,387 tranche 2 options (on a post-consolidation basis), subject to satisfaction or waiver of the applicable conditions.

Each option had an exercise price of AU$0.032 per option, which, following the Elevra share consolidation, was adjusted to AU$4.80 per option, and expires on December 31, 2028. RCF may transfer its options to purchase Elevra ordinary shares to a third party.

The foregoing description of the RCF option deed does not purport to be complete and is qualified in its entirety by reference to the complete text of the RCF option deed, a copy of which is attached as Exhibit 4.11 to this annual report.

RCF Information and Observation Rights Letter

Concurrently with the execution of the RCF subscription agreement, on November 19, 2024 (Sydney time) Elevra and RCF executed an information and observation rights letter agreement (the “RCF information and observation rights letter”). Pursuant to the RCF information and observation rights letter, following completion of the closing equity raise, RCF or its affiliate transferee has the right to designate an observer (the “RCF Observer”) to the Elevra Board (who, among other requirements, must be acceptable to Elevra, have appropriate qualifications for the role, and not have ever had a criminal record) for so long as RCF or its affiliate transferee holds Elevra ordinary shares. Furthermore, and subject to certain terms and conditions: (i) RCF has the right to receive true and correct copies of all documents, reports, financial data and other information as it may reasonably request; (ii) subject to execution of a non-disclosure agreement no more onerous than that executed by members of the Elevra Board, the RCF Observer has the right to attend all meetings of the Elevra Board (and all committees thereof) and receive copies of all materials provided to the Elevra Board, provided that the RCF Observer has no voting rights with respect to actions taken or elected not to be taken by the Elevra Board, and has no right to make motions or propose resolutions of the Elevra Board; (iii) RCF has the right to consult with and advise management of Elevra on all matters relating to the operation of Elevra; (iv) Elevra agrees to consider, in good faith, the recommendations of RCF; and (v) Elevra agrees to promptly deliver to RCF copies of all information and disclosures made by Elevra pursuant to the ASX Listing Rules, if applicable, the Nasdaq listing rules and applicable provisions of the Australian Corporations Act. Ms. Jacqueline Murray serves as the RCF Observer as of the date of this annual report.

The foregoing description of the RCF information and observation rights letter does not purport to be complete and is qualified in its entirety by reference to the complete text of the RCF information and observation rights letter, a copy of which is attached as Exhibit 4.6 to this annual report.

Deposit Agreement

On August 28, 2025, Elevra entered into a deposit agreement with The Bank of New York Mellon, as the depositary, and the holders and beneficial owners of Elevra ADSs that sets out the terms on which the depositary has agreed to act as depositary with respect to Elevra ADSs. The deposit agreement contains, amongst other things, customary provisions pertaining to the form of ADRs, the deposit and withdrawal of Elevra ordinary shares, distributions to holders of Elevra ADSs, voting of ordinary shares underlying Elevra ADSs, obligations of the depositary and Elevra, charges of the depositary, and compliance with U.S. securities laws.

The foregoing description of the deposit agreement does not purport to be complete and is qualified in its entirety by reference to the form of the deposit agreement, attached as Exhibit 2.2 to this annual report, and revised form of ADR, attached as Exhibit 2.3 to this annual report.

10.D. Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, (other than as specified in “Item 10. Additional Information—E. Taxation” below and certain restrictions imposed under Australian law in relation to dealings with the assets of and transactions with, designated countries, entities and persons specified by the Australian Government Department of Foreign Affairs and Trade from time to time, including, persons connected with terrorism) there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Transaction Reports and Analysis Centre, which monitors such transactions.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, foreign persons require the approval of the Australian Federal Treasurer to acquire more than a limited percentage of interests in an Australian company. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) and the Foreign Acquisitions and Takeovers Regulations 2015 (Cth) (together, the “FIRB Legislation”).

Under the FIRB Legislation, in general terms, any foreign person (either alone or together with any one or more of its associates) is prohibited from acquiring 20% or more of the voting power (including potential voting power) or issued shares (including rights to, and other prescribed interests in, issued shares) in an Australian entity, whose total issued securities value or total asset value (whichever is higher) exceed A$330 million (or A$1,427 million for investors from free trade agreement countries, including the United States). All acquisitions of direct interests in Australian entities (generally comprising 10% or more of the voting power or issued shares) by foreign government investors, must be notified to the Australian Federal Treasurer in accordance with the FIRB Legislation.

If applicable thresholds are met, the Australian Federal Treasurer may prevent a proposed acquisition or impose conditions on such acquisition if satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FIRB Legislation, the Australian Federal Treasurer may make a range of orders, including an order for the divestiture of such person’s shares or interest in shares in that Australian company.

10.E. Taxation

The following summary of the material Australian and U.S. federal income tax consequences of an investment in Elevra ordinary shares and Elevra ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this Form 20-F, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in Elevra ordinary shares or Elevra ADSs, such as the tax consequences under U.S. state, local, non-income and any other tax laws other than Australian and U.S. federal income tax laws.

Material U.S. Federal Income Tax Considerations to U.S. Holders

The following summary describes the material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of Elevra ordinary shares and Elevra ADSs. This discussion does not address any tax consequences arising under the laws of any U.S. state or local or non-U.S. jurisdiction, or under any U.S. federal laws other than those relating to income tax. In addition, it does not address any alternative minimum tax consequences or the potential application of the Medicare contribution tax on net investment income. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated under the Code, administrative rulings and judicial decisions, all as of the date hereof and any or all of which could change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion is not binding on the Internal Revenue Service (the “IRS”) or a court, and Elevra has not obtained (and does not intend to obtain) a ruling from the IRS with respect to the tax consequences described below. Accordingly, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the conclusions set forth in this discussion.

This summary only addresses U.S. holders that hold Elevra ordinary shares or Elevra ADSs as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment purposes). This summary does not discuss all U.S. federal income tax considerations that may be relevant to a U.S. holder of Elevra ordinary shares or Elevra ADSs in light of such U.S. holder’s particular circumstances, nor does it discuss any U.S. federal income tax considerations that may apply to U.S. holders subject to special tax rules, such as:

•	banks, insurance companies, regulated investment companies and real estate investment trusts;

•	financial institutions;

•	individual retirement and other tax-deferred accounts;

•	certain former U.S. citizens or long-term residents;

•	brokers or dealers in securities;

•	traders that elect to use a mark-to-market method of accounting;

•
partnerships (including entities or arrangements that are treated as partnerships), S corporations and other pass through entities for U.S. federal income tax purposes, and partners, members or investors in such entities;

•	tax-exempt organizations;

•	persons that hold Elevra ordinary shares or Elevra ADSs as part of a straddle, hedge, constructive sale, conversion or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar;

•	persons that own (directly, indirectly or constructively) 10% or more of the vote or value of Elevra’s equity;

•	persons subject to special tax accounting rules (including rules requiring the recognition of gross income based on a taxpayer’s applicable financial statement); or

•	persons who received Elevra ordinary shares or Elevra ADSs as compensation.

If a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes owns or disposes of Elevra ordinary shares or Elevra ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that own or dispose of Elevra ordinary shares or Elevra ADSs are urged to consult their tax advisors.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of Elevra ordinary shares or Elevra ADSs that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable U.S. income tax regulations to be treated as a U.S. person.

This discussion is based, in part, upon the terms of Elevra’s deposit agreement and the assumption that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

Holders of Elevra ordinary shares or Elevra ADSs are urged to consult their tax advisors with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to them of owning and disposing of Elevra ordinary shares or Elevra ADSs in light of their particular circumstances, including the possible effects of changes in U.S. federal income and other tax laws and the effects of any tax treaties.

Elevra ADSs

Assuming the deposit agreement and all other related agreements will be performed in accordance with their terms, a U.S. holder of Elevra ADSs will be treated as the beneficial owner for U.S. federal income tax purposes of the Elevra ordinary shares represented by such Elevra ADSs.

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distribution on the Elevra ordinary shares or Elevra ADSs (including any Australian tax withheld from such distribution) that is made out of Elevra’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. holder (in the case of the Elevra ordinary shares) or by the depositary (in the case of the Elevra ADSs). To the extent that the amount of the distribution exceeds Elevra’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Elevra ordinary shares or Elevra ADSs, and thereafter as capital gain recognized on a sale or exchange of such Elevra ordinary shares or Elevra ADSs. However, Elevra may be unable to determine the portion of a distribution that is a dividend for U.S. federal income tax purposes, in which case Elevra will be required to report the entire amount of such distribution as a dividend. U.S. holders are urged to consult their tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from Elevra.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. A non-U.S. corporation is treated as a “qualified foreign corporation” with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury and IRS guidance indicates that shares listed on the Nasdaq will be considered readily tradable on an established securities market in the United States. Elevra ADSs are listed on the Nasdaq and, therefore, currently should meet this requirement, although there can be no assurance that the Elevra ADSs will continue to be considered readily tradable on an established securities market in future years. If the Elevra ADSs were not considered readily tradable on an established securities market, then Elevra nevertheless may be a qualified foreign corporation if Elevra is eligible for benefits under the U.S.-Australia income tax treaty. However, Elevra will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.” U.S. holders are urged to consult their tax advisors regarding the availability of the reduced rates of taxation on dividends.

Distributions paid in Australian dollars, including any Australian withholding taxes, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt, the tax basis of the U.S. holder in those Australian dollars will be equal to their U.S. dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign currency exchange gain or loss. However, if the Australian dollars so received are not converted into U.S. dollars on the date of actual or constructive receipt, then the U.S. holder will have a basis in the Australian dollars equal to their U.S. dollar value on the date of actual or constructive receipt and will recognize foreign currency exchange gain or loss when such Australian dollars are converted into U.S. dollars. Any foreign currency exchange gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to such U.S. holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain conditions and limitations, non-refundable withholding taxes (at a rate not in excess of any applicable income tax treaty rate), if any, on dividends paid by Elevra may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on the Elevra ordinary shares or the Elevra ADSs generally will be treated as income from sources outside the United States and generally will constitute passive category income. However, if Elevra were a “United States-owned foreign corporation” (generally, a non-U.S. corporation 50% or more of the stock of which, by vote or value, is held directly, indirectly or under applicable constructive ownership rules, by U.S. persons), then at least a portion of the dividends paid with respect to Elevra ordinary shares or Elevra ADSs would be U.S. source income for foreign tax credit purposes if and to the extent that more than a de minimis amount of the earnings and profits out of which the dividends were paid is from sources within the United States. Elevra cannot provide any assurances that it will not be characterized as a “United States-owned foreign corporation” as Elevra does not track the ownership of its shares by U.S. persons. Moreover, Elevra does not expect to maintain calculations with respect to the source of its earnings and profits under U.S. federal income tax principles. The rules governing the U.S. foreign tax credit are complex. U.S. holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale, Exchange or Other Disposition of Elevra Ordinary Shares or Elevra ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Elevra ordinary shares or Elevra ADSs in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such Elevra ordinary shares or Elevra ADSs. Any gain or loss recognized by a U.S. holder on a taxable disposition of Elevra ordinary shares or Elevra ADSs generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in such Elevra ordinary shares or Elevra ADSs exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Elevra ordinary shares or Elevra ADSs generally will be treated as U.S. source gain or loss.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders could be materially different from that described above if Elevra is treated as a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. A PFIC is any non-U.S. corporation with respect to which either: (i) 75% or more of the non-U.S. corporation’s gross income for any taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such non-U.S. corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a non-U.S. corporation is a PFIC is based upon the composition of such non-U.S. corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation or any partnership in which it owns, directly or indirectly, 25% (by value) of the equity) and the nature of such non-U.S. corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. If Elevra is treated as a PFIC for any taxable year during a U.S. holder’s holding period, it will, with respect to such U.S. holder, always be treated as a PFIC, regardless of whether it satisfied either of the qualification tests in subsequent years, subject to certain exceptions.

If Elevra were a PFIC for any taxable year and any non-U.S. corporation in which Elevra owns equity interests is also a PFIC (any such entity, a “lower-tier PFIC”), then a U.S. holder will also be deemed to own a proportionate amount (by value) of the shares of each such lower-tier PFIC and, unless timely QEF elections (as defined and discussed further below) are made, generally will be subject to U.S. federal income tax according to the excess distribution rules described below on (i) certain distributions by any lower-tier PFIC and (ii) dispositions of shares of any lower-tier PFIC, in each case, as if the U.S. holder held such shares directly, even though the U.S. holder will not receive any proceeds of those distributions or dispositions.

PFIC Status of Elevra. Elevra has not made an assessment at this time regarding the likelihood that it will be classified as a PFIC for the current taxable year or for any future taxable years. In any case, the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that Elevra will not be a PFIC for any taxable year.

If Elevra is or becomes a PFIC during any year in which a U.S. holder holds Elevra ordinary shares or Elevra ADSs, then there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules: (i) the excess distribution regime (which is the default regime), (ii) the qualified electing fund (“QEF”) regime, or (iii) the mark-to-market regime. A U.S. holder who holds (actually or constructively) stock in a non-U.S. corporation during any year in which such corporation is a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are not eligible for the lower rates of taxation applicable to qualified dividend income under any of the foregoing regimes.

Excess Distribution Regime. If a U.S. holder does not make or is not eligible to make a QEF election or a mark-to-market election, as described below, the U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of Elevra ordinary shares or Elevra ADSs, and (ii) any “excess distribution” on Elevra ordinary shares or Elevra ADSs (generally, any distributions in excess of 125% of the average of the annual distributions on Elevra ordinary shares and Elevra ADSs during the preceding three taxable years or the U.S. holder’s holding period for the Elevra ordinary shares or Elevra ADSs that preceded the taxable year of the distribution, whichever is shorter). Generally, under this excess distribution regime:

•	the gain or excess distribution will be allocated ratably over the period during which the U.S. holder held Elevra ordinary shares or Elevra ADSs;

•
the amount allocated to the current taxable year and to any taxable year during the U.S. holder’s holding period before the first day of the first taxable year in which Elevra became a PFIC, will be taxed as ordinary income; and

•
the amount allocated to other prior taxable years not described in the preceding bullet will be subject to the highest tax rate in effect for that taxable year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution generally will be determined without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of Elevra ordinary shares or Elevra ADSs cannot be treated as capital gains, even if such securities are held as capital assets.

QEF Regime. If a U.S. holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. holder will be required to include in income each year its allocable portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if such portion is not distributed to the U.S. holder. Thus, the U.S. holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. U.S. holders of Elevra ordinary shares or Elevra ADSs should not expect that they will receive cash distributions from Elevra sufficient to cover their respective U.S. tax liability with respect to such QEF income inclusions.

The timely QEF election also allows the electing U.S. holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status, or make an annual election, subject to certain limitations, to defer payment of current taxes on its undistributed QEF income inclusions, subject to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to its shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years.

A U.S. holder’s tax basis in Elevra ordinary shares or Elevra ADSs will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as qualified dividend income. Amounts included as QEF income inclusions with respect to direct and indirect PFICs generally will not be taxed again when distributed by such PFICs.

A U.S. holder may make a QEF election with respect to Elevra ordinary shares or Elevra ADSs only if Elevra provides U.S. holders on an annual basis with certain information, including a “PFIC annual information statement” as described in the U.S. Treasury regulations. There can be no assurance that Elevra will have timely knowledge of its status as a PFIC in the future or that Elevra will timely provide U.S. holders with the required information on an annual basis to allow U.S. holders to make and maintain a QEF election with respect to Elevra ordinary shares or Elevra ADSs in the event Elevra is treated as a PFIC for any taxable year. The failure to provide such information on an annual basis could prevent a U.S. holder from making a QEF election or result in the invalidation or termination of a U.S. holder’s prior QEF election. A valid QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS.

If a U.S. holder makes a QEF election with respect to Elevra ordinary shares or Elevra ADSs in a year after Elevra’s first taxable year as a PFIC in which the U.S. holder held (or was deemed to hold) Elevra ordinary shares or Elevra ADSs, then notwithstanding such QEF election, the excess distribution regime discussed above, adjusted to take into account the QEF income inclusions resulting from the QEF election, will continue to apply with respect to such U.S. holder’s Elevra ordinary shares or Elevra ADSs, unless the U.S. holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. holder will be deemed to have sold such Elevra ordinary shares or Elevra ADSs at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in Elevra ordinary shares or Elevra ADSs.

Mark-to-Market Regime. Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if they are “regularly traded” on a national securities exchange that is registered with the SEC, such as the Nasdaq. As discussed above, Elevra ADSs are listed on the Nasdaq. However, there can be no assurance that Elevra ADSs will be “regularly traded” for purposes of these rules. Pursuant to such an election, a U.S. holder of Elevra ADSs would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. holder may treat as ordinary loss any excess of the adjusted basis of such Elevra ADSs over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in Elevra ADSs will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of Elevra ADSs in a taxable year in which Elevra is a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election, and any loss in excess of such prior inclusions generally would be treated as a capital loss). A mark-to-market election applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that a mark-to-market election generally would not be available with respect to stock of lower-tier PFICs that is nonmarketable. U.S. holders are urged to consult their tax advisors to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election.

PFIC Reporting Requirements. A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder generally is required to file an IRS Form 8621 with such U.S. holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such forms are properly filed. The rules dealing with PFICs and with the QEF, purging and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. holders of Elevra ordinary shares or Elevra ADSs are urged to consult their tax advisors concerning the application of the PFIC rules under their particular circumstances.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to such assets, subject to certain exceptions (including an exception for specified foreign financial assets held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold such assets. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close until three years after the date on which the required information is filed. U.S. holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Elevra ordinary shares or Elevra ADSs.

Information Reporting and Backup Withholding

U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of Elevra ordinary shares or Elevra ADSs. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, Elevra ordinary shares or Elevra ADSs by a paying agent within the United States to a U.S. holder, other than U.S. holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, Elevra ordinary shares or Elevra ADSs within the United States to a U.S. holder (other than U.S. holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such holder’s U.S. federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Australian Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services (“GST”) tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the Elevra ordinary shares or Elevra ADSs. It is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, tax exempt organizations or employee share scheme participants). In addition, this summary does not discuss any non-Australian tax considerations. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. This summary is based upon the premise that the holder is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment (referred to as a “Foreign Shareholder” in this summary).

Australian Income Tax

Nature of Elevra ADSs for Australian Taxation Purposes

Elevra ordinary shares represented by Elevra ADSs held by a U.S. holder will be treated for Australian income tax purposes as held under a “bare trust” for such holder. Consequently, the underlying Elevra ordinary shares will be regarded as owned by the ADS holder for Australian income tax (including capital gains tax (“CGT”)) purposes. Dividends paid on the underlying Elevra ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends paid to Foreign Shareholders are not subject to dividend withholding tax. Dividends paid to Foreign Shareholders are generally subject to dividend withholding tax, to the extent that the dividends are not sourced from foreign (i.e. non-Australian) sourced profits, are not declared to be “conduit foreign income” (“CFI”), and are unfranked. Dividend withholding tax will be imposed at 30%, unless a Foreign Shareholder is a resident of a country with which Australia has a double taxation agreement (“DTA”) and qualifies for the benefits of the DTA. Under the provisions of the current DTA between Australia and the United States (“Australia-U.S. DTA”), the rate of Australian tax to be withheld on unfranked dividends paid by Elevra (the “Company”) (which are not declared to be CFI) to which a resident of the United States is beneficially entitled, is generally limited to 15% if the U.S. resident holds less than 10% of the voting power in Elevra.

If a Foreign Shareholder that is a company and is a resident of the United States holds 10% or more of the voting power in Elevra and is beneficially entitled to dividends from Elevra, the rate of Australian dividend withholding tax is limited to 5%. In limited circumstances, the rate of withholding can be reduced to zero.

Tax on Sales or Other Dispositions of Shares – Capital Gains Tax

A Foreign Shareholder will not be subject to Australian CGT on any gain made on the sale or other disposal of Elevra ordinary shares, unless broadly it, together with associates, holds 10% or more of the paid-up share capital in Elevra, at the time of disposal or for 12 months of the last 2 years prior to disposal.

A Foreign Shareholder who, together with associates, broadly owns a 10% or more interest would be subject to Australian CGT on the sale of that interest if more than 50% of Elevra’s assets by market value (held directly or indirectly and determined by reference to market value), consists of interests in Australian real property, which includes land and leases of land, as well as mining, quarrying or prospecting rights (this is referred to as “taxable Australian property” (“TAP”)).

The Australian Government has announced certain changes to the TAP rules which are expected to take effect from 1 October 2025 (or the first 1 January, 1 April, 1 July or 1 October after the amending legislation receives royal assent) and, among other things, expand the definition and to require Foreign Shareholders disposing of interests of A$20 million in value to notify the Australian Taxation Office (“ATO”) prior to the transaction being executed, but legislation has not yet been introduced in this regard.

Relief from Australian CGT is unlikely to be provided by the Australian-U.S. DTA. Australian CGT applies to net capital gains of Foreign Shareholders at the Australian tax rates for non-Australian residents, which start at a marginal rate of 30% for individuals. Net capital gains are calculated after reduction for capital losses (including carry forward net capital losses provided that the relevant loss utilization tests have been satisfied), noting that capital losses may only be offset against capital gains.

The 50% CGT discount is not available to non-Australian residents on gains that accrued after May 8, 2012. Companies, whether Australian resident or not, are not entitled to the CGT discount. Broadly, where there is a disposal of TAP, the purchaser will be required to withhold and remit to the ATO 15% of the proceeds from the sale (which increased from 12.5% on 1 January 2025). A transaction is excluded from the withholding requirements in certain circumstances, including where the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending arrangement, or the transaction is conducted using a broker operated crossing system. The Foreign Shareholder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return.

Tax on Sales or Other Dispositions of Shares – Shareholders Holding Shares on Revenue Account

Some Foreign Shareholders may hold Elevra ordinary shares on “revenue” account rather than on capital account – for example, share traders. These shareholders may have the gains made on the sale or other disposal of the Elevra ordinary shares included in their assessable income under the ordinary income or trading stock provisions of the income tax law, if the gains are sourced in Australia.

Foreign Shareholders assessable under these ordinary income provisions in respect of gains made on Elevra ordinary shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 30.0% for individuals. Relief from Australian income tax may be available to such Foreign Shareholders under the Australia-U.S. DTA.

The comments above in “Tax on Sales or Other Dispositions of Shares—Capital Gains Tax” regarding a purchaser being required to withhold 15% tax on the acquisition of TAP equally applies where the disposal of the Australian real property asset by a foreign resident is likely to generate gains on revenue account, rather than a capital gain.

Australian Death Duty

Australia does not have estate or death duties (although some Australian States/Territories do have ad valorem probate filing fees). As a general rule, no CGT liability is realized upon the inheritance of a deceased person’s Elevra ordinary shares. The disposal of inherited Elevra ordinary shares by beneficiaries may, however, give rise to a CGT liability if the gain falls within the scope of Australia’s jurisdiction to tax (as discussed above).

Stamp Duty

Generally, no Australian stamp duty is payable by Australian residents or non-Australian residents on the issue, agreement to transfer, transfer, surrender of, or other dealing in, the Elevra ADSs or the Elevra ordinary shares, provided that at the time of such dealing, all of the issued shares in Elevra are quoted on the ASX and the dealing does not result in a person or entity acquiring or commencing to hold or otherwise being beneficially entitled to, on an associate inclusive basis, 90% or more of the total issued shares in Elevra.

GST

The supply of Elevra ADSs and/or Elevra ordinary shares will not be subject to Australian GST. Similarly, any distributions or dividends will not be subject to Australian GST.

10.F.       Dividends and Paying Agents

Not applicable.

10.G.      Statement by Experts

Not applicable.

10.H.      Documents on Display

Elevra files reports, including annual reports on Form 20-F, furnishes current reports on Form 6-K and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains a website that contains reports and information statements regarding issuers that file electronically with the SEC. Elevra’s reports (including this annual report) and other information about Elevra can be downloaded from the SEC’s website at www.sec.gov. Information on the SEC’s website is not incorporated by reference into or otherwise part of this annual report.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Elevra is required to provide its annual reports to security holders in response to the requirements of Form 6-K, and Elevra submits its annual reports to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For information regarding quantitative and qualitative information about market risk, see note 23 “Financial Instruments and Risk Management” to the Elevra annual financial statements included herein.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Depositary Fees and Charges

As an Elevra ADS Holder, you will be required to pay the following service fees to the depositary bank:

Persons depositing or withdrawing Elevra ordinary shares or Elevra ADS Holders must pay:	For:

$5.00 (or less) per 100 Elevra ADSs (or portion of 100 Elevra ADSs)
Issuance of Elevra ADSs, including issuances resulting from a distribution of Elevra ordinary shares or rights or other property

Cancellation of Elevra ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per Elevra ADS	Any cash distribution to Elevra ADS Holders

Persons depositing or withdrawing Elevra ordinary shares or Elevra ADS Holders must pay:	For:

A fee equivalent to the fee that would be payable if securities distributed to you had been Elevra ordinary shares and the Elevra ordinary shares had been deposited for issuance of Elevra ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary bank to Elevra ADS Holders

$0.05 (or less) per Elevra ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of Elevra ordinary shares on its share register to or from the name of the depositary bank or its agent when you deposit or withdraw Elevra ordinary shares

Expenses of the depositary bank	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary bank or the custodian have to pay on any Elevra ADSs or Elevra ordinary shares represented by Elevra ADSs, such as stock transfer taxes, stamp duty or withholding taxes
As necessary

Any charges incurred by the depositary bank or its agents for servicing the deposited securities	As necessary

The depositary bank collects its fees for delivery and surrender of Elevra ADSs directly from parties depositing Elevra ordinary shares or surrendering Elevra ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary bank collects fees for making distributions to holders of Elevra ADSs by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary bank may collect its annual fee for depositary bank services by deduction from cash distributions or by directly billing holders of Elevra ADSs or by charging the book-entry system accounts of participants acting for them. The depositary bank may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to Elevra ADS Holders that are obligated to pay those fees. The depositary bank may generally refuse to provide fee-attracting services until its fees for those services are paid.

The depositary bank may convert currency itself or through any of its affiliates, or the custodian or Elevra may convert currency and pay U.S. dollars to the depositary bank. Where the depositary bank converts currency itself or through any of its affiliates, the depositary bank acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary bank or its affiliate receives when buying or selling foreign currency for its own account. The depositary bank makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to Elevra ADS Holders, subject to the depositary bank’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary bank is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to Elevra ADS Holders, and the depositary bank makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary bank may receive dividends or other distributions from Elevra in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by Elevra and, in such cases, the depositary bank will not engage in, or be responsible for, any foreign currency transactions and neither it nor Elevra makes any representation that the rate obtained or determined by Elevra is the most favorable rate and neither it nor Elevra will be liable for any direct or indirect losses associated with the rate.

From time to time, the depositary bank may make payments to Elevra to reimburse it for costs and expenses generally arising out of establishment and maintenance of the Elevra ADS program, waive fees and expenses for services provided to Elevra by the depositary bank or share revenue from the fees collected from Elevra ADS Holders. In performing its duties under the deposit agreement, the depositary bank may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary bank and that may earn or share fees, spreads or commissions.

For the fiscal year ended June 30, 2025, the depositary bank did not reimburse Elevra for any eligible expenses, as the Elevra ADSs were not yet issued.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. Material Modifications to Instruments

On September 16, 2025, Elevra effected a consolidation of Elevra’s equity securities, including the Elevra ordinary shares, in accordance with Section 245H of the Australian Corporations Act, at a ratio of 150:1, whereby, on an as-converted, fully-diluted basis, each 150 Elevra ordinary shares were converted into one Elevra ordinary share, with any resulting fractional shares otherwise held by a shareholder of Elevra rounded up to the nearest whole share. As a result of the Elevra share consolidation, the number of issued Elevra ordinary shares was reduced from 25,265,148,318 to 168,458,841 and each Elevra ADS, which had previously represented 1,500 Elevra ordinary shares, now represents 10 Elevra ordinary shares.

14.B. Material Modifications to Rights

Not applicable.

14.C. Withdrawal or Substitution of Assets

Not applicable.

14.D. Change in Trustees or Paying Agent

Not applicable.

14.E. Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

15.A. Disclosure Controls and Procedures

Management of the Company, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined under Section 13(a) or 15(d) of the U.S. Exchange Act) as of the end of the period covered by this annual report. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2025.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management of the Company, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. However, the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, recognize that there are inherent limitations to the effectiveness of any control system regardless of how well designed and operated. Accordingly, a control system can provide only reasonable assurance of achieving the desired control objectives, and no evaluation can provide absolute assurance that all control issues have been detected.

15.B. Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

15.C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

15.D. Changes in Internal Control Over Financial Reporting

There has been no change to the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the U.S. Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Elevra Board has determined that Ms. Laurie Lefcourt is an “audit committee financial expert” as such term is defined under the applicable regulations of the SEC and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of Nasdaq. The Elevra Board has also determined that Ms. Laurie Lefcourt is independent under Rule 10A-3 under the U.S. Exchange Act and the standards of Nasdaq, for purposes of the Audit and Risk Committee.

ITEM 16B.	CODE OF ETHICS

Elevra has adopted a Corporate Code of Conduct that applies to all of Elevra’s directors, managers and employees as well as contractors, agents or any other third parties who interact with external parties on Elevra’s behalf. The Corporate Code of Conduct addresses, among other things, conflicts of interest, communications and disclosures, fair dealing and compliance with applicable laws, confidential information and the process for reporting violations of the Corporate Code of Conduct. The Corporate Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F. Elevra will disclose on its website any amendment to, or waiver from, a provision of the Corporate Code of Conduct that applies to its directors or executive officers to the extent required under the rules of the SEC or the Nasdaq. The Corporate Code of Conduct is available on Elevra’s website at www.elevra.com/about/corporate-governance. The information contained on or through the website, or any other website referred to herein, is not incorporated by reference in this annual report.

Elevra will disclose on its website any amendment to, or waiver from, a provision of the Corporate Code of Conduct that applies to any of its senior management to the extent required under the rules of the SEC.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

On October 10, 2024, the Company engaged Moore Australia Audit (WA) as the Company’s independent registered public accounting firm with respect to the Elevra annual financial statements to be included in the Form F-4 registration statement with respect to the Merger. On November 12, 2024, the Elevra Board agreed that Moore Australia Audit (QLD) Pty Ltd (formerly known as Nexia Brisbane Audit Pty Ltd, as described below) would not continue in its role as Elevra’s independent auditor and approved the engagement of the Brisbane, Australia, office of Ernst & Young as Elevra’s independent auditor to audit its consolidated financial statements for the fiscal year ending June 30, 2025. On December 2, 2024, upon delivery to Elevra of its letter of resignation, Moore Australia Audit (QLD) Pty Ltd’s resignation as independent auditor of the Company took effect. On November 28, 2024, Ernst & Young was appointed as independent auditor of the Company under the Australian Corporations Act.

The following table sets forth the amount of fees billed by Moore Australia Audit (QLD) Pty Ltd for each of the years ended June 30, 2025 and 2024 (in thousands of AU$):

	2025	2024
Audit fees	-	392,804
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	-	392,804

The following table sets forth the amount of fees billed by Moore Australia Audit (WA) for each of the years ended June 30, 2025 and 2024 (in thousands of AU$):

	2025	2024
Audit fees	-	150,518
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	-	150,518

The following table sets forth the amount of fees billed by Ernst & Young for each of the years ended June 30, 2025 and 2024 (in thousands of AU$):

	2025	2024
Audit fees	640,200	-
Audit-related fees	1,314,609	-
Tax fees	566,430	-
All other fees	-	-
Total fees	2,521,329	-

Audit-related fees in the above table for the fiscal year ended June 30, 2025 relate to due diligence and other assurance services in relation to the Merger. Tax fees in the above table for the fiscal year ended June 30, 2025 relate to tax due diligence services and advice in relation to the Merger, and other services provided by Ernst & Young as the Group’s former global tax service provider.

Pre-Approval Policies and Procedures.

Elevra’s Audit and Risk Committee evaluates and approves in advance the scope and cost of all engagements of an auditor before the auditor renders its services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the fiscal year ended June 30, 2025, no purchases of Elevra ordinary shares were made by or on behalf of the Company or any affiliated purchaser, and no Elevra ADSs were issued and outstanding.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 12, 2024, the Elevra Board agreed that Moore Australia Audit (QLD) Pty Ltd (formerly known as Nexia Brisbane Audit Pty Ltd, as described below) would not continue in its role as Elevra’s independent auditor and approved the engagement of the Brisbane, Australia, office of Ernst & Young as Elevra’s independent auditor to audit its consolidated financial statements for the fiscal year ending June 30, 2025. In accordance with the Australian Corporations Act, on November 21, 2024, Moore Australia Audit (QLD) Pty Ltd submitted an application to ASIC to resign, on November 25, 2024, ASIC consented to Moore Australia Audit (QLD) Pty Ltd’s resignation, on November 28, 2024, Elevra’s shareholders approved the appointment of Ernst & Young at Elevra’s annual general meeting, and, on December 2, 2024, upon delivery to Elevra of its letter of resignation, Moore Australia Audit (QLD) Pty Ltd’s resignation took effect and Ernst & Young was appointed as independent auditor under the Australian Corporations Act. Moore Australia Audit (QLD) Pty Ltd did not perform any services for Elevra during the period between shareholder approval of Ernst & Young’s appointment and the effectiveness of its resignation. On October 10, 2024, Elevra engaged Moore Australia Audit (WA) as Elevra’s independent registered public accounting firm with respect to the Elevra annual financial statements for the fiscal years ended June 30, 2024 and 2023 included in the Form F-4 registration statement with respect to the Merger. Moore Australia Audit (WA) is an independent registered public accounting firm registered with the PCAOB, separate from Moore Australia Audit (QLD) Pty Ltd and an independent member of the Moore Australia Network and Moore Global Network Limited (collectively, the “Moore Global Network”). As of September 30, 2025, given the completion of the Merger and Moore Australia Audit (WA)’s completion of its engagement as Elevra’s independent registered public accounting firm with respect to the Elevra annual financial statements included in the Form F-4 registration statement with respect to the Merger, Moore Australia Audit (WA) resigned as Elevra’s independent registered public accounting firm. Ernst & Young was appointed as Elevra’s current independent registered public accounting firm on October 3, 2025.
The decision to not reappoint Moore Australia Audit (QLD) Pty Ltd and to engage Ernst & Young as Elevra’s independent auditor under the Australian Corporations Act was recommended by Elevra’s Audit and Risk Committee and approved by Elevra’s Board. The decision to not reappoint Moore Australia Audit (WA) and to engage Ernst & Young as Elevra’s independent registered public accounting firm was approved by Elevra’s Audit and Risk Committee.

During the fiscal years ended June 30, 2024 and 2023 and the subsequent interim period preceding Moore Australia Audit (QLD) Pty Ltd’s resignation, there were no (1) disagreements with Moore Australia Audit (QLD) Pty Ltd on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused it to make reference in connection with its opinion to the subject matter of the disagreement, or (2) reportable events as described in Item 16F of Form 20-F.

During the period preceding Moore Australia Audit (WA)’s completion of its engagement as Elevra’s independent registered public accounting firm with respect to the Elevra annual financial statements included in the Form F-4 registration statement with respect to the Merger, there were no (1) disagreements with Moore Australia Audit (WA) on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused it to make reference in connection with its opinion to the subject matter of the disagreement, or (2) reportable events as described in Item 16F of Form 20-F.

The audit report of Moore Australia Audit (QLD) Pty Ltd on the consolidated financial statements of Elevra as of and for the fiscal years ended June 30, 2024 and 2023, which is not included herein, did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

The audit report of Moore Australia Audit (WA) on the consolidated financial statements of Elevra as of and for the fiscal years ended June 30, 2024 and 2023, which is included herein, does not contain any adverse opinion or a disclaimer of opinion and is not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended June 30, 2024 and 2023 and the subsequent interim period through October 3, 2025, Elevra did not consult with Ernst & Young with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Elevra’s financial statements, and neither a written report nor oral advice was provided to Elevra that Ernst & Young concluded was an important factor considered by Elevra in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a “reportable event” as defined in Item 16F(a)(1)(v) of Form 20-F.

Elevra provided a copy of this disclosure to Moore Australia Audit (QLD) Pty Ltd, who furnished Elevra with a letter addressed to the SEC stating that it agrees with the statements made herein, a copy of which is attached as Exhibit 15.1.

Elevra provided a copy of this disclosure to Moore Australia Audit (WA), who furnished Elevra with a letter addressed to the SEC stating that it agrees with the statements made herein, a copy of which is attached as Exhibit 15.2.

Effective October 1, 2024, Nexia Brisbane Audit Pty Ltd (“Nexia”) became an independent member of the Moore Global Network. Becoming a member of the network was accomplished by: (i) changes to Nexia’s directors and shareholdings, which resulted in (a) four individuals serving as directors of the company, two from Nexia and two from Moore Australia Group (Qld/NNSW) Pty Ltd, each of which is registered as a Registered Company Auditor with ASIC (meaning an individual public practitioner has satisfied the eligibility requirements prescribed by ASIC to audit a company or other entities specified under the Australian Corporations Act), as is required by the Australian Corporations Act, and (b) those four individuals equally owning the company personally, (ii) changing its name to Moore Australia Audit (QLD) Pty Ltd and (iii) entering into a service agreement with Moore Australia Group (Qld/NNSW) Pty Ltd for management services provided to Moore Australia Audit (QLD) Pty Ltd in its capacity as an independent member of the Moore Global Network.

ITEM 16G.	CORPORATE GOVERNANCE

Implications of Being a Foreign Private Issuer

Elevra is considered a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act.  As a foreign private issuer, Elevra is exempt from certain rules under the U.S. Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the U.S. Exchange Act. In addition, Elevra’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules under the U.S. Exchange Act with respect to their share ownership and trading activity. Moreover, Elevra is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the U.S. Exchange Act. In addition, Elevra is not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Exemptions from Certain Corporate Governance Rules of the Nasdaq

Rule 5615(a)(3) of the Nasdaq Stock Market LLC Rules (the “Nasdaq Rules”) permits a foreign private issuer to follow “home country” practices in lieu of the otherwise applicable Nasdaq Rules, with limited exceptions, provided that the company discloses the Nasdaq requirements it will not follow and the equivalent Australian requirements with which it will comply instead. As a foreign private issuer, Elevra follows Australian practices in lieu of all corporate governance requirements of Nasdaq Rule 5600 and Nasdaq Rules 5250(b)(3) and 5250(d), other than those which Elevra is required to follow pursuant to the provisions of Nasdaq Rule 5615(a)(3).

Summarized in the table below are such Australian practices. Elevra follows the requirements of the Australian Corporations Act, the ASX Listing Rules and the Corporate Governance Principles and Recommendations published by the ASX Corporate Governance Council (the “Recommendations”) described below. As used herein, the terms “independent” and “independence” shall have the respective meanings ascribed thereto under (i) the ASX Listing Rules and the Recommendations or (ii) the Nasdaq Rules, as the case may be.

Nasdaq Rules	Home Country Practices

Nasdaq Rule 5250(b)(3) requires issuers to disclose the material terms of agreements between directors or director nominees and any third-party relating to compensation in connection with their service as a director.
The ASX Listing Rules do not require and, under the Recommendations, the ASX does not recommend, such disclosure.

Nasdaq Rule 5250(d) requires that annual and interim reports be distributed or made available to shareholders within a reasonable period of time following filing with the Commission.
The ASX Listing Rules require issuers to (i) prepare an annual audited consolidated annual report that includes its financial statements, (ii) lodge such annual report with both ASIC and the ASX within three months of the end of the issuer’s financial year and (iii) present such annual report to shareholders at an annual general meeting within five months of the end of the financial year. The ASX Listing Rules further require issuers to prepare a half-year report that includes the issuer’s interim financial statements and lodge such half-year report with ASIC and provide such half-year report to the ASX within two months of the end of the issuer’s financial half-year. In addition, the ASX Listing Rules require a mining producing entity to complete reports for each quarter of its financial year and provide such reports to the ASX for release to the market no later than one month after the end of the quarter.

Nasdaq Rule 5605(b) sets forth requirements relating to director independence, including the requirements that a majority of an issuer’s board of directors be comprised of independent directors and that independent directors have regularly scheduled meetings at which only independent directors are present.

The ASX does not require that a majority of the issuer’s board of directors be independent. However, under the Recommendations, the ASX recommends, but does not require, that an issuer have a majority of independent directors on its board of directors. The ASX also does not require that the independent directors have regularly scheduled meetings at which only independent directors are present. Furthermore, the Nasdaq and ASX definitions of what constitute an independent director are not identical, and the requirements relating to the roles and obligations of independent directors are not identical. For example, the ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent.

Nasdaq Rule 5605(c)(1) requires that an audit committee have a formal written charter specifying, among other information, the audit committee’s responsibility for ensuring its receipt from the outside auditors of a formal written statement delineating all relationships between the auditor and the issuer, actively engaging in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full board take, appropriate action to oversee the independence of the outside auditor.

Subject to the exception provided below, under the Recommendations, the ASX recommends, but does not require, that an audit committee have a charter that clearly sets out its role and confers on it all necessary powers to perform that role, which usually includes the right to obtain information, interview management and internal and external auditors (with or without management present), and seek advice from external consultants or specialists where the committee considers that necessary or appropriate. The ASX Listing Rules, however, require certain issuers, which are required to have an audit committee under the ASX Listing Rules, to also have a charter that complies with the Recommendations.

Nasdaq Rule 5605(c)(2) requires that issuers have an audit committee composed of at least three members, each of whom must, among other qualifications, (i) be independent; (ii) not have participated in the preparation of the financial statements of the issuer or any current subsidiary of the issuer at any time during the past three years; and (iii) be able to read and understand fundamental financial statements, including an issuer’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must have at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

Subject to the exception provided below, under the Recommendations, the ASX recommends, but does not require, that issuers have an audit committee which has at least three members, all of whom are non-executive directors and a majority of whom are independent directors, and is chaired by an independent director, who is not the chair of the board. The ASX Listing Rules, however, require (i) certain issuers to have an audit committee and (ii) certain of those issuers to compose and structure such audit committee in compliance with the Recommendations.

Nasdaq Rule 5605(d)(1) requires that compensation committees have a formal charter specifying, among other information, that the chief executive officer may not be present during voting or deliberations on his or her compensation.

Subject to the exception provided below, under the Recommendations, the ASX recommends, but does not require, that a remuneration committee have a charter that clearly sets out its role and confers on it all necessary powers to perform that role, which usually includes the right to obtain information, interview management and seek advice from external consultants or specialists where the committee considers that necessary or appropriate. The ASX Listing Rules, however, require that certain issuers, which are required to have a remuneration committee under the ASX Listing Rules, to also have a charter that complies with the Recommendations.

Nasdaq Rule 5605(d)(2) requires that issuers have a compensation committee composed of at least two members, each of whom must be independent, considering additional factors specifically relevant to determining whether a director has a relationship to the issuer which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member. Nasdaq Rule 5605(d)(3) sets forth the specific responsibilities and authority of a compensation committee.

Subject to the exception provided below, under the Recommendations, the ASX recommends, but does not require, that issuers have a remuneration committee which has at least three members, a majority of whom are independent directors and is chaired by an independent director. The ASX Listing Rules, however, require certain issuers to have a remuneration committee composed solely of non-executive directors. The specific responsibilities and authorities of a compensation (remuneration) committee provided by Nasdaq Rule 5605(d)(3) and the Recommendations are not identical.

Nasdaq Rule 5605(e) requires that director nominees of an issuer be selected or recommended only by independent directors and that a formal charter or resolution be adopted to address the nominations process and related matters.

The ASX Listing Rules do not require these practices. However, under the Recommendations, the ASX recommends, but does not require, that (i) issuers have a nomination committee composed of at least three members, a majority of whom are independent, and that is chaired by an independent director and (ii) such committee have a charter that clearly sets out its role and confers on it all necessary powers to perform that role, which usually includes the right to seek advice from external consultants or specialists where the committee considers that necessary or appropriate.

Nasdaq Rule 5610 requires issuers to adopt a code of conduct applicable to all directors, officers and employees that satisfies certain requirements set forth therein, including, among others, that the code provide for an enforcement mechanism and be publicly available. The rule also requires disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

The ASX Listing Rules do not require such a code or related disclosure. However, under the Recommendations, the ASX recommends, but does not require, that issuers (i) have and disclose a code of conduct for its directors, senior executives and employees and (ii) ensure that the board or a committee of the board is informed of any material breaches of that code. The Recommendations provide various suggestions for the content of the code of conduct, including, that the code state, among other information, the issuer’s expectation that all subject individuals act in accordance with the issuer’s stated values and in the best interests of the issuer.

Nasdaq Rule 5620(b) requires issuers that are not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders and to provide copies of such proxy solicitation material to Nasdaq.

The ASX Listing Rules, the Corporations Act 2001 (Cth) (the “Corporations Act”) and an issuer’s Constitution govern the notice and proxy solicitation requirements and procedures for meetings of its shareholders. For example, at least 28 days’ written notice of a meeting of shareholders must be given to each shareholder entitled to vote at the meeting and each director; and it must be sent to the ASX. The notice of meeting must specify the date, time and place of the meeting, state the general nature of the business to be transacted at the meeting and include a proxy form and statement of the rights of shareholders to appoint a proxy. Such notices may be sent to shareholders physically or electronically, or by sending them sufficient information (physically or electronically) to allow them to access the notice electronically. Shareholders may elect to receive a physical or electronic notice. As for the proxy form, it must allow a shareholder to direct their proxy to vote for or against, or abstain from voting on, each resolution. It may also provide for the proxy, in the absence of such direction, to exercise their own discretion. The proxy form may specify a person to be the proxy where the shareholder does not exercise that choice.

Nasdaq Rule 5620(c) requires that each issuer that is not a limited partnership provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the issuer’s common voting stock.

The ASX Listing Rules do not have an express requirement that issuers have a quorum of any particular number of the outstanding ordinary shares to hold a shareholders’ meeting, but instead allow issuers to establish their own quorum requirements.

Nasdaq Rule 5630 requires issuers that are not limited partnerships to conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations by the audit committee or another independent body of the board of directors.

The ASX Listing Rules do not require and, under the Recommendations, the ASX does not recommend, this practice. However, the ASX Listing Rules and the Corporations Act set forth certain prohibitions and approval requirements in respect of related party transactions.

Nasdaq Rules 5635 et seq. require issuers to obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain share option, purchase or other compensation plans.

The ASX Listing Rules provide generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or 25% under certain circumstances) of issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties and (iii) issuances of securities to directors or their associates under an employee incentive plan.

ITEM 16H.	MINE SAFETY AND DISCLOSURE

Not applicable because Elevra does not currently operate any mines subject to the U.S. Federal Mine Safety and Health Act of 1977.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Elevra has adopted a Trading Policy governing the purchase, sale, and other dispositions of Elevra securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to Elevra. A copy of Elevra’s Trading Policy, which was amended on October 28, 2025, is attached as Exhibit 11.1.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

The Elevra Board, the Audit and Risk Committee of the Elevra Board, and Elevra’s Executive KMP assess, identify, periodically review and manage risks from cybersecurity threats as part of Elevra’s overall risk management processes that are based on the principles of the ISO 31000 Standard for Risk Management adopted by the ASX.

Elevra does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity, but may consider limited external support for specific assessments or incident response scenarios in the future. Elevra has implemented cybersecurity programs, management tools and detailed access controls, including so as to address the risks from cybersecurity threats associated with the use of third-party service providers. Further evaluations are being conducted to determine other best of class options.

Since July 1, 2024 and up to the date of this annual report, Elevra is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition.

Governance

The Elevra Board is collectively responsible for oversight of risks from cybersecurity threats and has assigned accountabilities and responsibilities for cybersecurity risk management (as part of the overall accountabilities and responsibilities for risk management), to the Audit and Risk Committee, the Managing Director and other Executive KMP. Elevra’s Executive KMP, including the Managing Director and the Chief Financial Officer, oversee the processes to safeguard data and comply with relevant regulations, and will report material cybersecurity incidents to, and seek instructions from, the Elevra Board.

Elevra’s Executive KMP have limited experience in the area of cybersecurity. Elevra’s information technology team has foundational capabilities to manage and remediate most cybersecurity incidents. Where necessary in the view of the Elevra Board, the Audit and Risk Committee of the Elevra Board or the Executive KMP of Elevra, Elevra may consult with external advisers with respect to high-complexity, high-impact or other cybersecurity events. For additional information regarding risks from cybersecurity threats, please refer to Item 3D, “Risk Factors,” in this annual report.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18.  Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

See the Elevra annual financial statements beginning on page F-1.

ITEM 19.	EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
1.1	Constitution of Elevra Lithium Limited (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on October 1, 2025)
2.1*	Description of Securities Registered under Section 12 of the Exchange Act
2.2
Form of Deposit Agreement among Sayona Mining Limited and The Bank of New York Mellon, as Depositary, and Owners and Holders of American Depositary Shares (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 filed with the SEC on April 24, 2025)

2.3	Revised form of American Depositary Receipt (incorporated by reference to the Prospectus pursuant to Rule 424(b)(3), File No. 333-286750, filed with the SEC on September 23, 2025).
4.1^
Agreement and Plan of Merger, dated as of November 18, 2024, by and among Piedmont Lithium Inc., Sayona Mining Limited, and Shock MergeCo Inc. (incorporated herein by reference to Annex A to the Company’s Registration Statement on Form F-4 filed with the SEC on April 24, 2025)

4.2
Amendment No. 1 to Agreement and Plan of Merger, dated as of April 22, 2025, by and among Piedmont Lithium Inc., Sayona Mining Limited, and Shock MergeCo Inc. (incorporated herein by reference to Annex A to the Company’s Registration Statement on Form F-4 filed with the SEC on April 24, 2025)

4.3†
Placement Agreement, dated November 19, 2024, by and between Sayona Mining Limited and Canaccord Genuity (Australia) Limited (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 filed with the SEC on April 24, 2025)

4.4†
Placement Agreement, dated November 19, 2024, by and between Piedmont Lithium Inc. and Canaccord Genuity (Australia) Limited (incorporated herein by reference to Exhibit 99.3 to the Company’s Registration Statement on Form F-4 filed with the SEC on April 24, 2025)

4.5†
Subscription Agreement, dated November 19, 2024, by and between Sayona Mining Limited and Resource Capital Fund VIII, L.P. (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 filed with the SEC on April 24, 2025)

4.6
Information and Observation Rights Letter, dated November 19, 2024, by and between Sayona Mining Limited and Resource Capital Fund VIII L.P. (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 filed with the SEC on April 24, 2025)

4.7+	Sayona Mining Limited Share and Option Plan Rules (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 filed with the SEC on April 24, 2025)

4.8
Amending Deed to Placement Agreement, dated April 23, 2025, by and between Sayona Mining Limited and Canaccord Genuity (Australia) Limited (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 filed with the SEC on April 24, 2025)

4.9
Amending Deed to Subscription Agreement, dated April 23, 2025, by and between Sayona Mining Limited and Resource Capital Fund VIII, L.P. (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 filed with the SEC on April 24, 2025)

4.10*	Amending Deed to Subscription Agreement, dated August 12, 2025, by and between Sayona Mining Limited and Resource Capital Fund VIII, L.P.
4.11*†	Option Subscription Deed, dated August 12, 2025, by and between Sayona Mining Limited and Resource Capital Fund VIII, L.P.
8.1*	List of significant subsidiaries of Elevra Lithium Limited
11.1*	Trading Policy
12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Letter from Moore Australia Audit (QLD) Pty Ltd
15.2*	Letter from Moore Australia Audit (WA)
15.3*	Consent of Ernst & Young, independent registered public accounting firm
15.4*	Consent of Moore Australia Audit (WA), independent registered public accounting firm
15.5*	Consent of Qualified Person (Tony O’Connell) (with respect to the Authier Lithium Technical Report Summary, dated February 18, 2025, filed as Exhibit 15.15)
15.6*	Consent of Qualified Person (Steven Andrews) (with respect to the Authier Lithium Technical Report Summary, dated February 18, 2025, filed as Exhibit 15.15)
15.7*	Consent of Qualified Person (Tony O’Connell) (with respect to the Moblan Lithium Technical Report Summary, dated December 16, 2024, filed as Exhibit 15.16)
15.8*	Consent of Qualified Person (Steven Andrews) (with respect to the Moblan Lithium Technical Report Summary, dated December 16, 2024, filed as Exhibit 15.16)
15.9*	Consent of Qualified Person (Simon O’Leary) (with respect to the Moblan Lithium Technical Report Summary, dated December 16, 2024, filed as Exhibit 15.16)
15.10*	Consent of Qualified Person (Alan Hocking) (with respect to the Moblan Lithium Technical Report Summary, dated December 16, 2024, filed as Exhibit 15.16)
15.11*	Consent of Qualified Person (Tony O’Connell) (with respect to the North American Lithium Technical Report Summary, dated December 9, 2024, filed as Exhibit 15.17)
15.12*	Consent of Qualified Person (Steven Andrews) (with respect to the North American Lithium Technical Report Summary, dated December 9, 2024, filed as Exhibit 15.17)
15.13*	Consent of Qualified Person (Simon O’Leary) (with respect to the North American Lithium Technical Report Summary, dated December 9, 2024, filed as Exhibit 15.17)

15.14*	Consent of Qualified Person (Alan Hocking) (with respect to the North American Lithium Technical Report Summary, dated December 9, 2024, filed as Exhibit 15.17)
15.15
Authier Lithium Technical Report Summary, dated February 18, 2025 (incorporated herein by reference to Exhibit 96.3 to Amendment No. 3 of the Company’s Registration Statement on Form F-4 filed with the SEC on June 13, 2025)

15.16
Moblan Lithium Technical Report Summary, dated December 16, 2024 (incorporated herein by reference to Exhibit 96.2 to Amendment No. 3 of the Company’s Registration Statement on Form F-4 filed with the SEC on June 13, 2025)

15.17
North American Lithium Technical Report Summary, dated December 9, 2024 (incorporated herein by reference to Exhibit 96.1 to Amendment No. 3 of the Company’s Registration Statement on Form F-4 filed with the SEC on June 13, 2025)

97.1*	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

^
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with the instructions to Form 20-F. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*	Filed herewith.
**	Furnished herewith.
+	Indicates management contract or compensatory plan.
†	Portions of this exhibit have been redacted in compliance with the instructions to Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELEVRA LITHIUM LIMITED

By:	/s/ Lucas Dow
	Name:	Lucas Dow
	Title:	Managing Director and Chief Executive Officer

Date: October 31, 2025

ELEVRA LITHIUM LIMITED

Index to Consolidated Financial Statements

Contents

Report of Ernst & Young, Independent Registered Public Accounting Firm (PCAOB ID 1435)	F-2
Report of Moore Australia Audit (WA), Independent Registered Public Accounting Firm (PCAOB ID 2110)	F-3
Consolidated Financial Statements	F-6
Audited Consolidated Statements of Financial Position as of June 30, 2025 and 2024	F-8
Audited Consolidated Statement of Comprehensive Income for each of the three years in the period ended June 30, 2025	F-7
Audited Consolidated Statements of Changes in Equity for each of the three years in the period ended June 30, 2025	F-9
Audited Consolidated Statements of Cash Flows for each of the three years in the period ended June 30, 2025	F-10
Notes to the Audited Consolidated Financial Statements	F-11
AU$ or A$- Australian dollars

US$ or $ - U.S. dollars

Ernst & Young 111 Eagle Street Brisbane QLD 4000 Australia GPO Box 7878 Brisbane QLD 4001	Tel: +61 7 3011 3333 Fax: +61 7 3011 3100 ey.com/au

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Elevra Lithium Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Elevra Lithium Limited (the Company) as of 30 June 2025, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at 30 June 2025, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accountings Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

We have served as the Company’s auditor since 2024.

Brisbane, Australia
31 October 2025

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

Moore Australia Audit (WA)
Level 15, Exchange Tower
2 The Esplanade, Perth, WA 6000
PO Box 5785, St Georges Terrace, WA 6831

T +61 8 9225 5355
F +61 8 9225 6181
www.moore-australia.com.au

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS

AND SHAREHOLDERS OF ELEVRA LITHIUM LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Elevra Lithium Limited (formerly known as Sayona Mining Limited) (the Group) as of 30 June 2024, and the related consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the two-year period ended 30 June 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of 30 June 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended 30 June 2024, in conformity with IFRS accounting standards, as issued by the International Accounting Standards Board.

Adjustment to earnings per share

As described in Note 32 of the consolidated financial statements, the Group have adjusted the calculation of earnings per share for each of the years in the two-year period ended 30 June 2024.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moore Australia Audit (WA)

MOORE AUSTRALIA AUDIT (WA)

Perth, Australia

11 April 2025, except for Note 32, as to which the date is

31 October 2025

We served as the Group’s auditor from 2024 to 2025.

Moore Australia Audit (WA) – ABN 16 874 357 907.

An independent member of Moore Global Network Limited - members in principal cities throughout the world.
Liability limited by a scheme approved under Professional Standards Legislation.

Contents
Consolidated Financial Statements
Consolidated Statement of Profit or Loss
for the year ended 30 June 2025

	Note	2025 $’000	2024 $’000 Restated *	2023 $’000 Restated *
Revenue	5	223,365	200,873	–
Other income	6	11,320	6,131	4,273
Expenses, excluding impairment and write down of non-financial assets	7	(347,747)	(309,006)	(25,794)
Impairment and write down of non-financial assets	14	(271,310)	(17,066)	–
Loss from operations		(384,372)	(119,068)	(21,521)

Financial income	21	4,524	7,668	16,327
Financial expenses	21	(4,882)	(4,046)	(1,506)
Net financial income/(expense)	21	(358)	3,622	14,821

Loss before income tax		(384,730)	(115,446)	(6,700)
Income tax benefit/(expense)	8	2,989	(3,576)	(3,649)
Loss after income tax		(381,741)	(119,022)	(10,349)

Attributable to:
Equity holders of Elevra Lithium Limited		(294,290)	(101,398)	(11,048)
Non-controlling interests		(87,451)	(17,624)	699

Earnings per share
Basic earnings per share (cents)	9	(409.51)	(151.67)	(19.53)
Diluted earnings per share (cents)	9	(409.51)	(151.67)	(19.53)

*	Refer to Note 32 for details on restatement of prior period comparatives.

The accompanying notes form part of the consolidated financial statements.

Contents

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income
for the year ended 30 June 2025

	Note	2025 $’000	2024 $’000	2023 $’000
Loss after income tax		(381,741)	(119,022)	(10,349)
Other comprehensive income/(loss), net of income tax
Items that may be reclassified to the Consolidated Statement of Profit or Loss:
Foreign exchange rate differences on translation of foreign operations		10,556	(24,041)	(4,408)
Total items that may be reclassified to the Consolidated Statement of Profit or Loss		10,556	(24,041)	(4,408)
Items that will not be reclassified to the Consolidated Statement of Profit or Loss:
Fair value adjustments on financial assets at fair value through other comprehensive income	25	34	3,827	(1,544)
Total items that will not be reclassified to the Consolidated Statement of Profit or Loss		34	3,827	(1,544)
Total other comprehensive income/(loss), net of income tax		10,590	(20,214)	(5,952)
Total comprehensive loss		(371,151)	(139,236)	(16,301)

Attributable to:
Equity holders of Elevra Lithium Limited		(285,413)	(116,741)	(16,054)
Non-controlling interests		(85,738)	(22,495)	(247)

The accompanying notes form part of the consolidated financial statements.

Contents

Consolidated Financial Statements
Consolidated Statement of Financial Position
as at 30 June 2025

	Note	2025 $’000	2024 $’000
ASSETS
Current assets
Cash and cash equivalents	18	72,290	90,624
Trade and other receivables	10	33,228	27,548
Inventories	11	47,321	73,040
Current tax assets		1,645	3,138
Other assets	12	8,575	23,339
Total current assets		163,059	217,689
Non-current assets
Other financial assets	22	1,007	740
Property, plant and equipment	13	477,697	726,617
Other assets	12	10,951	—
Total non-current assets		489,655	727,357
Total assets		652,714	945,046
LIABILITIES
Current liabilities
Trade and other payables	15	49,608	60,876
Interest bearing liabilities	19	62,786	15,470
Other liabilities	16	—	6,084
Provisions	17	6,092	5,963
Total current liabilities		118,486	88,393
Non-current liabilities
Interest bearing liabilities	19	14,765	15,150
Other liabilities	16	—	4,540
Deferred tax liabilities	8	14,543	16,021
Provisions	17	29,474	25,309
Total non-current liabilities		58,782	61,020
Total liabilities		177,268	149,413
Net assets		475,446	795,633
EQUITY
Share capital	24	833,718	795,773
Reserves	25	(769)	(11,991)
Accumulated losses		(412,730)	(118,740)
Total equity attributable to equity holders of Elevra Lithium Limited		420,219	665,042
Non-controlling interests		55,227	130,591
Total equity		475,446	795,633

The accompanying notes form part of the consolidated financial statements.

Contents

Consolidated Financial Statements
Consolidated Statement of Changes in Equity
for the year ended 30 June 2025

		Attributable to equity holders of Elevra Lithium Limited
	Note	Share capital $’000	Reserves $’000	Accumulated losses $’000	Total $’000	Non- controlling interests $’000	Total equity $’000
Balance as at 1 July 2024		795,773	(11,991)	(118,740)	665,042	130,591	795,633
Loss after income tax		—	—	(294,290)	(294,290)	(87,451)	(381,741)
Other comprehensive income		—	8,877	—	8,877	1,713	10,590
Total comprehensive income/(loss)		—	8,877	(294,290)	(285,413)	(85,738)	(371,151)
Transactions with owners:
Shares issued	24	40,000	—	—	40,000	—	40,000
Transaction costs	24	(2,055)	—	—	(2,055)	—	(2,055)
Share based payments	25	—	2,645	—	2,645	—	2,645
Transfers and other movements		—	(300)	300	—	10,374	10,374
Balance as at 30 June 2025		833,718	(769)	(412,730)	420,219	55,227	475,446

Balance as at 1 July 2023		756,744	12,773	(24,738)	744,779	128,666	873,445
Loss after income tax		—	—	(101,398)	(101,398)	(17,624)	(119,022)
Other comprehensive loss		—	(15,343)	—	(15,343)	(4,871)	(20,214)
Total comprehensive loss		—	(15,343)	(101,398)	(116,741)	(22,495)	(139,236)
Transactions with owners:
Shares issued	24	37,399	—	—	37,399	—	37,399
Transaction costs	24	(120)	—	—	(120)	—	(120)
Share based payments	25	—	(237)	—	(237)	—	(237)
Transfers and other movements		1,750	(9,184)	7,396	(38)	24,420	24,382
Balance as at 30 June 2024		795,773	(11,991)	(118,740)	665,042	130,591	795,633

Balance as at 1 July 2022		504,255	13,551	(13,782)	504,024	56,597	560,621
Profit/(loss) after income tax		—	—	(11,048)	(11,048)	699	(10,349)
Other comprehensive loss		—	(5,006)	—	(5,006)	(946)	(5,952)
Total comprehensive loss		—	(5,006)	(11,048)	(16,054)	(247)	(16,301)
Transactions with owners:
Shares issued	24	262,448	—	—	262,448	—	262,448
Transaction costs	24	(9,959)	—	—	(9,959)	—	(9,959)
Share based payments	25	—	4,320	—	4,320	—	4,320
Transfers and other movements		—	(92)	92	—	72,316	72,316
Balance as at 30 June 2023		756,744	12,773	(24,738)	744,779	128,666	873,445

The accompanying notes form part of the consolidated financial statements.

Contents

Consolidated Financial Statements
Consolidated Statement of Cash Flows
for the year ended 30 June 2025

	Note	2025 $’000	2024 $’000	2023 $’000
Operating activities
Loss before income tax		(384,730)	(115,446)	(6,700)
Adjustments for:				–
Depreciation and amortisation expense	7	38,597	33,777	6,162
Gain on remeasurement of deferred income	6	(4,546)	—	—
Impairment and write down of financial assets	7	548	8,134	—
Impairment and write down of non-financial assets	14	271,310	17,066	—
Income from sale of tax benefits under flow through share arrangements	6	(6,084)	(5,294)	(2,578)
Loss on disposal of financial assets	7	—	1,264	—
Net financial income and expenses	21	358	(3,622)	(14,830)
Net movement in inventories relating to net realisable value adjustments	7, 11	4,200	10,437	—
Share based payments	25, 30	2,645	(237)	4,281
Changes in assets and liabilities:
Trade and other receivables		(5,845)	(9,734)	(9,176)
Inventories		22,648	(37,122)	(47,603)
Other assets		4,016	5,216	(19,626)
Trade and other payables		(5,381)	21,491	4,466
Provisions and other liabilities		43,852	5,166	36,999
Cash used in operations		(18,412)	(68,904)	(48,605)
Interest received		4,454	7,713	2,817
Interest paid		(833)	(987)	(329)
Net cash flows used in operating activities		(14,791)	(62,178)	(46,117)
Investing activities
Exploration expenditure		(31,523)	(26,281)	(66,274)
Exploration expenditure expensed and included in operating cash flows		1,562	—	—
Purchases of property, plant and equipment		(19,666)	(102,448)	(127,088)
Investments in financial assets		—	—	(14,431)
Cash outflows from investing activities		(49,627)	(128,729)	(207,793)
Proceeds from sale of financial assets		—	14,690	—
Proceeds from sale of property, plant and equipment		—	—	63
Net cash flows used in investing activities		(49,627)	(114,039)	(207,730)
Financing activities
Proceeds from non-controlling interests		10,374	24,420	72,316
Proceeds from interest bearing liabilities		1,191	—	110
Repayment of interest bearing liabilities		(3,435)	(2,728)	(776)
Proceeds from issue of shares and exercise of options	24	40,000	37,399	217,913
Transaction costs associated with issue of shares and options		(2,055)	(1,211)	(9,959)
Net cash flows from financing activities		46,075	57,880	279,604

Net decrease in cash and cash equivalents		(18,343)	(118,337)	25,757
Cash and cash equivalents at the beginning of the financial year		90,624	211,119	184,559
Foreign exchange rate differences on cash and cash equivalents		9	(2,158)	803
Cash and cash equivalents at the end of the financial year		72,290	90,624	211,119

The accompanying notes form part of the consolidated financial statements.

Contents
Notes to the Financial Statements

Basis of Preparation

These consolidated financial statements and notes represent those of Elevra Lithium Limited (“the Company”) and its controlled entities (the “Consolidated Group” or “Group”). Where an accounting policy, critical accounting estimate, assumption or judgement is specific to a note, these are described within the note to which they relate. These material policies have been consistently applied to all periods presented, except as described in Note 3.

The Company changed its name from Sayona Mining Limited to Elevra Lithium Limited, effective from 16 September 2025.

The consolidated financial statements of the Group for the year ended 30 June 2025 were authorised for issue in accordance with a resolution of the Directors on 31 October 2025.

1.        Reporting Entity

Elevra Lithium Limited is a for-profit company limited by shares, incorporated and domiciled in Australia with a primary listing on the Australian Securities Exchange (ASX) and a secondary listing on the Nasdaq Stock Market (Nasdaq) and OTC Venture Market (OTCQB) in the United States.

The nature of the operations and principal activities of the Group were lithium mining and processing at North American Lithium (NAL) and ongoing identification, evaluation and development of its portfolio of mineral exploration assets in Australia and Canada, predominantly focusing on lithium.

2.        Basis of Preparation

The consolidated financial statements are general purpose financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) and other authoritative pronouncements of the International Accounting Standards Board (IASB).

The financial statements have been prepared on a going concern basis as management has assessed that the Group will be able to meet its obligations as and when they fall due and there is no significant uncertainty over the Group’s ability to continue as a going concern for the twelve months from the date of this report.

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities (including derivative financial instruments) which are required to be measured at fair value.

All amounts are presented in Australian dollars, with values rounded to the nearest thousand, unless otherwise stated.

Where required by Accounting Standards, comparative figures have been reclassified for consistency with changes in presentation for the current financial year.

(a)      Principles of consolidation

The consolidated financial statements comprise the financial statements of the Group. A list of controlled entities (subsidiaries) is provided in Note 26.

Intercompany transactions, balances and unrealised gains or losses on transactions between Group entities are fully eliminated on consolidation. Subsidiaries are consolidated from the date on which control is obtained to the date on which control is ceased.

(b)     Critical accounting estimates and judgements

The preparation of the consolidated financial statements requires management to apply accounting policies and methodologies based on complex and subjective judgements and estimates. Estimates assume a reasonable expectation of future events and are based on historical experience and assumptions as well as current trends and economic data, obtained both externally and within the Group.

The use of these estimates, assumptions and judgements affects the amounts reported in the consolidated financial statements. The areas involving a higher degree of judgement or complexity, or where assumptions and estimates are material to the financial statements, are disclosed in the following notes:

Note
5	Revenue
8	Tax
13	Property, Plant and Equipment
14	Impairment of Non-Financial Assets
17	Provisions

(c)       Foreign currency translation

The consolidated financial statements are presented in Australian dollars, which has been assessed by management as the functional currency of the Company. Management will reassess the Company’s functional currency if there are any changes which impact the primary economic environment of the Group.

Transactions denominated in foreign currencies are initially translated into Australian dollars using the exchange rate on the date of the underlying transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate at the end of the reporting period.

Exchange gains or losses on settlement or translation of monetary items are included in the Consolidated Statement of Profit or Loss, except for foreign exchange differences resulting from translation of foreign operations, which are initially recognised in the Consolidated Statement of Comprehensive Income and subsequently transferred to the Consolidated Statement of Profit or Loss on disposal of the foreign operation.

Non-monetary items measured on a historical cost basis in a foreign currency are translated into Australian dollars using the exchange rate on the date of the underlying transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate on the date when the fair value is determined. Exchange gains or losses on translation of non-monetary items measured at fair value are recognised in the same manner as gains or losses on change in fair value of the non-monetary item.

Contents

Notes to the Financial Statements
2.        Basis of Preparation (continued)

(d)      Goods and Services Tax (GST) and Québec Sales Tax (QST)

Revenues, expenses and assets are recognised net of the amount of GST/QST, except where the amount of GST/QST incurred is not recoverable from the taxation authority.

Receivables and payables are stated inclusive of the amount of GST/QST receivable or payable. The net amount of GST/QST recoverable from, or payable to, the taxation authority is included within other receivables or payables in the Consolidated Statement of Financial Position.

Cash flows are presented on a gross basis. The GST/QST component of cash flows arising from investing or financing activities are presented as operating cash flows.

3.        New Standards and Interpretations

(a)      New accounting standards and interpretations effective from 1 July 2024

The following new accounting standards and interpretations have been published and are effective for the year ended 30 June 2025:

Amendment – Non-Current Liabilities with Covenants

The amendments to IAS 1 Presentation of Financial Statements require a liability to be classified as current when the Group does not have a substantive right to defer settlement at the end of the reporting period.

Only covenants with which the Group must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which the Group must comply after the reporting date (i.e. future covenants) do not affect a liability’s classification at that date.

However, when non-current liabilities are subject to future covenants, the Group is now required to disclose information to help users of financial statements understand the risk that those liabilities could become repayable within twelve months after the reporting date.

Amendment – Supplier Finance Arrangements

The amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures require the Group to provide additional disclosures about its supplier finance arrangements to enable users of financial statements to assess how supplier finance arrangements affect the Group’s liabilities, cash flows and exposure to liquidity risk.

The amendments require the Group to disclose the terms and conditions of the arrangements, the carrying amount of the liabilities that are part of the arrangements, the carrying amounts of those liabilities for which the suppliers have already received payment from the finance providers, the range of payment due dates, and the effect of non-cash changes.

The Group has reviewed these amendments and concluded that none of these changes are likely to have a material impact on the Group.

(b)        New accounting standards and interpretations issued but not yet effective

The following new accounting standards and interpretations have been published but are not yet effective for the year ended 30 June 2025 and have not been early adopted by the Group:
Amendment – Lack of Exchangeability – effective date 1 January 2025

The amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates clarify when a currency is exchangeable into another currency and how a company estimates a spot rate when a currency lacks exchangeability.

Disclosures are required to help users of financial statements assess the impact of using an estimated exchange rate on the financial statements.

Amendment – Classification and Measurement of Financial Instruments – effective date 1 January 2026

The amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures:

a)
provide clarification on the timing of recognition and derecognition of financial assets and financial liabilities, particularly when they are settled using electronic payment systems. The amendment also provides an exception, if certain criteria are met, for the timing of derecognition of certain financial liabilities settled using an electronic payment system;

b)	provide further guidance about specific types of financial assets, specifically contractually linked instruments (CLIs);

c)	provide clarification of the classification of financial assets that are linked to environmental, social and governance (ESG) and similar characteristics; and

d)
require additional disclosure requirements with respect to investments in equity instruments measured at fair value through other comprehensive income and financial instruments with contingent features.

Amendment – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) – effective date 1 January 2025

The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures remove the inconsistency in dealing with the sale or contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

Contents

Notes to the Financial Statements
3.        New Standards and Interpretations (continued)

(b)      New accounting standards and interpretations issued but not yet effective (continued)
IFRS 18: Presentation and Disclosure in Financial Statements – effective date 1 January 2027

IFRS 18 Presentation and Disclosure in Financial Statements will replace IAS 1 Presentation of Financial Statements. IFRS 18 Presentation and Disclosure in Financial Statements will:

a)
better align the presentation of the statement of profit or loss to the categories in the statement of cash flows by introducing two new defined subtotals – operating profit and profit before financing and income taxes (EBIT);

b)
require disclosure of management-defined performance measures – subtotals of income and expenses not specified by IFRS Accounting Standards that are used in public communications to communicate management’s view of an aspect of a company’s financial performance (such as funds from operations, cash profit, etc); and

c)	enhance the requirements for aggregation and disaggregation to help a company to provide useful information.

The Group does not intend to early adopt any of the new standards or interpretations. It is expected that where applicable, these standards and interpretations will be adopted on each respective effective date.

Contents

Notes to the Financial Statements
Financial Performance

This section details the results and financial performance of the Group including profitability and earnings per share.

4.	Segment Reporting

(a)	Identification of reportable segments

The Group is an emerging lithium producer with operations in Australia and Canada. The principal activities of the Group during the year were lithium mining and processing at North American Lithium and ongoing identification, evaluation and development of its portfolio of mineral exploration assets in Australia and Canada, predominantly focusing on lithium.

Management has determined the operating segments based on the reports that are used by the Executive Leadership Team (the chief operating decision maker) and Board of Directors to make strategic decisions. Due to the geographically disparate nature of the operations, management examines the Group’s financial performance and activity from a geographical perspective. During the year, the reportable segments for the Group were segregated between Australian operations, Canadian operations and Corporate activities.

The principal activities of each reportable segment are summarised as follows:

Reportable segment	Principal activities
Australian operations	Operations located in Western Australia, Australia
Lithium and gold projects	Exploration of lithium and gold tenements in the Pilbara and Yilgarn regions
Canadian operations	Operations located in Québec, Canada
Abitibi-Témiscamingue Hub
North American Lithium (NAL)	Lithium mining and processing
Authier Lithium Project	Hard rock lithium deposit
Pontiac Claims	Exploration site for lithium pegmatite occurrences
Tansim Lithium Project	Exploration site for lithium, tantalum and beryllium
Vallée Lithium Project	Mineral rights claims located adjacent to NAL
Eeyou Istchee James Bay Hub
Lac Albert Lithium Project	Exploration site for lithium pegmatite occurrences
Moblan Lithium Project	Hard rock lithium deposit host to high-grade spodumene mineralisation
Troilus Claims	Wholly owned claims located adjacent to the Moblan Lithium Project
Corporate	Corporate activities not directly related to operations

(b)	Segment results

The segment information reflects the Group’s interest in subsidiaries and joint operations on a proportional consolidation basis. The segment information includes non-IFRS financial measures.

Segment performance is measured by Underlying EBITDA. Underlying EBITDA is earnings before underlying depreciation and amortisation expense, underlying earnings adjustments, net financial income and expenses, and income tax expense.

Reconciliations of underlying segment information to statutory information included in the Group’s consolidated financial statements are set out in Note 4 (c).

Contents

Notes to the Financial Statements
4.	Segment Reporting (continued)

(b)	Segment results (continued)

Year ended 30 June 2025	Australian operations $’000	Canadian operations $’000	Corporate $’000	Group / unallocated items and eliminations $’000	Total $’000
Revenue	–	223,365	–	–	223,365
Total revenue	–	223,365	–	–	223,365

Underlying EBITDA	(1,751)	(60,402)	(4,762)	–	(66,915)
Underlying depreciation and amortisation expense (1)	(2)	(39,908)	(146)	–	(40,056)
Underlying earnings adjustments (2)	–	(264,880)	(385,692)	373,171	(277,401)
Profit/(loss) from operations	(1,753)	(365,190)	(390,600)	373,171	(384,372)
Net financial expense					(358)
Loss before income tax					(384,730)
Income tax benefit					2,989
Loss after income tax					(381,741)

Underlying exploration expenditure	–	27,345	–	–	27,345
Underlying capital expenditure (3)	–	19,629	98	–	19,727
Total underlying assets	264	646,079	445,711	(439,340)	652,714
Total underlying liabilities	12	176,534	4,234	(3,512)	177,268

Year ended 30 June 2024
Revenue	–	200,873	–	–	200,873
Total revenue	–	200,873	–	–	200,873

Underlying EBITDA	(193)	(49,091)	(4,870)	–	(54,154)
Underlying depreciation and amortisation expense (1)	(2)	(33,207)	(98)	–	(33,307)
Underlying earnings adjustments (2)	(5,930)	(24,413)	(40,760)	39,496	(31,607)
Profit/(loss) from operations	(6,125)	(106,711)	(45,728)	39,496	(119,068)
Net financial income					3,622
Loss before income tax					(115,446)
Income tax expense					(3,576)
Loss after income tax					(119,022)

Underlying exploration expenditure	2,534	31,152	–	–	33,686
Underlying capital expenditure (3)	–	105,528	37	–	105,565
Total underlying assets	36	881,307	814,010	(750,307)	945,046
Total underlying liabilities	119	138,474	14,106	(3,286)	149,413

(1)
Underlying depreciation and amortisation expense is comprised of depreciation and amortisation expense and other non-cash inventory movements recognised within ‘Changes in inventories of finished goods and work in progress’. Refer to Note 7 for further details.

(2)	Refer to Note 4 (c) for further details.
(3)	Underlying capital expenditure excludes capitalised exploration expenditure.

Contents

Notes to the Financial Statements
4.	Segment Reporting (continued)

(b)	Segment results (continued)

Year ended 30 June 2023	Australian operations $’000	Canadian operations $’000	Corporate $’000	Group / unallocated items and eliminations $’000	Total $’000
Revenue	–	–	–	–	–
Total revenue	–	–	–	–	–

Underlying EBITDA	(247)	(14,604)	(8,614)	–	(23,465)
Underlying depreciation and amortisation expense (1)	–	(569)	(65)	–	(634)
Underlying earnings adjustments (2)	–	2,578	–	–	2,578
Loss from operations	(247)	(12,595)	(8,679)	–	(21,521)
Net financial income					14,821
Loss before income tax					(6,700)
Income tax expense					(3,649)
Loss after income tax					(10,349)

Underlying exploration expenditure	593	91,773	–	–	92,366
Underlying capital expenditure (3)	5	152,989	40	–	153,034
Total underlying assets	3,750	839,539	805,945	(639,661)	1,009,573
Total underlying liabilities	17	124,084	9,804	2,223	136,128

(1)
Underlying depreciation and amortisation expense is comprised of depreciation and amortisation expense and other non-cash inventory movements recognised within ‘Changes in inventories of finished goods and work in progress’. Refer to Note 7 for further details.

(2)	Refer to Note 4 (c) for further details.
(3)	Underlying capital expenditure excludes capitalised exploration expenditure.

Inter-segment transactions

Inter-segment transactions are made on a commercial basis. All such transactions are eliminated on consolidation of the Group's financial statements.

Segment assets

Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.

Segment liabilities

Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment.

Contents

Notes to the Financial Statements
4.	Segment Reporting (continued)

(c)	Underlying results reconciliation

The following table reconciles the underlying segment information to the Group’s statutory results for the year:

	2025 $’000	2024 $’000	2023 $’000
Underlying EBITDA	(66,915)	(54,154)	(23,465)
Underlying depreciation and amortisation expense	(40,056)	(33,307)	(634)
Underlying earnings adjustments
Gain on remeasurement of deferred income (1)	4,546	–	–
Income from sale of tax benefits under flow through share arrangements (2)	6,084	5,294	2,578
Impairment and write down of financial assets (3)	–	(8,134)	–
Impairment and write down of non-financial assets (4)	(271,310)	(17,066)	–
Loss on disposal of financial assets (5)	–	(1,264)	–
Merger transaction and integration costs (6)	(12,521)	–	–
Net movement in inventories relating to net realisable value adjustments (7)	(4,200)	(10,437)	–
Loss from operations	(384,372)	(119,068)	(21,521)
Net financial income/(expense)	(358)	3,622	14,821
Income tax benefit/(expense)	2,989	(3,576)	(3,649)
Loss after income tax	(381,741)	(119,022)	(10,349)

(1)	Adjustment to profit/(loss) for the Canadian operations segment.
(2)	Adjustment to profit/(loss) for the Canadian operations segment. Refer to Note 16 (a) for further details.
(3)	Adjustment to profit/(loss) for the Canadian operations segment.
(4)	Adjustment to profit/(loss) for both the Australian operations segment of nil (2024: $5.9 million; 2023: Nil) and Canadian operations segment of $271.3 million (2024: $11.2 million; 2023: Nil).
(5)	Adjustment to profit/(loss) for the Corporate segment.
(6)	Adjustment to profit/(loss) for the Corporate segment. Refer to Note 7 for further details.
(7)	Adjustment to profit/(loss) for the Canadian operations segment. Refer to Note 11 for further details.

(d)	Major customers

The Group generates revenue from external customers who individually account for greater than 10 per cent of the Group’s total revenue. The following table sets out the applicable revenue percentage generated from each of these customers:

	2025%	2024%	2023%
External Customer 1	67	45	–
External Customer 2	33	–	–
External Customer 3	–	29	–
External Customer 4	–	25	–

Contents

Notes to the Financial Statements
5.	Revenue
	2025 $’000	2024 $’000	2023 $’000
Sales revenue from contracts with customers	230,165	254,597	–
Other revenue (1)	(6,800)	(53,724)	–
Total revenue (2)	223,365	200,873	–

(1)	Other revenue relates predominantly to provisional pricing adjustments recognised at fair value.
(2)	Revenue relates solely to the sale of spodumene concentrate from North American Lithium. Refer to Note 5 (b) for a disaggregation of revenue by primary geographical market.

Recognition and measurement

The Group generates revenue primarily from the production and sale of spodumene concentrate. Revenue from the sale of goods is recognised at the point in time in which control of the product passes to the customer based upon agreed delivery terms. In most instances, control passes when the product is loaded onto the vessel and the bill of lading is received, or the product is delivered to a destination specified by the customer. In cases where control of the product is transferred to the customer before shipping takes place, revenue is recognised when the customer has formally acknowledged their legal ownership of the product, which includes all inherent risks associated with control of the product.

The amount of revenue recognised reflects the consideration which the Group expects to be entitled in exchange for transferring the goods to the customer. In some instances, the amount of revenue to be received is provisionally priced and recognised at the estimate of the consideration receivable that is highly probable of not reversing by reference to the relevant contractual price and the estimated product specifications. Provisionally priced sales are subsequently repriced at each reporting period up until when final pricing and settlement is confirmed, with revenue adjustments relating to the quantity and quality of goods sold being recognised in sales revenue.

Provisionally priced sales in which final pricing is referenced to a relevant index include an embedded commodity derivative. The embedded derivative is carried at fair value through profit or loss and presented as part of trade payables or receivables. The period between provisional pricing and final invoicing is typically between 60 and 120 days, with invoices payable on terms of up to 30 days.

(a)	Provisional pricing adjustments

The Group’s sales contracts may provide for provisional pricing of sales at the time the product is delivered to the vessel, with final pricing determined using a relevant index price on or after the vessel’s arrival at the port of discharge. This provisional pricing relates to the quantity and quality of the commodity sold, which is included in sales revenue, and an embedded derivative relating to the price of the commodity sold. Provisional pricing adjustments relating to the embedded derivative are separately identified as movements in the financial instrument rather than being included within sales revenue. The pricing adjustment mechanism is separated from the host contract and recognised at fair value through profit or loss in accordance with IFRS 9 Financial Instruments. These amounts are disclosed separately as provisional pricing adjustments within other revenue rather than being included within sales revenue.

Key judgements and estimates

Estimating variable consideration

Revenue is measured at the fair value of the consideration received or receivable. The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s performance obligations.

Judgement is exercised in estimating variable consideration. This is determined by past experience with respect to returned goods where the customer maintains a right of return pursuant to the customer contract or where the sale of goods or services has a variable component. Revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Contents

Notes to the Financial Statements
5.	Revenue (continued)

(b)	Disaggregation of revenue from contracts with customers

The following table disaggregates revenue from contracts with customers by primary geographical market:

	2025 $’000	2024 $’000	2023 $’000
Primary geographical markets (1)
China	213,062	197,666	–
United States of America	10,303	3,207	–
	223,365	200,873	–

(1)	Revenue is primarily presented by the geographical destination of the product.

(c)	Contract balances

The following table provides information about receivables and contract liabilities relating to contracts with customers:

	2025 $’000	2024 $’000
Receivables, which are included in ‘Trade and other receivables’	23,053	9,208
Contract liabilities, which are included in ‘Interest bearing liabilities’ (1)	44,955	–

(1)	Refer to Note 19 (a) for further details.

6.	Other Income

	2025 $’000	2024 $’000	2023 $’000
Gain on remeasurement of deferred income	4,546	–	–
Government grants and incentives	251	432	598
Income from sale of tax benefits under flow through share arrangements	6,084	5,294	2,578
Other income	439	405	1,097
Total other income	11,320	6,131	4,273

Contents

Notes to the Financial Statements
7.	Expenses
	2025 $’000	2024 $’000	2023 $’000
Acquisition and transaction costs	–	441	–
Administration and corporate overheads	4,817	6,798	8,040
Changes in inventories of finished goods and work in progress	25,491	(32,623)	(41,408)
Depreciation and amortisation expense	38,597	33,777	6,162
Employee benefits expense	43,133	46,501	18,928
External services	171,740	176,140	21,970
Impairment and write down of financial assets	548	8,134	–
Loss on disposal of financial assets	–	1,264	–
Net movement in inventories relating to net realisable value adjustments (1)	4,200	10,437	–
Raw materials and consumables used	46,694	44,769	5,060
All other operating expenses	12,527	13,368	7,042
Total expenses (2)	347,747	309,006	25,794

(1)	Refer to Note 11 for details on the net movement in inventories relating to net realisable value adjustments.
(2)
The amount reported for the year ended 30 June 2025 includes $12.5 million of non-recurring merger transaction and integration costs (2024 and 2023: Nil), of which $12.3 million is included within ‘External services’ and $0.2 million is included within ‘Administration and corporate overheads’.

8.	Tax

(a)	Income tax expense

Income tax expense comprises current and deferred tax and is recognised in the Consolidated Statement of Profit or Loss, except to the extent that it relates to items recognised directly in the Consolidated Statement of Comprehensive Income.

	2025 $’000	2024 $’000	2023 $’000
Current income tax benefit/(expense)	1,226	(1,008)	–
Deferred income tax benefit/(expense)	1,763	(2,568)	(3,649)
Total income tax benefit/(expense)	2,989	(3,576)	(3,649)

Income tax expense charged to profit or loss is the tax payable on the current period’s taxable income or loss based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Current and deferred tax expense is calculated using the tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to tax payable in respect of previous years. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Contents

Notes to the Financial Statements
8.	Tax (continued)

(b)	Reconciliation of prima facie tax expense to income tax expense

	2025 $’000	2024 $’000	2023 $’000
Loss before income tax	(384,730)	(115,446)	(6,700)
Income tax on loss before income tax calculated at 30 per cent (2024 and 2023: 30 per cent)	115,419	34,634	2,010
Adjust for tax effect of:
Mining tax	144	73	(1,650)
Non-assessable income	1,825	18	4,820
Non-deductible expenses	(12,217)	(6,798)	(4,366)
Other assessable income	–	(1,926)	–
Other deductible expenses	–	1,523	–
Prior period adjustments	5,887	–	–
Tax losses and temporary differences not brought to account	(94,967)	(27,318)	(4,463)
Tax rate differential on non-Australian income	(13,102)	(3,782)	–
Total income tax benefit/(expense)	2,989	(3,576)	(3,649)

(c)	Deferred tax balances

Deferred income tax assets and liabilities are attributable to the following tax losses and temporary differences:

	Deferred tax assets		Deferred tax liabilities		Deferred tax charged/ (credited) to profit or loss (1)
	2025 $’000	2024 $’000	2025 $’000	2024 $’000	2025 $’000	2024 $’000
Temporary differences
Deferred income	2,016	1,989	–	–	(32)	(117)
Property, plant and equipment	–	5,565	22,816	69,003	(48,538)	(25,642)
Provisions	751	10,286	–	–	11,393	3,824
Tax losses	5,506	34,175	–	–	34,259	23,539
Other	–	3,927	–	2,960	1,155	964
Total	8,273	55,942	22,816	71,963	(1,763)	2,568
Set off temporary differences	(8,273)	(55,942)	(8,273)	(55,942)	–	–
Total	–	–	14,543	16,021	(1,763)	2,568

(1)
Deferred tax charged/(credited) to profit or loss does not reconcile to the movement in the respective deferred tax asset and deferred tax liability balances due to amounts charged/(credited) to equity.

Deferred tax is provided using the balance sheet liability method, providing for the tax effect of temporary differences between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements. The tax effect of certain temporary differences is not recognised, principally with respect to:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that:
(a)	is not a business combination; and
(b)	at the time of the transaction:
(i)	affects neither accounting nor taxable profit or loss; and
(ii)	does not give rise to equal taxable and deductible temporary differences;
•
temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profits will be available against which the benefit of the deferred tax assets can be utilised. Deferred tax assets are reviewed at each reporting period and amended to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Group has both the right and the intention to settle its current tax assets and liabilities on a net or simultaneous basis.

Contents

Notes to the Financial Statements
8.	Tax (continued)

(d)	Movement in deferred tax balances

	2025 $’000	2024 $’000	2023 $’000
At the beginning of the financial year	16,021	13,983	10,174
Charged/(credited) to profit or loss	(1,763)	2,568	3,649
Charged/(credited) to equity	285	(530)	160
At the end of the financial year	14,543	16,021	13,983

(e)	Unrecognised deferred tax assets and liabilities

The composition of the Group’s unrecognised deferred tax assets and liabilities is as follows:

	2025 $’000	2024 $’000
Tax losses – capital	6,703	6,736
Tax losses – revenue	99,872	53,857
Temporary differences	91,929	1,810
Total unrecognised deferred tax assets	198,504	62,403

The Group has carry forward revenue losses of $393.8 million (2024: $327.6 million) and capital losses of $22.5 million (2024: $22.5 million).

(f)	Tax losses carried forward

At 30 June 2025, tax losses subject to expiry for which no deferred tax asset was recognised total $363.5 million (2024: $290.6 million), expiring between 2037 and 2045 (2024: 2037 to 2044).

(g)	Tax consolidation

Elevra Lithium Limited and its wholly owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2015 and is therefore taxed as a single entity from that date. Elevra Lithium Limited is the head entity of the tax consolidated group. Income tax expense and deferred tax assets and liabilities arising from temporary differences of the members of the tax consolidated group are recognised in the separate financial statements of the members of the tax consolidated group using the “separate taxpayer within group” approach by reference to the carrying values in the separate financial statements of each entity and the relevant tax values under tax consolidation. Current tax assets and liabilities and deferred tax assets arising from unused tax losses and relevant tax credits of the members of the tax consolidated group are recognised by the Company (as head entity of the tax consolidated group). Tax funding arrangements are currently in place between entities in the tax consolidated group.

Key judgements and estimates

Deferred tax

Judgement is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised in the Consolidated Statement of Financial Position. Deferred tax assets are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits.

Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, mine closure and rehabilitation costs, capital expenditure and other capital management transactions.

Uncertain tax matters – Unused tax losses on acquisition
Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognised subsequently if new information about facts and circumstances arises. The adjustment is treated as a reduction to goodwill if it has occurred during the measurement period. If it occurs outside the recognition period, the adjustment is recognised in the Consolidated Statement of Profit or Loss.

Contents

Notes to the Financial Statements
9.	Earnings per Share

The following table reflects the profit or loss and number of shares used in the basic and diluted earnings per share (EPS) computations:

	2025	2024 Restated *	2023 Restated *
Loss attributable to equity holders of Elevra Lithium Limited ($’000)	(294,290)	(101,398)	(11,048)
Weighted average number of ordinary shares (‘000)
Basic earnings per share denominator (1)	71,864	66,853	56,556
Ordinary shares contingently issuable (2)	–	–	–
Diluted earnings per share denominator	71,864	66,853	56,556
Earnings per share (cents)
Basic	(409.51)	(151.67)	(19.53)
Diluted	(409.51)	(151.67)	(19.53)

*	Refer to Note 32 for details on restatement of prior period comparatives.
(1)
The weighted average number of ordinary shares at the end of each reporting period has been adjusted for the 150:1 share consolidation which occurred on 22 September 2025. Refer to Note 32 and 33 for further details.

(2)
The weighted average number of contingently issuable ordinary shares as at 30 June 2025 is 1.8 million (2024: 0.1 million; 2023: 1.6 million). The inclusion of these contingently issuable ordinary shares would have the effect of reducing the loss per share. Accordingly, these potential ordinary shares have not been included in the determination of diluted earnings per share.

Basic earnings per share

Basic earnings per share amounts are calculated based on profit or loss attributable to equity holders of Elevra Lithium Limited and the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share

Dilutive earnings per share amounts are calculated based on profit or loss attributable to equity holders of Elevra Lithium Limited and the weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.

Contents

Notes to the Financial Statements
Operating Assets and Liabilities

This section details the assets used and liabilities incurred to generate the Group’s trading performance. Assets and liabilities relating to the Group’s financing activities are addressed in the Capital Structure and Financial Management section on pages F-35 to F-46.

10.	Trade and Other Receivables

	2025 $’000	2024 $’000
Trade receivables	23,053	9,208
GST/QST receivable from taxation authorities	9,777	15,671
Other receivables – provisional pricing adjustments (1)	157	–
Other receivables	241	2,669
Total trade and other receivables (2)	33,228	27,548
Comprising:
Current	33,228	27,548
Non-current	–	–

(1)	Refer to Note 5 (a) for details on provisional pricing adjustments.
(2)	Net of allowances for expected credit losses of $1.7 million (2024: $1.9 million).

Recognition and measurement

Trade receivables are generally due within 30 days and are initially recognised at their transaction price, or fair value for those receivables containing a significant financing component. Trade receivables are subsequently measured at amortised cost using the effective interest method, less an allowance for expected credit losses, except for provisionally priced receivables which are subsequently measured at fair value through profit or loss in accordance with IFRS 9 Financial Instruments.

GST/QST receivable from taxation authorities is initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for expected credit losses.

The collectability of trade and other receivables is assessed continuously. Individual receivables which are deemed to be unrecoverable are written off by reducing the carrying value directly. At the reporting date, specific allowances are made for any expected credit losses based on a review of all outstanding amounts. Information about the Group’s exposure to credit risks and expected credit losses for trade and other receivables is included in Note 23 (c).

Contents

Notes to the Financial Statements
11.	Inventories

	2025 $’000	2024 $’000
Raw materials and consumables	13,572	10,504
Work in progress	12,926	25,608
Finished goods	20,823	36,928
Total inventories	47,321	73,040
Comprising:
Current	47,321	73,040
Non-current	–	–

Recognition and measurement

Inventories are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average cost. For processed inventories, cost is derived on an absorption costing basis. Cost comprises the cost of purchasing raw materials and the cost of production, including attributable overheads. Net realisable value is calculated as the estimated proceeds of sale, less an estimate of all further costs required to the stage of completion and all applicable marketing, selling and distribution costs to be incurred.

Raw materials and consumables

Raw materials and consumables represent spares, consumables and other supplies yet to be utilised in the production process, except where the raw materials purchased are equivalent products to those that the Group produces and would otherwise classify as work in progress.

(a)	Inventories recognised as an expense

Inventories totalling $264.7 million were recognised as an expense for the year ended 30 June 2025 (2024: $247.8 million; 2023: Nil) and included in Note 7.

(b)	Net movement in inventories relating to net realisable value adjustments

The value of work in progress and finished goods inventories carried at net realisable value as at 30 June 2025 was $33.7 million (2024: $62.5 million). Net inventory write downs of $4.2 million were recognised in profit or loss for the year ended 30 June 2025 (2024: $10.4 million; 2023: Nil).

12.	Other Assets

	2025 $’000	2024 $’000
Deposits	16,340	18,530
Prepayments	3,186	4,809
Total other assets	19,526	23,339
Comprising:
Current	8,575	23,339
Non-current	10,951	–

Deposits include cash deposits, term deposits held with financial institutions with a maturity of more than three months from reporting date, and funds held as security in favour of Ministère des Ressources naturelles et des Forêts (MRNF) for mine closure and rehabilitation of North American Lithium.

Contents

Notes to the Financial Statements
13.	Property, Plant and Equipment

Year ended 30 June 2025	Land and buildings $’000	Plant and equipment $’000	Mine properties $’000	Capital works in progress $’000	Exploration and evaluation $’000	Total $’000
Cost
At the beginning of the financial year	48,631	355,931	256,932	28,138	84,487	773,119
Additions	–	–	65	19,662	27,345	47,072
Changes in closure provision estimate	–	3,246	–	–	–	3,246
Disposals	–	–	–	(575)	(509)	(1,084)
Foreign exchange rate differences	247	6,341	5,985	984	1,230	14,787
Transfers and other movements	6,528	7,121	10	(12,115)	(1,544)	–
At the end of the financial year	55,406	371,639	262,992	36,094	111,009	837,140
Accumulated depreciation and impairment
At the beginning of the financial year	(1,319)	(34,049)	(3,903)	–	(7,231)	(46,502)
Depreciation charge for the year	(3,721)	(27,711)	(7,165)	–	–	(38,597)
Impairment charge for the year (1)	(25,287)	(164,815)	(67,815)	(13,393)	–	(271,310)
Disposals	–	–	–	–	509	509
Foreign exchange rate differences	(287)	(1,196)	(1,918)	(124)	(18)	(3,543)
Transfers and other movements	–	–	–	–	–	–
At the end of the financial year	(30,614)	(227,771)	(80,801)	(13,517)	(6,740)	(359,443)
Net book value as at 30 June 2025	24,792	143,868	182,191	22,577	104,269	477,697

Year ended 30 June 2024
Cost
At the beginning of the financial year	6,215	322,193	230,126	158	129,958	688,650
Additions	–	1,963	–	105,565	33,341	140,869
Changes in closure provision estimate	–	(10,121)	–	–	–	(10,121)
Disposals	–	(93)	–	(4,991)	(4,809)	(9,893)
Foreign exchange rate differences	(611)	(8,488)	(4,057)	(8,518)	(7,245)	(28,919)
Transfers and other movements (2)	43,027	49,477	30,863	(64,076)	(66,758)	(7,467)
At the end of the financial year	48,631	355,931	256,932	28,138	84,487	773,119
Accumulated depreciation and impairment
At the beginning of the financial year	(406)	(5,005)	(1,166)	–	–	(6,577)
Depreciation charge for the year	(921)	(29,976)	(2,880)	–	–	(33,777)
Impairment charge for the year (1)	–	–	–	–	(7,266)	(7,266)
Disposals	–	72	–	–	–	72
Foreign exchange rate differences	8	860	143	–	35	1,046
Transfers and other movements	–	–	–	–	–	–
At the end of the financial year	(1,319)	(34,049)	(3,903)	–	(7,231)	(46,502)
Net book value as at 30 June 2024	47,312	320,882	253,029	28,138	77,256	726,617

(1)	Refer to Note 14 for further details on impairment of non-financial assets.
(2)	The credit balance of $7.5 million relates to the reclassification of amounts previously recognised as deferred income.

Reclassification of asset categories within property, plant and equipment

Land and buildings and plant and equipment assets have been reclassified within property, plant and equipment in the current reporting period. These reclassifications have been applied retrospectively to prior period comparatives.

Reclassification of deferred income to property, plant and equipment

The Group performed a review of the royalty agreement with Lithium Royalty Corp. (LRC) and have reclassified amounts previously recognised as deferred income to property, plant and equipment. These reclassifications have been applied retrospectively to prior period comparatives.

Contents

Notes to the Financial Statements
13.	Property, Plant and Equipment (continued)

Recognition and measurement

Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges. Cost is the fair value of consideration given to acquire the asset at the time of its acquisition or construction and includes the direct cost of bringing the asset to the location and condition necessary for operation.

Subsequent costs are included in the asset’s carrying value or recognised as a separate asset, as appropriate, only when it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are recognised as expenses in profit or loss during the financial period in which they are incurred.

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected. Any gain or loss arising on derecognition of the asset is included in the Consolidated Statement of Profit or Loss when the asset is derecognised.

(a)	Mine properties

Mine properties include:

•	capitalised development and production stripping costs;
•	capitalised exploration, evaluation and development expenditure where commercial viability has been demonstrated; and
•	mineral rights acquired.

The initial cost of mine properties includes the purchase price or construction cost, any costs directly attributable to bringing the asset into operation, and borrowing costs (where relevant for qualifying assets). The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Mine properties also consist of the fair value attributable to mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the date of acquisition. When a mine construction project moves into the production phase, the capitalisation of certain mine construction costs ceases, and costs are either regarded as part of the cost of inventory or expensed, except for costs which qualify for capitalisation.

(i)	Capitalised development and production stripping costs

The process of removing overburden and other waste materials to access mineral deposits is known as stripping. Stripping is necessary to obtain access to mineral deposits and occurs throughout the life of an open-pit mine. Stripping is classified as either development stripping or production stripping. Development and production stripping costs are recognised as part of mine properties in property, plant and equipment.

Development stripping costs are initial overburden removal costs incurred to obtain access to mineral deposits that will be commercially produced. These costs are capitalised when it is probable that future economic benefits in the form of access to mineral ores will flow to the Group and costs can be measured reliably. Stripping costs incurred during the development phase of a mine are usually capitalised as part of the depreciable cost of building, developing and constructing the mine.

Production stripping costs are post initial overburden removal costs incurred during the normal course of production, which are usually incurred after the first saleable minerals have been extracted from the component of the ore body. Costs are capitalised where production stripping activity results in improved access to future ore and the following criteria are met:

•
the production stripping activity improves access to a specific component of the ore body and it is probable that economic benefits arising from the improved access to future ore production will be realised;

•	the component of the ore body for which access has been improved can be identified; and
•	costs associated with that component can be measured reliably.

Production stripping costs are allocated between the inventory produced and the production stripping asset using a life-of-component waste-to-ore (or mineral contained) strip ratio. When the current strip ratio is greater than the estimated life-of-component ratio, a portion of the stripping costs are capitalised to the production stripping asset.

(b)	Capital works in progress

Capital works in progress are measured at cost inclusive of associated on-costs and charges. Costs are only capitalised when it is probable that future economic benefits will flow to the Group and costs can be measured reliably.

All assets included in capital works in progress are reclassified to other categories within property, plant and equipment when the asset is available and ready for use in the manner intended.

Contents

Notes to the Financial Statements
13.	Property, Plant and Equipment (continued)

(c)	Right-of-use assets

Right-of-use assets are presented within the respective categories of property, plant and equipment according to the nature of the underlying asset leased. Refer to Note 20 for details on the Group’s right-of-use assets and corresponding lease liabilities.

(d)	Exploration and evaluation expenditure

Exploration and evaluation expenditure (including initial payments for the right to explore) is capitalised where it is considered likely to be recoverable or where the activities have not reached a stage that permits a reasonable assessment of the existence of reserves. Accumulated costs in relation to an abandoned area are written off in full against profit or loss in the year in which the decision to abandon the area is made.

Exploration is defined as the search for potential mineralisation after the Group has obtained legal rights to explore in a specific area and includes topographical, geological, geochemical and geophysical studies and exploratory drilling, trenching and sampling.

Evaluation is defined as the determination of the technical feasibility and commercial viability of a particular prospect. Activities conducted during the evaluation phase include determination of the volume, grade and quality of the deposit, examination and testing of extraction methods and metallurgical or treatment processes, surveys of transportation and infrastructure requirements, and market and finance studies.

Recoverability of the carrying value of exploration assets is dependent on the successful exploration and development of projects, or alternatively, through the sale of the areas of interest.

(e)	Depreciation and amortisation

The carrying values of property, plant and equipment are depreciated to their estimated residual values over the estimated useful lives of the specific assets concerned. Estimates of residual values and useful lives are reassessed annually and any change in estimate is considered in the determination of remaining depreciation charges. Depreciation commences on the date of commissioning.

Property, plant and equipment is depreciated on a units of production or straight-line basis using the estimated lives indicated below, except for land, capital works in progress, and exploration and evaluation assets which are not depreciated. Where assets are dedicated to a mine or lease and are not readily transferable, the useful life of the asset is subject to the lesser of the asset’s useful life and the life of the mine or lease.

Asset category	Depreciation method
Buildings	2 to 20 years straight-line
Mine properties (including mineral rights)	Based on ore reserves on a units of production basis
Plant and equipment	2 to 20 years straight-line
Right-of-use assets	Based on the shorter of the asset’s useful life or term of the lease (straight-line)

Key judgements and estimates

Judgement applied in determining ore reserves and mineral resources

The Group estimates its ore reserves and mineral resources based on information compiled by Competent Persons in accordance with the Joint Ore Reserves Committee (JORC) code. Estimation requires assumptions about future commodity prices and demand, exchange rates, production costs, transport costs, mine closure and rehabilitation costs, recovery rates, discount rates and, in some instances, the renewal of mining licences. There are many uncertainties in the estimation process and assumptions that are valid at the time of estimation may change significantly when new information becomes available. New geological or economic data, or unforeseen operational issues, may change estimates of ore reserves and mineral resources. The Group uses judgment as to when to include mineral resources in accounting estimates.

Useful economic lives of assets

The determination of useful lives, residual values and depreciation methods is reviewed at each reporting period and involves estimates and assumptions. Any changes to useful lives or any other estimates or assumptions may impact prospective depreciation rates and asset carrying values. The Group applies judgement in determining the useful economic lives of assets and whether any indicators of impairment are present based on internal and external sources of information available. The table above summarises the depreciation methods and rates applied to major categories of property, plant and equipment.

Contents

Notes to the Financial Statements
14.	Impairment of Non-Financial Assets

	2025 $’000	2024 $’000	2023 $’000
Impairment of non-financial assets
Property, plant and equipment
Capital works in progress	13,393	–	–
Exploration and evaluation	–	7,266	–
Land and buildings	25,287	–	–
Mine properties	67,815	–	–
Plant and equipment (1)	164,815	–	–
Write down of non-financial assets
Property, plant and equipment
Capital works in progress	–	4,991	–
Exploration and evaluation	–	4,809	–
Total impairment and write down of non-financial assets (2)	271,310	17,066	–

(1)	The impairment of $164.8 million for the year ended 30 June 2025 includes an allocation of $0.9 million to right-of-use assets.
(2)
The total impairment and write down of $271.3 million for the year ended 30 June 2025 relates to North American Lithium. The total impairment and write down of $17.1 million for the year ended 30 June 2024 relates to the Australian operations ($5.9 million), Corporate ($5.1 million), Vallée Lithium Project ($4.0 million), and various other individually immaterial projects ($2.1 million).

Recognition and measurement

Impairment tests for all non-financial assets (excluding goodwill) are performed when there is an indication of impairment. In testing for indications of impairment and performing impairment calculations, assets are considered as collective groups known as cash generating units (CGUs), being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows generated from other assets or groups of assets. The Group assesses whether there is any indication that a CGU may be impaired at each reporting period. This assessment includes consideration of external and internal sources of information. If such an indication exists, the Group uses the higher of fair value less cost of disposal (FVLCD) and value in use to assess the recoverable amount of the asset.

If the carrying value of a CGU exceeds its recoverable amount, the CGU is impaired and an impairment loss is recognised immediately in the Consolidated Statement of Profit or Loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the CGU to which the asset belongs. Previously impaired CGUs are reviewed for possible reversal of impairment at each reporting period. Impairment reversals cannot exceed the carrying value that would have been determined (net of depreciation) had no impairment loss been recognised for the CGU. Such reversal is recognised in the Consolidated Statement of Profit or Loss. Goodwill is not subject to impairment reversal.

For areas not yet in production, any mineral rights acquired, together with subsequent capitalised exploration and evaluation expenditure, are reviewed for indicators of impairment to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Calculation of recoverable amount

The recoverable amount is the higher of a CGU’s fair value less cost of disposal (FVLCD) and its value in use (VIU).

Fair value less cost of disposal

FVLCD is an estimate of the amount that a market participant would pay for a CGU less the cost of disposal. FVLCD for mineral assets is generally determined using independent market assumptions to calculate the present value of the estimated future post-tax cash flows expected to arise from the continued use of the asset, including the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost, and its eventual disposal where a market participant may take a consistent view. Cash flows are discounted using an appropriate post-tax market discount rate to arrive at a net present value of the CGU, which is compared against the CGU’s carrying value. FVLCD may also take into consideration other market-based indicators of fair value. FVLCD is based primarily on Level 3 inputs as defined in Note 23 (d), unless otherwise stated.

Value in use

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal or closure. VIU is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating FVLCD, and therefore a VIU calculation is likely to produce a different result (usually lower) to a FVLCD calculation.

Contents

Notes to the Financial Statements
14.	Impairment of Non-Financial Assets (continued)

(a)	Impairment of non-current assets (excluding goodwill)

North American Lithium

The Group considers that North American Lithium (NAL) is a separate CGU as the cash inflows that it generates are largely independent of the cash inflows generated from other assets or groups of assets. For the year ended 30 June 2025, the Group identified several indicators of impairment for NAL, which subsequently led to an assessment of the carrying value of the NAL CGU. The key indicators of impairment included the decline in market capitalisation of the Company and a significant deterioration in market conditions, specifically relating to the price of spodumene concentrate.

Background

On 27 August 2021, the Group acquired 100 per cent of the issued capital of North American Lithium Inc., a Canadian-based mining and exploration company and former producer of spodumene concentrate from its integrated spodumene ore mine and processing facility in Québec, Canada. Following the acquisition, the Group invested significant funds into the operation to enable the restart of production in March 2023, with the first sale of spodumene concentrate under the Group’s ownership occurring in August 2023.

Outcome

The Group assessed the carrying value of the NAL CGU and recognised an impairment of $271.3 million for the year ended 30 June 2025 (2024 and 2023: Nil). The recoverable amount of the NAL CGU was determined as $156.7 million based on its fair value less cost of disposal.

Impairments relating to the NAL CGU were wholly allocated to property, plant and equipment. The impairment of $271.3 million to property, plant and equipment includes $164.8 million recognised in plant and equipment, $67.8 million recognised in mine properties, $25.3 million recognised in land and buildings, and $13.4 million recognised in capital works in progress.

The impairment reflects a deterioration in the lithium market, which continues to place pressure on the market price for spodumene concentrate. These changes in market conditions have significantly reduced the recoverable amount of the NAL CGU compared to the prior period.

Methodology and key assumptions
The fair value measurement is categorised as a Level 3 fair value based on the inputs in the discounted cash flow valuation model over the life of mine period (refer to Note 23 (d)), and was calculated using a real, post-tax discount rate of 10.0 per cent. The key estimates and assumptions used in the determination of fair value less cost of disposal were:

•	spodumene concentrate prices;
•	foreign exchange rates;
•	operating and capital expenditure;
•	discount rate;
•	regulatory approvals; and
•	future production (i.e. Mineral Resource and Ore Reserve estimates).

Key assumptions (real)	Assumptions used
Spodumene concentrate prices (US$ per tonne)	US$655 – US$1,374
Foreign exchange rates (CAD/USD)	0.7332
Unit operating costs (C$ per tonne)	C$923 – C$1,231
Discount rate (post-tax)	10.0%

The recoverable amount is informed by a production and cost profile which is used for management’s planning processes.

Operating and capital expenditure

Cost assumptions are based on forecasted production levels, operating cost and capital expenditure requirements derived from the Group’s latest approved budget and life of mine plans.

Future production

The Mineral Resource and Ore Reserve estimates for NAL are reported in accordance with the JORC Code and ASX Listing Rules. Refer to the Mineral Resources and Ore Reserves section of this report for further information on these estimates.

Contents

Notes to the Financial Statements
14.	Impairment of Non-Financial Assets (continued)

The following table illustrates the sensitivity of the recoverable amount of the NAL CGU to a reasonable possible change in the aforementioned assumptions. Owing to the complexity of the relationships between each key assumption, the analysis is performed for each assumption individually (with all other assumptions held constant).

		Impact on recoverable amount A$ million
Key assumptions (real)	Change	Favourable	Unfavourable
Spodumene concentrate prices (US$ per tonne)	10%	85.4	(87.6)
Foreign exchange rates (CAD/USD)	10%	173.9	(153.9)
Unit operating costs (C$ per tonne)	10%	121.3	(129.8)
Discount rate (post-tax)	100 basis points	23.3	(20.7)

Key judgements and estimates

Determination of CGUs

Judgement is applied to identify the Group’s CGUs, particularly when assets form part of integrated operations. A key judgement was applied in identifying the NAL operation as a single CGU. As a result, only the CGU assets and cash flows directly attributable to this operation were considered in the impairment assessment of the NAL CGU.

Impairment testing and calculations

An assessment of whether there is any indication of impairment and the calculation of a CGU’s recoverable amount requires management to make estimates and assumptions about expected production and sales volumes, commodity prices, foreign exchange rates, Mineral Resources and Ore Reserves, regulatory approvals, operating costs, closure and rehabilitation costs, future capital expenditure and allocation of corporate costs. These estimates and assumptions are subject to risk and uncertainty. There is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount. In such circumstances, some or all of the carrying value may be impaired or a previously recognised impairment charge may be reversed, with the impact recognised in the Consolidated Statement of Profit or Loss.

The key estimates and assumptions used in the assessment of impairment are as follows:

Commodity prices and market traded consumables
Spodumene concentrate price assumptions are derived from broker market consensus pricing, calculated as the average of recent forecasts published by major independent investment banks and commodity analysts.

Foreign exchange rates	The foreign exchange rate assumption applied in the discounted cash flow model reflects the CAD/USD spot exchange rate as at 30 June 2025.
Operating and capital expenditure	Operating and capital cost assumptions are based on the Group’s latest approved budget and life of mine plans.
Discount rate
In determining fair value, the estimated future cash flows of the CGU have been discounted using a real, post-tax discount rate of 10.0 per cent (2024: 8.0 per cent). The discount rate applied is a risk-adjusted cost of capital management have deemed appropriate to the CGU.

Regulatory approvals	Life of mine plans include assumptions associated with the successful application and timing of ongoing and future regulatory approvals.
Future production	Life of mine plans based on Mineral Resource and Ore Reserve estimates and economic life of processing facilities.

Where impairment testing is undertaken, a range of external sources are considered as further input to the above assumptions.

Exploration and evaluation expenditure

For areas not yet in production, acquired mineral rights, together with subsequent capitalised exploration and evaluation expenditure, require judgement to determine the likelihood of future economic benefits from future development, and whether sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying value of the exploration and evaluation asset is unlikely to be recovered in full. When facts and circumstances suggest that the carrying value exceeds the recoverable amount, an impairment test is required which may result in an adjustment to the carrying value of acquired mineral rights together with subsequent capitalised exploration and evaluation expenditure.

Contents

Notes to the Financial Statements
15.	Trade and Other Payables

	2025 $’000	2024 $’000
Trade payables	27,778	29,330
Accrued expenses	19,321	17,044
Other payables – associated entities	–	2,467
Other payables – provisional pricing adjustments (1)	–	6,505
Other payables	2,509	5,530
Total trade and other payables	49,608	60,876
Comprising:
Current	49,608	60,876
Non-current	–	–

(1)	Refer to Note 5 (a) for details on provisional pricing adjustments.

Recognition and measurement

Trade and other payables represent the liabilities for goods and services received by the Group that remain unpaid at the end of the reporting period. The balance is recognised as a current liability, with amounts normally paid within 30 days of recognition of the liability. Amounts are initially recognised at fair value and subsequently measured at amortised cost, except for provisionally priced contracts which are held at fair value in accordance with IFRS 9 Financial Instruments.

The carrying value of trade and other payables is considered to approximate fair value due to the short-term nature of the payables, except for provisional pricing adjustments which are categorised as Level 2 in the fair value hierarchy.

16.	Other Liabilities

	2025 $’000	2024 $’000
Deferred income	–	4,540
Flow through share premium liability (1)	–	6,084
Total other liabilities	–	10,624
Comprising:
Current	–	6,084
Non-current	–	4,540

(1)	Flow through share proceeds of $54.9 million, received by the Group in March 2023, were fully utilised as at 30 June 2025.

Reclassification of deferred income to property, plant and equipment
The Group performed a review of the royalty agreement with Lithium Royalty Corp. (LRC) and have reclassified amounts previously recognised as deferred income to property, plant and equipment. These reclassifications have been applied retrospectively to prior period comparatives.

(a)	Flow Through Shares

Under Canadian taxation legislation, mining companies may issue flow through shares to finance eligible exploration programs. A flow through share arrangement enables an entity to incur qualifying exploration and evaluation expenditure and renounce the related income tax deductions to investors. On issuance, the entity allocates the proceeds from issuance between issued capital and the sale of tax benefits (or flow through share premium), which is equal to the estimated premium that investors pay for the flow through feature. Issued share capital is recognised at fair value with the residual value recognised as a flow through share premium liability.

At initial recognition, the sale of tax benefits is deferred and presented as other liabilities in the Consolidated Statement of Financial Position as the entity has not yet fulfilled its obligations to pass on the tax deductions to investors. Upon expenditure being incurred, the entity derecognises the liability and recognises the premium as other income in the Consolidated Statement of Profit or Loss. The expenditure also gives rise to a deferred tax liability which is recognised as the difference between the carrying value and tax base of the qualifying expenditure.

The Company has elected to apply the renunciation process prospectively and has relied upon the “look-back” rule which allows the Company to renounce eligible expenditures incurred up to an entire calendar year following the last day of the calendar year in which the flow through shares were issued.

Contents

Notes to the Financial Statements
17.	Provisions

	2025 $’000	2024 $’000
Employee benefits	6,092	5,963
Mine closure and rehabilitation	29,474	25,309
Total provisions	35,566	31,272
Comprising:
Current	6,092	5,963
Non-current	29,474	25,309

The movement in provisions during the year is as follows:

Year ended 30 June 2025	Employee benefits $’000	Mine closure and rehabilitation $’000	Total $’000
At the beginning of the financial year	5,963	25,309	31,272
Amounts capitalised for changes in underlying costs and estimates	–	3,246	3,246
Amounts capitalised for changes in discount rate	–	–	–
Amounts capitalised on translation of mine closure and rehabilitation provision	–	510	510
Charged/(credited) to the Consolidated Statement of Profit or Loss:
Changes in underlying costs and estimates	5,762	–	5,762
Foreign exchange rate differences	–	–	–
Released during the year	(5,731)	–	(5,731)
Unwinding of discount rate	–	409	409
Transfers and other movements	98	–	98
At the end of the financial year	6,092	29,474	35,566

Recognition and measurement

Provisions are recognised when the Group has a legal or constructive obligation for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.

(a)	Employee benefits

Employee entitlements to be settled within twelve months after the end of the reporting period are presented as current employee benefit obligations. Liabilities for salaries and wages, including non-monetary benefits, and annual leave are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.

A non-current provision for employee entitlements is recognised for annual leave and long service leave entitlements and bonus incentives which will not be settled within twelve months after the end of the reporting period in which the employees render the related service. Other non-current employee benefits are measured at the present value of the expected future payments to be made to employees. Expected future payments incorporate anticipated future wage and salary levels, durations of service and employee departures and are discounted at rates determined by reference to market yields at the end of the reporting period that have maturity dates that approximate the terms of the obligations. Any remeasurements for changes in assumptions of obligations for other non-current employee benefits are recognised in profit or loss in the period in which the changes occur.

Contents

Notes to the Financial Statements
17.	Provisions (continued)

(b)	Mine closure and rehabilitation

The mining and processing activities of the Group normally give rise to obligations for site closure or rehabilitation. Mine closure and rehabilitation works can include facility decommissioning and dismantling, removal or treatment of waste materials, and site and land rehabilitation in accordance with local laws and regulations and clauses of the permits.

Mine closure and rehabilitation provisions are recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at, or after, the time of closure, for disturbance existing at the reporting date. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation.

Mine closure and rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation.

When provisions for mine closure and rehabilitation are initially recognised, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalised cost of closure and rehabilitation activities is recognised in property, plant and equipment and depreciated accordingly.

Mine closure and rehabilitation provisions are also adjusted for changes in costs and estimates. Any adjustments are made prospectively and are accounted for as a change in the corresponding capitalised asset, except where a reduction in the provision is greater than the depreciated capitalised cost of the related assets, in which case the carrying value is reduced to nil and the remaining adjustment is recognised first against these related assets in property, plant and equipment, and subsequently to the Consolidated Statement of Profit or Loss. Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgements and estimates involved.

Key judgements and estimates

Mine closure and rehabilitation provision of North American Lithium

Mine closure and rehabilitation costs are uncertain, and cost estimates can vary in response to many factors including estimates of the extent of rehabilitation activities, technological changes, regulatory changes, cost increases including inflationary impacts and changes in discount rates.

Assumptions have been made based on the current economic environment, which management believe are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. Actual rehabilitation costs will ultimately depend on market conditions at the relevant time. The timing of closure and rehabilitation will most likely depend on when the mine ceases to produce at economically viable rates.

The recognition of mine closure and rehabilitation provisions requires judgement. The provision at reporting date represents management’s best estimate of the present value of future closure and rehabilitation costs.

Contents

Notes to the Financial Statements
Capital Structure and Financial Management

This section details the capital structure and related financing activities of the Group.

18.	Cash and Cash Equivalents

	2025 $’000	2024 $’000
Cash	71,290	38,803
Short-term deposits	1,000	51,821
Total cash and cash equivalents (1)	72,290	90,624

(1)	Cash and cash equivalents include $0.1 million (2024: $29.3 million) which is restricted by legal or contractual arrangements.

Cash and cash equivalents include cash on hand, deposits available on demand with banks and other short-term highly liquid investments with original maturities of three months or less.

19.	Interest Bearing Liabilities

	2025 $’000	2024 $’000
Contract liabilities	44,955	–
Lease liabilities (1)	2,664	5,415
Non-convertible redeemable cumulative preference shares	29,350	25,205
Other interest bearing liabilities	582	–
Total interest bearing liabilities	77,551	30,620
Comprising:
Current	62,786	15,470
Non-current	14,765	15,150

(1)	Refer to Note 20 for further details on the Group’s leases.

Recognition and measurement

All borrowings are initially recognised at their fair value net of directly attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are measured at amortised cost using the effective interest method. Gains and losses are recognised in the Consolidated Statement of Profit or Loss when the liabilities are derecognised. Interest bearing liabilities are classified as current liabilities, except when the Group has an unconditional right to defer settlement for at least twelve months after the reporting date, in which case the liabilities are classified as non-current.

A reconciliation of movements in interest bearing liabilities and other financial liabilities to cash flows arising from financing activities is set out in Note 23 (e).

(a)	Contract liabilities

On 21 June 2024, the Group entered into a contract with a trading company partner whereby North American Lithium may elect to receive up to US$30 million as advance payments based on the value of committed future sales of spodumene concentrate. Amounts received in advance are recognised against the provisional sale value as the performance obligations under the contract are satisfied, being the time when significant risks and rewards of ownership transfer to the customer, which typically aligns with the loading of the export vessel. This subsequently provides additional capacity under the limit of the contract.

Amounts received in advance are unsecured, with interest paid quarterly on the outstanding amount at the Secured Overnight Financing Rate plus 2.4 per cent.

The outstanding principal amount received in advance as at 30 June 2025 is US$29.4 million (2024: Nil) and is expected to be fully realised within the next twelve months.

Contents

Notes to the Financial Statements
19.	Interest Bearing Liabilities (continued)

(b)	Non-convertible redeemable cumulative preference shares

On 27 August 2021, as part of the acquisition of North American Lithium, the Group exchanged Investissement Québec’s (IQ) second ranking debt of C$63 million for twenty million non-convertible redeemable cumulative preference shares held by NAL at a par value of C$1.00 per share. The shares may be redeemed at the option of NAL or at the option of IQ, subject to the satisfaction of various performance conditions.

The terms of the preference shares are detailed below:

•	interest is accrued or paid at 5 per cent per annum for the period from 27 August 2021 to 31 August 2024 and 16.25 per cent per annum for the period from 1 September 2024 to 30 June 2025;
•	the shares cannot be converted to equity at any time;
•	preference shareholders are not entitled to dividends or to vote at shareholder meetings;
•
redemption commences in accordance with the NAL Constitution and Governance Agreement once the mine is in commercial operation and the redemption term is up to ten years after the first anniversary of the issue of these shares; and

•	in the event of default, liquidation, or receivership, IQ rank before the ordinary shareholders in priority.

The preference shares are recorded at issue price plus accrued interest. Given the nature and conditions impacting on potential redemption terms, the fair value assigned to the preference shares is their face value.

20.	Leases

The nature of the Group’s leases predominantly relates to assets and equipment supporting the operations in line with the Group’s principal activities, as well as real estate in the form of office premises. Lease terms range from three to five years. Lease contracts are negotiated on an individual basis and contain a wide range of terms and conditions.

(a)	Amounts recognised in the Consolidated Statement of Financial Position

The Consolidated Statement of Financial Position includes the following amounts relating to leases:

	2025 $’000	2024 $’000
Right-of-use assets recognised in property, plant and equipment
Land and buildings
Cost	1,504	1,483
Accumulated depreciation and impairment	(990)	(709)
Net book value	514	774
Plant and equipment
Cost	7,255	7,121
Accumulated depreciation and impairment	(6,372)	(2,967)
Net book value	883	4,154
Total right-of-use assets	1,397	4,928
Lease liabilities
Land and buildings – current	414	373
Land and buildings – non-current	90	496
Plant and equipment – current	2,160	2,425
Plant and equipment – non-current	–	2,121
Total lease liabilities	2,664	5,415
There were no right-of-use asset additions during the year (2024: $1.8 million).

Contents

Notes to the Financial Statements
20.	Leases (continued)

(b)	Amounts recognised in the Consolidated Statement of Profit or Loss

The Consolidated Statement of Profit or Loss includes the following amounts relating to leases:

	2025 $’000	2024 $’000	2023 $’000
Depreciation of right-of-use assets	2,749	2,795	811
Impairment of right-of-use assets (1)	923	–	–
Interest on lease liabilities	406	727	148

(1)	Refer to Note 14 for details on impairment and write down of non-financial assets.

(c)	Amounts recognised in the Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows includes the following amounts relating to leases:

	2025 $’000	2024 $’000	2023 $’000
Total cash outflow for leases	3,226	3,280	773

Recognition and measurement

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. All contracts that are classified as short-term leases (leases with a remaining lease term of twelve months or less) and leases of low value assets are recognised as an operating expense on a straight-line basis over the term of the lease.

Right-of-use assets

If a lease is present, a right-of-use asset and corresponding lease liability is recognised at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and estimated future restoration costs, less any lease incentives received. The right-of-use asset is subsequently measured at cost less accumulated depreciation, impairment charges and any adjustments for remeasurement of the lease liability.

Right-of-use assets are depreciated over the term of the lease or useful life of the underlying asset, whichever is the shortest. Where a lease transfers ownership of the underlying asset or the cost of the right-of-use asset indicates the Group is likely to exercise a purchase option, the specific asset is depreciated over the useful life of the underlying asset.

Right-of-use assets are recognised in property, plant and equipment in the Consolidated Statement of Financial Position.

Lease liabilities

Lease liabilities are recognised within interest bearing liabilities in the Consolidated Statement of Financial Position. The lease liability is initially measured at the present value of the lease payments still to be paid at commencement date.

Lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. The lessee’s incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment and with similar terms, conditions and security.

The lease liability is subsequently adjusted to reflect the outstanding interest and any remeasurements to the lease liability, including a change in future lease payments arising from a change in rate or index, a change in the Group’s estimate of the amount expected to be payable under a residual guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying value of the right-of-use asset, or is recorded in the Consolidated Statement of Profit or Loss if the carrying value of the right-of-use asset has been reduced to nil.

Contents

Notes to the Financial Statements
21.	Financial Income and Expenses

	2025 $’000	2024 $’000	2023 $’000
Financial income
Interest on bank accounts	4,288	7,668	2,817
Net foreign exchange gains	236	–	13,510
Total financial income	4,524	7,668	16,327
Financial expenses
Discounting on provisions and other liabilities	(409)	(1,380)	–
Interest on lease liabilities	(406)	(727)	(148)
Interest on preference shares	(3,650)	(1,209)	(1,177)
Net foreign exchange losses	–	(470)	–
Other financial expenses	(417)	(260)	(181)
Total financial expenses	(4,882)	(4,046)	(1,506)
Net financial income/(expense)	(358)	3,622	14,821

22.	Other Financial Assets

	2025 $’000	2024 $’000
Investments in listed entities
Consolidated Lithium Metals Inc.	1,007	740
Total other financial assets	1,007	740
Comprising:
Current	–	–
Non-current	1,007	740

Recognition and measurement

The Group has elected at initial recognition to classify equity investments as financial assets at fair value through other comprehensive income (FVOCI). The equity securities are not held for trading and are strategic investments for which the Group considers this classification to be more appropriate.

Changes in fair value are accumulated in a separate reserve within equity. On derecognition of an equity investment which was elected to be classified at fair value through other comprehensive income, the cumulative gain or loss previously accumulated in the investment’s revaluation reserve is transferred directly to retained earnings.

The fair value of the Group’s financial assets at FVOCI is estimated based on quoted market prices at the reporting date and classified as Level 1 on the fair value hierarchy as detailed in Note 23 (d).

Contents

Notes to the Financial Statements
23.	Financial Instruments and Risk Management

The Group is exposed to market, liquidity and credit risk through its financial instruments. The main purpose of these financial instruments is to fund the principal activities of the Group.

The Board has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board meets on a regular basis to analyse exposure and evaluate risk management strategies in the context of the most recent economic conditions and forecasts.

The Board has established the Audit and Risk Committee to assist the Board in monitoring and reviewing any matters of significance affecting financial reporting and compliance, including sustainability objectives, environmental and community obligations, ethical standards, codes of conduct and compliance procedures. The Audit and Risk Committee reports regularly to the Board on its activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Management is responsible for developing and monitoring the Group’s risk management policies. The Audit and Risk Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

Recognition and measurement

Initial recognition and measurement

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions to the instrument. For financial assets, this is the date that the Group commits itself to either the purchase or sale of the asset (i.e. trade date accounting is adopted).

Financial instruments are initially measured at fair value plus transaction costs, except where the instrument is classified at fair value through profit or loss, in which case transaction costs are expensed to profit or loss immediately.

Subsequent measurement

(i)	Subsequent measurement of financial assets

Financial assets are subsequently measured at amortised cost. Measurement is based on two primary criteria:

•	the contractual cash flow characteristics of the financial asset; and
•	the business model for managing the financial assets.

A financial asset that meets the following conditions is subsequently measured at amortised cost:

•	the financial asset is managed solely to collect contractual cash flows; and
•	the contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

(ii)	Subsequent measurement of financial liabilities

Financial liabilities are subsequently measured at amortised cost using the effective interest method. The effective interest method is a method of calculating the amortised cost of a debt instrument and allocating interest expense in profit or loss over the relevant period. The effective interest rate is the internal rate of return of the financial asset or liability. That is, the rate that exactly discounts the estimated future cash flows through the expected life of the instrument to the net carrying value at initial recognition.

Impairment
The Group recognises a loss allowance for expected credit losses, using the simplified approach under IFRS 9 Financial Instruments, which requires the recognition of lifetime expected credit loss at all times.

Contents

Notes to the Financial Statements
23.	Financial Instruments and Risk Management (continued)

Derecognition

Derecognition refers to the removal of a previously recognised financial asset or financial liability from the Consolidated Statement of Financial Position.

(i)	Derecognition of financial assets

A financial asset is derecognised when the holder's contractual rights to its cash flows expire, or the asset is transferred in such a way that all the risks and rewards of ownership are substantially transferred.

All of the following criteria need to be satisfied for derecognition of a financial asset:

•	the right to receive cash flows from the asset has expired or been transferred;
•	all risk and rewards of ownership of the asset have been substantially transferred; and
•	the Group no longer controls the asset (i.e. the Group has no practical ability to make a unilateral decision to sell the asset to a third party).

On derecognition of a financial asset measured at amortised cost, the difference between the asset's carrying value and the sum of the consideration received and receivable is recognised in profit or loss.

(ii)	Derecognition of financial liabilities

A liability is derecognised when it is extinguished (i.e. when the obligation in the contract is discharged, cancelled or expires). An exchange of an existing financial liability for a new one with substantially modified terms, or a substantial modification to the terms of a financial liability is treated as an extinguishment of the existing liability and recognition of a new financial liability.

The difference between the carrying value of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

(a)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises interest rate risk, foreign currency risk, commodity price risk, provisionally priced commodity sales and other price risk, such as equity price risk. The objective of market risk management is to manage market risk exposures to protect profitability and return on assets.

(i)	Interest rate risk

The Group is exposed to interest rate risk on its cash and cash equivalents, other assets and interest bearing liabilities from the possibility that changes in interest rates will affect future cash flows or the fair value of financial instruments.

The Group’s net exposure to interest rate risk at the reporting date is as follows:

	2025 $’000	2024 $’000
Financial assets
Cash and cash equivalents	72,290	90,624
Other assets	16,340	18,530
Financial liabilities
Interest bearing liabilities	(44,955)	–
Net exposure	43,675	109,154

Sensitivity analysis

The following table demonstrates the sensitivity to a 100 basis point change in interest rates, with all other variables remaining constant:

	Effect on profit after tax 2025 $’000	Effect on profit after tax 2024 $’000
+100 basis point change in interest rates	306	764
-100 basis point change in interest rates	(306)	(764)

Contents

Notes to the Financial Statements
23.	Financial Instruments and Risk Management (continued)

(a)	Market risk (continued)

(ii)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group operates internationally and is exposed to foreign currency risk arising from currency movements, primarily in respect of transactions and instruments in Canadian and United States (US) dollars. No derivative financial instruments are employed to mitigate the exposed risks.

The Group's net exposure to foreign currency risk (in Australian dollars) at the reporting date is as follows:

	Canadian dollar risk exposure 2025 $’000	Canadian dollar risk exposure 2024 $’000	US dollar risk exposure 2025 $’000	US dollar risk exposure 2024 $’000
Financial assets
Cash and cash equivalents	1	22,637	21,703	6,290
Trade and other receivables	–	155	29,012	6,209
Other assets	–	–	3,880	5,940
Financial liabilities
Trade and other payables	(2)	–	(9,305)	(6,464)
Interest bearing liabilities	–	–	(47,115)	(4,546)
Other liabilities	–	–	(7,608)	(12,007)
Net exposure	(1)	22,792	(9,433)	(4,578)

Sensitivity analysis

Based on the Group’s net financial assets and liabilities as at 30 June, a weakening of the Australian dollar against these currencies as illustrated in the table below, with all other variables held constant, would have the following effect on the Group’s profit or loss after tax:

	Effect on profit after tax 2025 $’000	Effect on profit after tax 2024 $’000
5 per cent movement in Canadian dollar	–	(798)
5 per cent movement in United States dollar	330	160

(iii)	Commodity price risk

Contracts for the sale and physical delivery of commodities are executed whenever possible on a pricing basis intended to achieve a relevant index target. Where pricing terms deviate from the index, the Group may choose to use derivative commodity contracts to realise the index price.

Contracts for the physical delivery of commodities are not typically financial instruments and are not recognised in the Consolidated Statement of Financial Position.

(iv)	Provisionally priced commodity sales and purchases contracts

Provisionally priced sales are those for which price finalisation, referenced to the relevant index and product grade, is outstanding at the reporting date. Provisional pricing mechanisms embedded within these sales have the character of a commodity derivative and are carried at fair value through profit or loss as part of trade receivables or trade creditors. Fair value movements on provisionally priced sale contracts are disclosed as other revenue in the Group’s results. At 30 June 2025, the Group’s exposure to the impact of movements in commodity prices on provisionally invoiced sales related to spodumene concentrate.

As at 30 June 2025, the Group had sold two shipments of spodumene concentrate totalling 46,872 dry metric tonnes (dmt) that were provisionally priced (2024: 27,400 dmt). The final price of these sales will be determined between July 2025 and October 2025. A 10 per cent change in the realised price of the commodity, with all other factors held constant, would increase or decrease profit or loss after tax by $4.6 million (2024: $2.5 million).

Contents

Notes to the Financial Statements
23.	Financial Instruments and Risk Management (continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Group may not be able to settle or meet its obligations as they fall due. This risk is managed by ensuring, to the extent possible, that there is sufficient liquidity in place, without incurring unacceptable losses or risking damage to the Group's reputation.

The entities in the Group are funded by a combination of cash generated by the Group’s operations, long-term funding and intercompany loans provided by the Group. Long-term funding is primarily through equity sources.

Financial asset and financial liability maturity analysis

The following table shows an undiscounted contractual maturity analysis for financial assets and financial liabilities and reflects management's expectations with respect to realisation of financial assets and financial liabilities and timing of termination:

Year ended 30 June 2025	Weighted average interest rate %	1 year or less $’000	1 to 5 years $’000	More than 5 years $’000	Total $’000
Financial assets
Cash and cash equivalents	3.49%	72,290	–	–	72,290
Trade and other receivables		23,451	–	–	23,451
Other financial assets		–	–	1,007	1,007
Other assets	2.14%	5,389	670	10,281	16,340
Total financial assets		101,130	670	11,288	113,088
Financial liabilities
Trade and other payables		49,608	–	–	49,608
Interest bearing liabilities	16.00%	15,243	14,675	–	29,918
Lease liabilities	9.63%	2,697	90	–	2,787
Total financial liabilities		67,548	14,765	–	82,313
Net financial instruments		33,582	(14,095)	11,288	30,775

Year ended 30 June 2024
Financial assets
Cash and cash equivalents	4.34%	90,624	–	–	90,624
Trade and other receivables		11,877	–	–	11,877
Other financial assets		–	–	740	740
Other assets	2.50%	18,530	–	–	18,530
Total financial assets		121,031	–	740	121,771
Financial liabilities
Trade and other payables		60,876	–	–	60,876
Interest bearing liabilities	5.00%	12,672	12,533	–	25,205
Lease liabilities	9.69%	3,200	2,738	–	5,938
Other liabilities		–	–	4,540	4,540
Total financial liabilities		76,748	15,271	4,540	96,559
Net financial instruments		44,283	(15,271)	(3,800)	25,212

(c)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit risk arises from exposures to deposits with financial institutions, trade and other receivables and deposits. Management monitors credit risk by actively assessing the rating quality and liquidity of counterparties.

The Group’s exposure to credit risk is concentrated, as sales are made to a limited number of customers. Accordingly, exposure to credit risk is influenced mainly by the individual characteristics of each customer. Mitigation methods are defined and implemented for counterparties to protect revenues, with a significant amount of the Group’s sales of physical commodities occurring via secured payment terms including prepayments and letters of credit.

The Group's maximum exposure to credit risk at reporting date is $100.0 million (2024: $108.3 million), which includes $72.5 million (2024: $90.8 million) in cash and cash equivalents and other long-term fixed deposits held with major financial institutions with strong credit ratings.

Contents

Notes to the Financial Statements
23.	Financial Instruments and Risk Management (continued)

(c)	Credit risk (continued)

Expected credit losses

Impairment allowances are based on a forward-looking expected credit loss model. For trade receivables, the Group uses the simplified approach and recognises impairments based on the lifetime expected credit loss. For other receivables, the Group applies the general approach and recognises impairments based on a twelve-month expected credit loss.

Individual customers are assigned an external credit rating, and an expected credit loss rate is calculated accordingly, which takes into account actual credit loss experience.

(d)	Fair values

The Group measures some of its assets and liabilities at fair value on either a recurring or non-recurring basis after initial recognition, depending on the requirements of the applicable Accounting Standard.

Fair value is the price the Group would receive to sell an asset or would pay to transfer a liability in an orderly (i.e. unforced) transaction between independent, knowledgeable and willing market participants at the measurement date.

The fair value of cash and cash equivalents and non-interest bearing financial assets and liabilities reasonably approximate their carrying values.

The aggregate fair values and carrying values of financial assets and liabilities are disclosed in the Consolidated Statement of Financial Position. Fair values are materially in line with carrying values.

Fair value measurement

The carrying value of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The Group applies the following hierarchy for financial assets and liabilities carried at fair value:

Fair value hierarchy	Valuation inputs
Level 1	Based on unadjusted quoted prices in active markets for identical financial assets and liabilities.
Level 2
Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).

Level 3	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

The following table shows the fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information of financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

At 30 June 2025	Level 1 $’000	Level 2 $’000	Level 3 $’000	Total $’000
Other financial assets designated at FVOCI	1,007	–	–	1,007
Trade and other receivables	–	157	–	157
Total	1,007	157	–	1,164

At 30 June 2024
Other financial assets designated at FVOCI	740	–	–	740
Trade and other payables	–	(6,505)	–	(6,505)
Total	740	(6,505)	–	(5,765)

Contents

Notes to the Financial Statements
23.	Financial Instruments and Risk Management (continued)

(d)	Fair values (continued)

The following table shows the valuation techniques used in measuring Level 2 fair values for financial instruments in the Consolidated Statement of Financial Position, as well as the significant unobservable inputs used:

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Other receivables – provisional pricing adjustments	Market-based pricing	Market-based pricing indices	The estimated fair value would decrease (increase) if the market-based pricing were lower (higher).
Other payables – provisional pricing adjustments	Market-based pricing	Market-based pricing indices	The estimated fair value would increase (decrease) if the market-based pricing were lower (higher).

For financial instruments carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between levels of the hierarchy during the year.

(e)	Changes in liabilities from financing activities

The movement in the Group’s liabilities from financing activities during the year is as follows:

Year ended 30 June 2025	Interest bearing liabilities $’000	Preference shares $’000	Lease liabilities $’000	Total $’000
At the beginning of the financial year	–	25,205	5,415	30,620
Cash movements	558	–	(3,226)	(2,668)
Other non-cash movements	24	4,145	475	4,644
At the end of the financial year	582	29,350	2,664	32,596

Year ended 30 June 2024
At the beginning of the financial year	112	24,849	6,253	31,214
Cash movements	(112)	–	(3,280)	(3,392)
Other non-cash movements	–	356	2,442	2,798
At the end of the financial year	–	25,205	5,415	30,620

Year ended 30 June 2023
At the beginning of the financial year	–	23,462	10	23,472
Cash movements	110	–	(776)	(666)
Other non-cash movements	2	1,387	7,019	8,408
At the end of the financial year	112	24,849	6,253	31,214

Contents

Notes to the Financial Statements
24.	Share Capital

Ordinary shares

Ordinary shares are classified as equity. Transaction costs (net of tax, where the deduction can be utilised) arising on the issue of ordinary shares are recognised in equity as a reduction of the share proceeds received.

Where share application monies have been received but the shares have not been issued, these monies are shown as a payable in the Consolidated Statement of Financial Position.

The movement in fully paid ordinary shares during the year is as follows:

	2025 No. shares	2024 No. shares	2023 No. shares
At the beginning of the financial year	10,293,296,014	10,039,138,024	8,246,752,670
Shares issued (1,2)	1,250,000,000	244,157,990	1,792,385,354
Shares purchased by Employee Share Plan Trustee (3)	(250,000,000)	–	–
Employee share awards vested	–	–	–
Movement in treasury shares under Employee Share Plans	250,000,000	–	–
Transfers and other movements	–	10,000,000	–
At the end of the financial year	11,543,296,014	10,293,296,014	10,039,138,024
Comprising:
Shares held by the public	11,293,296,014	10,293,296,014	10,039,138,024
Treasury shares	250,000,000	–	–

	2025 $’000	2024 $’000	2023 $’000
At the beginning of the financial year	795,773	756,744	504,255
Shares issued (1,2)	40,000	37,399	262,448
Transaction costs associated with share issues	(2,055)	(120)	(9,959)
Transfers and other movements	–	1,750	–
At the end of the financial year	833,718	795,773	756,744

(1)
On 29 November 2024, the Group completed a fully underwritten placement to institutional investors, resulting in the issuance of 1,250,000,000 fully paid ordinary shares at an issue price of $0.032 per share for aggregate gross proceeds of $40.0 million.

(2)
On 17 November 2022, the Group announced an agreement with Troilus Gold Corporation to acquire 1,824 claims for a purchase consideration of $$44.5 million. Pursuant to this agreement, the Group issued 184,331,797 fully paid ordinary shares to Troilus Gold Corporation to settle the transaction.

(3)
On 29 October 2019, the Company entered into an At-the-Market Subscription Agreement (ATM) (previously referred to as a Controlled Placement Agreement) with Acuity Capital. As security for the ATM, Acuity Capital held 250,000,000 ordinary fully paid shares in the Company (“Collateral Shares”). On 6 January 2025, the Group announced the termination of the ATM, with the Collateral Shares transferred at zero cost from Acuity Capital to the Company’s Employee Share Plan Trustee, where they will be held to meet the future vesting of employee share awards.

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholders' meetings, each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

The Company does not have authorised capital or par value in respect of its issued shares.

Options

Options are classified as equity and issue proceeds are taken up in the share based payments reserve. Transaction costs (net of tax, where the deduction can be utilised) arising on the issue of options are recognised in equity as a reduction of the option proceeds received.

The movement in options during the year is as follows:

	2025 No. options	2024 No. options	2023 No. options
At the beginning of the financial year	12,234,482	42,234,482	350,290,518
Granted during the year	–	10,000,000	6,234,482
Exercised during the year	–	(40,000,000)	(310,196,342)
Forfeited / lapsed during the year	(10,000,000)	–	(4,094,176)
At the end of the financial year	2,234,482	12,234,482	42,234,482
Comprising:
Listed options	–	–	–
Unlisted options	2,234,482	12,234,482	42,234,482

Contents

Notes to the Financial Statements
24.	Share Capital (continued)

Capital management policy

The Group has been funded predominantly by equity up to the date of this report. Management controls the capital of the Group with the aim of creating long-term shareholder value and ensuring the Group can fund its operations and continue as a going concern. The Group’s capital is managed by assessing the Group’s financial risks and adjusting its capital structure in response to changes in these risks and market conditions.

None of the Group’s entities are currently subject to externally imposed capital requirements. In addition, there were no changes in the Group’s approach to capital management during the year.

25.	Reserves

Year ended 30 June 2025	Financial asset reserve $’000	Foreign currency translation reserve $’000	Share based payments reserve $’000	Total $’000
At the beginning of the financial year	(1,739)	(10,843)	591	(11,991)
Financial assets at fair value through other comprehensive income	34	–	–	34
Foreign exchange differences on translation of foreign operations	–	8,843	–	8,843
Share based payments	–	–	2,645	2,645
Transfers and other movements	–	–	(300)	(300)
At the end of the financial year	(1,705)	(2,000)	2,936	(769)

Year ended 30 June 2024
At the beginning of the financial year	(1,544)	8,327	5,990	12,773
Financial assets at fair value through other comprehensive income	3,827	–	–	3,827
Foreign exchange differences on translation of foreign operations	–	(19,170)	–	(19,170)
Share based payments	–	–	(237)	(237)
Transfers and other movements	(4,022)	–	(5,162)	(9,184)
At the end of the financial year	(1,739)	(10,843)	591	(11,991)

Year ended 30 June 2023
At the beginning of the financial year	–	11,789	1,762	13,551
Financial assets at fair value through other comprehensive income	(1,544)	–	–	(1,544)
Foreign exchange differences on translation of foreign operations	–	(3,462)	–	(3,462)
Share based payments	–	–	4,320	4,320
Transfers and other movements	–	–	(92)	(92)
At the end of the financial year	(1,544)	8,327	5,990	12,773

Financial asset reserve

The financial asset reserve represents the revaluation of financial assets recognised at fair value through other comprehensive income (FVOCI). The Group transfers amounts from this reserve to retained earnings when the relevant equity securities are derecognised.

Foreign currency translation reserve

Exchange differences arising on translation of foreign operations are recognised in Consolidated Statement of Comprehensive Income and accumulated in a separate reserve within equity. The cumulative amount is transferred to the Consolidated Statement of Profit or Loss on disposal of the foreign operation.

Share based payments reserve

The share based payments reserve represents the fair value of share based payments provided to both employees and non-employees. Refer to Note 29 for details on share based payments.

Contents

Notes to the Financial Statements
Group and Related Party Information

This section contains information on the structure and related parties of the Group and how it affects the financial performance and position of the Group.

26.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists where the Company is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Company has power over the subsidiary when it has existing rights to direct the relevant activities of the subsidiary which are those which significantly affect the subsidiary’s returns. The financial statements of subsidiaries are included in the consolidated financial statements for the period they are controlled.

The subsidiaries of the Group at the reporting date are as follows:

			Ownership interest
Subsidiaries	Country of incorporation	Principal activity	2025%	2024%	2023%
9474-9454 Québec Inc.	Canada	Exploration	100	100	100
North American Lithium Inc. (1)	Canada	Lithium mining and processing	75	75	75
Sayona East Kimberley Pty Ltd	Australia	Exploration	100	100	100
Sayona Inc.	Canada	Administrative services	100	100	100
Sayona International Pty Ltd	Australia	Investment holding company	100	100	100
Sayona Lithium Pty Ltd	Australia	Exploration	100	100	100
Sayona North Inc.	Canada	Exploration	100	100	100
Sayona Québec Inc. (1)	Canada	Investment holding company	75	75	75
Shock MergeCo Inc. (2)	United States	Investment holding company	100	—	—

(1)	Non-controlling ownership interest of 25 per cent is held by Piedmont Lithium Québec Holdings Inc.
(2)	Shock MergeCo Inc. was incorporated on 14 November 2024.

27.	Interests in Joint Arrangements

The Group’s interests in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Joint arrangements represent the contractual sharing of control between two or more parties in a business venture where decisions about the relevant activities of the arrangement (those that significantly affect the returns of the business venture) require the unanimous consent of the parties sharing control.

The Group has interests in the following joint arrangements at reporting date:

			Ownership interest
Project	Country	Counterparty	2025%	2024%	2023%
Moblan Lithium Project (1)	Canada	Investissement Québec	60	60	60
Morella Lithium Joint Venture (2)	Australia	Morella Corporation Limited	49	49	49
Vallée Lithium Project (3)	Canada	Consolidated Lithium Metals Inc.	25	25	–

(1)
On 15 October 2021, the Group acquired a 60 per cent interest in the Moblan Lithium Project, a drilling deposit host to high grade spodumene mineralisation. The project is 40 per cent owned by Investissement Québec.

(2)
On 27 November 2022, Morella Corporation Limited satisfied the requirements under the Earn-In Agreement relating to several Pilbara tenements with lithium rights located in the Pilgangoora district in Western Australia, Australia. Under the agreement, Morella Corporation Limited was required to spend $1.5 million on exploration within three years in order to earn a 51 per cent interest in the project. The Joint Venture Agreement was executed on 15 July 2024.

(3)
On 14 December 2023, North American Lithium Inc. satisfied a requirement under the Earn-In Agreement relating to the assets and mineral rights of the Vallée Lithium Project located in Québec, Canada. Under the agreement, North American Lithium Inc. was required to spend C$4.0 million on exploration within a twelve-month period to earn a 25 per cent interest in the project.

The above interests represent arrangements in which the parties maintain direct interests in each asset, and obligations for the liabilities, relating to the arrangement. The Group's interest in the assets and liabilities, revenue and expenses of joint operations are included in the respective line items of the consolidated financial statements.

Contents

Notes to the Financial Statements
28.	Related Party Transactions

The Group’s related parties are predominantly subsidiaries, associates and joint ventures, and key management personnel of the Group. Transactions between the parent entity and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

(a)	Parent entity

The ultimate parent entity of the Group is Elevra Lithium Limited, which is incorporated and domiciled in Australia.

The registered office of the Company is Level 28, 10 Eagle Street, Brisbane QLD 4000.

(b)	Subsidiaries, associates and joint ventures

The Group’s interests in subsidiaries, associates and joint ventures are disclosed in Note 26 and Note 27.

(c)	Key management personnel compensation

	2025 $’000	2024 $’000	2023 $’000
Short-term employee benefits	3,273	2,336	2,468
Post-employment benefits	139	84	89
Termination benefits	–	1,319	–
Share based payments	1,878	–	2,221
Total key management personnel compensation	5,290	3,739	4,778

(d)	Key management personnel transactions

Excluding the compensation of key management personnel above, there were no transactions with key management personnel during the reporting period (2024 and 2023: Nil).

(e)	Transactions with related parties

	Associates		Joint ventures
	2025 $’000	2024 $’000	2025 $’000	2024 $’000
Transactions with related parties
Sales of goods and services	–	–	150,278	90,743
Purchases of goods and services	(329)	–	–	–
Net increase (decrease) in other amounts owing with related parties	–	127	–	–
Proceeds from related parties (excluding sales of goods and services)	–	–	10,374	24,420

	Associates		Joint ventures
	2025 $’000	2024 $’000	2025 $’000	2024 $’000
Outstanding balances with related parties
Sales of goods and services	–	–	13,984	6,100
Purchases of goods and services	(81)	–	(670)	–
Net increase (decrease) in other amounts owing with related parties	–	(44)	–	(658)

On 9 January 2021, the Group entered into a Spodumene Concentrate Purchase Agreement (“the Agreement”) with Piedmont Lithium Carolinas, Inc., a wholly owned subsidiary of Piedmont Lithium Inc., for the annual supply of 50 per cent or 113,000 dry metric tonnes of spodumene concentrate production from North American Lithium, whichever is greater. The price paid by Piedmont for the supply of spodumene concentrate is equivalent to an average CIF China market price (in United States dollars) for 6.0 per cent Li2O spodumene concentrate on a dry basis, with a minimum price of US$500 per tonne and a maximum price of US$900 per tonne on a delivered basis. The term of the Agreement is the life of mine of North American Lithium.

All other transactions between related parties are at market prices or on normal commercial terms, no more favourable to the Group than those arranged with third parties.

Contents

Notes to the Financial Statements
Other Disclosures

This section contains other information that must be disclosed to comply with accounting standards and other pronouncements but is not considered critical in understanding the financial performance or position of the Group.

29.	Share Based Payments

The Group had the following share based payment arrangements in place as at 30 June 2025:

Awards	Recipients	Outstanding awards
Recurring
Deferred Short-Term Incentive Plan (1)	Executive KMP and eligible employees	FY24, FY25
Employee Share Plan (2)	Eligible employees	FY25
Long-Term Incentive Plan (3)	Executive KMP and eligible employees	FY25
Non-recurring
Transitional Management Incentive Plan (4)	Executive KMP and eligible employees	FY24

(1)	Awards granted on 28 November 2024, with vesting subject to service conditions only as performance conditions are assessed in the measurement period.
(2)	Awards granted on 31 December 2024, with vesting subject to service conditions only.
(3)	Awards granted on 28 November 2024, with vesting subject to performance and service conditions.
(4)	Awards granted on 31 December 2024, with vesting subject to service conditions only.

All equity awards are issued for nil consideration and take the form of rights to receive one ordinary share in Elevra Lithium Limited for each right granted, subject to performance and/or service conditions being met. All employees are granted rights on the ASX. Performance conditions include total shareholder return relative to a global comparator group of peers. Further information on the vesting conditions of rights granted is disclosed in the Remuneration Report.

Equity awards do not confer any dividend or voting rights until they convert into ordinary shares at vesting, nor do they confer any rights to participate in a share issue. No equity awards are eligible for a Dividend Equivalent Payment.

Contents

Notes to the Financial Statements
29.	Share Based Payments (continued)

(a)	Description of share based payment arrangements

Employee Share and Option Plan
On 16 November 2022, the Group established an Employee Share and Option Plan which enables the grant of equity rights and options to key management personnel, senior management and other eligible employees. Invitation to participate in the plan is at the absolute discretion of the Board.

The key terms and conditions related to grants under the plan are as follows:

•	the Board retains discretion to make decisions on the plan and set or amend terms and conditions; and
•	the vesting of equity rights and options will be conditional on the satisfaction of all vesting conditions attaching to the equity rights and options.

(i)	Recurring share based payment arrangements

The equity awards listed below are subject to the general conditions noted above and may be granted annually, subject to approval by shareholders at the Annual General Meeting for awards to the Managing Director and Chief Executive Officer and by the Board of Directors for all other awards to eligible employees.

Deferred Short-Term Incentive Plan
The Deferred Short-Term Incentive Plan is the Group’s short-term incentive plan for the Executive Leadership Team and other eligible employees below the Executive Leadership Team. Awards are granted annually to eligible employees. Awards granted under the FY24 Deferred Short-Term Incentive Plan and FY25 Deferred Short-Term Incentive Plan will vest in October 2025 and October 2026 respectively, subject to participants remaining employed by the Group.

Long-Term Incentive Plan
The Long-Term Incentive Plan is the Group’s long-term incentive plan for the Executive Leadership Team and other eligible employees below the Executive Leadership Team. Awards are granted annually to eligible employees. Awards granted under the FY25 Long-Term Incentive Plan are subject to performance and service conditions being satisfied over a three (3) year measurement period from 1 July 2024 to 30 June 2027, with vesting to occur at the end of the measurement period.

Employee Share Plan
The Employee Share Plan is the Group’s share plan for employees not eligible to participate in the Deferred Short-Term Incentive Plan or Long-Term Incentive Plan. Awards are granted annually to eligible employees. Awards granted under the FY25 Employee Share Plan will vest over two tranches in January 2026 and January 2027 respectively, subject to participants remaining employed by the Group.

(ii)	Transitional share based payment arrangements

The equity awards listed below are subject to the general conditions noted above and are either one-off or will not be granted on an ongoing basis.

Transitional Management Incentive Plan
The Transitional Management Incentive Plan is a one-off grant made to eligible employees to satisfy contractual employment obligations in place prior to implementation of the recurring share based payment arrangements noted above. Awards granted under the FY24 Transitional Management Incentive Plan will vest over two tranches in January 2026 and March 2026 respectively, subject to participants remaining employed by the Group.

(b)	Employee Share Plan Trust

The Sayona Mining Limited Employee Share Plan Trust (the Trust) is a discretionary trust for the benefit of employees of Elevra Lithium Limited and its subsidiaries.

The trustee of the Trust (CPU Share Plans Pty Limited) is an independent company, resident in Australia. Generally, the Trust uses funds provided by Elevra Lithium Limited to acquire shares to enable awards to be made or satisfied under the Group’s employee share plans.

Shares may be acquired by purchase in the market or by subscription at no less than market value on the date on which the shares are issued to the trustee.

Contents

Notes to the Financial Statements
29.	Share Based Payments (continued)

(c)	Measurement of fair values

Share based payments to employees are measured at the fair value of the instruments issued. Share based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if the fair value of the goods or services received cannot be reliably measured, and are recorded at the date the goods or services are received.

The fair value at grant date of equity-settled share awards is charged to the Consolidated Statement of Profit or Loss, net of tax, over the period for which the benefits of employee services are expected to be derived. The corresponding accrued employee entitlement is recorded in the share based payments reserve.

Where awards are forfeited because non-market-based vesting conditions are not satisfied, the expense previously recognised is proportionally reversed. If awards do not vest due to a market-based performance condition not being met, the expense is recognised in full and the share based payments reserve is released to retained earnings. Where shares in Elevra Lithium Limited are acquired by on-market purchases prior to settling the vested entitlement, the cost of the acquired shares is carried as treasury shares and deducted from equity. Where awards are satisfied by delivery of acquired shares, any difference between their acquisition cost and the cumulative remuneration expense recognised is charged directly to retained earnings, net of tax.

The fair value of retention and other non-market-based equity rights (i.e. Deferred Short-Term Incentive Plan, Employee Share Plan, Transitional Management Incentive Plan, and equity-settled services) is measured using the Black Scholes methodology, which is based on the Black-Scholes-Merton model. This methodology considers the following:

•	Expected life of the award;
•	Current market price of the underlying shares;
•	Expected volatility;
•	Expected dividends; and
•	Risk-free interest rate.

The fair value of market-based equity rights (i.e. Long-Term Incentive Plan) is measured using the Monte Carlo methodology, which is based on the Binomial Option Pricing model. This methodology considers the following:

•	Expected life of the award;
•	Current market price of the underlying shares;
•	Expected volatility (of the individual company and each peer group);
•	Expected dividends;
•	Risk-free interest rate; and
•	Market-based performance hurdles.

The expected volatility for all rights issued is based on the historical share price volatility of the Group at each respective grant date.

The inputs used in the measurement of the fair values at grant date of the Group’s share based payment arrangements were as follows:

Year ended 30 June 2025	Fair value at grant date $	Share price at grant date $	Expected volatility %	Expected Life (in years)	Risk-free interest rate based on government bonds %
Recurring
FY24 Deferred Short-Term Incentive Plan	0.0320	0.0320	85	0.92	4.145
FY25 Deferred Short-Term Incentive Plan	0.0320	0.0320	80	1.92	3.957
FY25 Employee Share Plan	0.0270	0.0270	80	1.00 – 2.00	3.849 – 4.002
FY25 Long-Term Incentive Plan	0.0263	0.0320	80	2.76	3.923
Non-recurring
FY24 Transitional Management Incentive Plan	0.0270	0.0270	80	1.00 – 1.25	3.937 – 4.002

Contents

Notes to the Financial Statements
29.	Share Based Payments (continued)

(d)	Reconciliation of outstanding equity rights

None of the awards listed below have an exercise price or are exercisable at 30 June 2025.

	Equity rights at beginning of the year	Granted during the year	Vested during the year	Forfeited / lapsed during the year	Equity rights at end of the year
Recurring
FY24 Deferred Short-Term Incentive Plan	–	3,409,320	–	–	3,409,320
FY25 Deferred Short-Term Incentive Plan	–	44,645,160	–	–	44,645,160
FY25 Employee Share Plan	–	84,909,080	–	(10,595,040)	74,314,040
FY25 Long-Term Incentive Plan	–	97,506,040	–	(2,201,680)	95,304,360
Non-recurring
FY24 Transitional Management Incentive Plan	–	49,987,640	–	–	49,987,640
Total outstanding equity rights	–	280,457,240	–	(12,796,720)	267,660,520

(e)	Reconciliation of outstanding options
	Equity rights at beginning of the year	Granted during the year	Exercised during the year	Forfeited / lapsed during the year	Equity rights at end of the year
Non-recurring
Equity-settled services (1)	2,234,482	–	–	–	2,234,482
FY23 Transitional Management Incentive Plan (2)	10,000,000	–	–	(10,000,000)	–
Total outstanding options	12,234,482	–	–	(10,000,000)	2,234,482

(1)
Outstanding equity-settled services relate to options granted to Jett Capital Advisors, LLC in respect of corporate advisory services undertaken for the Group. Options were granted on 28 November 2022 at an exercise price of $0.18125, expiring on 28 November 2025.

(2)
The FY23 Transitional Management Incentive Plan relates to options granted to KMP on 17 July 2023 at an exercise price of $0.1500, expiring on 17 July 2024. All outstanding options were not exercised and subsequently lapsed on 17 July 2024.

Options do not confer any dividend or voting rights until they convert into fully paid ordinary shares. Each option is entitled to be converted into one ordinary share in Elevra Lithium Limited.

(f)	Expense recognised in profit or loss

The total share based payment expense recognised for the year ended 30 June 2025 was $2.6 million (2024: ($0.2) million, including a ($0.3) million reversal of unvested awards; 2023: $1.8 million), which is included within ‘Employee benefits expense’ in Note 7.

30.	Commitments

The following commitments exist at balance date but have not been brought to account:

	2025 $’000	2024 $’000
Capital expenditure commitments	18,327	14,799
Exploration expenditure commitments (1)	731	5,995
Other contractual commitments	42,626	27,224
Total commitments	61,684	48,018

(1)
The Group must meet minimum expenditure commitments on granted exploration tenements to maintain those tenements in good standing. If the relevant tenement is relinquished, the expenditure commitment also ceases.

Contents

Notes to the Financial Statements
31.	Contingent Assets and Liabilities

The Group’s operations are subject to complex legislative regimes, including various environmental laws and regulations. From time to time, there may be legal, regulatory or other potential claims that arise in the ordinary course of business against entities in the Group. The Group assesses any claims received and deals with them as required. The Group only recognises amounts as liabilities when they are probable, or as contingencies when they are less than probable but not remote, and only where a reliable estimate can be made. The Group is not aware of any material non-compliances or potential claims at the end of the reporting period that have not been recognised or disclosed.

32.	Restatement of Comparative Information

Adjustment to earnings per share upon termination of facility with Acuity Capital

On 29 October 2019, the Company entered into an At-the-Market Subscription Agreement (ATM) (previously referred to as a Controlled Placement Agreement) with Acuity Capital. The ATM provided the Group with up to $200 million of standby equity capital. As security for the ATM, Acuity Capital held 250,000,000 ordinary fully paid shares in the Company (“Collateral Shares”).

On 6 January 2025, the Group announced the termination of the ATM, with the Collateral Shares transferred at zero cost from Acuity Capital to the Company’s Employee Share Scheme Trustee, where they will be held to meet the future vesting of employee share awards.

Upon termination of the facility, the Group conducted a review of its reporting obligations and identified the need to retrospectively adjust the calculation of earnings per share for the years ended 30 June 2023 and 30 June 2024 to exclude the shares which have been transferred to the Company’s Employee Share Scheme Trustee from the total weighted average number of ordinary shares in accordance with IAS 33 Earnings per Share.

Adjustment to earnings per share upon share consolidation

On 22 September 2025, the Company consolidated the number of shares on issue on a 150:1 basis, resulting in the conversion of every 150 shares into one share. In addition, the number of options and rights on issue were consolidated on a 150:1 basis. The exercise price of the options and rights were adjusted in inverse proportion to the consolidation ratio.

Upon completion of the share consolidation, the Group conducted a review of its reporting obligations and identified the need to retrospectively adjust the calculation of earnings per share for the years ended 30 June 2023 and 30 June 2024 to include the impact of the share consolidation. This is aligned to the requirements of IAS 33 Earnings per Share, which requires the calculation of basic and diluted earnings per share for all periods presented (including prior periods) to be based on the new number of shares if a change in the number of ordinary or potential ordinary shares outstanding occurs after the reporting period but before the financial statements are authorised for issue.

The following table shows the impact of the adjustment on the weighted average number of ordinary shares and earnings per share calculations for the years ended 30 June 2023 and 30 June 2024:

		Adjustments
Year ended 30 June 2024	Reported balance	ATM facility termination	Share consolidation	Restated balance
Weighted average number of ordinary shares (‘000)
Basic earnings per share denominator	10,277,968	(250,000)	(9,961,115)	66,853
Ordinary share contingently issuable	–	–	–	–
Diluted earnings per share denominator	10,277,968	(250,000)	(9,961,115)	66,853
Earnings per share (cents)
Basic	(0.99)	(0.02)	(150.66)	(151.67)
Diluted	(0.99)	(0.02)	(150.66)	(151.67)

Year ended 30 June 2023
Weighted average number of ordinary shares (‘000)
Basic earnings per share denominator	8,695,396	(212,000)	8,426	56,556
Ordinary share contingently issuable	–	–	–	–
Diluted earnings per share denominator	8,695,396	(212,000)	8,426	56,556
Earnings per share (cents)
Basic	(0.13)	–	(19.40)	(19.53)
Diluted	(0.13)	–	(19.40)	(19.53)

Contents

Notes to the Financial Statements
33.	Subsequent Events

The following events have arisen since the end of the reporting period:

Merger between Sayona Mining Limited and Piedmont Lithium Inc.

On 18 November 2024, Sayona Mining Limited (“Sayona” and subsequently “Elevra”), Shock MergeCo Inc., a wholly owned subsidiary of Sayona (“Merger Sub”), and Piedmont Lithium Inc. (“Piedmont”) entered into a Merger Agreement to combine Sayona and Piedmont. The merger was approved by Sayona shareholders at the Company’s Extraordinary General Meeting on 31 July 2025. Piedmont stockholders subsequently approved the merger at their Special Meeting on 23 August 2025 (Australian time). Completion of the merger occurred on 30 August 2025 (Australian time).

The identifiable assets and liabilities of Piedmont at the date of acquisition include inputs (including a corporate head office, offtake agreement, and customer contracts) and an organised workforce. The Group has determined that the acquired inputs and processes significantly contribute to the ability to create revenue. The Group has concluded that the acquired set is a business.

The acquisition method of accounting has been applied to recognise the merger in accordance with IFRS 3 Business Combinations, with Sayona considered as the accounting acquirer and Piedmont as the accounting acquiree. In identifying Sayona as the acquiring entity for accounting purposes, management considered the terms of exchange of equity interests, the entity that is issuing the equity interests, the relative voting rights in the combined entity after the business combination, and the composition of the governing body and senior management of the combined entity. In assessing the size of each of the companies, management evaluated various metrics, including revenue, profit before taxation, total assets and market capitalisation. Accordingly, consideration paid by Sayona to complete the merger has been allocated to identifiable assets and liabilities of Piedmont based on estimated fair values at the date of the transaction.

As the merger was completed subsequent to year end, the amounts of revenue and profit or loss of Piedmont have not been included in the Consolidated Statement of Profit or Loss and Consolidated Statement of Comprehensive Income for the year ended 30 June 2025. In addition, the results of the acquiree from acquisition date to the date of this report have not been included within this note as management believe it would be impractical to do so.

(a)	Consideration transferred

The following table summarises the preliminary fair value of each major class of consideration transferred:

$‘000
Equity instruments issued	300,706
Other merger consideration attributable to outstanding Piedmont equity awards (1)	4,209
Total consideration transferred (2)	304,915

(1)	Other merger consideration has been measured on a provisional basis, pending completion of an independent valuation.
(2)
Total consideration transferred comprises the buy-out of the non-controlling interest in Sayona Québec and settlement of the pre-existing contractual arrangement between Piedmont and Sayona. The allocation of consideration across each component has yet to be determined. Refer to section (c) below.

Equity instruments issued

The following table summarises the total value of equity instruments issued:

Number of Piedmont common stock on issue on date of acquisition (#)	21,946,069
Exchange ratio (per share of Piedmont common stock) (#)	527
Number of Sayona ordinary shares issued (#)	11,565,602,304
Closing price of Sayona ordinary shares traded on the ASX on date of acquisition ($)	0.026
Total value of equity instruments issued ($’000)	300,706

Other merger consideration attributable to outstanding Piedmont equity awards

In accordance with the terms of the Merger Agreement, the Group exchanged equity rights held by employees of Piedmont (acquiree awards) for equity rights in Elevra (replacement awards). At the date of acquisition, acquiree awards subject to performance conditions were reviewed and assessed at the discretion of the Board. Upon merger completion, all replacement awards are subject to service conditions only.

(b)	Merger transaction costs

At the date of acquisition, the Group had incurred merger transaction costs of $21.8 million, including legal fees and due diligence costs.

Contents

Notes to the Financial Statements
33.	Subsequent Events (continued)

Merger between Sayona Mining Limited and Piedmont Lithium Inc. (continued)

(c)	Purchase price allocation

Given the timing of merger completion relative to the release of this report and the detailed exercise required to appropriately recognise its impacts, the Group believe it is impractical to disclose the following information at this time:

•	the amounts recognised at the date of acquisition for each major class of assets acquired and liabilities assumed;
•	the calculation of gain on bargain purchase or goodwill recognised;
•	the buy-out of the non-controlling interest in Sayona Québec; and
•	the fair value associated with settlement of the pre-existing contractual arrangement between Piedmont and Sayona.

The following items are material to the calculation of the gain on bargain purchase or goodwill recognised:

Buy-out of non-controlling interest in Sayona Québec

Prior to merger completion, Sayona Inc., a subsidiary of Sayona, held a 75 per cent interest in Sayona Québec Inc., with Piedmont Lithium Québec Holdings Inc., a subsidiary of Piedmont, holding the remaining non-controlling interest of 25 per cent. The acquisition of Piedmont by Sayona resulted in the buy-out of the non-controlling interest in Sayona Québec, which is treated as an equity transaction in accordance with IFRS 10 Consolidated Financial Statements.

Settlement of pre-existing contractual arrangement

Prior to the acquisition of Piedmont by Sayona, the parties entered into a supply contract under which Sayona sold spodumene concentrate to Piedmont. At the date of acquisition, the fair value of the contract will be determined by reference to terms for current market transactions for the same or similar items. Consequently, the acquisition of Piedmont by Sayona will result in the settlement of a pre-existing contractual arrangement, and the allocation of purchase consideration to the settlement of this pre-existing contractual arrangement. For the purposes of preparing the consolidated financial statements, any value attributable to the settlement of this pre-existing contractual arrangement will be set off against the gain on bargain purchase given the transaction is between Piedmont and Sayona.

Conditional placement to Resource Capital Fund VIII L.P.

On 19 November 2024, the Group entered into a Subscription Agreement with Resource Capital Fund VIII L.P. (RCF) to raise approximately $69 million (before costs) through the issue of 2,156,250,000 ordinary shares in the Company at an issue price of $0.0320 per ordinary share, subject to completion of the proposed merger with Piedmont Lithium Inc. (“Conditional Placement”). On 31 July 2025, Sayona shareholders approved the Conditional Placement to RCF. On 12 August 2025, the Company and RCF agreed to extend the Subscription Agreement until 31 December 2025. As part of the extension, RCF agreed to subscribe to a further 1,200,000,000 options (“New Options”) to be issued in two tranches:

•	The first tranche of options to be issued shall be such number of options that results in RCF holding a 9.99 per cent interest in the issued share capital of the Company (Tranche 1 Options); and
•
Subject to obtaining all applicable regulatory approvals, the second tranche of options to be issued shall be such number of options that is 1,200,000,000 less the Tranche 1 Options (Tranche 2 Options).

The exercise price of the New Options is $0.0320, a 14 per cent premium to the closing share price on 11 August 2025 and the same price as the issue price under the Conditional Placement, and within the Company’s existing placement capacity under ASX Listing Rule 7.1. If all New Options are exercised in full, the total value of the placement will be approximately $38 million.

On 4 September 2025, the Company issued 2,156,250,000 ordinary shares to RCF for aggregate gross proceeds of $69 million (before costs), in accordance with the terms of the Subscription Agreement. At the date of this report, neither tranche of options has been exercised by RCF.

Share consolidation

On 22 September 2025, the Company consolidated the number of shares on issue on a 150:1 basis, resulting in the conversion of every 150 shares into one share. In addition, the number of options and rights on issue were consolidated on a 150:1 basis. The exercise price of the options and rights were adjusted in inverse proportion to the consolidation ratio.

Change of company name

The name of the Company was changed from Sayona Mining Limited to Elevra Lithium Limited, effective from 16 September 2025.

No other matters or circumstances have arisen since the end of the reporting period that have significantly affected or may significantly affect the operations, results of operations or state of affairs of the Group in subsequent periods.