Form 20-F
period 2026-06-30
Elevra Lithium Ltd
filed 2026-11-02
CIK 1739016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026
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
Level 3, 10 Eagle Street, Brisbane, Queensland 4000, Australia
(Address of principal executive offices)
Timothy Palmer, Tel: (704) 461-8000; Fax: 704-270-9828,
42 E Catawba Street, Belmont, North Carolina 28012
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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
Ordinary Shares, no par value: 194,016,029
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

PRESENTATION OF INFORMATION

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

All references to “U.S. dollars,” “dollars,” “$,” “USD” or “US$” are to the United States of America dollar. All references to “Australian dollars,” “AUD” or “AU$” are to the Australian dollar. As of June 30, 2026, AU$1.00 was equivalent to US$0.688.

Prior to July 1, 2025, Elevra’s presentation currency was Australian dollars. Effective from July 1, 2025, Elevra has elected to change its presentation currency from Australian dollars to U.S. dollars. The change in presentation currency is a voluntary change, which is accounted for retrospectively. Comparative figures have been translated to U.S. dollars to conform with changes in presentation currency. See note 2 “Basis of Preparation” to the Elevra annual financial statements for additional information.

All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board.

All references to “the date of this annual report” are to November 2, 2026.

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

“AH Act” refers to the Aboriginal Heritage Act 1972 (WA).

“ASIC” refers to the Australian Securities and Investments Commission.

“ASX” refers to the Australian Securities Exchange.

“ASX Listing Rules” refers to the official listing rules of ASX, including any variation, consolidation or replacement of such rules, in each case, subject to any waiver or exemption granted from compliance of those rules.

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

“Elevra 2024 placement agreement” refers to the placement agreement, dated as of November 19, 2024 (as amended by the amending deed, dated as of April 23, 2025), by and between Elevra and Canaccord.

“Elevra 2024 equity raise” refers to the placement of 1,250,000,000 Elevra ordinary shares at the issue price of AU$0.032 ($0.02 at the then-prevailing exchange rate) per Elevra ordinary share completed on November 28, 2024 (Sydney time).

“Elevra 2026 placement agreement” refers to the placement agreement, dated as of May 12, 2026, by and among Elevra, Canaccord and UBS as joint lead managers.

“Elevra 2026 institutional placement” refers to the placement of 22,540,984 Elevra ordinary shares at the issue price of AU$12.20 per share ($8.70 at the then-prevailing exchange rate) per Elevra ordinary share completed on May 12, 2026 (Sydney time).

“Elevra ADSs” refers to American depositary shares representing 1,500 Elevra ordinary shares prior to the Elevra share consolidation and 10 Elevra ordinary shares following the Elevra share consolidation.

“Elevra ADS Holder” refers to a holder of Elevra ADSs (including a purchaser in a secondary transaction).

“Elevra annual financial statements” refers to the audited consolidated financial statements of Elevra and its controlled entities as of June 30, 2026 and 2025, and for each of the three years in the period ended June 30, 2026.

“Elevra Board” refers to the board of directors of Elevra.

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

“LCSC Holdings” refers to LCSC Holdings Inc., a Canadian corporation and a wholly-owned subsidiary of Canada Growth Fund.

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

“North American Lithium” refers to the North American Lithium project.

“NTA” refers to Native Title Act 1993 (Cth).

“PCBUs” refers to persons conducting a business or undertaking.

“Piedmont” refers to Piedmont Lithium Inc., a Delaware corporation.

“Piedmont 2024 placement agreement” refers to the placement agreement, dated as of November 19, 2024, by and between Piedmont and Canaccord.

“Piedmont 2024 equity raise” refers to the placement of 238,095,300 Piedmont CDIs, each representing 1/100th of a share of Piedmont common stock, at the issue price of AU$0.168 ($0.11 at the then-prevailing exchange rate) per Piedmont CDI completed on November 28, 2024 (Sydney time).

“Piedmont Board” refers to the board of directors of Piedmont.

v

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

“RCF subscription agreement” refers to the subscription agreement, dated as of November 19, 2024 (as amended by the amending deed, dated as of April 23, 2025, and the amending deed, dated as of August 12, 2025), by and between Elevra and RCF.

“Sayona” refers to Elevra Lithium Limited, an Australian public company limited by shares, formerly known as Sayona Mining Limited.

“Sayona Québec” refers to Sayona Québec Inc., which, prior to the Merger, was a joint venture with Piedmont in which Elevra owned a 75% equity interest and Piedmont owned a 25% interest. Following the Merger, Elevra indirectly owns 100% of Sayona Québec Inc.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Takeovers Panel” refers to the Australian peer review body that operates as the primary forum for the resolution of takeover disputes in Australia.

“UBS” refers to UBS Securities Australia Limited.

“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. holder” refers to a beneficial owner of Elevra ordinary shares or Elevra ADSs that is, for U.S. federal income tax purposes:

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

“WHS legislation” refers to, collectively, the Work Health and Safety Act 2020 (WA), Work Health and Safety (General) Regulations 2022 (WA) and the Work Health and Safety (Mines) Regulations 2022 (WA).

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

Forward-looking statements are subject to and involve risks, uncertainties and assumptions, and you should not place undue reliance on any forward-looking statements. Although Elevra believes that the forward-looking statements are based on reasonable assumptions at the time they are made, you should be aware that many factors could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements. The following are some but not all of the factors that could cause actual results or events to differ materially from anticipated results or events:

•	Elevra’s limited operating history in the lithium industry;

•	the inability of Elevra to develop certain properties;

•	exploration or development properties not containing reserves or containing fewer reserves than projected;

•	mineral reserve and resource estimates being imprecise;

•	risks related to mining, exploration, mine construction and plant construction;

•	fluctuations in lithium and lithium byproduct prices;

•
fluctuations in currency exchange rates, particularly the U.S., Canadian and Australian dollars, and the possible variations between the currency of Elevra’s revenues and the currency of Elevra’s expenses;

•	any inability of Elevra to enter into and deliver product under offtake and other sale agreements;

•	any inability of Elevra to access the capital or financial markets;

•	any inability of Elevra to successfully manage its growth;

•	additional businesses, assets or joint ventures becoming unsuccessful;

•	any inability of Elevra to realize all of the anticipated benefits of the Merger;

•	mining activities becoming subject to royalty claims;

•	mineral properties becoming subject to defects in title;

•	dependence on a limited number of customers;

•	requirements to obtain governmental licenses, permits, authorizations, concessions and other approvals in relevant jurisdictions, including Canada, Australia and the United States;

•	environmental regulations and related litigation;

•	changes to regulations related to health and safety;

•	changes in technology or other developments that could adversely affect demand for lithium compounds;

•	additional risks related to international activities; and

•	natural disasters, public health crises, political crises, and other events outside of Elevra’s control.

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

•
Elevra’s long-term success will depend ultimately on Elevra’s ability to continue to generate revenue, achieve and maintain profitability, and develop positive cash flows from Elevra’s mining activities.

•	Elevra’s long-term success depends on its ability to enter into and deliver product under offtake and other sale agreements.

•	Elevra depends, in part, on its ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may adversely affect Elevra’s business.

•	Elevra’s ability to manage growth will have an impact on its business, financial condition, and results of operations.

•	Elevra may acquire or make investments in additional businesses or assets, form joint ventures, or make investments in other companies that may be unsuccessful.

•	Elevra, as the combined company, may not realize all of the anticipated benefits of the Merger.

•	Elevra is dependent upon key management employees.

•	Elevra may fail to comply with Australian, U.S. and international anti-corruption, anti-bribery, anti-money laundering and international trade laws.

•	Lawsuits may be filed against Elevra and an adverse ruling in any such lawsuit may adversely affect Elevra’s business.

•	Elevra’s mining activities may be subject to royalty claims.

•	Elevra’s mineral properties may be subject to defects in title.

•	Elevra’s directors and officers may have conflicts of interest.

•	Changes to Elevra’s financial and operations systems may result in significant expense and disruptions.

•	Elevra is dependent on a limited number of customers.

•
Natural disasters, public health crises, political crises, and other catastrophic events or other events outside of Elevra’s control may materially and adversely affect Elevra’s business or financial results.

•	Unstable market, economic or geopolitical conditions may have serious adverse consequences on Elevra’s business.

•	Elevra’s business is subject to cybersecurity risks.

•	A change in tax laws in any country in which Elevra operates could result in higher tax expense.

•	A loss of a major tax dispute could result in higher taxes on Elevra’s worldwide earnings.

•	Tariffs, tariff announcements and other developments in international trade policies and regulations could adversely affect Elevra’s operations and outlook.

Regulatory and Industry Risks

•
Elevra will be required to obtain governmental licenses, permits, authorizations, concessions and other approvals in relevant jurisdictions, including Canada, Australia and the United States, in order to conduct development and mining operations.

•	Compliance with environmental regulations and related litigation could require significant expenditures.

•	Changes in technology or other developments could adversely affect demand for lithium compounds.

•	Elevra’s growth depends upon the continued growth in demand for electric vehicles and energy storage systems (ESS) with lithium compounds.

•	Climate change and changes in climate change regulations could have a material adverse impact on Elevra’s operations.

•	Mining operations face substantial regulation of health and safety.

•	Elevra operates in multiple international locations, which subjects it to additional inherent risks.

•	Elevra’s operations and properties expose it to native title and political risks.

•
Certain of Elevra’s mines and exploration properties are located on land that is or may become subject to traditional territory, title claims and/or claims of cultural significance, and such claims may affect Elevra’s current and future operations.

•	Elevra’s operations and supply chain are exposed to human rights issues, including modern slavery.

•	Elevra’s insurance may not fully cover all of its potential risk exposure.

Risks Related to an Investment in Elevra Ordinary Shares or Elevra ADSs

•	There may be less publicly available information concerning Elevra than there is for issuers that are not foreign private issuers.

•
There may be additional complexities and practical challenges associated with enforcing civil liability provisions of the securities laws of the United States against Elevra’s officers and members of the Elevra Board.

•	We may be unable to remediate a material weakness in our internal control over financial reporting or otherwise fail to develop and maintain effective internal control over financial reporting.

•	The market prices and trading volume of Elevra ordinary shares and Elevra ADSs have been and may continue to be volatile.

•	The Constitution and other Australian laws and regulations may affect Elevra’s ability to take certain actions.

•
The market price of the Elevra ADSs may not fluctuate consistently, in terms of U.S. dollars, with the market price of Elevra ordinary shares, and exchange rate fluctuations may adversely affect the U.S. dollar value of Elevra ADSs and any dividends paid by Elevra.

•	Elevra ADS Holders are not holders of Elevra ordinary shares and do not have shareholder rights.

•	Under the terms of the deposit agreement, the depositary bank is entitled to charge Elevra ADS Holders fees for various services, including annual service fees.

•	Elevra ADS Holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

•	Elevra ordinary shares are subject to Australian insolvency laws which are substantially different from U.S. bankruptcy or insolvency laws.

•	Elevra does not anticipate paying dividends in the foreseeable future.

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

Until the third quarter of 2023, Elevra had yet to realize any revenues from the sale of lithium, and its operating cash flow needs were financed primarily through issuances of stock and not through cash flows derived from its operations. As a result, Elevra has limited historical financial and operating information available to help you evaluate Elevra’s performance.

There is no guarantee that Elevra’s development of certain properties will result in the commercial extraction of mineral deposits.

Although North American Lithium has achieved production and certain of Elevra’s other projects may achieve production, Elevra remains engaged in the business of exploring and developing mineral properties with the intention of locating additional economic deposits of minerals at its exploration and development properties.

Exploration and development of lithium resources are speculative in nature, and it is impossible to ensure that current and future exploration programs and/or feasibility studies on Elevra’s existing properties will establish reserves. Accordingly, Elevra cannot assure you that it will realize profits in the medium to long term from its exploration and development activities or that its ongoing exploration programs will result in profitable commercial mining operations. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time, which may or may not be reduced or eliminated through a combination of careful evaluation, experience, and skilled management. While discovery of ore-bearing deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to construct mining and processing facilities and to establish additional reserves. The profitability of Elevra’s operations will be, in part, directly related to the cost and success of Elevra’s exploration and development programs, which may be affected by a number of factors. Additional expenditures are required to construct, complete, and install mining and processing facilities in those properties that are actually mined and developed.

Elevra’s exploration projects have no operating history upon which to base estimates of future operating costs and capital requirements. Exploration project items, such as any future estimates of reserves, metal recoveries, or cash operating costs will, to a large extent, be based upon the interpretation of geologic data, obtained from a limited number of drill holes and other sampling techniques as well as future feasibility studies. Actual operating costs and economic returns of any and all exploration projects may materially differ from the costs and returns estimated, and accordingly, Elevra’s financial condition, results of operations, and cash flows may be negatively affected.

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

Elevra is generally dependent on the management team of each of its investees to operate and control the applicable project or business. While Elevra may exert influence pursuant to its positions, as applicable, on the boards of directors and through certain limited governance or oversight roles, such influence may be limited. The management team of an investee may not have the level of experience, technical expertise, human resources, management, and other attributes necessary to operate their projects or businesses optimally, and they may not share Elevra’s business priorities, including, but not limited to, those priorities that relate to desired production levels. This could have a material adverse effect on the value of such investments as well as Elevra’s growth, business, financial condition, results of operations, and prospects.

Some of Elevra’s current or future exploration or development properties may not contain any reserves, and any funds spent on exploration and evaluation may be lost.

Elevra cannot assure you that its exploration programs will identify economically extractable mineralization, nor can Elevra assure you about the quantity or grade of any mineralization Elevra seeks to extract. Elevra’s exploration prospects may not contain any reserves and any funds spent on evaluation and exploration may be lost. Even for the mineral reserves Elevra has reported for its properties, any quantity or grade of reserves Elevra indicates must be considered as estimates only until such reserves are actually mined. Elevra does not know with certainty that economically recoverable lithium exists on its exploration properties. In addition, the quantity of any reserves may vary depending on commodity prices. Any material change in the quantity or grade of reserves may affect the economic viability of Elevra’s exploration properties.

Elevra’s mineral reserve and resource estimates may be imprecise.

Elevra’s mineral reserve figures are primarily estimates and are not guarantees that Elevra will recover the indicated quantities of these minerals. You are cautioned not to place undue reliance on estimates of reserves (or resource estimates or exploration targets). Reserves are estimates made by Elevra’s professional technical personnel of the amount of minerals that they believe could be economically and legally extracted or produced at the time of the reserve determination. Different technical personnel may make different estimates of reserves or resources based on the same data. No assurance can be given that the estimated amount of mineral or the indicated level of recovery of these minerals will be realized. Reserve and resource estimation is an interpretive process based upon available data and various assumptions. Elevra’s reserve and resource estimates may change. Reserves are valued based on estimates of costs and mineral prices, which may not be consistent among Elevra’s properties or across the industry. The estimated quantities and economic value of mineral reserves may be adversely affected by:

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

Additionally, reserve estimates, resource estimates and exploration targets are subject to changes over time and considerable uncertainty, including due to further development, preproduction drilling, and exploration, as applicable. The reserves and resource estimates have changed over time (and may change in the future) and the properties that Elevra considers material properties have changed over time (and may change in the future). For example, changes in development priority within Elevra's project portfolio and the relative importance of Authier Lithium in that context, and changes in estimates regarding the interpretations of geologic and geophysical data, have resulted in Elevra no longer considering Authier Lithium a material property for purposes of subpart 1300 of Regulation S-K (“Subpart 1300”) as of June 30, 2026. Elevra cannot be certain that any part or parts of resources or exploration targets will ever be confirmed or converted into reserves as defined by the SEC. Additionally, our reserve and resource estimates may be inaccurate due to issues in converting such estimates from the Joint Ore Reserves Committee code (the “JORC Code”) to Subpart 1300. For example, certain of the mineral resources (exclusive of reserves) for Authier Lithium  referred to in the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2025 were subsequently discovered to be overstated as a result of a miscalculation during the process of such conversion from the JORC Code to Subpart 1300.

Elevra faces risks related to mining, exploration, mine construction, and plant construction, if any, on its properties.

Elevra’s level of profitability, if any, in future years will depend to a great degree on lithium prices and whether Elevra’s exploration-stage properties can be brought into production. Exploration and development of lithium resources are speculative in nature, and it is impossible to ensure that current and future exploration programs and/or feasibility studies on Elevra’s existing properties will establish reserves. Whether it will be economically feasible to extract lithium depends on a number of factors, including: the particular attributes of the deposit such as size, grade, and proximity to infrastructure; lithium prices; mining, processing and transportation costs; the willingness of lenders and investors to provide project financing; unavailability of skilled labor; labor costs and possible labor strikes; and governmental regulations, including, without limitation, regulations related to prices, taxes, tariffs, royalties, land tenure, permitting, land use, importing and exporting materials, foreign exchange, environmental protection, local community issues, employment, worker safety, transportation, and reclamation and closure obligations. Elevra could be adversely affected by a failure to complete its plant construction projects on time or on budget, and a substantial delay in the progress of construction due to adverse weather, work stoppages, shortages of materials, non-issuances of permits, nonperformance of suppliers or contractors, or other factors could result in a material increase in the overall cost of such projects. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Elevra receiving an inadequate return on invested capital. In addition, Elevra is subject to the risks normally encountered in the mining industry, such as:

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

Moreover, from time to time, Elevra’s tenements, or tenements Elevra has a legal or beneficial interest in, may be subject to access restrictions. These may relate to the freehold owner of the land on which the tenements are located, or the rights of Indigenous people. In those circumstances, Elevra may have to resolve access arrangements under the relevant regime prior to entering upon the land to carry out activities or developing a mine on the tenements. Access arrangements may be subject to the provision of monetary compensation, compensation for damage to land and restoration of the land. There can be no guarantee that applications or access arrangements will be resolved in a timely fashion, in Elevra’s favor, or in a manner that is commercially viable for Elevra. Elevra’s inability to resolve access issues on satisfactory terms may impact its operations, and particularly its exploration program. If access issues are not resolved satisfactorily, this may impact Elevra’s business, results of operations, and financial condition.

Lithium and lithium byproduct prices are subject to unpredictable fluctuations which may greatly affect the value of Elevra’s investment in its lithium assets and its ability to develop them successfully.

The prices of lithium and lithium byproducts may fluctuate widely and are affected by numerous factors beyond Elevra’s control, including international, economic, and political trends, expectations of inflation, currency exchange fluctuations, interest rates, imposition of tariffs or other duties, global and regional consumption patterns, speculative activities, increased production, including due to new extraction developments and improved extraction and production methods, and technological changes in the markets for the end products. The effect of these factors on the prices of lithium and lithium byproducts, and therefore the economic viability of any of Elevra’s exploration, development, and operational properties, cannot be accurately predicted and could have dramatic effects on the results of Elevra’s operations and Elevra’s ability to execute its business plan. See also “-Tariffs, tariff announcements and other developments in international trade policies and regulations could adversely affect Elevra’s operations and outlook.”

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

Elevra’s operations are subject to foreign currency fluctuations. Elevra’s revenue is entirely in U.S. dollars, while most of Elevra’s expenses are measured in Canadian and Australian dollars. The fluctuation of the Canadian and Australian dollar in relation to the U.S. dollar will consequently have an impact upon Elevra’s profitability and cashflows and may also affect the value of its assets and liabilities.

Elevra’s long-term success will depend ultimately on Elevra’s ability to continue to generate revenue, achieve and maintain profitability, and develop positive cash flows from Elevra’s mining activities.

Elevra’s ability to recover carrying values of Elevra’s assets, acquire additional lithium projects, and continue with exploration, development, commissioning, and mining, ultimately depends on Elevra’s ability to continue to generate revenue, achieve and maintain profitability, and generate positive cash flow from its operations. The economic viability of Elevra’s future mining activities could be affected by many risks and uncertainties including:

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

Elevra is concurrently overseeing the advancement of several major lithium projects, including Moblan Lithium, which is in the exploration stage, and North American Lithium, which has been a producing project since March 2023. Work to advance these projects requires the dedication of considerable time and resources by Elevra and its management team. The advancement of several major resource projects concurrently brings with it the associated risk of strains on managerial, human, and other resources. Elevra’s ability to successfully manage each of these processes will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and successfully retain personnel and recruit new personnel to support Elevra’s growth and the advancement of both its operations and projects.

It is common for a new mining operation to experience unexpected costs, problems, and delays during construction, commissioning, and mine start-up. Most mining projects suffer delays during these periods due to numerous factors, including the factors listed above. Any of these factors could result in changes to economic returns or cash flow estimates of the project or have other negative impacts on Elevra’s financial position or results. There is no assurance that Elevra’s exploration projects will commence commercial production on schedule, or at all, or will result in profitable mining operations. If Elevra is unable to develop its projects into a commercial operating mine, its business and financial condition will be materially adversely affected. Moreover, even if the feasibility study continues to support a commercially viable project, there are many additional factors that could impact the project’s development, including terms and availability of financing, cost overruns, litigation or administrative appeals concerning the project, delays in development, and any delays in permitting or permitting changes, among other factors.

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
Elevra may encounter difficulty entering into or fulfilling offtake and other sale agreements for its product. Elevra may fail to deliver the product required by such agreements or may experience production costs in excess of the price to be paid to Elevra under such agreements. Failure to meet these specifications could result in price adjustments, the rejection of deliveries, or termination of the contracts. Elevra’s supply agreements contain force majeure provisions allowing temporary suspension of performance by Elevra or the customer during specified events beyond certain control of the affected party. As a result of these issues, Elevra may not achieve the revenue or profit Elevra expects to achieve from its offtake and other sale agreements.

The Company is party to two contract notes with an international trading company to provide spodumene concentrate from North American Lithium. Pricing under these contract notes is determined by a market-based mechanism.

On August 21, 2026, the Company entered into a spodumene concentrate supply agreement with Mangrove Lithium for the supply of spodumene concentrate produced at North American Lithium to Mangrove Lithium’s conversion facility proposed to be developed in eastern Canada. The agreement has an initial term of seven years, with a further seven-year renewal, unless either party elects to terminate. Performance under the agreement is subject to Mangrove Lithium securing the necessary project financing, taking a positive final investment decision and achieving sustained commercial operations of no less than 50% of nameplate capacity. Mangrove Lithium is obligated to achieve final investment decision by December 31, 2028 and commercial operation no more than three years later. Contracted annual volumes total 122,000 dmt in year 1 and 144,000 dmt beginning in year 2, on a take or pay basis. Mangrove Lithium may elect to increase the volume in any year by up to 20%, subject to available capacity at North American Lithium and Elevra’s agreement. Mangrove Lithium may also elect to purchase up to 72,000 dmt in any 12-month period prior to reaching commercial operation. Pricing under the agreement is determined by a market-based mechanism, subject to a price floor.

On October 7, 2026, the Company entered into a spodumene concentrate supply agreement with LG Energy Solution Ltd. for the supply of spodumene concentrate produced at North American Lithium. The agreement provides for an aggregate supply of 240,000 dmt of spodumene concentrate over a three-year term commencing from the date of the first shipment. In addition to the contracted base quantity, the Company may supply up to 90,000 dmt of optional volume over the three-year term, subject to agreement of the parties. Pricing under the agreement is determined by a market-based mechanism.

Elevra’s business, results of operations, and financial condition may be materially and adversely affected if Elevra is unable to enter into similar agreements with other buyers, deliver the products required by such agreements, or if it incurs costs in excess of the price set forth in such agreements.

Elevra depends, in part, on its ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit Elevra’s ability to meet its liquidity needs and long-term commitments, fund its ongoing operations, execute its business plan or pursue investments that Elevra may rely on for future growth.

Elevra has incurred, and may in the future incur, operating and investing net cash outflows, including those associated with the production at, and expansion of, North American Lithium, the exploration of Moblan Lithium, maintaining and acquiring exploration properties and undertaking ongoing exploration activities. Elevra relies on access to capital markets as a source of funding, in addition to revenues generated from production at North American Lithium, for its capital and operating requirements. Elevra may require additional capital to meet its liquidity needs related to expenses for its various corporate activities, including costs related to its status as a publicly traded company, funding of its ongoing operations, exploring and defining lithium mineralization, and establishing any future mining operations. Elevra cannot assure you that such additional funding will be available to it on satisfactory terms, or at all.

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

On September 4, 2025, Elevra issued 2,156,250,000 Elevra ordinary shares at the issue price of AU$0.032 ($0.02 at the then-prevailing exchange rate) per Elevra ordinary share to Resource Capital Fund VIII, L.P. (“RCF”). Simultaneously, Elevra issued to RCF 408,541,913 options (which, following the Elevra share consolidation, were converted into 2,723,613 options) to purchase Elevra ordinary shares pursuant to the RCF option deed. On June 30, 2026, Elevra issued the remaining 5,276,387 options (on a post-consolidation basis) to RCF under the second and final tranche of the subscription. The options issued to RCF pursuant to the RCF option deed have an exercise price of AU$4.80 per option and expire on December 31, 2028. RCF may transfer its options to purchase Elevra ordinary shares to a third party.

On May 12, 2026, Elevra completed a fully underwritten placement of 22,540,984 Elevra ordinary shares to institutional, professional and sophisticated investors at the issue price of AU$12.20 per Elevra ordinary share ($8.70 at the then-prevailing exchange rate) (the “Elevra 2026 institutional placement”). The placement generated aggregate proceeds of AU$275 million ($196 million at the then-prevailing exchange rate) before costs. The Company has applied and intends to apply the net proceeds of such placement to fund the North American Lithium brownfield expansion project, alongside funding key Moblan Lithium technical and pre-development activities through to final investment decision while maintaining liquidity and optionality through market cycles.

On June 5, 2026, Elevra issued 1,275,668 Elevra ordinary shares to eligible shareholders at the issue price of AU$12.20 per share ($8.70 at the then-prevailing exchange rate) in a share purchase plan. The share purchase plan generated aggregate proceeds of AU$15.56 million ($11.1 million at the then-prevailing exchange rate). The Company has applied and intends to apply the net proceeds of the share purchase plan towards the same purposes as the proceeds of the Elevra 2026 institutional placement.

Further, in conjunction with the Elevra 2026 institutional placement, LCSC Holdings agreed to invest C$145 million in Sayona Inc., a wholly-owned subsidiary of Elevra, via the issuance of convertible notes by Sayona Inc. in two tranches. On July 29, 2026, LCSC Holdings, Sayona Inc. and Elevra executed a note subscription agreement formalizing the terms of such investments. Subscription for the C$65 million upfront tranche of convertible notes was completed on July 31, 2026. Subscription for the conditional tranche of C$80 million remains subject to satisfaction or waiver of certain conditions precedent, including the requisite approval of Elevra’s shareholders and the North American Lithium Phase 5 mining permit having been obtained. The convertible notes have a term of five years and bear a coupon equal to the 3-month term CORRA rate plus 225 basis points, payable semi-annually. The notes may be converted at the option of LCSC Holdings commencing on the first anniversary of the issue date until 10 business days prior to the maturity date into special shares of Sayona Inc., with settlement in cash and/or in Elevra ordinary shares. The conversion price, subject to customary adjustments, is AU$17.17 per Elevra ordinary share for upfront tranche notes, and for the conditional tranche notes will be set at a 30% premium to the 20-trading day VWAP of Elevra ordinary shares immediately after the date on which Sayona Inc. gives the conditional tranche issuance notice to LCSC Holdings. Sayona Inc. may redeem the convertible notes starting from the third anniversary of the issue date provided that the closing price of Elevra ordinary shares is at least 130% of the applicable conversion price for at least 20 trading days within any 30 consecutive trading days. LCSC Holdings may require redemption of the convertible notes upon a change of control (as defined in the note subscription agreement) with respect to Elevra or the Elevra shares being delisted from the ASX or suspended from trading on the ASX for more than 60 consecutive trading days.

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

If Elevra is unable to obtain additional financing, as needed, at competitive rates, its ability to fund its current operations and implement its business plan and strategy may be affected. These circumstances may require Elevra to reduce the scope of its operations and scale back its exploration, development and mining programs. There is, however, no guarantee that Elevra will be able to secure any additional funding or be able to secure funding to provide it with sufficient funds to meet its objectives, which may adversely affect Elevra’s business and financial position. Certain market disruptions may increase Elevra’s cost of borrowing or affect Elevra’s ability to access one or more financial markets. Such market disruptions could result from, but are not limited to:

•	significant decrease in the prices of lithium products;

•	significant decrease in the demand for lithium products;

•	adverse economic conditions;

•	adverse general capital market conditions;

•	poor performance and health of the lithium or mining industries in general;

•	bankruptcy or financial distress of unrelated lithium companies or marketers;

•	the development of non-lithium battery technologies; or

•	adverse regulatory actions that affect Elevra’s exploration and construction plans or the use of lithium generally.

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

The success of any acquisitions, mergers, joint ventures, strategic alliances, or investments, including North American Lithium and Moblan Lithium, will depend on Elevra’s ability to identify, negotiate, complete and, in the case of mergers, including the Merger, integrate those transactions and, if necessary, obtain satisfactory debt or equity financing to fund those transactions. Elevra may not realize the anticipated benefits of any acquisition, merger, including the Merger, joint venture, strategic alliance or investment. Elevra may not be able to integrate acquired or merged businesses successfully into its existing business, maintain the key business relationships of businesses Elevra acquires or merges with, or retain key personnel of an acquired or merged business, in each case, including the business of Piedmont in the case of the Merger. Elevra could assume unknown or contingent liabilities or incur unanticipated expenses. Integration of acquired or merged companies or businesses, including Piedmont, also may require management resources that otherwise would be available for ongoing development of Elevra’s existing business. Any acquisitions or mergers, including the Merger, or investments made by Elevra could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm Elevra’s operating results. If Elevra chooses to issue equity as consideration for any acquisition or merger, Elevra shareholders or Elevra ADS Holders may experience dilution.

Elevra, as the combined company, may not realize all of the anticipated benefits of the Merger.

While Elevra has achieved some of the expected benefits of the Merger, including the anticipated cost synergies of $15 million from the closing of the Merger until June 30, 2026, there is a risk that all of the expected benefits of the Merger may fail to materialize or be realized fully, or may not occur within the time periods previously anticipated by Elevra. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company, including, for example, differences in corporate culture, loss of, or reduction in, key personnel, expert capability or employee productivity, failure to procure or retain employees of the Company, required changes to operating models, or the diversion of management’s attention. The challenge of integrating previously independent businesses makes evaluating the business and future financial prospects of the combined company following the Merger difficult. Prior to the completion of the Merger, Piedmont and Elevra operated independently. The success of the Merger, including anticipated benefits, will depend, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, complementary technical capabilities, and material logistics, procurement and marketing synergies with aligned economic interests in pursuing North American Lithium brownfield expansion. A failure to integrate the businesses in the time and manner contemplated by Elevra, or a failure to achieve the expected benefits of integration may impact the financial performance, operation and position of the combined company. Furthermore, Piedmont is a material part of the combined company’s business. If the Piedmont part of the combined company’s business does not perform as expected, this could have a material adverse impact on the combined company’s financial position and performance.

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

Elevra is subject to Australian, U.S. and international anti-corruption, anti-bribery, anti-money laundering and international trade laws. Failure to comply with these laws could adversely impact Elevra’s business, financial condition and results of operations.

Elevra is required to be in compliance with all applicable laws and regulations in Australia, the United States and internationally with respect to anti-corruption, anti-money laundering and other regulatory matters, including the U.S. Foreign Corrupt Practices Act. Although Elevra and its subsidiaries maintain policies, processes and controls intended to comply with these laws, Elevra cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our officers or employees. If Elevra or its subsidiaries fail to comply with any applicable anti-corruption, anti-bribery, anti-money laundering or other similar laws, Elevra and its officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on Elevra’s and its subsidiaries’ business, financial condition and results of operations.

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
Many of the mining claims in which Elevra has an interest are subject to ongoing royalty obligations. The amount of the royalties payable in respect of a claim may have an impact on the economic viability of that claim, depending on various factors such as commodity prices and prevailing economic conditions. The amount of royalties payable may impact the profitability of Elevra and consequently impact the value of Elevra ordinary shares or Elevra ADSs.
Elevra’s mineral properties may be subject to defects in title.

The ownership, interests in and title to mining claims and concessions are often uncertain and may be contested. Elevra may not have, or may not be able to obtain, all necessary rights to explore and develop a property. Although Elevra has taken reasonable measures to ensure proper title to Elevra’s properties, there is no guarantee that title to any of Elevra’s properties will not be challenged or impugned. Elevra’s mineral properties may be subject to prior unregistered agreements, transfers, or claims, and title may be affected by, among other things, undetected defects. Elevra may incur significant costs related to defending the title to Elevra’s properties. A successful claim contesting Elevra’s title to a property may cause Elevra to compensate other persons or perhaps reduce Elevra’s interest in the affected property or lose Elevra’s rights to explore and develop that property. This could result in Elevra not being compensated for its prior expenditures related to the property or being unable to realize future gains from mining and selling those minerals. In any such case, the investigation and resolution of title issues would divert Elevra’s management’s time from ongoing exploration and, if warranted, development programs. Any impairment or defect in title could negatively affect Elevra.

Title to a number of Elevra’s properties for Carolina Lithium is derived from option agreements with local landowners in North Carolina, which upon exercise, allow Elevra to purchase, or in certain cases, long-term lease the real property and associated mineral rights from the local landowners. If Elevra exercises the option to purchase a property, it will pay cash consideration, approximating the fair market value of the real property, excluding the value of any minerals, plus a premium based on a negotiated fixed price or percentage premium. If Elevra exercises the option for a long-term lease, it will pay annual advance royalty payments per acre. Some landowners also retain a production royalty payable on production of ore from the property.

Elevra’s directors and officers may have conflicts of interest.

Some of Elevra’s directors that are not executive directors or Executive KMP of Elevra (the “Non-Executive Directors”) currently serve as directors of other companies involved in natural resource exploration, development, and production, and any of the Non-Executive Directors may serve in such positions in the future. As of the date of this annual report, no director or officer of Elevra serves as an officer or director of a lithium exploration, development, or producing company or has a conflict of interest with Elevra’s business, other than Mr. James Brown, who serves as managing director of Morella Corporation Limited (ASX:1MC) and non-executive chairman of Greenwing Resources Limited (ASX:GW1), and Mr. Allan Buckler, who serves as a non-executive director of Morella Corporation Limited. Mr. Allan Buckler has voluntarily resigned as a Non-Executive Director of the Company effective November 19, 2026. As a result, Mr. James Brown and, prior to the effectiveness of his resignation, Mr. Allan Buckler may be in a position of a conflict of interest in the future. Elevra subjects any decision made by such persons involving Elevra to their duties and obligations to deal fairly and in good faith with Elevra and such other companies. In addition, Elevra requires its directors and officers to declare, and refrain from voting on, any matter in which such directors and officers may have a material interest.

Changes to Elevra’s financial and operations systems may result in significant expense and disruptions.

To manage Elevra’s growth and support its future operations, Elevra may periodically upgrade its operational and financial systems, processes and procedures. This will require management time and may result in significant expense. Elevra cannot be certain that it will institute in a timely or efficient manner, or at all, the improvements to its managerial, operational, governance, information and communication technology and financial systems and procedures necessary to support its anticipated increased levels of operations. Problems associated with, or disruptions resulting from, any improvement or expansion of Elevra’s operational and financial systems could adversely affect its relationships with suppliers and customers, inhibit Elevra’s ability to expand or take advantage of market opportunities, cause harm to Elevra’s reputation, result in errors in Elevra’s financial and other reporting, and adversely affect Elevra’s ability to maintain an effective internal control environment and meet Elevra’s governance and external reporting obligations, any of which could harm Elevra’s business and operating results and affect the price of Elevra ordinary shares or Elevra ADSs. See also “-We have identified a material weakness in our internal control over financial reporting.”

Elevra is dependent on a limited number of customers, which makes it vulnerable to the continued relationship with, and financial health of, those customers.

Three customers accounted for 100% of Elevra’s sales during the fiscal year ended June 30, 2026, and two customers, one of them being Piedmont, accounted for 100% of Elevra’s sales during the fiscal year ended June 30, 2025. Elevra’s future prospects may depend on the continued business of a limited number of key customers and on Elevra’s continued status as a qualified supplier to such customers. The Company cannot guarantee that these key customers will continue to buy products from Elevra at current levels or comply with their obligations. The loss of, or breach of obligations by, a key customer could have a material adverse effect on Elevra’s business, financial condition, and results of operations. See “-Elevra’s long-term success depends on its ability to enter into and deliver product under offtake and other sale agreements.”

Natural disasters, public health crises, political crises, and other catastrophic events or other events outside of Elevra’s control may materially and adversely affect Elevra’s business or financial results.

If any of Elevra’s facilities or the facilities of Elevra’s suppliers, third-party service providers, or customers is affected by natural disasters, such as earthquakes, floods, fires, power shortages or outages, public health crises (such as pandemics and epidemics), political crises (such as terrorism, war, political instability or other conflict), or other events outside of Elevra’s control, Elevra’s operations, financial condition or financial results could suffer. It is possible that these occurrences may impact Elevra’s operations even if they occur outside of the jurisdictions where Elevra operates. Elevra only has a limited ability to insure against these risks. Any of these events could materially and adversely impact Elevra in a number of ways, including through decreased production, increased costs, decreased demand for Elevra’s products due to reduced economic activity or other factors, or the failure by counterparties to perform under contracts or similar arrangements.

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

Furthermore, geopolitical instability and uncertainty, such as acts of terrorism, international hostilities, labor strikes, civil wars and geopolitical tensions, such as the conflict between Russia and Ukraine, the conflict in the Middle East, and increasing tensions between China and Taiwan, and government actions implemented as a result thereof, may negatively impact the global economy and Elevra’s operations, financial performance and financial position. These occurrences and conflicts have already resulted in and may continue to result in sanctions (including with respect to China), embargoes, regional instability, energy shortages, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, challenges to currency exchange rates and financial markets, and global shipping constraints and increased costs, all of which may be detrimental to Elevra’s operations, financial performance and financial position. Elevra only has a limited ability to insure against these risks.

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

Tariffs, tariff announcements and other developments in international trade policies and regulations could adversely affect Elevra’s operations and outlook.

Elevra is a mining company incorporated and headquartered in Australia with activities in the U.S., Canada and Australia and with international customers. As such, Elevra is and will be sensitive to changes in international trade policies and regulations.

Changes in tariffs, duties and other trade policies, and announcements relating to the foregoing, may impact the demand for lithium and the costs of products Elevra requires to operate and develop its projects. On February 1, 2025, the U.S. President signed executive orders directing the United States to impose tariffs on goods originating from Canada, Mexico and China. With regard to Canadian goods, these measures took effect on March 4, 2025 and included a 25% tariff on goods originating from Canada (increased to 35%, effective August 1, 2025), except for Canadian energy products which were subject to a lower rate of 10% and include critical minerals such as lithium. On February 20, 2026, the U.S. Supreme Court struck down the foregoing tariffs. In response, the U.S. President imposed a global 10% tariff under Section 122 of the Trade Act of 1974, effective February 24, 2026 until July 24, 2026, which exempted specified mineral substances and Canadian goods subject to the United States-Mexico-Canada Agreement. Effective July 24, 2026, the U.S. government imposed tariffs under Section 301 of the Trade Act of 1974, which included a 10% tariff on goods originating from Canada, subject to certain exemptions for lithium oxide, lithium hydroxide, lithium carbonate and other mineral substances.  While, as of the date of this report, the Company expects that spodumene concentrate originating from North American Lithium, if imported into the United States, will fall under the exemption, these developments remain ongoing, are subject to change at any moment and are outside of Elevra’s control.

Separately, following the U.S. Secretary of Commerce’s affirmative finding that imports of processed critical minerals and their derivative products threaten the national security of the United States, on January 14, 2026, the U.S. President issued a proclamation that declined to impose tariffs at that time but directed the U.S. Department of Commerce and the U.S. Trade Representative to negotiate agreements with trading partners, including consideration of border-adjusted price floors, while expressly reserving authority to impose tariffs or minimum import prices in the future.

In response to changes in U.S. trade policy, Canada has implemented and proposed a suite of countermeasures comprised of tariffs on various goods imported from the United States. Such tariffs may be imposed on goods utilized in the production of spodumene concentrate at North American Lithium.

Elevra is unable to predict the ultimate result or duration of any new tariffs, or changes to existing tariffs, imposed by the U.S. or any other country, or tariff countermeasures that may be taken by any country.

Imposition of tariffs or other trade barriers and changes in trading policies, potential retaliatory measures, or uncertainties in international trade policies and regulations may adversely impact Elevra’s operations, particularly given Elevra’s presence across multiple jurisdictions. Such tariffs, if applied to the spodumene concentrate Elevra produces, or equipment Elevra may need to operate its business (including any expansion thereof), could adversely affect Elevra’s revenue (including revenue generated from sales of Canadian spodumene concentrate to the U.S.) and costs, the economics of Elevra’s projects and Elevra’s ability to develop those projects successfully. Recent tariff actions have resulted in market uncertainty and volatility and concerns over inflation, recession and slowing growth. Continued market uncertainty or volatility, or any broader economic challenges resulting from adverse developments in international trade policies, could adversely affect the price of Elevra ordinary shares and Elevra ADSs and Elevra’s ability to raise additional capital.

Regulatory and Industry Risks

Elevra will be required to obtain, maintain or renew governmental licenses, permits, authorizations, concessions and other approvals in relevant jurisdictions, including in the U.S., Canada and Australia, in order to conduct development and mining operations, a process that is often costly and time-consuming. There is no certainty that all necessary permits and approvals for Elevra’s planned operations will be granted, maintained or renewed.

Elevra is required to obtain, maintain and renew governmental licenses, permits, authorizations, concessions and other approvals for its exploration and development activities in relevant jurisdictions, including the U.S., Canada and Australia, and prior to mining any mineralization Elevra discovers, Elevra will be required to obtain additional governmental licenses, leases, permits, authorizations, concessions and other approvals that Elevra does not currently possess. Such items are related to the laws and regulations that govern prospecting, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, surface rights, environmental protection, safety and other matters.

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

Elevra may not be able to obtain, maintain or renew licenses, leases, permits, authorizations, concessions and other approvals that are necessary to conduct its planned operations, or Elevra may discover that the cost and time required to obtain, maintain or renew such licenses, permits, authorizations, concessions and other approvals exceed its expectations. Any unexpected delays, costs or conditions associated with the governmental approval process could delay Elevra’s planned exploration, development, and mining operations, which in turn could materially adversely affect Elevra’s prospects, revenues, and profitability. In addition, Elevra’s prospects may be adversely affected by the revocation or suspension of licenses, permits, authorizations, concessions and other approvals or by changes in the scope or conditions to use of any licenses, permits, authorizations, concessions and other approvals obtained.

For example, in Canada, Elevra’s North American Lithium brownfield expansion project will require it to obtain, among other things, an amended authorization from Fisheries and Oceans Canada and complete an environmental assessment procedure required by the Québec Environmental Quality Act. Elevra’s work on obtaining these authorizations is ongoing.

Separately, Elevra is reevaluating the expected mine ore production capacity of Moblan Lithium and expects to obtain updated information by the end of 2026, which is expected to result in a Canadian federal impact assessment for Moblan Lithium being required. In parallel, environmental impact assessment procedures for Moblan Lithium (under the James Bay and Northern Québec Agreement) and other properties remain in progress.

In the United States, in addition to the permits that Elevra has been issued to date, it is required to obtain other permits and approvals before construction or operations of Carolina Lithium, including approvals related to rezoning, mining, mineral concentration, and chemical manufacturing. Such permits include an air permit that would be issued by the Division of Air Quality and rezoning that would be approved by the Gaston County Board of Commissioners. Carolina Lithium submitted its application for Prevention of Significant Deterioration Title V Air Permit to the Division of Air Quality on August 31, 2022, which was deemed complete in February 2023. In September 2026, a draft permit was published for public comment, and a public hearing was held on October 13, 2026.

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

For example, certain members of the Gaston County Board and members of the public have indicated opposition to granting the approvals necessary for Carolina Lithium. In September 2021, the Gaston County Board approved updates to the Gaston County Unified Development Ordinance, which in part, established certain operating limitations for new mines and quarries within the county and provides the parameters for requisite Conditional District zoning. While Elevra has initiated a dialog with the Gaston County Board, it is unable to predict the duration, scope, result, or related costs or conditions associated with the Gaston County Board’s review, nor can Elevra assure you that it will be successful in obtaining required local approvals.

Additionally, new laws or regulations may be enacted, or existing laws and regulations could be applied in a manner which could limit or curtail Elevra’s activities. The ultimate development or operation of Elevra’s assets may also be negatively impacted. Any inability to conduct Elevra’s mining operations or development activities pursuant to applicable required authorizations could materially reduce Elevra’s production, cash flow and profitability.

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

Lithium and its derivatives are preferred raw materials for certain industrial applications, such as rechargeable batteries. For example, current and future high energy density batteries for use in electric vehicles will rely on lithium compounds as a critical input. The pace of advancements in current battery technologies, development and adoption of new battery technologies that rely on inputs other than lithium compounds, or a delay in the development and adoption of future high nickel battery technologies that utilize lithium hydroxide could significantly impact Elevra’s prospects and future revenues. Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging, and less expensive, some of which could be less reliant on lithium hydroxide, lithium carbonate or other lithium compounds. Some of these technologies, such as commercialized battery technologies that use no, or significantly less, lithium compounds, could be successful and could adversely affect demand for lithium batteries in personal electronics, electric and hybrid vehicles, and other applications. Elevra cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon. In addition, alternatives to industrial applications dependent on lithium compounds may become more economically attractive as global commodity prices shift. Any of these events could adversely affect demand for and market prices of lithium, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization Elevra discovers and reducing or eliminating any reserves Elevra identifies.

Elevra’s growth depends upon the continued growth in demand for electric vehicles and energy storage systems (ESS) with lithium compounds.

Elevra is one of a number of producers of performance lithium compounds that are a critical input in current and next-generation, high energy density batteries used in electric vehicle and other energy applications. Elevra’s growth is dependent upon the continued adoption of electric vehicles by consumers and the deployment of other battery applications such as ESS. If the market for electric vehicles and other uses does not develop as Elevra expects, or develops more slowly than Elevra expects, Elevra’s business, prospects, financial condition, and results of operations will be affected. The market for electric vehicles and other battery applications is relatively new, rapidly evolving, and could be affected by numerous external factors, such as:

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

Climate change could have an adverse impact on Elevra’s operations. The potential physical impacts of climate change on Elevra’s operations are highly uncertain and would be particular to the circumstances affecting each of Elevra’s projects. These may include changing average temperatures, changes in rainfall, snow and storm patterns and intensities, wildfires, water shortages, changing sea levels and other severe weather events. These changes in climate could have a material adverse impact on the cost of development or production for Elevra’s projects and adversely affect its operations and financial performance.

Regulations and pending legislation governing issues involving climate change and climate change reporting could result in increased operating costs, which could have a material adverse effect on Elevra’s business. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to climate change and its potential impacts. Legislation and increased regulation regarding climate change could impose significant costs on Elevra and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any adopted climate change regulations could also negatively impact Elevra’s ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance, and uncertainty around the impact of climate change and how it should be dealt with, Elevra cannot predict how legislation and regulation will affect its operating performance, ability to compete, and financial condition. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the potential impacts of climate change as it relates to Elevra or other companies in the natural resources industry could harm Elevra’s reputation.

Mining operations face substantial regulation of health and safety.

Mining operations are subject to extensive and complex laws and regulations governing worker health and safety and failure to comply with applicable legal requirements can result in substantial penalties and may adversely impact Elevra’s operations, reputation, financial performance and financial position. Regardless of how carefully Elevra undertakes its operations, mining and exploration operations carry an inherent risk of liability and, as such, these risks cannot be eliminated. Future changes in applicable laws, regulations, permits and approvals or changes in their enforcement or regulatory interpretation could substantially increase costs to achieve compliance, lead to the revocation of existing or future exploration or mining rights or otherwise have an adverse impact on Elevra’s results of operations and financial position.

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

Elevra operates in multiple international locations, which subjects it to additional inherent risks.

Elevra currently has activities in the U.S., Australia, and Canada and expects to continue to conduct activities there and possibly other international locations in the future. Because Elevra conducts activities internationally, Elevra’s activities are governed by and involve interaction with many levels of government across various jurisdictions, including in the U.S., Australia and Canada, and Elevra is subject to the following political, social, legal and economic risks, some of which would be more relevant with respect to possible operations outside such three countries:

•	a change in federal or provincial governments or change in government policies;

•	the effects of local political, labor and economic developments and unrest;

•	significant or abrupt changes in the applicable regulatory or legal climate;

•	significant changes to regulations or laws or the interpretation or enforcement of them;

•	exchange controls and export restrictions;

•	expropriation or nationalization of assets with inadequate compensation;

•	unfavorable currency fluctuations, particularly in the exchange rate between any of the U.S. dollar, the Australian dollar and the Canadian dollar;

•	repatriation restrictions;

•	invalidation and unavailability of governmental orders, permits or agreements;

•	property ownership disputes;

•	renegotiation or nullification of existing concessions, licenses, permits and contracts;

•	criminal activity, corruption, demands for improper payments, expropriation, and uncertain legal enforcement and physical security;

•	failure to maintain compliance with corruption, bribery and transparency statutes;

•	disadvantages of competing against companies from countries that are not subject to Australian laws and regulations;

•	fuel or other commodity shortages;

•	illegal mining;

•	laws or policies affecting trade, investment and taxation;

•	opposition to Elevra’s presence, operations, properties or plans by governmental or non-governmental organizations or civic groups;

•	civil disturbances, war and terrorist actions; and

•	seizures of assets.

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

Indigenous interests and rights as well as related consultation issues may impact Elevra’s ability to pursue exploration, development and mining at certain of Elevra’s properties in Canada and Western Australia. There is no assurance that claims or other assertions of rights by tribal communities and stakeholders or consultation issues will not arise on or with respect to Elevra’s properties or activities. These could result in significant costs and delays or materially restrict Elevra’s activities. Opposition by Indigenous landowners/tribal communities and stakeholders to Elevra’s presence, operations or development on land subject to their traditional territory or title claims or in areas of cultural significance could negatively impact Elevra in terms of permitting delay, public perception, costly legal proceedings, potential blockades or other interference by third parties in Elevra’s operations, or court-ordered relief impacting Elevra’s operations. In addition, Elevra may be required to, or may voluntarily, enter into certain agreements with such persons or communities in order to facilitate development of Elevra’s properties, which could reduce the expected earnings or income from any future production.

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

Risks Related to an Investment in Elevra Ordinary Shares or Elevra ADSs

There may be less publicly available information concerning Elevra than there is for issuers that are not foreign private issuers because, as a foreign private issuer, Elevra is exempt from a number of rules under the U.S. Exchange Act and Nasdaq requirements applicable to U.S. domestic companies.

As a foreign private issuer under the U.S. Exchange Act, Elevra is exempt from certain rules under the U.S. Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as non-foreign private issuers whose securities are registered under the U.S. Exchange Act, or to comply with Regulation Fair Disclosure under the U.S. Exchange Act (“Regulation FD”), which restricts the selective disclosure of material non-public information. In addition, Elevra is (a) exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the U.S. Exchange Act and (b) subject to reduced disclosure obligations regarding executive compensation. Further, the members of the Elevra Board and principal shareholders of Elevra are exempt from the reporting provisions of Section 16 of the U.S. Exchange Act, and members of the Elevra Board, executive officers of Elevra and principal shareholders of Elevra are exempt from the “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Accordingly, there may be less publicly available information concerning Elevra and such persons than there is for non-foreign private issuers whose securities are registered under the U.S. Exchange Act, such information may not be provided as promptly as it is provided by such other issuers, and such persons may trade Elevra ordinary shares or Elevra ADSs more freely considering their exemption from the “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. In addition, certain information may be provided by Elevra in accordance with Australian law, which may differ in substance or timing from such disclosure requirements under the U.S. Exchange Act.

Further, as a foreign private issuer, Elevra is subject to less stringent corporate governance listing requirements under Nasdaq rules. Subject to certain exceptions, the rules of the Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the corporate governance listing requirements of the Nasdaq, including, for example, certain internal control as well as certain board, committee and director independence requirements, provided that such foreign private issuer discloses the Nasdaq rules it does not follow and the home country practices it follows in lieu thereof. Elevra follows Australian practices in lieu of certain corporate governance listing requirements of the Nasdaq and provides disclosure regarding these differences in “Item 16G. Corporate Governance.”  Accordingly, holders of Elevra ordinary shares and Elevra ADSs may not have the same protections afforded to shareholders of companies that are required to comply with all of the Nasdaq corporate governance requirements.

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

Elevra has appointed Mr. Timothy Palmer as its agent to receive service of process with respect to any action brought against Elevra under the federal securities laws of the United States.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate the material weakness or otherwise fail to develop and maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business or share price.

In connection with the preparation of our consolidated financial statements, as disclosed in more detail in Part II, Item 15. Controls and Procedures, we have identified a material weakness in our internal control over financial reporting as of June 30, 2026. We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the material weakness. We cannot assure you that the measures that we may take will be sufficient to remediate the material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. Our remediation plan includes: (i) redesigning user access provisioning and deprovisioning controls over the affected Canadian systems; (ii) formalizing privileged user access monitoring; (iii) implementing segregation-of-duties monitoring; (iv) documenting the design, configuration and operation of the ERP’s automated controls, and report-generation functionality; (v) strengthening change management controls over the affected Canadian systems, including documented approval of system changes; and (vi) testing the documented and redesigned controls for operating effectiveness over a sufficient period of time. As a result, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in the accuracy and completeness of our financial reporting and our share price may decline as a result, and we could become subject to investigations by the stock exchanges on which our securities are listed, ASIC, the SEC or other regulatory authorities, which could require additional financial and management resources.

The market prices and trading volumes of Elevra ordinary shares and Elevra ADSs have been and may continue to be volatile; and both securities may be affected by economic conditions beyond Elevra’s control, including market prices for lithium products.

The market price of Elevra ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. The market price for Elevra ADSs has been and may continue to be highly volatile and subject to wide fluctuations. For instance, from October 1, 2025, through September 30, 2026, the closing price of Elevra ordinary shares on the ASX ranged from as high as AU$13.80 to as low as AU$3.64, and from October 1, 2025 through September 30, 2026, the closing price of Elevra ADSs on Nasdaq ranged from as high as $102.33 to as low as $23.31. In addition, the trading volume of Elevra ordinary shares and Elevra ADSs may fluctuate and cause significant price variations to occur. If the market price of Elevra ordinary shares or Elevra ADSs declines significantly, you may be unable to resell your Elevra ordinary shares or Elevra ADSs at or above your purchase price, if at all. Elevra cannot assure you that the market price of Elevra ordinary shares or Elevra ADSs will not significantly fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of Elevra ordinary shares or Elevra ADSs or result in fluctuations in the price and trading volume include:

•	changes in market prices for lithium products;

•	actual or expected fluctuations in Elevra’s prospects or operating results;

•	exchange rate fluctuations, in particular between the U.S. dollar, the Australian dollar and the Canadian dollar;

•	changes in the demand for, or market price of lithium or lithium-ion batteries;

•	additions to or departures of Elevra’s Executive KMP;

•	changes or proposed changes in laws and regulations;

•	changes in trading volume of Elevra ordinary shares on the ASX or Elevra ADSs on the Nasdaq;

•	sales or perceived potential sales of Elevra ordinary shares or Elevra ADSs by Elevra, Elevra’s directors, Elevra’s Executive KMP, or Elevra shareholders in the future;

•	announcement or expectation of additional financing efforts;

•
conditions in the financial markets or changes in general economic and political conditions and events, including repercussions from the conflict between Russia and Ukraine, the conflict in the Middle East and tensions between China and Taiwan;

•	market conditions or investor sentiment in the broader stock market, or in Elevra’s industry in particular;

•	actions by Elevra’s competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	litigation and governmental investigations;

•	exercise of any options issued under the RCF option deed;

•	change in commodity prices;

•	changes in investor perception of Elevra’s market position based on third-party information; and

•	exclusion of Elevra ordinary shares or Elevra ADSs from stock indices, including S&P/ASX 200.

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

In addition, Elevra is also subject to Australia’s takeovers laws. Australia has a peer review body that operates as the primary forum for the resolution of takeover disputes in Australia (the “Takeovers Panel”).  ASIC is the main body responsible for regulating and enforcing Australia’s takeovers laws and has the power to refer matters to the Takeovers Panel. Australia’s takeovers laws regulate both Australian entities listed on a prescribed financial market operated in Australia and Australian companies that have more than 50 registered members. For so long as Elevra meets these criteria, it will be subject to the rules and restrictions applying under Australia’s takeovers laws.

Australian takeovers laws prohibit a person acquiring a relevant interest in the voting shares of Elevra if the acquisition would increase the acquiror’s or another person’s voting power in the company from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%, subject to certain exceptions.

The market price of the Elevra ADSs may not fluctuate consistently, in terms of U.S. dollars, with the market price of Elevra ordinary shares, and exchange rate fluctuations may adversely affect the U.S. dollar value of Elevra ADSs and any dividends paid by Elevra.

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

In particular, except as described in the deposit agreement, Elevra ADS Holders are not able to exercise voting rights attaching to the Elevra ordinary shares represented by the Elevra ADSs on an individual basis. If Elevra asks the depositary bank to solicit voting instructions, holders of Elevra ADSs have a right to instruct the depositary bank how to exercise the voting rights attaching to the Elevra ordinary shares represented by the Elevra ADSs. Otherwise, Elevra ADS Holders will not be able to exercise voting rights attaching to the Elevra ordinary shares unless they cancel their Elevra ADSs and withdraw and receive the Elevra ordinary shares represented by Elevra ADSs. However, an Elevra ADS Holder may not know of the meeting sufficiently in advance to withdraw the Elevra ordinary shares. If Elevra asks for instructions from Elevra ADS Holders, the depositary bank will notify such holders of the upcoming vote and arrange to deliver Elevra’s voting materials to such holders and will try, as far as practicable, to vote the Elevra ordinary shares represented by the Elevra ADSs as such Elevra ADS Holder instructs. Elevra cannot assure an Elevra ADS Holder that it will receive voting materials in time to instruct the depositary bank to vote, and it is possible that holders of Elevra ADSs, including persons who hold their Elevra ADSs through brokers, dealers, or other third parties, will not have the opportunity to exercise a right to vote.

Additionally, Elevra ADS Holders do not have the same rights to receive dividends or other distributions as holders of Elevra ordinary shares. Subject to any rights or restrictions attached to any shares or class of shares, the directors of Elevra may determine that a dividend will be payable on Elevra ordinary shares and fix the amount, the time for payment and the method for payment (although Elevra has never declared or paid any cash dividends on Elevra ordinary shares and does not anticipate declaring or paying any cash dividends in the foreseeable future). Dividends and other distributions payable to shareholders of Elevra with respect to Elevra ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to Elevra ordinary shares represented by Elevra ADSs will be paid to the depositary bank, which has agreed to pay to Elevra ADS Holders the cash dividends or other distributions it receives on shares or other deposited securities, after converting the currency it receives into U.S. dollars and deducting its fees and expenses. Before the depositary bank makes a distribution to an Elevra ADS Holder in respect of Elevra ADSs, it will also withhold any amounts in respect of taxes or other governmental charges. Additionally, if the exchange rate fluctuates during a time when the ADS depositary bank cannot convert the foreign currency, Elevra ADS Holders may lose some or all of the value of the distribution. Elevra ADS Holders will receive these distributions in proportion to the number of Elevra ordinary shares their Elevra ADSs represent. In addition, there may be certain circumstances in which the depositary bank may not pay to Elevra ADS Holders the amounts distributed by Elevra as a dividend or distribution, for example, if it is unlawful or impractical to make a distribution available to any holders of Elevra ADSs.

Under the terms of the deposit agreement, the depositary bank is entitled to charge Elevra ADS Holders fees for various services, including annual service fees.

Under the terms of the deposit agreement, the depositary bank is entitled to charge Elevra ADS Holders fees for various services, including for the issuance of the Elevra ADSs upon deposit of Elevra ordinary shares, cancellation of Elevra ADSs for withdrawal of Elevra ordinary shares, distributions of cash dividends or other cash distributions, distributions of Elevra ADSs pursuant to share dividends or other share distributions, distributions of securities other than Elevra ADSs and annual service fees.

Elevra ADS Holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing Elevra ADSs provides that, to the fullest extent permitted by law, Elevra ADS Holders waive the right to a jury trial of any claim they may have against Elevra or the depositary bank arising out of or relating to Elevra ordinary shares, the Elevra ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If Elevra or the depositary bank opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To Elevra’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, Elevra believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a U.S. federal or state court in the State of New York, which has jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. Elevra believes that this is the case with respect to the deposit agreement and the Elevra ADSs. It is advisable that you consult legal counsel regarding the jury trial waiver provision before acquiring Elevra ADSs.

If any holder or owner of Elevra ADSs brings a claim against Elevra or the depositary bank in connection with matters arising under the deposit agreement or the Elevra ADSs, including claims under U.S. federal securities laws, such holder or owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against Elevra or the depositary bank, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder or owner and Elevra, or limit such holder’s or owner’s ability to bring a claim in a judicial forum that such holder or owner finds favorable. If a lawsuit is brought against Elevra or the depositary bank under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

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

Elevra ordinary shares are subject to Australian insolvency laws which are substantially different from U.S. bankruptcy or insolvency laws and may offer less protection to holders of Elevra ordinary shares (including those represented by Elevra ADSs) compared to U.S. bankruptcy or insolvency laws.

As a company incorporated under the laws of Queensland, Australia, Elevra is subject to Australian insolvency laws and may also be subject to the insolvency laws of other jurisdictions in which Elevra conducts business or has assets. These laws may apply where any insolvency proceedings or procedures are to be initiated against Elevra. Australian insolvency laws may offer Elevra shareholders or Elevra ADS Holders less protection than they would have had under U.S. federal or state bankruptcy or insolvency laws and it may be more difficult (or even impossible) for Elevra shareholders or Elevra ADS Holders to recover the amount they could expect to recover in a bankruptcy or liquidation under U.S. federal or state bankruptcy or insolvency laws.

Elevra does not anticipate paying dividends in the foreseeable future.

Elevra has never declared or paid any dividends and does not anticipate that it will do so in the foreseeable future. Elevra currently intends to retain future earnings, if any, to finance the development of its business. As a result, a return on your investment will only occur if the Elevra ordinary share or Elevra ADS price, as applicable, appreciates. Elevra cannot assure you that Elevra ordinary shares or Elevra ADSs will appreciate in value. You may not realize a return on your investment in Elevra ordinary shares or Elevra ADSs, and you may even lose your entire investment in Elevra ordinary shares or Elevra ADSs. Therefore, you should not rely on an investment in Elevra ordinary shares or Elevra ADSs as a source for any future dividend income or other possible income.

If securities or industry analysts do not publish research reports about Elevra’s business, or if they issue an adverse opinion about Elevra’s business, the market price and trading volume of Elevra ordinary shares or Elevra ADSs could decline.

The trading market for Elevra ordinary shares and Elevra ADSs may be influenced by the research and reports that securities or industry analysts publish about Elevra and its business. Securities and industry analysts may discontinue research on Elevra, to the extent such coverage currently exists, or in other cases, may never publish research on Elevra. If no, or too few, securities or industry analysts cover Elevra, the trading price for Elevra ordinary shares and Elevra ADSs would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover Elevra downgrade Elevra ordinary shares or Elevra ADSs or publish inaccurate or unfavorable research about Elevra’s business, the market price of Elevra ordinary shares and Elevra ADSs would likely decline. If one or more of these analysts cease coverage of Elevra or fail to publish reports on Elevra regularly, demand for Elevra ordinary shares and Elevra ADSs could decrease, which might cause Elevra’s price and trading volume to decline.

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

4.A. History and Development of the Company

The Company is an ASX-listed company initially incorporated as Latrobe Group Ltd. in Queensland, Australia in 2000. The Company was formed under and is subject to the provisions of the Australian Corporations Act. Its headquarters is located at Level 3, 10 Eagle Street, Brisbane, Queensland 4000, Australia. Its telephone number is +61 7 3369 7058. The Elevra ADSs are listed on the Nasdaq and trade under the symbol “ELVR.” The Elevra ordinary shares are listed on the ASX and trade under the symbol “ELV.” Elevra’s website is www.elevra.com. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as Elevra, at www.sec.gov. The information contained on or linked from Elevra’s website, the SEC website and any other website mentioned in this annual report is not incorporated by reference in, or in any way part of, this annual report.

Elevra has appointed Mr. Timothy Palmer as its agent to receive service of process with respect to any action brought against Elevra under the federal securities laws of the United States. Mr. Palmer’s address is 42 E Catawba Street, Belmont, North Carolina 28012.

Development of Elevra

From its formation in 2000 up to the Merger (discussed below), Elevra achieved several significant milestones through strategic acquisitions, joint ventures, and operational developments:

•
Acquisition of Authier Lithium (2016): In 2016, Elevra acquired Authier Lithium. This hard rock lithium deposit, located near Val-d’Or, became the foothold of Elevra’s initial expansion into the North American lithium market.

•
North American Lithium Acquisition and Joint Venture with Piedmont (2021): In August 2021, Sayona Québec, originally a joint venture between Elevra (75%) and Piedmont (25%), acquired North American Lithium. This acquisition included a brownfield open-pit mining operation with a concentrator, positioning Elevra as a significant player in North America’s lithium production.

•
Acquisition of Moblan Lithium (2021): In October 2021, Elevra, in partnership with SOQUEM, Inc. (a subsidiary of Investissement Québec), acquired a 60% stake in Moblan Lithium in the Eeyou Istchee James Bay region of northern Québec.

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

2024 Equity Raise

In November 2024, Elevra completed a placement of 1,250,000,000 of its ordinary shares at the issue price of AU$0.032 ($0.02 at the then-prevailing exchange rate) per share, generating aggregate proceeds of AU$40 million before costs. The Company applied the net proceeds of such placement to fund its standalone expenditure prior to the closing of the Merger, including preliminary studies to review the development capex under the definitive feasibility study for Moblan Lithium in Québec, Canada, capital projects to optimize production in terms of both operating and capital expenditure for North American Lithium and general corporate purposes.

2024 Prepayment Financing

On August 22, 2024 (effective as of June 21, 2024), Elevra and North American Lithium Inc., on the one hand, and an international trading company, on the other hand, entered into a contract note to provide spodumene concentrate from North American Lithium. Pricing under the contract note is determined by a market-based mechanism. Pursuant to such contract note, the Company may borrow from the trading company up to $30 million based on the value of committed volumes of spodumene concentrate. Borrowings are credited against the outstanding balance at the time vessels complete loading, which provides additional borrowing availability. Interest is payable quarterly at the Secured Overnight Financing Rate (“SOFR”) plus 2.4%. As of September 30, 2026, the Company had borrowed $29 million under this contract note.

The Merger

On August 29, 2025, Elevra completed the Merger. At the effective time of the Merger, Merger Sub merged with and into Piedmont. As a result of the Merger, the separate corporate existence of Merger Sub ceased, and Piedmont continued as the surviving corporation in the Merger and as a wholly owned subsidiary of the Company.

Piedmont is a U.S.-based, exploration-stage company advancing a multi-asset, integrated lithium business in support of a clean energy economy and U.S. and global energy security. Piedmont’s portfolio includes its wholly-owned Carolina Lithium project, a proposed fully integrated spodumene ore-to-lithium hydroxide project in Gaston County, North Carolina. The balance of its project portfolio includes a 25% stake in North American Lithium and Authier Lithium (in which Elevra owned 75% pre-Merger).

At the effective time of the Merger, each eligible share of Piedmont common stock, par value $0.0001 per share (“Piedmont common stock”), including any share in respect of which a Piedmont CHESS depositary interest (“Piedmont CDI”) had been issued, was converted as follows: (1) each Piedmont CDI representing 1/100th of an eligible share of Piedmont common stock issued and outstanding as of a record date prior to the effective time established pursuant to the settlement rules of the ASX was converted into the right to receive 5.27 Elevra ordinary shares; and (2) each eligible share of Piedmont common stock issued and outstanding immediately prior to the effective time and not represented by a Piedmont CDI was converted into the right to receive 0.35133 Elevra ADSs, such Elevra ADSs representing together 527 Elevra ordinary shares.

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

Closing Equity Raise, Change of Name & Elevra Share Consolidation

On September 4, 2025, Elevra completed a placement of 2,156,250,000 Elevra ordinary shares at the issue price of AU$0.032 ($0.02 at the then-prevailing exchange rate) per Elevra ordinary share to RCF. The placement generated aggregate proceeds of AU$69 million before costs. The Company has applied and intends to apply the net proceeds of such placement to fund its working capital needs and other general corporate purposes.

Simultaneously, Elevra issued to RCF 408,541,913 options (which, following the Elevra share consolidation, were converted into 2,723,613 options) to purchase Elevra ordinary shares pursuant to the RCF option deed. On June 30, 2026, Elevra issued the remaining 5,276,387 options (on a post-consolidation basis) to RCF under the second and final tranche of the subscription. The options issued to RCF pursuant to the RCF option deed have an exercise price of AU$4.80 per option and expire on December 31, 2028.

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

North American Lithium Brownfield Expansion

Since 2025, Elevra has been progressing an expansion of North American Lithium aimed at increasing production capacity, lowering unit operating costs and reinforcing the position of North American Lithium as a strategically important supplier of spodumene concentrate in North America. In September 2025, a scoping study for the project was released, targeting an increase in average annual spodumene concentrate production capacity to approximately 315,000 dmt.

In January 2026, based on  additional permitting information, the Company adopted a revised, staged approach that aims to accelerate production growth and reduce unit operating costs earlier while reducing execution risk and allowing capital deployment to be sequenced with operational cash generation. An updated scoping study for the staged expansion was released in May 2026, targeting an increase in average annual spodumene concentrate production capacity to approximately 338,000 dmt, underpinned by the existing processing infrastructure of North American Lithium, established workforce and operational knowledge gained since the restart of the North American Lithium operations. In September 2026, the Company released a pre-feasibility study targeting average annual spodumene concentrate production of 373,000 dmt.

The North American Lithium brownfield expansion project, as currently contemplated, includes three stages. Stage 1 of the project involves mill optimization, which is expected to deliver a 15–20% uplift in incremental annual production capacity. Stage 2 contemplates expansion of downstream milling, flotation and filtration capacity and temporary use of mobile crushing to achieve 6,500 tons per day throughput. Stage 3 involves replacement of the temporary mobile crushing circuit and the existing crushing circuit with a new crushing and ore sorting circuit capable of meeting feed requirements for a life of mine average annual production of 373,000 dmt. Elevra is targeting to commence the Stage 1 ramp-up production in mid-2027, Stage 2 by mid-2028 and Stage 3 by mid-2029.

In June 2026, the Company marked the commencement of expansion activities and ordered long-lead equipment to support the planned development timeline and reduce schedule risk.

Elevra 2026 Institutional Placement, Convertible Notes Issuance and Share Purchase Plan

On May 12, 2026, Elevra completed a fully underwritten placement of 22,540,984 Elevra ordinary shares to institutional, professional and sophisticated investors at the issue price of AU$12.20 per Elevra ordinary share ($8.70 at the then-prevailing exchange rate). The placement generated aggregate proceeds of AU$275 million ($196 million at the then-prevailing exchange rate) before costs. The Company has applied and intends to apply the net proceeds of such placement to fund the North American Lithium brownfield expansion project, alongside funding key Moblan Lithium technical and pre-development activities through to final investment decision while maintaining liquidity and optionality through market cycles.

On June 5, 2026, Elevra issued 1,275,668 Elevra ordinary shares to eligible shareholders at the issue price of AU$12.20 per share ($8.70 at the then-prevailing exchange rate) in a share purchase plan. The share purchase plan generated aggregate proceeds of AU$15.56 million ($11.1 million at the then-prevailing exchange rate). The Company has applied and intends to apply the net proceeds of the share purchase plan towards the same purposes as the proceeds of the Elevra 2026 institutional placement.

Further, in conjunction with the Elevra 2026 institutional placement, LCSC Holdings agreed to invest C$145 million in Sayona Inc., a wholly-owned subsidiary of Elevra, via the issuance of convertible notes by Sayona Inc. in two tranches. On July 29, 2026, LCSC Holdings, Sayona Inc. and Elevra executed a note subscription agreement formalizing the terms of such investments. Subscription for the C$65 million upfront tranche of convertible notes was completed on July 31, 2026. Subscription for the conditional tranche of C$80 million remains subject to satisfaction or waiver of certain conditions precedent, including the requisite approval of Elevra’s shareholders and the North American Lithium Phase 5 mining permit having been obtained. The convertible notes have a term of five years and bear a coupon equal to the 3-month term CORRA rate plus 225 basis points, payable semi-annually. The notes may be converted at the option of LCSC Holdings commencing on the first anniversary of the issue date until 10 business days prior to the maturity date into special shares of Sayona Inc., with settlement in cash and/or in Elevra ordinary shares. The conversion price, subject to customary adjustments, is AU$17.17 per Elevra ordinary share for upfront tranche notes, and for the conditional tranche notes will be set at a 30% premium to the 20-trading day VWAP of Elevra ordinary shares immediately after the date on which Sayona Inc. gives the conditional tranche issuance notice to LCSC Holdings. Sayona Inc. may redeem the convertible notes starting from the third anniversary of the issue date provided that the closing price of Elevra ordinary shares is at least 130% of the applicable conversion price for at least 20 trading days within any 30 consecutive trading days. LCSC Holdings may require redemption of the convertible notes upon a change of control (as defined in the note subscription agreement) with respect to Elevra or the Elevra shares being delisted from the ASX or suspended from trading on the ASX for more than 60 consecutive trading days.

Sale of Ewoyaa Lithium

As a result of the Merger, Elevra’s portfolio expanded to include, among others, Piedmont’s interest in Ewoyaa Lithium, an exploration-stage project for the mining, development and production of spodumene concentrate located on the south coast of Ghana that covers an area of approximately 348 square miles. In May 2026, Elevra entered into a binding agreement to sell its interests in the Ewoyaa Lithium project, including the associated offtake rights, to Zhejiang Huayou Cobalt Co., Ltd. for cash consideration of $71 million before fees and taxes. Completion of the transaction occurred on October 23, 2026.

Carolina Lithium Study

Elevra anticipates undertaking additional activities with respect to Carolina Lithium, which may result in the determination of resources and reserves in accordance with the standards set forth under Subpart 1300. Such activities are intended to assist Elevra in determining the future strategy for Carolina Lithium and are anticipated to include an independent scoping study. Elevra expects to carry forward its previous experience in such activities and related scoping studies (including at North American Lithium) to such scoping study, which it expects to finalize by June 30, 2027.

Historical Capital Expenditures

The Company’s capital expenditures (excluding capitalized exploration expenditure) for the years ended June 30, 2026, June 30, 2025 and June 30, 2024 were as follows:

	2026 $’000	2025 $’000	2024 $’000
Capital expenditures	21,028	12,765	69,204

During the fiscal year ended June 30, 2026, the Company had total capital expenditures of $21.0 million, which were primarily related to sustaining activities at North American Lithium. The key project at North American Lithium related to the tailings storage facility upgrades and advancing the brownfield expansion.

During the fiscal year ended June 30, 2025, the Company had total capital expenditures of $12.8 million, which were primarily related to sustaining activities at North American Lithium. Key projects at North American Lithium were phase 2 of the tailings storage facility capacity upgrade and expansion of waste rock stockpiles.

During the fiscal year ended June 30, 2024, the Company had total capital expenditures of $69.2 million, which were primarily related to the North American Lithium restart and operational ramp up capital projects and group optimization projects. Key North American Lithium restart and operational ramp up capital projects included tailings storage facility capacity increase, surface water management and mining infrastructure. Optimization capital projects included completion of the North American Lithium crushed ore dome, North American Lithium Jaw Crusher C-150 and the completion of the Moblan Lithium definitive feasibility study.

For more information on the Company’s (i) principal capital expenditures and divestitures currently in progress and (ii) future capital needs and anticipated sources of liquidity, please see “Item 5. Operating and Financial Review and Prospects.”

4.B. Business Overview

The Company

Elevra is among the largest hard rock lithium producers in North America based on the combined life-of-the-mine spodumene concentrate capacity, with an advantaged access to North American end markets. Elevra is a lithium-focused mining company. Elevra has established a diversified portfolio of mineral interests on properties around the world. Its assets include North American Lithium, Moblan Lithium (owned 60%) and other properties (including Authier Lithium and Carolina Lithium). As of the date of this annual report, North American Lithium is a producing project and Moblan Lithium is an exploration project. All other Company properties are exploration projects. The Company’s development and exploration projects will be assessed and prioritized for potential development, and a decision to proceed with any or all of the projects will be made on a case-by-case basis. Elevra’s principal activities are lithium mining and processing in North America and the ongoing identification, evaluation and development of Elevra’s portfolio of mineral exploration and development assets in the U.S., Australia and Canada. Elevra’s portfolio of projects spans from exploration and development to production. Elevra believes that its operations currently do supply, and are expected to continue to supply, lithium for which increasing global demand is expected, particularly as a result of the broader decarbonization initiatives that are ongoing across the world.

Elevra’s purpose is to support the global decarbonization drive by sustainably producing high-quality lithium products to power the future. Elevra’s strategy is focused on three key pillars which shape the decisions and activities required to achieve its purpose:

•	Optimize Existing Operations: Maximize returns and cash flow by optimizing our production sustainably;

•	Develop Expanded Resource Base: Deliver potential of resource base through the development of upstream assets; and

•
Integrate into the Supply Chain via Strategic Partnerships: Develop strategic partnerships to lock in demand, provide access to end markets, and fund the accelerated development of our portfolio to establish a vertically integrated supply chain.

Key Projects

Elevra’s most significant projects are North American Lithium and Moblan Lithium, described below:

•
North American Lithium: North American Lithium is a leading North American open pit lithium mining operation located in the Abitibi-Temiscamingue region of Québec, Canada. The project is located approximately 59 km north of Val-d’Or – a major mining center with a skilled local workforce. North American Lithium has nameplate capacity of 200,000 dmt of spodumene concentrate per year. In the fiscal year ended June 30, 2026, North American Lithium produced 197,967 dmt of spodumene concentrate, down from 204,858 dmt in the prior year. As of the date of this annual report, Elevra is progressing development work for a brownfield expansion at North American Lithium. A pre-feasibility study has been completed that supports an increase of annual nominal SC5.4 production to 373,000 dmt of spodumene concentrate per annum on a post expansion basis. Elevra acquired North American Lithium in 2021 in a joint venture with Piedmont and successfully restarted production in March 2023. North American Lithium is 100% owned by Elevra.

•
Moblan Lithium: Moblan Lithium is an exploration-stage project located in the Eeyou-Istchee James Bay region of Québec, Canada with a production target of 300,000 dmt of spodumene concentrate per year. Elevra owns 60% of Moblan Lithium, with the remaining 40% owned by Investissement Québec.

For additional information regarding Elevra’s Key Projects as of June 30, 2026, see Item 4.D. “Property, Plant and Equipment.”

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

Lithium is found in very low concentration in igneous rocks. Of the various concentrations of lithium, Elevra focuses on the mining, extraction and production of spodumene concentrate, a higher-grade lithium concentrate suitable for the production of lithium carbonate and lithium hydroxide. Lithium carbonate and lithium hydroxide are principally used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. While there are many other applications both for basic lithium chemicals and lithium derivatives (including for the ceramics and glaze industry), batteries are the leading application for lithium, accounting for approximately 91% of total global lithium demand, including batteries for electric vehicles, which accounted for approximately 60% of total global lithium demand in 2025, according to Benchmark Mineral Intelligence. Lithium has several advantages in its applications compared to other minerals, including its low density, low coefficient of thermal expansion and high electrochemical potential. Elevra expects applications related to energy storage to continue driving demand in the coming years, particularly as a result of the broader decarbonization initiatives that are ongoing across the world.

Lithium Marketing and Customers

Offtake and Other Purchase Agreements

The Company is party to two contract notes with an international trading company to provide spodumene concentrate from North American Lithium. Pricing under these contract notes is determined by a market-based mechanism.

On August 21, 2026, the Company entered into a spodumene concentrate supply agreement with Mangrove Lithium for the supply of spodumene concentrate produced at North American Lithium to Mangrove Lithium’s conversion facility proposed to be developed in eastern Canada. The agreement has an initial term of seven years, with a further seven-year renewal, unless either party elects to terminate. Performance under the agreement is subject to Mangrove Lithium securing the necessary project financing, taking a positive final investment decision and achieving sustained commercial operations of no less than 50% of nameplate capacity. Mangrove Lithium is obligated to achieve final investment decision by December 31, 2028 and commercial operation no more than three years later. Contracted annual volumes total 122,000 dmt in year 1 and 144,000 dmt beginning in year 2, on a take or pay basis. Mangrove Lithium may elect to increase the volume in any year by up to 20%, subject to available capacity at North American Lithium and Elevra’s agreement. Mangrove Lithium may also elect to purchase up to 72,000 dmt in any 12-month period prior to reaching commercial operation. Pricing under the agreement is determined by a market-based mechanism, subject to a price floor.

On October 7, 2026, the Company entered into a spodumene concentrate supply agreement with LG Energy Solution Ltd. for the supply of spodumene concentrate produced at North American Lithium. The agreement provides for an aggregate supply of 240,000 dmt of spodumene concentrate over a three-year term commencing from the date of the first shipment. In addition to the contracted base quantity, the Company may supply up to 90,000 dmt of optional volume over the three-year term, subject to agreement of the parties. Pricing under the agreement is determined by a market-based mechanism.

Elevra continues to explore potential strategic partnerships and sales, offtake, and marketing agreements that will benefit the development of its assets as well as the electric vehicle and energy storage systems supply chain.

Revenue During the Fiscal Year Ended June 30, 2026

The Company’s revenue was $201.7 million in the fiscal year ended June 30, 2026, all of which was from the sale of spodumene concentrate.

During the fiscal year ended June 30, 2026, the Company sold its spodumene concentrate in two countries, China and the United States. Most of the Company’s sales were to customers located in China, which accounted for 84.5% of the Company’s total revenue.

During the fiscal year ended June 30, 2026, the Company sold its spodumene concentrate to three customers, two of which individually accounted for greater than 10% of the Company’s total revenue. One of such customers accounted for 76%, another accounted for 16%, and the third accounted for 8% of the Company’s total revenue from contracts with customers for the fiscal year ended June 30, 2026.

The Company’s Australian and U.S. operations had no reportable revenue for the fiscal year ended June 30, 2026. The Company’s Canadian operations had $201.7 million of revenue for the fiscal year ended June 30, 2026.

Revenue During the Fiscal Year Ended June 30, 2025

The Company’s revenue was $145.0 million in the fiscal year ended June 30, 2025, all of which was from the sale of spodumene concentrate.

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

The Company’s Australian operations had no reportable revenue for the fiscal year ended June 30, 2025. The Company’s Canadian operations had $145.0 million of revenue for the fiscal year ended June 30, 2025. The Company had no U.S. operations in the fiscal year ended June 30, 2025.

Revenue During the Fiscal Year Ended June 30, 2024

The Company’s revenue was $132.2 million in the fiscal year ended June 30, 2024, all of which was from the sale of spodumene concentrate.

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

The Company’s Australian operations had no reportable revenue for the fiscal year ended June 30, 2024. The Company’s Canadian operations had $132.2 million of revenue for the fiscal year ended June 30, 2024. The Company had no U.S. operations in the fiscal year ended June 30, 2024.

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

Lithium Competition

Lithium is produced mainly from two sources: (i) concentrated brines and (ii) minerals. During 2025, the main lithium brines producers were Chile, China and Argentina, while the main lithium mineral producers were Australia, China and Zimbabwe. Other relevant regions for lithium production were Brazil, Nigeria and Canada.

Elevra competes against several major lithium producers, including: Albemarle Corporation, Sigma Lithium Corporation, Sociedad Química y Minera de Chile S.A., Tianqi Lithium Corporation, Ganfeng Lithium Co., Ltd., Mineral Resources Limited, Pilbara Minerals Limited, Rio Tinto (following its acquisition of Arcadium Lithium PLC) and IGO Limited.

Seasonality

Elevra is engaged in the exploration for mineral resources, which is speculative by nature. The success of Elevra’s future exploration activities may be affected by a range of factors, including limitations on activities due to seasonal weather patterns, among other factors.

Regulatory Overview

Elevra’s activities around the world are subject to extensive laws and regulations imposed by federal, provincial, state and local governments. The following is a summary of the regulatory framework for the key jurisdictions where Elevra carries on business activities.

Canada

Elevra’s Canadian operations are subject to Canadian federal and provincial laws and regulations. Both levels of the Canadian government regulate environmental assessments and the release of contaminants to the receiving environment. In addition to federal and provincial laws, Elevra’s operations in the Eeyou-Istchee James Bay region of northern Québec, where Elevra’s Moblan Lithium is located, are also subject to the specific framework established pursuant to the James Bay and Northern Québec Agreement (together with the Complementary Agreements to such Agreement, the “JBNQA”).

Federal

Pursuant to the federal Impact Assessment Act (the “IAA”) and the Physical Activities Regulations (SOR/2019-285), an assessment by the Impact Assessment Agency of Canada (the “Agency”) is required for new metal mines with an ore production capacity of 5,000 tons per day or more and an expansion of an existing mine if the expansion would result in an increase in the area of mining operations of 50% or more and the total ore production capacity would be 5,000 tons per day or more after the expansion. A favorable result of the assessment process under the IAA involves issuance of a decision statement by the federal Minister of the Environment and Climate Change.

The federal environmental assessment of North American Lithium was governed by the predecessor statute, the Canadian Environmental Assessment Act (1992). The impact study of the initial North American Lithium project was submitted to the Agency in February 2013. The Agency issued a study report in February 2018, presenting the Agency requirements for atmospheric environment, water quality, fish and fish habitat, birds and bird habitat, as well as traditional land and resources use. Elevra does not expect a federal impact assessment to be required in connection with the North American Lithium brownfield expansion, since the expansion is not expected to result in an increase in the area of mining operations of 50% or more.

The federal authorization process for North American Lithium was completed in July 2018 with the decision by Fisheries and Oceans Canada confirming that in its opinion the project is not likely to cause significant adverse environmental effects. North American Lithium currently operates pursuant to an authorization issued by Fisheries and Oceans Canada in 2025. Such authorization is in the process of being amended to account for the North American Lithium brownfield expansion project.

Moblan Lithium and Authier Lithium, as currently designed, are exempt from the federal impact assessment under the IAA, since the mine ore production capacity of each of them is less than 5,000 tons per day. As of the date of this annual report, Elevra is reevaluating the expected mine ore production capacity of Moblan Lithium and expects to obtain updated information by the end of 2026. As of the date of this annual report, such updated information is anticipated to indicate expected mine ore production capacity that would result in a federal impact assessment for Moblan Lithium being required.

In addition to complying with the impact assessment requirements, a proponent of a mining project must manage mine effluents before their release into the environment in compliance with the Metal and Diamond Mining Effluent Regulations (SOR/2002-222) and the pollution prevention provisions of the Fisheries Act (RSC 1985, c F-14) (the “Fisheries Act”). Such rules apply to Elevra’s Canadian operations irrespective of whether they are subject to the IAA impact assessment procedures. For instance, the Fisheries Act prohibits any work, undertaking or activity that results in the harmful alteration, disruption or destruction of fish habitat, unless authorized by the Minister of Fisheries and Oceans. Other federal laws and regulations apply at certain stages of Elevra’s Canadian operations, including requirements relating to the protection of certain migratory birds and wildlife species at risk.

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

The JBNQA land regime provides for Category I, Category II and Category III lands. Below the 55th parallel:

•
Category I lands are reserved for the exclusive use of the Cree. They may be used for residential, community, commercial, industrial or other purposes. In addition, the Cree have an exclusive right to hunting, fishing and trapping;

•	Category II lands are lands where the Cree have exclusive rights of hunting, fishing and trapping; and

•
Category III lands represent all lands in the JBNQA territory not included in Category I and Category II lands. General access to Category III lands is in accordance with provincial legislation and regulations concerning public lands. Exclusive rights or privileges are not granted to the Cree regarding Category III lands, but the Cree are nevertheless granted non-exclusive rights to pursue certain harvesting activities (hunting, fishing and trapping) year-round.

Moblan Lithium is located on Category III lands.

The specific environmental and social protection regime set out in Section 22 of the JBNQA provides for an assessment and review procedure which is further detailed below.

Provincial

The Québec Ministry of the Environment, the Fight against Climate Change, Wildlife and Parks (formerly known as the Ministry of the Environment and the Fight against Climate Change) (“MELCCFP”) is the Québec government department responsible for protecting the environment, ensuring the conservation and enhancement of biodiversity and playing a key role in the climate transition from a sustainable perspective in order to contribute to the priority issues of Québec society.

The Environment Quality Act (CQLR, c Q-2) (“EQA”) establishes the provincial environmental authorization framework. Mining projects not subject to the JBNQA may be subject to the environmental impact assessment and review procedure (the “EIA Procedure”) provided for in section 31.1 and following of the EQA. The procedure involves filing of a project notice and preparation of the environmental impact assessment statement and its review by the Environmental Public Hearings Office (BAPE), following which the project may be authorized by the Government of Québec and subsequently by the MELCCFP.

The initial MELCCFP authorization for North American Lithium was obtained in 2011, at which time it was not subject to the EIA Procedure, since the authorized ore processing capacity of North American Lithium was below the then in effect threshold of 7,000 t/day. Even if the plant’s increase in production is below the trigger threshold, because the mine expansion project will have an impact exceeding 15,000 m² (161,500 ft²) on a body of water, this automatically triggers the EIA Procedure. Elevra is preparing the necessary documentation to formally submit a comprehensive environmental impact study, including consultations with the BAPE, which submission it expects to make in 2027.

In February 2023, the MELCCFP decided to subject Authier Lithium to the EIA Procedure further to Elevra’s request to that effect. This procedure remains ongoing. The project is currently in the stage of preparing an environmental assessment.

Moblan Lithium is located within the territory governed by the JBNQA and is therefore subject to Section 22 of the JBNQA. Title II of the EQA sets out the provisions that apply to the Nord-du-Québec region and is intended to implement the provincial jurisdiction aspects of Section 22 of the JBNQA with regard to the environmental and social impact assessment and review process. Further to a project notice, the impact assessment statement, developed in accordance with guidelines set out by the Environmental and Social Impact Evaluating Committee (“COMEV”), is submitted to the Environmental and Social Impact Review Committee (“COMEX”). The COMEV and the COMEX are independent bodies composed of members appointed by the Canadian federal government, the Québec government and the Cree Nation Government. The COMEX oversees the assessment and review process. Once the assessment and review process is complete, the COMEX will provide the MELCCFP with a recommendation as to whether or not the MELCCFP’s Deputy Minister, as JBNQA Administrator, should issue the approval for Moblan Lithium to proceed. Elevra is preparing a project description that can be submitted to the COMEV once the scoping report has been published in accordance with NI 43-101, as required by the Autorité des marchés financiers (“AMF”) of the Québec government. This project description will enable the COMEV to update the specific guidelines for conducting the environmental impact study. Elevra intends to submit a complete environmental impact study in 2028.

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

Sandpits and quarries located outside the mining lease boundaries are also subject to mining rights such as a non-exclusive lease to mine surface mineral substances and an exclusive lease to mine surface mineral substances. The sandpits and quarries may also be subject to the assessment and review process set out above.

Australia

Elevra’s Australian operations are subject to a broad range of laws and regulations imposed by local, state and federal governments and regulatory bodies as applicable to companies engaged in business in Australia. Tax regulations in Australia are governed by federal laws, such as income tax and goods and services tax, and are administered by the Australian Taxation Office. Additionally, there are also some state-specific regulations for projects located in Western Australia, including labor laws, occupational health and safety laws, payroll taxes, mining laws, including state mining royalties (payable under the applicable statutory or State Agreement regime) and environmental laws administered by different government departments. For Elevra’s Australian projects, specific laws and regulations apply both from Australian federal government as well as the state government of Western Australia. In Western Australia, minerals are generally vested in the Crown, subject to statutory and historical exceptions, irrespective of ownership of the underlying land. Exploration and mining require appropriate statutory tenure, access rights and approvals. Elevra (directly or through joint ventures) has obtained the right to mining tenure from the government of Western Australia to conduct its exploration and mining operations in Australia. The Mining Act 1978 (WA) (“Mining Act of WA”) and the associated Mining Regulations 1981 (WA) govern exploration and mining on land in Western Australia. Mining tenements under the Mining Act of WA include mining leases (which grant a right to conduct mining operations in the areas covered by such concessions, subject to compliance with certain expenditure, environmental and other specified conditions), exploration licenses (which allow companies to explore for mineral resources on the land covered for a specified period, and to subsequently apply for a corresponding mining lease), miscellaneous licenses and general purpose leases (both of which are for ancillary mining activities such as above ground infrastructure and ground water extraction, among others). The grant of a mining tenement and its conditions are subject to the Mining Act of WA and the statutory powers of the relevant decision-maker, including the Minister administering the relevant provisions of that Act. A right to explore usually carries the obligation of spending a specified amount of money on exploration or undertaking particular exploration activities.

Exploration licenses are granted for an initial term and may be extended, subject to statutory conditions. Mining leases are granted for a term of up to 21 years and may be renewed. Non-compliance with expenditure or other tenement conditions may expose the holder to fines or to forfeiture of the tenement.

Mining royalties are governed by Part 5A of the Mining Act of WA and the Mining (Royalties) Regulations 2025 (WA), together with any applicable State Agreement provisions. Notwithstanding that the royalty collection and administration were transferred to RevenueWA on September 1, 2025, that transfer did not itself change the existing royalty rates. Royalties are generally calculated either at a specific rate per tonne or ad valorem as a percentage of the royalty value of the mineral. Holders must lodge quarterly production reports and royalty returns, and pay royalty, within 30 days after the end of each quarter.

The Future Made in Australia (Production Tax Credits and Other Measures) Act 2025 (Cth) introduced the Critical Minerals Production Tax Incentive, a refundable tax offset of 10% of eligible processing and refining expenditure for the 31 listed critical minerals, including lithium. It is available for production between July 1, 2027 and June 30, 2040, for up to 10 years per facility. Mining, beneficiation and manufacturing are not eligible processing activities, so the incentive is not expected to apply to the mining or concentrate production of lithium ore. Separately, the Export Finance and Insurance Corporation Amendment (Strategic Reserve) Act 2026 (Cth) gave a legal basis to the Australian Government’s Critical Minerals Strategic Reserve, which is expected to begin operating in the second half of 2026.

Applicable mining activities require approved Mining Development and Closure Proposals and an Approvals Statement under the framework introduced on September 9, 2025, subject to transitional arrangements for existing approvals. Mechanized ground-disturbing exploration and prospecting generally require an approved Programme of Work. Tenement holders must comply with applicable rehabilitation, closure and reporting obligations, including the Mining Rehabilitation Fund Act 2012 (WA) and related regulations. A levy may be payable, subject to applicable thresholds and exemptions. Payment of this levy does not discharge underlying rehabilitation obligations.

Elevra’s operations are subject to both state and federal environmental laws and regulations, which can involve obtaining environmental approvals and licenses in order to carry out exploration and mining operations. The Environment Protection and Biodiversity Conservation Act 1999 (Cth) (the “EPBC Act”) is the Australian Federal Government’s central piece of environmental legislation. It provides a legal framework to protect and manage nationally and internationally important flora, fauna, ecological communities, and heritage places. Under the EPBC Act new projects may require federal government assessment and approval if they have, will have or are likely to have a significant impact on ‘matters of national environmental significance’. The National Environmental Protection Agency (“National EPA”), established on July 1, 2026, undertakes environmental regulatory functions, including project assessment and approval functions delegated by the Commonwealth Environment Minister. The Department of Climate Change, Energy, the Environment and Water retains relevant policy and reform functions.

The Commonwealth environmental reforms enacted in 2025 are being implemented in stages. Four National Environmental Standards have been made, but their application to project assessment and approval decisions is linked to the new approval framework, scheduled to commence on or before December 1, 2026. Existing projects and approvals may be subject to transitional arrangements.

On a state level, Elevra is subject to the Environmental Protection Act 1986 (WA) (“EPA (WA)”). Under the EPA (WA), Elevra is obliged to prevent, control and abate pollution and environmental harm and ensure the conservation and protection (as applicable) of the land subject to Elevra’s tenure. If a proposal is likely to have a significant impact on the environment it should be referred to the Western Australian Environmental Protection Authority to determine whether an environmental assessment is required. The Western Australian Department of Mines, Petroleum and Exploration (DMPE) ensures the responsible development of Western Australia’s mineral, petroleum, and geothermal resources. The Western Australian Department of Water and Environmental Regulation (DWER) is responsible for regulating environmental compliance and implementation of best practice environmental management in accordance with the obligations imposed by the EPA (WA). Amendments made in 2024 permit greater parallel decision-making under other legislation while environmental assessment is underway, but do not authorize implementation of a proposal before the required environmental authorization.

Other Western Australian laws relevant to Elevra’s activities include the Rights in Water and Irrigation Act 1914 (WA), which requires licenses to take groundwater and construct bores; the clearing provisions in Part V of the EPA (WA), which require a permit to clear native vegetation unless an exemption applies; the Biodiversity Conservation Act 2016 (WA), which protects threatened species and ecological communities; the Contaminated Sites Act 2003 (WA); and the Dangerous Goods Safety Act 2004 (WA), which regulates the storage and handling of explosives and other dangerous goods. At a federal level, the National Greenhouse and Energy Reporting Act 2007 (Cth) and the associated Safeguard Mechanism impose reporting and emissions obligations on facilities that meet the applicable thresholds.

Western Australia’s work health and safety framework, which commenced on March 31, 2022, comprises the Work Health and Safety Act 2020 (WA), Work Health and Safety (General) Regulations 2022 (WA) and the Work Health and Safety (Mines) Regulations 2022 (WA) (collectively, “WHS legislation”). This framework replaced the Mines Safety and Inspection Act 1994 (WA) and corresponding regulations and imposes health and safety duties on persons conducting a business or undertaking (“PCBUs”), officers, workers and other persons. Specifically, under the WHS legislation, PCBUs must ensure, so far as is reasonably practicable, workers’ health and safety and that other persons are not put at risk by work carried out as part of the business or undertaking. Health includes physical and psychological health. Officers must exercise due diligence to ensure the PCBU complies with its duties. Separate appointment, competence and responsibility requirements apply to mining statutory positions, including site senior executives and exploration managers. The WHS legislation also requires mine operators to establish and implement a mine safety management system that provides a comprehensive and integrated system for the management of all aspects of risks to health and safety in relation to the operation of the mine.

Australian federal employment laws have undergone significant reforms, many of which are now in force. These include amendments to the Fair Work Act 2009 (Cth) and Sex Discrimination Act 1984 (Cth) through the “Closing Loopholes” reforms and “Respect@Work” changes.

Relevant “Closing Loopholes” changes include (i) strengthening protections against discrimination for employees who have experienced or are subject to family and domestic violence, including by introducing “subjection to family and domestic violence” as a protected attribute; (ii) “same job same pay” changes that provide employees (or their representatives) with the ability to apply for a “regulated labour hire arrangement order” to require a labour-hire provider to pay its employees a “protected rate of pay” that is no less than they would be paid under the host employer’s enterprise agreement, subject to the statutory requirements, exclusions and exemption periods; (iii) criminal offenses, commencing on January 1, 2025, for intentional underpayment of wages and other covered entitlements, including relevant superannuation contributions (with potential fines and imprisonment, subject to the statutory elements and exclusions); (iv) workplace delegates’ rights to reasonable communication and access to the workplace and workplace facilities to represent the industrial interests of eligible employees, and reasonable access to paid training during normal working hours, subject to statutory qualifications including the small-business exception for paid training; and (v) changes to how casual employees, employees and contractors are characterized following new definitions of these terms.

In addition, as part of the “Closing Loopholes” changes, national-system employees in Australia have a qualified “right to disconnect,” which allows employees the right to refuse to monitor, read or respond to contact, or attempted contact, from an employer or third party outside employees’ usual working hours (unless it is unreasonable to do so). Whether the refusal to monitor, read or respond to contact is unreasonable will depend on a range of circumstances specific to the working relationship (including the employee’s seniority, work responsibilities, compensation and the level of disruption imposed by the contact). The right commenced on August 26, 2024 for employees of non-small-business employers and August 26, 2025 for employees of small-business employers. It does not impose a blanket prohibition on employers making out-of-hours contact.

The superannuation guarantee rate increased to 12% on July 1, 2025. From July 1, 2026, the payday superannuation rules generally require employer contributions, calculated by reference to qualifying earnings, to be received by the employee’s fund within seven business days after payday, subject to statutory exceptions.

The Workplace Relations Legislation Amendment (Building Cooperative Workplaces No. 1) Act 2026 made further changes to federal workplace laws. Changes effective from July 7, 2026 include amendments to Fair Work Commission processes for employment disputes, supported bargaining authorisations and intractable bargaining workplace determinations. The dispute-process amendments generally apply to new applications made on or after that date, subject to the applicable transitional provisions.

The “Respect@Work” changes introduced a positive duty on employers or PCBUs to take reasonable and proportionate measures to eliminate, as far as possible, certain discriminatory conduct that is already made unlawful under the Sex Discrimination Act 1984 (Cth): (i) workplace sexual harassment, sex discrimination and sex-based harassment; (ii) conduct that amounts to subjecting a person to a hostile workplace environment on the ground of sex; and (iii) certain acts of victimization. There is a particular focus on this issue in the Western Australia mining industry in light of the state government’s “Enough is Enough: Sexual harassment against women in the FIFO mining industry” report released in June 2022.

The Aboriginal Heritage Act 1972 (WA) (“AH Act”), the Native Title Act 1993 (Cth) (“NTA”) and the Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (Cth) (“ATSIHP Act”) govern relevant Aboriginal heritage and native title obligations; the AH Act applies in Western Australia, while the Commonwealth Acts have Australia-wide application. The AH Act protects and manages Aboriginal heritage by requiring approval for activities that may impact or cause harm to Aboriginal heritage (such as archaeological and ethnographic sites which are of significance to Aboriginal people). Aboriginal heritage obligations under the AH Act operate independently of native title and may apply throughout Western Australia, including where native title has been extinguished and where a protected Aboriginal site has not been recorded on a register. The NTA provides a procedure under which native title claims may be made in the Federal Court of Australia and regulates future acts, including relevant grants of mining tenements, that affect native title rights and interests. The grant of a mining lease over land where native title exists or is claimed is generally subject to the NTA’s “right to negotiate” procedure, unless an expedited or alternative procedure applies. That procedure may result in agreements with native title parties, including Indigenous Land Use Agreements, which can provide for compensation, heritage protection and other benefits and can affect the timing and cost of tenement grants. Under the ATSIHP Act, an Aboriginal person or group of Aboriginal people may make an application to the Federal Minister for Environment seeking a declaration for the preservation or protection of a specific significant Aboriginal area from injury or desecration. Following an assessment of the application, the Federal Minister for Environment will then determine whether to issue the declaration. It is an offence to contravene the terms of a declaration. Before undertaking activities on land in Western Australia, Elevra is required to check for Aboriginal heritage. Under the AH Act, if an Aboriginal heritage site is identified, there is a regime for permits and approvals to disturb or destroy Aboriginal heritage sites. Under section 18 of the AH Act, the Western Australian Minister for Aboriginal Affairs determines applications for consent to use land for a specified purpose that may affect Aboriginal sites, following the statutory process involving the Aboriginal Cultural Heritage Committee. A 70-day timeframe generally applies to the determination of a section 18 notice, subject to extension and to pauses where further information is required. Following amendments in 2023, the Premier may call in a section 18 application for review by the State Administrative Tribunal, and specific provisions govern section 18 consents where ownership of the land changes. Consent is subject to its terms and applicable statutory obligations, including obligations concerning new heritage information.

The Modern Slavery Act 2018 (Cth) requires entities based in, or carrying on business in, Australia with annual consolidated revenue of at least AU$100 million to prepare an annual modern slavery statement addressing the mandatory reporting criteria. These include modern slavery risks in their operations and supply chains, actions to assess and address those risks and assessment of the effectiveness of those actions. A statement must satisfy the applicable governing-body approval and signature requirements and generally be submitted within six months after the end of the reporting period for publication on the public register. Joint statements may cover more than one reporting entity.

In July 2026, the Australian Government announced proposed further reforms, including a corporate offense of failing to prevent modern slavery in supply chains, subject to a reasonable-steps defense, and civil penalties for non-compliance with existing reporting obligations. Public consultation on the design of the proposed offense and related enforcement options closed in September 2026. As of the date of this annual report, these proposals remain subject to legislation and are distinct from the reporting obligations already in force.

Australian anti-bribery laws include the corporate offense of failing to prevent foreign bribery by an associate for the corporation’s profit or gain, which commenced on September 8, 2024. A defense is available where the corporation proves that it had adequate procedures designed to prevent that conduct.

Australian sanctions laws, including the Charter of the United Nations Act 1945 (Cth), the Autonomous Sanctions Act 2011 (Cth) and subordinate instruments, can restrict dealings with designated persons or entities, certain assets, goods, services and financial transactions. Their application extends to relevant overseas activities of Australian bodies corporate, not only activities conducted in Australia. Contraventions can attract criminal penalties, and corporate offenses may impose strict liability, subject to statutory defenses. Applicable sanctions and permit requirements must be considered separately from any obligation to report a ransomware or cyber-extortion payment.

The Cyber Security Act 2024 (Cth) requires qualifying entities to report relevant ransomware or cyber-extortion payments within 72 hours of making, or becoming aware of, a payment made on their behalf. These reporting obligations commenced on May 30, 2025 and are subject to the statutory coverage criteria. A statutory cause of action for serious invasions of privacy commenced on June 10, 2025, subject to its elements, exemptions and defenses.

The Privacy Act 1988 (Cth) and the Australian Privacy Principles impose obligations on covered entities in relation to the collection, use, disclosure and security of personal information. The Notifiable Data Breaches scheme requires covered entities to notify the Australian Information Commissioner and affected individuals of eligible data breaches, subject to the statutory criteria and exceptions. These obligations are separate from the cyber-extortion payment-reporting requirement.

From December 10, 2026, enacted amendments to the Australian Privacy Principles require covered entities to include specified information in their privacy policies about certain computer-assisted decisions. The obligation applies where a computer program uses personal information to make a decision, or do something substantially and directly related to making a decision, that could reasonably be expected to significantly affect an individual's rights or interests. Required disclosures include the kinds of personal information used and the kinds of decisions made or assisted by the program.

United States

Elevra’s U.S. operations are subject to a broad range of laws and regulations overseen and enforced by multiple U.S. federal, state, and local authorities as well as foreign jurisdictions. These applicable laws govern exploration, development, production, exports, various taxes, labor standards, occupational and mine health and safety, waste disposal, protection and remediation of the environment, protection of endangered and protected species, and other matters. Various permits from government bodies are required for drilling, mining, or manufacturing operations to be undertaken, and Elevra cannot be assured such permits will be received. Environmental laws and regulations may also, in addition to other requirements:

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

The material environmental, health, and safety laws and regulations that Elevra must, or may in the future be required to, comply with include, among others, the following U.S. federal laws and regulations:

•	The National Environmental Policy Act (“NEPA”), which requires careful evaluation of the environmental impacts of mining and lithium manufacturing operations that require federal approvals;

•	The Clean Air Act and its amendments, which govern air emissions;

•	The Clean Water Act (“CWA”), which governs discharges to the waters of the U.S.;

•	The Resource Conservation and Recovery Act (“RCRA”), which governs the management of solid waste;

•
The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), which imposes liability where hazardous substances have been released into the environment (commonly known as Superfund); and

•
The Federal Mine Safety and Health Act, which established the primary safety and health standards regarding working conditions of employees engaged in mining, related operations, and preparation and milling of the minerals extracted, as well as the Occupational Safety and Health Act, which regulates the protection of the health and safety of workers in lithium manufacturing operations.

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

Clean Water Act

The CWA imposes restrictions and strict controls regarding the pollution of protected waters, including by discharges of mineral processing wastes into waters of the U.S., a term broadly defined to include, among other things, certain wetlands. Permits must be obtained to discharge pollutants into federal waters. The CWA provides for civil, criminal, and administrative penalties for unauthorized discharges, both routine and accidental, of pollutants. It imposes substantial potential liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal, and administrative penalties, and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters. In addition, the U.S. Environmental Protection Agency (“EPA”) has promulgated regulations that require permits to discharge storm water runoff, including discharges associated with construction activities. In the event of an unauthorized discharge of waste, we may be liable for penalties and costs.

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

In May 2015, the EPA issued a final rule that attempted to clarify the federal jurisdictional reach over waters of the U.S. The EPA repealed this rule in September 2019 and replaced it in April 2020 with the Navigable Waters Protection Rule, which narrowed federal jurisdictional reach relative to the 2015 rule. Successive regulations replacing the 2015 rule have been subject to litigation, and the scope of the jurisdictional reach of the CWA may, therefore, remain uncertain for several years, with a patchwork of legal guidelines applicable to various states potentially developing. Elevra could incur increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas to the extent they are required.

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

Permits

Obtaining and renewing governmental permits are complex and time-consuming processes and involve numerous jurisdictions, public hearings, and possibly costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables not within Elevra’s control, including the interpretation of permit approval requirements administered by the applicable permitting authority. Elevra may not be able to obtain or renew permits that are necessary for its planned operations, or the cost and time required to obtain or renew such permits may exceed its expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development and/or operation of Elevra’s projects.

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

Piedmont held a Synthetic Minor Construction and Operation Permit issued by the NCDEQ’s Division of Air Quality for its property in Kings Mountain, North Carolina. In June 2022, Piedmont submitted an application to modify the active air permit to incorporate the use of Metso’s pressure leach technology; however, in March 2024, Piedmont withdrew the modification application and continued to hold the air permit in its original form. In September 2025, Piedmont sold this property given it is not strategic for the development of Carolina Lithium. As of December 2025, the air permit associated with this property was formally rescinded by the State of North Carolina Division of Air Quality.

In January 2022, Piedmont submitted a determination request to NCDEQ’s Division of Air Quality in connection with Carolina Lithium. In March 2022, Piedmont received a response to this request informing it that Carolina Lithium would require a Title V Permit. In August 2022, Piedmont submitted a Title V Permit application, which was deemed complete in February 2023. In September 2026, a draft permit was published for public comment, and a public hearing was held on October 13, 2026.

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

Exploration and evaluation activities for Carolina Lithium included drilling, which was authorized under a general stormwater permit initially approved in 2017 by the NCDEQ and updated in April 2019, October 2019, and June 2021. The Company had reclamation obligations under this permit requiring it to reclaim all disturbed drill pads and temporary roads to the approximate original contours, including the seeding of grass and straw to stabilize any disturbances. The Company has concluded all reclamation obligations and as of February 2026, all permits associated with previous exploration activities have been terminated.

The Company may be required to obtain additional permits and approvals for Carolina Lithium, including but not limited to, a municipal wastewater permit by the City of Gastonia Wastewater Treatment, a road abandonment approved by the NCDOT and Gaston County under North Carolina General Statute 136-63, an encroachment permit for an at-grade rail crossing issued by the NCDOT, various driveway permits issued by the NCDOT, a Gaston County Watershed Permit approved by the Gaston County Planning Department, various building permits approved by the Gaston County Planning Department, explosives permits approved by the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives, and hazardous chemical permits issued by Gaston County Fire Officials.

4.C. Organizational Structure

The following is a summary of the Company’s significant subsidiaries as of September 30, 2026.

Subsidiaries of the Company	Jurisdiction	Ownership
Sayona East Kimberley Pty Ltd	Queensland, Australia	100%
Sayona International Pty Ltd	Queensland, Australia	100%
Sayona Lithium Pty Ltd	Queensland, Australia	100%
9474-9454 Québec Inc.	Québec, Canada	100%
Sayona Inc.	Québec, Canada	100%
Sayona North Inc.	Québec, Canada	100%
Sayona Québec Inc.	Québec, Canada	100%
North American Lithium Inc.	Québec, Canada	100% of common equity*
Piedmont Lithium Inc.	Delaware	100%
Piedmont Lithium Carolinas, Inc.	North Carolina	100%
Piedmont Lithium Cayman Inc.	Cayman Islands	100%
Lasec Exploration Canada Inc.	Québec, Canada	100%
Piedmont Lithium International Canada BC ULC	British Columbia, Canada	100%
Piedmont Lithium Newfoundland Holdings, LLC	Delaware	100%
Piedmont Lithium Pty Ltd	New South Wales, Australia	100%
Piedmont Lithium Quebec Holdings, LLC	Delaware	100%
Piedmont Lithium Ghana Holdings, LLC	Delaware	100%
PLNC Holdings, LLC	Delaware	100%
PLNC Land, LLC	Delaware	100%
PLTN Holdings, LLC	Delaware	100%
PLTN Land, LLC	Delaware	100%
PLTN Real Estate, LLC	Delaware	100%
Piedmont Lithium International US, LLC	Delaware	100%

*  Investissement Québec owns 20,000,000 preferred, non-participating Class B shares in the capital of North American Lithium Inc.

4.D. Property, Plant and Equipment

Mineral Reserves and Resources

Set forth below is information regarding our mineral properties, which has been prepared pursuant to requirements of Subpart 1300. As used in this section entitled “Mineral Reserves and Resources,” the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” “inferred mineral resource,” “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are defined and used in accordance with Subpart 1300. Under Subpart 1300, the disclosure of mineral resources must be based on an initial assessment prepared by a qualified person (“QP”) and the disclosure of mineral reserves must be based on a preliminary feasibility study or feasibility study prepared by a QP. The reporting of mineral reserves under Subpart 1300 requires, among other things, the QP’s determination that any identified mineral resources can be the basis of an economically viable project.

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

As an ASX-listed company, Elevra makes public disclosures in accordance with the JORC Code. While these sets of reporting standards and Subpart 1300 have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, they embody different approaches and definitions, and their requirements differ in many circumstances. As a result, the calculation of mineral resources and reserves may differ for purposes of the JORC Code and the reporting standards of Subpart 1300, and we may miscalculate the conversion of mineral resources and reserves from the JORC Code to the reporting standards of Subpart 1300. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Elevra’s Business—Elevra’s mineral reserve and resource estimates may be imprecise.” The mineral resources and reserves that Elevra is required to publicly report under the JORC Code are not part of this annual report and should not be considered a current estimate of Elevra’s resources and reserves under Subpart 1300 or other SEC rules.
Overview
The figure below presents the locations of Elevra’s material properties, as of June 30, 2026. North American Lithium is an operating traditional open pit mine currently in the production phase. Moblan Lithium is a mineral property in the exploration phase. As of June 30, 2026, Elevra does not consider Authier Lithium to be a material property for purposes of Subpart 1300 due to changes in development priority within Elevra's project portfolio and the relative importance of  Authier Lithium in that context, and changes in estimates regarding the interpretations of geologic and geophysical data.

Additionally, the figures below present the locations of Elevra’s other 22 early stage and exploration mineral projects located in Québec and Newfoundland, Canada; Western Australia; North Carolina, United States; and Ghana, as of June 30, 2026. Due to the early stage of exploration, no operational permits have been obtained for these other projects and decisions have not been made regarding the processing plant designs.

Elevra – Ewoyaa Lithium Project
Central Region, Ghana, West Africa
Status as of June 30, 2026
WEST AFRICA
MALI
BURKINA FASO
COTE D'IVOIRE
GHANA
TOGO
Map Area
Dunkwa-on-Offin
CENTRAL REGION
Project ownership / status
Ewoyaa Lithium Project
(Elevra 22.5%, subsequently divested in October 2026)
Approximate site area
(±5 km - from published distances)
N1 highway (schematic, via towns)
Deep-sea port
City
Town
Assin Fosu
Twifo Praso
Kasoa
Accra
~96 km to Accra (published)
Mankessim
Saltpond
Cape Coast
~112 km to Port of Takoradi (published)
Ewoyaa Lithium Project
(Elevra 22.5%, subsequently divested in October 2026)
Takoradi
N
0
25
50
km
GULF OF GUINEA
Project snapshot
Ewoyaa Lithium Project
• As of June 30, 2026, Elevra owned a 22.5% interest in Ewoyaa Lithium plus 50% life-of-mine offtake, in a JV with Atlantic Lithium (77.5%)
• Elevra subsequently sold its interest to Zhejiang Huayou Cobalt for US$71 million on October 23, 2026
• Central Region, Ghana; ~100 km SW of Accra and ~110 km from Takoradi port, next to the N1 highway
• Mining lease ratified by the Parliament of Ghana (March 2026)
• Eight main deposits: Ewoyaa, Okwesikrom, Anokyi, Grasscutter, Abonko, Kaampakrom, Sill, Bypass
Elevra
LITHIUM
CRITICAL MINERALS A BRIGHTER TOMORROW
Source: Elevra and Atlantic Lithium public project information;
Ecofin Agency (26 Oct 2026). Distances are published road/approximate distances.
Base map: stylised terrain (GSHHG coastline), not satellite imagery.
Site position approximate; N1 route schematic. Map created: October 2026

Elevra Lithium Projects
North-West Australia (Pilbara & South Murchison)
Current interests (as of June 30, 2026)
Indian Ocean
AUSTRALIA
Map Area
NT
QLD
WA
SA
NSW
VIC
TAS
Project ownership / status
Morella Lithium JV
(Elevra 49% interest; Mt Edon 39%)
Elevra lithium rights
(100% exploration interest)
Approximate position
(±10 km - from an old internal map)
Reference point
(not an Elevra project)
Major lithium mine (existing)
Port
Town / city
Project region (approximate)
Strelley West
(Morella JV - approx.)
Port Hedland
Strelley
(Morella JV - approx.)
Mac Well
(Morella JV)
Deep Well
(Elevra 100%, approx. area)
Tabba Tabba
(Elevra 100%, subsequently divested in August 2026)
PILBARA
Hemi (gold, ref.)
Tabba Tabba East
(Morella JV - approx.)
Mt Dove
(Elevra 100%)
Mallina
(Morella JV)
Pilgangoora
(Li)
Wodgina
(Li)
West Wodgina
(Morella JV)
South Murchison - Mt Edon (zoom)
SOUTH MURCHISON
Paynes Find
Mt Edon / Mt Edon West
(Morella JV: 39% / 49%)
0 10 20
km
N
0 25 50
km
Location not published (applications)
Elevra 100% - not plotted
Station Peak (ELA47/4870)
Mount Satirist (ELA47/4872)
Elevra
LITHIUM
CRITICAL MINERALS. A BRIGHTER TOMORROW
Source: Elevra public disclosures;
Morella Corporation; Wildcat; EPA WA; old internal project map (approx. positions)
Base map: stylised terrain (GSHHG coastline); not satellite imagery
Hollow symbols = approximate (±10 km). Map created: October 2026

The table below discloses, as of June 30, 2026, Elevra’s relevant mineral properties. Elevra currently classifies  mineral properties into two categories: “Production Properties” and “Exploration Properties.” Production Properties are properties with material extraction of mineral reserves. Exploration Properties are properties that have no mineral reserves disclosed. Elevra currently categorizes the North American Lithium project and the Moblan Lithium project as material individual properties under Subpart 1300 and provides additional details accordingly under “Material Individual Properties.”

Location	Ownership (%)	Deposit Name	Mineral/Extraction Type	Operator	Property	Stage
Canada, Québec	100%	North American Lithium(1)	Lithium/Hard rock	Elevra	North American Lithium	Production
Canada, Québec	60%	Moblan Lithium(2)	Lithium/Hard rock	Elevra	Moblan	Exploration
Canada, Québec	100%	Authier Lithium(3)	Lithium/Hard rock	Elevra	Authier Lithium	Exploration
Canada, Québec	100%	Tansim Lithium(4)	Lithium/Hard rock	Elevra	Canadian Lithium Deposits	Exploration
Canada, Québec	100%	Lac Albert Lithium(5)	Lithium/Hard rock	Elevra	Canadian Lithium Deposits	Exploration
Canada, Québec	100%	Troilus Claims(6)	Lithium/Hard rock	Elevra	Canadian Lithium Deposits	Exploration
Canada, Québec	100%	Pontiac Claims(7)	Lithium/Hard rock	Elevra	Canadian Lithium Deposits	Exploration
Canada, Québec	25%	Vallée Lithium Project(8)	Lithium/Hard rock	Elevra	Canadian Lithium Deposits	Exploration
Canada, Newfoundland	20%	Killick Lithium(9)	Lithium/Hard rock	Sokoman Minerals and Benton Resources	Canadian Lithium Deposits	Exploration
Australia, Western Australia	49%	Mallina Lithium(10)	Lithium/Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	Mac Well(10)	Lithium & Gold/Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	Strelley(10)	Lithium & Gold/Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	Strelley West(10)	Lithium & Gold/Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	Tabba Tabba East(10)	Lithium & Gold/Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	West Wodgina(10)	Lithium & Gold/Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	39%	Mt Edon(10)	Lithium/Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	Mt Edon West(10)	Lithium/Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	100%	Mt Dove(11)	Lithium & Gold/Hard rock	Elevra	Australian Gold and Lithium	Exploration
Australia, Western Australia	100%	Deep Well(11)	Lithium & Gold/Hard rock	Elevra	Australian Gold and Lithium	Exploration
Australia, Western Australia	100%	Mount Satirist(11)	Lithium & Gold/Hard rock	Elevra	Australian Gold and Lithium	Exploration
Australia, Western Australia	100%	Station Peak(11)	Lithium & Gold/Hard rock	Elevra	Australian Gold and Lithium	Exploration
Australia, Western Australia	100%	Tabba Tabba(11)	Lithium/Hard rock	Elevra	Australian Lithium	Exploration
United States of America, North Carolina	100%	Carolina Lithium(12)	Lithium/Hard rock	Elevra	North Carolina	Exploration
Ghana	22.5%	Ewoyaa Lithium(13)	Lithium/Hard rock	Atlantic Lithium	Ghana	Exploration

(1)
As of June 30, 2026, Elevra indirectly held 100% ownership in the North American Lithium operation which is currently in production. For additional details regarding North American Lithium, see “Material Individual Properties.”

(2)
As of June 30, 2026, Elevra indirectly held 60% ownership in the Moblan Lithium project, which is currently in exploration phase. For additional details regarding Moblan Lithium, see “Material Individual Properties.”

(3)
As of June 30, 2026, Elevra indirectly held 100% ownership in the Authier Lithium deposit, which is located approximately 29 km south-west of North American Lithium and is currently in exploration phase.

(4)
The Tansim Lithium deposit is situated 51 miles (80 km) south-west of Authier Lithium. The deposit comprises 91 mineral claims spanning 5,273 ha (52.73 km2) and is prospective for lithium, tantalum, and beryllium. As of June 30, 2026, Elevra indirectly held 100% ownership of the Tansim property.

(5)	Lac Albert Lithium comprises 121 claims 3.5 km west of the Moblan Lithium project and covers 6,592 ha (65.92 km2). As of June 30, 2026, these claims were held 100% by Elevra.

(6)
The Troilus Claims are located adjacent to Elevra’s Moblan Lithium project and extend over a large portion of the Frotêt-Evans Greenstone Belt. The Troilus Claims comprise 1,815 claims covering 97,931 ha (979.31 km2). As of June 30, 2025, these claims were indirectly held 100% by Elevra.

(7)
The Pontiac Claims are located in the Abitibi-Témiscamingue hub in close proximity to the Tansim Lithium project. The Pontiac Claims consist of 237 claims covering 13,723 ha (137.23 km2). As of June 30, 2026, these claims were indirectly held 100% by Elevra.

(8)	The Vallée Lithium project comprises 28 claims covering approximately 1,247 hectares (12.47 km2). As of June 30, 2026, Elevra indirectly held a 25% interest in the Vallée Lithium project.

(9)	As of June 30, 2026, Elevra indirectly held an equity interest of 19.9% in Vinland Lithium, and Vinland Lithium held a 100% ownership interest in Killick Lithium.

(10)
As of June 30, 2026, Elevra indirectly held a 49% equity stake in the Morella Lithium Joint Venture, which comprises lithium rights to six tenements in the Pilbara covering 426 km2 and two tenements in South Murchison covering 48 km2. Morella Corporation Limited is the manager of the joint venture. The West Wodgina Project is located 100 km south of Port Hedland and 8 km west of the Wodgina Lithium Operation.

(11)
As of June 30, 2026, Elevra indirectly held a 100% stake in the three exploration tenements: Deep Well (E47/3829), Tabba Tabba (E45/2364) and Mt Dove (E47/3950) which cover a total of 115 km2. As of June 30, 2026, Elevra also held the Station Peak and Mount Satirist tenement applications which cover a total area of 90 km2. The Tabba Tabba project is located north of the Pilgangoora lithium mining area, in a region of historic tin and tantalum mining. The Deep Well project spans 71 km2 to the west of Port Hedland. The Mt Dove project is the closest Elevra lease to De Grey’s Hemi project, located 10 km south-west of the Falcon prospect and 12 km south-west of the Brolga prospect. It is within 5 km of the greater Hemi project area, a 15 km trend which includes Hemi and adjacent intrusions. Elevra sold its entire interest in Tabba Tabba (E45/2364) exploration tenement in August 2026 and has agreed an Indicative Term Sheet with Morella Corporation Limited to vend the Mt Dove and Deep Well tenements and the Mt Satirist and Station Peak tenement applications into the Morella JV.

(12)
The Carolina Lithium project comprises real property and associated mineral rights covering approximately 1,548 acres (626.5 hectares or 6.27 km2) in Gaston County, North Carolina, approximately 25 miles northwest of the City of Charlotte. As of June 30, 2026, Elevra indirectly held 100% ownership in the Carolina Lithium project.

(13)
As of June 30, 2026, Elevra indirectly held a 22.5% interest in Ewoyaa Lithium in a joint venture with Atlantic Lithium. In May 2026, Elevra entered into an agreement to sell its interests in Ewoyaa Lithium (including its 50% offtake rights) to Zhejiang Huayou Cobalt Co, Ltd. The sale was completed on October 23, 2026.

As of June 30, 2026, Elevra has one material property in production. The aggregate annual production from Elevra’s mineral properties for Elevra’s three most recent fiscal years is shown in the table below. The amounts represent Elevra’s attributable portions based on ownership percentages noted above and are shown in metric tonnes:

	Aggregate Annual Production (metric tonnes) Fiscal Year Ended June 30,
	2026	2025	2024
Spodumene Concentrate (Li2O)(1)
North American Lithium(2)	197,967	153,644	116,867

(1)	Lithium production shown as spodumene concentrate at approximately 5.2% Li2O.

(2)
Elevra indirectly held 100% ownership in the North American Lithium operation as of June 30, 2026 and 75% ownership in the North American Lithium operation as of June 30, 2025 and June 30, 2024. Accordingly, the table shows 100% of the total production of North American Lithium in the fiscal year ended June 30, 2026 and 75% of the total production of North American Lithium in the fiscal years ended June 30, 2025 and June 30, 2024.

The following table provides a summary of Elevra’s mineral resources, exclusive of reserves, as of June 30, 2026. The below mineral resource amounts are rounded and shown in millions of metric tonnes. Where applicable, the amounts represent Elevra’s attributable portion based on the ownership percentages noted above. Additional information regarding mineral resources for each material property is included in the “Material Individual Properties” section below, as well as in the technical report summaries filed as exhibits hereto.

	Measured Mineral Resources		Indicated Mineral Resources		Measured and Indicated Mineral Resources			Inferred Mineral Resources
	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)
Lithium – Hard Rock
North America
North American Lithium(1)(3)	0.00	–	22.1	1.12%	22.1	1.12%	16.8	1.05%
Moblan Lithium(2)(3)	3.760	1.5%	60.859	1.19%	64.619	1.21%	7.970	1.06%
Total(4)(5)	3.760	1.5%	82.959	1.17%	86.719	1.19%	24.77	1.05%

(1)	As of June 30, 2026, Elevra indirectly held 100% ownership in North American Lithium. Elevra is therefore reporting 100% of the mineral resources of North American Lithium.

(2)	As of June 30, 2026, Elevra indirectly held 60% ownership in Moblan Lithium through a joint venture with Investissement Québec. Elevra is therefore reporting 60% of Moblan Lithium’s mineral resources.

(3)	Resources indicated for the North American Lithium operations and Moblan Lithium are exclusive of mineral reserves.

(4)	The point of reference for all Mineral Resources (measured and indicated) is in situ.

(5)	Resource estimates are based on the following price values:

a.	North American Lithium - US$1,550 per 6.0% Li2O concentrate tonne, and

b.	Moblan Lithium - US$1,550 per 6.0% Li2O concentrate tonne.

The following table provides a summary of Elevra’s mineral reserves as of June 30, 2026. The below mineral reserve amounts are rounded and shown in millions of metric tonnes. The amounts represent Elevra’s attributable portion based on ownership percentages noted above. Additional information regarding mineral reserves for each material property is included in the “Material Individual Properties” section below, as well as in the technical report summaries filed as exhibits hereto.

	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)
North American Lithium (1)(2)(3)	0.2	0.93%	47.0	1.12%	47.2	1.12%

(1)	As of June 30, 2026, Elevra indirectly held 100% ownership in North American Lithium. Elevra is therefore reporting 100% of the mineral reserves of North American Lithium.

(2)	Reserve estimates for North American Lithium are based on the sale price value of US$1,250 per 6.0% Li2O concentrate tonne.

(3)	The reference point for the North American Lithium mineral reserves (proven and probable) is the North American Lithium crusher feed.

Material Individual Properties
Moblan Lithium
Mineral resource estimates for Moblan Lithium indicated in this annual report are based on a Technical Report Summary dated October 26, 2026, with an effective date of June 12, 2025 (and still current as of June 30, 2026), and attached hereto as Exhibit 15.15 (the “Moblan TRS”). The mineral resources information presented below, as of June 30, 2026, is based on such Technical Report Summary. The relevant QPs have determined that all material assumptions and information relating to the disclosure of the mineral resources, including material assumptions relating to all technical information in the Moblan TRS remain current in all respects as of June 30, 2026.
Overview

Hudson Bay
MANITOBA
NEWFOUNDLAND AND LABRADOR
QUEBEC
Moblan
ONTARIO
Winnipeg
NB
PE
NOVA SCOTIA
MAINE
MINNESOTA
Montreal
Ottawa

Ten (10) properties constitute the Moblan James Bay Property Group: Moblan, Lac Albert, Gariteau, Albert-Sud, Lezai-Troilus, Tortigny, Regnault, Larabel, Frotet and De-Maurès. The Moblan property is currently the only property out of the foregoing properties known to contain lithium mineral resources. However, the other nine properties either demonstrate potential or contain lithium-bearing pegmatites. If future exploration defines mineral resources on these adjacent Elevra-owned properties, their development could potentially benefit from infrastructure established for the Moblan property.
Moblan Lithium is a joint venture in the Eeyou Istchee James Bay region of northern Québec between Sayona North Inc., a wholly owned subsidiary of Elevra that holds a 60% stake in Moblan Lithium, and Investissement Québec, which holds a 40% stake in Moblan Lithium. Investissement Québec acquired its 40% interest on December 31, 2023 from SOQUEM Inc.
The property is a greenfields deposit with no prior production undertaken at the site and, as a result, is an exploration stage property with no prior operating history. The deposit consists of 20 claims covering 433 hectares or 4.3 km2. Moblan Lithium is located 586 km north and 79 km west of Montreal Airport. Given the exploration stage nature of the property, the project has no operating infrastructure built to date.
Geology of the property is dominated by a large northeast-southwest trending gabbro, also referred to “mafic intrusive rocks.” Other rock units include lithium pegmatite dykes, mafic volcanic rocks, intermediate volcanic rocks, felsic volcanic rocks and metasedimentary rocks. At total of 49 discrete lithium pegmatite dykes have been identified by mapping and drilling within the property, these are mainly hosted within the gabbro unit.

Exploration programs have been undertaken periodically at the site, including the drilling and sampling of 1,085 holes. The June 2025 mineral resource estimates are based on a geological model containing data from 1,085 surface drill holes and 10 surface trenches.
The book value of the property at June 30, 2026 is $110.7 million.
Permits and Encumbrances
JBNQA
Moblan Lithium is subject to the James Bay and Northern Quebec Agreement (“JBNQA”). The JBNQA governs the environmental and social protection regimes for the James Bay and Nunavik regions.
The JBNQA establishes three categories of lands and defines specific rights for each category. All Moblan Lithium properties lie on Category III lands, which are public lands in the domain of the state. Category III lands are managed by The Eeyou Istchee James Bay Regional Government. As a result of the JBNQA categorization of Moblan Lithium properties as Category III Lands, the Cree Nation has exclusive trapping rights on these lands and certain non-exclusive hunting and fishing rights.
The Cree Nation also benefits from an environmental and social protection regime that includes, among other things, the obligation for proponents to carry out an Environmental and Social Impact Assessment for mining projects and the obligation to consult with First Nations communities. In addition, Elevra must inform and consult with the First Nation communities and trap line permit holders concerning any planned exploration work to minimize interference with traditional trapping, hunting and fishing activities. The Environmental and Social Impact Assessment is currently under preparation. The environmental baseline studies, including site inventories and characterization works for the physical, biological, and human environments, are also in progress. Once the ESIA is submitted to Quebec authorities, the Cree Nation Government will be involved in the approval process. The project may be exempted from the Canadian federal environmental impact assessment procedure due to its size (if less than 5,000 tpd), although Canadian federal authorizations are required for the expected impacts on watercourses.
As a result of the foregoing, Elevra will continue developing Moblan Lithium and this new and substantially increased mineral resource estimate will serve as a basis to develop this material property.
Lithium Royalty Corp.
Lithium Royalty Corp. (“LRC”) previously held a right to acquire a 60% interest in Moblan Lithium. LRC assigned such right to Elevra and, in exchange, Elevra agreed to encumber Moblan Lithium as follows:
•	Elevra granted LRC a Gross Overriding Revenue (“GOR”) royalty on Moblan Lithium’s interest calculated as follows:
○ 2.5% for the first 1 Mt of ore per annum produced from Moblan Lithium;
○ 1.5% for any ton of ore per annum produced from Moblan Lithium in excess of the first 1 Mt.
On December 31, 2023, SOQUEM transferred all Moblan Property claims to Investissement Québec. Investissement Québec is now a 40% partner in Moblan Lithium according to the document entitled “Moblan joint venture agreement deed of assignment”, dated December 31, 2023 (SOQUEM Inc., 2023).
Operations, Accessibility and Infrastructure
The project is still at the greenfield stage and has no operating infrastructure or facilities built to date. Moblan Lithium has access to low-cost, environmentally friendly hydroelectric power. Other infrastructure near the project includes:
•	Railway station at Chibougamau; and
•	161 kV electrical line from the existing Hydro-Quebec distribution network (No. 1625).

Mineral Resources
A summary of the mineral resources of Moblan Lithium are set forth in the following tables. Employees of InnovExplo, a member of Norda Stelo Inc. and employees of Primero Group Americas, each a third-party firm comprising mining experts in accordance with Subpart 1300 of Regulation S-K, served as qualified persons and contributed to the preparation of the estimates of lithium mineral resources with an effective date of June 12, 2025 (and still current as of June 30, 2026). The relevant QPs have determined that all material assumptions and information relating to the disclosure of the mineral resources, including material assumptions relating to all modifying factors, price estimates and technical information in the Moblan TRS remain current in all respects as of June 30, 2026. No such persons are employees of Elevra, nor are any such third-party firms nor its employees who prepared the technical report summary affiliates of Elevra or another entity that has an ownership, royalty, or other interest in Moblan Lithium. A copy of the technical report summary with respect to Moblan Lithium, effective as of June 12, 2025 (and still current as of June 30, 2026), is filed as Exhibit 15.15 to this annual report.
The mineral resource estimates are subject to a number of uncertainties, including future changes in product prices or the market trends underlying price estimates, production costs and/or other factors affecting differences in size and grade and recovery rates from those expected and changes in project parameters. Additional information about key assumptions and parameters relating to the lithium mineral resources at Moblan Lithium is discussed in Sections 11 and 12 of the Moblan TRS, respectively, and key assumptions relating to the price estimates for mineral resources is discussed in Section 16 of the Moblan TRS.
A summary of the mineral resources of Moblan Lithium, which is exclusive of mineral reserves, as of June 30, 2026, has been tabulated in the table below. These mineral resources are not mineral reserves and do not have demonstrated economic viability.
Moblan mineral resource estimate, exclusive of mineral reserves, effective as of June 12, 2025 (and still current as of June 30, 2026)
Moblan – Total Open Pit Constrained Mineral Resource Statement
Category	Amount in Tonnes (Mt)	Grade (%Li2O)	Cut-Off Grade %Li2O	Metallurgical Recovery %
Measured mineral resources	3.76	1.50%	0.55%	75.0%
Indicated mineral resources	60.86	1.19%	0.55%	75.0%
Measured and Indicated mineral resources	64.62	1.21%	0.55%	75.0%
Inferred mineral resources	7.97	1.06%	0.55%	75.0%

•	As of June 30, 2026, Elevra owned 60% of Moblan Lithium through a joint venture with Investissement Québec. Elevra is therefore reporting 60% of Moblan Lithium’s mineral resources.
•
A total of 49 dykes of lithium pegmatites were modelled in Leapfrog ™ 2024.1 using implicit modelling techniques for the Main, South/Moleon and New South domains. Dyke wireframes, used as geological resource solids, were modelled with a minimum thickness of 0.3m.

•	No assays were capped. Composites 1.0 m long were generated using the grade of the adjacent material when assayed or a value of zero when not assayed.
•
The mineral resources were estimated using Leapfrog™ 2024.1 using hard boundaries on composited assays. The ordinary kriging (“OK”) method was used to interpolate a sub-blocked model (parent block size = 5 m x 5 m x 5 m).

•
The measured category was assigned to blocks estimated with a minimum of three (3) drill holes in areas where the minimum distance from a drill hole is less than 15 m. The indicated category was assigned to blocks estimated with a minimum of three (3) drill holes in areas where the minimum distance from a drill hole is less than 30 m. The inferred category was assigned to blocks estimated with a minimum of two (2) drill hole in areas where the minimum distance from a drill hole is less than 50 m.

•
Density was estimated, in the pegmatites using a regression function developed using measurements of SG and Li2O%. The regression function used is SG = 0.0604*Li2O% +2.61 which use Li2O% block values and is used for the conversion of the volume of each block interpolated into a tonnage. Values in other host rocks were given fixed SG values of 2.99 g/cm3 for the Gabbro 2.92 g/cm3 for the Volcanics, 2.76 g/cm3 for the Metasediments, 2.72 g/cm3 for the Granodiorite.

•
The ‘reasonable prospects for eventual economic extraction’ is met by having used reasonable cut‐off grades for an open pit extraction scenario and constraining pit shell using a price of $1,550 per tonne of 6% Li2O concentrate (Whittle optimization). Due to processing assumptions from the 2024 DFS, the selected COG for the MRE is 0.55% Li2O. Other assumptions include: a USD:CAD exchange rate of 1.35, a recovery of 75%, a mineralized material’s mining cost of C$13.00/t mined, a waste material’s mining cost of C$12.75/t mined, an overburden’s mining cost of C$11.64/t mined, a G&A cost of C$25.91/t processed, a processing cost of C$28.65/t processed, a concentrate transportation cost of C$140.48/t concentrate and a pit wall angle of 56° in rock and 14 to 18° in overburden. The cut‐off grade takes into account a royalty of 2%. The cut‐off grades should be re‐evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

•	The number of tonnes has been rounded to the nearest thousand. Any discrepancy in the totals is due to rounding effects.

Mineral resources and reserves comparison
Between 2025 and 2026, Moblan Lithium’s mineral resource estimate experienced substantial growth and improved confidence classification.
Measured mineral resources increased from nil to 3.76 Mt, while indicated mineral resources increased by 562%, from 9.2 Mt to 60.86 Mt. As a result, total Measured and Indicated mineral resources increased by 602%, reaching 64.62 Mt in 2026. Approximately 89% of the total resource tonnage is now contained within the higher-confidence measured and indicated categories. The mineral resources are constrained by claim boundaries and a conceptual resource-pit shell. The increase in tonnage and confidence reflects the incorporation of additional drilling data, which enabled both resource expansion and the upgrading of existing resources from lower-confidence classifications. The total tonnes of inferred resources decreased by 37%, from 12.6 Mt to 7.97 Mt. However, the expansion of the deposit footprint and overall mineralized volume, and the conversion of the inferred category to the measured and indicated categories, was more effective than the addition of inferred mineral resources. Exploration success also led to the connection of previously identified pegmatites within the Main and South sectors with the Moleon sector located farther east.
The comparison of the mineral resources as at June 30, 2025 and June 30, 2026 can be found in the table below.
	June 30, 2025		June 30, 2026
Resources	Tonnes (Mt)	Grade (%Li2O)	Tonnes (Mt)	Grade (%Li2O)	% Change
Measured	0.0	—	3.76	1.5%	—
Indicated	9.2	0.84%	60.86	1.19%	+562%
Measured and Indicated	9.2	0.84%	64.62	1.21%	+602%
Inferred	12.6	1.02%	7.97	1.06%	-37%

With respect to mineral reserves, their current status has been materially affected by the substantial growth of the mineral resource base. The increase in mineral resources is significant, material to the property, and extends into areas previously classified as mineral reserves. As a result, the previous mineral reserve estimates are not considered current and should be regarded as obsolete pending the completion of updated reserve studies.
In the previous mineral reserves, the potential open-pit mining scenario was supported by smaller pit shells. Future mineral reserve estimates may instead consider these areas within a single, larger optimized pit. Furthermore, the re-establishment of mineral reserves for the property will require the review and update of all applicable modifying factors under Subpart 1300. This process will necessitate new pit optimizations, revised mine planning, and supporting technical studies at a minimum re-feasibility study level.
Consequently, the previous probable mineral reserves category, which totaled 20.7 (Mt), were reclassified as indicated mineral resource category. Previous estimates did not include any proven mineral reserves and remain unchanged.
The comparison of the attributable (60%) mineral reserves as at June 30, 2025 and June 30, 2026 can be found in the table below.

	June 30, 2025		June 30, 2026
Reserves	Tonnes (Mt)	Grade (%Li2O)	Tonnes (Mt)	Grade (%Li2O)	% Change
Proven	0.0	0.00	0.0	0.0	—
Probable	20.7	1.36	0.0	0.0	-100%

North American Lithium
Mineral resource and reserve estimates for North American Lithium indicated in this annual report are based on a Technical Report Summary dated October 29, 2026, with an effective date of June 30, 2026, and attached hereto as Exhibit 15.16 (the “NAL TRS”). The mineral resources and reserves information presented below is as of June 30, 2026 (including mining depletion up to that point), and is based on the NAL TRS. The relevant QPs have determined that all material assumptions and information relating to the disclosure of the mineral resources and reserves, including material assumptions relating to all modifying factors, price estimates and technical information in the NAL TRS remain current in all respects as of June 30, 2026. The increase in the mineral resources and reserves attributable to Elevra as compared to June 30, 2025 is partially a result of the Merger and the consolidation of the interests therein by Elevra. Accordingly, the information below, including the mineral resources and reserve estimates, reflect the Merger and Elevra’s 100% indirect ownership in North American Lithium.
Overview

Hudson Bay
NEWFOUNDLAND A
QUEBEC
ONTARIO
NAL
NB
MAINE
Montreal
Ottawa
VT

North American Lithium is in the La Corne Township of southern Québec  and is 100% indirectly owned by Elevra. Previously, Canada Lithium Corp. owned and operated the property, and the property was operated from late 2012 until September 2014 when it faced commissioning issues and mounting commercial and financial difficulties. The plant was placed on care and maintenance in November 2014 and remained so until July 2016, when it was acquired by North American Lithium. North American Lithium operated from 2017 to 2019 but was put on care and maintenance in March 2019 due to poor market conditions. Thereafter, Elevra and Piedmont formed North American Lithium joint venture and acquired the North American Lithium mine and concentrator in La Corne, Québec in August 2021. The North American Lithium concentrator facility was re-started in March 2023, with first spodumene concentrate sold in August 2023.
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

The North American Lithium geological model contains 117 spodumene-bearing pegmatite dykes greater than 2 m in thickness, mainly hosted within granodiorite and mafic volcanic rocks. The mineralized system extends at least 3,500 m along strike in a northwest–southeast direction and approximately 1,300 m in width. Pegmatite dykes have been drilled to approximately 800 m vertical depth and remain largely open at depth. The dykes generally dip between 50° southwest and subvertical, with a subset striking east–west, oblique to the main northwest trend. Individual dykes are relatively continuous where exposed in the North American Lithium pit, with some traceable for more than 700 m along strike and 70 m vertically down pit walls. They exhibit splays, splits and bends and vary in width from tens of centimeters to 90 m. Most dykes greater than 3 m in width are spodumene-bearing.
The book value of the property at June 30, 2026 is $304.1 million.
Permits and Encumbrances
North American Lithium is operational and all steps for obtaining the necessary permits from federal and provincial regulatory authorities have been completed to accommodate operations. Existing permits that have been obtained include permits for:
•	Open pit mine;
•	Spodumene concentrate mill;
•	Lithium carbonate refinery;
•	Tailings management area no. 1;
•	Process water pond;
•	Industrial wastewater treatment plant;
•	Waste rock dump no. 2;
•	Waste rock dump no. 3;
•	Overburden dump no. 1; and
•	Overburden dump no. 2.
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
These permits are expected to be obtained in the near future. Storage on authorized waste dumps will be carried out until obtainment of new waste dump permits.
The permitting process is ongoing or is about to begin for additional components or modification of existing authorization, including:
•	Tailings management area no. 1, for which additional lift has been approved to sufficient storage capacity and to support annual throughput;
•	Pit extension approval within mining lease, with phase 4 permits received in 2026 with mining activities underway in this area, and with phase 5 permitting process ongoing and expected 2027;
•	Tailings management area no. 2 (not required before the end of 2028); and
•	Low-grade pile, new water basin (final approval expected in 2027).

Operations, Accessibility and Infrastructure
The North American Lithium property is located 60 km to the north of the city of Val-d’Or and 35 km to the southeast of the city of Amos, making it readily accessible by the national highway and a high-quality rural road network. The North American Lithium property is located in a modern mining precinct with several large contracting firms, mining services companies and consultancies operating out of offices at Val D’or, Amos or other surrounding townships. All mining haul roads, dig faces and dump faces are well maintained with industry-standard equipment such as dozers, graders, water carts and grit trucks.
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

Mineral Reserves and Resources
A summary of the mineral resources and reserves of North American Lithium are set forth in the following tables. Employees of Optimal Mining and Measured Group, each a third-party firm comprising mining experts in accordance with Subpart 1300, served as qualified persons and contributed to the preparation of the estimates of lithium mineral resources and reserves with an effective date of June 30, 2026. The relevant QPs have determined that all material assumptions and information relating to the disclosure of the mineral resources and reserves, including material assumptions relating to all modifying factors, price estimates and technical information in the NAL TRS remain current in all respects as of June 30, 2026. No such persons are employees of Elevra, nor are any such third-party firms nor its employees who prepared the technical report summary affiliates of Elevra or another entity that has an ownership, royalty, or other interest in North American Lithium. A copy of the technical report summary with respect to North American Lithium, effective as of June 30, 2026, is filed as Exhibit 15.16 to this annual report.
The mineral resource and reserve estimates are subject to a number of uncertainties, including future changes in product prices or the market trends underlying price estimates, production costs and/or other factors affecting differences in size and grade and recovery rates from those expected and changes in project parameters. Additional information about key assumptions and parameters relating to the lithium mineral resources and reserves at North American Lithium is discussed in Sections 11 and 12 of the NAL TRS, respectively, and key assumptions relating to the price estimates for mineral resources and reserves is discussed in Section 16 of the NAL TRS.
A summary of the mineral resources of North American Lithium, which is exclusive of mineral reserves, as of June 30, 2026, has been tabulated in the table below. These mineral resources are not mineral reserves and do not have demonstrated economic viability.
NAL mineral resource estimate, exclusive of mineral reserves, as at June 30, 2026

Category	Tonnes (Mt)	Grade (%Li2O)	Cut-Off Grade %Li2O	Met Recovery %
Measured	0.0	-	0.60%	69.2%
Indicated	22.1	1.12%	0.60%	69.2%
Measured and Indicated	22.1	1.12%	0.60%	69.2%
Inferred	16.8	1.053%	0.60% for OC, 0.70% for UG	69.2%

•
As of June 30, 2026, Elevra indirectly owned 100% of North American Lithium, and it is, therefore reporting 100% of North American Lithium mineral resources. The quantity and grade of reported inferred resources are uncertain in nature and there has been insufficient exploration to define these resources as indicated or measured; however, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

•
Mineral resources are presented undiluted, pit constrained and within stope shapes and are considered to have reasonable prospects for eventual economic extraction. Although the calculated cut-off grade is 0.28% Li2O for open pit, a cut-off grade of 0.60% Li2O was used for the mineral resource estimate due to processing limitations. The pit optimization was completed using Deswik mining software. The constraining pit shell was developed using pit slopes of 46 to 53 degrees. The open-pit cut-off grade and pit optimization were calculated using the following parameters (amongst others): 5.40% Li2O concentrate price = USD1,395 per ton; USD:CAD exchange rate = 0.74; Hard Rock and Overburden Mining cost = $8.50/t mined; Mill Recovery of 69.2%; Processing cost (including water treatment, tailing management and sustaining capital)= $46.10/t processed; G&A = $17.09/t processed; Transportation cost = $126.23/t conc. The cut-off grade for underground resources was calculated at 0.72% Li2O but rounded to 0.70% Li2O; it used identical costs and recoveries, except for mining costs being at $100/t. Cut-off grades will be re-evaluated in light of future prevailing market conditions and costs.

•
The geological model supporting the mineral resource estimate was constructed using Leapfrog Geo™ 2024.1 and incorporates data from 562 surface drillholes totalling 153,047 meters. The model contains 117 pegmatite dykes, of which 93 demonstrate reasonable prospects for eventual economic extraction (RPEEE). The project database was validated before resource estimation.

•
Assay data were composited to 1.5 m lengths within individual pegmatite domains, with unsampled intervals assigned a zero grade. A high-grade cap of 3.00% Li₂O was applied to the composited assay data. Li₂O grades were estimated using ordinary kriging (OK) in Leapfrog Edge™ 2024.1 within individual pegmatite domains, using hard boundaries, parent blocks measuring 5 m × 5 m × 5 m and a minimum sub-block size of 1.25 m × 1.25 m × 1.25 m. Inverse distance squared (ID2) and nearest neighbor (NN) models were generated for validation purposes.

•
Fixed bulk densities were assigned to each rock unit based on the median of the available bulk density measurements: 2.70 t/m³ for all pegmatite dykes, 2.77 t/m³ for granodiorite, 3.01 t/m³ for volcanic rocks and 3.11 t/m³ for gabbro. A fixed bulk density of 2.00 t/m³ was assigned to overburden.

•
The mineral resource estimate is classified into indicated and inferred categories, with no mineral resources classified as measured. The indicated category was assigned to blocks informed by a minimum of two drillholes with drill spacing of less than 80 m within the conceptual resource pit shell. The inferred category was assigned where drill spacing was 150 m or less. Classification also considered geological and grade continuity, proximity to known mineralization in the current pit and the selected mining method. Classification volumes were developed around contiguous blocks, with local adjustments where necessary to avoid isolated blocks and discontinuous classification patterns.

•	The number of tonnes (metric) and contained Li2O tonnes were rounded to the nearest hundred thousand.
A summary of the mineral reserves of North American Lithium as of June 30, 2026 has been tabulated in the table below. The mineral reserves have been classified according to the category of the underlying mineral resources and the status of the modifying factors. Probable mineral reserves are based upon indicated and measured mineral resources.
North American Lithium mineral reserve statement at effective date of June 30, 2026

North American Lithium Project Mineral Reserve Estimate
Category	Tonnes (Mt)	Grades (%Li2O)	Cut-off Grade %Li2O	Met Recovery %
Proven Mineral Reserves	0.2	0.93%	0.60%	73.6%
Probable Mineral Reserves	47.0	1.12%	0.60%	73.6%
Total Mineral Reserves	47.2	1.12%	0.60%	73.6%

•
As of June 30, 2026, Elevra indirectly owned 100% of North American Lithium. Elevra is therefore reporting 100% of North American Lithium mineral reserves. Mineral reserves are measured as dry tonnes at the crusher above a diluted cut-off grade of 0.60% Li2O.

•
Mineral reserves result from a positive pre‐tax financial analysis based on a 5.4% Li2O spodumene concentrate average base price of $1,250/t for 6% spodumene and an exchange rate of 0.74 $:1.00 C$.  The selected optimized pit shell is based on a revenue factor of 0.95 applied to a base case selling price of $1,250/tonne for 6% spodumene concentrate.

•	Topographic surface as of June 29, 2026, was used to calculate the final estimates.
•	The reference point of the mineral reserves estimate is the North American Lithium crusher feed.
•
In-situ mineral resources are converted to mineral reserves based on pit optimization, pit design, mine scheduling and the application of modifying factors, all of which support a positive LOM cash flow model. According to SEC definitions related to mineral resources and reserves, inferred resources cannot be converted to mineral reserves.

•	The waste and overburden to ore ratio (strip ratio) is 7.1.
•	Mineral reserves are valid as of June 30, 2026.
•	Totals may not add up due to the rounding of significant figures.
Mineral resources and reserves comparison
The comparison of the mineral resources as at June 30, 2025 and June 30, 2026 can be found in the table below.

For ease of comparison of the changes in resources and reserves, the June 30, 2025 values shown in the following tables represent 100% of the previous total resource estimate. Elevra acquired subsequent to June 30, 2025 the remaining interest as a result of the Merger, as discussed above.

	June 30, 2025		June 30, 2026
Resources	Tonnes (Mt)	Grade (%Li2O)	Tonnes (Mt)	Grade (%Li2O)	% Change
Measured	0.7	1.00%	0.0	-	-100%
Indicated	6.5	1.15%	22.1	1.12%	+240%
Measured and Indicated	7.3	1.14%	22.1	1.12%	+203%
Inferred	32.7	1.23%	16.8	1.05%	-49%

Mineral Resources previously classified as measured were reclassified as indicated following a reassessment of geological confidence under the SEC reporting basis. The complex geometry of the pegmatite dykes limits confidence in their precise location and continuity and was considered insufficient to support measured classification. Compared with the figures reported at 30 June 2025, indicated mineral resources exclusive of mineral reserves increased by 240%, while inferred mineral resources exclusive of mineral reserves decreased by 49%. These changes reflect adoption of the expanded geological model incorporating the 2023–2024 drilling results, together with changes in resource classification, mining depletion and the extent of material excluded within the mineral reserve shell. The expanded model contains 117 pegmatite dykes, compared with 49 in the previous model. The mineral resource estimate reported in August 2025 was subsequently adjusted for mining depletion to 30 June 2026; no re-estimation was undertaken for the June 2026 update.
The comparison of the mineral reserves as at June 30, 2025 and June 30, 2026 can be found in the table below.
	June 30, 2025		June 30, 2026
Reserves	Tonnes (Mt)	Grade (%Li2O)	Tonnes (Mt)	Grade (%Li2O)	% Change
Proven	0.1	0.87%	0.2	0.93%	+100%
Probable	18.7	1.07%	47.0	1.12%	+151%
The total tonnes of proven reserves for North American Lithium have increased by 100% due to additional ore material on the ROM stockpiles at June 30, 2026. The total tonnes of probable reserves for North American Lithium have increased by 151%, which is in line with the increase in indicated resources. The designs and schedule which underpins the reserve estimate have also been updated to provide a more efficient and optimized mine plan which maximizes the value of North American Lithium.
Brownfield Expansion
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
Elevra estimates the overall capital expenditures for the expansion to be $270 million, of which $2.82 million was paid as of June 30, 2026. Elevra expects to finance the expansion from available cash and cash equivalents, cash flow from operations, the possible introduction of a strategic partner, government grant and incentives, potential equity or debt facilities, drawing on its prepayment facilities (to the extent of capacity thereunder), as well as possible alternative sources of funding, if necessary.

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
5.A. Operating Results
The following is a discussion of Elevra’s results of operations for the fiscal years ended June 30, 2026, 2025 and 2024.
Revenue
Revenue was $201.7 million in the fiscal year ended June 30, 2026, as compared to $145.0 million during the fiscal year ended June 30, 2025, which is an increase of $56.7 million or 39% compared to the previous fiscal year. Revenue was $145.0 million in the fiscal year ended June 30, 2025, as compared to $132.2 million during the fiscal year ended June 30, 2024, which is an increase of $12.9 million or 10% compared to the previous fiscal year.
Elevra was able to generate revenue during the fiscal years ended June 30, 2026, 2025 and 2024 as a result of the sale of spodumene concentrate. Elevra operates internationally and is exposed to foreign currency risk arising from currency movements, primarily in respect of transactions and financial assets in Australian dollars and Canadian dollars. No derivative financial instruments are employed to mitigate the exposed risks and, as such, Elevra’s revenue is subject to significant fluctuations as a result of changes in the foreign exchange rate between the Canadian, United States and Australian dollars.

Expenses
Elevra’s total expenses (excluding impairment of non-financial assets) for the fiscal year ended June 30, 2026 were $208.5 million, as compared to $225.1 million for the fiscal year ended June 30, 2025, a decrease of $16.6 million. Elevra’s total expenses (excluding impairment of non-financial assets) for the fiscal year ended June 30, 2025 were $225.1 million, as compared to $202.6 million for the fiscal year ended June 30, 2024, an increase of $22.5 million. The below table summarizes Elevra’s material line items for the expenses in each of the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024:
	Fiscal year ended June 30, 2026 $’000	Fiscal year ended June 30, 2025 $’000	Fiscal year ended June 30, 2024 $’000
Administration and corporate overheads	4,931	3,118	4,460
Changes in inventories of finished goods and work in progress	(17,847)	16,500	(21,390)
Depreciation and amortization expense	23,630	24,983	22,146
Employee benefits expense	36,378	27,917	30,489
External services	119,236	111,160	115,778
Impairment and write down of financial assets	–	354	5,333
Loss on termination and settlement of contracts	7,218	–	–
Net loss on disposal of financial and non-financial assets	102	–	828
Net movement in inventories relating to net realizable value adjustments	(9,454)	2,718	6,843
Raw materials and consumables used	36,445	30,223	29,354
All other operating expenses	7,849	8,137	8,766
Total Expenses	208,488	225,110	202,607

Summarized below is a discussion of the material line items that contributed to Elevra’s total expenses.

Administration and corporate overheads
Administration and corporate overheads reflects administrative, corporate and governance costs excluding costs for employee benefits.
Administration and corporate overheads for the year ended June 30, 2026 was $4.9 million, as compared to $3.1 million for the fiscal year ended June 30, 2025, which is an increase of $1.8 million compared to the previous fiscal year. The main drivers of this increase were transaction and integration costs related to the Merger and the subsequent integration of Piedmont following the merger, with Fiscal 2026 results including approximately ten months of retained Piedmont administration and corporate costs.
Administration and corporate overheads for the year ended June 30, 2025 was $3.1 million, as compared to $4.5 million for the fiscal year ended June 30, 2024, which is a decrease of $1.3 million compared to the previous fiscal year. The main driver of this decrease was the reduction in travel and accommodation expenses, in addition to a reduction of marketing and public relations costs.

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

For the fiscal year ended June 30, 2026, Elevra had a net increase of $17.8 million in inventories of finished goods and work in progress, as compared to a net decrease of $16.5 million in the fiscal year ended June 30, 2025. The main driver of this net increase for the 2026 fiscal year was the increase in inventory volumes held, reflecting increased work-in-progress ore inventories at the run-of-mine pad and higher finished goods inventories.
For the fiscal year ended June 30, 2025, Elevra had a net decrease of $16.5 million in inventories of finished goods and work in progress, as compared to a net increase of $21.4 million in the fiscal year ended June 30, 2024. The main driver of this net decrease for the 2025 fiscal year was the consumption of higher cost inventory carried over from the North American Lithium ramp up and the cycling of a prior year non-recurring benefit from capitalized development costs in the fiscal year ended June 30, 2023.
Depreciation and amortization expense
Depreciation and amortization expense reflects depreciation and amortization costs of tangible and intangible assets once installed and ready for use.
Depreciation and amortization expense for the year ended June 30, 2026 was $23.6 million, as compared to $25.0 million for the fiscal year ended June 30, 2025, which is a decrease of $1.4 million compared to the previous fiscal year. This decrease in the 2026 fiscal year primarily reflects lower depreciation following the impairment of the North American Lithium assets at the end of the 2025 fiscal year. The impairment was reversed during the first half of the 2026 fiscal year, after which depreciation expense returned to more normal levels.
Depreciation and amortization expense for the year ended June 30, 2025 was $25.0 million, as compared to $22.1 million for the fiscal year ended June 30, 2024, which is an increase of $2.8 million compared to the previous fiscal year. The main driver of this increase in the 2025 fiscal year was the depreciation of capital expenditure incurred at North American Lithium.

Employee benefits expense
Employee benefits expense reflects the cost of employees’ services which includes salaries, wages, non-monetary benefits and statutory entitlements.
Employee benefits expense for the year ended June 30, 2026 was $36.4 million, as compared to $27.9 million for the fiscal year ended June 30, 2025, which is an increase of $8.5 million compared to the previous fiscal year. The main drivers of this increase in the 2026 fiscal year were increased share based payment expense recognized in respect of employee share ownership plans ($3.7 million in the 2026 fiscal year, as compared to $1.7 million in the 2025 fiscal year), in addition to higher headcount following the Merger, with fiscal year 2026 results including approximately ten months of retained Piedmont employee costs.
Employee benefits expense for the year ended June 30, 2025 was $27.9 million, as compared to $30.5 million for the fiscal year ended June 30, 2024, which is a decrease of $2.6 million compared to the previous fiscal year. The main driver of this decrease in the 2025 fiscal year was due to savings in relation to wages for fewer corporate roles, which was partly offset by increases in operational roles at North American Lithium.

External services
External services reflect the cost of contractors and consultants who provide external services to Elevra.
External services for the year ended June 30, 2026 was $119.2 million, as compared to $111.2 million for the fiscal year ended June 30, 2025, which is an increase of $8.1 million compared to the previous fiscal year. The main drivers of this increase in the 2026 fiscal year were transaction and integration costs related to the Merger and an increase in costs for mining and mineral processing at North American Lithium.
External services for the year ended June 30, 2025 was $111.2 million, as compared to $115.8 million for the fiscal year ended June 30, 2024, which is a decrease of $4.6 million compared to the previous fiscal year. The main driver of this decrease in the 2025 fiscal year was the reduction in costs for mining and mineral processing at North American Lithium, partially offset by an increase in professional services related to the Merger.

Impairment and write down of financial assets
Impairment and write down of financial assets reflects the non-cash impairment or write down of assets which have previously been capitalized to the consolidated statement of financial position.

Impairment and write down of financial assets for the year ended June 30, 2026 was nil, as compared to $0.4 million for the fiscal year ended June 30, 2025, which is a decrease of $0.4 million compared to the previous fiscal year. The decrease was primarily due to a non-recurring write down of financial assets recognized in fiscal year 2025, with no equivalent charge recorded in fiscal year 2026.
Impairment and write down of financial assets for the year ended June 30, 2025 was $0.4 million, as compared to $5.3 million for the fiscal year ended June 30, 2024, which is a decrease of $5.0 million compared to the previous fiscal year. The main drivers of the decrease relate to a non-recurring write down of deposits and an impairment of receivables in the previous fiscal year.

Loss on termination and settlement of contracts
Loss on termination and settlement of contracts reflects losses incurred on the termination of contracts and costs incurred to settle outstanding contractual liabilities.
Loss on termination and settlement of contracts for the year ended June 30, 2026 was $7.2 million, compared to nil for the year ended June 30, 2025. The increase was primarily attributable to the settlement of hedge-related contracts in fiscal 2026, whereas no such costs were incurred in the prior fiscal year.
Loss on termination and settlement of contracts for the years ended June 30, 2025 and June 30, 2024 was nil.
Net loss on disposal of financial and non-financial assets
Net loss on disposal of financial and non-financial assets reflects losses incurred on the disposal of financial and non-financial assets.
Net loss on disposal of financial and non-financial assets for the year ended June 30, 2026 was $0.1 million, compared to nil for the year ended June 30, 2025. The loss in the fiscal year ended June 30, 2026 was associated with the disposal of assets following the Merger. No losses on the disposal of financial or non-financial assets were incurred in the fiscal year ended June 30, 2025.
Net loss on disposal of financial and non-financial assets for the year ended June 30, 2025 was nil, compared to $0.8 million for the fiscal year ended June 30, 2024. The loss in the fiscal year ended June 30, 2024 was associated with the disposal of investments. No losses on the disposal of financial or non-financial assets were incurred in the fiscal year ended June 30, 2025.
Net movement in inventories relating to net realizable value adjustments
Net movement in inventories relating to net realizable value (NRV) adjustments reflects the write down or write up of inventory to NRV, as inventories are carried at the lower of cost and NRV.
Net movement in inventories relating to net realizable value adjustments for the year ended June 30, 2026 was a write up of $9.5 million, as opposed to a $2.7 million write down for the fiscal year ended June 30, 2025, a decrease of $12.2 million compared to the previous fiscal year. The improvement was primarily driven by stronger lithium pricing during fiscal year 2026 and the removal of legacy offtake pricing constraints at North American Lithium following the Merger.
Net movement in inventories relating to net realizable value adjustments for the year ended June 30, 2025 was $2.7 million, as compared to $6.8 million for the fiscal year ended June 30, 2024, which is a decrease of $4.1 million compared to the previous fiscal year. The main driver of this decrease was the consumption of high-cost inventory in the fiscal year ended June 30, 2025, which created a reduction in both closing inventory quantities and inventory unit costs at the end of the period. This decrease was partially offset by declines in lithium pricing.
Raw materials and consumables used
Raw materials and consumables used reflects the cost of raw materials and consumable supplies utilized in the production process for spodumene concentrate.
Raw materials and consumables used for the year ended June 30, 2026 was $36.4 million, as compared to $30.2 million for the fiscal year ended June 30, 2025, which is an increase of $6.2 million compared to the previous fiscal year. The main driver of this increase in the 2026 fiscal year were geological conditions in the current mining phase which resulted in higher consumption of replacement parts and increased fuel usage.

Raw materials and consumables used for the year ended June 30, 2025 was $30.2 million, as compared to $29.4 million for the fiscal year ended June 30, 2024, which is an increase of $0.9 million compared to the previous fiscal year. The main driver of this increase in the 2025 fiscal year was the increased production of spodumene concentrate at North American Lithium.
All other operating expenses
All other operating expenses reflect ancillary production related expenditure and other support costs, such as equipment hire and property costs.
All other operating expenses for the year ended June 30, 2026 were $7.8 million, as compared to $8.1 million for the fiscal year ended June 30, 2025, which is a decrease of $0.3 million compared to the previous fiscal year. The main driver of this decrease in the 2026 fiscal year was the reduction in insurance premiums related to North American Lithium.
All other operating expenses for the year ended June 30, 2025 were $8.1 million, as compared to $8.8 million for the fiscal year ended June 30, 2024, which is a decrease of $0.6 million compared to the previous fiscal year. The main driver of this decrease in the 2025 fiscal year was the reduction in insurance premiums related to North American Lithium.
Reversal of impairment / (impairment) of non-financial assets
Impairment of non-financial assets reflects the non-cash impairment or write down of non-financial assets (including property, plant and equipment) which have previously been capitalized to the consolidated statement of financial position, and excludes impairment tests for goodwill.
Reversal of impairment of non-financial assets was $156.0 million for the fiscal year ended June 30, 2026, as compared to an impairment of non-financial assets of $175.6 million for the fiscal year ended June 30, 2025. This change predominantly reflects the reversal of previously recognized impairment charges relating to North American Lithium as a result of the elimination of the impact of the offtake agreement with Piedmont on completion of the Merger and a strengthening in the lithium market, specifically relating to the price of spodumene concentrate. No indicators of impairment were present as of June 30, 2026, and therefore no impairment testing was performed at the end of the relevant reporting period.
Impairment of non-financial assets for the year ended June 30, 2025 was $175.6 million, as compared to $11.2 million for the fiscal year ended June 30, 2024, which is an increase of $164.4 million compared to the previous fiscal year. This increase predominantly reflects impairment of the assets of North American Lithium due to a decline in forecasted long-term lithium prices.
For more information, see “Critical Accounting Estimates” below in Section 5.E and note 14 “Impairment of Non-Financial Assets” in the Elevra annual financial statements.
Profit / (loss) from operations
Elevra’s profit from operations was $45.7 million for the fiscal year ended June 30, 2026, as compared to a loss from operations of $248.4 million for the fiscal year ended June 30, 2025. The change was primarily a result of the increase in revenue generated from the sale of spodumene concentrate, the reversal of impairment of non-financial assets of $156.0 million (as compared to an impairment of non-financial assets of $175.6 million in the 2025 fiscal year) and the gain on bargain purchase of $33.1 million recognized on the Merger, partially offset by the $137.0 million write down on settlement of the pre-existing contractual arrangement with Piedmont.
Elevra’s loss from operations was $248.4 million for the fiscal year ended June 30, 2025, as compared to $77.6 million for the fiscal year ended June 30, 2024. The increase in the loss from operations was primarily a result of operations and operating costs at North American Lithium as well as an impairment of non-financial assets, partially offset by the increase in revenue from the sale of spodumene concentrate.
Net financial income/expense
Elevra’s net financial income was $0.7 million for the fiscal year ended June 30, 2026, as compared to net financial expense of $0.7 million for the fiscal year ended June 30, 2025. The increase in the net financial income was predominantly a result of a net foreign exchange gain of $3.4 million in the 2026 fiscal year compared to a net foreign exchange loss of $0.3 million in the 2025 fiscal year and a decrease in interest on preference shares ($1.6 million in the 2026 fiscal year compared to $2.4 million in the 2025 fiscal year), partially offset by interest on contract liabilities of $3.1 million in the 2026 fiscal year compared to nil in the 2025 fiscal year.

Elevra’s net financial expense was $0.7 million for the fiscal year ended June 30, 2025, as compared to net financial income of $1.9 million for the fiscal year ended June 30, 2024. The decrease in the net financial income was predominantly a result of a decrease in interest income on cash and cash equivalents ($2.8 million in the 2025 fiscal year compared to $5.0 million in the 2024 fiscal year) and increase in interest on preference shares ($2.4 million in the 2025 fiscal year compared to $0.8 million in the 2024 fiscal year).
Income tax benefit/expenses
Elevra’s income tax expense was $2.0 million for the fiscal year ended June 30, 2026, as compared to the $1.9 million income tax benefit for the fiscal year ended June 30, 2025.
Elevra’s income tax benefit was $1.9 million for the fiscal year ended June 30, 2025, as compared to the $2.3 million income tax expense for the fiscal year ended June 30, 2024.
Profit (loss) after income tax
Elevra’s profit after income tax was $44.4 million for the fiscal year ended June 30, 2026, as compared to a loss after income tax of $247.1 million for the fiscal year ended June 30, 2025. The change was primarily driven by the increase in revenue generated from the sale of spodumene concentrate, the reversal of impairment of non-financial assets of $156.0 million (as compared to an impairment of non-financial assets of $175.6 million in the 2025 fiscal year) and the gain on bargain purchase of $33.1 million recognized on the Merger, partially offset by the $137.0 million write down on settlement of the pre-existing contractual arrangement with Piedmont.
Elevra’s loss after income tax was $247.1 million for the fiscal year ended June 30, 2025, as compared to $78.0 million for the fiscal year ended June 30, 2024. The increase in the loss after income tax was primarily driven by the increased impairment of non-financial assets, partially offset by the increase in revenue from the sale of spodumene concentrate.
Revenue by Business Segment
The following is a discussion of Elevra’s revenue by segment for each of the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024.
North American Lithium
Elevra’s North American Lithium operations had $201.7 million of revenue for the fiscal year ended June 30, 2026, as compared to $145.0 million of revenue in the fiscal year ended June 30, 2025, which is an increase of $56.7 million or 39% compared to the previous fiscal year.
Elevra’s North American Lithium operations had $145.0 million of revenue for the fiscal year ended June 30, 2025, as compared to $132.2 million of revenue in the fiscal year ended June 30, 2024, which is an increase of $12.9 million or 10% compared to the previous fiscal year.
Elevra was able to generate revenue during the fiscal years ended June 30, 2026, 2025 and 2024 as a result of the sale of spodumene concentrate. Elevra operates internationally and is exposed to foreign currency risk arising from currency movements, primarily in respect of transactions and financial assets in Australian dollars and Canadian dollars. No derivative financial instruments are employed to mitigate the exposed risks and, as such, Elevra’s revenue is subject to significant fluctuations as a result of changes in the foreign exchange rate between the Canadian, United States and Australian dollars.
All Other Operations
Elevra’s all other operations had no reportable revenue for the fiscal years ended June 30, 2026, June 30, 2025 or June 30, 2024.
Off-Balance Sheet Arrangements
Elevra does not have any material off-balance sheet arrangements or similar unrecorded obligations as defined by the rules and regulations of the SEC.

Factors Affecting Operations
For a discussion of certain factors affecting Elevra’s operations, see Item 4.B “Business Overview” and Item 5.D “Trend Information.”
5.B. Liquidity and Capital Resources
The primary source of Elevra’s liquidity has been equity financing from issuances of Elevra ordinary shares, revenue from Elevra’s operations and proceeds from non-controlling interests. These funds were generally used to fund expenses for our operations and capital expenditures, including operational expenditure and capital expenditure at North American Lithium, exploration expenditure in Canada, and corporate costs in Canada, Australia and the United States.
Cash and cash equivalents include cash on hand, deposits available on demand with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents as of June 30, 2026 was $255.3 million, as compared to $47.2 million as of June 30, 2025. No cash and cash equivalents were restricted by legal or contractual arrangements as of June 30, 2026, as compared to $0.1 million as of June 30, 2025.
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
Closing equity raise
On September 4, 2025, Elevra issued 2,156,250,000 Elevra ordinary shares at the issue price of AU$0.032 ($0.02 at the then-prevailing exchange rate) per Elevra ordinary share to RCF. The closing equity raise generated proceeds of AU$69 million ($45.2 million at the then-prevailing exchange rate) before costs.
Simultaneously, Elevra issued to RCF 408,541,913 options (which, following the Elevra share consolidation, were converted into 2,723,613 options) to purchase Elevra ordinary shares pursuant to the RCF option deed, dated as of August 12, 2025. On June 30, 2026, Elevra issued the remaining 5,276,387 options (on a post-consolidation basis) to RCF under the second and final tranche of the subscription. The options issued to RCF pursuant to the RCF option deed have an exercise price of AU$4.80 per option and expire on December 31, 2028.
Elevra 2026 Institutional Placement
On May 12, 2026, Elevra completed a fully underwritten placement of 22,540,984 Elevra ordinary shares to institutional, professional and sophisticated investors at the issue price of AU$12.20 per Elevra ordinary share ($8.70 at the then-prevailing exchange rate). The placement generated aggregate proceeds of AU$275 million ($196 million at the then-prevailing exchange rate) before costs. The Company has applied and intends to apply the net proceeds of such placement to fund the North American Lithium brownfield expansion project, alongside funding key Moblan Lithium technical and pre-development activities through to final investment decision while maintaining liquidity and optionality through market cycles.
2026 Share Purchase Plan
On June 5, 2026, Elevra issued 1,275,668 Elevra ordinary shares to eligible shareholders at the issue price of AU$12.20 per share ($8.70 at the then-prevailing exchange rate) in a share purchase plan. The share purchase plan generated aggregate proceeds of AU$15.56 million ($11.1 million at the then-prevailing exchange rate). The Company has applied and intends to apply the net proceeds of the share purchase plan towards the same purposes as the proceeds of the Elevra 2026 institutional placement.

2026 Convertible Notes Issuance
Further, in conjunction with the Elevra 2026 institutional placement, LCSC Holdings agreed to invest C$145 million in Sayona Inc., a wholly-owned subsidiary of Elevra, via the issuance of convertible notes by Sayona Inc. in two tranches. On July 29, 2026, LCSC Holdings, Sayona Inc. and Elevra executed a note subscription agreement formalizing the terms of such investments. Subscription for the C$65 million upfront tranche of convertible notes was completed on July 31, 2026. Subscription for the conditional tranche of C$80 million remains subject to satisfaction or waiver of certain conditions precedent, including the requisite approval of Elevra’s shareholders and the North American Lithium Phase 5 mining permit having been obtained. The convertible notes have a term of five years and bear a coupon equal to the 3-month term CORRA rate plus 225 basis points, payable semi-annually. The notes may be converted at the option of LCSC Holdings commencing on the first anniversary of the issue date until 10 business days prior to the maturity date into special shares of Sayona Inc., with settlement in cash and/or in Elevra ordinary shares. The conversion price, subject to customary adjustments, is AU$17.17 per Elevra ordinary share for upfront tranche notes, and for the conditional tranche notes will be set at a 30% premium to the 20-trading day VWAP of Elevra ordinary shares immediately after the date on which Sayona Inc. gives the conditional tranche issuance notice to LCSC Holdings. Sayona Inc. may redeem the convertible notes starting from the third anniversary of the issue date provided that the closing price of Elevra ordinary shares is at least 130% of the applicable conversion price for at least 20 trading days within any 30 consecutive trading days. LCSC Holdings may require redemption of the convertible notes upon a change of control (as defined in the note subscription agreement) with respect to Elevra or the Elevra shares being delisted from the ASX or suspended from trading on the ASX for more than 60 consecutive trading days.
Prepayment financings
On August 22, 2024 (effective as of June 21, 2024), Elevra and North American Lithium Inc., on the one hand, and an international trading company, on the other hand, entered into a contract note to provide spodumene concentrate from North American Lithium. Pursuant to such contract note, Elevra may borrow from the trading company up to $30 million based on the value of committed volumes of spodumene concentrate. Borrowings are credited against the outstanding balance at the time vessels complete loading, which provides additional borrowing availability. Interest is payable quarterly at the rate of SOFR plus 2.4%. As of September 30, 2026, Elevra had borrowed $29 million under the prepayment facility.
As a result of the Merger, Elevra’s and its subsidiaries’ liquidity sources were expanded to include a contract note previously entered into by Piedmont and an international trading company, pursuant to which Piedmont may borrow from the trading company up to $25 million based on the value of committed volumes of spodumene concentrate. Under Piedmont’s contract note, borrowings are based on future, committed volumes of spodumene concentrate, and interest is payable quarterly at the rate of SOFR plus 2.4%. As of September 30, 2026, Piedmont had borrowed $4 million under the prepayment facility.
Proceeds from non-controlling interests
For the fiscal years ended June 30, 2026, 2025 and 2024, respectively, Elevra received cash contributions of nil, $6.8 million and $17.7 million from non-controlling interests.
Cash Flow Activity
Net cash flows used in operating and investing activities, and net cash flows from financing activities, as reflected in the accompanying consolidated statement of cash flows for the fiscal years ended June 30, 2026, 2025 and 2024, are summarized in the following table:
	2026	2025	2024	Change 2026 to 2025	Change 2025 to 2024
	$’000	$’000	$’000	$’000	$’000
Net cash flows from (used in) operating activities	(43,605)	(9,603)	(42,378)	(34,002)	32,775
Net cash flows from (used in) investing activities	11,941	(32,116)	(74,772)	44,057	42,656
Net cash flows from financing activities	240,601	29,877	40,558	210,724	(10,681)
Net increase (decrease) in cash and cash equivalents	208,937	(11,842)	(76,592)	220,779	64,750
Cash and cash equivalents at the beginning of the financial year	47,254	60,464	139,932	(13,210)	(79,468)
Foreign exchange rate differences on cash and cash equivalents	(912)	(1,368)	(2,876)	456	1,508
Cash and cash equivalents at the end of the financial year	255,279	47,254	60,464	208,025	(13,210)

Operating Activities
Net cash used in operating activities for the fiscal year ended June 30, 2026 was $43.6 million, as compared to $9.6 million during the fiscal year ended June 30, 2025, which is an increase of $34.0 million or 354% compared to the previous fiscal year. The main driver of this increase was cash outflows of $25.2 million associated with the Merger and integration costs, of which $14.6 million was accounted for and accrued by Piedmont prior to Merger completion, as well as working capital movements, including increases in trade and other receivables ($22.3 million) and inventories ($17.9 million).
Net cash used in operating activities for the fiscal year ended June 30, 2025 was $9.6 million, as compared to $42.4 million during the fiscal year ended June 30, 2024, which is a decrease of $32.8 million or 77% compared to the previous fiscal year. The main driver of this decrease was the decrease in cash used in operations resulting from the receipt of customer prepayments against committed future sale of spodumene concentrate, as well as reduction in inventories over the twelve month period. This decrease in net cash used in operating activities was partially offset by non-recurring expenditure relating to the Merger.
Investing Activities
Net cash flows from investing activities for the fiscal year ended June 30, 2026 were $11.9 million, as compared to net cash used in investing activities of $32.1 million during the fiscal year ended June 30, 2025, which is a change of $44.1 million compared to the previous fiscal year. The main drivers of this change were $34.5 million of cash and cash equivalents acquired in the Merger and lower net exploration expenditure (nil in the 2026 fiscal year compared to $19.4 million in the 2025 fiscal year), partially offset by higher purchases of property, plant and equipment ($24.0 million in the 2026 fiscal year compared to $12.7 million in the 2025 fiscal year) as part of the North American Lithium brownfield expansion project.
Net cash used in investing activities for the fiscal year ended June 30, 2025 was $32.1 million, as compared to $74.8 million during the fiscal year ended June 30, 2024, which is a decrease of $42.7 million or 57% compared to the previous fiscal year. The main drivers of this decrease were lower purchases of property, plant and equipment due to the completion of the North American Lithium restart and optimization capital projects.
Financing Activities
Net cash flows from financing activities for the fiscal year ended June 30, 2026 were $240.6 million, as compared to $29.9 million during the fiscal year ended June 30, 2025, which is an increase of $210.7 million or 705% compared to the previous fiscal year. The main driver of this increase was proceeds from issue of shares and exercise of options of $253.9 million (compared to $25.9 million in the 2025 fiscal year), primarily from the closing equity raise, the 2026 institutional placement and the 2026 share purchase plan, partially offset by transaction costs associated with share issues of $9.1 million.
Net cash flows from financing activities for the fiscal year ended June 30, 2025 were $29.9 million, as compared to $39.7 million during the fiscal year ended June 30, 2024, which is a decrease of $9.8 million or 25% compared to the previous fiscal year. The main driver of this decrease was the decrease in proceeds received from non-controlling interests.
During the twelve months ended June 30, 2024, Elevra completed a placement of 170,726,221 of Elevra ordinary shares at an issue price of AU$0.18 per share, generating aggregate proceeds of AU$31 million before costs. During the twelve months ended June 30, 2025, Elevra completed a placement of 1,250,000,000 of Elevra ordinary shares at an issue price of AU$0.032 per share on November 26, 2024, generating aggregate proceeds of AU$40 million before costs. During the twelve months ended June 30, 2026, Elevra completed (1) a placement of 2,156,250,000 Elevra ordinary shares (on a pre-consolidation basis) at the issue price of AU$0.032 per share, generating proceeds of AU$69 million before costs, and (2) a placement of 22,540,984 Elevra ordinary shares (on a post-consolidation basis) to institutional investors and 1,275,668 Elevra ordinary shares (on a post-consolidation basis) to retail shareholders under a share purchase plan, each at the issue price of AU$12.20 per share, and generating proceeds of AU$275 million and AU$15.56 million, respectively, before costs.

For information on the issuance of convertible notes conducted after the fiscal year ended June 30, 2026, see the section entitled “Elevra 2026 Institutional Placement, Convertible Notes Issuance and Share Purchase Plan.”
Material Cash Requirements
Other than the ordinary cash requirements for our operations, Elevra’s material cash requirements as of June 30, 2026 and any subsequent interim period primarily include our capital expenditures and contractual obligations.
During the fiscal year ended June 30, 2026, Elevra’s total capital expenditures (excluding capitalized exploration expenditure) were $21.0 million, which were primarily related to North American Lithium tailings storage facility upgrades, sustaining activities at North American Lithium, and advancing the North American Lithium brownfield expansion.
As of June 30, 2026, Elevra’s aggregate lease liabilities were $9.7 million, which primarily related to the Company’s leases of land, offices and equipment.
As of June 30, 2026, Elevra had a liability of $20.0 million under the Class B non-convertible redeemable preference shares of North American Lithium Inc. held by Investissement Québec. The shares may be redeemed at the option of North American Lithium Inc. or at the option of Investissement Québec, subject to satisfaction of various performance conditions. In particular, North American Lithium Inc. may be obligated to redeem the Class B non-convertible redeemable preference shares if certain conditions are not met by September 1, 2028.
See note 18 “Interest Bearing Liabilities” to the Elevra annual financial statements for additional information regarding the North American Lithium preference shares.
Future Capital Requirements and Resources
Elevra’s planned cash expenditures for the fiscal year ending June 30, 2027 primarily relate to supporting the working capital needs of North American Lithium, the permitting and development activities of a North American Lithium brownfield expansion, the permitting and study activities of Elevra’s operations at Moblan Lithium and corporate costs in Australia, Canada and the United States. Specifically, for the fiscal year ending June 30, 2027, Elevra plans to invest $120 million to $140 million in capital expenditure relating to ongoing operations at North American Lithium, and at Elevra’s projects in Canada. Elevra’s general focus for the fiscal year ending June 30, 2027 is to safely deliver consistent operating performance at North American Lithium, execute the staged North American Lithium brownfield expansion, continue advancing Moblan Lithium, and strengthen its liquidity position by maintaining disciplined capital allocation across the business.
Subject to certain assumptions, Elevra expects that its current cash balances are sufficient to fund Elevra’s cash requirements, to the extent budgeted, planned and approved at the date of this annual report, for the fiscal year ending June 30, 2027. Elevra plans to meet its liquidity requirements for such fiscal year through available cash and cash equivalents, cash flow from operations, cash proceeds from divesting its rights and interests in the Ewoyaa Lithium project, as well as drawing on the convertible notes of C$65 million issued to LCSC Holdings.
Elevra’s anticipated cash expenditures subsequent to June 30, 2027 include general working capital needs and ordinary course permitting, study and other activities associated with key projects, including the North American Lithium brownfield expansion, activities associated with Carolina Lithium and corporate costs in Australia, Canada and the United States. Elevra estimates the overall capital expenditures for the North American Lithium brownfield expansion to be $271 million. See Item 4.D “Property, Plant & Equipment” for additional information. Elevra expects to finance its long-term cash requirements from available cash and cash equivalents, cash flow from operations, the possible introduction of strategic partners, government grants and incentives, potential equity or debt facilities, as well as possible alternative sources of funding, if necessary.
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
5.D. Trend Information
Lithium
Elevra’s operational performance, financial outcome and growth strategy are directly aligned with, and dependent on, the expansion of the global lithium market. The lithium market is experiencing continued growth, driven primarily by the accelerating production of lithium-ion batteries and the adoption of electric vehicles as a result of increasing consumer demand, for which lithium is a critical component. The emergence of battery energy storage systems (BESS) for household use and for use in commercial and industrial facilities such as data centers is also driving continued demand growth. Major automakers and battery manufacturers are making significant investments in lithium-ion battery technology, underscoring their commitment to electrifying their vehicle fleets and providing BESS solutions. As a result, interest in the lithium sector continues to grow among both automakers and battery manufacturers, with original equipment manufacturers globally investing in lithium projects and assets to secure long-term supply chains. Despite recent repeals of certain government subsidies and policies for end-product users of lithium-ion batteries (including in the U.S.), government stimulus measures and policies worldwide, including those focused on achieving net-zero carbon emissions and securing critical minerals supply chains, continue to support structural demand growth. Beyond batteries, lithium has diverse applications, including use in agrochemicals, pharmaceuticals, ceramics, glass, and lubricant greases, solidifying its position as a versatile and essential resource.
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
While the global demand for lithium and the resulting price of lithium are both subject to various factors that Elevra cannot reliably predict (including forward-selling activities and other macro-economic factors), Elevra expects such anticipated increase in demand to result in profit generating prices for spodumene concentrate in the next 3-5 years. Elevra is strategically positioned to address such anticipated lithium pricing by leveraging its resource base, existing operations and commitment to sustainable development to meet the needs of a rapidly growing market.
Indigenous and First Nations
Elevra’s relations with local communities and First Nations people in the areas where its assets are located are important to its operations, and any failure to maintain good relationships with such communities could adversely impact Elevra’s ability to operate its assets in such areas, particularly in Canada. Elevra at its Tansim Lithium project continues to engage with the Long Point First Nation, who have verbally expressed concerns about the potential environmental impacts of Elevra’s future operations on its traditional lands. The Long Point First Nation has previously asserted that Elevra does not have the right to access traditional lands for exploration, despite Elevra’s offers for financial and employment support. While Elevra has actively worked to improve relationships with First Nations people, including the Long Point First Nation, further deterioration of the relationship with the Long Point First Nation could adversely affect Elevra’s ability to extract spodumene concentrate from the Tansim Lithium project, which could adversely affect Elevra’s operational performance, financial outcome and growth strategy. Elevra maintains good relationships with local communities and First Nations people in relation to its operations at North American Lithium and Moblan.
5.E. Critical Accounting Estimates
The preparation of consolidated financial statements in conformity with IFRS accounting standards requires Elevra to make estimates and assumptions that affect the reported amounts of its assets and liabilities and revenue and expenses during the applicable reporting period and date. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Elevra considers the following estimates and assumptions to be its most critical estimates that involve significant judgment. Actual results may differ from these estimates and revisions to estimates are recorded when known.

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
The amount of revenue recognized reflects the consideration to which Elevra expects to be entitled in exchange for transferring the goods to the customer. In some instances, the amount of revenue to be received is provisionally priced and recognized at the estimate of the consideration receivable that is highly probable of not reversing by reference to the relevant contractual price and the estimated product specifications. Provisionally priced sales are subsequently repriced at each reporting period up until when final pricing and settlement are confirmed, with revenue adjustments relating to the quantity and quality of goods sold being recognized in sales revenue.
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
The period between provisional pricing and final invoicing is typically between 60 and 120 days, with invoices payable on terms of up to 45 days.
Revenue is measured at the fair value of the consideration received or receivable. Elevra recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of Elevra’s performance obligations.
Judgment is exercised in estimating variable consideration. This is determined by past experience with respect to returned goods where the customer maintains a right of return pursuant to the customer contract or where the sale of goods or services has a variable component. Revenue will only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
Tax
Income tax expense charged to profit or loss is the tax payable on the current period’s taxable income or loss based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

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
Asset category	Depreciation method

Buildings	2 to 20 years straight-line

Land	Not depreciated

Mine properties (including mineral rights)	Based on ore reserves on a units of production basis

Plant and equipment	2 to 20 years straight-line

Right-of-use assets	Based on the shorter of the asset’s useful life or term of the lease (straight-line)

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
Onerous contracts
An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs of a contract reflect the lower of the net costs of fulfilling the contract and any compensation or penalties arising from failure to fulfil it.
The Company has recognized a provision for onerous contracts based on legacy loss-making offtake agreements in place at the date of acquisition. The provision is based on management’s best estimate of the fair value associated with these offtake agreements.
Onerous contract provisions are measured based on the value of future cash flows expected to be required to settle the obligation, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management
Board Composition

As of the date of this annual report, the Elevra Board consists of the following eight directors:
Name and Age	Position and relevant experience	Current position held since

Dawne Hickton – 68
Ms. Hickton serves as Chair of the Elevra Board and Chair of the Nomination and Remuneration Committee. She served as a member of the Piedmont Board from March 2024 until the Merger (August 2025). Since June 2019, Ms. Hickton has served as the Chair and CEO of Cumberland Additive, Inc., a woman-led innovative new technology specialty metals additive manufacturing company. From December 2022 to December 2024, Ms. Hickton served on the National Space Council Users’ Advisory Group, chaired by the Vice President of the United States, and which serves to enable and propel the United States’ space goals. From June 2019 to June 2022, she served as Executive Vice President of Jacobs Solutions Inc. (NYSE: J), an international technical professional services firm that provides engineering, technical, professional, and construction services, and President of its Critical Mission Solutions business line, which provides engineering design and support services for NASA, the U.S. Department of Energy and other national security priorities. From 2007 to 2015, she served as Vice Chair, President, and CEO of RTI International Metals, Inc. (formerly, NYSE: RTI), previously, a billion-dollar, vertically integrated global supplier of titanium mill products and fabricated metal components. Ms. Hickton also serves on the board of Commercial Metals Company (NYSE:CMC), a global leader in the sustainable recycling, manufacturing and fabrication of steel and construction solutions, and Kennametal Inc. (NYSE:KMT), an industrial technology company that develops and manufactures advanced materials, precision metal cutting tools and wear-resistant solutions. She previously served on the boards of Vmo Air (backed by funds managed by Ares Management Corp. (NYSE: ARES)) from 2023 to 2026, Jacobs Solutions Inc. (NYSE: J) from 2015 to 2019, Triumph Group, Inc. (NYSE: TGI) from 2015 to 2019 and Haynes International, Inc. (Nasdaq: HAYN) from 2017 to 2024. Ms. Hickton also served as a Director (from 2012 to 2020) and Chair (from 2018 to 2020) at the Federal Reserve Bank of Cleveland and Chair of Chairs of all the U.S. Federal Reserve Banks in 2020. Ms. Hickton is a graduate of the University of Rochester, and received her J.D. from the University of Pittsburgh School of Law.
August 2025

Lucas Dow – 50
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
February 2024 (Managing Director and Chief Executive Officer since July 2024)

Christina Alvord – 59
Ms. Alvord serves as a Non-Executive Director and member of the Nomination and Remuneration Committee. She served as a member of the Piedmont Board from January 2023 until the Merger (August 2025). She served as President of the Central Division of Vulcan Materials Company (NYSE: VMC), the nation’s largest producer of construction aggregates, from 2019 to 2021. She served as Vulcan’s President of the Southern & Gulf Coast Division, from 2017 to 2019, and Vice President of Corporate Planning and Performance Improvement, from 2016 to 2017. Before joining Vulcan, Ms. Alvord held various executive management positions at GE Aviation, a subsidiary of General Electric, including serving as President of GE Aviation-Unison Industries and GE Aviation-Middle River Aircraft Systems. Ms. Alvord also serves on the boards of Apogee Enterprises, Inc. (Nasdaq: APOG), a provider of architectural products and services, and Albany International Corp. (NYSE: AIN), a developer and manufacturer of engineered components. She began her career as a strategy consultant at McKinsey & Co. Ms. Alvord received a B.S. in Political Science and a B.S. and M.S. in Mechanical Engineering from the Massachusetts Institute of Technology, and an M.B.A. from Harvard Business School.
August 2025

Name and Age	Position and relevant experience	Current position held since

Jeff Armstrong – 61
Mr. Armstrong serves as a Non-Executive Director and member of the Audit and Risk Committee. He served as the Chair of the Piedmont Board from May 2021 until the Merger (August 2025) and also served as chair of Piedmont’s predecessor company. He served as Managing Partner of North Inlet Advisors, a FINRA-regulated entity, from 2009 until 2022. North Inlet provides investment banking services to middle-market companies in the industrial, consumer, and agricultural spaces. Prior to 2009, Mr. Armstrong served as Head of Mergers and Acquisitions, Private Equity Coverage and Leveraged Capital at what is now Wells Fargo’s Investment Bank. Mr. Armstrong also worked as an investment banker in the late 1980s and 1990s for Citigroup and Morgan Stanley. Mr. Armstrong has served on the boards of private companies in the chemical, solar, health care device, and direct-to-consumer sectors. He received an M.B.A. from the University of Virginia Darden School of Business, a B.S. from the McIntire School of Commerce and is a Chartered Financial Analyst. Mr. Armstrong resides in Charlotte, North Carolina, and is actively engaged in the community.
August 2025

Jorge M. Beristain – 57
Mr. Beristain serves as a Non-Executive Director and member of the Audit and Risk Committee. Prior to his appointment as a Non-Executive Director of Elevra, Mr. Beristain was Chair of the Audit Committee of Piedmont Lithium for a period of six years prior to the Merger (August 2025). Mr. Beristain is currently the Chief Financial Officer of Almonty Industries Inc. (Nasdaq:ALM), a leading global producer of tungsten critical to U.S. defense and advanced technology industries. He was previously the Vice President of Finance for Ryerson Holding Corporation (NYSE: RYI) from 2022 to 2025 and served on the Board of Directors of Ryerson China Limited in 2024 and 2025. With revenue of over $5 billion, Ryerson is a leading value-added processor and distributor of industrial metals with over 110 global locations, supplying the industrial, transport, consumer, construction and energy sectors. He previously served as the Chief Financial Officer of Central Steel & Wire Co., a wholly owned subsidiary of Ryerson, where he was integral to its financial transformation. From 2000 to 2017, Mr. Beristain served as Managing Director and Head of Deutsche Bank AG's Americas Metals & Mining equity research, where he was consistently ranked by institutional investors as one of the top analysts in the U.S. During his more than 20-year career on Wall Street, Mr. Beristain has lived and worked in the U.S., Latin America, and Canada and visited hundreds of industrial companies worldwide. Mr. Beristain received a Bachelor of Commerce from the University of Alberta and is a Chartered Financial Analyst (CFA) holder.
August 2025(1)

Name and Age	Position and relevant experience	Current position held since

James Brown – 63
Mr. Brown serves as a Non-Executive Director and member of the Nomination and Remuneration Committee. Mr. Brown held the role of Executive Director and Interim Chief Executive Officer of Elevra from August 2023 until July 2024. Mr. Brown transitioned to a Non-Executive Director immediately after the effective time of the Merger (August 2025). Mr. Brown currently serves as Managing Director of Morella Corporation Limited (ASX:1MC) and as the Non-Executive Chairman of Greenwing Resources Limited (ASX:GW1). Mr. Brown has over 40 years’ experience in the mining industry in Australia, the United States, Africa and Indonesia, including the last 15 years as Managing Director of Morella Corporation Limited. Mr. Brown has successfully sourced, developed and operated numerous key global projects with a focus on lithium and battery materials. He has an extensive global investment network to underpin the capital requirements for project investment and development. Mr. Brown holds a Graduate Diploma in Mining from University of Ballarat and is a Member of the Australian Institute of Company Directors.
August 2013

Allan Buckler – 79
Mr. Buckler serves as a Non-Executive Director and member of the Audit and Risk Committee. Mr. Buckler currently serves as a Non-Executive Director of Morella Corporation Limited (ASX:1MC). He also previously served as Non-Executive Director of Interra Resources Limited (SGX:5GI). Mr. Buckler has over 55 years’ experience in the mining industry and has been directly responsible for the commercialization of several projects from resource identification through to production in Australia and Indonesia. Mr. Buckler holds a Certificate in Mine Surveying and Mining, First Class Mine Managers Certificate and Mine Surveyor Certificate from the Queensland Government’s Department of Mines.
August 2013(2)

Name and Age	Position and relevant experience	Current position held since

Laurie Lefcourt – 64
Ms. Lefcourt serves as a Non-Executive Director, as Chair of the Audit and Risk Committee and member of the Nomination and Remuneration Committee. Ms. Lefcourt holds a bachelor’s degree in finance and administration, is a fellow of the Chartered Accountants Australia and New Zealand (FCA) as well as a graduate of the Australian Institute of Company Directors (GAICD). Ms. Lefcourt’s career spans more than 30 years, during which she has built a portfolio of leadership positions across various sectors, including resources, energy, transportation, and government. Her extensive experience in finance, governance, and project management is aligned with Elevra’s current and future objectives. Ms. Lefcourt’s expertise has been critical in supporting organizations through periods of significant change and growth. Ms. Lefcourt’s career began at Ernst & Young in Canada, where she gained her Chartered Accountant (CA) qualifications. Upon relocating to Australia, she joined Ansett Airlines in Melbourne as Manager of Finance, Audit, and Payroll, before moving into the mining sector with Rio Tinto (LSE:RIO). At Rio Tinto, Ms. Lefcourt held several senior positions, including Deputy CFO of Rio Tinto Coal, where she managed financial operations for a business spanning seven operational sites. She played a key role in the development of the Hail Creek Coal Mine, overseeing both financial and operational functions, including risk management and safety. Her corporate experience continued to expand when Ms. Lefcourt joined QR Limited, where she led financial management during the company’s major transition, including the demerger of Queensland Rail’s freight business (now Aurizon). As General Manager of Finance and later Acting CFO, she was responsible for managing over 200 finance staff and overseeing a $1.8 billion organization. During her tenure, Ms. Lefcourt introduced forward-looking financial planning systems, which significantly improved financial governance and accountability across the organization. In addition to her corporate roles, Ms. Lefcourt has a wealth of experience in the resources sector. After transitioning to a portfolio career, she established her consultancy, Sage Strategies, where she worked on projects for major clients such as the Australia Pacific LNG (APLNG) project. Her responsibilities included overseeing a $25 billion investment in the development of the APLNG upstream and downstream assets on behalf of Sinopec Oil and Gas Australia, and overseeing complex financial and governance structures. Ms. Lefcourt serves as a Non-Executive Director of Capral Limited (ASX:CAA) and previously served as a Non-Executive Director of Acrow Limited (ASX:ACF) from 2021 until 2026.
October 2024

Notes:
(1)	Mr. Beristain has voluntarily resigned as a Non-Executive Director of the Company with effect from the conclusion of the Company’s 2026 Annual General Meeting on November 19, 2026.
(2)	Mr. Buckler has voluntarily resigned as a Non-Executive Director of the Company with effect from the conclusion of the Company’s 2026 Annual General Meeting on November 19, 2026.

Elevra’s current executive key management personnel, in addition to Mr. Dow, are as follows:

Name	Position and relevant experience	Current position held since
Christian Cortes – 45
Mr. Cortes serves as Chief Financial Officer of Elevra. Mr. Cortes served as Arcadium Lithium's Chief Integration and Transformation Officer from 2024 to 2025, up to the time of Rio Tinto’s business acquisition. From 2022 to 2024, Mr. Cortes served as Chief Financial Officer of Allkem Limited prior to its merger with Livent Corporation, and from 2021 to 2022 as Chief of Sales and Marketing of Allkem Limited. Mr. Cortes brings 20 years of leadership experience across finance, strategy, sales and business transformation in the resources and energy sectors. Mr. Cortes began his career as a Chartered Accountant with PricewaterhouseCoopers, working with public companies in audit and transaction support.
October 2025

Sylvain Collard – 47
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

6.B.            Compensation

The following discusses the compensation of Elevra’s directors and Executive KMPs for the fiscal year ended June 30, 2026.
Remuneration of Elevra’s Non-Executive Directors for the Fiscal Year Ended June 30, 2026
The remuneration of the Non-Executive Directors for the fiscal year ended June 30, 2026 was determined by the Elevra Board within the fee pool approved by Elevra’s shareholders (AU$1,250,000 approved at Elevra’s 2025 annual general meeting of shareholders). Non-Executive Directors were not entitled to retirement benefits other than statutory entitlements. Non-Executive Directors did not participate in Elevra’s short-term incentive plan (the “STI Plan”) or Elevra’s long-term incentive plan (the “LTI Plan”) designed for executives or employees. The remuneration framework proposed that Non-Executive Director remuneration was comprised of board fees and committee fees.

The amount of remuneration paid to Elevra’s Non-Executive Directors for the fiscal year ended June 30, 2026, is described in the table below. Dollar figures in the table below are expressed in U.S. dollars.
	Board and Committee fees $(1)	Other benefits $(1)	Superannuation $(1)	Termination benefits $(1)	Equity rights $(1)	Total remuneration $(1)
Dawne Hickton(2)	170,486	-	-	-	-	170,486
Christina Alvord(3)	78,139	-	-	-	-	78,139
Jeff Armstrong(4	78,139	-	-	-	-	78,139
Jorge M. Beristain(5	78,139	-	-	-	-	78,139
James Brown(6	77,629	-	-	-	-	77,629
Allan Buckler(7)	94,567	-	-	-	-	94,567
Paul Crawford(8)	12,602	-	5,829	-	-	18,431
Laurie Lefcourt(9)	110,092	-	-	-	-	110,092
Phillip Lucas(10)	18,349	-	-	-	-	18,349
Total	718,142	-	5,829	-	-	723,971

(1)	Amounts reported are denominated in Australian dollars and have been converted to United States dollars using an exchange rate of US$1.00:AU$1.4760 for the year ended June 30, 2026.
(2)	Remuneration reported for Ms. Hickton reflects service as a Non-Executive Director, Chair of the Board and Chair of the Nomination and Remuneration Committee from August 30, 2025 to June 30, 2026.
(3)	Remuneration reported for Ms. Alvord reflects service as a Non-Executive Director and a member of the Nomination and Remuneration Committee from August 30, 2025 to June 30, 2026.
(4)	Remuneration reported for Mr. Armstrong reflects service as a Non-Executive Director and a member of the Audit and Risk Committee from August 30, 2025 to June 30, 2026.
(5)	Remuneration reported for Mr. Beristain reflects service as a Non-Executive Director and a member of the Audit and Risk Committee from August 30, 2025 to June 30, 2026.
(6)
Mr. Brown transitioned from Executive KMP to a Non-Executive Director on August 30, 2025. Remuneration reported for Mr. Brown reflects service as a Non-Executive Director and a member of the Nomination and Remuneration Committee from August 30, 2025 to June 30, 2026.

(7)
Remuneration reported for Mr. Buckler reflects service as a Non-Executive Director and a member of the Audit and Risk Committee from July 1, 2025 to June 30, 2026 and a member of the Nomination and Remuneration Committee from July 1, 2025 to August 30, 2025.

(8)	Remuneration reported for Mr. Crawford reflects service as a Non-Executive Director from July 1, 2025 to August 30, 2025.
(9)
Remuneration reported for Ms. Lefcourt reflects service as a Non-Executive Director, Chair of the Audit and Risk Committee and a member of the Nomination and Remuneration Committee from July 1, 2025 to June 30, 2026.

(10)
Remuneration reported for Mr. Lucas reflects service as a Non-Executive Director, Chair of the Nomination and Remuneration Committee and a member of the Audit and Risk Committee from July 1, 2025 to August 30, 2025.

Remuneration of Elevra’s Executive KMP for the Fiscal Year Ended June 30, 2026
Elevra’s remuneration framework was comprised of a mix of the following components: fixed annual remuneration, short-term incentives, and long-term incentives. Fixed annual remuneration consisted of base salary, statutory entitlements and other fixed benefits. Short-term incentives consisted of annual incentives paid in a combination of cash (50%) and deferred equity rights (50%). Long-term incentives consisted of annual grants of equity rights, subject to performance and service conditions, as measured over a three-year measurement period, with vesting to occur at the end of the measurement period.
The amount of remuneration paid, and benefits in kind granted, to Elevra’s Executive KMP for the fiscal year ended June 30, 2026, is described in the table below. Dollar figures in the table below are expressed in U.S. dollars.
	Cash salary and fees $	Cash incentive(1) $	Other benefits(2) $	Superannuation $	Termination benefits $	Equity rights(3) $	Total remuneration $
James Brown(4)	27,100	-	-	-	-	-	27,100
Sylvain Collard(5)	440,803	152,331	12,927	20,634	-	707,163	1,333,858
Christian Cortes(6)	236,967	80,715	13,107	20,325	-	124,265	475,379
Lucas Dow(7)	485,308	194,098	25,371	20,325	-	567,461	1,292,563
Dougal Elder(8)	89,649	54,323	5,353	17,277	-	49,177	215,779
Total	1,279,827	481,467	56,758	78,561	-	1,448,066	3,344,679

(1)
The cash incentive reflects the STI provided for the period, of which 50 percent is paid in cash in September following the end of the performance period (which is included in the cash incentive column of the table) and 50 percent is delivered in equity rights to receive fully paid Elevra ordinary shares (which is included in the equity rights column of the table). The value of the deferred equity portion is amortized over the vesting period.

(2)
These “Other Benefits” include accommodation, car parking, life insurance, motor vehicle allowances, private health insurance and other medical benefits, and net movements in annual leave entitlements.

(3)
“Equity rights” are calculated in accordance with Australian Accounting Standards and reflect the fair value of equity and equity-related instruments that have been expensed during the year. The value of equity rights is amortized over the vesting period for each respective award. During the fiscal year ended June 30, 2026, Mr. Collard was granted 87,907 STI and 166,047 LTI equity rights on February 17, 2026. Mr. Cortes was granted 46,051 STI and 86,986 LTI equity rights on February 17, 2026. Mr. Dow was granted 108,088 STI and 226,470 LTI equity rights on February 17, 2026 (following shareholder approval of these awards on November 21, 2025).

(4)
Mr. Brown transitioned to Non-Executive Director on August 30, 2025. Remuneration reported for Mr. Brown reflects service as Executive KMP of Elevra from July 1, 2025 to August 29, 2025. Amounts reported for Mr. Brown are denominated in Australian dollars and have been converted to U.S. dollars using an exchange rate of US$1.00:AU$1.4760 for the year ended June 30, 2026.

(5)
Remuneration reported for Mr. Collard reflects service as Executive KMP of Elevra from July 1, 2025 to June 30, 2026. Amounts reported for Mr. Collard are denominated in Canadian dollars and have been converted to U.S. dollars using an exchange rate of US$1.00:CA$1.3818 for the year ended June 30, 2026.

(6)
Remuneration reported for Mr. Cortes reflects service as Executive KMP of Elevra from October 20, 2025 to June 30, 2026. Amounts reported for Mr. Cortes are denominated in Australian dollars and have been converted to U.S. dollars using an exchange rate of US$1.00:AU$1.4760 for the year ended June 30, 2026.

(7)
Remuneration reported for Mr. Dow reflects service as Executive KMP of Elevra from July 1, 2025 to June 30, 2026. Amounts reported for Mr. Dow are denominated in Australian dollars and have been converted to U.S. dollars using an exchange rate of US$1.00:AU$1.4760 for the year ended June 30, 2026.

(8)
Remuneration reported for Mr. Elder reflects service as Executive KMP of Elevra from July 1, 2025 to October 20, 2025. Amounts reported for Mr. Elder are denominated in Australian dollars and have been converted to U.S. dollars using an exchange rate of US$1.00:AU$1.4760 for the year ended June 30, 2026.

Short-Term Incentive Plan
Elevra’s STI Plan is designed to reward executives and other eligible employees for the achievement of annual performance goals, including both business and individual goals, set by the Elevra Board over a twelve-month period beginning July 1 and ending June 30 each year. An individual’s STI Plan opportunity was determined by the individual’s role and reward grade within the business, based on a percentage of base salary.

For the fiscal year ended June 30, 2026, the business performance goals included sustainability (20% weighting), operational and financial performance (60% weighting), and strategic objectives (20% weighting). A threshold level of performance had to be achieved to earn the STI Plan payout (an “STI Award”) for a given year. Subject to approval by the Elevra Board, the STI Award would be paid in cash the first September following the end of the fiscal year; provided, however, that for Executive KMP and certain senior management, only fifty percent of such amount was so paid and, subject to the individual’s continued service through such time, the other fifty percent was settled in performance rights which would vest and convert to fully paid Elevra ordinary shares the following September (that is, twelve months after the initial cash payment is made subject to continued service), and, subject to review by the Elevra Board, acceleration of such payment on certain terminations of employment.
Long-Term Incentive Plan
Elevra’s LTI Plan is designed to reward executives and other eligible employees for the achievement of certain financial and strategic goals focusing on the creation of long-term shareholder value, as determined by the Elevra Board, over a three-year measurement period beginning July 1 and completing on June 30 at the end of the three-year measurement period. An individual’s LTI Plan opportunity was determined by the individual’s role and reward grade within the business, based on a percentage of base salary, and was awarded by the offer of an equivalent number of performance rights to receive fully paid Elevra ordinary shares (an “LTI Award”).
For the fiscal year ended June 30, 2026, LTI Awards were granted to the Managing Director and other Executive KMP and certain senior management. The performance hurdles for these LTI Awards were based on relative total shareholder return, being Elevra’s total shareholder return relative to a comparable group of similar listed companies within the global lithium industry over a three-year measurement period. LTI Awards vest at the conclusion of the three-year measurement period subject to the achievement of a threshold level of performance over the three-year measurement period and remain subject to the individual’s continued service through such time. Once these LTI Awards have vested, they must be exercised by the participant (and converted to fully paid Elevra ordinary shares) within a further two-year period, otherwise they will lapse.
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
Piedmont Lithium Inc. Stock Incentive Plan
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
Mr. James Brown served as a Non-Executive Director of Elevra from August 14, 2013 to August 27, 2023 and as an executive director of Elevra from August 27, 2023 to August 30, 2025. Since August 30, 2025 Mr. Brown has served as Non-Executive Director. Mr. Brown’s current term of office as director will expire at the conclusion of the 2026 Annual General Meeting of Elevra. Mr. Brown will be eligible and has been nominated for re-election at the 2026 Annual General Meeting of Elevra.
Mr. Lucas Dow was appointed as a Non-Executive Director of Elevra on February 14, 2024 and as Managing Director and Chief Executive Officer of Elevra on July 3, 2024.
Mr. Allan Buckler has served as a Non-Executive Director of Elevra since August 5, 2013. Mr. Buckler’s current term of office as director will expire at the conclusion of the 2027 Annual General Meeting of Elevra. Mr. Buckler has voluntarily resigned as a Non-Executive Director of the Company with effect from the conclusion of the Company’s 2026 Annual General Meeting on November 19, 2026.
Ms. Laurie Lefcourt has served as a Non-Executive Director of Elevra since October 16, 2024. Ms. Lefcourt’s current term of office as director will expire at the conclusion of the 2027 Annual General Meeting of Elevra. Ms. Lefcourt will be eligible for re-election at the 2027 Annual General Meeting of Elevra.

Ms. Dawne Hickton, Ms. Christina Alvord, Mr. Jeff Armstrong and Mr. Jorge M. Beristain have served as Non-Executive Directors since the effective time of the Merger (August 30, 2025) and were elected as Directors at the 2025 Annual General Meeting of Elevra. Mr. Beristain has voluntarily resigned as a Non-Executive Director of the Company with effect from the conclusion of the Company’s 2026 Annual General Meeting on November 19, 2026. Ms. Hickton, Ms. Alvord and Mr. Armstrong will each be eligible for re-election at the 2028 Annual General Meeting of Elevra.
There are no contracts between Elevra, or any of its subsidiaries, and the Non-Executive Directors of Elevra providing for benefits upon termination of their term or engagement.
On termination of employment, Mr. Dow, the Managing Director and Chief Executive Officer of Elevra, is entitled to receive certain payments and any statutory superannuation benefits. In most cases when terminated (without cause), Mr. Dow is entitled to six months’ notice or, in lieu of notice, a payment of an amount equal to his annual salary for the six-month period and any superannuation benefits, less any statutory deductions. In the event of a change of control and Mr. Dow’s employment is involuntarily terminated without cause, Mr. Dow is entitled to twelve months’ notice or in lieu of notice a payment of an amount equal to his annual salary for the twelve-month period. In the event Mr. Dow’s employment is terminated for redundancy reasons, and Elevra is unable to provide Mr. Dow with suitable alternative employment (including, but not limited to, employment with any of Elevra’s related entities), payment of any redundancy entitlements (if applicable) will be in accordance with the Fair Work Act, if applicable. Mr. Dow is not entitled to a termination payment in the event he is summarily terminated for cause.
Board Committees
The Elevra Board has established an Audit and Risk Committee and a Nomination and Remuneration Committee.
Audit and Risk Committee
As of June 30, 2026, the Audit and Risk Committee consisted of Ms. Laurie Lefcourt (Chair), Mr. Jeff Armstrong, Mr. Jorge M. Beristain and Mr. Allan Buckler. The Audit and Risk Committee assists the Elevra Board in fulfilling its responsibilities in overseeing the company’s financial reporting and compliance with legal and regulatory requirements and overseeing the company’s systems of internal control and risk management. The committee consists of Non-Executive Directors who meet the criteria for independence set forth in Rule 10A-3 under the U.S. Exchange Act, subject to the exceptions provided therein. The committee consists exclusively of members of the Elevra Board who are financially literate, and Ms. Laurie Lefcourt is considered an “audit committee financial expert” as defined by the SEC.
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

•	managing the relationship between the company and the external auditors, including the external auditors’ remuneration, and overseeing the external auditors’ work;
•	monitoring and evaluating the performance of the external auditors and the progress of the audit;
•	evaluating the independence of the external auditors and confirming that the provision of non-audit services by the external auditors does not adversely impact their independence;
•	overseeing management’s design and implementation of internal control, and the system of safeguarding the integrity of the financial statements designed by management;
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
Nomination and Remuneration Committee
As of June 30, 2026, the Nomination and Remuneration Committee consisted of Ms. Dawne Hickton (Chair), Ms. Christina Alvord, Mr. James Brown and Ms. Laurie Lefcourt. The Nomination and Remuneration Committee assists the Elevra Board in fulfilling its responsibilities in overseeing the processes to (a) identify, select and recommend to the Elevra Board the best possible directors, and make recommendations to the Elevra Board in this regard, (b) plan and make recommendations to the Elevra Board on the succession plan for the Managing Director/Chief Executive Officer and (c) make recommendations to the Elevra Board regarding the Company’s overall remuneration strategy and its specific application to the Managing Director/Chief Executive Officer, Executive KMP and the remuneration of the Non-Executive Directors.
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

•	reviewing annually and recommending to the Elevra Board the remuneration arrangements for the Managing Director/Chief Executive Officer; and
•	reviewing and making recommendations to the Elevra Board annually on the individual remuneration levels and other remuneration arrangements for Elevra’s key management personnel.

The Nomination and Remuneration Committee will meet as often as the committee members deem necessary in order to fulfil their role. However, it is intended that the committee will normally meet at least twice per year.
6.D. Employees
As of June 30, 2026, Elevra had 246 employees, 237 of whom were employed outside of Australia. During the year ended June 30, 2026, Elevra engaged an average of 18 temporary employees.
The following table sets forth the number of Elevra’s employees at the end of each of the past three fiscal years:
	As of June 30,
	2026	2025	2024
Employees in Australia	9	10	9
Employees outside of Australia	237	220	222
Total employees	246	230	231

None of Elevra’s employees are represented by labor unions, collective bargaining agreements or other similar agreements. Elevra has never experienced labor-related work stoppages or strikes, and Elevra believes that its relations with employees are satisfactory.
6.E. Share Ownership
For information regarding the share ownership of Directors and Executive KMP, see “Item 7.A. Major Shareholders.” For information as to Elevra’s arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company, see “Item 6.B. Compensation.”
6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation
Elevra did not have any accounting restatement that required recovery of erroneously awarded compensation pursuant to Elevra’s compensation recovery policy, during or after the last completed fiscal year. The complete copy of Elevra’s incentive-based compensation recovery policy is filed as Exhibit 97.1 to this annual report.
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders
Security Ownership of Major Shareholders, Directors and Executive KMP of Elevra
The following table sets forth information regarding the beneficial ownership of Elevra ordinary shares as of September 30, 2026 held by:
•	Each person, or group of affiliated persons, known by Elevra to beneficially own 5% or more of the issued and outstanding Elevra ordinary shares;

•	Each person who was a director or Executive KMP of Elevra as of June 30, 2026; and

•	All persons who, as of June 30, 2026, were Elevra’s directors and Executive KMP, as a group.

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
Except as otherwise indicated in the table below, addresses of the directors, Executive KMP and named beneficial owners are care of Level 3, 10 Eagle Street, Brisbane, Queensland 4000, Australia.
	Shares Beneficially Owned(1)
	Number of Elevra Ordinary Shares	Percentage of Issued Elevra Ordinary Shares
Greater than 5% Holders
Resource Capital Fund VIII, L.P.	19,875,000(2)	9.84%
Executive KMP and Directors:
Christina Alvord	32,730	*
Jeff Armstrong	228,560	*
Jorge M. Beristain	149,040	*
Allan Buckler	750,595	*
James Brown	71,714	*
Sylvain Collard	136,668(3)	*
Christian Cortes	11,431	*
Lucas Dow	78,711(4)	*
Dawne Hickton	27,140
Laurie Lefcourt	9,384	*
All executive officers and directors as a group (10 persons)	1,495,973	0.77%

*	Indicates share ownership greater than 0% but less than 1%.
(1)
Beneficial ownership is determined according to the rules of the SEC and, generally, a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of September 30, 2026 and performance rights that are scheduled to settle in stock within 60 days of September 30, 2026. Options and performance rights that are scheduled to settle in stock within 60 days of September 30, 2026, are deemed to be outstanding for computing the percentage ownership of the person holding these options and performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

(2)	Includes 11,875,000 Elevra ordinary shares and 8,000,000 options that are exercisable (at AU$4.80 per option) as of September 30, 2026.
(3)	Includes 84,593 Elevra ordinary shares and 52,075 performance rights that will vest and are capable of being converted to Elevra ordinary shares within 60 days of September 30, 2026.
(4)	Includes 19,127 Elevra ordinary shares and 59,584 performance rights that will vest and are capable of being converted to Elevra ordinary shares within 60 days of September 30, 2026.

As of June 30, 2023, Piedmont owned 1,249,806,321 Elevra ordinary shares (on a pre-consolidation basis), representing approximately 12.1% of Elevra ordinary shares then outstanding. Piedmont sold all such Elevra ordinary shares on February 21, 2024. To the extent known to Elevra, other than as provided in the table above and in this paragraph, Elevra's other filings with the SEC and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since June 30, 2023.
Elevra’s major shareholders, Executive KMP and directors do not have different voting rights from other Elevra shareholders.
On September 4, 2025, Elevra issued 2,156,250,000 Elevra ordinary shares (which, following the Elevra share consolidation, were converted into 14,375,000 shares) at the issue price of AU$0.032 ($0.02 at the then-prevailing exchange rate) per Elevra ordinary share to Resource Capital Fund VIII, L.P. (“RCF”). Simultaneously, Elevra issued to RCF 408,541,913 options (which, following the Elevra share consolidation, were converted into 2,723,613 options) to purchase Elevra ordinary shares pursuant to the RCF option deed. On June 30, 2026, Elevra issued the remaining 5,276,387 options (on a post-consolidation basis) to RCF under the second and final tranche of the subscription. The options issued to RCF pursuant to the RCF option deed have an exercise price of AU$4.80 per option and expire on December 31, 2028. To the extent known to Elevra, between June 18, 2026 and June 23, 2026, RCF sold in on-market sales 2,500,000 out of the 14,375,000 Elevra ordinary shares originally issued to it.
As of October 1, 2026, to Elevra’s knowledge, approximately 35% of the outstanding Elevra ordinary shares (including Elevra ordinary shares represented by Elevra ADSs) were beneficially owned by Elevra shareholders that were residents of the United States. As of September 30, 2026, to Elevra’s knowledge, there were 32,154 registered holders of Elevra ordinary shares, of which 16 had a registered address in the United States. As of October 19, 2026, to Elevra’s knowledge, Elevra ADSs represented approximately 20.05% of the outstanding Elevra ordinary shares. As of September 30, 2026, to Elevra’s knowledge, there were 9 registered holders of Elevra ADSs, of which 7 had a registered address in the United States. Since many Elevra ordinary shares and Elevra ADSs are held by brokers or other nominees, the number of Elevra ordinary shares and Elevra ADSs held of record may not be representative of the number of beneficial holders resident in the United States.
To the extent known to Elevra, it is neither directly nor indirectly owned or controlled by one or more corporations, by any government or by any other natural or legal person(s) severally or jointly. Elevra does not know of any arrangements, the operation of which might at a subsequent date result in a change in control of Elevra.
7.B. Related Party Transactions
On January 9, 2021, Elevra entered into a Spodumene Concentrate Purchase Agreement with a wholly owned subsidiary of Piedmont for the annual supply of 50% or 113,000 dmt of spodumene concentrate production from North American Lithium, whichever is greater, for the life of mine of North American Lithium. The price paid by Piedmont for the supply of spodumene concentrate under the agreement was equivalent to an average CIF China market price (in U.S. dollars) for 6.0% Li2O spodumene concentrate on a dry basis, with a minimum price of $500 per dmt and a maximum price of $900 per dmt on a delivered basis. Following the Merger, both seller and purchaser under the agreement became wholly owned subsidiaries of Elevra.
On July 15, 2024, Elevra entered into a joint venture agreement with Morella Corporation Limited (“Morella”) with respect to several Pilbara tenements with lithium rights located in the Pilgangoora district in Western Australia, Australia. Under the joint venture agreement, Elevra owns a 49% interest in the tenements and Morella owns a 51% interest in the tenements, which Morella acquired pursuant to a previously entered earn-in agreement. On August 19, 2026, Elevra and Morella entered into an indicative, non-binding term sheet to expand the earn-in and joint venture agreement to include four additional Elevra exploration projects. Morella can be considered a related party of Elevra for purposes of this Item 7.B solely because Mr. James Brown and Mr. Allan Buckler were, during the relevant periods, directors of both Elevra and Morella.

As of the effective time of the Merger, Piedmont was party to an earn-in agreement with Vinland Lithium Inc. (“Vinland”) to acquire up to a 62.5% equity interest in the Killick Lithium project through current and future phased investments and owned an equity interest of approximately 20% in Vinland. As of September 30, 2026, Elevra, as the parent entity of Piedmont, indirectly owned an equity interest of approximately 20% in Vinland. Vinland owns Killick Lithium Inc., which owns a large exploration property prospective for lithium located in southern Newfoundland, Canada. Piedmont was also party to a marketing agreement with Killick Lithium Inc. for 100% marketing rights and right of first refusal to purchase 100% of all lithium products produced by Killick Lithium Inc. on a life-of-mine basis at competitive commercial pricing. On January 9, 2026, Piedmont terminated the earn-in agreement and the marketing agreement.
See note 29 “Related Party Transactions” to the Elevra annual financial statements for additional information regarding Elevra’s investments in and transactions with associates and joint ventures.
7.C. Interests of Experts and Counsel
Not applicable.
ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”
Export Sales
The Company currently derives all of its revenues from sales outside of Australia.
For the fiscal years ended June 30, 2026, 2025 and 2024, all of the Company’s revenues were from sales outside of Australia.
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
8.B. Significant Changes
For a discussion of significant changes to Elevra following June 30, 2026, see note 32 “Subsequent Events” to the Elevra annual financial statements included herein.
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
10.C. Material Contracts
Merger Agreement
On November 18, 2024, Elevra entered into the Agreement and Plan of Merger, dated November 18, 2024 (as subsequently amended on April 22, 2025 and as it may have been further amended from time to time), by and among Elevra, Piedmont and Merger Sub. Pursuant to the Merger Agreement, at the effective time of the Merger (which occurred on August 29, 2025): (i) Merger Sub merged into Piedmont, with Piedmont surviving as a wholly owned subsidiary of Elevra; and (ii) each eligible share of Piedmont common stock, including any share in respect of which a Piedmont CDI had been issued, was converted as follows: (1) each Piedmont CDI representing 1/100th of an eligible share of Piedmont common stock issued and outstanding as of a record date prior to the effective time established pursuant to the settlement rules of the ASX was converted into the right to receive 5.27 Elevra ordinary shares; and (2) each eligible share of Piedmont common stock issued and outstanding immediately prior to the effective time and not represented by a Piedmont CDI was converted into the right to receive 0.35133 Elevra ADSs, such Elevra ADSs representing together 527 Elevra ordinary shares.
The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement and Amendment No. 1 to the Merger Agreement, copies of which are attached as Exhibit 4.1 and Exhibit 4.2, respectively, to this annual report.
Elevra 2024 Placement Agreement
On November 19, 2024 (Sydney time), Elevra and Canaccord, as lead manager, executed a placement agreement (as amended by the amending deed, dated as of April 23, 2025 (Sydney time), the “Elevra 2024 placement agreement”), pursuant to which, among other things, Canaccord agreed to underwrite the placement of 1,250,000,000 Elevra ordinary shares at the issue price of AU$0.032 ($0.02 at the then-prevailing exchange rate) per Elevra ordinary share (the “Elevra 2024 equity raise”).
The Elevra 2024 equity raise was completed on November 28, 2024 (Sydney time), resulting in the aggregate proceeds of AU$40 million ($27 million at the then-prevailing exchange rate) before costs, including the management and selling fee of 0.8% of the Elevra 2024 equity raise amount and an underwriting fee of 3.2% of the Elevra 2024 equity raise amount.
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

The foregoing description of the Elevra 2024 placement agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Elevra 2024 placement agreement and the amending deed to the Elevra 2024 placement agreement, copies of which are attached as Exhibit 4.3 and Exhibit 4.8, respectively, to this annual report.
Piedmont 2024 Placement Agreement
On November 19, 2024 (Sydney time), Piedmont and Canaccord, as lead manager, executed a placement agreement (the “Piedmont 2024 placement agreement”), pursuant to which, among other things, Canaccord agreed to underwrite the placement of 238,095,300 Piedmont CDIs, each representing 1/100th of a share of Piedmont common stock, at the issue price of AU$0.168 ($0.11 at the then-prevailing exchange rate) per Piedmont CDI (the “Piedmont 2024 equity raise”).
The Piedmont 2024 equity raise was completed on November 28, 2024 (Sydney time), resulting in the aggregate proceeds of AU$40 million ($27 million at the then-prevailing exchange rate) before costs, including the management and selling fee of 0.8% of the Piedmont 2024 equity raise amount and an underwriting fee of 3.2% of the Piedmont 2024 equity raise amount.
The foregoing description of the Piedmont 2024 placement agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Piedmont 2024 placement agreement, a copy of which is attached as Exhibit 4.4 to this annual report.
Share and Option Plan
Elevra’s Share and Option Plan (the “S&O Plan”) was adopted on November 16, 2022, following approval by Elevra’s shareholders, and was further amended by the Elevra Board on October 23, 2024.
Under the S&O Plan, the Elevra Board may generally grant incentive entitlements in the form determined by the Elevra Board, including (i) options to acquire Elevra ordinary shares upon payment of an exercise price and the satisfaction of the specified vesting conditions and (ii) performance rights that convert into Elevra ordinary shares upon the satisfaction of vesting conditions. Elevra ordinary shares allocated upon the vesting and, if applicable, exercise of such incentive entitlements may be allocated by one or more of: allotment and issue of Elevra ordinary shares by Elevra, procuring the trustee of the S&O Plan trust to subscribe for or purchase Elevra ordinary shares and transferring those Elevra ordinary shares to the incentive entitlements holder, or allocating the Elevra ordinary shares held in the trust to the incentive entitlements holder.
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
No new issues of incentive entitlements have been made under the S&O Plan since its effective expiry on November 16, 2025.
The foregoing description of the S&O Plan does not purport to be complete and is qualified in its entirety by reference to the complete text of the S&O Plan Rules, a copy of which is attached as Exhibit 4.7 to this annual report.
Elevra Equity Incentive Plan
Elevra’s Equity Incentive Plan (the “Elevra Equity Incentive Plan”) was adopted by the Elevra Board on October 6, 2025 and approved by Elevra’s shareholders on November 21, 2025.
Under the Elevra Equity Incentive Plan, the Elevra Board may grant the following incentive securities: (i) options to acquire Elevra ordinary shares upon payment of an exercise price and the satisfaction of the specified vesting conditions, (ii) rights, including performance rights and restricted share units, that convert into Elevra ordinary shares upon the satisfaction of vesting conditions or exercise and (iii) restricted shares, that are subject to restrictions and/or forfeiture during the vesting period. The Elevra Board may elect that the exercised options or vested or exercised rights are settled in cash instead of Elevra ordinary shares, in full or in part.
The foregoing description of the Elevra Equity Incentive Plan does not purport to be complete and is qualified in its entirety by reference to the complete text of the Elevra Equity Incentive Plan Rules, a copy of which is attached as Exhibit 4.13 to this annual report.

Piedmont Stock Incentive Plan
Piedmont’s Equity Incentive Plan (the “Piedmont Stock Incentive Plan”) was adopted by Piedmont Board on March 31, 2021 and authorized the grant of stock options, stock appreciation rights, restricted stock units and restricted stock.
At the effective time of the Merger: (i) each outstanding restricted stock unit award issued under the Piedmont Stock Incentive Plan (a “Piedmont RSU award”) was converted into an adjusted restricted stock unit award comprising the number of Elevra ordinary shares or Elevra ADSs representing such number of Elevra ordinary shares, as applicable, equal to the number of shares of Piedmont common stock, subject to such restricted stock unit award immediately prior to the effective time of the Merger, multiplied by 527 (or 0.35133 with regard to Elevra ADSs) (the “exchange ratio”), with any fractional shares rounded up to the nearest whole share (an “adjusted RSU award”); and (ii) each outstanding option award issued under the Piedmont Stock Incentive Plan (a “Piedmont option award”) was converted into an option award to purchase the number of Elevra ordinary shares (rounded up to the nearest whole number of Elevra ordinary shares) equal to the number of shares of Piedmont common stock subject to such Piedmont option award immediately prior to the effective time of the Merger multiplied by the exchange ratio (an “adjusted option award”).
Except as described in the immediately following paragraph, (i) each adjusted RSU award has the same terms and conditions (subject to any changes required by Australian law, including the listing rules of the ASX) as were applicable to such Piedmont RSU award immediately prior to the effective time of the Merger (including vesting terms), and (ii) each adjusted option award (x) has an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Piedmont common stock of such Piedmont option award immediately prior to the effective time of the Merger (or its equivalent in Australian dollars based on $ to AU$ exchange rate as reported by Bloomberg, L.P. at the effective time of the Merger as determined by Elevra) by (B) the exchange ratio, and (y) is subject to the same terms and conditions (subject to any changes required by Australian law, including the listing rules of the ASX) as were applicable to the option award immediately prior to the effective time of the Merger (including the vesting terms).
Each Piedmont RSU award that was subject to performance-based vesting conditions became earned immediately prior to the effective time of the Merger based on a specified level, with the resulting adjusted RSU award, if any, being subject to service-based vesting through the end of the original performance period and continuing on the same terms and conditions as were in effect immediately prior to the effective time of the Merger. In the event that the holder of an adjusted RSU award or an adjusted option award was terminated by Elevra without cause or such holder resigned from Elevra for good reason, in either case, upon or within 12 months following the Merger closing date, such adjusted RSU award or adjusted option award would automatically become fully vested upon such termination without cause or resignation for good reason, as applicable. Elevra may settle each adjusted RSU award or adjusted option award in its discretion through an issue of new Elevra ordinary shares or Elevra ADSs, a transfer of existing Elevra ordinary shares or Elevra ADSs from any Elevra employee share trust (or similar arrangement) and/or by allocating in the name of the relevant person Elevra ordinary shares or Elevra ADSs held by any Elevra employee share trust (or similar arrangement).
The foregoing description of the Piedmont Stock Incentive Plan does not purport to be complete and is qualified in its entirety by reference to the complete text of the Piedmont Stock Incentive Plan, a copy of which is attached as Exhibit 4.14 to this annual report.
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
RCF Option Deed
On August 12, 2025 (Sydney time), in connection with the execution of an amending deed to the RCF subscription agreement extending the end date thereunder, Elevra and RCF executed the RCF option deed, pursuant to which Elevra agreed to issue to RCF a total of 1,200,000,000 options (on a pre-consolidation basis) to purchase Elevra ordinary shares in two tranches. Tranche 1 of the options, consisting of such number of options as would result in RCF holding an interest of 9.99% of all issued capital in Elevra, was issuable on the date of issuance of Elevra ordinary shares to RCF under the RCF subscription agreement. Tranche 2, consisting of the balance of the options, was issuable on the date that is 5 business days following satisfaction (or waiver) of the conditions relating to approval of the acquisition of tranche 2 of the options by RCF under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth).

Elevra issued tranche 1 of the options, consisting of 408,541,913 options (which, following the Elevra share consolidation, were converted into 2,723,613 options) on September 4, 2025, and tranche 2 of the options, consisting of 5,276,387 options (on a post-consolidation basis), on June 30, 2026.
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
RCF Information and Observation Rights Letter
Concurrently with the execution of the RCF subscription agreement, on November 19, 2024 (Sydney time) Elevra and RCF executed an information and observation rights letter agreement (the “RCF information and observation rights letter”). Pursuant to the RCF information and observation rights letter, following completion of the closing equity raise, RCF or its affiliate transferee has the right to designate an observer (the “RCF Observer”) to the Elevra Board (who, among other requirements, must be acceptable to Elevra, have appropriate qualifications for the role, and not have ever had a criminal record) for so long as RCF or its affiliate transferee holds Elevra ordinary shares. Furthermore, and subject to certain terms and conditions: (i) RCF has the right to receive true and correct copies of all documents, reports, financial data and other information as it may reasonably request; (ii) subject to execution of a non-disclosure agreement no more onerous than that executed by members of the Elevra Board, the RCF Observer has the right to attend all meetings of the Elevra Board (and all committees thereof) and receive copies of all materials provided to the Elevra Board, provided that the RCF Observer has no voting rights with respect to actions taken or elected not to be taken by the Elevra Board, and has no right to make motions or propose resolutions of the Elevra Board; (iii) RCF has the right to consult with and advise management of Elevra on all matters relating to the operation of Elevra; (iv) Elevra agrees to consider, in good faith, the recommendations of RCF; and (v) Elevra agrees to promptly deliver to RCF copies of all information and disclosures made by Elevra pursuant to the ASX Listing Rules, if applicable, the Nasdaq listing rules and applicable provisions of the Australian Corporations Act. Ms. Jacqueline Murray has been appointed as the RCF Observer. As of the date of this annual report, RCF is not actively exercising its rights under the RCF information and observation rights letter.
The foregoing description of the RCF information and observation rights letter does not purport to be complete and is qualified in its entirety by reference to the complete text of the RCF information and observation rights letter, a copy of which is attached as Exhibit 4.6 to this annual report.
Elevra 2026 Placement Agreement
On May 12, 2026 (Sydney time), Elevra, Canaccord and UBS, as joint lead managers, joint underwriters and joint bookrunners, executed a placement agreement (the “Elevra 2026 placement agreement”). Under the Elevra 2026 placement agreement, among other things, Canaccord and UBS agreed to underwrite the placement of 22,540,984 Elevra ordinary shares to institutional investors at an issue price of AU$12.20 ($8.70 at the then-prevailing exchange rate) per Elevra ordinary share (the “Elevra 2026 institutional placement”).
The 2026 institutional placement resulted in aggregate proceeds of approximately AU$275 million ($196 million at the then-prevailing exchange rate) before costs. These costs include a management and selling fee of 0.6% of the placement proceeds and an underwriting fee of 2.4% of the placement proceeds.
Note Subscription Agreement
On July 29, 2026, LCSC Holdings, Sayona Inc. and Elevra executed a note subscription agreement providing for the subscription by LCSC Holdings of C$145 million convertible notes. Subscription for the C$65 million upfront tranche of convertible notes was subject to satisfaction or waiver of customary conditions precedent, including the requisite approval of Elevra’s shareholders, and was completed on July 31, 2026. Subscription for the conditional tranche of C$80 million remains subject to satisfaction or waiver of certain conditions precedent, including the requisite approval of Elevra’s shareholders and the North American Lithium Phase 5 mining permit having been obtained. The convertible notes have a term of five years and bear a coupon equal to the 3-month term CORRA rate plus 225 basis points, payable semi-annually. The notes may be converted at the option of LCSC Holdings commencing on the first anniversary of the issue date until 10 business days prior to the maturity date into special shares of Sayona Inc., with settlement in cash and/or in Elevra ordinary shares. The conversion price, subject to customary adjustments, is AU$17.17 per Elevra ordinary share for upfront tranche notes, and for the conditional tranche notes will be set at a 30% premium to the 20-trading day VWAP of Elevra ordinary shares immediately after the date on which Sayona Inc. gives the conditional tranche issuance notice to LCSC Holdings. Sayona Inc. may redeem the convertible notes starting from the third anniversary of the issue date provided that the closing price of Elevra ordinary shares is at least 130% of the applicable conversion price for at least 20 trading days within any 30 consecutive trading days. LCSC Holdings may require redemption of the convertible notes upon change of control with respect to Elevra or the Elevra shares being delisted from the ASX or suspended from trading on the ASX for more than 60 consecutive trading days.

The foregoing description of the note subscription agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the note subscription agreement, a copy of which is attached as Exhibit 4.12 to this annual report.
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
10.D. Exchange Controls
Australia does not generally impose exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. Subject to applicable taxation requirements, including those described in “Item 10. Additional Information—E. Taxation”, Australian sanctions laws, anti-money-laundering and counter-terrorism-financing laws, and other laws of general application, there are no general exchange-control restrictions on the remittance from Australia of profits, dividends, capital, or similar funds belonging to foreign investors. Australian sanctions laws may restrict or prohibit transactions involving certain countries, regions, persons, entities or activities, including making assets available, directly or indirectly, to or for the benefit of designated persons or entities, and dealing with assets owned or controlled by them. International funds transfers may be subject to reporting requirements under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth) and associated rules, administered by the Australian Transaction Reports and Analysis Centre (AUSTRAC). These reporting obligations are generally fulfilled by the relevant financial institution or remittance service provider.
The Foreign Acquisitions and Takeovers Act 1975
Under Australian law, certain acquisitions by foreign persons require prior notification and a no-objection outcome from the Australian Federal Treasurer, or an applicable exemption, depending on the investor, interest acquired, target assets or business and relevant thresholds. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) and the Foreign Acquisitions and Takeovers Regulations 2015 (Cth) (together, the “FIRB Legislation”). Where applicable, an acquisition must not proceed until a no-objection notification has been given or the relevant statutory waiting period has ended, and any applicable conditions or orders must be observed.
Under the FIRB Legislation, in general terms, any foreign person (either alone or together with any one or more of its associates) must comply with the applicable notification and clearance requirements before acquiring an interest that results in it holding a substantial interest (generally 20% or more, determined by reference to voting power, potential voting power, interests in issued securities (including relevant rights) or, for trusts, beneficial interests in income or property) in an Australian entity, whose total issued securities value or total asset value (whichever is higher) exceeds AU$347 million (or AU$1,498 million for qualifying private investors from certain agreement countries, including the United States, acquiring interests in non-sensitive businesses), subject to applicable exceptions. These are the general 2026 business thresholds, not universal thresholds for every acquisition. Subject to applicable exceptions, acquisitions of direct interests in Australian entities or businesses (generally 10% or more, but potentially less where the statutory influence or control tests are met) by foreign government investors must be notified in advance to the Australian Federal Treasurer in accordance with the FIRB Legislation. Different rules, including zero monetary thresholds, may apply to national-security businesses and land, mining or production tenements and land entities. National-security call-in, last-resort and other statutory powers may also apply, subject to applicable statutory conditions. The identity and jurisdiction of the immediate acquirer are relevant to eligibility for higher agreement-country thresholds.
Where authorized under the FIRB Legislation, the Australian Federal Treasurer may prevent a proposed acquisition or impose conditions on such acquisition if satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FIRB Legislation, the Australian Federal Treasurer may make a range of orders, including an order requiring the disposal of shares or interests in shares in an Australian company. Such powers may apply to acquisitions undertaken in contravention of the FIRB Legislation and, in certain circumstances, to acquisitions that were not prohibited when undertaken.

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
Australian Tax Considerations
In this section, we discuss the material Australian income tax, stamp duty and goods and services tax (“GST”) considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the Elevra ordinary shares or Elevra ADSs. It is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, tax exempt organizations or employee share scheme participants). In addition, this summary does not discuss any non-Australian tax considerations. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. This summary is based upon the premise that the holder is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment (referred to as a “Foreign Shareholder” in this summary).
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
Taxation of Dividends
Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends paid to Foreign Shareholders are not subject to dividend withholding tax. Dividends paid to Foreign Shareholders are generally subject to dividend withholding tax, to the extent they are unfranked and are not declared to be “conduit foreign income” (“CFI”). Foreign sourcing alone is not a general exemption from withholding on dividends paid by an Australian-resident company. Dividend withholding tax will be imposed at 30%, unless a Foreign Shareholder is a resident of a country with which Australia has a double taxation agreement (“DTA”) and qualifies for the benefits of the DTA. Under the provisions of the current DTA between Australia and the United States (“Australia-U.S. DTA”), the rate of Australian tax to be withheld on unfranked dividends paid by Elevra (the “Company”) (which are not declared to be CFI) to which a resident of the United States is beneficially entitled, is generally limited to 15%, unless the requirements for a lower treaty rate are satisfied.
If a Foreign Shareholder that is a company and is a resident of the United States holds directly 10% or more of the voting power in Elevra and is beneficially entitled to dividends from Elevra, the rate of Australian dividend withholding tax is limited to 5%, provided the applicable treaty eligibility requirements are satisfied. A zero rate may apply where the treaty’s more restrictive ownership, holding-period and other eligibility conditions are satisfied.
Tax on Sales or Other Dispositions of Shares – Capital Gains Tax
A Foreign Shareholder generally will not be subject to Australian CGT on a gain from the sale or other disposal of Elevra ordinary shares unless the shares are “taxable Australian property” (“TAP”). Shares can be TAP as an indirect Australian real property interest where both the non-portfolio interest test and the principal asset test are satisfied. Broadly, the non-portfolio interest test requires the Foreign Shareholder and its associates to have total direct participation interests of at least 10% in Elevra at disposal, or throughout a continuous 12-month period within the two years before disposal. Separate rules may apply to shares that an individual elected to retain within the Australian CGT net when ceasing Australian tax residency.

The principal asset test broadly compares the market value of Elevra’s taxable Australian real property (“TARP”), including assets held indirectly under the statutory look-through rules, with its other assets. The test is passed where TARP exceeds 50% of the relevant total asset value. Under amendments, which commenced on October 1, 2026, the interest generally satisfies this requirement if it passes the test at disposal or at any time during the preceding 365 days, subject to statutory modifications and transitional rules. TARP includes Australian land and relevant interests and rights relating to land, specified fixed or installed assets and related rights, Australian mining, quarrying or prospecting rights, water entitlements and relevant acquisition rights. Australian mining, quarrying or prospecting information is treated as TARP for the principal asset test.
Since October 1, 2026, a foreign vendor providing a declaration that membership interests are not indirect Australian real property interests must, for the purchaser to rely on that declaration in a transaction of A$50 million or more (including related transactions), notify the Australian Taxation Office (“ATO”) in the approved form and provide the required written declaration to the purchaser, subject to applicable exceptions. Notification is generally required at least 28 days before settlement. Where the period from entering the transaction to the transfer of ownership is not more than 31 days, notification must be given before, or as soon as reasonably practicable after, entering the transaction and before ownership transfers. The purchaser must also satisfy the statutory requirements concerning knowledge that the declaration is false.
Relief from Australian CGT is unlikely to be provided by the Australia-U.S. DTA. Australian CGT applies to net capital gains of Foreign Shareholders at the Australian tax rates for non-Australian residents, which start at a marginal rate of 30% for individuals. Net capital gains are calculated after reduction for capital losses (including carry forward net capital losses provided that the relevant loss utilization tests have been satisfied), noting that capital losses may only be offset against capital gains.
The ordinary 50% CGT discount is generally not available to non-Australian residents on gains that accrued after May 8, 2012. Companies, whether Australian resident or not, are generally not entitled to the ordinary CGT discount. A separate 50% CGT discount may apply to eligible foreign resident entities, other than individuals, and trustees of foreign trusts for CGT purposes in respect of qualifying Australian renewable energy assets or qualifying indirect interests in such assets, for CGT events occurring from October 1, 2026 to June 30, 2040.
Legislated reforms applying from July 1, 2027 will generally replace the ordinary 50% CGT discount with cost base indexation for inflation for qualifying assets held for at least 12 months by eligible Australian resident individuals, including through trusts and partnerships. A minimum 30% tax rate, before tax offsets and subject to exceptions, will apply to certain capital gains of individuals who are Australian residents at any time during the relevant income year. Transitional rules generally preserve the existing treatment of eligible gains attributable to periods before July 1, 2027, with tax deferred until realization. The new indexation rules are unavailable to foreign or temporary resident individuals, whose separate CGT discount restrictions continue to apply.
Broadly, an off-market acquisition of shares that are indirect Australian real property interests may require the purchaser to withhold and remit to the ATO, on or before completion, 15% (increased from 12.5% on January 1, 2025) of the first element of the asset’s cost base, generally the purchase price, subject to applicable adjustments, exclusions, vendor-declaration rules and variations. A transaction is excluded from the withholding requirements in certain circumstances, including where the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending arrangement, or the transaction is conducted using a broker operated crossing system. The Foreign Shareholder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return. Withholding is a collection mechanism rather than necessarily the final tax liability; an exemption from withholding does not itself exempt the underlying gain from Australian tax.
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
The comments above in “Tax on Sales or Other Dispositions of Shares—Capital Gains Tax” regarding the applicable 15% purchaser-withholding requirements also apply where an acquisition falls within those requirements and the foreign vendor’s disposal generates a revenue-account gain rather than a capital gain.
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

Stamp Duty
Generally, no Australian stamp duty is payable by Australian residents or non-Australian residents on the issue, agreement to transfer, transfer, surrender of, or other dealing in, the Elevra ADSs or the Elevra ordinary shares in the context of an ordinary portfolio investment. However, state or territory landholder duty may apply to acquisitions of significant interests or increases in existing interests in a landholding entity, having regard to listing status, relevant landholdings, associated persons and aggregation rules. In Western Australia, the significant-interest threshold for a listed landholder is generally 90%, subject to the applicable statutory conditions and exceptions.
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

For information regarding quantitative and qualitative information about market risk, see note 21 “Financial Instruments and Risk Management” to the Elevra annual financial statements included herein.
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
For the fiscal year ended June 30, 2026, Elevra had $51,064.41 of eligible expenses reimbursable by the depositary bank.
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

15.A. Disclosure Controls and Procedures
Management of the Company, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Exchange Act) as of the end of the period covered by this annual report. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective as of June 30, 2026 as a result of the material weakness in internal control over financial reporting described below.

The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
15.B. Management’s Annual Report on Internal Control Over Financial Reporting
Our management, supervised by the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS accounting standards as issued by the IASB.
Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of June 30, 2026 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which is a suitable, recognized control framework. Because of the material weakness described below, management concluded that our internal control over financial reporting was not effective as of June 30, 2026.
Material Weakness in Internal Control over Financial Reporting
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.
Management identified the following material weakness:
Ineffective information technology general controls (ITGCs) over user access and the management of changes to certain financial reporting systems for the Company’s Canadian operations.
Management identified design and operating effectiveness control deficiencies in the Company’s Canadian operations relating to the management of user access provisioning and deprovisioning in the Company’s ITGC environment, privileged user monitoring, segregation of duties monitoring, the management of changes to certain financial reporting systems, and controls relying on these related systems, which in the aggregate, constituted a material weakness as of June 30, 2026. These control deficiencies specifically relate to:
•
Insufficient monitoring of user access controls that restrict user and privileged access to key Information Technology applications within the Enterprise Resource Planning (“ERP”) software system, supporting business applications and related data to appropriate company personnel;

•	Insufficient evidence documenting the design, configuration and operation of the ERP’s automated controls, and report-generation functionality used in the Company’s business processes; and

•	Insufficient monitoring of changes to and approval of changes to the Company’s ERP, including automated controls, and report-generation functionality used in the Company’s business processes.

The control deficiencies did not extend to the Company's operations in the United States or Australia. No material misstatements were identified in the Company's financial statements or disclosures as a result of these deficiencies for the periods presented.
Notwithstanding this material weakness, management has concluded that the consolidated financial statements included in this annual report present fairly, in all material respects, the Company’s financial position, results of operations and cash flows as of the dates, and for the periods presented, in accordance with IFRS accounting standards as issued by the IASB.
Remediation
Management, with oversight from the Audit and Risk Committee, is executing a remediation plan to address the material weakness described above. This plan includes: (i) redesigning user access provisioning and deprovisioning controls over the affected Canadian systems; (ii) formalizing privileged user access monitoring; (iii) implementing segregation-of-duties monitoring; (iv) documenting the design, configuration and operation of the ERP’s automated controls, and report-generation functionality; (v) strengthening change management controls over the affected Canadian systems, including documented approval of system changes; and (vi) testing the documented and redesigned controls for operating effectiveness over a sufficient period of time. Management will not consider this material weakness remediated until the applicable controls have been designed, implemented, and have operated effectively for a sufficient period, and management has concluded, through testing, that these controls are operating effectively.

15.C. Attestation Report of the Registered Public Accounting Firm
Ernst & Young, the independent public accounting firm that audited the consolidated financial statements as of June 30, 2026 and June 30, 2025, and for each of the two years in the period ended June 30, 2026, included in this annual report, has audited the effectiveness of internal control over financial reporting as of June 30, 2026. Its attestation report on internal control over financial reporting is included herein.
15.D. Changes in Internal Control Over Financial Reporting
Other than the matter described above, there were no changes in our internal control over financial reporting that occurred during the year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Elevra will disclose on its website any amendment to, or waiver from, a provision of the Corporate Code of Conduct that applies to any of its senior management to the extent required under the rules of the SEC or the Nasdaq.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young has served as our independent auditor under the Australian Corporations Act and as our independent registered public accounting firm for the years ended June 30, 2026 and 2025. The following table sets forth the amount of fees billed by Ernst & Young for each of the years ended June 30, 2026 and 2025 (in thousands of $):
	2026	2025
Audit fees	890	337
Audit-related fees	7	834
Tax fees	63	368
All other fees	-	-
Total fees	960	1,539

Audit-related fees in the above table for the fiscal year ended June 30, 2026 relate to due diligence and other assurance services in relation to the Merger. Tax fees in the above table for the fiscal year ended June 30, 2026 relate to other taxation services provided by Ernst & Young as the Group’s former global tax service provider.
Audit-related fees in the above table for the fiscal year ended June 30, 2025 relate to due diligence and other assurance services in relation to the Merger. Tax fees in the above table for the fiscal year ended June 30, 2025 relate to tax due diligence services and advice in relation to the Merger, and other taxation services provided by Ernst & Young as the Group’s former global tax service provider.

Pre-Approval Policies and Procedures.
Elevra’s Audit and Risk Committee evaluates and approves in advance the scope and cost of all engagements of an auditor before the auditor renders its services.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the fiscal year ended June 30, 2026, no purchases of Elevra ordinary shares or Elevra ADSs were made by or on behalf of the Company or any affiliated purchaser.
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for the Company during the two most recent fiscal years or any subsequent interim period except as previously reported (as that term is defined in Rule 12b-2 under the Exchange Act) in Item 16F - Change in Registrant's Certifying Accountant of the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2025, filed with the SEC on October 31, 2025.
ITEM 16G.	CORPORATE GOVERNANCE

Implications of Being a Foreign Private Issuer
Elevra is considered a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act. As a foreign private issuer, Elevra is exempt from certain rules under the U.S. Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the U.S. Exchange Act. In addition, the members of the Elevra Board and principal shareholders of Elevra are exempt from the reporting provisions of Section 16 of the U.S. Exchange Act, and members of the Elevra Board, executive officers of Elevra and principal shareholders of Elevra are exempt from the “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules under the U.S. Exchange Act with respect to their share ownership and trading activity. Moreover, Elevra is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as non-foreign private issuers. In addition, Elevra is not required to comply with Regulation FD, which restricts the selective disclosure of material information.
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
Summarized in the table below are such Australian practices. Elevra is subject to the Australian Corporations Act and the ASX Listing Rules. The fourth edition of the Corporate Governance Principles and Recommendations published by the ASX Corporate Governance Council (the “Recommendations”) applies on an “if not, why not” basis, except where an ASX Listing Rule makes a requirement mandatory. ASX Listing Rule 4.10.3 requires disclosure of departures and the reasons for them in the corporate governance statement. As used herein, the terms “independent” and “independence” shall have the respective meanings ascribed thereto under (i) the ASX Listing Rules and the Recommendations or (ii) the Nasdaq Rules, as the case may be.
Nasdaq Rules	Home Country Practices

Nasdaq Rule 5250(b)(3) requires issuers to disclose the material terms of agreements between directors or director nominees and any third-party relating to compensation in connection with their service as a director.

Australian requirements do not impose an identical standalone disclosure obligation. Applicable Australian remuneration, related-party, conflicts and continuous-disclosure requirements may nevertheless require disclosure, depending on the arrangement and circumstances.

Nasdaq Rule 5250(d) requires that annual and interim reports be distributed or made available to shareholders within a reasonable period of time following filing with the Commission.
The Australian Corporations Act and ASX Listing Rules require annual financial reports to be audited. For a disclosing entity, the annual financial report is ordinarily due to ASIC within three months after year end and must be provided to ASX as required by ASX Listing Rule 4.5.1. A mining producing entity must also provide Appendix 4E preliminary final results to ASX within two months. The AGM must be held within five months after financial year end. Half-year financial reports may be audited or reviewed and the ASX deadline applicable to a mining producing entity is two months after half year end. Applicable ASIC relief can avoid duplicate lodgement where reports are lodged through ASX. Mining producing entities must provide quarterly reports to ASX within one month after quarter end.

Nasdaq Rule 5605(b) sets forth requirements relating to director independence, including the requirements that a majority of an issuer’s board of directors be comprised of independent directors and that independent directors have regularly scheduled meetings at which only independent directors are present.

The ASX does not require that a majority of the issuer’s board of directors be independent. However, under the Recommendations, the ASX recommends, but does not require, that an issuer have a majority of independent directors on its board of directors. The ASX also does not require that the independent directors have regularly scheduled meetings at which only independent directors are present. Furthermore, the Nasdaq and ASX definitions of what constitutes an independent director are not identical, and the requirements relating to the roles and obligations of independent directors are not identical. For example, the ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent.

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

Subject to the exception provided below, under the Recommendations, the ASX recommends, but does not require, that an audit committee have a charter that clearly sets out its role and confers on it all necessary powers to perform that role, which usually includes the right to obtain information, interview management and internal and external auditors (with or without management present), and seek advice from external consultants or specialists where the committee considers that necessary or appropriate. Under ASX Listing Rule 12.7, an entity in the S&P/ASX 300 Index at the beginning of its financial year must comply with the Recommendations concerning audit-committee composition and operation, including the charter requirement, subject to the rule’s transition provisions.

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

Subject to the exception provided below, under the Recommendations, the ASX recommends, but does not require, that issuers have an audit committee which has at least three members, all of whom are non-executive directors and a majority of whom are independent directors, and is chaired by an independent director, who is not the chair of the board. ASX Listing Rule 12.7 requires an entity in the S&P/ASX All Ordinaries Index at the beginning of its financial year to have an audit committee. An entity in the S&P/ASX 300 Index at that date must also meet the Recommendations concerning its composition and operation, subject to the rule’s transition provisions.

Nasdaq Rule 5605(d)(1) requires that compensation committees have a formal charter specifying, among other information, that the chief executive officer may not be present during voting or deliberations on his or her compensation.

Under the Recommendations, the ASX recommends, but does not require, that a remuneration committee have a charter that clearly sets out its role and confers on it all necessary powers to perform that role, which usually includes the right to obtain information, interview management and seek advice from external consultants or specialists where the committee considers that necessary or appropriate. ASX Listing Rule 12.8 requires qualifying issuers to have a remuneration committee composed solely of non-executive directors, but does not itself impose a mandatory charter requirement. Departures from the Recommendations must be disclosed and explained.

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

Subject to the exception provided below, under the Recommendations, the ASX recommends, but does not require, that issuers have a remuneration committee which has at least three members, a majority of whom are independent directors and is chaired by an independent director. The ASX Listing Rules, however, require an entity in the S&P/ASX 300 Index at the beginning of its financial year to have a remuneration committee composed solely of non-executive directors for that year. The specific responsibilities and authorities of a compensation (remuneration) committee provided by Nasdaq Rule 5605(d)(3) and the Recommendations are not identical.

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

Australian requirements do not impose an identical code-adoption and four-business-day waiver-disclosure rule. Relevant continuous-disclosure obligations and mandatory disclosure of departures from the Recommendations nevertheless apply. However, under the Recommendations, the ASX recommends, but does not require, that issuers (i) have and disclose a code of conduct for its directors, senior executives and employees and (ii) ensure that the board or a committee of the board is informed of any material breaches of that code. The Recommendations provide various suggestions for the content of the code of conduct, including, that the code state, among other information, the issuer’s expectation that all subject individuals act in accordance with the issuer’s stated values and in the best interests of the issuer.

Nasdaq Rule 5620(b) requires issuers that are not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders and to provide copies of such proxy solicitation material to Nasdaq.

The ASX Listing Rules, the Australian Corporations Act and an issuer’s Constitution govern the notice and proxy solicitation requirements and procedures for meetings of its shareholders. For example, at least 28 days’ written notice of a meeting of shareholders must be given to each shareholder entitled to vote at the meeting and each director; and it must be sent to the ASX. The notice of meeting must specify the date, time and place of the meeting, state the general nature of the business to be transacted at the meeting and include a proxy form and statement of the rights of shareholders to appoint a proxy. Such notices may be sent to shareholders physically or electronically, or by sending them sufficient information (physically or electronically) to allow them to access the notice electronically. Shareholders may elect to receive a physical or electronic notice. As for the proxy form, it must allow a shareholder to direct their proxy to vote for or against, or abstain from voting on, each resolution. It may also provide for the proxy, in the absence of such direction, to exercise their own discretion. The proxy form may specify a person to be the proxy where the shareholder does not exercise that choice.

Nasdaq Rule 5620(c) requires that each issuer that is not a limited partnership provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the issuer’s common voting stock.

The ASX Listing Rules do not have an express requirement that issuers have a quorum of any particular number of the outstanding ordinary shares to hold a shareholders’ meeting, but instead allow issuers to establish their own quorum requirements, subject to applicable law. Under rule 6.4(b) of Elevra’s Constitution, the quorum is five or more members present and entitled to vote on a resolution at the meeting, subject to the associated constitutional provisions.

Nasdaq Rule 5630 requires issuers that are not limited partnerships to conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations by the audit committee or another independent body of the board of directors.

Australian requirements do not impose an identical general audit-committee or independent-body review process for every related-party transaction. However, the ASX Listing Rules and the Australian Corporations Act set forth certain prohibitions and approval requirements in respect of related party transactions. Directors’ duties, conflict-of-interest requirements and applicable disclosure obligations also remain relevant.

Nasdaq Rules 5635 et seq. require issuers to obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain share option, purchase or other compensation plans.

The ASX Listing Rules provide generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties and (iii) issuances of securities to directors or their associates under an employee incentive plan. An additional 10% placement capacity under ASX Listing Rule 7.1A is available only to eligible entities with the required special-resolution approval and subject to that rule’s conditions. Eligibility includes being outside the S&P/ASX 300 Index and having market capitalization below AU$300 million at the relevant time.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable because Elevra does not currently operate any mines subject to the U.S. Federal Mine Safety and Health Act of 1977.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Elevra has adopted a Trading Policy governing the purchase, sale, and other dispositions of Elevra securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to Elevra. A copy of Elevra’s Trading Policy, which was amended on October 28, 2025, is attached as Exhibit 11.1.

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

Since July 1, 2025 and up to the date of this annual report, Elevra is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition.

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

Elevra’s Executive KMP have limited experience in the area of cybersecurity. Elevra’s information technology team has foundational capabilities to manage and remediate most cybersecurity incidents. Where necessary in the view of the Elevra Board, the Audit and Risk Committee of the Elevra Board or the Executive KMP of Elevra, Elevra may consult with external advisers with respect to high-complexity, high-impact or other cybersecurity events. For additional information regarding risks from cybersecurity threats, please refer to “Item 3. Key Information—D. Risk Factors” in this annual report.

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

4.8
Amending Deed to Placement Agreement, dated April 23, 2025, by and between Sayona Mining Limited and Canaccord Genuity (Australia) Limited (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 filed with the SEC on April 24, 2025)

4.9
Amending Deed to Subscription Agreement, dated April 23, 2025, by and between Sayona Mining Limited and Resource Capital Fund VIII, L.P. (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 filed with the SEC on April 24, 2025)

4.10
Amending Deed to Subscription Agreement, dated August 12, 2025, by and between Sayona Mining Limited and Resource Capital Fund VIII, L.P. (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on October 31, 2025)

4.11†
Option Subscription Deed, dated August 12, 2025, by and between Sayona Mining Limited and Resource Capital Fund VIII, L.P. (incorporated herein by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on October 31, 2025)

4.12*^	Note Subscription Agreement, dated July 29, 2026, by and among LCSC Holdings Inc., Sayona Inc. and Elevra Lithium Limited

4.13*+	Elevra Lithium Limited Equity Incentive Plan Rules

4.14+	Piedmont Lithium Inc. Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 of Piedmont Lithium Inc.’s Current Report on Form 8-K filed with the SEC on May 18, 2021).

8.1*	List of significant subsidiaries of Elevra Lithium Limited

11.1*	Trading Policy

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young, independent registered public accounting firm

15.2*	Consent of Moore Australia Audit (WA), independent registered public accounting firm

15.3*	Consent of Qualified Person (Alain Carrier) (with respect to the Moblan Lithium Technical Report Summary, dated October 26, 2026, filed as Exhibit 15.15)

15.4*	Consent of Qualified Person (Marina Iund) (with respect to the Moblan Lithium Technical Report Summary, dated October 26, 2026, filed as Exhibit 15.15)

15.5*	Consent of Qualified Person (Simon Boudreau) (with respect to the Moblan Lithium Technical Report Summary, dated October 26, 2026, filed as Exhibit 15.15)

15.6*	Consent of Qualified Person (Ryan Cunningham) (with respect to the Moblan Lithium Technical Report Summary, dated October 26, 2026, filed as Exhibit 15.15)

15.7*	Consent of Qualified Person (Anthony O’Connell) (with respect to the North American Lithium Technical Report Summary, dated October 29, 2026, filed as Exhibit 15.16)

15.8*	Consent of Qualified Person (Antoine Lefaivre) (with respect to the North American Lithium Technical Report Summary, dated October 29, 2026, filed as Exhibit 15.16)

15.9*	Consent of Qualified Person (Eric Allard) (with respect to the North American Lithium Technical Report Summary, dated October 29, 2026, filed as Exhibit 15.16)

15.10*	Consent of Qualified Person (Fady Ghobrial) (with respect to the North American Lithium Technical Report Summary, dated October 29, 2026, filed as Exhibit 15.16)

15.11*	Consent of Qualified Person (BBA USA Consultant LP) (with respect to the North American Lithium Technical Report Summary, dated October 29, 2026, filed as Exhibit 15.16)

15.12*	Consent of Qualified Person (Mitchell McNall) (with respect to the North American Lithium Technical Report Summary, dated October 29, 2026, filed as Exhibit 15.16)

15.13*	Consent of Qualified Person (Peyman Sayyadi) (with respect to the North American Lithium Technical Report Summary, dated October 29, 2026, filed as Exhibit 15.16)

15.14*	Consent of Qualified Person (Stephen Andrews) (with respect to the North American Lithium Technical Report Summary, dated October 29, 2026, filed as Exhibit 15.16)

15.15*	Moblan Lithium Technical Report Summary, dated October 26, 2026

15.16*	North American Lithium Technical Report Summary, dated October 29, 2026

97.1	Compensation Recovery Policy (incorporated herein by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 31, 2025)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

Date: November 2, 2026

ELEVRA LITHIUM LIMITED

Index to Consolidated Financial Statements

AU$ or A$- Australian dollars

US$ or $ - U.S. dollars

Ernst & Young 111 Eagle Street Brisbane QLD 4000 Australia GPO Box 7878 Brisbane QLD 4001	Tel: +61 7 3011 3333 Fax: +61 7 3011 3100 ey.com/au

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Elevra Lithium Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Elevra Lithium Limited (the Company) as of 30 June 2026 and 2025, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the two years in the period ended 30 June 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at 30 June 2026 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended 30 June 2026, in conformity with International Financial Reporting Standards as issued by the International Accountings Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 30 June 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 2 November 2026 expressed an adverse opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Business combination accounting for the merger with Piedmont Lithium

Description of the Matter
As described in Note 30, the Company completed the merger with Piedmont Lithium Inc. (“Piedmont”) on 30 August 2025. The merger was determined to be a business combination in accordance with IFRS 3 Business Combinations. The business combination accounting was complex as the key assets and arrangements acquired included a non-controlling interest in an entity controlled by the Company, and a pre-existing spodumene offtake arrangement between Piedmont and the Company, which was effectively settled as part of the merger.
The estimation of the fair value of the acquired non-controlling interest and spodumene offtake arrangement was inherently subjective due to judgement in respect to the key valuation input assumptions, specifically the forecast spodumene prices, future sales quantities and discount rates, and required involvement of valuation specialists.

How We Addressed the Matter in Our Audit
We evaluated the qualifications, competence and objectivity of the Company’s valuation specialists used to determine the fair value of the acquired non-controlling interest and the spodumene offtake arrangement.
With the assistance of our valuation specialists, we assessed the valuation methodologies used by the Company and its external valuation specialists to measure the acquisition date fair values of the acquired non-controlling interest and spodumene offtake arrangement. The discount rates used were compared against market data.
We evaluated the reasonableness of forecast spodumene prices to analyst and broker forecasts and compared future sales quantities to the Company’s approved plans.
We performed valuation cross checks for the non-controlling interest with reference to comparable transaction and trading multiples.
Finally, we assessed the adequacy of the disclosures within Note 30 of the financial statements.

/s/ Ernst & Young

We have served as the Company’s auditor since 2024

Brisbane, Australia
2 November 2026

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

Ernst & Young 111 Eagle Street Brisbane QLD 4000 Australia GPO Box 7878 Brisbane QLD 4001	Tel: +61 7 3011 3333 Fax: +61 7 3011 3100 ey.com/au

Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Elevra Lithium Limited

Opinion on Internal Control Over Financial Reporting

We have audited Elevra Lithium Limited’s internal control over financial reporting as of 30 June 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Elevra Lithium Limited (the Company) has not maintained effective internal control over financial reporting as of 30 June 2026, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in controls related to ineffective information technology general controls (ITGCs) over user access and the management of changes to certain financial reporting systems for the Company’s Canadian operations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of Elevra Lithium Limited (the Company) as of 30 June 2026 and 2025, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the two years in the period ended 30 June 2026, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 30 June 2026 consolidated financial statements, and this report does not affect our report dated 2 November 2026, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying ‘Item 15.B Management's Annual Report on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young
Brisbane, Australia
2 November 2026

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

Moore Australia Level 15, Exchange Tower, 2 The Esplanade, Perth, WA 6000 PO Box 5785, St Georges Terrace, WA 6831 T +61 8 9225 5355 F +61 8 9225 6181 www.moore-australia.com.au

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Elevra Lithium Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows of Elevra Lithium Limited (formerly known as Sayona Mining Limited) (the “Group”) for the year ended 30 June 2024, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the results of the Group’s operations and the Group’s cash flows for the year ended 30 June 2024, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Change in Presentation Currency

As described in Note 2(a) to the financial statements, the Group has retrospectively adjusted the comparative financial information for the year ended 30 June 2024 to reflect the change in presentation currency from Australian dollars to United States dollars.

Basis for Opinion

These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Moore Australia Audit (WA)

We served as the Group’s auditor from 2024 to 2025

Perth, Australia
11 April 2025
except for Note 2(a), as to which the date is
02 November 2026

Moore Australia (WA) Pty Ltd trading as agent – ABN 99 433 544 961.
An independent member of Moore Global Network Limited - members in principal cities throughout the world.
Liability limited by a scheme approved under Professional Standards Legislation.

Contents

Consolidated Financial Statements

Consolidated Statement of Profit or Loss

Consolidated Statement of Comprehensive Income		-

Consolidated Statement of Financial Position

Consolidated Statement of Changes in Equity

Consolidated Statement of Cash Flows

Notes to the Financial Statements

Basis of Preparation

1.	Reporting Entity

2.	Basis of Preparation

3.	New Standards and Interpretations

Financial Performance

4.	Segment Reporting

5.	Revenue

6.	Other Income

7.	Expenses

8.	Tax

9.	Earnings per Share

Operating Assets and Liabilities

10.	Trade and Other Receivables

11.	Inventories

12.	Other Assets

13.	Property, Plant and Equipment

14.	Impairment of Non-Financial Assets

15.	Trade and Other Payables

16.	Provisions

Notes to the Financial Statements (continued)

Capital Structure and Financial Management

17.	Cash and Cash Equivalents

18.	Interest Bearing Liabilities

19.	Leases

20.	Financial Income and Expenses

21.	Financial Instruments and Risk Management

22.	Share Capital

23.	Reserves

Other Disclosures

24.	Share Based Payments

25.	Contingent Assets and Liabilities

26.	Subsidiaries

27.	Interests in Joint Arrangements

28.	Key Management Personnel

29.	Related Party Transactions

30.	Business Combinations

31.	Assets Held for Sale

32.	Subsequent Events

Contents
Consolidated Financial Statements
Consolidated Statement of Profit or Loss
for the year ended 30 June 2026

	Note	2026 $’000	2025 $’000*	2024 $’000*
Revenue	5	201,675	145,016	132,163
Other income	6	390	7,326	4,019
Gain on bargain purchase	30	33,109	–	–
Reversal of impairment/(impairment) of non-financial assets	14	156,013	(175,612)	(11,189)
Expenses, excluding impairment of non-financial assets	7	(208,488)	(225,110)	(202,607)
Write down on settlement of pre-existing contractual arrangement	30	(137,000)	–	–
Profit/(loss) from operations		45,699	(248,380)	(77,614)

Financial income	20	6,498	2,775	5,027
Financial expenses	20	(5,773)	(3,445)	(3,109)
Net financial income/(expense)	20	725	(670)	1,918

Profit/(loss) before income tax		46,424	(249,050)	(75,696)
Income tax benefit/(expense)	8	(2,034)	1,936	(2,344)
Profit/(loss) after income tax		44,390	(247,114)	(78,040)

Attributable to:
Equity holders of Elevra Lithium Limited		43,068	(190,509)	(66,484)
Non-controlling interests		1,322	(56,605)	(11,556)

Earnings per share
Basic earnings per share (cents)	9	27.61	(265.10)	(99.45)
Diluted earnings per share (cents)	9	26.84	(265.10)	(99.45)

*	Refer to Note 2 (a) for details on translation of prior period comparatives to United States dollars to conform with changes in presentation currency.

The accompanying notes form part of the consolidated financial statements.

Contents

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income
for the year ended 30 June 2026

	Note	2026 $’000	2025 $’000*	2024 $’000*
Profit/(loss) after income tax		44,390	(247,114)	(78,040)
Other comprehensive loss, net of income tax
Items that may be reclassified to the Consolidated Statement of Profit or Loss:
Foreign exchange rate differences on translation of foreign operations		(19,743)	(5,290)	(17,260)
Total items that may be reclassified to the Consolidated Statement of Profit or Loss		(19,743)	(5,290)	(17,260)
Items that will not be reclassified to the Consolidated Statement of Profit or Loss:
Fair value adjustments on financial assets at fair value through other comprehensive income	23	3,379	43	2,512
Total items that will not be reclassified to the Consolidated Statement of Profit or Loss		3,379	43	2,512
Total other comprehensive loss, net of income tax		(16,364)	(5,247)	(14,748)
Total comprehensive income/(loss)		28,026	(252,361)	(92,788)

Attributable to:
Equity holders of Elevra Lithium Limited		24,334	(194,651)	(78,076)
Non-controlling interests		3,692	(57,710)	(14,712)

*	Refer to Note 2 (a) for details on translation of prior period comparatives to United States dollars to conform with changes in presentation currency.

The accompanying notes form part of the consolidated financial statements.

Contents

Consolidated Financial Statements
Consolidated Statement of Financial Position
as at 30 June 2026

	Note	2026 $’000	2025 $’000 *
ASSETS
Current assets
Cash and cash equivalents	17	255,279	47,254
Trade and other receivables	10	54,277	21,738
Inventories	11	56,378	30,957
Current tax assets		2,171	1,076
Other assets	12	4,127	5,609
Assets held for sale	31	18,334	–
Total current assets		390,566	106,634
Non-current assets
Other financial assets		8,805	659
Property, plant and equipment	13	499,645	312,507
Other assets	12	6,305	7,164
Total non-current assets		514,755	320,330
Total assets		905,321	426,964
LIABILITIES
Current liabilities
Trade and other payables	15	45,222	32,451
Interest bearing liabilities	18	49,060	41,074
Current tax liabilities		1,804	–
Provisions	16	17,337	3,984
Total current liabilities		113,423	77,509
Non-current liabilities
Interest bearing liabilities	18	29,026	9,659
Deferred tax liabilities	8	8,837	9,513
Provisions	16	26,869	19,282
Total non-current liabilities		64,732	38,454
Total liabilities		178,155	115,963
Net assets		727,166	311,001
EQUITY
Share capital	22	1,038,050	586,472
Reserves	23	(84,584)	(43,204)
Accumulated losses		(226,300)	(270,079)
Total equity attributable to equity holders of Elevra Lithium Limited		727,166	273,189
Non-controlling interests		–	37,812
Total equity		727,166	311,001

*	Refer to Note 2 (a) for details on translation of prior period comparatives to United States dollars to conform with changes in presentation currency.

The accompanying notes form part of the consolidated financial statements.

Contents

Consolidated Financial Statements
Consolidated Statement of Changes in Equity
for the year ended 30 June 2026

		Attributable to equity holders of Elevra Lithium Limited
	Note	Share capital $’000 *	Reserves $’000 *	Accumulated losses $’000 *	Total $’000 *	Non- controlling interests $’000 *	Total equity $’000 *
Balance as at 1 July 2025		586,472	(43,204)	(270,079)	273,189	37,812	311,001
Profit after income tax		–	–	43,068	43,068	1,322	44,390
Other comprehensive income/(loss)		–	(18,734)	–	(18,734)	2,370	(16,364)
Total comprehensive income/(loss)		–	(18,734)	43,068	24,334	3,692	28,026
Transactions with owners:
Shares issued	22	259,792	–	–	259,792	–	259,792
Transaction costs	22	(9,144)	–	–	(9,144)	–	(9,144)
Acquisition of subsidiaries, operations and joint operations	30	196,624	5,167	–	201,791	–	201,791
Reallocation of non-controlling interest on business combination	30	–	(26,459)	–	(26,459)	(41,504)	(67,963)
Employee share entitlements for unvested awards, net of tax	23	–	3,663	–	3,663	–	3,663
Employee share awards vested, net of tax		4,306	(4,306)	–	–	–	–
Transfers and other movements		–	(711)	711	–	–	–
Balance as at 30 June 2026		1,038,050	(84,584)	(226,300)	727,166	–	727,166

Balance as at 1 July 2024		561,903	(40,572)	(79,771)	441,560	88,761	530,321
Loss after income tax		–	–	(190,509)	(190,509)	(56,605)	(247,114)
Other comprehensive loss		–	(4,142)	–	(4,142)	(1,105)	(5,247)
Total comprehensive loss		–	(4,142)	(190,509)	(194,651)	(57,710)	(252,361)
Transactions with owners:
Shares issued	22	25,899	–	–	25,899	–	25,899
Transaction costs	22	(1,330)	–	–	(1,330)	–	(1,330)
Employee share entitlements for unvested awards, net of tax	23	–	1,711	–	1,711	–	1,711
Transfers and other movements		–	(201)	201	–	6,761	6,761
Balance as at 30 June 2025		586,472	(43,204)	(270,079)	273,189	37,812	311,001

Balance as at 1 July 2023		535,385	(23,918)	(18,238)	493,229	87,356	580,585
Loss after income tax		–	–	(66,484)	(66,484)	(11,556)	(78,040)
Other comprehensive loss		–	(11,592)	–	(11,592)	(3,156)	(14,748)
Total comprehensive loss		–	(11,592)	(66,484)	(78,076)	(14,712)	(92,788)
Transactions with owners:
Shares issued	22	25,413	–	–	25,413	–	25,413
Transaction costs	22	(81)	–	–	(81)	–	(81)
Employee share entitlements for unvested awards, net of tax	23	–	(155)	–	(155)	–	(155)
Employee share awards vested, net of tax		1,186	(1,186)	–	–	–	–
Transfers and other movements		–	(3,721)	4,951	1,230	16,117	17,347
Balance as at 30 June 2024		561,903	(40,572)	(79,771)	441,560	88,761	530,321

*	Refer to Note 2 (a) for details on translation of prior period comparatives to United States dollars to conform with changes in presentation currency.

The accompanying notes form part of the consolidated financial statements.

Contents

Consolidated Financial Statements
Consolidated Statement of Cash Flows
for the year ended 30 June 2026

	Note	2026 $’000	2025 $’000*	2024 $’000*
Operating activities
Profit/(loss) before income tax		46,424	(249,050)	(75,696)
Adjustments for:
Depreciation and amortisation expense	7	23,630	24,983	22,146
Employee share awards expense	23	3,663	1,711	(155)
Fair value adjustments to financial instruments	6	–	(2,942)	–
Gain on bargain purchase	30	(33,109)	–	–
Impairment and write down of financial assets	7	–	354	5,333
Impairment/(reversal of impairment) of non-financial assets	14	(156,013)	175,612	11,189
Income from sale of tax benefits under flow through share arrangements	6	–	(3,937)	(3,471)
Net financial income and expenses	20	(725)	670	(1,918)
Net loss on disposal of financial and non-financial assets	7	102	–	828
Net movement in inventories relating to net realisable value adjustments	7, 11	(9,454)	2,718	6,843
Write down on settlement of pre-existing contractual arrangement	30	137,000	–	–
Changes in assets and liabilities:
Trade and other receivables		(22,284)	(4,226)	(6,763)
Inventories		(17,873)	14,659	(24,340)
Other assets		2,683	2,600	3,420
Trade and other payables		(1,791)	(3,482)	12,439
Provisions and other liabilities		(17,829)	28,384	3,387
Cash used in operations		(45,576)	(11,946)	(46,758)
Interest received		2,653	2,882	5,027
Interest paid		(682)	(539)	(647)
Net cash flows used in operating activities (1)		(43,605)	(9,603)	(42,378)
Investing activities
Exploration expenditure		(503)	(20,398)	(17,230)
Exploration expenditure expensed and included in operating cash flows		503	1,011	–
Purchases of property, plant and equipment		(24,027)	(12,729)	(67,172)
Advances to affiliates	31	(1,397)	–	–
Cash outflows from investing activities		(25,424)	(32,116)	(84,402)
Cash and cash equivalents acquired on business combination	30	34,452	–	–
Proceeds from sale of financial assets		–	–	9,630
Proceeds from sale of property, plant and equipment		2,913	–	–
Net cash flows from/(used in) investing activities		11,941	(32,116)	(74,772)
Financing activities
Proceeds from non-controlling interests		–	6,761	17,728
Proceeds from interest bearing liabilities		–	770	–
Repayment of interest bearing liabilities		(4,146)	(2,223)	(1,789)
Proceeds from issue of shares and exercise of options		253,891	25,899	25,413
Transaction costs associated with share issues	22	(9,144)	(1,330)	(794)
Net cash flows from financing activities		240,601	29,877	40,558

Net increase/(decrease) in cash and cash equivalents		208,937	(11,842)	(76,592)
Cash and cash equivalents at the beginning of the financial year		47,254	60,464	139,932
Foreign exchange rate differences on cash and cash equivalents		(912)	(1,368)	(2,876)
Cash and cash equivalents at the end of the financial year	17	255,279	47,254	60,464
*	Refer to Note 2 (a) for details on translation of prior period comparatives to United States dollars to conform with changes in presentation currency.
(1)
Net cash flows used in operating activities for the year ended 30 June 2026 includes cash outflows of $25.2 million associated with non-recurring merger transaction and integration costs, of which $14.6 million was accounted for and accrued by Piedmont prior to merger completion.

The accompanying notes form part of the consolidated financial statements.

Contents
Notes to the Financial Statements

Basis of Preparation

This section sets out the accounting policies that relate to the consolidated financial statements of Elevra Lithium Limited and its subsidiaries and joint arrangements.

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

The consolidated financial statements of the Group for the year ended 30 June 2026 were authorised for issue in accordance with a resolution of the Directors on 2 November 2026.

1.        Reporting Entity

Elevra Lithium Limited is a for-profit company limited by shares, incorporated and domiciled in Australia with a primary listing on the Australian Securities Exchange (ASX) and a secondary listing on the National Association of Securities Dealers Automated Quotations (Nasdaq) in the United States.

The nature of the operations and principal activities of the Group were lithium mining and processing at North American Lithium (NAL) and ongoing identification, evaluation and development of its portfolio of mineral exploration assets in Canada and the United States of America, predominantly focusing on lithium.

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

All amounts are presented in United States dollars, with values rounded to the nearest thousand, unless otherwise stated.

Where required by Accounting Standards, comparative figures have been reclassified for consistency with changes in presentation for the current financial year.

(a)      Change in presentation currency

The Company has elected to change the Group’s presentation currency from Australian dollars to United States dollars, effective from 1 July 2025. There has been no change to the functional currency of the Company during the year, which has been assessed by management as Australian dollars. The change in presentation currency is a voluntary change, which is accounted for retrospectively.

The change will allow the Company to align to the predominant currency in which revenue and corresponding cash flows are primarily generated with the objective of providing investors with a clearer understanding of Elevra’s performance by reducing volatility arising from foreign exchange rate differences.

The financial report has been translated to United States dollars using the procedures outlined below:

•	Consolidated Statement of Profit or Loss and Consolidated Statement of Cash Flows have been translated into United States dollars using an average foreign exchange rate for the relevant period.
•	Assets and liabilities in the Consolidated Statement of Financial Position have been translated into United States dollars at the closing foreign exchange rate on the relevant balance sheet date.
•
Equity components within the Consolidated Statement of Financial Position, including foreign currency translation reserve, retained earnings, share capital and other reserves, have been translated into United States dollars using historical foreign exchange rates.

•	Earnings per share and dividend disclosures have been translated into United States dollars to reflect the change in presentation currency.

Comparative figures have been translated to United States dollars to conform with changes in presentation currency.

(b)      Principles of consolidation

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

Contents

Notes to the Financial Statements
2.        Basis of Preparation (continued)
(c)       Foreign currency translation

The consolidated financial statements are presented in United States dollars. The functional currency of the Company has been assessed by management as Australian dollars. Management will reassess the Company’s functional currency if there are any changes which impact the primary economic environment of the Group.

Transactions denominated in foreign currencies are initially translated into United States dollars using the exchange rate on the date of the underlying transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate at the end of the reporting period.

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

Non-monetary items measured on a historical cost basis in a foreign currency are translated into United States dollars using the exchange rate on the date of the underlying transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate on the date when the fair value is determined. Exchange gains or losses on translation of non-monetary items measured at fair value are recognised in the same manner as gains or losses on change in fair value of the non-monetary item.

(d)     Key accounting estimates, judgements and assumptions

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

The use of these estimates, assumptions and judgements affects the amounts reported in the consolidated financial statements. The areas involving a higher degree of judgement or complexity, or where assumptions and estimates are material to the financial statements, are disclosed in the following notes:

Note
5	Revenue
8	Tax
13	Property, Plant and Equipment
14	Impairment of Non-Financial Assets
16	Provisions
30	Business Combinations

In addition to the specific sources of uncertainty noted, the following assumptions are considered pervasive to the financial statements as a whole:

Mineral Resources and Ore Reserves
Estimating the quantity and/or grade of Mineral Resources requires the location, quantity, grade (or quality), continuity and other geological characteristics to be known, estimated or interpreted from specific geological evidence and knowledge, including sampling, in order to satisfy the requirement that there are reasonable prospects for eventual economic extraction. This process may require complex geological assessments to interpret the data.

An Ore Reserve is the economically mineable part of the Measured and/or Indicated Mineral Resource that can be legally extracted, or where there is a reasonable expectation that approvals for extraction will be granted. Whilst future approval conditions may be more onerous than current operating conditions, any such conditions are expected to be reasonable, scientifically based and aligned with prevailing legislation. In order to estimate Ore Reserves, consideration is required for a range of modifying factors, including mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental. When reporting Ore Reserves, the relevant studies, to at least a pre-feasibility level, must demonstrate that, at the time of reporting, extraction could be reasonably justified, including a consideration of forecast sales prices.

The Group reports Mineral Resources and Ore Reserves in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code).

Because the economic assumptions used to estimate the Ore Reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of the Mineral Resources and Ore Reserves may change from period to period.

The Group may also include exploration targets in determining the recoverable amount of a CGU or an exploration area of interest.

Changes in the Group’s estimates of Mineral Resources and Ore Reserves, including exploration targets, may affect the Group’s financial results and financial position in a number of ways, including asset recoverable amounts, useful lives of assets, commercial viability of exploration areas of interest, timing and cost of closure and rehabilitation activities, and the recovery of any associated deferred tax assets.

(e)      Goods and Services Tax (GST) and Québec Sales Tax (QST)

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

3.        New Standards and Interpretations

(a)      New accounting standards and interpretations effective from 1 July 2025

The following new accounting standards and interpretations have been published and are effective for the year ended 30 June 2026:

•	Amendments to IAS 21 – Lack of Exchangeability
•	Amendments to IAS 36 and IAS 37 – Disclosures About Uncertainties in the Financial Statements

The Group has reviewed these amendments and concluded that none of these changes are likely to have a material impact on the Group.

(b)        New accounting standards and interpretations issued but not yet effective

The following new accounting standards and interpretations have been published but are not yet effective for the year ended 30 June 2026 and have not been early adopted by the Group:
•	IFRS 18 – Presentation and Disclosure in Financial Statements – effective 1 January 2027
•	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7 – Annual Improvements to Australian Accounting Standards Volume 11 – effective 1 January 2026
•	Amendments to IFRS 7 and IFRS 9 – Contracts Referencing Nature-Dependent Electricity – effective 1 January 2026
•	Amendments to IFRS 9 – Classification and Measurement of Financial Instruments – effective 1 January 2026
•	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – effective 1 January 2028

The Group has reviewed these amendments and improvements, and with the exception of the item listed below, does not expect these changes to have a material impact on the Group.

IFRS 18 - Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements was issued in June 2024 and will replace IAS 1 Presentation of Financial Statements, effective for annual reporting periods from 1 January 2027.

IFRS 18 Presentation and Disclosure in Financial Statements introduces new classification and presentation requirements, primarily impacting the Consolidated Statement of Profit or Loss and related notes. The new standard will:

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

The Group is currently in the process of assessing the impact of the new standard; however, it is not expected to have an impact on the recognition and measurement of assets, liabilities, income and expenses. The main impact is expected to result in changes in the classification and presentation of these in the consolidated financial statements, as well as additional disclosures in the notes to the financial statements.

The Group does not intend to early adopt any of the new standards or interpretations. It is expected that where applicable, these standards and interpretations will be adopted on each of the respective effective dates.
Financial Performance

This section details the results and financial performance of the Group including profitability and earnings per share.

4.	Segment Reporting

(a)	Identification of reportable segments

The Group is an emerging lithium producer with operations in Canada and the United States of America. The principal activities of the Group during the year were lithium mining and processing at North American Lithium (NAL) and ongoing identification, evaluation and development of its portfolio of mineral exploration assets in Canada and the United States of America, predominantly focusing on lithium.

Management has determined the reportable segments of the Group based on the reports that are used by the Managing Director and Chief Executive Officer (the chief operating decision maker) and Board of Directors to make strategic decisions. During the year ended 30 June 2026, following completion of the merger with Piedmont Lithium Inc., the Group changed its reportable segments from a geographical approach to an asset-based approach, with each producing mine to be treated as a separate operating segment. This change more appropriately reflects the way in which the chief operating decision maker examines the performance and activity of the Group following completion of the merger, with the primary focus being on the operations at NAL. As a result, prior period comparatives have been re-presented to conform with the current segment reporting structure.

The principal activities of each reportable segment are summarised as follows:

Reportable segments	Principal activities
North American Lithium
North American Lithium	Lithium mining and processing
All other operations
Australian operations
Lithium and gold projects	Exploration of lithium and gold tenements in the Pilbara and Yilgarn regions
Canadian operations
Authier Lithium Project	Hard rock lithium deposit
Killick Lithium Project	Exploration site for lithium pegmatite occurrences
Lac Albert Lithium Project	Exploration site for lithium pegmatite occurrences
Moblan Lithium Project	Hard rock lithium deposit host to high-grade spodumene mineralisation
Pontiac Claims	Exploration site for lithium pegmatite occurrences
Tansim Lithium Project	Exploration site for lithium, tantalum and beryllium
Troilus Claims	Wholly owned claims located adjacent to the Moblan Lithium Project
Vallée Lithium Project	Mineral rights claims located adjacent to NAL
USA operations
Carolina Lithium	Lithium mining and processing, currently in development and permitting stage

4.	Segment Reporting (continued)

(b)	Segment results

The segment information reflects the Group’s interest in subsidiaries and joint operations. The segment information includes non-IFRS financial measures.

Segment performance is measured by Underlying EBITDA. Underlying EBITDA is earnings before underlying depreciation and amortisation expense, underlying earnings adjustments, net financial income and expenses, and income tax expense.

Group / unallocated items and eliminations represent centralised functions, items which are not solely related to North American Lithium or another operation, and consolidation adjustments and eliminations.

Reconciliations of underlying segment information to the statutory information included in the Group’s consolidated financial statements are set out in Note 4 (c).

Year ended 30 June 2026	North American Lithium $’000	All other operations $’000	Group / unallocated items and eliminations $’000	Total $’000
Revenue	201,675	–	–	201,675
Total revenue	201,675	–	–	201,675

Underlying EBITDA	45,717	(1,299)	(30,073)	14,345
Underlying depreciation and amortisation expense (1)	(20,923)	(50)	(511)	(21,484)
Underlying earnings adjustments (2)	165,467	–	(112,629)	52,838
Profit/(loss) from operations	190,261	(1,349)	(143,213)	45,699
Net financial income				725
Profit before income tax				46,424
Income tax expense				(2,034)
Profit after income tax				44,390

Underlying exploration expenditure	–	–	–	–
Underlying capital expenditure (3)	19,584	1,441	3	21,028
Total underlying assets	466,769	178,797	259,755	905,321
Total underlying liabilities	137,199	3,078	37,878	178,155

(1)
Underlying depreciation and amortisation expense is comprised of depreciation and amortisation expense of $23.6 million, partially offset by favourable non-cash inventory movements of $2.1 million recognised within ‘Changes in inventories of finished goods and work in progress’. Refer to Note 7 for further details.

(2)	Refer to Note 4 (c) for further details.
(3)	Underlying capital expenditure excludes capitalised exploration expenditure and right-of-use asset additions.

Contents

Notes to the Financial Statements
4.	Segment Reporting (continued)

(b)	Segment results (continued)

Year ended 30 June 2025	North American Lithium $’000	All other operations $’000	Group / unallocated items and eliminations $’000	Total $’000
Revenue	145,016	–	–	145,016
Total revenue	145,016	–	–	145,016

Underlying EBITDA	(29,483)	(1,444)	(11,973)	(42,900)
Underlying depreciation and amortisation expense (1)	(25,546)	(20)	(361)	(25,927)
Underlying earnings adjustments (2)	(175,388)	–	(4,165)	(179,553)
Loss from operations	(230,417)	(1,464)	(16,499)	(248,380)
Net financial expense				(670)
Loss before income tax				(249,050)
Income tax benefit				1,936
Loss after income tax				(247,114)

Underlying exploration expenditure	6,304	11,390	–	17,694
Underlying capital expenditure (3)	12,765	–	–	12,765
Total underlying assets	223,287	173,581	30,096	426,964
Total underlying liabilities	99,697	1,054	15,212	115,963

(1)
Underlying depreciation and amortisation expense is comprised of depreciation and amortisation expense of $25.0 million and unfavourable non-cash inventory movements of $0.9 million recognised within ‘Changes in inventories of finished goods and work in progress’. Refer to Note 7 for further details.

(2)	Refer to Note 4 (c) for further details.
(3)	Underlying capital expenditure excludes capitalised exploration expenditure and right-of-use asset additions.

Contents

Notes to the Financial Statements
4.	Segment Reporting (continued)

(b)	Segment results (continued)

Year ended 30 June 2024	North American Lithium $’000	All other operations $’000	Group / unallocated items and eliminations $’000	Total $’000
Revenue	132,163	–	–	132,163
Total revenue	132,163	–	–	132,163

Underlying EBITDA	(14,377)	(265)	(19,796)	(34,438)
Underlying depreciation and amortisation expense (1)	(22,118)	(11)	(325)	(22,454)
Underlying earnings adjustments (2)	(13,053)	(4,033)	(3,636)	(20,722)
Loss from operations	(49,548)	(4,309)	(23,757)	(77,614)
Net financial income				1,918
Loss before income tax				(75,696)
Income tax expense				(2,344)
Loss after income tax				(78,040)

Underlying exploration expenditure	10,959	10,817	80	21,856
Underlying capital expenditure (3)	58,822	7,695	2,687	69,204
Total underlying assets	429,072	123,264	77,585	629,921
Total underlying liabilities	73,391	2,725	23,484	99,600

(1)
Underlying depreciation and amortisation expense is comprised of depreciation and amortisation expense of $22.1 million and unfavourable non-cash inventory movements of $0.4 million recognised within ‘Changes in inventories of finished goods and work in progress’. Refer to Note 7 for further details.

(2)	Refer to Note 4 (c) for further details.
(3)	Underlying capital expenditure excludes capitalised exploration expenditure and right-of-use asset additions.

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

Segment liabilities
Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment.

Contents

Notes to the Financial Statements
4.	Segment Reporting (continued)

(c)	Underlying results reconciliation

The following table reconciles the underlying segment information to the Group’s statutory results for the year:

	2026 $’000	2025 $’000	2024 $’000
Underlying EBITDA	14,345	(42,900)	(34,438)
Underlying depreciation and amortisation expense	(21,484)	(25,927)	(22,454)
Underlying earnings adjustments
Fair value adjustments to financial instruments (1)	–	2,942	–
Gain on bargain purchase (2)	33,109	–	–
Income from sale of tax benefits under flow through share arrangements (3)	–	3,937	3,471
Impairment and write down of financial assets (4)	–	–	(5,333)
Merger transaction and integration costs (5)	(8,738)	(8,102)	–
Net loss on disposal of financial assets (6)	–	–	(828)
Net movement in inventories relating to net realisable value adjustments (7)	9,454	(2,718)	(6,843)
Reversal of impairment/(impairment) of non-financial assets (8)	156,013	(175,612)	(11,189)
Write down on settlement of pre-existing contractual arrangement (9)	(137,000)	–	–
Profit/(loss) from operations	45,699	(248,380)	(77,614)
Net financial income/(expense)	725	(670)	1,918
Income tax benefit/(expense)	(2,034)	1,936	(2,344)
Profit/(loss) after income tax	44,390	(247,114)	(78,040)

(1)	Adjustment to profit/(loss) which is reported as part of ‘North American Lithium’.
(2)	Adjustment to profit/(loss) which is reported as part of ‘Group / unallocated items and eliminations’. Refer to Note 30 (d) for further details.
(3)	Adjustment to profit/(loss) which is reported as part of ‘Group / unallocated items and eliminations’.
(4)
Adjustment to profit/(loss) which is reported as part of ‘North American Lithium’ (2026 and 2025: Nil; 2024: $2.4 million) and ‘Group / unallocated items and eliminations’ (2026 and 2025: Nil; 2024: $2.9 million). Management has deemed the impairment and write down of financial assets of $0.4 million for the year ended 30 June 2025 to have been incurred in the ordinary course of business, and therefore no adjustment has been made for the purpose of the underlying results reconciliation. Refer to Note 7 for further details.

(5)	Adjustment to profit/(loss) which is reported as part of ‘Group / unallocated items and eliminations’. Refer to Note 7 for further details.
(6)	Adjustment to profit/(loss) which is reported as part of ’Group / unallocated items and eliminations’.
(7)	Adjustment to profit/(loss) which is reported as part of ‘North American Lithium’. Refer to Note 11 (b) for further details.
(8)
Adjustment to profit/(loss) which is reported as part of ‘North American Lithium’ (2026: profit of $156.0 million; 2025: $175.6 million; 2024: $3.8 million), ‘All other operations’ (2026 and 2025: Nil; 2024: $4.1 million) and ‘Group / unallocated items and eliminations’ (2026 and 2025: Nil; 2024: $3.3 million). Refer to Note 14 for further details.

(9)	Adjustment to profit/(loss) which is reported as part of ‘Group / unallocated items and eliminations’. Refer to Note 30 (d) for further details.

(d)	Major customers

The Group generates revenue from external customers who individually account for greater than 10 per cent of the Group’s total revenue. The following table sets out the applicable revenue percentage generated from each of these customers:

	2026%	2025%	2024%
External Customer 1	76	33	–
External Customer 2	16	–	–
External Customer 3	8	67	45
External Customer 4	–	–	29
External Customer 5	–	–	25

Contents

Notes to the Financial Statements
5.	Revenue
	2026 $’000	2025 $’000	2024 $’000
Sales revenue from contracts with customers	142,929	149,418	167,389
Other revenue (1)	58,746	(4,402)	(35,226)
Total revenue (2)	201,675	145,016	132,163

(1)	Other revenue relates predominantly to provisional pricing adjustments recognised at fair value.
(2)	Revenue relates solely to the sale of spodumene concentrate from North American Lithium. Refer to Note 5 (b) for a disaggregation of revenue by primary geographical market.

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

Provisionally priced sales in which final pricing is referenced to a relevant index include an embedded commodity derivative. The embedded derivative is carried at fair value through profit or loss and presented as part of trade payables or receivables. The period between provisional pricing and final invoicing is typically between 60 and 120 days, with invoices payable on terms of up to 45 days.

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

Contents

Notes to the Financial Statements
5.	Revenue (continued)

(b)	Disaggregation of revenue

The following table disaggregates revenue by primary geographical market:

	2026 $’000	2025 $’000	2024 $’000
Primary geographical markets (1)
China	170,349	138,349	130,061
United States of America	31,326	6,667	2,102
	201,675	145,016	132,163

(1)	Revenue is primarily presented by the geographical destination of the product.

6.	Other Income

	2026 $’000	2025 $’000	2024 $’000
Fair value adjustments to financial instruments	–	2,942	–
Government grants and incentives	194	162	284
Income from sale of tax benefits under flow through share arrangements	–	3,937	3,471
Other income	196	285	264
Total other income	390	7,326	4,019

Contents

Notes to the Financial Statements
7.	Expenses
	2026 $’000	2025 $’000	2024 $’000
Administration and corporate overheads	4,931	3,118	4,460
Changes in inventories of finished goods and work in progress	(17,847)	16,500	(21,390)
Depreciation and amortisation expense	23,630	24,983	22,146
Employee benefits expense	36,378	27,917	30,489
External services	119,236	111,160	115,778
Impairment and write down of financial assets	–	354	5,333
Loss on termination and settlement of contracts	7,218	–	–
Net loss on disposal of financial and non-financial assets	102	–	828
Net movement in inventories relating to net realisable value adjustments (1)	(9,454)	2,718	6,843
Raw materials and consumables used	36,445	30,223	29,354
All other operating expenses	7,849	8,137	8,766
Total expenses (2)	208,488	225,110	202,607

(1)	Refer to Note 11 (b) for details on the net movement in inventories relating to net realisable value adjustments.
(2)
The amount reported for the year ended 30 June 2026 includes $8.7 million of non-recurring merger transaction and integration costs (2025: $8.1 million; 2024: Nil), of which $8.2 million is included within ‘External services’ (2025: $8.0 million; 2024: Nil), $0.4 million is included within ‘Administration and corporate overheads’ (2025: $0.1 million; 2024: Nil), and $0.1 million is included within ‘Employee benefits expense’ (2025 and 2024: Nil).

8.	Tax

(a)	Income tax expense

Income tax expense comprises current and deferred tax and is recognised in the Consolidated Statement of Profit or Loss, except to the extent that it relates to items recognised directly in the Consolidated Statement of Comprehensive Income.

	2026 $’000	2025 $’000	2024 $’000
Current income tax benefit/(expense)	(2,710)	795	(660)
Deferred income tax benefit/(expense)	676	1,141	(1,684)
Total income tax benefit/(expense)	(2,034)	1,936	(2,344)

Income tax expense charged to profit or loss is the tax payable on the current period’s taxable income or loss based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

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

(b)	Reconciliation of prima facie tax expense to income tax expense

	2026 $’000	2025 $’000	2024 $’000
Profit/(loss) before income tax	46,424	(249,050)	(75,696)
Income tax on profit/(loss) before income tax calculated at 30 per cent (2025 and 2024: 30 per cent)	(13,927)	74,715	22,709
Adjust for tax effect of:
Mining Tax – Canada	(2,008)	93	49
Non-assessable income	7,088	1,181	12
Non-deductible expenses	(34,004)	(7,932)	(4,456)
Other assessable income	86	–	(1,263)
Other deductible expenses	–	–	999
Prior period adjustments	389	3,809	–
Tax losses and temporary differences not brought to account	43,891	(61,452)	(17,817)
Tax rate differential on non-Australian income	(3,549)	(8,478)	(2,577)
Total income tax benefit/(expense)	(2,034)	1,936	(2,344)

Contents

Notes to the Financial Statements
8.	Tax (continued)

(c)	Deferred tax balances

Deferred income tax assets and liabilities are attributable to the following tax losses and temporary differences:

	Deferred tax assets		Deferred tax liabilities		Deferred tax charged/ (credited) to profit or loss
	2026 $’000	2025 $’000	2026 $’000	2025 $’000	2026 $’000	2025 $’000
Temporary differences
Deferred income	–	1,319	–	–	1,319	(21)
Property, plant & equipment	–	–	50,495	15,275	35,220	(31,404)
Provisions	4,309	519	–	–	(3,790)	7,371
Tax losses	37,040	3,600	–	–	(33,440)	22,165
Other	309	324	–	–	15	748
Total	41,658	5,762	50,495	15,275	(676)	(1,141)
Set off temporary differences	(41,658)	(5,762)	(41,658)	(5,762)	–	–
Total	–	–	8,837	9,513	(676)	(1,141)

The movement in deferred tax balances during the year is as follows:

	2026 $’000	2025 $’000	2024 $’000
At the beginning of the financial year	9,513	9,853	9,291
Charged/(credited) to profit or loss	(676)	(1,141)	1,684
Charged/(credited) to equity	–	801	(1,122)
At the end of the financial year	8,837	9,513	9,853

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

Contents

Notes to the Financial Statements
8.	Tax (continued)

(d)	Unrecognised deferred tax assets and liabilities

The composition of the Group’s unrecognised deferred tax assets and liabilities is as follows:

	2026 $’000	2025 $’000
Tax losses – capital	4,613	4,378
Tax losses – revenue	69,054	65,327
Temporary differences	57,478	60,249
Total unrecognised deferred tax assets	131,145	129,954

At 30 June 2026, the Group has carry forward Australian, Canadian and US Federal tax losses totalling $422.4 million (2025: $257.6 million) and capital losses of $15.4 million (2025: $14.6 million).

(e)	Tax losses carried forward

At 30 June 2026, total Australian, Canadian and US Federal tax losses subject to expiry for which no deferred tax asset was recognised total $279.6 million (2025: $235.5 million), expiring between 2038 and 2046 (2025: 2037 to 2045).

(f)	Tax consolidation

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

Contents

Notes to the Financial Statements
9.	Earnings per Share

The following table reflects the profit or loss and number of shares used in the basic and diluted earnings per share (EPS) computations:

	2026	2025	2024
Profit/(loss) attributable to equity holders of Elevra Lithium Limited ($’000)	43,068	(190,509)	(66,484)
Weighted average number of ordinary shares (‘000)
Basic earnings per share denominator (1)	156,006	71,864	66,853
Ordinary shares contingently issuable (2)	4,446	–	–
Diluted earnings per share denominator	160,452	71,864	66,853
Earnings per share (cents)
Basic	27.61	(265.10)	(99.45)
Diluted	26.84	(265.10)	(99.45)

(1)	The weighted average number of ordinary shares has been adjusted for the 150:1 share consolidation which occurred on 22 September 2025.
(2)
The weighted average number of contingently issuable ordinary shares as at 30 June 2025 was 1.8 million (2024: 0.1 million). The inclusion of these contingently issuable ordinary shares would have the effect of reducing the loss per share. Accordingly, these potential ordinary shares have not been included in the determination of diluted earnings per share.

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

10.	Trade and Other Receivables

	2026 $’000	2025 $’000
Trade receivables(1)	49,485	15,081
GST/QST receivable from taxation authorities	4,103	6,396
Other receivables – provisional pricing adjustments (2)	–	103
Other receivables	689	158
Total trade and other receivables (3)	54,277	21,738
Comprising:
Current	54,277	21,738
Non-current	–	–

(1)	The amount relating to contract balances as at 30 June 2026 is $49.5 million (2025: $15.1 million).
(2)	Refer Note 5 (a) for details on provisional pricing adjustments.
(3)	Net of allowances for expected credit losses of $1.1 million (2025: $1.1 million).

Recognition and measurement

Trade receivables are generally due within 45 days and are initially recognised at their transaction price, or fair value for those receivables containing a significant financing component. Trade receivables are subsequently measured at amortised cost using the effective interest method, less an allowance for expected credit losses, except for provisionally priced receivables which are subsequently measured at fair value through profit or loss in accordance with IFRS 9 Financial Instruments.

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

Contents

Notes to the Financial Statements
11.	Inventories

	2026 $’000	2025 $’000
Raw materials and consumables	8,575	8,879
Work in progress	11,345	8,456
Finished goods	36,458	13,622
Total inventories	56,378	30,957
Comprising:
Current	56,378	30,957
Non-current	–	–

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

Inventories totalling $154.8 million were recognised as an expense for the year ended 30 June 2026 (2025: $171.3 million; 2024: $162.4 million) and included in Note 7.

(b)	Net movement in inventories relating to net realisable value adjustments

The value of work in progress and finished goods inventories carried at net realisable value as at 30 June 2026 was nil (2025: $22.1 million).

12.	Other Assets

	2026 $’000	2025 $’000
Deposits	7,385	10,689
Prepayments	3,047	2,084
Total other assets	10,432	12,773
Comprising:
Current	4,127	5,609
Non-current	6,305	7,164

Deposits include cash deposits, term deposits held with financial institutions with a maturity of more than three months from reporting date, and funds held as security in favour of Ministère des Ressources naturelles et des Forêts (MRNF) for mine closure and rehabilitation of North American Lithium.

Contents

Notes to the Financial Statements
13.	Property, Plant and Equipment

Year ended 30 June 2026	Land and buildings $’000	Plant and equipment $’000	Mine properties $’000	Capital works in progress $’000	Exploration and evaluation $’000	Total $’000
Cost
At the beginning of the financial year	36,247	243,128	172,050	23,612	72,618	547,655
Acquisitions through business combinations	38,159	36	–	–	–	38,195
Additions	–	–	–	30,205	–	30,205
Changes in closure provision estimate	–	408	–	–	–	408
Disposals	(3,214)	(10,759)	–	–	–	(13,973)
Foreign exchange rate differences	(1,588)	(9,111)	(6,533)	(1,051)	(2,861)	(21,144)
Transfers and other movements	10,708	13,175	5,478	(23,954)	71	5,478
At the end of the financial year	80,312	236,877	170,995	28,812	69,828	586,824
Accumulated depreciation and impairment
At the beginning of the financial year	(20,879)	(154,066)	(46,327)	(9,467)	(4,409)	(235,148)
Depreciation charge for the year	(2,481)	(18,044)	(3,105)	–	–	(23,630)
Impairment reversal for the year	16,842	98,665	36,885	3,621	–	156,013
Disposals	249	10,169	–	–	–	10,418
Foreign exchange rate differences	360	3,439	788	253	328	5,168
Transfers and other movements	–	–	–	–	–	–
At the end of the financial year	(5,909)	(59,837)	(11,759)	(5,593)	(4,081)	(87,179)
Net book value at 30 June 2026	74,403	177,040	159,236	23,219	65,747	499,645

Year ended 30 June 2025
Cost
At the beginning of the financial year	32,458	236,884	171,478	18,779	56,387	515,986
Additions	–	–	42	12,723	17,694	30,459
Changes in closure provision estimate	–	2,100	–	–	–	2,100
Disposals	–	–	–	(372)	(329)	(701)
Foreign exchange rate differences	(435)	(464)	523	322	(135)	(189)
Transfers and other movements	4,224	4,608	7	(7,840)	(999)	–
At the end of the financial year	36,247	243,128	172,050	23,612	72,618	547,655
Accumulated depreciation and impairment
At the beginning of the financial year	(881)	(22,725)	(2,605)	–	(4,825)	(31,036)
Depreciation charge for the year	(2,408)	(17,937)	(4,638)	–	–	(24,983)
Impairment charge for the year	(16,367)	(106,681)	(43,895)	(8,669)	–	(175,612)
Disposals	–	–	–	–	329	329
Foreign exchange rate differences	(1,223)	(6,723)	4,811	(798)	87	(3,846)
Transfers and other movements	–	–	–	–	–	–
At the end of the financial year	(20,879)	(154,066)	(46,327)	(9,467)	(4,409)	(235,148)
Net book value at 30 June 2025	15,368	89,062	125,723	14,145	68,209	312,507

Commitments
Capital expenditure commitments as at 30 June 2026 were $18.3 million (2025: $12.0 million).

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

Right-of-use assets are presented within the respective categories of property, plant and equipment according to the nature of the underlying asset leased. Refer to Note 19 for details on the Group’s right-of-use assets and corresponding lease liabilities.

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

Asset category	Depreciation method
Buildings	2 to 20 years straight-line
Land	Not depreciated
Mine properties (including mineral rights)	Based on ore reserves on a units of production basis
Plant and equipment	2 to 20 years straight-line
Right-of-use assets	Based on the shorter of the asset’s useful life or term of the lease (straight-line)

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

Contents

Notes to the Financial Statements
14.	Impairment of Non-Financial Assets

	2026 $’000	2025 $’000	2024 $’000
Reversal of impairment/(impairment and write down) of non-financial assets
Property, plant and equipment
Capital works in progress	3,621	(8,669)	(3,272)
Exploration and evaluation	–	–	(7,917)
Land and buildings	16,842	(16,367)	–
Mine properties	36,885	(43,895)	–
Plant and equipment	98,665	(106,681)	–
Total reversal of impairment/(impairment and write down) of non-financial assets	156,013	(175,612)	(11,189)

(1)	The impairment reversal of $156.0 million for the year ended 30 June 2026 relates to North American Lithium and includes an allocation of $0.4 million to right-of-use assets.

(a)	Impairment reversal of non-current assets (excluding goodwill)

North American Lithium

The Group considers that North American Lithium (NAL) is a separate CGU as the cash inflows that it generates are largely independent of the cash inflows generated from other assets or groups of assets. For the half year ended 31 December 2025, the Group identified several indicators of impairment reversal for NAL, which subsequently led to an assessment of the carrying value of the NAL CGU. The key indicators of impairment reversal included elimination of the impact of the offtake agreement with Piedmont Lithium Inc. on completion of the merger and a significant improvement in market conditions, specifically relating to the price of spodumene concentrate. No indicators of impairment were present as at 30 June 2026 and therefore no impairment testing was performed at the end of the reporting period.

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

For the year ended 30 June 2025, the Group assessed the carrying value of the NAL CGU and recognised an impairment of $175.6 million due to a deterioration in the lithium market. The recoverable amount of the NAL CGU was determined as $101.4 million based on its fair value less cost of disposal.

Outcome

For the year ended 30 June 2026, the Group assessed the carrying value of the NAL CGU and recognised an impairment reversal of $156.0 million (2025: impairment charge of $175.6 million; 2024: Nil). The recoverable amount of the NAL CGU was determined as $586.8 million based on its fair value less cost of disposal.

Assets previously impaired within the NAL CGU that were either disposed of during the year or considered to have no value as at 30 June 2026 were excluded from the impairment reversal. Furthermore, in accordance with IAS 36 Impairment of Assets, the increased carrying amount of an asset attributable to impairment reversal shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised as at 30 June 2025.

Impairment reversals relating to the NAL CGU were wholly allocated to property, plant and equipment. The impairment reversal of $156.0 million to property, plant and equipment includes $98.7 million recognised in plant and equipment, $36.9million recognised in mine properties, $16.8 million recognised in land and buildings, and $3.6 million recognised in capital works in progress.

The reversal of previously recorded impairment charges reflects higher future sales prices due to elimination of the impact of the offtake agreement with Piedmont Lithium Inc. on completion of the merger and a strengthening in the lithium market, specifically relating to the price of spodumene concentrate. These changes have significantly increased the recoverable amount of the NAL CGU compared to the calculation performed as at 30 June 2025.

Methodology and key assumptions

The fair value measurement is categorised as a Level 3 fair value based on the inputs in the discounted cash flow valuation model over the life of mine period, and was calculated using a real, post-tax discount rate of 10.0 per cent. The key estimates and assumptions used in the determination of fair value less cost of disposal were:

•	spodumene concentrate prices;
•	foreign exchange rates;
•	operating and capital expenditure;
•	discount rate;
•	regulatory approvals; and
•	future production (i.e. Mineral Resource and Ore Reserve estimates).

Contents

Notes to the Financial Statements
14.	Impairment of Non-Financial Assets (continued)

(a)	Impairment reversal of non-current assets (excluding goodwill) (continued)

Methodology and key assumptions (continued)

Key assumptions (real)	31 December 2025 (1)	30 June 2025
Spodumene concentrate prices (US$ per tonne)	US$986 – US$1,775	US$655 – US$1,374
Foreign exchange rates (CAD/USD)	0.7200	0.7332
Unit operating costs (C$ per tonne)	C$597 – C$1,269	C$923 – C$1,231
Discount rate (post-tax)	10.0%	10.0%

(1)	For the half year ended 31 December 2025, the Group identified several indicators of impairment reversal for NAL, which subsequently led to an assessment of the carrying value of the NAL CGU. No indicators of impairment were present as at 30 June 2026 and therefore no impairment testing was performed at the end of the reporting period.

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

Impairment testing and calculations

An assessment of whether there is any indication of impairment or reversal of impairment and the calculation of a CGU’s recoverable amount requires management to make estimates and assumptions about expected production and sales volumes, commodity prices, foreign exchange rates, Mineral Resources and Ore Reserves, regulatory approvals, operating costs, closure and rehabilitation costs, future capital expenditure and allocation of corporate costs. These estimates and assumptions are subject to risk and uncertainty. There is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount. In such circumstances, some or all of the carrying value may be impaired or a previously recognised impairment charge may be reversed, with the impact recognised in the Consolidated Statement of Profit or Loss.

The key estimates and assumptions used in the assessment are as follows:

Commodity prices and market traded consumables	Spodumene concentrate price assumptions are based on the Q4 2025 lithium price forecast from Benchmark Mineral Intelligence.
Foreign exchange rates	The foreign exchange rate assumption applied in the discounted cash flow model reflects the CAD/USD spot exchange rate as at 31 December 2025.
Operating and capital expenditure	Operating and capital cost assumptions are based on the Group’s latest approved budget and life of mine plans.
Discount rate
In determining fair value, the estimated future cash flows of the CGU have been discounted using a real, post-tax discount rate of 10.0 per cent (30 June 2025: 10.0 per cent). The discount rate applied is a risk-adjusted cost of capital which management has deemed appropriate to the CGU.

Regulatory approvals	Life of mine plans include assumptions associated with the successful application and timing of ongoing and future regulatory approvals.
Future production	Life of mine plans are based on Mineral Resource and Ore Reserve estimates and economic life of processing facilities.

Where recoverable amount testing is undertaken, a range of external sources are considered as further input to the above assumptions.

Contents

Notes to the Financial Statements
15.	Trade and Other Payables

	2026 $’000	2025 $’000
Trade payables	16,827	18,172
Accrued expenses	17,175	12,637
Other payables – contract liabilities	9,237	–
Other payables	1,983	1,642
Total trade and other payables	45,222	32,451
Comprising:
Current	45,222	32,451
Non-current	–	–

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

16.	Provisions

	2026 $’000	2025 $’000
Employee benefits	4,265	3,984
Mine closure and rehabilitation (1)	22,710	19,282
Onerous contracts	17,231	–
Total provisions	44,206	23,266
Comprising:
Current	17,337	3,984
Non-current	26,869	19,282

(1)
The amount reported for the year ended 30 June 2026 is comprised of a provision of $19.3 million for closure and rehabilitation of North American Lithium (2025: $19.3 million) and $3.4 million for rehabilitation of the Tennessee landfill facility (2025: Nil). The timing of closure and rehabilitation of North American Lithium is estimated to occur between 2045 and 2047 whilst the timing of rehabilitation of the Tennessee landfill facility is estimated to occur between 2027 and 2028.

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

Contents

Notes to the Financial Statements
16.	Provisions (continued)

The movement in provisions during the year is as follows:

Year ended 30 June 2026	Employee benefits $’000	Mine closure and rehabilitation $’000	Onerous contracts $’000	Total $’000
At the beginning of the financial year	3,984	19,282	–	23,266
Acquisitions through business combinations	9,094	4,265	21,481	34,840
Amounts capitalised for changes in underlying costs and estimates	–	408	–	408
Charge/(credit) to the Consolidated Statement of Profit or Loss:
Changes in underlying costs and estimates	4,735	–	–	4,735
Released during the year	–	–	(2,270)	(2,270)
Unwinding of discount rate	–	320	17	337
Transfers and other movements	(83)	(736)	–	(819)
Utilisation	(13,465)	(829)	(1,997)	(16,291)
At the end of the financial year	4,265	22,710	17,231	44,206

Year ended 30 June 2025
At the beginning of the financial year	3,953	16,867	–	20,820
Amounts capitalised for changes in underlying costs and estimates	–	2,101	–	2,101
Charge/(credit) to the Consolidated Statement of Profit or Loss:
Changes in underlying costs and estimates	3,904	–	–	3,904
Unwinding of discount rate	–	265	–	265
Transfers and other movements	10	49	–	59
Utilisation	(3,883)	–	–	(3,883)
At the end of the financial year	3,984	19,282	–	23,266

Recognition and measurement

Provisions are recognised when the Group has a legal or constructive obligation for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.

Contents

Notes to the Financial Statements
16.	Provisions (continued)

(a)	Employee benefits

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

(c)	Onerous contracts

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs of a contract reflect the lower of the net costs of fulfilling the contract and any compensation or penalties arising from failure to fulfil it.

The Group has recognised a provision for onerous contracts based on legacy loss-making offtake agreements in place at the date of acquisition. The provision is based on management’s best estimate of the fair value associated with these offtake agreements.

Onerous contract provisions are measured based on the value of future cash flows expected to be required to settle the obligation, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring.

Contents

Notes to the Financial Statements
Capital Structure and Financial Management

This section details the capital structure and related financing activities of the Group.

17.	Cash and Cash Equivalents

	2026 $’000	2025 $’000
Cash	200,221	46,552
Short-term deposits	55,058	702
Total cash and cash equivalents (1)	255,279	47,254

(1)	Cash and cash equivalents restricted by legal or contractual arrangements as at 30 June 2026 is nil (2025: $0.1 million).

Cash and cash equivalents include cash on hand, deposits available on demand with banks and other short term highly liquid investments with original maturities of three months or less.

18.	Interest Bearing Liabilities

	2026 $’000	2025 $’000
Contract liabilities	45,595	29,410
Lease liabilities (1)	9,738	1,743
Non-convertible redeemable cumulative preference shares	20,004	19,201
Other interest bearing liabilities	2,749	379
Total interest bearing liabilities	78,086	50,733
Comprising:
Current	49,060	41,074
Non-current	29,026	9,659

(1)	Refer to Note 19 for further details on the Group’s leases.

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

A reconciliation of movements in interest bearing liabilities and other financial liabilities to cash flows arising from financing activities is set out in Note 21 (e).

(a)	Contract liabilities

The Group has entered into contract notes with a trading company partner whereby the Group may elect to receive up to $55 million as advance payments based on the value of committed future sales of spodumene concentrate. Amounts received in advance are recognised against the provisional sale value as the performance obligations under the contract are satisfied, being the time when significant risks and rewards of ownership transfer to the customer, which typically aligns with the loading of the export vessel. This subsequently provides additional capacity under the limit of the contract.

Amounts received in advance are unsecured, with interest paid on the outstanding amount at the Secured Overnight Financing Rate plus 2.4 per cent.

The outstanding amount received in advance as at 30 June 2026 is $45.6 million (2025: $29.4 million), which is expected to be fully realised within the next twelve months.

Contents

Notes to the Financial Statements
18.	Interest Bearing Liabilities (continued)

(b)	Non-convertible redeemable cumulative preference shares

On 27 August 2021, as part of the acquisition of North American Lithium, the Group exchanged Investissement Québec’s (IQ) second ranking debt of C$63 million for twenty million non-convertible redeemable cumulative preference shares held by NAL at a par value of C$1.00 per share. The shares may be redeemed at the option of either NAL or IQ, subject to the satisfaction of various performance conditions.

On 30 January 2026, the Group entered into a revised agreement with IQ to postpone to 1 September 2028 any payment made in connection with the redemption by NAL of the non-convertible redeemable cumulative preference shares held by IQ in the share capital of NAL, having an aggregate stated capital of C$20 million plus accrued interest.

In addition to extending payment to 1 September 2028, a new relief mechanism was included in the revised agreement in which NAL may reduce its liability to IQ if certain local transformation conditions are met.

The terms of the preference shares are detailed below:

•
interest is accrued or paid at 5 per cent per annum for the period from 27 August 2021 to 31 August 2024, 16.25 per cent per annum for the period from 1 September 2024 to 9 October 2025, and 5 per cent per annum for the period from 10 October 2025 onwards;

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

19.	Leases

The nature of the Group’s leases predominantly relates to assets and equipment supporting the operations in line with the Group’s principal activities, as well as real estate in the form of office premises. Lease terms range from three to ten years. Lease contracts are negotiated on an individual basis and contain a wide range of terms and conditions.

(a)	Amounts recognised in the Consolidated Statement of Financial Position

The Consolidated Statement of Financial Position includes the following amounts relating to leases:

	2026 $’000	2025 $’000
Right-of-use assets recognised in property, plant and equipment
Land and buildings
Cost	2,560	984
Accumulated depreciation and impairment	(1,740)	(647)
Net book value	820	337
Plant and equipment
Cost	8,965	4,746
Accumulated depreciation and impairment	(285)	(4,169)
Net book value	8,680	577
Total right-of-use assets	9,500	914
Lease liabilities
Land and buildings – current	310	271
Land and buildings – non-current	684	59
Plant and equipment – current	1,402	1,413
Plant and equipment – non-current	7,342	–
Total lease liabilities	9,738	1,743

Right-of-use asset additions during the year were $9.2 million (2025: Nil).

At 30 June 2026, commitments for leases not yet commenced based on undiscounted contractual amounts were $13.5 million (2025: $1.8 million).

(b)	Amounts recognised in the Consolidated Statement of Profit or Loss

The Consolidated Statement of Profit or Loss includes the following amounts relating to leases:

	2026 $’000	2025 $’000	2024 $’000
Depreciation of right-of-use assets	1,918	1,749	1,832
Impairment of right-of-use assets	–	586	–
Interest on lease liabilities	300	263	445

(c)	Amounts recognised in the Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows includes the following amounts relating to leases:

	2026 $’000	2025 $’000	2024 $’000
Total cash outflow for leases	2,341	2,108	2,150

Contents

Notes to the Financial Statements
19.	Leases (continued)

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

The lease liability is subsequently adjusted to reflect the outstanding interest and any remeasurements to the lease liability, including due to a change in future lease payments arising from a change in rate or index, a change in the Group’s estimate of the amount expected to be payable under a residual guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying value of the right-of-use asset, or is recorded in the Consolidated Statement of Profit or Loss if the carrying value of the right-of-use asset has been reduced to nil.

20.	Financial Income and Expenses

	2026 $’000	2025 $’000	2024 $’000
Financial income
Interest on bank accounts	3,074	2,775	5,027
Net foreign exchange gain	3,424	–	–
Total financial income	6,498	2,775	5,027
Financial expenses
Discounting on provisions and other liabilities	(320)	(265)	(905)
Interest on contract liabilities	(3,149)	–	–
Interest on lease liabilities	(300)	(263)	(477)
Interest on preference shares	(1,559)	(2,362)	(793)
Net foreign exchange loss	–	(285)	(764)
Other financial expenses	(445)	(270)	(170)
Total financial expenses	(5,773)	(3,445)	(3,109)
Net financial income/(expense)	725	(670)	1,918

21.	Financial Instruments and Risk Management

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

Contents

Notes to the Financial Statements
21.	Financial Instruments and Risk Management (continued)

Recognition and measurement (continued)

(i)	Derecognition of financial assets

A financial asset is derecognised when the holder's contractual rights to its cash flows expire, or the asset is transferred in such a way that all the risks and rewards of ownership are substantially transferred.

All of the following criteria need to be satisfied for derecognition of a financial asset:

•	the right to receive cash flows from the asset has expired or been transferred;
•	all risks and rewards of ownership of the asset have been substantially transferred; and
•	the Group no longer controls the asset (i.e. the Group has no practical ability to make a unilateral decision to sell the asset to a third party).

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

The Group’s net exposure to interest rate risk at the reporting date is as follows:

	2026 $’000	2025 $’000
Financial assets
Cash and cash equivalents	255,279	47,254
Other assets	7,385	10,689
Financial liabilities
Interest bearing liabilities (1)	(78,086)	(50,733)
Net exposure	184,578	7,210

(1)	Comparative amounts have been re-presented to include all interest bearing liabilities, consistent with the presentation in the current year.

Sensitivity analysis

The following table demonstrates the sensitivity to a 100 basis point change in interest rates, with all other variables remaining constant:

	Effect on profit after tax 2026 $’000	Effect on profit after tax 2025 $’000
+100 basis point change in interest rates	1,292	50
-100 basis point change in interest rates	(1,292)	(50)

Contents

Notes to the Financial Statements
21.	Financial Instruments and Risk Management (continued)

(a)	Market risk (continued)

(ii)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group operates internationally and is exposed to foreign currency risk arising from currency movements, primarily in respect of transactions and instruments in Australian and Canadian dollars. No derivative financial instruments are employed to mitigate the exposed risks.

The Group's net exposure to foreign currency risk (in United States dollars) at the reporting date is as follows:

	Australian dollar risk exposure 2026 $’000	Australian dollar risk exposure 2025 $’000	Canadian dollar risk exposure 2026 $’000	Canadian dollar risk exposure 2025 $’000
Financial Assets
Cash and cash equivalents	98,746	37,840	138,867	11,478
Trade and other receivables	8,334	4,799	7,964	18,174
Other assets	1,428	832	11,871	3,551
Financial liabilities
Trade and other payables	(2,729)	(3,601)	(38,922)	(44,532)
Interest bearing liabilities	(274)	(127)	(34,481)	(28,493)
Net exposure	105,505	39,743	85,299	(39,822)

Sensitivity analysis

Based on the Group’s net financial assets and liabilities as at 30 June, a weakening of the United States dollar against these currencies as illustrated in the table below, with all other variables held constant, would have the following effect on the Group’s profit or loss after tax:

	Effect on profit after tax 2026 $’000	Effect on profit after tax 2025 $’000
5 per cent movement in Australian dollar	3,693	1,391
5 per cent movement in Canadian dollar	2,985	(1,394)

(iii)	Commodity price risk

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

At 30 June 2026, the Group had no shipments of spodumene concentrate that were provisionally priced and therefore exposed to the impact of movements in commodity prices (2025: 46,872 dmt).

Contents

Notes to the Financial Statements
21.	Financial Instruments and Risk Management (continued)

(b)	Liquidity risk

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

Financial asset and financial liability maturity analysis

The following table shows an undiscounted contractual maturity analysis for financial assets and financial liabilities and reflects management's expectations with respect to realisation of financial assets and financial liabilities and timing of termination:

Year ended 30 June 2026	Weighted average interest rate %	1 year or less $’000	1 to 5 years $’000	More than 5 years $’000	Total $’000
Financial Assets
Cash and cash equivalents	2.86%	255,279	–	–	255,279
Trade and other receivables		50,174	–	–	50,174
Other financial assets		–	–	8,805	8,805
Other assets	2.58%	1,110	6,275	–	7,385
Total financial assets		306,563	6,275	8,805	321,643
Financial liabilities
Trade and other payables		45,222	–	–	45,222
Interest bearing liabilities	5.84%	46,917	21,431	–	68,348
Lease liabilities	9.92%	2,556	7,324	3,675	13,555
Total financial liabilities		94,695	28,755	3,675	127,125
Net financial instruments		211,868	(22,480)	5,130	194,518

Year ended 30 June 2025
Financial Assets
Cash and cash equivalents	3.49%	47,254	–	–	47,254
Trade and other receivables		15,342	–	–	15,342
Other financial assets		–	–	659	659
Other assets	2.14%	3,525	439	6,725	10,689
Total financial assets		66,121	439	7,384	73,944
Financial liabilities
Trade and other payables		32,451	–	–	32,451
Interest bearing liabilities	10.51%	39,381	9,600	–	48,981
Lease liabilities	9.63%	1,764	59	–	1,823
Total financial liabilities		73,596	9,659	–	83,255
Net financial instruments		(7,475)	(9,220)	7,384	(9,311)

(c)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit risk arises from exposures to deposits with financial institutions, trade and other receivables and deposits. Management monitors credit risk by actively assessing the rating quality and liquidity of counterparties.

The Group's maximum exposure to credit risk at reporting date is $305.5 million (2025: $65.4 million), which includes $262.7 million (2025: $47.4 million) in cash and cash equivalents and other long term fixed deposits held with major financial institutions with high credit ratings.

Contents

Notes to the Financial Statements
21.	Financial Instruments and Risk Management (continued)

(d)	Fair values

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

At 30 June 2026	Level 1 $’000	Level 2 $’000	Level 3 $’000	Total $’000
Other financial assets designated at FVOCI	8,805	–	–	8,805
Total	8,805	–	–	8,805

At 30 June 2025
Other financial assets designated at FVOCI	659	–	–	659
Trade and other receivables	–	103	–	103
Total	659	103	–	762

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

Contents

Notes to the Financial Statements
21.	Financial Instruments and Risk Management (continued)

(e)	Changes in liabilities from financing activities

The movement in the Group’s liabilities from financing activities during the year is as follows:

Year ended 30 June 2026	Interest bearing liabilities $’000	Preference shares $’000	Lease liabilities $’000	Total $’000
At the beginning of the financial year	379	19,201	1,743	21,323
Cash movements	(1,805)	–	(2,341)	(4,146)
Other non-cash movements	4,175	803	10,336	15,314
At the end of the financial year	2,749	20,004	9,738	32,491

Year ended 30 June 2025
At the beginning of the financial year	–	18,419	3,590	22,009
Cash movements	655	–	(2,108)	(1,453)
Other non-cash movements	(276)	782	261	767
At the end of the financial year	379	19,201	1,743	21,323

Year ended 30 June 2024
At the beginning of the financial year	75	18,156	4,141	22,372
Cash movements	(75)	–	(2,150)	(2,225)
Other non-cash movements	–	263	1,599	1,862
At the end of the financial year	–	18,419	3,590	22,009

Contents

Notes to the Financial Statements
22.	Share Capital

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

The movement in ordinary fully paid shares during the year is as follows:

	2026 No. shares	2025 No. shares	2024 No. shares
At the beginning of the financial year	11,543,296,014	10,293,296,014	10,039,138,024
Shares issued – pre-share consolidation	13,721,852,304	1,250,000,000	204,157,990
Reduction in ordinary fully paid shares on consolidation (1)	(25,096,689,477)	–	–
Shares issued – post-share consolidation	24,670,928	–	–
Employee share awards vested	1,301,917	–	10,000,000
Exercise of options	255,830	–	40,000,000
Movement in treasury shares under Employee Share Plans	(671,487)	–	–
At the end of the financial year	194,016,029	11,543,296,014	10,293,296,014
Comprising:
Shares held by the public	193,020,849	11,293,296,014	10,293,296,014
Treasury shares	995,180	250,000,000	–

	2026 $’000	2025 $’000	2024 $’000
At the beginning of the financial year	586,472	561,903	535,385
Shares issued (2)	259,792	25,899	25,413
Shares issued on acquisition of subsidiaries, operations and joint operations	196,624	–	–
Employee share awards vested	4,306	–	1,186
Transaction costs associated with share issues	(9,144)	(1,330)	(81)
At the end of the financial year	1,038,050	586,472	561,903

(1)	On 22 September 2025, the Company consolidated the number of shares on issue on a 150:1 basis, resulting in the conversion of every 150 shares into one share.
(2)	Amount reported for the year ended 30 June 2026 includes non-cash share issuances totalling 854,276 ordinary fully paid shares for consideration of $5.9 million (2025 and 2024: Nil).

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholders' meetings, each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

The Company does not have authorised capital or par value in respect of its issued shares.

(a)          Significant share issues during the year

As part of the merger between Piedmont and Sayona, the Company issued 11,565,602,304 ordinary fully paid shares in Sayona Mining Limited as consideration to acquire 100 percent of the existing share capital in Piedmont. The shares were issued in separate allotments of 11,565,504,804 ordinary fully paid shares on 1 September 2025 and 97,500 ordinary fully paid shares on 9 September 2025.

On 4 September 2025, the Company completed a fully underwritten placement to Resource Capital Fund VIII L.P. (RCF), resulting in the issuance of 2,156,250,000 ordinary fully paid shares at an issue price of A$0.032 per share for aggregate gross proceeds of US$45.2 million.

On 18 May 2026, the Company completed a fully underwritten placement to institutional investors, resulting in the issuance of 22,540,984 ordinary fully paid shares at an issue price of A$12.20 per share for aggregate gross proceeds of US$196.0 million. Following the placement, the Company completed a non-underwritten Share Purchase Plan to eligible existing shareholders, resulting in the issuance of 1,275,668 ordinary fully paid shares at an issue price of A$12.20 per share for aggregate gross proceeds of US$11.1 million.

Various other share issuances and exercise of options totalling 255,830 ordinary fully paid shares occurred throughout the year for aggregate gross proceeds of US$1.6 million.

Contents

Notes to the Financial Statements
22.	Share Capital (continued)

Options

Options are classified as equity and issue proceeds are taken up in the share based payments reserve. Transaction costs (net of tax, where the deduction can be utilised) arising on the issue of options are recognised in equity as a reduction of the option proceeds received.

The movement in options during the year is as follows:

	2026 No. options	2025 No. options	2024 No. options
At the beginning of the financial year	2,234,482	12,234,482	42,234,482
Granted during the year – pre-share consolidation	408,541,913	–	10,000,000
Reduction in options on consolidation(1)	(408,037,885)	–	–
Granted during the year – post-share consolidation	7,486,535	–	–
Exercised during the year	(255,830)	–	(40,000,000)
Forfeited / lapsed during the year	(14,897)	(10,000,000)	–
At the end of the financial year	9,954,318	2,234,482	12,234,482
Comprising:
Listed options	–	–	–
Unlisted options	9,954,318	2,234,482	12,234,482

(1)
On 22 September 2025, the Company consolidated the number of options on issue on a 150:1 basis, resulting in the conversion of every 150 options into one option. The exercise price of the options was adjusted in inverse proportion to the consolidation ratio.

(a)	Significant grant of options during the year

On 12 August 2025, Resource Capital Fund VIII L.P. (RCF) agreed to subscribe to 1,200,000,000 options in Sayona Mining Limited at an exercise price of A$0.032 (equivalent to 8,000,000 options in Elevra Lithium Limited at an exercise price of A$4.80) to be issued in two tranches:

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

On 4 September 2025, the Company issued 408,541,913 options in Sayona Mining Limited (equivalent to 2,723,613 options in Elevra Lithium Limited) to RCF under the first tranche of the subscription. On 30 June 2026, the Company issued the remaining 5,276,387 options in Elevra Lithium Limited to RCF under the second tranche of the subscription.

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
23.	Reserves

Year ended 30 June 2026	Financial asset reserve $’000	Foreign currency translation reserve $’000	Other reserve $’000	Share based payments reserve $’000	Total $’000
At the beginning of the financial year	(1,130)	(44,096)	–	2,022	(43,204)
Financial assets at fair value through other comprehensive income	3,379	–	–	–	3,379
Foreign exchange differences on translation of foreign operations	–	(22,113)	–	–	(22,113)
Reallocation of non-controlling interest on business combination	–	–	(26,459)	–	(26,459)
Replacement share awards acquired through business combinations	–	–	–	5,167	5,167
Employee share entitlements for unvested awards, net of tax	–	–	–	3,663	3,663
Employee share awards vested, net of tax	–	–	–	(4,306)	(4,306)
Transfers and other movements	–	(485)	–	(226)	(711)
At the end of the financial year	2,249	(66,694)	(26,459)	6,320	(84,584)

Year ended 30 June 2025
At the beginning of the financial year	(1,173)	(39,911)	–	512	(40,572)
Financial assets at fair value through other comprehensive income	43	–	–	–	43
Foreign exchange differences on translation of foreign operations	–	(4,185)	–	–	(4,185)
Employee share entitlements for unvested awards, net of tax	–	–	–	1,711	1,711
Transfers and other movements	–	–	–	(201)	(201)
At the end of the financial year	(1,130)	(44,096)	–	2,022	(43,204)

Year ended 30 June 2024
At the beginning of the financial year	(1,037)	(25,807)	–	2,926	(23,918)
Financial assets at fair value through other comprehensive income	2,512	–	–	–	2,512
Foreign exchange differences on translation of foreign operations	–	(14,104)	–	–	(14,104)
Employee share entitlements for unvested awards, net of tax	–	–	–	(155)	(155)
Employee share awards vested, net of tax	–	–	–	(1,186)	(1,186)
Transfers and other movements	(2,648)	–	–	(1,073)	(3,721)
At the end of the financial year	(1,173)	(39,911)	–	512	(40,572)

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

Share based payments reserve
The share based payments reserve represents the fair value of share based payments provided to both employees and non-employees. Refer to Note 24 for details on share based payments.

Contents

Notes to the Financial Statements
Other Disclosures

This section contains other information that must be disclosed to comply with accounting standards and other pronouncements.

24.	Share Based Payments

The Group had the following employee share ownership plans in place as at 30 June 2026:

Plans	Recipients	Outstanding awards
Recurring
Deferred Short-Term Incentive Plan (1)	Executive KMP and eligible employees	FY25, FY26
Employee Share Plan (2)	Eligible employees	FY25, FY26
Long-Term Incentive Plan (3)	Executive KMP and eligible employees	FY25, FY26
Non-recurring
Piedmont Stock Incentive Plan (4)	Eligible employees

(1)
Outstanding awards granted on 28 November 2024 and 21 November 2025 respectively, with vesting subject to service conditions only as annual performance hurdles were assessed at 30 June 2025 and 30 June 2026 respectively.

(2)	Outstanding awards granted on 31 December 2024 and 12 December 2025 respectively, with vesting subject to service conditions only.
(3)	Outstanding awards granted on 28 November 2024 and 21 November 2025 respectively, with vesting subject to performance and service conditions.
(4)	Outstanding awards granted on 29 August 2025, with vesting subject to service conditions only.

24.	Share Based Payments (continued)

Except for replacement option awards granted under the Replacement Share & Option Award Plan, all equity awards are issued for nil consideration and take the form of rights to receive one ordinary share in Elevra Lithium Limited for each right granted, subject to performance and/or service conditions being met. Performance conditions include total shareholder return relative to a global comparator group of peers.

Equity awards do not confer any dividend or voting rights until they convert into ordinary shares at vesting, nor do they confer any rights to participate in a share issue. No equity awards are eligible for a Dividend Equivalent Payment.

(a)	Description of employee share ownership plans

Employee Share and Option Plan
On 16 November 2022, the Group established an Employee Share and Option Plan which enables the grant of equity rights and options to key management personnel, senior management and other eligible employees. Invitation to participate in the plan is at the absolute discretion of the Board.

The key terms and conditions related to grants under the plan are as follows:

•	the Board retains discretion to make decisions on the plan and set or amend terms and conditions; and
•	the vesting of equity rights and options will be conditional on the satisfaction of all vesting conditions attaching to the equity rights and options.

(i)	Recurring employee share ownership plans

The equity awards listed below are subject to the general conditions noted above and may be granted annually, subject to approval by shareholders at the Annual General Meeting for awards to the Managing Director and Chief Executive Officer and by the Board of Directors for all other awards to eligible employees:

Deferred Short-Term Incentive (STI) Plan

The Deferred Short-Term Incentive Plan is the Group’s short-term incentive plan for the Executive Leadership Team and other eligible employees. Awards are granted annually to eligible employees. Awards granted under the FY25 Deferred Short-Term Incentive Plan and FY26 Deferred Short-Term Incentive Plan will vest in October 2026 and September 2027 respectively, subject to participants remaining employed by the Group.

Employee Share Plan

The Employee Share Plan is the Group’s share plan for employees not eligible to participate in the Deferred Short-Term Incentive Plan or Long-Term Incentive Plan. Awards are granted annually to eligible employees. The second tranche of awards granted under the FY25 Employee Share Plan will vest in January 2027, subject to participants remaining employed by the Group. Awards granted under the FY26 Employee Share Plan will vest in January 2027, subject to participants remaining employed by the Group.

Long-Term Incentive (LTI) Plan

The Long-Term Incentive Plan is the Group’s long-term incentive plan for the Executive Leadership Team and other eligible employees. Awards are granted annually to eligible employees. Awards granted under the FY25 Long-Term Incentive Plan and FY26 Long-Term Incentive Plan are subject to performance and service conditions being satisfied over a three (3) year measurement period, with vesting to occur in August 2027 and August 2028 respectively.

(ii)	Non-recurring employee share ownership plans

The equity awards listed below are subject to the general conditions noted above and are either one-off or will not be granted on an ongoing basis:

Piedmont Stock Incentive Plan
In accordance with the terms of the Merger Agreement, the Group exchanged equity awards held by employees of Piedmont immediately prior to merger completion (acquiree awards) for equity awards in Elevra Lithium Limited. Piedmont Replacement Share Awards were granted in two tranches, with vesting of the first tranche accelerated to the date of merger completion. The second tranche of Piedmont Replacement Share Awards granted under the Piedmont Stock Incentive Plan will vest in January 2027, subject to participants remaining employed by the Group. Piedmont Replacement Option Awards granted under the Piedmont Stock Incentive Plan were issued at various exercise prices ranging from US$6.00 to US$19.50, with vesting accelerated to the date of merger completion.

Transitional Management Incentive Plan

The Transitional Management Incentive Plan is a one-off grant made to eligible employees to satisfy contractual employment obligations in place prior to implementation of the recurring employee share ownership plans noted above. No further awards are proposed to be granted under the Transitional Management Incentive Plan.

24.	Share Based Payments (continued)

(b)	Employee Share Plan Trust

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

The fair value of non-market-based performance rights (i.e. Deferred Short-Term Incentive Plan, Employee Share Plan, Replacement Share Award Plan, Transitional Management Incentive Plan, and Equity-settled Transactions) is measured using the Black Scholes methodology and the fair value of market-based performance rights (i.e. Long-Term Incentive Plan) is measured using the Monte Carlo methodology. These methodologies consider the following:

•	Expected life of the award;
•	Current market price of the underlying shares;
•	Expected volatility (of the individual company and each peer group);
•	Expected dividends;
•	Risk-free interest rate; and
•	Market-based performance hurdles (performance rights only).

The expected volatility for all rights issued is based on the historical share price volatility of the Group at each respective grant date.

The inputs used in the measurement of the fair values at grant date were as follows:

Year ended 30 June 2026	Fair value at grant date $	Share price at grant date $	Expected volatility %	Expected life (in years)	Risk-free interest rate %
Recurring
FY25 Deferred STI Awards	3.12	3.12	80	1.92	3.957
FY26 Deferred STI Awards	3.17	3.17	80	1.85	3.689
FY25 Employee Share Awards	2.52	2.52	80	1.00 – 2.00	3.849 – 4.002
FY26 Employee Share Awards	4.56	4.56	80	1.05	3.953
FY25 LTI Awards	2.53	2.53	80	2.76	3.923
FY26 LTI Awards	2.74	3.17	76	2.77	3.747
Non-recurring
Piedmont Replacement Option Awards	0.96 – 1.85	2.55	85	N/A	3.767 – 4.076
Piedmont Replacement Share Awards	2.55	2.55	85	1.34	3.749

Contents

Notes to the Financial Statements
24.	Share Based Payments (continued)

(d)	Reconciliation of outstanding equity rights

Year ended 30 June 2026	Equity rights at beginning of the year	Granted during the year	Vested during the year	Forfeited / lapsed during the year	Other net changes (1)	Equity rights at end of the year
Recurring
FY24 Deferred STI Awards	3,409,320	–	(22,730)	–	(3,386,590)	–
FY25 Deferred STI Awards	44,645,160	–	(35,281)	(18,419)	(44,347,524)	243,936
FY26 Deferred STI Awards	–	400,166	–	–	–	400,166
FY25 Employee Share Awards	74,314,040	2,160	(217,230)	(2,040,677)	(71,856,006)	202,287
FY26 Employee Share Awards	–	76,417	–	(8,623)	–	67,794
FY25 LTI Awards	95,304,360	–	–	(14,678)	(94,668,994)	620,688
FY26 LTI Awards	–	931,403	–	(6,462)	–	924,941
Non-recurring
FY24 Transitional Management Incentive Awards	49,987,640	–	(333,260)	–	(49,654,380)	–
Piedmont Replacement Share Awards (2)	–	748,826	(693,416)	(9,160)	–	46,250
Total outstanding rights	267,660,520	2,158,972	(1,301,917)	(2,098,019)	(263,913,494)	2,506,062

(1)	On 22 September 2025, the Company consolidated the number of rights on issue on a 150:1 basis, resulting in the conversion of every 150 rights into one right.
(2)
The Piedmont Replacement Share Awards are managed separately to all other awards granted under the Company’s shareholder approved Employee Share and Option Plan. These awards are managed under the terms of the Piedmont Stock Incentive Plan. The Company has been granted a waiver from ASX Listing Rule 6.23.4 to enable these awards to be settled through the allocation of shares in Elevra Lithium Limited. As such, these awards have not been included in the total number of unquoted equity securities disclosed to the ASX.

None of the awards listed above have an exercise price or are exercisable at 30 June 2026.

(e)	Reconciliation of outstanding options
Year ended 30 June 2026	Equity rights at beginning of the year	Granted during the year	Exercised during the year	Forfeited / lapsed during the year	Other net changes (1)	Equity rights at end of the year
Non-recurring
Equity-Settled Services (2)	2,234,482	–	–	(14,897)	(2,219,585)	–
Piedmont Replacement Option Awards (3)	–	2,153,470	(255,830)	–	–	1,897,640
Non-share based payments
Equity-Settled Transactions (4)	–	413,874,978	–	–	(405,818,300)	8,056,678
Total outstanding options	2,234,482	416,028,448	(255,830)	(14,897)	(408,037,885)	9,954,318

(1)
On 22 September 2025, the Company consolidated the number of options on issue on a 150:1 basis, resulting in the conversion of every 150 options into one option. The exercise price of the options was adjusted in inverse proportion to the consolidation ratio.

(2)
Equity-settled services relate to options granted to Jett Capital Advisors, LLC in respect of corporate advisory services undertaken for the Group. Options were granted on 28 November 2022 and lapsed on 28 November 2025.

(3)
The Piedmont Replacement Option Awards are managed separately to all other awards granted under the Company’s shareholder approved Employee Share and Option Plan. These awards are managed under the Piedmont Stock Incentive Plan. The Company has been granted a waiver from ASX Listing Rule 6.23.4 to enable these awards to be settled through the allocation of shares in Elevra Lithium Limited. As such, these awards have not been included in the total number of unquoted equity securities disclosed to the ASX.

(4)	Equity-settled transactions relate to options granted to Resource Capital Fund VIII L.P. and Waratah Capital Advisors Ltd.

Options do not confer any dividend or voting rights until they convert into ordinary fully paid shares. Each option is entitled to be converted into one ordinary share in Elevra Lithium Limited.

(f)	Expense recognised in profit or loss

The total share based payment expense recognised in respect of employee share ownership plans for the year ended 30 June 2026 was $3.7 million (2025: $1.7 million; 2024: ($0.2) million, including a ($0.2) million reversal of unvested awards), which is included within ‘Employee benefits expense’ in Note 7.

25.	Contingent Assets and Liabilities

From time to time, the Group may receive claims from customers and suppliers in the ordinary course of business. The Group assesses any claims received from customers or suppliers and deals with them as required. The Group only recognises amounts as liabilities when they are probable, or discloses amounts as contingencies when they are less than probable but not remote, and only where a reliable estimate can be made.

The Group is not aware of any material contingent assets or contingent liabilities as at 30 June 2026 (2025: Nil).

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

The subsidiaries of the Group at the reporting date are as follows:

			Ownership interest
Subsidiaries	Country of Incorporation	Principal activity	2026%	2025%	2024%
9474-9454 Québec Inc.	Canada	Exploration	100	100	100
Lasec Exploration Canada Inc.	Canada	Exploration	100	–	–
North American Lithium Inc. (1)	Canada	Lithium mining and processing	100	75	75
Piedmont Lithium Carolinas, Inc.	United States	Sales, marketing and distribution	100	–	–
Piedmont Lithium Cayman Inc.	United Kingdom	Holding company	100	–	–
Piedmont Lithium Finland Holdings, LLC	United States	Investment holding company	100	–	–
Piedmont Lithium Ghana Holdings, LLC	United States	Holding company	100	–	–
Piedmont Lithium Inc.	United States	Administrative, management and support services	100	–	–
Piedmont Lithium International Canada BC ULC	Canada	Administrative, management and support services	100	–	–
Piedmont Lithium International US, LLC	United States	Sales, marketing and distribution	100	–	–
Piedmont Lithium Newfoundland Holdings, LLC	United States	Holding company	100	–	–
Piedmont Lithium Québec Holdings Inc.	United States	Investment holding company	100	–	–
Piedmont Lithium Pty Ltd	Australia	Holding company	100	–	–
PLNC Holdings, LLC	United States	Administrative, management and support services	100	–	–
PLNC Land, LLC	United States	Investment holding company	100	–	–
PLTN Holdings, LLC	United States	Administrative, management and support services	100	–	–
PLTN Land, LLC	United States	Investment holding company	100	–	–
PLTN Real Estate, LLC	United States	Holding company	100	–	–
Sayona East Kimberley Pty Ltd	Australia	Exploration	100	100	100
Sayona Inc.	Canada	Administrative, management and support services	100	100	100
Sayona International Pty Ltd	Australia	Investment holding company	100	100	100
Sayona Lithium Pty Ltd	Australia	Exploration	100	100	100
Sayona North Inc.	Canada	Exploration	100	100	100
Sayona Québec Inc. (1)	Canada	Investment holding company	100	75	75
Shock MergeCo Inc. (2)	United States	Investment holding company	–	100	–

(1)	Non-controlling ownership interest of 25 per cent is held by Piedmont Lithium Québec Holdings Inc.
(2)
Shock MergeCo Inc. was incorporated on 14 November 2024. On merger completion, Piedmont Lithium Inc. merged with and into Shock MergeCo Inc., resulting in Shock MergeCo Inc. being replaced by Piedmont Lithium Inc.

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

The Group has interests in the following joint arrangements at reporting date:

			Ownership interest
Subsidiaries	Country of Incorporation	Principal activity	2026%	2025%	2024%
Moblan Lithium Project (1)	Canada	Investissement Québec	60	60	60
Morella Lithium Joint Venture (2)	Australia	Morella Corporation Limited	49	49	49
Vallée Lithium Project (3)	Canada	Consolidated Lithium Metals Inc.	25	25	25

(1)
On 15 October 2021, the Group acquired a 60 per cent interest in the Moblan Lithium Project, a drilling deposit host to high grade spodumene mineralisation. The project is 40 per cent owned by Investissement Québec.

(2)
On 1 November 2022, Morella Corporation Limited satisfied the requirements under the Earn-In Agreement relating to several Pilbara tenements with lithium rights located in the Pilgangoora district in Western Australia, Australia. Under the agreement, Morella Corporation Limited was required to spend $1.5 million on exploration within three years in order to earn a 51 per cent interest in the project. The Joint Venture Agreement was executed on 15 July 2024.

(3)
On 14 December 2023, North American Lithium Inc. satisfied a requirement under the Earn-In Agreement relating to the assets and mineral rights of the Vallée Lithium Project located in Québec, Canada. Under the agreement, North American Lithium Inc. was required to spend C$4.0 million on exploration within a twelve month period to earn a 25 per cent interest in the project.

The above interests represent arrangements in which the parties maintain direct interests in each asset, and obligations for the liabilities, relating to the arrangement. The Group's interest in the assets and liabilities, revenue and expenses of joint operations are included in the respective line items of the consolidated financial statements.

Contents

Notes to the Financial Statements
28.	Key Management Personnel

(a)	Key management personnel compensation

	2026 $’000	2025 $’000	2024 $’000
Short-term employee benefits	2,536	2,118	1,531
Post-employment benefits	85	90	55
Termination benefits	–	–	865
Share based payments	1,448	1,215	–
Total key management personnel compensation	4,069	3,423	2,451

(b)	Transactions with key management personnel

There were no transactions with key management personnel during the reporting period (2025 and 2024: Nil).

(c)	Transactions with key management personnel related entities

During the year, the Company was charged $379,286 by entities controlled or jointly controlled by key management personnel for services provided in their capacity as Directors of the Company (2025: $279,236; 2024: $215,719). These transactions were conducted on normal commercial terms and have been included in key management personnel compensation in the table above.

No amounts were owed by the Group to key management personnel related entities as at 30 June 2026 (2025: $56,135).

(d)	Loans to key management personnel

There were no loans (either receivable or payable) with any key management personnel as at 30 June 2026 (2025: Nil).

29.	Related Party Transactions

(a)	Parent entity

The ultimate parent entity of the Group is Elevra Lithium Limited, which is incorporated and domiciled in Australia.

The registered office of the Company is Level 3, 10 Eagle Street, Brisbane QLD 4000.

(b)	Subsidiaries, joint ventures and associates

The Group’s interests in subsidiaries, joint ventures and associates are disclosed in Note 26 and Note 27.

(c)	Transactions with related parties

The following table reflects significant transactions and outstanding balances with related parties (excluding compensation to key management personnel) during and at the end of the reporting period:

	Other Related Parties
	2026 $’000	2025 $’000
Transactions with related parties
Purchases of goods and services	(203)	(213)

Outstanding balances with related parties
Purchases of goods and services	(56)	(53)

All transactions between related parties are at market prices or on normal commercial terms, no more favourable to the Group than those arranged with third parties.

Contents

Notes to the Financial Statements
30.	Business Combinations

Merger between Piedmont Lithium Inc. and Sayona Mining Limited

On 18 November 2024, Sayona Mining Limited (“Sayona” and subsequently “Elevra”), Shock MergeCo Inc., a wholly owned subsidiary of Sayona (“Merger Sub”), and Piedmont Lithium Inc. (“Piedmont”) entered into a Merger Agreement to combine Piedmont and Sayona. On 31 July 2025, the merger was approved by Sayona shareholders at the Company's Extraordinary General Meeting. Piedmont stockholders subsequently approved the merger at their Special Meeting on 23 August 2025 (Australian time). Completion of the merger occurred on 30 August 2025 (Australian time), with Shock MergeCo Inc. acquiring 100 per cent of the shares and voting interests in Piedmont Lithium Inc.

Included in the identifiable assets and liabilities acquired at the date of completion are inputs (including a head office, offtake agreement and customer contracts) and an organised workforce. The Group has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Group has concluded that the acquired set is a business.

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

The merger is planned to create a stronger and more streamlined lithium business that will have a diversified growth portfolio. The strategic rationale for the merger was outlined in the Notice of Meeting and Explanatory Memorandum as per the ASX release dated 20 June 2025 and is summarised below:

•	Elevra is projected to be a leading North American hard rock pure-play lithium producer based on the combined life-of-the-mine spodumene concentrate capacity
•	Optimisation of the North American Lithium project
•	Geographic and asset diversification
•	Strengthened balance sheet to support growth pipeline
•	Expected greater liquidity and continuity for investors
•	Expected benefit to key financial metrics
•	Experienced board and management in the growing lithium market

(a)	Consideration transferred

The following table summarises the fair value of each major class of consideration transferred at the date of acquisition:

$‘000
Equity instruments issued	196,624
Replacement share awards (1)	5,167
Total consideration transferred (2)	201,791

(1)	The fair value of replacement share awards has been adjusted by $3.7 million since the preliminary purchase price allocation (previously $1.5 million) to recognise the fair value of options and rights on foot at the date of acquisition.
(2)	Amount excludes the fair value associated with settlement of the pre-existing contractual arrangement between Piedmont and Sayona. Refer to Note 30 (c) for further details.

Equity instruments issued

The following table summarises the calculation of the total value of equity instruments issued:

Number of Piedmont common stock on issue on date of acquisition (#)	21,946,069
Exchange ratio (per share of Piedmont common stock) (#)	527
Number of Sayona ordinary shares issued (#) (1)	11,565,602,304
Closing price of Sayona ordinary shares traded on the ASX on date of acquisition (A$)	0.0260
Total value of equity instruments issued ($’000) (2)	196,624

(1)	Amount may not reconcile as individual shareholdings have been rounded up to the nearest share on conversion of Piedmont common stock to ordinary fully paid shares in Sayona Mining Limited.
(2)	Amount has been converted to United States dollars on the date of acquisition using an exchange rate of A$1.00:US$0.6539.

Contents

Notes to the Financial Statements
30.	Business Combinations (continued)

(a)	Consideration transferred (continued)

Replacement share awards

In accordance with the terms of the Merger Agreement, the Group exchanged equity awards held by employees of Piedmont immediately prior to merger completion (acquiree awards) for equity awards in Elevra Lithium Limited.

The fair value of the replacement share awards is $5.2 million, which relates solely to past service and has been included in the total consideration paid on business combination.

(b)	Merger transaction costs

For the year ended 30 June 2026, the Group incurred non-recurring merger transaction and integration costs of $8.7 million (2025: $8.1 million; 2024: Nil) in relation to corporate advisory and success fees, legal fees and other due diligence costs, of which $8.2 million is included within ‘External services’, $0.4 million is included within ‘Administration and corporate overheads’ and $0.1 million is included within ‘Employee benefits expense’. Refer to Note 7 for further details.

To date, the Group has incurred non-recurring merger transaction and integration costs of $16.8 million mainly relating to legal fees, corporate advisory and success fees and other due diligence costs.

(c)	Identifiable assets acquired and liabilities assumed

The following table summarises the recognised amounts of assets acquired and liabilities assumed at the date of acquisition:

$‘000
Cash and cash equivalents	34,452
Trade and other receivables	25,656
Other financial assets	4,127
Property, plant and equipment	38,195
Advances to affiliates	16,844
Other assets	573
Fair value of total assets acquired	119,847
Trade and other payables	30,320
Interest bearing liabilities	24,750
Provisions (1)	34,840
Fair value of total liabilities assumed	89,910
Fair value of net assets acquired	29,937

(1)	The fair value of provisions assumed has been adjusted by $25.2 million since the preliminary purchase price allocation (previously $9.6 million) to recognise onerous contract provisions relating to legacy loss-making offtake agreements in place at the date of acquisition. The provision is based on management’s best estimate of the fair value associated with these offtake agreements. Refer to Note 16 for further details.

(d)	Gain on bargain purchase

A gain on bargain purchase arising from the acquisition has been recognised as follows:

$‘000
Total consideration transferred	201,791
Buy-out of non-controlling interest in Sayona Québec (1)	(67,963)
Settlement of pre-existing contractual arrangement	(137,000)
Fair value of identifiable net assets	(29,937)
Gain on bargain purchase	(33,109)

(1)	As at 30 June 2025, the Group recognised Piedmont’s non-controlling interest in Sayona Québec of $37.8 million.

Contents

Notes to the Financial Statements
30.	Business Combinations (continued)

(d)	Gain on bargain purchase (continued)

The following items are material to the calculation of the gain on bargain purchase:

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

Settlement of pre-existing contractual arrangement
Prior to the acquisition of Piedmont by Sayona, the parties entered into a supply contract under which Sayona sold spodumene concentrate to Piedmont. At the date of acquisition, the fair value of the contract was determined by reference to terms for current market transactions of the same or similar items and was assigned a fair value of $137 million. The acquisition of Piedmont by Sayona resulted in the settlement of this pre-existing contractual arrangement, and the allocation of $137 million of the purchase consideration to the settlement of this pre-existing contractual arrangement.

Key judgements and estimates

Determination of fair value of assets acquired and liabilities assumed
Judgement is required to determine the fair value of assets acquired and liabilities assumed at acquisition date in a business combination, which could have a material impact on the resulting goodwill or gain on bargain purchase.

Key assumptions used in determining fair values include commodity prices, production volumes, mineral resources and ore reserves, cash outflows (including operating costs, capital expenditure, closure and rehabilitation costs and taxes), discount rates, foreign exchange rates, and the estimated timing of future cash flows.

31.	Assets Held for Sale

Non-current assets (inclusive of directly associated liabilities) are reclassified to current assets held for sale if their carrying amount is highly probable to be recovered through sale rather than through continuing use, and are available for immediate sale in their present condition.

Ewoyaa
In May 2026, the Group announced that it had entered into an agreement to sell its interest in Ewoyaa in Ghana to Zhejiang Huayou Cobalt Co, Ltd for cash consideration of $71 million (before fees and taxes). The transaction is expected to complete in Q2 FY27, subject to the satisfaction of Ghanaian regulatory approvals.

Consequently, the Group’s interest in Ewoyaa has been reclassified as held for sale at 30 June 2026 and is presented separately in the Consolidated Statement of Financial Position. The major classes of assets and liabilities classified as held for sale are as follows:

	2026 $'000	2025 $’000
Assets
Advances to affiliates	18,334	–
Total assets held for sale	18,334	–
Net assets held for sale	18,334	–

The cash flows associated with the Group’s interest in Ewoyaa are as follows:

	2026 $’000	2025 $’000	2024 $’000
Net cash flows from /(used in) investment activities	(1,397)	–	–

32.	Subsequent Events

Issuance of Upfront Tranche of Convertible Notes

On 16 July 2026, the Company held an Extraordinary General Meeting in which shareholders approved the issuance of the Tranche 1 Convertible Notes of US$46 million (C$65 million) to Canada Growth Fund Inc. (“CGF”). On 31 July 2026, the Tranche 1 Convertible Notes were issued to a subsidiary of CGF, with proceeds received on that date. The Convertible Notes have a maturity of five years from the issue date and accrue interest at CORRA (Canadian Overnight Repo Rate Average, floored at zero) plus a margin of 2.25 per cent, payable semi-annually in arrears. The Tranche 1 Convertible Notes have an initial conversion price of A$17.17, with conversion permitted from the first anniversary of the issue date until shortly before maturity.

Sale of Pegmatite Rights

On 7 August 2026, the Group announced that it completed the sale of the Company’s rights, interests and obligations on tenement E45/2364, or Tabba Tabba, in Western Australia to Wildcat Resources Limited (ASX: WC8) (“Wildcat”). As consideration under the transaction, the Group received US$3.5 million (A$5.0 million) in cash payable on completion, US$5.6 million (A$8.0 million) in Wildcat ordinary shares, and US$2.1 million (A$3.0 million) in deferred cash payable six months after Wildcat announces a completed feasibility study for its Tabba Tabba project. The Group also retained exposure to the tenement should Wildcat have exploration success, with the Company receiving rights to contingent cash payments of A$0.70 per tonne for each tonne of JORC Pegmatite Mineral Resource announced by Wildcat within E45/2364.

Completion of Sale of Ewoyaa Project Interest
On 26 October 2026, the Group announced that it completed the sale of all rights and interests in Ewoyaa in Ghana to Zhejiang Huayou Cobalt Co, Ltd for cash consideration of $71 million (before fees and taxes). Completion of the sale follows receipt of the requisite Ghanaian regulatory approvals.

No other matters or circumstances have arisen since the end of the reporting period that have significantly affected or may significantly affect the operations, results of operations or state of affairs of the Group in subsequent periods.